SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: For the period ending 9 September 2005
TELSTRA CORPORATION LIMITED
ACN 051 775 556
242 Exhibition Street
Melbourne Victoria 3000
Australia
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INDEX
Telstra earnings guidance
Telstra releases briefing paper
Telstra Corporation Limited 2005 Annual Report
Telstra Corporation Limited 2005 Annual Review
Telstra Corporation Limited 2005 Notice of Meeting

5 September 2005
Telstra earnings guidance
The Telstra Board and management have reviewed the company’s trading results for the first two months of the current financial year and considered preliminary data emerging from the CEO’s strategic review of management and operations. Also, Telstra management was briefed by Department of Communications, Information, and the Arts (DCITA) late last week on their proposal to expand the regulation of Telstra. As a result, the Board decided today to clarify the earnings outlook for the company.
The company’s earnings before interest and tax in 2005/06 are expected to decline by 7-10 percent compared to 2004/05 as a result of accelerating declines in PSTN revenues and softening growth in the mobiles market due to aggressive pricing and “bucket plans”. The accelerating decline in PSTN revenues reflects the influence of two forces: (1) downward pressures that are industry-wide, which management will address in its strategic review, and (2) regulatory decisions that result in direct material reductions in revenues.
In addition to the costs of regulation that have been widely addressed, revenues lost to regulatory decisions are large and growing each year. In 2005/06, regulatory price reduction decisions that have already been made or are pending are likely to cost Telstra more than $850 million in lost revenues and have been factored into the company’s earnings outlook.
While growth rates in broadband and advertising continue to be strong, they are not sufficient in absolute terms to offset the decline in PSTN revenues.
There are two pending decisions that are material for Telstra: (1) operational separation as briefed last week by DCITA and (2) pricing for the unbundled local loop, which includes proposed ULL prices that are de-averaged and below Telstra’s costs. Telstra will inform the market when it is in a position to quantify the financial and operational impact of these decisions.
Telstra’s management team has introduced a number of immediate measures to address the deterioration in the company’s earnings outlook, including a freeze on recruitment and deferral of all non-customer demand-driven discretionary capital expenditure. Management will introduce further measures to drive earnings growth and reduce costs as the CEO completes his strategic review of the company’s operations.
Telstra’s CEO, and the Board agrees, has said that “Telstra’s ability to halt and reverse the decline in earnings in future years depends not only on effective management but also on regulations and administrative practices that do not continually impair shareholder value with initiatives like operational separation and below-cost de-averaging that takes away revenues used to support services to high-cost areas in regional and remote Australia.”
Telstra, consistent with its duties to its shareholders, will continue to inform shareholders of material developments that affect the company’s financial outlook.
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

7 September 2005	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA

4th Floor, 20 Bridge Street	Telephone 03 9634 6400
SYDNEY NSW 2000	Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Telstra releases briefing paper
I attach a copy of a document entitled “The Digital Compact and National Broadband plan” for release to the market.
Telstra understands that this document, prepared as a briefing paper for the Minister for Communications and the Arts and a number of other senior cabinet ministers, has now reached the public domain. Telstra is therefore releasing this document to the market in order that all shareholders have access to the document referred to in recent media reports.
This document was not originally intended for public release.
It contains details of the financial results that were released to the market on the morning of 11 August 2005 prior to the briefing to the Minster later that day. It also contains some forward looking financial information which was prepared for Telstra’s internal purposes and provided to the Government in accordance with Telstra’s obligations under the Telstra Corporation Act. It was not intended to provide market guidance.
The forward looking statements contained in this document should not be relied on and are superseded by Telstra’s announcement to the market on 5 September 2005.
The document also refers to Telstra’s dividend policy. Telstra reiterates statements made on 11 August and 5 September in respect of its future dividend policy. On 11 August in the media and analyst briefing following the release of Telstra’s full year financial results Telstra’s Chief Financial Officer stated that:
“The final tranche of our three year capital management program will be executed based on the flexibility of our balance sheet going forward. To ensure all shareholders are treated fairly we will continually monitor this as the regulatory and the T3 environment unfolds over the next little while.”

On 5 September Telstra’s CEO stated in the media and analyst briefing on that day following Telstra’s announcement to the market that:
“In terms of the dividend policy, the dividend guidance that we gave in the last meeting still holds. Obviously we will always as a board reassesses if there is a material change in outlook going forward, but at this point in time we are not changing our guidance from August 11.”
The dividend guidance given at that time still holds.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

The Digital Compact &
National Broadband Plan
A Pro-Jobs, Pro-Growth, Pro-Regional Parity
Telecoms Initiative for all Australians,
Bringing High-Speed, Broadband
“Next Generation Network”
Services to 98% of the
Nation’s Homes
& Businesses
Presented by
Telstra Corp.
Canberra
August 11, 2005

The Digital Compact &
National Broadband Plan
A Pro-Jobs, Pro-Growth, Pro-Regional Parity
Telecoms Initiative for all Australians,
Bringing High-Speed, Broadband
“Next Generation Network”
Services to 98% of the
Nation’s Homes
& Businesses
C O N T E N T S

Item	Tab
Creating the New Telstra	1

The Digital Compact: Overview & Summary	2

The National Broadband Plan	3

Enabling Regulatory Reforms	4
Canberra
August 11, 2005

Telstra: The Path Forward 11 August 2005

Our Reported Earnings Announcement Today
• Solid Financial Performance
-Revenue Growth: 3.7% -EBIT Growth: 3.0% -Profit after Tax Growth: 4.6%
• Driven by strong results in:
-Broadband
-Mobiles
-Sensis
SYD Canberra Aug 11 2005 Presentation Version 2
Privileged and Confidential. Prepared at the request of legal counsel for the purpose of seeking legal advice.

The Concern within our Earnings Announcement
• 2nd Half Significantly worse than 1st half -PSTN Voice Revenue declined 5% indicating an accelerating decline in that business
• Retail sales and profitability decline continued to accelerate
· Wholesale growth was the major factor allowing revenues to hold flat
· The proposed changes to ULL pricing would be disastrous for Telstra
SYD Canberra Aug 11 2005 Presentation Version 3
Privileged and Confidential. Prepared at the request of legal counsel for the purpose of seeking legal advice.

Telstra

Free cash flow less dividends and buybacks
$2B
1
0
-1
-2
-3
1.0
1.2
0.0
-0.7
-2.2
-1.1
FY02
FY03
FY04
FY05P
FY06F
FY07F
$4.0B cumulative net debt

Source: Telstra Annual Reports 2002,2003 & 2004; Telstra Corporate Plan

SYD Canberra Aug 11 2005 Presentation Version 4

The Corporate plan projects free cash flow below the dividend payment
Free cash flow less dividends and buybacks
$2B
1 1.0 1.2 0 0.0 -1 0.7 1.1 -2 2.2 -3 FY02 FY03 FY04 FY05P FY06F FY07F
$4.OB cumulative net debt
Source: Telstra Annual Reports 2002,2003 & 2004; Telstra Corporate Plan
SYD Canberra Aug 11 2005 Presentation Version 4
Privileged and Confidential. Prepared at the request of legal counsel for the purpose of seeking legal advice.

Deteriorating financial performance

Telstra

Telstra Revenue Growth

12%
10
8
6
4
2
0
-2
9.7
3.8
FY99-FY00
FY05-06P

Telstra EBITDA Growth

12%
10
8
6
4
2
0
-2
6.2
0.0
FY99-FY00
FY05-FY06P

SYD Canberra Aug 11 2005 Presentation Version 5

Deteriorating financial performance
Telstra Revenue Growth Telstra EBITDA Growth —
12% 12% 10 9.7 10 8 8 6 6 4 3.8 4 2 2 0 0 -2 -2 0.0
FY99-FYOO FY05-06P FY99-FYOO FY05-FY06P
SYD Canberra Aug 11 2005 Presentation Version 5
Privileged and Confidential. Prepared at the request of legal counsel for the purpose of seeking legal advice.

Retail fundamentals are declining

Telstra

Total Retail Financial Performance
12%
8
4
0
10.1
1.3
Revenue
Expenses
EBIT
-2.4%

Note: Total retail includes BigPond, not broken out separately

SYD Canberra Aug 11 2005 Presentation Version 6

Retail fundamentals are declining
Total Retail Financial Performance
12%
10.1
1.3
Revenue Expenses
Note: Total retail includes BigPond, not broken out separately
SYD Canberra Aug 11 2005 Presentation Version 6
Privileged and Confidential. Prepared at the request of legal counsel for the purpose of seeking legal advice.

Wholesale growth has kept us afloat

Telstra

Fixed line Revenue Growth
FY04 – FY05
12%
6
0
-6
1.3
11.9
Retail
Wholesale

SYD Canberra Aug 11 2005 Presentation Version 7

Wholesale growth has kept us afloat
Fixed line Revenue Growth FY04 — FY05
12% 11.9 6- 0 1.3
-6
Retail Wholesale
SYD Canberra Aug 11 2005 Presentation Version 7
Privileged and Confidential. Prepared at the request of legal counsel for the purpose of seeking legal advice.

The Challenge
• The Meltdown in the PSTN Business
· The Mix Shift to Lower Margin Products
· The Threat to Wholesale Revenues from ULL Pricing
· Under-investment in core infrastructure and capabilities
SYD Canberra Aug 11 2005 Presentation Version 8
Privileged and Confidential. Prepared at the request of legal counsel for the purpose of seeking legal advice.

Telstra’s longer-term forecasts project an increasingly sharp decline in the PSTN business.
Telstra PSTN revenues
Percent growth over prior year
4% 2.1 0.9 2 0 -2 -4 -3.3 -4.8 -5.2 -6 -6.1 -8 -8.0 -7.6
-10 03A 04A 05A 06P 07P 08P 09E 10E
Financial year
Note: Corporate v. Management plan adjustments reflected in ‘Other’ product category
Source: Telstra Corporate Plan, 1 July 2005
SYD Canberra Aug 11 2005 Presentation Version 9
Privileged and Confidential. Prepared at the request of legal counsel for the purpose of seeking legal advice.

Telstra

Key: Total number of lines (M) | Number of lines lost (M)

	1997	1998	1999	2000	2001	2002	2003	2004	Cumulative % line loss (since peak)
European Telcos									
Deutsche Telekom	37.8	-1.4	-1.9	-2.6	-1.8	-1.5	-1.4	-1.0	-31%
Telecom Italia	24.8	-0.5	-0.8	-0.9	-0.6	-0.7	-0.7	-0.4	-19%
France Telecom	31.6	-0.4	-0.7	-0.7	-0.3	-0.3	-0.4	-0.3	-10%
Telefonica	15.0	15.7	16.0	16.2	-0.1	-0.6	-0.4	-0.2	-9%
US Telcos									
SBC			59.7	61.3	-0.6	-3.5	-2.4	-2.3	-14%
BellSouth			25.5	25.9	-0.2	-1.1	-0.9	-0.9	-12%
Verizon			62.0	62.4	62.5	-4.5	-2.4	-2.6	-15%
Qwest			17.8	18.1	18.2	-1.2	-0.8	-0.7	-15%
Telstra			10.1	10.4	10.5	-0.1	0.0	-0.1	-2%

Source: Company reports and company websites

SYD Canberra Aug 11 2005 Presentation Version 10

Overseas experience shows that once access line loss starts it does not stop
Key:
Total number Number of 1997 1998 1999 2000 2001 2002 2003 2004 of lines (M) lines lost(M)
Cumulative % line loss (Since peak)
European Telcos Deutsche Telekom 37.8 -1.4 -1.9 -2.6 -1.8 -1.5 -1.4 -1/0 -31% — Telecom Italia 24.8 -0.5 -0.8 -0.9 -0.6 -0.7 -0.7 -0.1 -19% —— — France Telecom 31.6 -0.4 -0.3 -10% — Telefonica 15.0 15.7 16.0 16.2 -0.1 -.6 -0.4 -0.2 -9% —— —— —— —— — US Telcos SBC 59.7 61.3 -0.6 -3.5 -2.4 -14% —— — BellSouth 25.5 25.9 ED -12% —— — Verizon 62.0 62.4 62.5 -4.5 -2.4 -2.6 -15% —— —— — Qwest 17.8 18.1 18.2 -1.2 -15% —— —— — Telstra 10.1 10.4 10.5 -0.1 0.0 -0.1 -2% —— —— —
SYD Canberra Aug 11 2005 Presentation Version 10
Source: Company reports and company websites. Prepared at the request of legal counsel for the purpose of seeking legal advice.

EBITDA Margin 1999 % Revenue 2005 % Revenue —— —— — Domestic LD 88.0% 13% 8% Int’l LD 62.6% 4% 2% Local calls 54.3% 23% 12% Basic access 55.0% 17% 27% Mobile 41.9% 22% 33% Data Services 39.5% 21% 18% -— — 100% 100%
SYD Canberra Aug 11 2005 Presentation Version 11
Privileged and Confidential. Prepared at the request of legal counsel for the purpose of seeking legal advice.

Increasing challenge just to "tread water"

Telstra

Telstra revenue FY2005-08
(cumulative impact)

$3B
2
1
0
1.2
2.0
Expected PSTN Revenue Loss
Other' Revenue growth required to maintain EBIT

Telstra EBIT margin 44% 25%

SYD Canberra Aug 11 2005 Presentation Version 12

Increasing challenge just to “tread water:
Telstra revenue FY2005-08 (cumulative impact)
$3B
2 2.0 1.2 1 0 Expected PSTN Other’ Revenue growth Revenues Loss required to maintain EBIT
Telstra EBIT margin 44% 25%
$1-74 of ‘other’ revenue required for every $1 of PSTN revenue lost
SYD Canberra Aug 11 2005 Presentation Version 12
Privileged and Confidential. Prepared at the request of legal counsel for the purpose of seeking legal advice.

Wholesale revenue growth will stop as ULL services come on
Telstra Revenues (Retail vs Wholesale vs ULL*)
Monthly revenue (Access + local + broadband) Retail Wholesale ULL
$100
$90.00
80
$66.50
60
40
$27.50
20
0 Retail Wholesale ULL
*excluding currently proposed $10 drop in ULL Pricing
Source: Telstra Board Paper SYD Canberra Aug 11 2005 Presentation version 13

The Company didn't made the investments it needed to make

Telstra

The Problem	What's Required
Received 14.3M fault calls (over 14% of all lines have faults)	Significant investment in the network for proactive maintenance
Replacement of obsolete or non-vendor supported equipment	Replacing of the obsolete equipment and technologies
Aging of the work force and lack of training in new workers	Investment for tools, equipment and training to bring the workforce to benchmark levels
Legacy IT systems not capable of handling the volumes and new services currently being offered	Investment in fixing and replacing current IT systems to handle the volumes and complexity

SYD Canberra Aug 11 2005 Presentation Version 14

Privileged and Confidential. Prepared at the request of legal counsel for the purpose of seeking legal advice.
What’s Required The Problem Significant investment in the Received 14. 3M fault calls (over network for proactive maintenance 14% of all lines have faults) Replacing of the obsolete equipment Replacement of obsolete or and technologies non-vendor supported equipment Investment for tools, equipment and Aging of the work force and lack of training to bring the workforce to training in new workers benchmark levels Legacy IT systems not capable of Investment in fixing and replacing handling the volumes and new current IT systems to handle the services currently being offered volumes and complexity
$2-3B in additional investment (Opex and Capex) should have been spent over the past 3-5 Years
SYD Canberra Aug 11 2005 Presentation Version 14
Privileged and Confidential. Prepared at the request of legal counsel for the purpose of seeking legal advice.

Cashflow could be even further below the dividend payment

Telstra

Free cash flow less dividends and buybacks
$2B
1
0
-1
-2
-3
-4
1.0
1.2
0.0
-0.7
-2.8
-2.8
FY02
FY03
FY04
FY05P
FY06F
FY07F
Revised FCF
Additional Investment

Source: Telstra Annual Reports 2002,2003 & 2004; Telstra Corporate Plan

SYD Canberra Aug 11 2005 Presentation Version 15

Cashflow could be even further below the dividend payment
Free cash flow less dividends and buybacks
$2B 1.2 1 1.0 0 0.0 -1 -0.7 Revised FCF -2 Additional -3 -2.8 -2.8 Investment -4 FY02 FY03 FY04 FY05P FY06F FY07F
Source: Telstra Annual Reports 2002,2003 & 2004; Telstra Corporate Plan
SYD Canbera Aug 11 2005 Presentation Version 15
Privileged and Confidential. Prepared at the request of legal counsel for the purpose of seeking legal advice

Telstra’s Vision for Differentiation
More independent brands and product sets
Fully integrated products and services, enriched around customer needs
Richer, more valuable customer experiences
SYD Canbera Aug 11 2005 Presentation Version 16
Privileged and Confidential. Prepared at the request of legal counsel for the purpose of seeking legal advice

Customer Value Proposition

Telstra

TODAY → **FUTURE**

Why would I choose Telstra?

Why would I consider being with anyone but Telstra?

Year 1: First steps in integration

Single bill for all products
Single online destination
Single truck for installations
Shops become experience centres

Proof of integration

Year 2: Increasing integration

Delivering integration

Year 3: Seamless experience

One number access
Shops are personalised solution centres
Over the air settings for all services
Relevant one-touch access to content

Seamless Integration

Customer Value Proposition
TODAY
FUTURE
Why would I choose Telstra?
Why would I consider being with anyone but Telstra?
Year 1: First steps in integration Year 3: Seamless experience Single bill for all products Single Year 2: Increasing integration One number access Shops are personalised online destination Single truck for Consistency in all interfaces Shops are solution centres Over the air settings installations Shops become experience ‘try’ centres Telstra.com is key sales and for all services Relevant one-touch centres service channel Integration trucks access to content
Proof of integration Delivering integration Seamless Integration
SYD Canbera Aug 11 2005 Presentation Version 17 Privileged and Confidential. Prepared at the request of legal counsel for the purpose of seeking legal advice

A Digital Compact and National Broadband Plan • Telstra and the Government commit to build a world-class, high-
capacity broadband infrastructure within 3-5 years.
· 98% of Australian homes and businesses would have access to high capacity, Next Generation broadband service (6 MB) and advanced services.
· Rollout would begin as early as Q1-06 and the build out would be completed in 3-5 years
· The Government and Telstra, working together, would assume obligations to each other and to the public to build the network:
-Telstra commits to provide next-generation 6MB broadband to 87% of homes and businesses ($3.IB)
-Government covers the remaining 13% ($2.6B)* • Pricing at nationally averaged prices (both retail and wholesale)
SYD Canbera Aug 11 2005 Presentation Version 18
Privileged and Confidential. Prepared at the request of legal counsel for the purpose of seeking legal advice

A Digital Compact and National Broadband Plan
• Regulatory reform is an essential element of the Compact:
-Exemption of privately funded new infrastructure and services from XIC, XIB and operational separation rules
-Process reforms to shift burden of proof to the regulatory authority, impose timelines on competition notices, etc.
-Guaranteed marketing parity to permit Telstra to match competitor terms and prices.
-Sunset of most transition rules and migration to economy wide competition law.
-Telstra would commit (through an undertaking) to provide competitors continued guaranteed access to current service levels (1.5 MB) on current terms.
-Portions financed by the government would be (a) open to competitive bidding by other providers and (b) subject to full open access regulation.
SYD Canbera Aug 11 2005 Presentation Version 19 Privileged and Confidential. Prepared at the request of legal counsel for the purpose of seeking legal advice

A Digital Compact and National Broadband Plan
• Everyone would benefit under this proposal
Jobs to do the build-out
Jobs and productivity increases resulting from the build-out.
Greater choices for ICE (Information, Communications, Entertainment)
• More flexibility and more choices: — At home — At work — On the move • This proposal would — Spur economic growth — Create new opportunities for rural and remote Australia — Encourage genuine and sustainable competition.
SYD Canbera Aug 11 2005 Presentation Version 20 Privileged and Confidential. Prepared at the request of legal counsel for the purpose of seeking legal advice

Tab 2
Executive Summary
Telstra Corporation
August 10, 2005
The Digital Compact & National Broadband Plan
A Pro-Jobs, Pro-Growth, Pro-Regional Parity
Telecoms Initiative for all Australians
Introduction
Five weeks ago, on July 1, 2005, Telstra_ established a transition team, working with senior management, to undertake a rigorous review of nearly every dimension of Telstra finances, management and operations. This review is on-going.
This report is a product of the review process and has three purposes.
•	First, it outlines key findings.

•	Second, it shows the need for re-framing current thinking around Telstra’s future — particularly if there is a T3, but even if there isn’t.

•	Third, it provides a vision for Australia’s telecoms future. It is a bold vision, but it is also a practical and feasible vision that can move Australia to the top of the front-ranks on a global basis in three to five short years, depending on the pace that is decided.
We ask that you give our findings and recommendations full and appropriate consideration. While understanding and respecting the Government’s timing and the process undertaken to date, our findings suggest that a decision made without revision could have serious short, medium, and long-term consequences for Telstra, the industry and users and shareholders.
We are aware that our request to reopen the discussion of the regulatory environment that surrounds the telecoms industry (not just Telstra) has potential downsides — including a possible decision not to proceed with the T3 sale.
We understand these discussions affect:
•	Telstra’s majority shareholders,

•	Telstra’s minority shareholders,

•	the telecoms industry as a whole,

•	consumers — including the people, enterprises and communities served by the telecoms industry,

•	Australia’s ability to compete in the regional and global economy.

A. Preliminaries from the management review
The management review in which we are now engaged has found many strengths — including talent, technology and a good customer base.
These strengths provide the necessary elements of a foundation for the future, a foundation on which we can achieve a transformation in the range and type of communications services available to Australians. In short, we have the people and the technology to:
•	expand choices for customers,

•	improve customer service,

•	build a Next Generation Network (NGN) available to all Australians, and

•	provide more and higher quality benefits for each communications dollar spent by consumer and enterprise customers.
Many weaknesses and vulnerabilities have also been identified, some of which are serious and must be addressed in the short term. These include, first and foremost, underlying financial weakness. This weakness is compounded by extreme vulnerabilities in the area of regulation and a growing digital divide — not just the divides currently discussed between rich and poor or urban and rural but the growing digital divide between Australia and the rest of the industrialised world.
B. Discussion of financial trends and conditions
Today’s financial report (August 11) on Telstra’s performance during the past fiscal year points to many strengths, but also to systemic weaknesses and vulnerabilities that have far-reaching implications and need to be recognised and addressed — not only for the future of T3 but also for the future of Telstra itself. Examples include the following:
•	key indicators will head south — market share, return on investment, earnings-per-share and other indicators of financial performance are soft and some are declining;

•	the downward trend in PSTN revenues is especially distressing. Reason: PSTN revenues account for more than one-third of our total revenues and an even higher percentage of our margins. The downward trend is rapid and unmistakable, but it is not surprising because it follows a pattern that has been seen in many other countries, many of which are now reversing the policies and regulations that induce these results.

•	Telstra serves high-cost areas without much competition; Telstra faces fierce competition in low-cost areas. Telstra is the primary provider of services to rural, regional and remote Australia — where we have over 90 percent market share. Yet

2

in low-cost urban regions there are geographic areas and market segments where our market share is less than 20 percent.

•	Telstra’s rising revenues are in lower margin, highly-competitive services. Even as Telstra reports increasing revenues, those revenues are coming in areas like broadband and mobiles, where competition is keen and margins are low. These new revenues are replacing PSTN revenues where margins are high. So, increasing revenues fail to reflect the decreasing free cash flow available to the Board and management to invest in the Next Generation Network and to expand the reach and quality of communications services to rural and regional Australia.

•	Telstra is borrowing from reserves to pay the dividend — more than $550 million in 2005, rising to more than $2.2 billion in 2006. The Telstra Board has already recognised that this kind of borrowing-to-pay-dividends is not a sustainable policy or practice.

•	owing to previous cost-cutting strategies that focused on headcount reductions — including more than 40,000 jobs in the past decade — future cost-cutting will be achieved less by headcount cuts and more by deploying high-performance systems and integrated services.

•	significant improvements in financial performance from cost-cutting without growth cannot be achieved. The ability to grow new revenues from new services is essential to the survival of Telstra and the prosperity of its shareholders.

•	dramatic improvements in financial performance from growth based on new, customer-focused services are possible, including new suites of integrated services to residential and business customers throughout Australia.

•	close examination of the regulatory space, however, shows that existing and proposed regulations — including those that will define the regulatory regime for post-T3 — will stunt growth. In fact, the expansion of intrusive regulations under the rubric of Operational Separation and Local Presence Plans, will stifle top-line growth for four reasons:
–	they suppress competition and its benefits to consumers;

–	they deny lower prices to consumers;

–	they discourage investment in infrastructure

–	they prevent or slow down innovation and especially services expansion by Telstra from POTS (plain old telephone service) to PANS (pretty amazing new stuff) in the form of the deployment of integrated services and other innovations that will appeal to customers; are essential for business customers to compete in the new global economy; and are key to Telstra’s achieving top line growth required to sustain dividends and share value.

3

•	The implications of growth suppressed by regulations for T3 are ominous because the success of T3 requires that the market will view Telstra’s going forward fundamentals to be strong and robust. Yet, as noted above, Telstra has increasing revenues in areas like broadband and mobiles, where competition is keen and margins are low replacing PSTN revenues where margins are high but volumes are declining. Regulations proposed for the post T3 environment are also ominous for more than 1.6 million Australians who are Telstra shareholders — and whose livelihood and retirement depends on the value of Telstra shares they hold.
C. A Solution Strategy
Our review suggests there is a solution. On the one side, the government needs to achieve a fair market value for the six billion Telstra shares it now owns. Improvement in the financial and service delivery performance of Telstra is the only way the domestic and international capital markets will support the T3 offering, permitting the government to achieve its financial and social goals, and it’s the only way 1.6 million Australian shareholders can recover the value of their prior investments in Telstra.
On the other, Australian-owned Telstra — in order to improve its financial performance and appear attractive to investors so that the government and minority shareholders can get a fair market price — must be freed from the shackles of:
•	POTS-era regulations that prevent Australian Telstra from competing on a level playing field with other foreign-owned providers who operate in the Australian market;

•	POTS-era regulations that prevent Telstra from lowering prices to consumers and providing more choices to consumers in the form of more attractive bundles of services that better meet customer needs; and

•	POTS-era regulations that prevent Telstra from investing in new networks and services that will increase the convenience, productivity and competitiveness of its customers — and especially the deployment of integrated services that are
–	key to new conveniences and improved quality of life for residential customers;

–	essential for business customers to compete in the new global economy; and

–	indispensable to Telstra’s achieving expanded top line growth that can sustain the company’s value for shareholders — including the government and the 1.6 Australian households that own the shares.
In our view, the solution strategy has two elements:
First, Telstra needs to (and is prepared to) clearly demonstrate how it can improve its financial performance and broaden the reach and improve the quality of its

4

service delivery — including a growth-led recovery that provides advanced and greatly improved services to all Australians, not just those in the urban areas, and timely and transparent services to its wholesale customers.
Second, government and industry, working together and with other consumers and providers, need to shape a pro-competition, pro-jobs, pro-growth, pro-innovation and pro-Australia approach to the post-T3 regulatory regime — one that will promote competition by ensuring competitive parity, remove barriers to innovation by all providers, and allow new customer-centric service delivery that will serve all Australians, not just those in the urban areas, as they strive to promote economic development and improve their quality of life by using all the resources of the digital revolution in the new century.
D. A New Way for Telstra: The National Broadband Plan
The old way is bad for Telstra and even worse for consumers because it leads to:
•	A growing technological divide between rural and urban Australia as current funding models (USO and cross-subsidisation) come under increasing financial pressure.

•	A growing divide between Telstra and the rest of the world — as telecommunications in Australia lags even further behind the rest of the world which is marked by the rapid spread of high-speed broadband communications — and all the new services that make people and enterprises more productive and give families and communities more choices.

•	Even less investment in new networks and technologies to provide advanced services to consumers — and especially to consumers in rural and regional Australia.
On the other hand, there is a new way. For the consumer the new way means:
•	They can receive the products and services increasingly available to the rest of the world — including high bandwidth services, on-demand, with high definition, etc.

•	They have a choice of providers, choice of services and choice of technologies, no matter where they live — especially when you include satellite and other wireless technologies that are rapidly coming to market.

•	Telstra (and any competitor who wants to) can provide Australian customers with an integrated, seamless experience:
•	Wherever they are

•	Whatever service or device they are using

•	Whatever they need from us and however they contact us
•	For rural customers, existing services are maintained and new services made available.

•	Prices decline and innovative pricing offers are made possible.

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•	Vulnerable customers are protected in a sustainable and fair way.
For Telstra, the new way means:
•	We can compete with our foreign-owned competitors on a level playing field.

•	We can match our competitors’ prices in the market.

•	We have the incentive to invest, and will invest, in new technologies like fibre to the home.

•	We can and will share the networks of other carriers where that makes commercial sense.

•	The burden of community social obligations is shared fairly across the industry and with Government.
The new way for Telstra is centered in a National Broadband Plan that achieves equitable access to high-speed Internet services for families and enterprises across Australia. Elements of the plan include:
1.	The National Broadband Plan includes nation-wide deployment of a “next generation network” (NGN) that is more than 4 to 24 times faster than broadband currently in use.

2.	The National Broadband Plan is designed to deliver “next generation” high-capacity Internet services at a minimum of 6.0 megabits per second (mbs).

3.	The National Broadband Plan will bring high-capacity Internet services to more than 98 percent of Australians within 3-5 years.

4.	The National Broadband Plan will provide enhanced satellite, wireless and fixed-line Internet services for 170,000 homes and businesses in more isolated areas.

5.	The five-year program will be funded jointly by Telstra and the government.
•	Telstra will invest an estimated $3.1 billion underpinned by regulatory reform to upgrade urban and rural broadband.

•	The government will invest an estimated $2.6 billion to benefit 1.1 million families and businesses predominantly in rural and remote areas.
A more complete description of the National Broadband Plan is found in Tab 3.

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E.	A New Way for the Government: A Telecommunications Partnership
To achieve these community, enterprise and national objectives and as a predicate to expanded and accelerated investment by Telstra, fundamental reforms are needed in the way government regulates the telecoms industry, including Telstra. The reform process should be guided by principles — such as:
1.	Property rights — that exempts all new services and facilities from XI-B, XI-C, and operational separation.

2.	Burden of proof — that shifts the burden of proof in proceedings to the regulatory authority.

3.	Marketing parity — that marketing practices invoked by a “most favored company” are available to all companies — “free” installations, bundling, discounts, cross-subsidies, etc.

4.	Pricing parity — that advances nation-wide pricing parity by price averaging between metro and non-metro areas on both wholesale and retail.
An elaboration of seven high-priority regulatory reforms that are part of the proposed Digital Compact is found in Tab 4.
A summary of the “gives” and “gets” that constitute the Digital Compact is found on the following summary table.

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The Digital Compact & National Broadband Plan
A Summary

The Compact defined: The Government and Telstra, working together, will assume obligations to each other and to the public to build a national information infrastructure that brings highspeed, broadband services to more than 98% of the homes and businesses in Australia, with build-out beginning in the first quarter of 2006 — or as soon as the Compact is agreed to.

Transaction	Telstra	Government	The Public Gets
Gives	$3.1 billion		1 . Next Generation 6 mbs broadband to all metros and suburbs, bringing advanced services to 87% of homes and businesses.
Gives	$2.6 billion	1. Next Generation 6 mbs broadband to rural and remote Australia, raising total high capacity broadband connectivity to 98% of homes and businesses.
2. Enhanced and expanded satellite, wireless, and fixed Internet services for 110,000 homes in remote locations.

Gets	Regulatory reform that:
1. Exempts privately financed new services and facilities from XIB, XIC & op. sep.
2. Affirms marketing parity.
3. Makes urban-rural pricing parity more sustainable — both retail and wholesale.
4. Shifts burden of proof to regulatory authority, imposes timelines.
5. Sunsets most transition rules and migrates to TPA, economy wide competition laws.	World class national information infrastructure.

1. Economic growth.

2. New opportunities for rural and remote Australia.

3. Genuine and sustainable competition.

Guarantees current access rights for competitors.	New opportunities for economic and social development and more choices for people, enterprises and communities in Australia.

1 . Jobs to do the build-out

2. Jobs and productivity increases resulting from the build-out.

3. Greater choices for ICE:
    •   Information
    •   Communications
    •   Entertainment

4. More flexibility and more choices:
    •   at home
    •   at work
• on the move

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National Broadband Plan Equitable access to high speed Internet for families and businesses across Australia 11th August 2005

National Broadband Plan The National Broadband Plan is a proposal for a partnership between Telstra and the Australian Government to make the next generation of Broadband Internet available on an equitable basis to families and businesses in all areas of Australia. The first generation of broadband Internet is widely available in Australia to 94% of the national and 90% of the regional population. The next generation of broadband, at least 10 times faster than the first, is now being deployed competitively in urban areas of Australia and internationally. Over time, it will be likely to be available to at most, two thirds of the population close to exchanges and in more populated areas. Under the National Broadband Plan, we propose to bridge the digital divide. Telstra in partnership with the Australian Government would undertake a major investment program to provide next generation broadband to 98% of Australians within three to five years. Satellite, wireless and fixed Internet services would be upgraded for 110,000 homes and businesses in more isolated areas. The National Broadband Plan will build stronger and more competitive businesses across Australia, underpin national development and provides equitable on-line access for families.

National Broadband Plan Under the National Broadband Plan, prices to consumers would be comparable to current prices and appropriate international benchmarks. Wholesale access equivalent to today’s services would be available to all competitors under revised regulation, allowing Telstra an economic return on investment costs and ability to average prices geographically and modernise its network. The estimated capital cost of the National Broadband Plan to be $5.7bn over three to five years. Telstra would undertake commercial investment associated with $3.1bn of the capital cost and benefiting an estimated 7.5m families and businesses. A proposed Australian Government contribution is associated with $2.6bn of the capital cost. This investment benefits an estimated l.lm families and businesses predominantly in rural areas. The net cost and distribution of costs between Telstra and the Australian Government should be determined after assessment of factors such as cost recovery from customers, cost averaging and recovery under regulation, and operational costs associated with the deployment. Development of this assessment would be the basis of a detailed proposal for approval by Government and the Telstra Board. Telstra believes that the National Broadband Plan is an important foundation for national development. It is an opportunity for national infrastructure leadership that delivers next generation communications to all Australian businesses and families.

Extraordinary becomes ordinary Australians will soon expect high speed Internet services everywhere. Inside homes and businesses and as we move around, we will want to be connected through fixed and wireless services to global and local networks. Small businesses will video conference with customers across the world. Tourists on other continents will be given real time previews of forthcoming visits. Neighbourhood sporting clubs will post video clips of great victories. Local schools will perform virtual concerts with sister schools in other lands. Grandmothers will compliment grandchildren on art class pictures from across the nation. Extraordinary communications will be ordinary and unexceptional in life and business.

The new standard

Extreme
ADSL2+ Broadband
now available in selected areas.
24000k/1000k from just $59.95
next generation broadband
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speed up
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Telstra in confidence

The new standard
In metropolitan Australia, telecommunications companies are now providing Internet at speeds more than 10 times as fast as those commonly available today. It is the new standard as dial up Internet was the standard of five years ago. Competitively provided services will be available in selected areas close to exchanges and in highly populated areas. Without new investment, around one third of Australians mainly in outer metropolitan, regional and remote areas, will be left behind.

A higher speed future

TELIA
8
24

24 Mbps
Telia – Sweden
$72 AUD
(419kr)

4 Mbps
Bell – Canada
$53 AUD
($50.00 CAN)

2 Mbps
BT – UK
$37 AUD
(£15.99)

T-Online
T-DSL 6000
6000

6 Mbps
Deutsche Telekom – Germany
$40 AUD
(€24.99)

2.5 Mbps
Telus – Canada
$50 AUD
($46.95 CAN)

3-5Mbps
Qwest – USA
$39 AUD
($29.99 US)

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Telstra in confidence

Telstra

A higher speed future
Internationally, higher speeds are becoming the benchmark. Australia currently ranks behind countries such as Canada, France, Sweden, UK and USA against this measure.* Factors such as urban density and direct government support, as well as regulation and competition, drive availability. The National Broadband Plan will dramatically accelerate the pace at which high capacity broadband is deployed across Australia. 24 Mbps Telia — Sweden $72AUD (419 kr) *Analysys, Sophisticated broadband services, report to UK Dept of Trade and Industry, June 2005, p.ii; p.vi

National Broadband Plan The plan is a national rollout of 6 Mbit/s broadband capability covering over 99% of urban and 94% of rural premises* with upgraded fixed, wireless and satellite services to 110,000 other homes and businesses. Telstra would upgrade urban and major regional exchanges. Subject to regulatory reform, new fibre networks would be deployed close to homes and businesses to distribute high speed broadband through the copper customer access network. Government funding would upgrade 2,700 rural exchanges to broadband and transmission capacity in small rural and remote centres. Government funding would allow fibre technology to be deployed to new distribution nodes in many rural areas, and upgrade fixed, wireless and satellite services in other areas. * Rural includes remote and is defined as exchange areas less than 2500 lines. There are 4,265 such exchanges with 2m lines serving on average 580 premises or 1000 people each.

National leadership
Telecommunications is a national responsibility. Modern telecommunications infrastructure accessible to all Australians benefits the nation and consumers. Implementing this proposal would allow the Government and Telstra to demonstrate a strong vision for the future, careful management of national infrastructure and commitment to equity to all Australians.

Costs

Premises by category ('000s premises)

6.8m urban - **Telstra** commercial upgrade
95,000 urban - Government funding of non-commercial upgrades
707,000 rural - Telstra undertakes **commercial** upgrade
993,000 rural - Government funding of access network, transmission and exchange modernisation

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Telstra in confidence

Telstra

Costs The estimated capital cost is $5.7bn over three to five years. The Telstra related capital is $3.1bn and the proposed Australian Government related capital is $2.6bn. Net cost and distribution of costs between Telstra and the Australian Government should be determined after more detailed engineering assessment taking into account factors such as cost recovery from customers, and deployment operational costs. This assessment would be the basis of a detailed proposal for approval by Government and the Telstra Board. Premises by category (‘OOOs premises) Required regulatory changes include the rights to recover investment costs and average wholesale prices geographically and modernise the access network through fibre deployment and copper removal.

Technology overview 2700 Telstra rural exchanges upgraded or replaced, providing broadband capability for the first time Next generation broadband available on short copper lines as exchange equipment upgraded or Hybrid Cable Fibre (urban) Transmission links, particularly serving regional and rural areas, and network capacity expanded by a factor of 10 to accommodate new data flows Long copper lines replaced with new optical fibre and network “nodes” serving shortened copper access lines Upgraded wireless broadband and satellite services

National benefits Exchange areas shown in light blue will be upgraded to the new standard. In yellow areas and outlying parts of light blue exchange areas, faster fixed wireless and satellite broadband services than currently available will be provided.
Satellite, Wireless and other technologies Upgraded Exchange including FTTN Metro -Excluded

For families Families and people across Australia will linked and the communities unified. Communications and information access will be vastly improved and offered at affordable prices. On-line health services, low cost high quality video conferencing and diagnostic information. High speed Internet for schools from the Daintree, FNQ, to Yallingup, Southwest WA. Better access to jobs databases and training. Improved support for national environment programs such as the National Water Initiative. Improved security at borders — no matter how remote. Better delivery of government information programs such as Tough on Drugs into regional Australia. Potential links to community and volunteering initiatives. Telstra Telstra in confidence

Business and regional development
Lower cost, more reliable and secure telecommunications in main streets and small businesses. National business expanding into lower cost regional areas. Regional businesses marketing globally. Immediate access to national business services and supply. Improved transport and logistics efficiency in regional Australia. Lowered barriers to development, such as medical and education support. Telstra Telstra in confidence

Best solution 6Mbit/s for 98% of Australians target is a future-proofing target that is audacious and achievable. Alternatives would be too costly or quickly overtaken by service standards in urban areas. The proposal represents the lowest cost and most effective option to improve services for most Australians. Fixed networks have the greatest capability. Leveraging the existing network will provide significant cost savings over a complete re-build with no repeat of past over-build. This provides the platform for future investment to 12Mbit/s and beyond. Exchange and transmission upgrades will provide the basis of further optical fibre deployment as demand arises. Network access will allow the whole industry to leverage portions of the network constructed using the Government’s investment. Telstra Telstra in confidence

Alternatives A high target such as 12 Mbit/s is costly — $4.7bn government capital contribution. A lower target than 6Mbit/s, such as 1.5Mbit/s costs less — $1.1bn capital. But it is being overtaken now by urban standards and will create different standards across urban and rural areas. Broadband speed outcomes under different investment scenarios Legend Urban Rural 12 Mbit/s 6 Mbit/s 1.5 Mbit/s Upgraded wireless, other 12 Mbit/s 6 Mbit/s or better 1.5 Mbit/s or better 94% rural 94% rural 89% rural Over 99% urbanOver 99% urbanOver 98% urban $4.7bn Gov. capital* $2.6bn Gov. capital $1.1bn Gov. capital * Excludes operating expenditure associated with upgrade and customer revenue contributions. Rural includes remote and defined as exchange areas serving less than 2500 lines Telstra Telstra in confidence

The National Broadband Plan is an opportunity for national leadership delivering equitable access to the next generation communications to all families and businesses across Australia.

Tab 4
The Digital Compact & National Broadband Plan:
Enabling Regulatory Reforms

The Compact defined. The Government and Telstra, working together, will assume obligations to each other and to the public to build a national information infrastructure that brings high-speed, broadband services to more than 98% of the homes and businesses in Australia, with build-out beginning in the first quarter of 2006 — or as soon as the Compact is agreed to.
Only a few weeks ago, the Taskforce appointed by the Prime Minister to review Australia’s Export Infrastructure reported that
“Without action to remove impediments to investment in infrastructure,
Australia’s export potential over the next five to ten years risks being compromised.”
The Taskforce went on to say that
“The greatest impediment to the development of infrastructure necessary for Australia to realise its export potential is the way in which the current economic regulatory framework is structured and administered. It is adversarial, cumbersome, complicated, time consuming, inefficient and subject to gaming by participants.”
At Telstra, we commend the Prime Minister’s leadership in responding to that Report and we welcome the steps he has taken to secure regulatory reform through the Council of Australian Governments. Today, we are asking the Government to initiate similar, far-reaching, reforms in telecommunications.
The following pages outline the regulatory reforms that are needed to bring “next generation” broadband infrastructure and services to all Australians, no matter where they live.

1.	Part XI-C
Re new and advanced services
•	No further declarations should be made under the existing declaration test.

•	New infrastructures and services will exempted from regulation. Specifically, the new infrastructure constructed under the National Broadband Plan, and services enabled by that infrastructure, will be exempt from declaration. Competitors will continue to have regulated access to precisely the same capabilities they have today — generally, 1.5 MB broadband service — either over existing copper or as a bitstream offering over newly installed fiber. Telstra will submit an undertaking guaranteeing such access.

•	New declarations of existing services would be subject to clearer and more specific criteria. More specifically the Part should be amended so that new declarations may be made only if (1) the services are a natural monopoly, and a bottleneck to the development of competition in downstream markets; (2) the services could not have been provided by others at the time when they were introduced; (3) there are not alternative sources of supply of those services, nor is it likely that such services will develop in a reasonable time- frame; and (4) the ACCC, in determining whether to declare the service, has taken account of the desirability of restricting the range of services that are regulated.

•	Services should not remain declared when the conditions which made for declaration no longer hold. All current service declarations shall lapse at a date that is the sooner of (1) three years from the time they were made, (2) December 1, 2008, and may only be renewed if they meet the test set out above.

•	There should be a right to seek review on the merits of service declarations.

•	An effective undertaking mechanism shall be provided that allows for certainty not only with respect to services, but also for new facilities. Service providers must be able to offer an undertaking not only for a service that has been declared, or might be declared, but also for a facility for which investment may or may not have taken place, with the objective of providing certainty as to the access terms and conditions for future periods. These terms and conditions may include no third party access.

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•	When an Undertaking is offered in respect of a declared service, or in respect of a service which may be declared, or for an existing or proposed facility, the Undertaking must be accepted unless that Undertaking is unreasonable. The ACCC must deem an Undertaking to be reasonable if the services or facilities covered by that Undertaking (a) have not yet been provided or (b) could have been provided by others at the time when the investment necessary of their provision was committed. Where that deeming provision does not apply, the ACCC, in assessing whether an Undertaking is unreasonable, must (1) take account of any social or other policy obligations (including CSGs) to which the service provider is subject and the need to recover costs associated with those obligations; (2) take account of the need for investments to earn a commercial rate of return that fully reflects risk; (3) take account (a) of the public interest in the reliability of supply and (b) of the need to provide incentives for the development and widespread availability of new services. Additionally, the ACCC must take account of (4) the need to recover overhead costs and joint and common costs and (5) the need to provide sufficient capacity to cater for expected growth in demand.

•	There should be clear timelines for consideration of Undertakings. If an Undertaking is not rejected within 3 months, then the Undertaking shall be deemed to have been accepted.

•	If an Undertaking is rejected, and that rejection is appealed, there should be clear timelines for determination of that appeal. The Australian Competition Tribunal shall have no more than 6 months in which to hear the appeal and must return a decision within 30 days of the completion of the hearings.

•	Prices determined in arbitrations must at least cover efficient costs. The Commission, in determining charges in an access arbitration, may not determine a charge which would not allow an efficient provider to recover all of its costs in the longer run, taking account of (1) the need to recover overhead costs and joint and common costs, (2) the need to provide sufficient capacity to cater for expected growth in demand; (3) the need for investments to earn a commercial rate of return that fully reflects risk; and (4) any social or other policy obligations (including CSGs) to which the service provider is subject and the need for recoupment of the costs associated with those obligations.

•	There should be a right to merits review of charges determined in arbitrations. The Australian Competition Tribunal shall have no more than 3 months in which to hear the appeal and must return a decision within 30 days of the completion of the hearings.

•	The telecommunications access regime should cease, and only the economy-wide access provisions should apply from no later than December 1, 2008.

3

•	The proposed legislative changes should come into effect from the date of announcement.
2.	Part XI-B
Re new and advanced services
•	The legislation should be clarified by adding a purpose clause that states that nothing in Part XI-B should be used to prevent a carrier from introducing new services, improving existing services or offering sustainably lower prices to consumers. It should be made clear that this provision must be taken into account in determining the interpretation of any provision in the Part.

•	Part XI-B should only apply to declared services. To this end, the Part should be amended so that to breach the competition rule, (1) a carrier must have a substantial degree of power in a market; (2) that market must be the market for a declared services; and (3) that carrier must take advantage of that power with the effect or likely effect of substantially lessening competition.

•	Part XI-B should not prohibit or impede Telstra from meeting competitors’ prices. To this end, the Part should be amended to state that nothing in this part may be used to prevent a carrier from merely meeting the prices set by its competitors.

•	Telstra should not be subject to prolonged uncertainty about Competition Notices. To this end, the Part should be amended so that Notices expire after three months. Additionally, the Commission must, within 3 days of issuing a Competition Notice, give a statement of reasons to the party against which the Notice is issued and that statement must allow that party to identify the conduct which is caught by the Notice and the changes it must make to that conduct for the conduct to be consistent with the Competition Rule.

•	Part XI-B should have a clear sunset clause. The Part should be amended so that it expires on December 1, 2008.

•	The proposed legislative changes should come into effect from the date of announcement.

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3.	Operational Separation
•	Operational separation should not undermine Telstra’s efficiency or ability to compete. To this end, any requirement for operational separation shall only apply in so far as it does not (1) compromise or unduly restrict Telstra’s ability to operate as an integrated entity; (2) undermine Telstra’s ability to develop, implement and provide new services; (3) undermine Telstra’s ability to reduce costs; (4) increase the risks Telstra bears in undertaking new investments; (5) or in other ways hinder, impede or prevent Telstra from offering lower prices or better services to consumers.

•	Additionally, operational separation shall only apply to declared services and to services in respect of which Telstra is in practical terms the sole supplier. To this end, the Minister, in determining the range of services covered by any operational separation requirement, may only include a service if that service is a declared service and the Minister is satisfied that Telstra is in practical terms the sole supplier of that service.

•	Operational separation shall provide for equivalence in service standards. Within the constraints set out above, Telstra shall ensure that in the supply of the listed services, it ensures that those services are provided on non-price terms and conditions that are equivalent to those on which it provides those services to itself, taking account of any differences in the circumstances in which that supply occurs.

•	In ensuring equivalence in the prices on which listed services are provided to Telstra itself and to third parties, any operational separation requirements must not force Telstra to impose on itself prices any higher than those it offers material competitors. To this end (1) nothing in the operational separation regime shall impede Telstra from offering to itself a price that is no lower than the price it offers a material competitor; (2) nothing in the operational separation regime shall impede Telstra from offering to itself a price that is required for it to meet the retail prices set by competitors, and (3) nothing in the operational separation regime shall impede Telstra from offering to itself a price that reflects the economies associated with the scale on which it supplies service to itself.

•	Any operational separation requirements should be implemented in a manner that minimizes compliance costs and is light handed. In the first instance, compliance audit should be by accredited third parties, rather than by a regulator; the regulator may only carry out its own audit if requested by the Minister, and the Minister may only seek such an audit if there are reasons to believe that the compliance audit has been improperly carried out. Additionally, it needs to be made clear that it is not the intention of operational separation to act as an ex ante tariff approval regime, and that the regime is not be interpreted or implemented in a manner that creates or amounts to such an ex ante tariff approval regime.

5

•	The operational separation requirements shall apply to all providers of declared wholesale services.

•	Telstra’s compliance with the pricing aspects of Operational Separation will provide Safe Harbour status with respect to XI-B
4.	USO
•	The current USO provisions will be locked in for a period of 3 years. Those provisions shall continue to apply only to the Standard Telecommunications Service.

•	Telstra will have a predictable stream of compensation for providing the current USO. To this end, the Government will specify an amount, to be set on the basis of the cost of the USO at 1 January 2006, which will be the amount, corrected for inflation, which will be paid to Telstra each year as compensation for the cost of the current USO. Those payments will continue for 5 years.

•	The Government must also ensure that the ACCC has an obligation, in the exercise of its powers under Part XI-C, to take account of the need for Telstra to recoup the costs of the USO.

•	If at the end of the 5 year period, the Government retains Telstra’s obligations with respect to the Standard Telecommunications Service, it must ensure that Telstra is compensated for those obligations by an annual payment equal to the amount provided in the last year of the 5-year period, adjusted for inflation.

•	The Government will establish a fund that will have as its purpose to ensure that all Australians, regardless of where they live, work or carry on a business, will have reasonable access to telecommunications services including advanced telecommunications services. That fund will be required to operate in a manner that is transparent and competitively neutral. In particular, there will be no restrictions on Telstra’s ability to bid for any part of the funding made available.

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5.	Local Presence Plan
•	The requirement to file a Local presence Plan shall apply equally to all licensed carriers and should provide details of:
1	areas where the carrier has invested in telecommunications facilities in the course of the previous 12 months and the extent of such investments;

2	areas where they plan to invest in the next 12 months.
6.	Service Standards and CSG’s
•	All current CSGs and obligations associated with the Network Reliability Framework are to be reviewed within the next 3 years. That review shall be carried out by the Productivity Commission and shall be made public. It should examine the costs and benefits of the relevant regulations and their impacts on the efficiency and competitiveness of the telecommunications industry.

•	Any changes to existing CSGs or service standards, renewals of existing CSGs or service standards, or introduction of new CSGs or service standards can only be imposed if the benefits of such to Australian society outweigh the costs. In making this assessment, the communications regulator (ACMA) shall be required to take account of (1) the desirability of relying on markets to determine service quality, and (2) the extent to which acceptable levels of service would in any event be provided, even absent any specific regulation. The regulator’s assessment is to be published.

•	Any CSGs or service standards must be competitively neutral and equally applicable to all providers of those services.

•	The community should be made aware of the costs and benefits of service standard regulation. The Productivity Commission shall be required to undertake and publish, at least once every three years, an assessment of the costs and benefits of the regulations.
7.	Price Averaging
•	With respect to the existing copper loop and the legacy services of the PSTN, there is a general community expectation that a degree of price averaging will be maintained between metropolitan and non-metropolitan areas. That expectation will not give rise to a specific legislative requirement, but may be a matter on which the Minister or ACMA reports from time to time, and should be a matter that the ACCC is required to fully take into account in its pricing decisions.

7

•	Any expectation as to the averaging of retail pricing will only to apply to existing copper loop and legacy services, and will not apply in respect of new services, including ADSL.

•	To make that expectation more sustainable, the Government will legislate to ensure that regulated wholesale prices for declared services, and especially for those used in, or relevant to, the supply of the legacy services of the PSTN, and specifically including ULLS, will also be averaged as between metropolitan and non-metropolitan areas. This will take the form of a requirement that in setting regulated prices for the relevant declared services, the regulator (or the ACT in appeal proceedings) must take account of the desirability of preserving reasonable parity of retail pricing as between metropolitan and non-metropolitan areas and must set the regulated prices in a manner that is consistent with, and promotes, that objective.

•	That legislation will not prevent Telstra from setting de-averaged wholesale prices where it chooses to do so, or from de-averaging its retail prices where required to do so to meet competition.

•	The legislative instrument shall have a sunset clause. That sunset clause will come into force if there is a policy decision that the relevant retail prices should be capable of being deaveraged and any legislation that may prevent that deaveraging (such as the local call pricing parity provisions) is repealed.

•	The proposed legislative changes should come into effect from the date of announcement.

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innovation – making thinking work

Annual Report 2005

digital entertainment
security and automation
fixed line
i-mode®

We are providing our report to shareholders in two parts:
•	Annual Review 2005; and

•	Annual Report 2005
Both parts will be lodged with the Australian Stock Exchange (ASX) and the Australian Securities and Investments Commission (ASIC) and are available on the Internet:
http://www.telstra.com.au/abouttelstra/investor/annual_reports.cfm
This Annual Report is a detailed report that has been prepared by Telstra Corporation Limited as part of its statutory annual reporting obligations under section 314 of the Australian Corporations Act 2001 (Cwth). The Annual Report does not represent or summarise all publicly available information in relation to Telstra. There is other publicly available information in relation to Telstra that has been notified to the ASX and ASIC. Some of this information has also been lodged with the United States Securities and Exchange Commission (SEC). Copies of documents lodged with the ASX and ASIC may be obtained from ASIC and copies of documents lodged with the SEC may be obtained from the SEC.
Nothing in this Annual Report is or shall be taken to be an invitation or an application or an offer to subscribe for, or buy shares in, Telstra.
Terms used in this report:
•	We, Telstra, Telstra Group and the Company – all mean Telstra Corporation Limited, an Australian corporation, and its controlled entities as a whole; and

•	Telstra entity is the legal entity, Telstra Corporation Limited.
Our fiscal year ends on 30 June. Unless we state differently, the following apply:
•	Year or a fiscal year means the year ended 30 June; and

•	2005 means fiscal 2005 and similarly for other fiscal years.
All amounts are expressed in Australian dollars (A$) unless otherwise stated.
A glossary of other terms used is provided to assist with the general understanding of the report.
Telstra Corporation Limited
Australian Business Number: 33 051 775 556
Registered Office: 41/242 Exhibition Street
Melbourne Vic 3000
Australia

Telstra Corporation Limited and controlled entities

Telstra Corporation Limited and controlled entities

Telstra Corporation Limited and controlled entities
Summary Overview
General
We are Australia’s leading telecommunications and information services company, with one of the best known brands in the country. We offer a full range of services and compete in all telecommunications markets throughout Australia and certain overseas countries.
Our main activities include the provision of:
•	basic access services to most homes and businesses in Australia;

•	local and long distance telephone calls in Australia and international calls to and from Australia;

•	mobile telecommunications services;

•	broadband access;

•	a comprehensive range of data and Internet services (including through Telstra BigPond®, Australia’s leading Internet service provider (ISP));

•	management of business customers’ IT and/or telecommunications services;

•	wholesale services to other carriers, carriage service providers (CSPs) and ISPs;

•	advertising, search and information services; and

•	cable distribution services for FOXTEL’s cable subscription television services.
Our international business includes Hong Kong CSL Limited (CSL), one of Hong Kong’s leading mobile operators, TelstraClear Limited (TelstraClear), the second largest full service carrier in New Zealand and Reach Ltd (REACH), a provider of international voice and satellite services in Asia.
One of our major strengths in providing integrated telecommunications services is our extensive geographical coverage through both our fixed and mobile network infrastructure. This network and systems infrastructure underpins the carriage and termination of the majority of Australia’s domestic and international voice and data telephony traffic.
Our vision is to be Australia’s connection to the future. Our mission is to develop, design and deliver great communications solutions to all our customers. Our goal is to grow the Company profitably and provide attractive returns to our shareholders. We will achieve this by employing terrific people who work together in an operationally excellent way to deliver innovative products and outstanding service to our customers.

Telstra Corporation Limited and controlled entities
Key Information
Selected financial data
We recommend that the following information be read in conjunction with our financial statements, the accompanying notes to our financial statements and other information included in this annual report.
Our selected financial data is derived from our audited consolidated financial statements and accompanying notes to our financial statements, which were prepared in accordance with Australian GAAP. Where this differs in material respects from USGAAP, these differences are shown in note 30 to the financial statements.
Financial data

	Year ended 30 June
	2005		2005(1)	2004		2003		2002		2001
	(in millions, except per share amounts)
	A$		US$	A$		A$		A$		A$

Statement of Financial Performance Data
Amounts in accordance with Australian GAAP:
Revenue from ordinary activities (2)		22,760	17,338		21,335		21,700		20,928		23,086
Expenses from ordinary activities (excluding depreciation, amortisation and borrowing costs) (2) (3)		11,886	9,054		11,105		12,446		11,319		13,149
Depreciation and amortisation		3,766	2,869		3,615		3,447		3,267		2,871
Borrowing costs		839	639		767		879		896		769
Profit before income tax expense		6,269	4,776		5,848		4,928		5,446		6,297
Net profit		4,447	3,388		4,117		3,394		3,650		4,061
Net profit available to Telstra Entity shareholders		4,447	3,388		4,118		3,429		3,661		4,058
Earnings per share (4)		0.36	0.27		0.32		0.27		0.29		0.32
Earnings per American depositary share (ADS) (4)		1.80	1.35		1.60		1.35		1.45		1.60
Dividends paid (5)		4,131	3,147		3,186		3,345		2,831		2,316
Dividends declared for the fiscal year		4,978	3,792		3,284		3,474		2,830		2,445
Dividends declared per share		0.40	0.30		0.26		0.27		0.22		0.19
Dividends per ADS (6)		2.00	1.50		1.30		1.35		1.10		0.95

Amounts in accordance with USGAAP:
Operating revenue		22,167	16,887		20,737		20,495		20,196		19,456
Net income		4,172	3,179		1,381		3,450		3,898		3,576
Basic earnings per share (4)		0.34	0.26		0.11		0.27		0.31		0.28
Basic earnings per ADS (4)		1.70	1.30		0.55		1.35		1.55		1.40
Dividends per ADS (6)	US$	1.27		US$	0.90	US$	0.77	US$	0.58	US$	0.46

Statement of Financial Position Data (at year end)
Amounts in accordance with Australian GAAP:
Total assets		36,310	27,660		34,993		35,599		38,219		38,003
Current interest-bearing liabilities		1,518	1,156		3,246		1,323		1,896		2,604
Non current interest-bearing liabilities		11,816	9,001		9,014		11,232		12,481		11,915
Contributed equity		5,793	4,413		6,073		6,433		6,433		6,433
Shareholders’ equity/net assets		14,881	11,336		15,361		15,422		14,106		13,722

Telstra Corporation Limited and controlled entities
Key Information

	Year ended 30 June
	2005	2005(1)	2004	2003	2002	2001
	(in millions, except per share amounts)
	A$	US$	A$	A$	A$	A$

Amounts in accordance with USGAAP:
Total assets	36,966	28,160	35,580	40,422	42,719	42,561
Current borrowings	1,524	1,161	3,246	1,323	1,866	2,604
Non current borrowings	11,641	8,868	9,095	11,580	12,372	11,943
Share capital	5,921	4,511	6,164	6,568	6,536	6,455
Shareholders equity/net assets	14,367	10,945	15,291	18,025	18,402	17,795

Revenue from ordinary activities comprises:
Sales revenue	22,161	16,882	20,737	20,495	20,196	18,679
Interest revenue	103	78	55	84	126	103
Revenue from sale of assets and investments	226	172	330	859	302	3,303
Dividend revenue	—	—	1	1	1	16
Miscellaneous revenue	270	206	212	261	303	985

	22,760	17,338	21,335	21,700	20,928	23,086

(1)	Unless otherwise noted, all amounts have been translated at the noon buying rate on 30 June 2005 of A$1.00 = US$0.7618.

(2)	For a breakdown of operating revenue by product group and a breakdown of operating expenses by expense category, see ‘Operating and Financial Review and Prospects’.

(3)	Includes our share of net (profit)/loss from joint venture entities and associated entities.

(4)	Calculated based on the weighted average number of issued ordinary shares that were outstanding during the fiscal year and, in the case of ADS calculations, based on a ratio of five shares per ADS. As at 30 June 2005, we had issued ordinary shares of 12,443,074,357 after completing a share buy-back during fiscal 2005 of 185,284,669 ordinary shares. As at 30 June 2004, we had issued ordinary shares of 12,628,359,026 after completing a share buy-back during fiscal 2004 of 238,241,174 ordinary shares. During fiscal 2001 to fiscal 2003, we had 12,866,600,200 issued ordinary shares at the end of each year. Basic earnings per share for each year were the same as diluted earnings per share.

(5)	During fiscal 2005, we paid dividends of A$4,131 million, being the previous year’s final dividend of A$1,642 million, the fiscal 2005 interim dividend of A$1,742 million and a special dividend of A$747 million paid with the interim.

(6)	Calculated based on dividends paid during the year on a ratio of five shares per ADS.
Exchange rate information
Our consolidated financial statements are shown in Australian dollars (A$) except where another currency is specified. For convenience, this report has translations of certain A$ into US dollars (US$) at an exchange rate as at 30 June 2005 of A$1.00 = US$0.7618. These translations are indicative only and do not mean that the A$ amounts could be converted to US$ at the rate indicated.
The tables below show the rates of exchange at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:
•	at the latest practicable date before the publication of this annual report, being 18 August 2005: A$1.00 = US$0.7537;

•	the high and low exchange rates for six months preceding the date of this annual report:

	High	Low

February 2005	0.7940	0.7669
March 2005	0.7974	0.7685
April 2005	0.7834	0.7658
May 2005	0.7810	0.7550
June 2005	0.7792	0.7498
July 2005	0.7661	0.7403

Telstra Corporation Limited and controlled entities
Key Information
•	for the five most recent fiscal years:

Year ended 30 June	At period end	Average rate(1)	High	Low

2001	0.5100	0.5372	0.5996	0.4828
2002	0.5628	0.5240	0.5748	0.4841
2003	0.6713	0.5884	0.6729	0.5280
2004	0.6952	0.7155	0.7979	0.6930
2005	0.7618	0.7568	0.7974	0.6880

(1)	The average of the noon buying rates on the last day of each month during the year.
Fluctuations in the A$ to US$ exchange rate will affect:
•	the US$ equivalent of the A$ price of our shares on the Australian Stock Exchange (ASX). Consequently, this is likely to affect the market price of our American depositary shares (ADS) in the US; and

•	the US$ amounts received by holders of ADS on conversion by the Depositary of cash dividends paid in A$ on the shares underlying the ADS.
Risk factors
The following describes some of the significant risks that could affect us. Additionally, some risks may be unknown to us and other risks, currently believed to be immaterial, could turn out to be material. All of these could materially adversely affect our business, profits, assets, liquidity and capital resources. They should be considered in connection with any forward-looking statements in this annual report and the warning regarding forward-looking statements in this section of this annual report.
Strategic review requested by the Board
Telstra is a fully integrated telecommunications company with complex business processes and systems, which have been developed on the premise of certain strategic objectives and agendas.
On 1 July 2005 Solomon Trujillo commenced as our new CEO, replacing Ziggy Switkowski who had been CEO for six years. Our new CEO is currently conducting a strategic review of our operations and strategies under the Board’s instructions. There is a risk that as a result of this strategic review we may implement changes to our previous strategies requiring significant investment in new technology and systems and the development of new products and services, which may affect our financial position. For a fuller discussion see ‘Operating and Financial Review and Prospects – Overview of key factors affecting our business and financial performance’.
The further privatisation of Telstra may impact our operations
The Government has recently stated that it will introduce legislation to enable the further sale of its remaining interest in us. In March 2005, the Government appointed external business advisers to undertake a scoping study to assess the possibility of a sale and to make recommendations to the Government. The objective of the scoping study was to produce a comprehensive report addressing commercial, policy, regulatory, financial, industry, project management and other issues relevant to divesting the Commonwealth’s remaining interest in us. The scoping study was completed in June 2005 and advised that the preferred timing for any sale of the Commonwealth’s remaining interest in us is late 2006. The Government has stated that it will make a further decision in early 2006 about proceeding with a sale. This decision will include an assessment of whether the level of demand for the shares would allow a partial or full sale of the Commonwealth’s remaining interest in us. Until this decision is made by the Government and announced, it is unclear how this may affect our capital structure, operations, organisational structure

Telstra Corporation Limited and controlled entities
Key Information
and corporate compliance obligations. Any sale by the Commonwealth of its remaining interest in us may involve substantial use of management time and resources, as well as expenditure on external advisers. For further information regarding our shareholders, see ‘Major Shareholders and Related Parties’.
We are subject to extensive regulation that may negatively affect our business and profitability by constraining our ability to pursue certain business opportunities and activities affecting the returns we can generate on our assets.
We operate in a heavily regulated environment. Australia has generally applicable and established competition law. There is further telecommunications-specific legislation that regulates matters such as carrier and CSP obligations, industry specific competition regulation and those of our services to which competitors can have access (and the terms and conditions under which we provide this access). We are also subject to regulations that are specific to us and not applicable to our competitors. For example, under the Telstra Corporation Act 1991 (Cwth) (Telstra Act), the Communications Minister may direct us to act in particular ways that benefit the public interest even though those actions may not be in our best commercial interests.
The current Commonwealth Government has stated that it is considering selling its remaining interest in us. The Government has indicated that any sale legislation will form part of a package of legislation which will give effect to a number of regulatory reforms including the introduction of an Australian model of operational separation that will apply to our internal structure. See risk factor regarding further privatisation of Telstra.
Because of these numerous factors, there is a risk that we could be exposed to significant limitations, uncommercial imposts, penalties and compensation payments in relation to our current and future activities and assets. This may make it prudent on some occasions for us to cease or choose not to engage in business activities in which we might otherwise engage or avoid, or defer or abandon certain capital projects. These regulatory risks could therefore have an adverse effect on our ability to pursue certain business opportunities and activities and the returns we can generate on our assets. This may in turn adversely affect our financial performance.
For more information regarding our regulatory environment and our obligations and potential liabilities under Australian and overseas regulations, see ‘Competition and Regulation — Regulation’.
We are subject to new financial reporting obligations
The Australian Accounting Standards Board (AASB) has adopted International Financial Reporting Standards (IFRS) for application to reporting periods beginning on or after 1 January 2005. The AASB has issued Australian equivalents to IFRS (A-IFRS), which will be reflected in the financial statements for the first time for the half-year ending 31 December 2005 and the year ending 30 June 2006.
Under A-IFRS, we expect our net profit after tax to be more volatile compared with our existing Australian reporting requirements. However, we expect that the adoption of A-IFRS will not affect our net cash flow, our ability to borrow funds or our capacity to pay dividends to our shareholders.
Refer to note 1.4 to our financial statements for further details regarding our adoption of A-IFRS.
Competition in the Australian telecommunications market could cause us to continue to lose market share and reduce our prices and profits from current products and services
The Australian telecommunications market has become increasingly competitive since the Commonwealth Government introduced open competition on 1 July 1997. Although the overall market has experienced growth to date, we have lost substantial market share in some key markets. In response to increased

Telstra Corporation Limited and controlled entities
Key Information
competition, we have lowered the prices of our products and services, particularly the prices for our local calls, national long distance calls and international telephone services and calls to and from mobile services. We expect that these trends will continue due to competitive activity, regulation requiring reductions in call prices and regulatory facilitation of access to our networks, products and services.
We expect competitors to continue to engage in vigorous price competition. We also expect that our competitors will continue to market aggressively to those of our customers who purchase large volumes of telecommunications services from us. The continued loss of market share could have an adverse effect on our financial results in the market or markets in which this type of competition occurs.
For more information on our competitive environment, see ‘Competition and Regulation — Competition’.
If growth in mobiles and some of our other products continues to slow, our revenues may not increase as rapidly as in the past and may even decrease, which in turn could adversely affect our profitability
In recent years, our revenues have increased in a large part because of rapid usage growth in new services such as mobile communications, data, Internet products as well as advertising and directories services, whilst revenue for PSTN services declined. Indications are that some of these product markets are not likely to continue expanding at the same rates, as in recent years, and may decline. If these markets do not continue to expand, then in the absence of new products and services our revenue growth may continue to slow just as some revenue growth declined in the second half of fiscal 2005, which in turn could affect our consolidated financial position and results of operations.
Rapid technological changes and the convergence of traditional telecommunications markets with data, Internet and media markets expose us to significant operational, competitive and technological risks
Rapid changes in telecommunications and IT are continuing to redefine the markets in which we operate, the products and services required by our customers and the ability of companies to compete in the telecommunications industry in Australia and elsewhere in the world. These changes are likely to broaden the range, reduce the costs and expand the capacities and functions of infrastructure capable of delivering these products and services.
As traditional telecommunications, data, Internet and media markets converge, it is possible that further new competitors may enter the markets in which we have traditionally competed and we may confront established competitors in new markets we seek to enter. This could result in reduced market share, revenue and profitability in our traditional markets and could adversely affect our ability to win market share and operate profitably in these new markets.
To address the converging telecommunications, data, Internet and media markets, we may be required to devote considerable resources to enhancing our ability to deliver services required by these markets. There is a risk that competitors may leverage both their own and our infrastructure or deploy or develop technologies or infrastructure that provides them with a lower cost base or other operating advantages that may drive down market prices. This could give these competitors an advantage if we are unable to promptly and efficiently provide equivalent services. We have invested substantial capital and other resources in the development and modernisation of our networks and systems. However, we may be required to incur significant capital expenditures in addition to those already planned in order to remain competitive. This will also require careful management of the existing asset base, as well as careful consideration of the appropriate decisions on technology investment. There is a risk that our ability to respond quickly to technological change may be hampered by the complexity of integrating our existing systems with new technologies.

Telstra Corporation Limited and controlled entities
Key Information
Rapid changes in telecommunications and IT could also have an impact on the useful lives of our communications assets. We assess the appropriateness of the service lives of our communications assets on an annual basis. This assessment includes a determination of when the assets may be superseded technologically. We use an “end date lifing” methodology where we believe that technologies will be replaced by a certain date. If our assessments of useful lives prove to be incorrect, we may incur either higher or lower depreciation charges in the future or, in certain circumstances, be required to write down these assets.
Our ability to develop, build and maintain products to satisfy market demand may not be realised
In order to meet market demand, we constantly develop, build and maintain our products to satisfy our customers’ needs. Due to the multiplicity of products in the market, there is a risk that we may incorrectly predict future market demand for certain products which we develop and maintain. There is a risk that the profitability of certain products may decline if customers choose alternative products. For a detailed description of our products and services see ‘Information on the Company – Products and services’.
Innovations in technology may require us to transform our existing organisational structure, cost structure, people skills, and infrastructure asset values
Our revenues, products and costs are changing as a result of lower technological barriers to entry, margin pressures and increased regulatory scrutiny. The need to transform the company to new operational models will become important for profitable growth. The company faces challenges in transforming into an IP enabled environment and generating efficiencies and profitable growth. There is a risk that this challenge may require the transformation of our organisational structure, cost structure, people skills and ongoing asset values for existing infrastructure which could negatively affect our operating cost structures.
Network and system failures and planning inaccuracies could result in reduced user traffic, reduced revenue and harm to our reputation
Our technical infrastructure is vulnerable to damage or interruption from floods, wind storms, fires, power loss, telecommunication failures, cable cuts, intentional wrongdoing and similar events. The networks and systems that make up our infrastructure require regular maintenance and upgrade that may cause disruption. The occurrence of a natural disaster or other unanticipated problems at our facilities or any other damage to or failure of our networks and/or systems could result in consequential interruptions in service across our integrated infrastructure. Network and/or system failures, hardware or software failures or computer viruses could also affect the quality of our services and cause temporary service interruptions.
Periodically we also make assessments of our major customers’ capacity requirements especially when we move them to new platforms to ensure that their capacity requirements will be satisfied. There is a risk that our capacity planning may not accurately predict their actual requirements.
Our IT systems are complex and there is a risk that our ability to support strategic priorities in customer service and growth products may be delayed by the complexity of changing our systems. Our IT systems are also vulnerable to viruses, denial of service and other similar attacks which may damage our systems and data and that of our customers. Any of these occurrences could result in customer dissatisfaction and damages or compensation claims as well as reduced revenue.
Further technological innovations and cost pressures may cause us difficulty in retaining and attracting skilled and experienced people
As technology evolves further we will need to attract, retain and up-skill our workforce to keep abreast of technological innovations. The relevant skills may be in short supply worldwide until the leading edge technology is fully established. There is a risk that an inability to compete in the global labour market

Telstra Corporation Limited and controlled entities
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may hinder our ability to retain and attract skilled and experienced people and hence to embrace new technology and retain our corporate knowledge. For more information on our workforce, see ‘Directors, Management and Employees’.
Our ability to pursue our strategy with respect to some investments in which we share control or do not own a controlling interest may be limited
Some of our domestic Australian and international activities are conducted through subsidiaries, joint venture entities and other equity investments. Under the governing documents for some of these entities, certain key matters such as the approval of business plans and decisions as to the timing and amount of cash distributions require the agreement of our co-participants. Our co-participants may have different approaches with respect to the investment and the markets in which they operate and on occasions we may be unable to reach agreement with them.
In some cases, strategic or venture participants may choose not to continue their participation. In addition, our arrangements with our co-participants may expose us to additional investment, capital expenditure or financing requirements. There are also circumstances where we do not participate in the control of, or do not own a controlling interest in, an investment and our co-participants may have the right to make decisions on certain key business matters with which we do not agree.
All of these factors could negatively affect our ability to pursue our business strategies with respect to the concerned entities and the markets in which they operate. For more information on some of our investments, see ‘Information on the Company — International investments’ and ‘Information on the Company — Products and services — Mobiles — 3G wireless service’ and ‘Information on the Company — Products and services — Subscription television’.
The value of our operations and investments may be adversely affected by political and economic developments in Australia or other countries
Our business is dependent on general economic conditions in Australia, including levels of GDP, interest rates and inflation. A significant deterioration in these conditions could adversely affect our business and results of operations. We may also be adversely affected by developments in other countries where we have made equity investments or entered into ventures such as Asia, including Hong Kong, and New Zealand. Important features of the political, economic, regulatory and legal systems in these countries are different from those in Australia. Other countries in which we have interests may additionally have less predictable political, economic, regulatory and legal environments. As a result, our international operations may be subject to numerous unique risks, including:
•	multiple and conflicting regulations regarding communications, use of data and control of Internet access;

•	changes in regulatory requirements, import and export restrictions and tariffs;

•	changes in the relevant authorities’ interpretation of what conduct constitutes appropriate compliance with regulatory requirements, and consequent changes in regulatory enforcement;

•	market changes and competitors’ initiatives such as bundling of services and deep discounting;

•	the burden of complying with the laws of a variety of jurisdictions;

•	access to additional capital;

•	fluctuations in currency exchange rates and interest rates;

Telstra Corporation Limited and controlled entities
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•	the introduction of new restrictions on repatriation of profits and permitted foreign ownership, or changes to existing restrictions;

•	changes in political and economic stability;

•	potentially adverse tax consequences; and

•	inadequate protection for intellectual property rights and enforcement of those rights in certain countries.
These factors could materially and adversely affect our future revenues, operating results and financial condition.
Fluctuations in currency exchange rates may adversely affect our revenues, operating results and the translation value of our overseas investments
Because we purchase some materials and supplies with prices dependent on foreign currencies and have substantial international investments denominated in foreign currencies, movements in the value of the A$ against other currencies can adversely affect our performance including revenues, operating results and balance sheet amounts. For the fiscal year ended 30 June 2005, approximately 7% of our revenues, 73% of our underlying borrowings and 8% of our total assets were denominated in or dependant on currencies other than the A$ prior to hedging.
While the majority of our foreign currency exposures associated with our borrowings is fully hedged to A$, we partially hedge exposures to purchases and translation risk associated with our core business activities including investments, generally to around fifty percent of the value. We enter into hedge transactions of these exposures principally to reduce the volatility of exchange rate movements on our financial performance and results. Foreign currency exposure associated with the purchase of materials and the supply of goods and services is also generally hedged to around fifty per cent of the value, although in certain circumstances, depending on the size and nature of the exposure, the level of hedging may vary.
Whilst we undertake risk management strategies to mitigate the adverse impact of foreign currency exposures, there is a risk that currency movements could still negatively affect our operating results or financial position.
More information on our exposure to risk from foreign currency exchange rate fluctuations is provided in ‘Quantitative and Qualitative Disclosures about Market Risk’.
Cautionary statement regarding “forward-looking statements”
Some of the information contained in this annual report may constitute forward-looking statements that are subject to various risks and uncertainties. These statements can be identified by the use of forward-looking terminology such as ‘may’, ‘will’, ‘expect’, ‘anticipate’, ‘estimate’, ‘continue’, ‘plan’, ‘intend’, ‘believe’ or other similar words. These statements discuss future expectations concerning results of operations or of financial condition or provide other forward-looking information. Our actual results, performance or achievements could be significantly different from the results expressed in, or implied by, those forward-looking statements. Important factors that could cause our actual results to differ materially from the forward-looking statements we make in this annual report are set forth above under the caption ‘Risk factors’ and elsewhere in this annual report. Given these risks, uncertainties and other factors, you should not place an undue reliance on any forward-looking statement, which speaks only as of the date made.

Telstra Corporation Limited and controlled entities
Information on the Company
History and development of the Company
Our origins date back to 1901, when the Postmaster-General’s Department was established by the Commonwealth Government to manage all domestic telephone, telegraph and postal services, and to 1946, when the Overseas Telecommunications Commission was established by the Commonwealth Government to manage international telecommunications services. Since then, we have been transformed and renamed several times as follows:
•	the Australian Telecommunications Commission, trading as Telecom Australia, in July 1975;

•	the Australian Telecommunications Corporation, trading as Telecom Australia, in January 1989;

•	the Australian and Overseas Telecommunications Corporation Limited in February 1992;

•	Telstra Corporation Limited in April 1993, trading internationally as Telstra; and

•	trading domestically as Telstra in 1995.
We were incorporated as an Australian public limited liability company in November 1991. Following the opening of Australia’s telecommunications markets to full competition in July 1997, we underwent a partial privatisation in November 1997 under which the Commonwealth sold approximately 33.3% of our issued shares to the public. Following the initial privatisation, those of our shares that are not held by the Commonwealth are quoted on the Australian Stock Exchange (ASX) and on the New Zealand Stock Exchange. ADSs, each representing five shares evidenced by American depositary receipts (ADRs), have been issued by the Bank of New York as depositary (Depositary) and are listed on the New York Stock Exchange (NYSE).
A further global offering by the Commonwealth of up to 16.6% of our issued shares was launched in September 1999. The shares sold by the Commonwealth were also listed on the ASX, the New Zealand Stock Exchange and the NYSE on 18 October 1999. As at 30 June 2005, the Commonwealth owned approximately 51.8% of our issued shares and it is required by legislation to own at least 50.1% of our issued shares.
However, the Government has recently stated that it will introduce legislation to enable the further sale of its remaining interest in us. In March 2005, the Government appointed external business advisers to undertake a scoping study to assess the possibility of a sale and to make recommendations to the Government. The scoping study was completed in June 2005 and advised that the preferred timing for any sale of the Commonwealth’s remaining interest in us is late 2006. The Government has stated that it will make a further decision in early 2006 about proceeding with a sale. This decision will include an assessment of whether the level of demand for the shares would allow a partial or full sale of the Commonwealth’s remaining interest in us.
Organisational structure
Our organisational structure consists of strategic business units and corporate centre business units as outlined below.
Strategic business units
•	Telstra Consumer and Marketing is responsible for serving metropolitan consumer and small business customers with our full range of products and services including fixed, wireless and data, the overall management of our brands, advertising and sponsorships, consumer marketing and implementing our product bundling initiatives. It also has responsibility for Telstra’s Consumer Call Centres, licensed shops and dealer network.

•	Telstra Business and Government is responsible for providing innovative and leading edge communications and ICT solutions to business and Government enterprises in Australia and New Zealand. It also oversees our investment in TelstraClear. TelstraClear is New Zealand’s second largest

Telstra Corporation Limited and controlled entities
Information on the Company
full service telecommunications company, providing innovative market leading products, services and customer focus to the business, government, wholesale and residential sectors.

•	Telstra Country Wide® is responsible for sales, service and the management of customer relationships in outer metropolitan, regional, rural and remote parts of Australia and the development and delivery of innovative communications solutions to meet the needs of customers living in these areas.

•	Telstra BigPond® is our retail Internet business and is responsible for providing broadband and narrowband Internet services for consumer and small and medium business customers, as well as value added services and content services (including BigPond® Movies, BigPond® Music, BigPond® Sport, BigPond® Games).

•	Sensis is a wholly owned subsidiary which is responsible for our advertising, directories and information services.

•	Telstra Media is responsible for our FOXTEL investment.

•	Telstra Wholesale provides a wide range of wholesale products and services to the Australian domestic market including fixed, wireless, data and Internet, transmission and IP, interconnection, access to our network facilities, and retail/rebill products. It also offers network design and construction solutions as well as operations and maintenance services, including management and maintenance of integrated IP networks, mobility solutions, fixed access, wireless access and transmission solutions. Recently, Telstra Wholesale has commenced servicing Global Wholesale markets to satisfy growing Internet and high bandwidth needs.

•	Telstra Asia manages our international interests in Asia, including CSL and our joint venture REACH in Hong Kong. It also directs our offshore growth strategy, with a current focus on enhancing the value of our existing investments, profitably rationalising non-core assets and positioning us to capture high growth opportunities in the region, particularly China and South East Asia.

•	Infrastructure Services builds, operates and maintains our telecommunications infrastructure and is our primary service delivery manager. It is responsible for the provisioning, restoration, operation and management of our fixed, mobile, IP and data networks, as well as the design and construction of network infrastructure. This includes voice and data, product and application platforms and the online environment. Over the past year Infrastructure Services’ capability has been augmented by the 3GIS joint- venture with Hutchison and the integration of Telstra Business Systems (formerly Damovo (Australia)).

•	Telstra Technology Innovation and Products is responsible for the management of all technology, platform and product delivery. It develops and supports products and technologies specified by our market facing business units. It also undertakes substantial research and development to ensure that we remain at the forefront of technology in Australia.

Telstra Corporation Limited and controlled entities
Information on the Company
Corporate centre business units
•	Finance & Administration is responsible for corporate policy and support functions including finance, risk management and assurance, credit management, treasury, company secretary, investor relations, mergers and acquisitions and other corporate services. It is also responsible for the financial management of the majority of our fixed assets, including network assets.

•	Legal Services provides operational and strategic legal support and advice across the Company, with lawyers from Legal Services integrated with the other strategic and corporate centre business units.

•	Public Policy and Communications is responsible for the management of all our regulatory issues, including liaison with regulatory bodies, the promotion and protection of our reputation by facilitating effective engagement of internal and external stakeholders, including the media, and the management of our interaction with Government at the Commonwealth and State level.

•	Human Relations is responsible for all our human relations matters including health, safety and the environment, leadership development and training, and all workplace relations matters.
In August 2005, we announced further changes to our organisational structure. We appointed a Chief Operations Officer (COO) to oversee all functions associated with the operational aspects of the Company. The new COO group will comprise the existing Infrastructure Services and Telstra Technology, Innovation and Products business units. It will also include corporate services, credit management, human relations, the productivity and billing directorates, as well as the teams responsible for technology solutions, billing and process improvement elsewhere in the Company. In addition, a new program office will be established and report to the COO. Its mission will be to identify and prioritise opportunities for streamlining, implementing and co-ordinating all aspects of the company’s operations in order to deliver the best possible customer service, at the least cost.
Our organisational structure for financial reporting purposes has evolved over recent years to meet our business needs and has included the following:
•	in fiscal 2005, we restructured our pre-existing business unit known as Telstra Broadband and Media. This restructure primarily involved the establishment of Telstra Bigpond® , Telstra Media and Sensis as separate business units. These business units are not reportable business segments in their own right and they were included in the “Other” segment for financial reporting purposes; and

•	in fiscal 2004, we established Telstra Technology Innovation and Products which brought together product development areas, network technologies, IT systems and Telstra Research Laboratories. Previously, network technologies, IT systems and Telstra Research Laboratories were not managed as a single business segment. The combination of these business areas has created a business unit that is of sufficient size to qualify as a segment in its own right for financial reporting purposes.
Those business units not impacted by the above restructure are substantially consistent to their structure in prior years. See ‘Operating and Financial Review and Prospects — Segment information’ for a discussion of the financial performance of our reportable segments during the last three fiscal years. Note 5 to our financial statements also provides detailed financial information on our business segments.
A list of our controlled entities is provided in note 23 to our financial statements. Our joint venture entities and associated entities are listed in note 24 to our financial statements.

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Marketing and customer service
From supplying Australia’s largest public and private sector organisations, to supporting customers using our services at home, we are Australia’s leading fully-integrated telecommunications company.
We use sophisticated customer analytics to target services based on customers’ needs, giving us a better understanding of their needs and improving relationships to gain a key competitive advantage.
Residential customers and small businesses
We segment our residential customers based upon their usage and lifestyle patterns. We segment our small business customers according to the type of business they operate and the way they interact with their customers. This information on customers by segment is then used to tailor our marketing campaigns.
We enable customers to interact with us online, through door-to-door sales representatives and telephone sales channels and face to face via our Telstra Shops, Telstra licensed stores, Telstra Business Shops and indirectly through approximately 4,000 retail outlets nationwide in conjunction with our retail partners. This is now managed by our Branded and Indirect Channels Group which was established on 1 July 2005.
Medium and large businesses and Governments
We segment our customers based on communications spend, ‘Telstra Share of Wallet’, industry sector and geographic proximity. The three key segments are Government, Industry (our largest corporate customers) and Business (our medium and smaller business customers). We focus on delivering account management and communications solutions to all these customers with the aim of improving our customers’ financial performance and business efficiency.
Regional, rural and remote customers
Telstra Country Wide ® was established to improve service levels, business performance and to strengthen relations with customers and communities in regional, rural and remote areas of Australia. In 2003 this area was expanded to include outer metropolitan areas. Area General Managers are located throughout Australia to address the sales, marketing and service needs of our customers.
Wholesale customers
Our wholesale customers include licensed carriers, CSPs and ISPs. Telstra Wholesale provides products and services to more than 600 customers, including more than 470 ISPs (about 77 of which offer broadband digital subscriber line (DSL) services).
Wholesale customers typically buy products and services from Telstra Wholesale, add their own inputs and then sell to the retail market, under their own brand.
Advertising customers
Sensis Pty Ltd (Sensis), our wholly owned subsidiary, is a leading Australian advertising, search and information services provider. Sensis provides innovative advertising and local search solutions to more than 420,000 customers nationally, including small and medium enterprises (SMEs), large corporates and Governments through a network of print, online, voice, wireless and in-car services.
Sensis manages three of Australia’s leading brands — Yellow Pages®, White Pages® and Trading Post^, along with the CitySearch^ online city guide and the Whereis® mapping and guidance site. Sensis also manages the Sensis® Search portfolio that encompasses the sensis.com.au website and the Sensis® 1234 voice service.

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Global business solutions
We have 16 offices around the world including Asia Pacific, Europe and USA supporting the global telecommunications requirements of our multi-national customers and global service providers. Together with our partners and alliances, we can offer our customers access to more than 230 countries and territories across the globe. We have an extensive portfolio of network solutions including dedicated consulting, planning, project management, system integration and customer support seven days a week.

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Products and services
We offer a broad range of telecommunications and information products and services to a diverse customer base. The following table shows our operating revenue by major product and service category and as a percentage of total operating revenue for the last three fiscal years. See also ‘Operating and Financial Review and Prospects’ for a discussion of the revenue performance of our products and services during the last three fiscal years.
Operating revenue by product and service category, including the percentage of total operating revenue contributed by each product and service category

	Year ended 30 June
	2005		2004		2003
	(in millions, except percentage of revenue)
		% of		% of		% of
	A$	total	A$	total	A$	total

PSTN products
Basic access	3,362	15	3,237	15	3,083	14
Local calls	1,284	6	1,504	7	1,567	7
PSTN value added services	250	1	259	1	280	1
National long distance calls	1,013	4	1,121	5	1,162	6
Fixed to mobile	1,566	7	1,597	8	1,517	7
International direct	234	1	266	1	307	2

	7,709	34	7,984	37	7,916	37

Mobiles
Mobile services	3,760	17	3,470	16	3,239	15
Mobile handsets	381	2	352	2	386	2

	4,141	19	3,822	18	3,625	17

Data and Internet services
Internet and IP Solutions	1,377	6	1,013	5	817	4
ISDN products	890	4	927	4	942	4
Specialised data	966	4	1,035	5	1,059	5

	3,233	14	2,975	14	2,818	13

Other products and services
Advertising and directories	1,585	7	1,341	7	1,205	6
Intercarrier services	1,146	5	1,103	5	1,136	5
Inbound calling products	449	2	476	2	494	2
Solutions management	931	4	508	2	501	2
Offshore controlled entities	1,611	7	1,431	7	1,544	7
Other sales and services	1,356	6	1,097	5	1,256	6

	7,078	31	5,956	28	6,136	28

Total sales revenue	22,161	98	20,737	97	20,495	95

Other revenue (1) (excluding interest revenue)	496	2	543	3	1,121	5

Total operating revenue (excluding interest revenue)	22,657	100	21,280	100	21,616	100

(1)	Other revenue includes miscellaneous revenue and revenue from sale of assets and investments. Interest revenue is included in net borrowing costs.

Telstra Corporation Limited and controlled entities
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Sales revenues are derived from domestic and international sales as follows:

	Year ended 30 June
	2005	2004	2003
		(in %)

Australia	92.3	93.1	92.5
Hong Kong	3.5	3.5	4.4
New Zealand	3.0	2.8	2.7
Other International	1.2	0.6	0.4
No individual country makes a material contribution to sales revenue other than Australia, Hong Kong and New Zealand.
Basic Access
We provide Basic Access services to most homes and businesses in Australia and charge our customers fees for new line connections and existing line reconnections. Our Basic Access service includes installing, renting and maintaining connections between customers’ premises and our Public Switched Telephone Network (PSTN) and providing basic voice, facsimile (including services marketed under our FaxStream® brand name) and Internet services. Basic Access does not include enhanced products like Integrated Services Digital Network (ISDN) access and Asymmetric Digital Subscriber Line (ADSL) services.
Local calls (including PSTN value added services)
We provide local call services to more residential and business customers than any other service provider in Australia, generally charging for calls on an untimed fee basis. In addition, we provide value added services such as voicemail, call waiting, call forwarding, call conferencing and call return.
National long distance calls
We are the leading provider of national long distance services for residential and business customers in Australia. This comprises national long distance calls made from our PSTN network to a fixed network. Calls are charged on a timed basis after a call connection fee. Call details such as duration, destination, time of day and day of the week generally determine charges which are also offered on a capped price basis. We also offer options that let customers choose packages to suit individual needs and offer specials to increase use in low demand periods.
Fixed to mobile
Fixed to mobile are calls made from our PSTN/ISDN to a mobile network and are charged on a timed basis after a call connection fee. Charges usually depend on the duration of the call and whether the call is to a Telstra mobile service. Calls made within a capped calling option are charged according to duration, time of day, day of week and terminating carrier. Capped calling offers predominantly apply to calls to Telstra mobiles.
International direct
We are the leading provider of international telephone services in Australia, offering international telephone services to more than 230 countries and territories. Calls are typically charged on a per second basis after a call connection fee, depending on the duration and destination of the call. REACH provides the connections we use to supply international services to both our retail and wholesale customers. For more information regarding our arrangements with REACH, refer to ‘Operating and Financial Review and Prospects — International business ventures’.

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Mobiles
We continue to be the leading provider of mobile telecommunications services in Australia in terms of mobile revenue and the number of customers. The geographical coverage area of our network is also very broad. The mobile telecommunications market in Australia is characterised by a significant degree of penetration and we estimate that market penetration as at 30 June 2005 was approximately 90%.
We offer a full range of mobile services to our customers, including voice calling and messaging, text and multimedia messaging and a range of information, entertainment and connectivity services.
During the past year, we have continued to see growth in ‘non-voice’ services in particular, reflecting a steady change in mobile usage behaviour with new information and entertainment content and connectivity services enjoying significant growth.
We have entered into a strategic partnership with NTT DoCoMo, Inc. under which we have launched i-mode® in Australia. i-mode® is a mobile Internet like service that provides subscribers with access to rich content, email, games and other applications and services through their mobile handsets and has enabled us to take a leading position in the development of a vibrant mobile content industry in Australia.
In addition we are continuing to develop and expand our content services offering for non-i-mode® compatible devices, ensuring that, independent of device choice, customers are still able to access a range of compelling services.
We are also seeing increasing demand for Wireless Connectivity solutions across a range of technologies including WiFi, 1xRTT and recently launched EVDO technologies delivering ever improving price and performance for customers requiring broadband connectivity ‘on the move’.
During 2005, we will be offering our first services based on the 3GSM suite of technologies, including WCDMA, delivering both improved performance and new service opportunities such as video communication.
Our wholly-owned subsidiary CSL is also a leading provider of mobile services in Hong Kong. CSL has launched a number of Asian and world first services this year which, together with CSL’s history of technical innovation, provides great learning opportunities for us and is anticipated to produce opportunities in the Australian and international markets. For further information on CSL, see ‘Information on the Company — International investments’.
GSM digital service
Our digital GSM network covers around 96% of the Australian population and we continue to improve existing areas of coverage and expand this network, where commercially justified. We have also improved depth of coverage in major cities, particularly in-building and underground coverage, as well as offering international roaming in more than 133 countries and 290 networks.
Our 3GSM network, is compatible with our GSM network and will allow additional functionality such as video calling and higher speed data access within its coverage boundary. Our 3GSM network sharing arrangement with Hutchinson covers around 46% of the Australian population in a number of mainland capital cities including Canberra.
CDMA digital service
Our CDMA network provides Australia’s largest cellular mobile phone coverage, spanning more than 1.6 million square kilometres and covering more than 98% of the Australian population. CDMA offers advantages over GSM in applications where users require wider service coverage and faster data speed than

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GSM. Customers are increasingly adopting our CDMA network, which is one of the fastest growing areas of our mobile business.
Telstra Mobile Satellite
In 2002, we launched Telstra Mobile Satellite, a hand-held mobile satellite voice and data service for people living, working or travelling in rural and remote Australia. The service operates off the Iridium ^ Low Earth Orbit satellite system which provides global mobile satellite phone coverage. We have a service partner agreement to sell the Iridium ^ service.
3G wireless service
1XEVDO
In December 2002, we launched Australia’s first commercial mobile network based on CDMA 1X (also known as 1xRTT), on our CDMA network. CDMA 1X is an evolution of CDMA technology supporting high-speed packet-switched data. By the end of 2004 CDMA 1X, also known as Mobile High Speed, was made available across the entire CDMA network footprint of over 1.6 million square km covering over 98% of the population and over 16% of the Australian landmass.
In November 2004 Telstra launched CDMA 1xEVDO within all Australian capital cities and selected regional centres. 1xEVDO offers typical user speeds of 300-600kbps with maximum burst speeds of 2.4Mbps. By the end of August 2005 coverage will have been significantly expanded in Newcastle, Wollongong and the greater Sydney Metropolitan area providing EVDO coverage to over 6 million Australians. Further expansion is also underway for completion in late 2005 within Melbourne and the towns of Bendigo and Seymour.
3GSM
We entered into a network sharing agreement with Hutchison 3G Australia (H3GA), a subsidiary of Hutchison Telecommunications (Australia) Ltd, in August 2004 to establish a 50/50 enterprise to jointly own and operate H3GA’s existing 3G radio access network and fund future network development. Under the agreement, the H3GA radio access network will become the core asset of the joint enterprise. In return for the 50 per cent ownership of the asset, we will pay Hutchison A$450 million under a fixed payment schedule in four instalments. The first instalment was paid in 2005 and the balance is due to be paid by 1 July 2006.
We will launch our 3G (GSM/WCDMA) services to customers in 2005, utilising the entire H3GA network footprint of more than 2,100 base stations covering Sydney, Melbourne, Brisbane, Adelaide, Canberra and Perth. Telstra and Hutchison expect to significantly increase the size of the network over the next three years, expanding into regional centres. The joint enterprise will open opportunities for new revenues for us and H3GA, stimulate growth in 3G service uptake and provide significant savings in 3G network construction capital expenditure and operating expenses such as site rental and maintenance. Decisions on network development will be made and funded jointly. The joint enterprise will utilise the existing spectrum holdings of both partners and will operate until the expiry of those spectrum licences in 2017 or later.
Telstra and Hutchison will each continue to own separate core networks, application and service platforms, and will conduct their retail 3G businesses independently and in competition with each other.
Blackberry
The Blackberry is a wireless service that automatically delivers email to a handheld device via our GSM network. This integrated device is capable of delivering telephony, email, company data, Internet browsing, SMS, calendar and personal organiser features. In March 2005 we launched our Blackberry on CDMA service.

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Messaging products
In 2005 we launched Fixed SMS which allows fixed phone users to send text messages from SMS capable phones. We offer branded SMS capable cordless phones for sale in Telstra Shops and through Telstra dealers.
We also launched Telstra Online Text Buddy® which allows users to send text messages from computer desktops. At the same time we also launched Online SMS Desktop which is a business offering that provides a fully integrated SMS enabled desktop with business customers’ existing email software.
Data and Internet services
We provide new generation data and Internet services including:
•	broadband and narrowband services for consumers and small and medium businesses through our ISP, BigPond® ;

•	business grade Internet solutions;

•	IP Solutions; and

•	domestic and international frame relay and ATM products.
We also provide data and specialised services, including ISDN, digital data services, voice grade dedicated lines, transaction/EFTPOS services and video and audio network services.
In relation to Internet services, one of our key focuses is on broadband. Our goal to provide broadband through our retail and wholesale channels to one million broadband SIOs by June 2005 was achieved more than a year ahead of schedule.
We offer a range of Internet products and packages under our BigPond® brand. Telstra BigPond® Home and Business offer dial-up modem and ISDN Internet services to residential and small and medium business customers across Australia. Telstra BigPond® Broadband provides broadband Internet services to consumer and small and medium business customers via hybrid fibre coaxial cable, satellite, ADSL and from August 2005 wireless technologies.
Telstra Internet Direct also provides business customers with high quality dedicated Internet access within Australia at access transmission rates up to one gigabyte per second (Gbps).
We also provide wholesale Internet access products for use by licensed carriers, ISPs and CSPs.
Other data services
We offer other data services, in some cases with business partners, including:
•	online games-based entertainment, sports information, video on demand and music services;

•	collaboration services that provide audio, video and web-based conferencing (including the Conferlink® product range);

•	ecommerce solutions including e-trading, e-payments, EFTPOS/ATM network services and straight- through processing services;

•	Business DSL, that offers a broadband data service with symmetric data rates and business grade service levels with competitive pricing and extensive network coverage;

•	Online Customer Management Facility (OCMF) providing a self-service capability for customers to manage user access to their IP networks;

•	Connect IP solution range which is a standardised, end-to-end, IP based WAN offering that integrates network management and data connectivity with Customer Premises Equipment (CPE), allowing for seamless data transfer between customer sites;

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•	Digital Video Network (DVN) initiative allowing our media customers to share content such as news or sporting arena access over their DVN networks;

•	IP Telephony, an open standard IP communications suite, which delivers hosted IP telephony and IP applications to our corporate customers; and

•	Managed Wide Area Networks services (WANs) including design, CPE sales and installation, network establishment and maintenance.
Online services
In March 2000, we launched our online communications hub, telstra.com®. Since its creation, telstra.com® has grown substantially, with more than 1.452 million users as at 30 June 2005 (excluding BigPond®).
telstra.com® links customers with services and features including:
•	information about our products and services;

•	current Telstra corporate and investor relations information;

•	online messaging applications such as web-based email and SMS;

•	online product and service ordering and accounts viewing and payment; and

•	a springboard to our ISP, BigPond® .
Advertising and directories
We are a leading provider of advertising and search services through our advertising business and wholly owned subsidiary, Sensis. Sensis delivers targeted, multi-channel solutions incorporating local advertising, classified advertising through our Trading Post Group, multi-channel search and a growing portfolio of business services to consumers, SMEs, corporations and Government. Although a mature market, the Yellow Pages® products have continued to deliver solid growth. This has been complemented by strong growth from White Pages® , non directories products and the successful integration of acquisitions in Australia.
In fiscal 2005, Sensis launched Sensis® 1234 (a premium operator assisted voice service). In July 2004, Sensis launched a new Internet search engine – sensis.com.au and shortly after the BidSmart® Pay for Performance search engine marketing system.
The Sensis Search portfolio provides an opportunity for our advertising customers to reach a new generation of search-orientated buyers:
•	Sensis® 1234 is a voice service which provides a growing depth of business content from a vast array of Yellow Pages® and White Pages® products; and

•	sensis.com.au is a benchmark online search engine which delivers global web content plus Australian directories, lifestyle and mapping content fully blended into the results.
The Business Services portfolio leverages our advertising and content management capabilities to create specific solutions for SMEs, Government and the corporate sector. Business Services is made up of three specific service portfolios — Business Information Services (incorporating the Sensis Direct Access contact data solution), Location and Navigation now incorporating Universal Publishers, (which delivers detailed street directory and geo-mapping functionality via a range of electronic channels) and our shareholding in Invizage Pty Ltd.
Sensis acquired 100% of the share capital of Universal Publishers Pty Ltd (Universal Publishers) on 20 December, 2004. Universal Publishers is a publisher of mapping and travel related products including street directories, guides, maps and road atlases through the Gregory’s ^ and UBD ^ brands.

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In June 2005, Sensis and Morgan and Banks Investments announced the launch of LinkMe® , an innovative online career networking site. LinkMe ^ provides Sensis with an exciting, low risk opportunity to extend the multi-channel Advertising Network by entering a new classified vertical in a market-changing way. LinkMe® is Sensis’ first foray into the online employment market.
Wholesale services (including intercarrier services)
In addition to providing products for resale, we provide a range of other products specifically tailored for wholesale customers. These include:
•	interconnection services, including originating and terminating access to our fixed and mobile networks, preselection services and access to our network facilities such as ducts, towers and exchange space;

•	domestic and international transmission services;

•	broadband, IP backbone and traditional data services;

•	mobile telecommunications services; and

•	network design, construction, operations and maintenance services.
Both GSM and CDMA mobile products and services are offered to our wholesale customers.
We also manage and deliver a wide range of customer processes for wholesale customers. These include product and service provisioning, ordering and activation, billing, fault reporting and end user and product transfer. In addition, we provide a range of efficient web based business to business services to our customers.
We categorise revenue from the products and services we sell to wholesale customers according to the nature of the product or service. For example, we categorise operating revenue from interconnect charges as intercarrier services revenue. On the other hand, we categorise operating revenue from other resale services according to the product or service resold. For instance, basic access and local call revenue is recognised against basic access and local call products.
Inbound calling products
We offer inbound call services including:
•	Telstra Freecall® 1800, a reverse-charge call service used widely by small and large businesses to extend market reach and attract sales;

•	Priority® One3, a shared-cost service offering a six digit national number used by larger businesses as a front-door to contact centres and franchise operations for service calls;

•	Priority® 1300 services, a shared-cost service offering a 10 digit number, similar to the Priority® One3 service, where a short-number format is not required;

•	Contact centre enablement services, including network-based speech recognition and interactive voice response solutions, computer telephony integration, call routing services and speech recognition; and

•	InfoCall® 190, a telephone premium -rate service where we bill the calling customer for both content and carriage on our bill and receive a fee from the content provider for these payment and carriage services.

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Solutions management
KAZ, our wholly owned subsidiary, currently operates as a standalone business servicing Government and large and medium sized business customers in Australian and Asia Pacific markets. KAZ combines with Telstra to service our business customers’ IT needs, differentiating Telstra as the only communication company in Australia capable of providing end-to-end information and communications technology (ICT) services from within our own group of companies.
The business has been repositioned to focus on the ICT services market with Telstra providing the strong communications expertise, and KAZ to provide the IT expertise. We provide all or part of a business customer’s IT and communications solutions and services covering:
•	managed voice, data and mobility services: network based voice and data switching products including IP-based networks and IP Telephony as well as fleet management of mobile phone networks and new wireless based technologies;

•	managed IT services: managed customer infrastructure (eg desktop and end user devices), and a range of solutions such as managed storage, security services, hosting and application development and support;

•	IT outsourcing: incorporating a range of the above solutions and managing on behalf of the customer either on the customer’s or our premises;

•	business process outsourcing in areas such as superannuation administration, insurance policy processing and the automotive community; and

•	solutions consulting, focusing on IP transformation, wireless enterprise and security.
Other sales and services
The principal components of operating revenue we record in other sales and services relate to payphones, information and connection services, external construction, customer premises equipment, bundling subscription television and customnet and spectrum.
We are the leading provider of payphones in Australia. As at 30 June 2005, we operated approximately 32,500 public payphones. Our Universal Service Obligation requires us to make payphone services reasonably accessible throughout Australia including in non-metropolitan and rural areas. Approximately half of our public payphones are in these areas.
As part of our customer voice, data, mobile and service solutions, we provide customer premises equipment for rental or sale to our residential, consumer, business and Government customers. In relation to Telstra rental phones, modern new standard and ‘calling number display’ rental phones are available, making phone and phone features easier to use. In fiscal 2005 we improved our CPE offerings to the medium business market with the acquisition of Damovo (Australia) which now trades as Telstra Business Systems.
We provide information and connection services through a number of call centres in Australia and through the White Pages® OnLine and Yellow Pages® OnLine sites. In fiscal 2005, we responded to approximately 200 million calls through our call centres. We also provide voice recognition technology to allow the automation of approximately 2,500 of the most frequently requested business listings.
Subscription television
We own 50% of FOXTEL, with Publishing & Broadcasting Ltd (PBL) and The News Corporation Limited (News Corporation) each owning 25%. The FOXTEL partners have committed, with very limited exceptions, to confine their involvement in the provision of subscription television services in Australia to participation in FOXTEL. PBL and News Corporation have made programming commitments to FOXTEL.

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FOXTEL continues to be Australia’s leading provider of subscription television services, with approximately 1.2 million subscribers (including subscribers resold by us and those receiving FOXTEL programming through Optus† television and TransAct). FOXTEL markets its services to more than 5 million homes, split reasonably equally between those homes passed by our hybrid fibre co-axial cable (HFC) and those marketable to via satellite distribution.
FOXTEL provides FOXTEL Digital ^ , offering customers access to a vastly expanded channel line-up of around 130 digital channels, superior picture and sound quality, a comprehensive and easy to use electronic program guide (EPG), interactive sports and news applications and FOXTEL Box Office ^ (near video on demand).
In March 2005, FOXTEL launched the FOXTEL iQ ^ , a personal digital recorder (PDR) designed to change the way viewers watch television. The PDR is a next generation set top unit incorporating a 160Gb hard drive which enables subscribers to record two programs simultaneously, even while watching a previously recorded program.
In May 2005 FOXTEL announced an extension to its content wholesale relationship with Optus to facilitate Optus offering its subscribers access to the FOXTEL Digital ^ suite of channels over the Optus HFC cable. In addition, FOXTEL announced an agency relationship with Optus for the distribution of FOXTEL in non-Optus HFC areas within the FOXTEL distribution area.
Under arrangements with the FOXTEL partners, FOXTEL may provide, in addition to subscription television services, a range of information and other services. FOXTEL currently only provides subscription television services.
We are the exclusive long-term supplier of cable distribution services for FOXTEL’s cable subscription television services in our cabled areas and we receive a share of FOXTEL’s cable subscription television revenues. We can independently, or through partnerships and alliances, provide a broad range of communications, data and information services to other parties using our broadband network.
FOXTEL has entered into various program supply arrangements, including some with minimum subscriber fee commitments. Refer to ‘Operating and Financial Review and Prospects — Contractual obligations and commercial commitments’ for further details regarding our exposure to these commitments.
We also resell Austar United Communications Limited (AUSTAR) subscription television services, which are eligible for inclusion in the Telstra Rewards Options plan. The bundling and reselling of both the FOXTEL and AUSTAR services broadens the range of telecommunication and entertainment services we offer to our customers. These arrangements allow us to provide a residential subscription television package to most areas in Australia regardless of geography.
A discussion of competition in the subscription television services market is contained in ‘Competition and Regulation — Subscription television’.
International investments
Our major international investments include:
•	CSL, our wholly owned subsidiary which is one of Hong Kong’s leading mobile operators with around 1.3 million customers, equating to approximately 32% of the value of Hong Kong’s mobile market. CSL focuses on attracting and retaining high value customers and through its mobile brands, 1010 and One2Free, CSL continues to offer its customers a highly targeted range of innovative mobile services;

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•	TelstraClear, our wholly owned subsidiary, is the second largest full service carrier in New Zealand. TelstraClear provides innovative voice, data, Internet, mobile resale, managed services and cable television products and services to the New Zealand market. New Zealand is a strategically important market for our trans-Tasman customers and this investment enables these important customers to receive many of the same end-to-end services that we provide in a seamless way; and

•	REACH, a 50/50 joint venture with PCCW, which provides outsourcing services in support of Telstra’s and PCCW’s international voice and data services. REACH is also one of the world’s top ten carriers of international voice traffic. REACH operates and maintains voice and data switching platforms, satellite earth stations and a network of over fifty submarine cable systems, together with associated landing rights, backhaul, operating licences and bilateral agreements in most international markets.
In April 2005 Telstra and PCCW, announced a number of improvements to the REACH operating model:
•	allocation of dedicated components of REACH’s international cable capacity to Telstra and PCCW;

•	Telstra and PCCW each paid REACH US$157 million. In Telstra’s case this was settled by way of a discharge of certain REACH liabilities under the Capacity Prepayment Agreement. Also, Telstra and PCCW each committed to fund a half share of REACH’s committed capital expenditure (up to 2022), being about US$106 million each;

•	REACH will manage allocated capacity on behalf of Telstra and PCCW and provide Telstra and PCCW with outsourcing and other services including data and voice;

•	Telstra and PCCW will each pay REACH an outsourcing fee on a cost plus mark up basis, whilst satellite services will be purchased at market rates;

•	REACH will continue its profitable third party voice and satellite business; and

•	Telstra may fund and acquire further required cable capacity for management by REACH as part of the outsourcing arrangements.
We also have a number of smaller offshore investments and joint ventures, which include:
•	a 35% equity interest in the satellite communications operator, Xantic B.V. (formerly Station 12 B.V.) that is headquartered in the Netherlands; and

•	a 39.9% equity interest in Australia-Japan Cable Holdings Limited, a network cable provider headquartered in Bermuda.
Capital Expenditures and Divestitures
For a discussion of the significant capital expenditures and divestitures we made in the preceding three-year period, refer to ‘Operating and Financial Review and Prospects – Liquidity and capital resources’.
Networks and systems
One of our major strengths in providing integrated telecommunications services is our extensive geographical coverage through both our fixed and mobile network infrastructure. This network and systems infrastructure underpin the carriage and termination of the majority of Australia’s domestic and international voice and data telephony traffic.
This large, diverse network is monitored and supported through a largely centralised global operations centre, which has a fully tested recovery plan that enables network management to be transferred to an alternate location in the event of an unforeseen disaster. Ongoing substantial investment of both capital

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and resources is required to ensure that we maintain this leading position from both a technology and industry position.
Research and development
Telstra reviews its project expenditure annually to determine its actual spend on research and development. Our reviews show that we had an estimated spend of A$148 million in fiscal 2005 on research and development. The expenditure was determined to be A$159 million in fiscal 2004 and A$240 million in fiscal 2003. For a detailed discussion of our research and development, refer to ‘Operating and Financial Review and Prospects – Research and development’.
Innovation Centres
Innovation@Telstra was launched in October 2004, with the opening of Innovation Centres in North Ryde, Sydney and Melbourne’s Docklands. Since then, thousands of people have visited the centres, gaining hands-on experience with Telstra products and services to make our business and home lives easier in the 21st Century. The centres are also used as a venue to fast-track innovation projects for Telstra ensuring that we develop customer-focussed solutions, which get to market in a speedy manner.
In addition to customer visits, the Innovation Centres have also delivered a number of key projects via the Innovation PODs - a dedicated project floor focussing on accelerating solutions to market.
Some of these projects include:
The Digital Home: The strategy for home-based IP services delivering communication, entertainment, information and storage as well as security and automation services.
Community Information Warning System: A proactive community information, communication and warning system to save lives, reduce losses and speed recovery in the event of natural disasters, accidents or acts of terrorism.
Remote Working: A comprehensive solution for remote access to corporate customers’ private data networks.
Transmission infrastructure
Our national transmission infrastructure consists of both terrestrial and non-terrestrial transmission systems. Our domestic terrestrial systems are almost exclusively digital and use approximately 4 million kilometres of optical fibre and more than 2,300 digital radio systems. Our major transmission routes incorporate Synchronous Digital Hierarchy (SDH) technology.
Throughout the year, work has continued on extending the benefits of self-healing SDH transmission out to the fringes of the network in metropolitan and regional areas. In total, approximately 20,000 additional customers now benefit directly from improved transmission survivability.
Our international switching and transmission requirements are provided by REACH, which owns international gateway switches in Sydney and an expanding network of switches across Asia, North America and Europe to augment its state-of-the-art global data/IP system. REACH uses satellite communication systems to supplement international traffic capacity where undersea cables are not feasible and to provide route diversity and circuit redundancy, as well as specialist satellite-based applications. REACH owns satellite earth stations in Australia and Hong Kong, including the largest satellite teleport in Asia.

Telstra Corporation Limited and controlled entities
Information on the Company
Public Switched Telephone Network (PSTN)
Australia’s geographic characteristics provide unique challenges for the provision of nationwide digital PSTN coverage. These challenges are being overcome by the innovative application of a range of modern technologies. Over 300 major digital switching nodes are interconnected by state-of-the-art transmission systems and handle traffic from customers connected to more than 10,000 access sites. A combination of copper, fibre optic, radio and satellite technologies is used to achieve end-to-end connections. Access to the world is achieved through REACH’s international gateway switches and our intelligent network platforms provide advanced services including toll-free and calling card products.
We have deployed CDMA-based wireless local loop technology in regional Australia as part of our contract with the Commonwealth Government to improve communications in extended zones. Further deployment of this technology is planned as part of the recovery of older radio concentrator technology. It is also planned for selected use to provide telephony access for customers to whom traditional copper pair access is inefficient.
The PSTN supports voice, facsimile, Internet and data products. Total call minutes handled by the PSTN is now showing a slight decline as data traffic moves to broadband access. The combination of new broadband access services and growth in dial-up Internet usage, messaging services and mobile telephony is leading to convergence of voice and data in the longer term. This will provide a solid base for seamless transition to future convergent service provision.
Our network supports a range of switch features which facilitate voice calls. These include products like Homeline ® Features such as Call Waiting, Call Return, Abbreviated Dialling and Virtual Private Networks (VPN). New types of telephones and customer premises equipment which make these features more accessible and easy to use are continually entering the market.
The PSTN also supports many operator assisted service products such as directory assistance and CallConnect. We are seeking to enhance these services by automating them with voice recognition technology.
Fibre to the Premises (FTTP)
FTTP is a next-generation access infrastructure technology that can deliver telephony, broadband data, video and digital subscription television services, to customer premises on an optical fibre platform. Fibre to the Premises is expected to play a pivotal role in Telstra’s customer access network, along with copper, wireless and satellite technologies.
In June 2004, Telstra commenced an initial pilot of FTTP in two Queensland sites. The FTTP pilot is now successfully providing services to a number of residential homes, and continues to provide Telstra with insight into the ongoing effectiveness of FTTP as an access technology of choice.
We have also been trialling Voice over Broadband (VoBB). This solution will be provided as a second line solution offering a range of features and functionality for users with a broadband connection. During fiscal 2005, a VoBB network trial was completed with 150 of our employees in Melbourne.
Integrated Services Digital Network (ISDN)
ISDN is a flexible, switched digital network. The integrated nature of this network refers to the fact that ISDN can support many applications at the same time while using a single access point to the network. The ISDN network supports traditional telephony as well as various data applications such as videoconferencing, Internet access and EFTPOS.

Telstra Corporation Limited and controlled entities
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The ISDN network is available to approximately 96% of the Australian population. ISDN provides an end-to-end digital connection that allows us to deliver minimum 64kbps connections to customers.
Intelligent Network (IN) platforms
We operate a number of IN platforms that support a range of advanced services across fixed, mobile and messaging services including:
•	inbound services such as Telstra Freecall® 1800, Priority® One3, Priority® 1300 and InfoCall® 190;

•	Telstra prepaid mobile, Pre-paid Plus;

•	calling cards (Telecard® );

•	prepaid cards (Phoneaway®, Say G’day® );

•	information services numbers;

•	number portability;

•	mobile VPN, mobile voicemail;

•	advanced network routing; and

•	screening functions.
Our inbound services are important to our major business customers because they support their call centre and customer service operations.
Data networks
We operate a number of data networks including a:
•	Switched Data Network (SDN);

•	National Transaction Switching Network; and

•	Digital Data Network (DDN);
Our SDN comprises approximately 730 switches linked to access multiplexers at more than 120 sites around Australia. The SDN provides:
•	public packet switching data services suitable for a wide range of data applications;

•	site-to-site and multi-site WAN connectivity;

•	national coverage for frame-relay data services from 64kbps up to 45Mbps (subject to available transmission capacity);

•	national coverage for ATM data services, supporting access rates from 2Mbps to 622Mbps (subject to available transmission capacity); and

•	national coverage for Business DSL data services, supporting access rates from 64kbps to 2Mbps (subject to available transmission capacity).
SDN is also the backbone for numerous IP WAN services, supporting a range of access types from the fixed ATM and frame services for domestic and global use to Dynamic Dial, ADSL, wireless services and value-added features including firewalls, hosting, Messenger, IP Voice and IP Video.
Our retail customers use ATM and frame relay data services on the SDN to build wide-area corporate data networks. Our wholesale customers use the SDN as a key element of their own retail offerings.
Our National Transaction Switching Network is suitable for electronic funds transfer and inventory applications. This network provides dedicated and dial-up access in a secure environment, suitable for transmitting transactions.

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Our DDN, with its fully integrated management system, provides dedicated secure site-to-site transmission at speeds ranging from 1200bps up to 2Mbps. This network has extensive coverage, with more than 2,500 points of presence nationally across Australia for both Telstra retail DDS and Telstra Wholesale Data Access Radial (DAR) products.
In addition, the DDN is the underlying access infrastructure for our Accelerated Frame Relay product using our large network reach over multiple access technologies such as G.Shdsl, HDSL and optic fibre to enable customer access into the SDN core network. DDN also supports the declared wholesale product of Data Access Radial, which supplies the access for carriers to enable their customers to connect to their own retail offerings.
Internet Protocol (IP) networks
We operate a national Internet backbone network. It is a fully IP-routed network, which provides the backbone for all of our Telstra Internet Direct services and all Telstra BigPond® Internet offerings, as well as Telstra Wholesale’s Internet products. Our Internet backbone network connects to the rest of the Internet via the international links provided by REACH and connects domestically via peering links with peer ISPs.
We operate two major Internet data centres, one in Melbourne and one in Sydney. The computer server infrastructure in these centres controls access to the network and provides applications including email, news, chat, web hosting and games. The server infrastructure supports real time activation of customers and also provides billing functionality, service monitoring and surveillance. Caching servers are deployed to store and serve often requested Internet content so that customers receive faster web page delivery and we are able to contain our Internet traffic costs.
We have one platform that supports wholesale and retail Internet products. This has been used to provide a Telstra BigPond® Home product with universal local call access across Australia. Telstra BigPond® Home is now available throughout Australia with dial-up access at the cost of a local call.
We deliver our IP Metropolitan Area Network (MAN) and Telstra Ethernet MAN services through an MPLS network that has ethernet switches located in customer buildings and interconnected by a high-speed network. IP MAN plus IP WAN together form the network to deploy our IP Solutions products. We are offering a Government IP solution which provides a fibre based IP network for use by Government agencies in metropolitan and regional locations, as well as accelerating the provision of fibre based wideband services by non-Government customers.
We have also extended the core, carrier grade IP network known as the Routed Data Network (RDN) to sites in metropolitan and some regional areas. The RDN supports the delivery of retail and wholesale ethernet based products nationally.
Broadband network
We deliver broadband capability through a variety of technologies using cable modem, ADSL and satellite services. Our HFC broadband network passes approximately 2.7 million homes and approximately 73% of the network is underground. The optic fibre component of this broadband network consists of two forward and one return path fibres, with the co-axial component serving an average of 900 customers each.
The cable network is designed to provide two-way transmission for interactive services and high-speed data transfer up to 10Mbps with an average speed of 6Mbps typical. ADSL is a broadband access technology using existing PSTN access infrastructure capable of speeds up to 7.8Mbps depending on distance from exchange and line condition. Current products offer speeds up to 1.5Mbps downstream and up to 256kbps upstream or 512kbps both ways. Although not yet commercially deployed, ADSL2 + capability has been introduced into 270 exchanges and offers up to 24Mbps downstream and 1Mbps upstream.

Telstra Corporation Limited and controlled entities
Information on the Company
We have three fast broadband service options available to customers in ADSL enabled areas in Australia:
•	an Internet service for residential customers that allows customers to use the Internet through their existing telephone lines without tying up the phone line or needing an additional line;

•	an Internet service for companies to provide their staff, offices or branches with remote access capability to the corporate network; and

•	a service for ISPs to provide their customers with ADSL Internet access.
Since August 2000, we have been rolling out our broadband services and we achieved our target coverage for fiscal 2005 of approximately 1,700 ADSL enabled exchanges.
We also offer satellite broadband services via both a two way satellite service and a satellite download/dialup backchannel in areas of Australia for customers who are unable to access broadband via cable or ADSL.
We are a registered provider under the Australian Government’s Higher Bandwidth Incentive Scheme (HiBIS). This scheme aims to increase the availability of high bandwidth services throughout rural and regional Australia at prices that are broadly comparable with metropolitan areas. We have used the incentive to reduce the threshold levels on its ADSL Demand Register, making it easier for smaller communities to trigger ADSL investment. Between the period April 2004 when the scheme commenced, and June 2005, we provided ADSL to almost 600 rural and regional exchanges with the assistance of HiBIS funds. For more remote customers, we used the HiBIS subsidy to reduce the prices of BigPond® 2-way Satellite and Broadband Regional Connect, a combination of an ISDN service and a 1-way satellite uplink.
Mobile telecommunications networks
We own and operate a number of networks for the provision of mobile telephone services that together cover more than 98% of the Australian population. We serve more than 8 million SIOs with these networks. Through CSL we also operate mobile services in Hong Kong.
In Australia, our GSM digital network operates in the 900MHz and 1800MHz spectrum bands. As at 30 June 2005, our GSM digital network in Australia had approximately 4,000 base stations nationally. We are continuing to expand the capacity and coverage of the GSM network, with more than 280 new base stations established in fiscal 2005.
The GPRS service is available across our GSM network and provides ‘always on’ data access to WAP and Internet information services, as well as access to corporate customers’ LANs and intranets.
Our 3GSM service operates in the 2100Mhz spectrum band. At launch during 2005 our 3GSM consisted of approximately 2,100 base stations nationally. Video and higher speed ‘always on’ packet data access is available across our 3GSM network footprint.
Our second digital mobile telecommunications network in Australia is based on CDMA technology, with coverage more than double the area of the GSM network. We are predominantly developing new regional areas of coverage in this technology. It operates in the 800MHz band that our closed analogue network used previously. As at 30 June 2005, our CDMA digital network in Australia had approximately 3,000 base stations nationally. We are continuing to expand the capacity and coverage of the CDMA network, with more than 230 new base stations established in fiscal 2005.
Enhancement of our CDMA network with 1xRTT commenced in fiscal 2003 and focussed on all capital cities. The final stage of the transition to 1xRTT began in February 2004 and has now been completed. A limited rollout of the next generation mobile data utilising EVDO has been completed in all capital cities and some regional centres. Further expansion of this technology is currently being built in Sydney and other areas are being scoped.

Telstra Corporation Limited and controlled entities
Information on the Company
Electromagnetic energy (EME)
We rely on the expert advice of national and international health authorities such as the Australian Radiation Protection and Nuclear Safety Agency (ARPANSA) and the World Health Organisation (WHO) for overall assessments of health and safety impacts. The consensus is that there is no substantiated scientific evidence of health effects from the EME generated by radio frequency technology, including mobile phones and base stations, when used in accordance with applicable standards.
Certain reports have suggested that EME emissions from mobile phone base stations and radio communications facilities (including handsets) may have adverse health consequences for users and the community. We are committed to being open and transparent on all issues relating to EME emissions. We comply with all relevant radio frequency standards and have comprehensive policies and procedures to ensure the health and safety of the community and our employees.
Telstra Research Laboratories ensure that we have accurate and scientifically substantiated information and contribute to the national and international EME research program. In the last 11 years we have invested more than A$10 million in this program.
An area of industry leadership is the development of base station EME software that calculates environmental emission levels in a matter of seconds. Our widely acclaimed RF-MAP™ software enables operators, local authorities and community groups to assess the environmental impacts of mobile phone base stations and confirm compliance with safety standards. We have given copies of our RF-MAP™ software to national and international health authorities as well as community and Government organisations, reflecting our commitment to sharing expertise and providing the community with easy to use solutions.
Australian carriers, through the Mobile Carriers Forum, are developing a site management process to help ensure compliance with the Australian Communications Authority (ACA) electromagnetic radiation framework and the Australian Communications Industry Forum (ACIF) code of practice for radio communications infrastructure deployment. We developed tools such as national site archive and National Antenna rooftop database which are being adopted by the Mobiles Carrier Forum.
Information processes and systems
We have a range of information processes and systems to support our delivery of products and services. We intend to increase the benefits of our offerings to customers by:
•	introducing new products to the market faster;

•	further integrating our customer access technology and systems across channels; and

•	reducing our overall IT costs.
We have recently invested and will continue to invest in many new systems and processes in the following seven principal areas:
•	sales and marketing;

•	customer ordering and provisioning;

•	online access for customers;

•	billing and credit management;

•	service assurance;

•	workforce management; and

•	back office processes.

Telstra Corporation Limited and controlled entities
Information on the Company
We are focussed on rationalising and simplifying the delivery processes across Telstra. Together with our IT service providers, we will focus on driving efficiency and adaptability across our delivery systems.
In April 2005 we established Business Process Owners who have company wide accountability for their respective processes. We aim to continue significant improvements in our processes which will contribute to reduced cycle times, increased revenues and importantly, improved customer experience.
Information technology
In response to increased competitive pressures in Australia and internationally, we source in the global market innovative, world-class solutions for the provision of application development and maintenance services. This includes the development of new software programs and the enhancement and ongoing maintenance of existing software programs.
We are partnering with world class IT providers to deliver:
•	improved quality to a globally competitive standard;

•	improved cycle times for new products and services;

•	improved efficiency and lower prices; and

•	access to new technologies.
Property, plant and equipment
Overview
A large part of our network is constructed on land occupied under our statutory powers and immunities. We also own and occupy land that includes strategic sites, such as the properties on which our telephone exchanges are located. We own 5,067 freehold sites and occupy 8,305 sites on a leasehold or other basis. Most of our sites are related directly to our telecommunications operations and are used for housing network equipment of various types, such as telephone exchanges, transmission stations, microwave radio equipment and mobile radio repeater equipment. Some of our operational sites are on leased land or land that we have access to by statutory right or other formal or informal arrangement. In addition to our operational sites, we own or lease a range of properties used for office accommodation, storage and other miscellaneous purposes which are discussed in ‘Operating and Financial Review and Prospects — Contractual obligations and commercial commitments’.
Land access powers and immunities
The land access powers and immunities conferred on carriers by the Telecommunications Act 1997 (Cwth) (Telecommunications Act) are limited to those inspections, maintenance and installation activities that will have a low impact on the surrounding environment. For activities not covered by the land access powers and immunities regime, we must obtain all necessary consents, including the consent of the relevant town planning authority as well as from the owner of the land, before network construction activities may commence. Where the construction activities are to occur on land where native title exists, the native title claimants and holders may also need to be involved. Obtaining these consents may cause delay to the commencement of construction.
In some circumstances where we rely on the land access powers and immunities conferred by the Telecommunications Act to carry out construction activities or where native title exists, compensation may be claimed against us.

Telstra Corporation Limited and controlled entities
Information on the Company
Environmental issues
Environmental aspects covering the handling and storage of dangerous goods, noise from fixed plant, visual amenity and disposal of waste (including obsolete and decommissioned equipment) are required to be managed as part of operating and maintaining plant and equipment on occupied sites. We minimise the potential risks associated with these environmental aspects through various control procedures. Incident processes are in place to minimise the potential impacts of environmental incidents. Each decommissioned plant is screened for hazardous substances such as polychlorinatedbiphenyls (PCBs) and chloroflurocarbons (CFCs) prior to recycling and hazardous materials are disposed of in compliance with regulatory requirements. Sites to be divested undergo environmental assessment and, if appropriate, remediation, prior to sale.
There are no current significant environmental issues that impede the utilisation or integrity of our network operation.

Telstra Corporation Limited and controlled entities
Competition and Regulation
Competition
Overview
Competition in Australia’s telecommunications market began in 1989 when competitors began to provide a limited number of services. In 1991, competition increased with the decision to establish a carrier duopoly and open resale of Telstra’s services, particularly national long distance and international telephone services. Competition intensified in 1992 when Optus, now SingTel Optus Pty Limited (Optus), won the second carrier licence enabling it to offer unrestricted local, national long distance, analogue mobile and international telephone services. We started offering digital mobile telephone services over our own network in 1993. In the same year, Optus and Vodafone Holdings (Australia) Pty Limited (Vodafone) began offering those services over their own networks.
On 1 July 1997, the Commonwealth Government introduced the current regulatory regime which provides for open competition in Australia’s telecommunications industry. Since then, there has been a significant increase in the number of CSPs that have entered the Australian telecommunications market. As at 30 June 2005, we supplied services to more than 600 wholesale customers that compete in the retail telecommunications market.
From a position of originally being the sole provider of telecommunications products and services in Australia, inevitably, competition has reduced our market share. However, competition has also contributed to growth in the overall telecommunication services market. We expect both these trends to continue but at lower rates.
As at 30 June 2005, we estimate our retail market shares in the products and services we provide to be as follows: basic access services: 73%; local calls: 73%; domestic long distance minutes: 62%; international long distance minutes: 51%; mobile services: 45%; Internet services (narrowband): 28%; Internet services (broadband): 41%; data revenue: 62% (excluding ISDN but including some wholesale revenues); subscription television services (FOXTEL): 60%; and Sensis print advertising expenditure (main media): 13%.
We are permitted to compete in all telecommunications markets throughout Australia. Our competitors are also permitted to compete in all of these markets. As convergence becomes more prominent, our competitors may seek to take advantage of their position in one market to enter or improve their position in another market.
Access and local calls
We currently face infrastructure competition in basic access and local call services in the central business districts of the major capital cities and major metropolitan areas. Many of these infrastructure competitors have access networks which compete directly with us for both business and residential customers. Our main facilities-based competitors are Optus (fixed and mobile), Vodafone (mobile), AAPT Limited (AAPT) (fixed) and Primus Telecommunications (Australia) Pty Limited (Primus) (fixed). These carriers and others have established dedicated connections with large business customers, mainly in central business districts. Dedicated connections allow a competitor to direct a business’ telecommunications traffic to their own networks including local, long distance and international calls and data transmission. The availability of local number portability has contributed to the development of facilities-based competition in these markets. We also face increasing competition from fixed to mobile and Voice over Internet Protocol (VoIP) calls.

Telstra Corporation Limited and controlled entities
Competition and Regulation
National Long Distance and International Telephone Services
Competition has significantly eroded our market share for national long distance and international telephone services. Our competitors usually own their own switches and acquire the PSTN originating and terminating access from Telstra. To provide the national long distance and international telephone services, they also need to own or lease transmission capacity.
We must provide our customers with call-by-call selection or ‘override’ dialling and default choice or ‘preselection’ in respect of national long distance, international calls and fixed-to-mobile calls, all of which further assist other CSPs to compete. See ‘Competition and Regulation – Regulation – Preselection and override codes’ for a discussion of regulatory requirements for preselection.
The PSTN originating and terminating access and the wholesale transmission capacity services are important for facilities-based provision of national long distance and international telephony services. The charges of these wholesale products are input costs of the competitors and therefore have an impact on their retail offerings.
The regulatory processes provide a framework to determine the price terms and conditions of these services. Competition is strong in the wholesale provision of transmission services. The price is falling as new competitors enter the wholesale market. The ACCC will review the rest of the wholesale domestic transmission capacity by March 2009.
Mobile telecommunications services
The mobile telecommunications market is one of the most competitive telecommunications markets in Australia and we estimate that market penetration as at 30 June 2005 was approximately 90%. As this level of market saturation increases, we expect the rate of further market penetration to slow for all carriers.
The composition of new subscribers is also changing as growth in subscriber acquisitions is driven more by pre-paid services, rather than the traditional post-paid contract customers. Increasingly, mobile service providers are looking to future growth in revenue from data usage by existing subscribers. There is evidence of strong growth in data usage which is currently driven by the popularity of SMS. Agreement between carriers for inter-carrier SMS between GSM and CDMA networks has facilitated this growth.
Data services
The Australian data market is intensely competitive, with a number of service providers in a range of categories from network, ISPs, international and Managed Service Providers (MSPs) offering a range of domestic and international services. Competitors are typically classified as resale or infrastructure competitors and may provide fixed line and wireless data solutions.
Customers are increasingly taking up new growth data services based on DSL, Ethernet or IP-based solutions. Competition is intense in these growth areas, particularly across niche product solutions and specific geographic areas. Several DSL network providers are offering DSL based VPN services as an alternative to frame relay or leased line data connections. Others are also offering Voice over DSL (VoDSL), with a view to offering integrated voice and data bundles.

Telstra Corporation Limited and controlled entities
Competition and Regulation
Internet access services
For Internet access services, competition is based on a number of features including quality of service, price, speed and availability of local call access and associated information or transaction services. The ISP market in Australia is diverse and highly competitive, with approximately 680 competing retail service providers.
We provide both dial-up and broadband Internet access services. Broadband services are provided to end-users by Telstra BigPond® using ADSL, cable, wireless and satellite platforms. Telstra Wholesale provides industry participants with a variety of broadband offerings including DSL Layer 3, DSL Layer 2 and Virtual ISP Broadband. We also offer an ISDN Internet access service as an alternative to standard PSTN dial-up to deliver faster Internet speeds for both retail and wholesale customers.
Online services
Our online, content and web hosting services are subject to a high level of competition from domestic and international competitors. We seek to differentiate ourselves through a variety of factors including brand recognition and the entertainment, educational and commercial value of our content. We are meeting customer demand by offering our own content and forging alliances with content providers.
We provide services under a range of brands including telstra.com®, BigPond®, Yellow Pages®, White Pages®, Whereis®, CitySearch^ and sensis.com.au.
Wholesale services
Telstra Wholesale has more than 600 customers, including approximately 470 ISPs, and operates in a market with about 34 wholesale competitors. Telstra Wholesale is focused on the delivery of communication services to intermediaries operating in Australia and offers around 40 wholesale-only products for our customers such as PSTN interconnection, data access radial, ViSP and a variety of ADSL products.
Subscription television
The subscription television services market is competitive. FOXTEL (of which we own 50%) is the leading subscription television provider in Australia, with in excess of 1 million subscribers (aggregating FOXTEL’s direct subscribers and subscribers receiving resold FOXTEL services via Telstra and others) as at 30 June 2005. In addition, FOXTEL also supplies its programming to Optus and TransACT on a wholesale basis, with those two companies utilising that programming to supply subscription television services to more than 155,000 subscribers in aggregate. Collectively, FOXTEL is now seen in approximately 1.2 million households.
FOXTEL is well positioned to compete on the basis of its brand and diverse program offerings delivered over both digital and analogue cable (via Telstra) and digital satellite. In fiscal 2005, FOXTEL grew its subscribers by more than 13%.
FOXTEL and Optus television are the main providers of subscription television services over cable in largely overlapping areas. Optus is expected to launch a digital subscription television service during fiscal 2006. FOXTEL also provides digital satellite coverage to approximately 2.5 million homes not passed by our cable network.
AUSTAR distributes subscription television through digital satellite systems in regional areas and has similar programming to FOXTEL. FOXTEL and AUSTAR compete only in limited areas. While there are no restrictions on FOXTEL entering the AUSTAR territory, many of the program rights held by FOXTEL do not permit it to broadcast that content into the AUSTAR territory. Also, FOXTEL has licensed some programming to AUSTAR on an exclusive basis in relation to most of the AUSTAR territory. Other subscription television operators offer limited services.

Telstra Corporation Limited and controlled entities
Competition and Regulation
Subscription television providers compete with free-to-air television operators and are prevented by law from holding exclusive broadcast rights to most major sports programs. Competition is currently based on a number of factors including breadth of programming, brand, price, marketing, service support and geographic scope of service delivery.
The obligation to provide a digital cable subscription television access service was subject to either Telstra launching such a service commercially or the ACCC granting Telstra and FOXTEL exemptions from the operation of Part XIC of the Trade Practices Act 1974 (Cwth) (TPA) in relation to that service. The ACCC’s decision to grant these exemption orders were taken on appeal to the Australian Competition Tribunal. The appeal was upheld, and in September 2004 the Tribunal set aside the ACCC’s original decision to grant exemption orders and ruled that no exemption orders should be granted to Telstra and FOXTEL. Telstra commenced the commercial supply of digital cable subscription television carriage services to FOXTEL in March 2004. Although there is no exemption order in Telstra’s favour, Telstra offers to supply digital cable subscription television carriage services commercially to access seekers pursuant to the terms of the undertaking accepted by the ACCC in 2003.
Advertising, Directories and Information Services
Our White Pages® and Yellow Pages® directories, classifieds business and related products (print, online, voice and wireless services ) are key advertising and contact information channels for Governments and businesses, in particular SMEs across Australia. As such, we operate within the highly competitive Australian advertising market, competing with a range of other domestic and international advertising businesses, search engines, local newspapers and direct marketing companies which also target a similar customer base.
Competing directory providers have access to CSP subscriber contact details from the Integrated Public Number Database (IPND) which we maintain as a requirement of our carrier licence.
Payphones
In our payphones business, we are seeing increasing competition due to new market entrants, calling card operators and indirect competition from increased mobile telephone use.
Regulation
Overview
Some of the major features of the Australian telecommunications regulatory regime are:
•	industry specific competition regulation;

•	any to any connectivity;

•	extensive industry specific consumer protection regulation;

•	industry codes and standards under a self-regulatory regime;

•	no limits on the number of carriers;

•	CSPs with many of the same access rights and obligations as carriers; and

•	limited carrier land access rights and statutory immunities.
The Government has announced a review of the regulatory regime of the telecommunications sector ahead of any further privatisation of Telstra. Further, as part of this review, the Government is considering whether some form of operational separation would be appropriate for Telstra to ensure transparency. This process and the review of the regulatory regime have commenced, however it is yet to be completed.

Telstra Corporation Limited and controlled entities
Competition and Regulation
Principal industry regulators
The Communications Minister is primarily responsible for telecommunications industry policy and legislation. The Communications Minister can make rules in connection with the implementation and operation of certain aspects of the regulatory regime and, at his or her discretion, impose or vary the conditions of a carrier licence. In addition, the Communications Minister has the power under section 159 of the Telecommunications (Consumer Protection and Service Standards) Act 1999 (Cwth) to give binding directions to us to take specified action towards ensuring that we comply with that Act. This Ministerial direction power applies in addition to the Ministerial power in Part 3 of the Telstra Act to give such directions in relation to the exercise of powers by us as appear to the Minister to be necessary in the public interest.
The ACCC administers the TPA which regulates competition generally and includes specific provisions governing the telecommunications industry. The ACCC administers the telecommunications access regime, provisions for controlling anti-competitive conduct and Telstra retail price control arrangements.
As of 1 July 2005 the ACA and the ABA merged to form the Australian Communications and Media Authority (ACMA). The Government has decided that there will be no changes to the current functions carried out by the ACA or the ABA. The ACMA will be responsible for regulating telecommunications, broadcasting, online content and radiocommunications. From 1 July 2005, all references to the ACA in this document should be read as referring to the ACMA.
The ACA is responsible for reporting on telecommunications industry performance and regulating the non-competition aspects of the telecommunications industry under the Telecommunications Act and the Telecommunications (Consumer Protection and Service Standards) Act including:
•	carrier licensing;

•	technical regulation;

•	quality of service;

•	the customer service guarantee;

•	priority assistance;

•	network reliability framework;

•	preselection, numbering and number portability;

•	the universal service obligation;

•	the digital data service obligation;

•	spectrum management; and

•	industry codes and standards.
The ACA may give written directions to carriers, CSPs and content service providers requiring them to comply with various provisions of the Telecommunications Act, the Telecommunications (Consumer Protection and Service Standards) Act, their licence conditions and registered industry codes. Breach of such a direction is subject to a penalty of up to A$10 million.
The ACCC and the ACA are independent statutory agencies. The ACCC is not generally subject to the control or direction of the Communications Minister or the Commonwealth. The Communications Minister has a power of direction in relation to the ACA. However, both the ACCC and the ACA can take action regarding the regulation of the telecommunications industry without the prior approval or knowledge of the Communications Minister or the Commonwealth.
The Telecommunications Industry Ombudsman (TIO) is an industry-funded body established to investigate and resolve retail customer complaints about telecommunications services and carrier land access disputes. Participation is mandatory for all carriers and most CSPs unless exempted by the ACA.

Telstra Corporation Limited and controlled entities
Competition and Regulation
The industry also self-regulates through codes and standards
Bodies that represent one or more sections of the industry, such as the ACIF, may develop industry codes governing activities of carriers, CSPs and other industry participants. These activities mainly relate to matters affecting:
•	consumers;

•	inter-carrier operations;

•	interconnection and performance of networks;

•	radio;

•	environmental issues; and

•	customer equipment and cabling.
The ACA may register such codes under the Telecommunications Act, direct industry participants to comply with a registered code and, in the absence of a registered code, set mandatory industry standards. If a carrier or CSP does not comply, it may be subject to a penalty of up to A$250,000. The ACIF also has compliance mechanisms for breach by an industry participant of an ACIF code to which the participant has agreed, which include non-monetary ‘public censure’ sanctions.
The codes registered under Part 6 of the Telecommunications Act with the ACA as at 18 August 2005 relate to:
•	the handling of life threatening and unwelcome calls;

•	call charging and billing accuracy;

•	end-to-end network performance;

•	preselection;

•	commercial churn;

•	calling number display;

•	complaint handling;

•	customer information on prices, terms and conditions;

•	billing;

•	credit management;

•	customer transfer;

•	local and mobile number portability;

•	unconditioned local loop service network deployment rules;

•	IPND, data provider, data user and IPND manager;

•	emergency call services;

•	deployment of radiocommunications infrastructure;

•	cabling requirements for business;

•	priority assistance for life threatening medical conditions;

•	customer and network fault management; and

•	SMS.
Carriers, carriage service providers and content service providers
We are a carrier, CSP and a content service provider.
A carrier is any person holding a carrier licence. In general, the owner of network infrastructure must not use the infrastructure to supply telecommunications services to the public unless it holds a carrier licence. A CSP is a person who supplies a telecommunications service to the public using network infrastructure owned by a carrier. A content service provider is a person who uses a telecommunications service to supply to the public a content service, such as a broadcasting service or an online information or entertainment service.

Telstra Corporation Limited and controlled entities
Competition and Regulation
Competition regulation
Competition rule
In addition to the general requirements of trade practices law, a carrier or CSP must not engage in anticompetitive conduct in breach of the competition rule. A carrier or CSP may be in breach of the competition rule if it:
•	contravenes general trade practices rules relating to anti-competitive conduct in respect of a telecommunications market; or

•	has a substantial degree of market power and takes advantage of that power with the effect or likely effect of substantially lessening competition in any telecommunications market, taking into account other conduct if necessary.
The ACCC can issue a Part A competition notice if it has reason to believe that a carrier or CSP has contravened the competition rule. A Part A competition notice need not describe conduct in very specific terms but may instead describe the general kind of conduct which the ACCC believes is in breach of the competition rule. Any repetition of the conduct while the competition notice is in force can lead to penalties or damages being awarded against the carrier or CSP.
The ACCC can also issue a Part B competition notice. This Part B notice, which the ACCC may issue simultaneously with or after a Part A notice, will be more detailed than the Part A notice. The sole function of a Part B notice is its evidentiary effect. It is presumptive evidence of the information in it and can be used in court proceedings against the carrier or CSP for penalties or damages.
To issue a competition notice (Part A or Part B), the ACCC need only have a reason to believe that there is a breach of the competition rule rather than being affirmatively satisfied of a breach of the competition rule after full investigation.
Any person (including a carrier’s or CSP’s competitors) may apply at any time to the Federal Court for an injunction to restrain anti-competitive conduct, whether or not a competition notice has been issued.
A carrier or CSP may be liable to pay penalties of up to A$10 million plus A$1 million per day of contravention, and for compensatory damages to affected third parties, if:
•	it continues to engage in conduct the subject of a competition notice after the notice comes into effect; and

•	the Federal Court finds that the conduct is in breach of the competition rule.
No final decision in relation to a competition notice has yet been handed down by a court.
If the ACCC issues a competition notice, it may also give a carrier or CSP a written notice advising it of the action the ACCC believes should be taken to ensure that the carrier or CSP does not continue to engage in the kind of conduct dealt with in a Part A competition notice. An advisory notice can be issued at any time. While such a written notice from the ACCC is of an advisory nature only, in practical terms there may be significant pressure on a carrier or CSP to comply with the notice given the potential breadth and ambiguity of a Part A competition notice and the ability of the ACCC to revoke a Part A competition notice if the carrier or CSP complies with the advisory notice. Also, a court may have regard to the ACCC’s opinion in determining whether a carrier or CSP is liable for penalties or damages if the court finds it to have been in breach of the competition rule.
A competition notice relating to changes to BigPond® Broadband pricing was issued against Telstra in March 2004. The competition notice was withdrawn following agreement between the ACCC and Telstra in February 2005.

Telstra Corporation Limited and controlled entities
Competition and Regulation
Information gathering powers
The ACCC may seek information from carriers or CSPs with substantial market power in the telecommunications industry concerning charges for products and services, including in Telstra’s case only, charges for basic carriage services, subject to a right of appeal to the Australian Competition Tribunal. The ACCC may publish information concerning charges and services if it is satisfied that there would be a net public benefit in doing so and has a further general power to obtain information in relation to designated telecommunications matters.
Record-keeping rules
The ACCC has in place financial record-keeping rules. These accounting rules require detailed three or six-monthly reporting to the ACCC of non-public cost and revenue information in relation to our wholesale and retail services.
The ACCC will be able to refer to this information on our costs and revenues in its market conduct and access investigations. Similar accounting rules apply to both Optus and Vodafone. AAPT and Primus are required to comply with the same rules but only in relation to retail services.
Accounting Separation
In April 2002, the Communications Minister announced that the Commonwealth Government required accounting separation of our wholesale and retail arrangements in order to ensure our wholesale arm treats all retail providers in an equitable fashion.
On 19 June 2003, the Communications Minister issued the final Accounting Separation Direction to the ACCC requiring it to issue record keeping rules to Telstra giving effect to that direction. One requirement of the direction is for Telstra to update its regulatory accounting records to produce both historic and current cost accounts, which has and continues to impose some resource costs on us. Preparation of the regulatory accounts for the core PSTN services of PSTN interconnection, local call resale and the unconditioned local loop will provide a basis for comparison in relation to any existing regulated prices for these products. We have already produced two interim reports but we are still working towards finalising these reports. The interim reports are based on a range of assumptions, hence the results should be treated with caution.
An additional requirement under the accounting separation rules is for Telstra to prepare and for the ACCC to publish imputation test results for various PSTN services including basic access, locals calls, national long distance, international long distance and fixed to mobile services. An imputation test measures whether an efficient competitor of Telstra can compete against our retail product offering, based on our retail price and an assessment of the efficient wholesale and retail costs to the competitor of providing the service. In the context of the accounting separation obligations, these costs are determined by the information in our regulatory accounts.
The ACCC is also required to publish a series of metrics that compare our performance in terms of new service connections and fault rectification for both wholesale and retail customers. We are required by law to provide equivalent service and the metrics published to date demonstrate our compliance. We believe they will continue to do so. However, because wholesale customers represent a small and non-random sample of the Telstra customer base, statistical anomalies are possible.
Another requirement relating to the accounting separation obligations is for the ACCC to publish information about the state of competition in the corporate customer segment of telecommunications markets. The first report for July – December 2003 was published in December 2004 dated June 2004. The ACCC has also published two discussion papers canvassing record keeping rules to assist the ACCC

Telstra Corporation Limited and controlled entities
Competition and Regulation
to prepare the reports. We are also in discussion with the ACCC in relation to these foreshadowed rules. The requirement for accounting operation may change with the introduction of operational separation.
Retail price restrictions
The Commonwealth Government has set retail price controls on some of our services and groups of services that apply from 1 July 2002 to 30 June 2005, which has been extended to 31 December 2005. The Communications Minister has asked the ACCC to undertake an inquiry into the price arrangements which will apply from 1 July 2005. The ACCC has published it recommendations and the Government has announced the regime for the next 3 years. From 1 January 2006, a basket of Telstra’s line rentals, local, STD, international and fixed to mobile calls will be subject to an overall price cap of CPI minus CPI. Telstra’s basic line rental products will be increased only by the rate of inflation.
CPI-X or CPI+X price restrictions
We cannot increase the weighted average price of local calls, national long distance and international calls and fixed-to-mobile calls by more than the CPI less 4.5%. If the CPI is less than 4.5%, we are required to reduce our prices accordingly.
We have scope to increase line rental charges by up to CPI+4%. This cap recognises that basic access lines are currently priced at considerably less than the cost to provide the service and that we should be permitted to increase the line rental charge to cover costs, while at the same time reducing call prices which have, in the past, subsidised the below cost line rental. Connection services continue to be capped so that the charge for them increases by no more than the rise in the CPI.
The ACCC has powers to monitor and report on our compliance with price controls.
Local call charges
We and other CSPs must offer untimed local calls to:
•	residential and charity customers for all local calls; and

•	business customers for local voice calls.
We are not permitted to charge more than 40 cents (including GST) and after 1 January 2006 50 cents for a local call from a public payphone. This is the first price rise in ten years. We are not permitted to charge more than 22 cents (including GST) for a local call from any other service except where the higher call price is offered as part of a package that offers a lower line rental than the standard line rental. We offer reduced rates for local calls with some of our service plans.
We continue to be obliged to ensure that:
•	our average price for untimed local calls provided to residential and charity customers in non- metropolitan areas in a fiscal year does not exceed the average price charged by us to residential or charity customers in metropolitan areas in the previous fiscal year; and

•	our average price for untimed local calls provided to business customers in non-metropolitan areas in a fiscal year does not exceed the average price charged by us to business customers in metropolitan areas in the previous fiscal year.
Directory assistance service charges
We cannot impose or alter a charge for our directory assistance services without the approval of the Communications Minister. In October 1999, we commenced charging business and mobile customers for national and long distance directory assistance services after approval of the Minister. Our residential customers continue to receive these directory services without charge via the number 1223.

Telstra Corporation Limited and controlled entities
Competition and Regulation
Access
The ACCC has broad powers to determine those of our services to which competitors will have access and the terms and conditions under which we provide this access.
Declaration of services
The TPA creates an access regime specific to the telecommunications industry. The ACCC may declare telecommunications services or other services that facilitate the supply of a telecommunications service to be ‘declared services’. Carriers and CSPs have a qualified right to acquire declared services from other carriers and CSPs.
Carriers and carriage service providers must comply with ‘standard access obligations’
Unless exempted by the ACCC, carriers and CSPs who supply declared services to themselves or anyone else must comply with ‘standard access obligations’. They must provide the declared services to carriers, CSPs or content service providers who require them in order to provide telecommunications services or content services to end users.
Services not declared are not subject to regulation under this access regime. Therefore, access to non-declared services is a commercial matter, subject only to the general trade practices law.
Current declared services
The services which have been listed as declared by the ACCC include:
•	originating and terminating access for domestic PSTN and ISDN telecommunications networks;

•	terminating access for GSM and CDMA mobile telecommunications networks;

•	transmission capacity on all routes (except links between mainland capital cities and some routes between capital cities and regional centres) on bandwidths of 2, 4, 6, 8, 34/45, 140/155 or higher Mbps;

•	digital data access service (domestic carriage of data between exchange or other network facilities and customer premises). The ACCC has determined that DDAS and ISDN will expire as declared services in metropolitan areas after June 2006 but will continue to be declared services in regional areas;

•	an unconditioned local loop service using unconditioned copper wire in our customer access network;

•	local PSTN originating and terminating services (which in our view is not materially different from the domestic PSTN originating and terminating access described above);

•	local carriage services (in effect, this is local call resale);

•	analogue cable subscription television broadcast carriage service; and

•	the spectrum sharing service (also known as “line sharing”).
Terms and conditions of access
A carrier or CSP may give the ACCC access undertakings which set forth the terms and conditions on which it will offer to supply declared services. An undertaking only becomes operative if it is accepted by the ACCC. The terms and conditions (including price) of standard access obligations are to be resolved by commercial negotiations. If negotiations fail but an access undertaking (including the relevant terms and conditions) has been provided by the access provider and has been accepted by the ACCC, the access undertaking will apply. If there is no such undertaking, the ACCC may arbitrate the terms and conditions on which the standard access obligation will be met.

Telstra Corporation Limited and controlled entities
Competition and Regulation
Access arbitrations
Under the present regulatory regime, the ACCC possesses broad powers to hear access disputes relating to the supply of a declared service and to make non-appealable decisions regarding those disputes. At present, there are two access arbitrations in progress involving Telstra’s supply of a declared service to an access seeker. Telstra generally attempts to avoid access arbitrations, preferring instead to resolve matters on the basis of sound commercial agreements, however this is not always possible.
Access pricing
The Communications Minister may make a pricing determination setting out compulsory principles for establishing access prices that must be followed by the ACCC. To date no ministerial pricing determination has been issued.
The ACCC has published general Access Pricing Principles setting out how the ACCC proposes to approach price issues when considering access undertakings and determining access disputes. In general, the ACCC proposes that the prices of declared services should be cost-based. In particular, it proposes to require access prices for such services to be based on the total service long run incremental cost (TSLRIC) of providing the service.
Telstra has been successful in having access undertakings accepted for the PSTN Originating and Terminating Services and the Local Call Service during this financial year. These being the first of such undertakings accepted by the Commission. During the same period, the ACCC rejected two other undertakings lodged by Telstra for the supply of the Unconditioned Local Loop Service (ULLS) and the Spectrum Sharing Service (SSS).
Telstra has revised its original undertakings for both ULLS and SSS, taking into consideration the ACCC’s comments, and relodged the undertakings, together with new undertakings for the connection and disconnection costs for both services. The ACCC is presently assessing these undertakings and a decision is expected during the first half of fiscal 2006.
Local call resale
In April 2005, the ACCC commenced a full review of the regulation of local telecommunications services. The scope of the review included:
•	Should local carriage service continue to be declared after June 2006 (expiry date of the current declaration)?

•	How should the declared local carriage service be priced?

•	Should basic access be declared?

•	How should a declared basic access service be priced?

•	Should the use of PSTN originating and terminating access (OTA) to provide local calls be permitted?

•	Should local calls be preselectable?
The ACCC has indicated its intention to issue a final report on these issues by October 2005.
PSTN originating/terminating access
The ACCC has issued final pricing principles for PSTN originating and terminating services based on TSLRIC principles. Future pricing of PSTN access is also likely to be determined through the current access undertakings process and local services review.

Telstra Corporation Limited and controlled entities
Competition and Regulation
Mobile terminating access
On 30 June 2004, the ACCC issued a final report on mobile terminating access services. The report recommended that the existing declaration should be varied to include voice services terminating on 3G networks. At the same time, the ACCC decided not to extend the expiry date for the declaration of originating access services. The ACCC also proposed new pricing principles for mobile terminating access which are aimed at generating a gradual reduction in the price of the mobile termination access service to a level that the ACCC believes represents a closer association of price and the best cost measures the ACCC has available to it. The staged adjustment period is proposed to commence on 1 July 2004 and conclude on 1 January 2007. These pricing principles are currently subject to an appeal lodged by another carrier. Further, two undertakings with different prices have been lodged by two other carriers.
PSTN termination to non-dominant carriers
The ACCC has issued final pricing principles for PSTN termination to non-dominant carriers. The ACCC determined that the charges for termination of the non-dominant PSTN networks should be based upon our de-averaged TSLRIC and that no access deficit contribution should be included in the TSLRIC of non- dominant networks. The ACCC also found that where a non-dominant PSTN network has costs significantly lower than those of our TSLRIC, the ACCC may assess whether an argument exists for looking specifically at the TSLRIC of the particular services of the non-dominant PSTN network.
Unconditioned local loop (ULL)
The ACCC has issued final pricing principles for the declared ULL service based on TSLRIC principles. Future pricing of ULL services is also likely to be determined through the current access undertakings process.
Spectrum Sharing Services
The ACCC announced its decision to declare the Spectrum Sharing Service (or ‘line sharing’) in August 2002. The ACCC’s stated pricing principles for the declared Spectrum Sharing Service are based on TSLRIC principles. Future pricing of Spectrum Sharing Services is also likely to be determined through the current access undertaking process.
Carrier-to-carrier access obligations
Each carrier must provide access on request to other carriers to:
•	its customer cabling and customer equipment and facilities (including lines, towers, ducts and land) in place on 30 June 1991 or installed since that date using statutory powers, if it is reasonable to do so;

•	information relating to the operation of its networks; and

•	its underground ducts and certain of its towers and sites with the aim of ensuring that facilities are co-located on towers and in underground ducts, unless the ACA finds that co-location is not technically feasible.
Access to these facilities and information is on commercially negotiated or arbitrated terms and conditions. We have entered into a number of facilities access agreements with other carriers. The Communications Minister can determine pricing principles for access to customer cabling and equipment, network infrastructure and information relating to the operation of a network but has not done so to date.
Carriers must also comply with the Facilities Access Code issued by the ACCC in relation to access to underground facilities and certain towers and sites.

Telstra Corporation Limited and controlled entities
Competition and Regulation
Carrier licences
Carrier licences are issued by the ACA. The annual charge for a carrier licence was reduced as at 1 July 2004 from A$10,000 to less than A$1,000 plus a pro rata revenue-based contribution to industry regulatory costs.
All carriers must, as a condition of their carrier licence, comply with the Telecommunications Act, the Telecommunications (Consumer Protection and Service Standards) Act and the standard access obligations. Any breach of licence conditions is subject to a penalty of up to A$10 million.
The Communications Minister may impose conditions on any carrier licence. The Communications Minister must consult with the carrier before doing so. Our carrier licence currently includes requirements for us to:
•	provide operator and directory assistance services;

•	annually produce, publish and provide an alphabetical telephone directory;

•	establish and maintain the IPND and provide access to the IPND to all CSPs;

•	have in place and report against an approved industry development plan and comply with the plan to the extent it relates to research and development;

•	extend an equivalent mobile service to those areas previously served by the analogue network (we are providing this through our CDMA network);

•	develop, implement and maintain a priority assistance policy and have processes, systems and practices in place to ensure that those customers with a life threatening medical condition can be identified and provided with priority assistance;

•	monitor and publicly report on the reliability of our network in designated geographical areas of Australia and, where necessary, take appropriate action to remediate a customer’s service;

•	provide mobile coverage in selected population centres and on selected highways; and

•	make available the Internet assistance program.
Local Presence Licence Condition
On 3 August 2005 the Communications Minister issued a new licence condition, requiring us to maintain a local presence in regional, rural and remote Australia, to the extent that this is broadly compatible with our overall commercial interests, is not unduly prescriptive and does not impose undue financial or administrative burdens on us. The licence condition requires us to prepare a plan setting out the range of activities and strategies that we deploy or will deploy to fulfill our obligation to maintain a local presence. This plan is subject to approval by the Communications Minister. Before submitting a draft plan to the Minister for approval, we are required to publish a preliminary draft of the plan and take submissions from representatives of various stakeholder groups. Once a plan is approved by the Communications Minister we are required to take all reasonable steps to ensure that the plan is complied with. Each plan can run for no more than three years.
Carriage service provider obligations
A CSP that provides certain basic telecommunications services must provide or arrange for the provision of:
•	itemised billing services;

•	operator services; and

•	directory assistance services to end users.
We must provide operator and directory assistance services to CSPs on request, on terms and conditions commercially negotiated or arbitrated terms and conditions. A CSP must supply information for the Integrated Public Number Database (IPND).

Telstra Corporation Limited and controlled entities
Competition and Regulation
Powers and immunities
A carrier may enter onto land and exercise any of the following powers:
•	inspect the land to determine whether the land is suitable for the carrier’s purposes;

•	install a facility on the land; and

•	maintain a facility that is situated on the land.
A carrier may only exercise the power to install a facility if:
•	the carrier holds a facility installation permit, which the ACA may only issue subject to stringent conditions;

•	the facility has been determined to be a ‘low impact facility’ by the Communications Minister (for example, specified types of underground conduit and cable); or

•	the facility is a temporary defence facility.
If we engage in these activities, we must take reasonable steps to restore the relevant land and may be liable to pay compensation to land owners for financial loss or damage suffered by them as a result of our activities. We are also subject to a Telecommunications Code of Practice providing for notice and objection mechanisms. The Secretary to the Commonwealth Department of the Environment may impose conditions on some facilities installation activities.
Facilities other than those described above may only be installed with the permission of the relevant landowner and in compliance with all relevant State, Territory and local laws.
No limitation of tort liability
The ACA has power to impose a cap on our liability in tort for damages claims but has decided not to do so.
Number portability
Number portability allows customers to switch certain services to another CSP but keep the same telephone number.
The ACA numbering plan mandates number portability for some services
The ACA has put in place a numbering plan for Australia. Pursuant to a direction by the ACCC, the plan sets out the following rules:
•	local number portability was operational on a trial basis from November 1999 and fully operational by 1 January 2000 as mandated by the ACA. There are a limited number of specific cases where an exemption has been granted;

•	inbound number portability affecting all 1800, 1300 and One3 numbers became operational on 30 November 2000; and

•	mobile number portability became available from 25 September 2001.
In July 2004, the ACCC directed the ACA to implement premium rate number portability. The ACA issued a discussion paper seeking comments on how to implement PRNP. Only a few submissions were received by the ACA. Because of the lack of industry interest to port premium numbers, no plan has been implemented by the ACA.
Terms and conditions of supply are negotiated or arbitrated
The terms and conditions on which CSPs supply number portability are set by commercial negotiation or arbitration.

Telstra Corporation Limited and controlled entities
Competition and Regulation
The Communications Minister may make a number portability pricing principles determination that would govern any arbitration. However, no such determination has been made to date. In June 1999, the ACCC issued a paper setting out the local number portability pricing principles that it would be inclined to apply if it were required to arbitrate in relation to terms and conditions for the provision of local number portability. These principles state that each carrier or CSP should bear the costs it incurs in its own network to meet the obligation under the numbering plan to provide local number portability.
In June 2005, the ACCC finalised their decision on Digital Data Access Service (DDAS) number portability. The ACCC was not satisfied that the introduction would be likely to promote both competition and efficiency. As a result, the ACCC has not issued a direction to the ACA and disallowed Digital Network Access Service (DNAS) number portability.
Mobile number portability
The ACCC’s final report on mobile number portability pricing principles only allows us to recover from other carriers or CSPs our efficiently incurred transit costs of providing mobile number portability from other carriers or CSPs.
Preselection and override codes
Preselection allows customers, while connected to a CSP, to specify another CSP to provide some telecommunications services. Override codes allow a customer to select a different CSP on a call-by-call basis.
Currently, CSPs must provide for the preselection of one CSP for the following voice calls:
•	national long distance calls;

•	fixed-to-mobile calls;

•	international calls; and

•	some operator services.
An override function for these voice calls must also be provided. The terms and conditions for provision of preselection are as agreed between the CSPs. In the absence of agreement, there is provision for arbitration by an agreed arbitrator or the ACCC.
Interception
Carriers are required by law to help law enforcement agencies in Australia in certain circumstances. Carriers are not expected to provide help without remuneration but they are to neither profit from, nor bear the costs of, providing such help. They must also, unless exempted by the Communications Minister or the agency co-ordinator, ensure that telecommunications services passing over their networks can be intercepted by agencies that hold an interception warrant. This requirement can lead to delay in the launch of particular carriage services until the services are capable of being intercepted.
Universal service and digital data service obligations
As the primary universal service provider, we have an obligation to fulfil the universal service obligation (USO) throughout the whole of Australia. This means that we must ensure that standard telephone services, payphones and any prescribed carriage service (of which none have been prescribed) are reasonably accessible to all people in Australia on an equitable basis, wherever they reside or carry on business.
As part of this obligation, we must make special customer equipment available to people with disabilities and offer interim telephone services in certain circumstances where there will be an extended delay in connecting or repairing a fault with a standard telephone service.

Telstra Corporation Limited and controlled entities
Competition and Regulation
We are also a digital data service provider and have an obligation to fulfil the digital data service obligation (DDSO) throughout the whole of Australia. This requires us to ensure that all people in Australia have reasonable access to a digital data service with a data speed broadly equivalent to 64kbps. We fulfil the DDSO through the supply of ISDN services (a General Digital Data Service (GDDS)), to which at least 96% of the Australian population have access, and through the supply of BigPond® satellite 1 way services (a Special Digital Data Service (SDDS)) for the remainder of the population.
In our roles as the primary universal service provider and digital data service provider, we are required to submit plans to the ACA and the Communications Minister for their approval which set out how we will progressively fulfil the USO and DDSO throughout Australia. Our approved USO Policy Statement, USO Standard Marketing Plan and Digital Data Service Plans are available from our website at www.telstra.com.au/universalservice and www.telstra.com.au/corporate/ddsp.htm.
The Communications Minister may determine a system to select carriers to be the primary universal service providers or regional universal service provider for all or some universal services for particular years.
The net losses that result from supplying loss-making services and from facilitating the satellite subsidy for SDDSs in the course of fulfilling the USO and DDSO are required to be shared among all carriers and any CSPs determined by the Communications Minister (none have been determined). The Telecommunications (Consumer Protection and Service Standards) Act 1999 (Cwth) provides that a universal service provider’s net universal service cost, as assessed by the ACA, is to be shared amongst the universal service provider and other participating carriers on a basis proportional to the eligible revenue of each carrier. The other participating carriers typically pay approximately 30% of the net USO cost determined by the Communications Minister, with Telstra absorbing the remaining cost.
For this purpose, the ACA assesses levy debits (required contributions to recognised USO costs) of other participating carriers, thereby requiring them to make payments into a universal service reserve from which payments are ultimately made to the universal service provider equal to the amount of its corresponding levy credit.
However, current legislation does not ensure that the costs we incur in providing the USO are fully recognised and properly funded by all industry participants. In accordance with the current legislation, the Telecommunications Laws Amendment (Universal Service Cap) Act 1999 (Cwth), the Communications Minister determines the net USO costs. These amounts are usually significantly less than our own assessment of the USO costs. The other participating carriers are required to pay us contributions based on the ACA assessments of their eligible annual revenue. The Communications Minister has also exercised the power to determine the cost of the USO for up to three years in advance – a previous Communications Minister has determined costs for fiscal 2005 as A$211.3 million. The net USO costs for subsequent years have recently been determined by the Minister, following advice provided by the ACA. The amounts for the next three fiscal years are $171.4 million, $157.7 million and $145.7 million.
As the primary universal service provider, we receive no contribution from other carriers for any non-recognised USO costs.
The Commonwealth Department of Communications, Information Technology and the Arts (DCITA) reviewed the USO and customer service guarantee regime and the Communications Minister tabled a report in Parliament on 17 June 2004 proposing changes to the USO funding arrangements. The recommendation for USO funding in the report is for the USO costs to be simplified and for Telstra to meet the USO legacy costs associated with legacy telephone services. However, the Government announced at the time of the release of this report that it does not intend to change the broad legislative framework governing USO costing and funding.

Telstra Corporation Limited and controlled entities
Competition and Regulation
Customer service guarantee (CSG)
At the direction of the Communications Minister, the ACA has made mandatory standards for CSPs (including Telstra) in relation to the provision and repair of standard telephone services and the keeping of customer appointments associated with these activities.
These customer service standards have been in effect since 1 January 1998 to eligible customers with five or less standard telephone services.
In accordance with the CSG Standard:
•	we will connect a new standard telephone service within timeframes that range between two working days (where a telephone service has recently been working at the new premises and can be automatically re-connected) and a maximum of 20 working days (where new Telstra network infrastructure has to be provided). The actual timeframe may also be dependant upon whether the CSG customer is located in an urban, rural or remote location; and

•	we will repair a CSG service in set timeframes according to the customer’s location, which is either one, two or three full working days for customers located in urban, rural and remote areas respectively.
As from 1 January 2003, we reduced our connection timeframes in minor rural and remote locations where Telstra infrastructure does not exist from 6 months to 20 working days.
The damages payable under the CSG Standard include:
•	for a missed appointment, A$12 for a residential or charity customer and A$20 for a business customer; and

•	for a delayed connection or repair, A$12 for a residential customer and A$20 for a business customer for each working day of delay up to five working days and A$40 per working day of delay after that.
Damages cannot exceed A$25,000 per customer for each contravention.
If we have reason to believe that an event has occurred that is reasonably likely to result in us being liable to pay damages to a customer for a breach of the CSG Standard, we will notify the customer and pay those damages, whether by account credit or otherwise, within a prescribed period. This is the case irrespective of whether the customer has claimed those damages.
Priority Assistance
The Communications Minister approved our Priority Assistance for Individuals policy on 17 June 2002. The policy aims to provide eligible residential customers, who have a diagnosed life-threatening medical condition with a high risk of rapid deterioration and whose life may be at risk without access to a fully operational phone service, with the highest level of service practicably available at the time on the connection and repair of standard telephone services. Telstra customers need to substantiate their eligibility or the eligibility of someone else residing at their premises, with certification from a medical practitioner or an authorised person.
Priority customers are entitled, unless circumstances make it unreasonable, to have a first standard telephone service connected and a fault with a nominated standard telephone service repaired within 24 hours in urban and rural areas and within 48 hours in remote areas. In addition, priority customers receive 24 hours, 7 days a week service for fault management, handling and repair. Where these timeframes cannot be met, we will offer eligible priority customers the choice between an interim priority service and an alternative service, for example call diversion to another telephone number of their choice.

Telstra Corporation Limited and controlled entities
Competition and Regulation
As part of our policy, we must undertake a communications strategy to generate public awareness and advise customers of priority assistance. As at 30 June 2005, we had approximately 135,000 customers with priority assistance status.
At the request of the Communications Minister, the ACA conducted a review of our priority assistance arrangements in late 2004. In its report to the Minister, the ACA concluded that Telstra’s priority assistance arrangements are largely meeting the Government’s policy objectives and there appears to be a high level of customer satisfaction with Telstra’s provision of the service.
Network Reliability Framework
The Network Reliability Framework (NRF) is an outcome of the Telecommunications Service Inquiry (Besley Inquiry) which was conducted during 2000.
The NRF was introduced through an amendment to our carrier licence conditions, which took effect from 1 January 2003, and embraces CSG telephone services only. Generally, those telephone services that are provided to customers with five or less standard telephone services.
The NRF is a compliance and reporting framework that aims to improve the reliability of our network at three different levels:
•	Level 1 — 44 geographical areas throughout Australia, which are based on our work regions. We are required to provide a monthly report to the ACA on the percentage of CSG services with no faults and the average percentage of service availability for each geographical area. This information is also made publicly available on our website at www.telstra.com.au/servicereports;

•	Level 2 — the exchange service area (ESA) level, of which there are approximately 5,000 throughout Australia. We are required to provide monthly reports to the ACA of those ESAs where a pre- determined number of CSG services (which is dependent upon the total number of CSG services in the ESA) have had one or more faults in each of the two preceding calendar months. The ACA can request further information from us regarding the performance of a particular ESA and may seek to have remedial action undertaken to reduce the incidence of faults in a particular ESA; and

•	Level 3 — the individual service level. We are required to take reasonable action to prevent a CSG service from experiencing four or more faults in a rolling 60 day period or experiencing five or more faults in a year. Where either of these thresholds is breached, we are required to investigate the reason for the breach, undertake such remediation as is necessary and report the contravention to the ACA.
The NRF adds to the range of consumer safeguards already in place, for example the USO, CSG Standard and priority assistance.
The Australian Communications Authority conducted a review of the NRF during 2004 and provided its final report to the Minister in June 2005. The report contains a number of recommendations aimed at improving the operation of the NRF, which are being considered by the Minister.
Supply terms and conditions
Under a determination made by the ACA, since March 2000 CSPs that formulate a standard form of agreement relating to the supply to an ordinary customer of designated goods and services have been required to provide customers with concise summaries of the terms and conditions on which customers acquire their goods and services. We provide these summaries to existing and new customers.

Telstra Corporation Limited and controlled entities
Competition and Regulation
Hong Kong Telecommunications Regulatory Information
We own 50% of REACH which, through its wholly owned subsidiaries including REACH Networks Hong Kong Ltd (REACH Networks), conducts a wholesale connectivity business from Hong Kong. REACH Networks operates a network for the carriage of traffic to and from Hong Kong.
We also own CSL which conducts a cellular mobile business in Hong Kong. CSL holds 2G Public Radio-communication Service licences that cover the establishment, maintenance and operation of 2G cellular networks in Hong Kong. CSL also holds a 3G mobile carrier licence.
Below is a brief outline of the Hong Kong telecommunications regulatory regime and the key regulatory requirements with which REACH Networks and CSL must comply.
Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong)
The legislative framework governing the provision of telecommunication services and facilities in Hong Kong is principally contained in the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong). The Telecommunications Ordinance regulates the licensing and control of telecommunications services and telecommunications apparatus and equipment, including fixed wireline and wireless services, public mobile telephone services and certain aspects of Internet services.
The Telecommunications Authority (TA) is the principal telecommunications regulator in Hong Kong and is responsible for administering the Telecommunications Ordinance. The Office of the Telecommunications Authority (OFTA) was established in 1993 as an independent Government department and its key functions are to assist the TA in administering and enforcing the provisions of the Telecommunications Ordinance. The TA’s powers include:
•	issuing licences;

•	making rules and determinations in relation to the provision of telecommunications network services by licensees, including setting interconnection charges on particular routes;

•	requiring a licensee to comply with the terms of its licence and any applicable legislation; and

•	suspending or revoking licences as enforcement measures or for the protection of the public interest.
Competition provisions
The telecommunications market in Hong Kong is almost fully liberalised and is now one of the most competitive markets in the world. Unlike many countries, Hong Kong does not have a general competition law. Anti-competitive behaviour is regulated through industry specific legislation as well as in various licence conditions.
The Telecommunications (Amendment) Ordinance 2003 and its accompanying guidelines regulates merger activity in some aspects of the telecommunications industry through empowering the TA to issue binding directions to carrier licensees when certain changes in the ownership of, or the control of, a carrier licensee occur which, in the TA’s opinion, have or are likely to have the effect of substantially lessening competition in a telecommunications market.
Second Generation (2G) licence renewal process
The existing 2G mobile licences held by Hong Kong’s mobile network operators expire in the period from July 2005 until September 2006.
Existing GSM and Personal Communication Service (PCS) licensees (of which CSL is one) have a right of first refusal. The right of first refusal entitles the GSM/PCS licensee, who agrees to the licence conditions and exercises the right, to a new mobile carrier licence which will attach special conditions and be granted in

Telstra Corporation Limited and controlled entities
Competition and Regulation
respect of its existing 2G frequency spectrum. It is expected that on this basis CSL will obtain new mobile licences on expiry of its current GSM licence in January 2006 and similarly for its PCS licence in September 2006. The new licences will have a 15 year term. The Government has deferred a decision on using vacated CDMA spectrum for any new mobile licence until completion of the Spectrum Policy Review.
Unified licensing
The TA has indicated that ‘differentiation of regulation based on fixed and mobile networks will not be sustainable’ going forward, and is considering consolidation of existing mobile and fixed licensing categories and/or the creation of a new flexible licence category allowing provision of both mobile and fixed-line service. There is a risk that spectrum utilisation fees (SUF) for new services provided under this licence, eg. using broadband wireless access, will be preferential as compared to the existing SUF payable by 3G licensees. On the other hand unified licensing could have potential significant benefits for mobile operators, such as a recasting of interconnection charges between mobile and fixed-line operators and access to buildings and land on par with the rights currently enjoyed by fixed-line carriers. The unified licensing process is in its infancy and will be complex. More clarity is expected from the TA in 2006.
New Zealand Telecommunications Regulatory Information
TelstraClear, our wholly owned subsidiary, is the second largest full service carrier in New Zealand. Below is a brief outline of the New Zealand telecommunications regulatory regime.
Telecommunications Act 2001
Throughout the 1990s, the telecommunications sector in New Zealand was subject to a ‘light-handed’ regulatory regime. Unlike most other OECD countries, no industry-specific regulatory authority was established in New Zealand to regulate and monitor telecommunications competition and to promote efficient and sustainable entry. This light-handed approach came to an end with the introduction of the Telecommunications Act 2001.
The Telecommunications Act 2001 provides the principal framework for the regulation of telecommunications in New Zealand and grants a telecommunications sector-specific regulatory role to the New Zealand Commerce Commission (Commission). Under the Telecommunications Act 2001, the Commission’s functions are to:
•	make determinations on disputes between the access seeker and the access provider over access obligations of designated and specified services and also on price in the case of designated services;

•	determine the net cost and apportionment (amongst industry players) of Telecommunications Service Obligations and monitor the Telecommunications Service Provider’s compliance with their Telecommunications Service Obligations (broadly, a USO, for which Telecom New Zealand is the Service Provider, and a Deaf Relay Service, for which Sprint International New Zealand is the Service Provider);

•	recommend to the Minister the desirability of regulating additional services where considered necessary; and

•	propose and approve telecommunications access codes relating to designated and specified services for the telecommunications industry.
Determinations by the Commission under the Telecommunications Act 2001
The Commission has made determinations under the Telecommunications Act 2001 for TelstraClear in relation to an interim price for residential resale (made on 14 June 2004) and wholesaling (made on 12 May 2003). The Commission has also made a draft determination in relation to wholesaling for CallPlus. CallPlus subsequently settled with Telecom.

Telstra Corporation Limited and controlled entities
Competition and Regulation
The Commission has made two interim price determinations for interconnection between Telecom and TelstraClear’s PSTN network and for wholesale (resale) of a range of Telecom’s business retail services. Telecom and TelstraClear have both sought final price determinations and these are proceeding.
The Commission has also issued a draft determination on the apportionment of costs in implementing local and mobile number portability in response to a joint application (from TelstraClear, WorldxChange, CallPlus, Compass and iHug), and on the functions and standards for number portability following a joint application from Telecom, TelstraClear and Vodafone.
The Commission made a draft determination in April 2005 on an application by TelstraClear (made in December 2004) for regulated access to Telecom’s unbundled bitstream service (UBS). The Commission’s preliminary view is that Telecom should provide TelstraClear with a bitstream access service available nationally with characteristics which differ from Telecom’s commercial bitstream service currently available to access seekers. A final determination is expected to be made in the first quarter of fiscal 2006.
In addition, the Commission has recently recommended that the termination of 2G fixed-to-mobile calls be regulated. The New Zealand Government is currently considering whether to accept the Commission’s recommendation and add the mobile termination service as a designated service under the Telecommunications Act.
Competition Provisions
The Commerce Act 1986 is New Zealand’s generic competition legislation outlawing anti-competitive conduct in all industries and is enforceable by the Commission and by market participants.

Telstra Corporation Limited and controlled entities
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Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
The following discussion should be read in conjunction with the annual consolidated financial statements, including the notes to these financial statements, which are included with this annual report. These financial statements have been prepared in accordance with Generally Accepted Accounting Principles in Australia (AGAAP), which differs in certain respects from Generally Accepted Accounting Principles in the United States (USGAAP). A discussion of the principal differences between AGAAP and USGAAP as they relate to us and a reconciliation of the net income and shareholders’ equity to USGAAP, is provided in note 30 to our consolidated financial statements.
This section includes statements of future expectations and forward-looking statements that are based on management’s current views and assumptions, and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the forward-looking statements. A discussion of some of the principal risks that could affect our business is presented in this annual report under the heading ‘Key information — Risk factors’. Also refer to ‘Key information — Cautionary statement regarding forward-looking statements’.
In this section, we refer to our fiscal years ended 30 June 2005, 30 June 2004 and 30 June 2003 as fiscal 2005, fiscal 2004 and fiscal 2003 respectively. We have referred to the three fiscal years ended 30 June 2005 as the three-year period.
Overview of key factors affecting our business and financial performance
We are Australia’s largest telecommunications and information services company. We offer a full range of telecommunications products and services throughout Australia and various telecommunications services in certain overseas countries. During the three-year period, we have increased our sales revenue and net profit, maintained a healthy statement of financial position and continued to generate strong operating cash flows. In addition, we have continued to develop our core infrastructure network, acquire strategic investments and increase our returns to shareholders through special dividends and share buy-backs. We have maintained our strong financial position despite intense competition in the telecommunications market and migration of customers from traditional to emerging products and services.
To continue as an Australian market leader in the telecommunications industry, our strategy involves the management of the following:
•	migration of customer demand from traditional products and services to the emerging products and services of the business;

•	cost and productivity improvements;

•	continual improvement of customer service levels; and

•	alignment of investment with revenue growth drivers.
We consider the effective management of these areas will require a market based management approach and a change in how the company operates. It also requires a regulatory environment that allows us to compete on an equal basis.
In addition, we face a series of business operating issues that we expect will impact the future results of our Company. These issues range from the potential full privatisation of the Company, regulatory issues including regulated price caps, and establishing the appropriate business structure to drive future growth.
During the three-year period, our increase in sales revenues was led by revenue growth in mobiles, Internet and IP solutions, and advertising and directory services. Our challenge moving forward will be to consolidate the growth in these areas, while managing an accelerating decline in our PSTN revenues experienced in the second half of fiscal 2005. We have continued to focus on maximising revenues from our higher margin

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
traditional products such as PSTN products, while managing the shift in customer demand to our lower margin emerging products such as broadband. We have aligned our investment strategies with our new growth products and continue to focus on identifying cost efficiencies to protect operating margins, while improving our customer service levels. Our overall operating margins are under constant pressure from the product mix change to lower margin products.
Most of our revenues are generated from basic access, fixed and mobile call charges, specialised data, Internet and IP solutions, advertising and directories services and intercarrier services. We are focussing on a range of key products and services within these categories as opportunities to maximise our current revenues. This is further described below:
•	PSTN products: Performance in this market has been limited by competition and product substitution. This market remains a key focal point and a significant part of our Company in terms of sales revenue. It continues to provide us with strong cash flows enabling us to invest and develop our business.

We continue to focus on maximising returns and improving customer service in this area by offering a broad range of product packages that include packaging traditional products with new products, and re-balancing initiatives that have increased our basic access fees while reducing call charges. In fiscal 2005, total PSTN revenues are declining at an accelerating rate, led by the migration of customers to mobiles and other product and services;

•	Mobiles: Growth in this area has been driven by the introduction of low access fee plans and the increasing popularity of prepaid offerings. We continue to increase revenues by providing more innovative products on our mobile networks, such as the roll out of super high speed wireless services, known as evolution data optimised (EVDO), and the launch of i-mode that gives access to a wide range of Internet products through mobile handsets. In addition, revenues continue to increase with the higher number of mobile users;

•	Data and Internet services: Growth in this area is attributable to an increase in revenue from Internet and IP solutions products, predominantly due to the increase in both retail and wholesale broadband subscribers. We expect the Internet and IP solutions portfolio to continue its expansion. This market is in a growth phase and our strategy to capitalise on this growth involves the provision of high speed, innovative Internet products to our customers, combined with aggressive pricing strategies. Over the three-year period, our broadband subscribers (including both retail and wholesale) increased from 169,000 as at 30 June 2002 to 1,744,000 subscribers as at 30 June 2005;

•	Advertising and directories: Growth in this area has been led by an increase in revenue from our Yellow Pages® and White Pages® printed publications, predominantly driven by product innovation and customer demand. In addition, we have continued to grow our White Pages® and Yellow Pages® OnLine directory businesses.

As telecommunications, computing and media technologies converge, we intend to focus on enhancing our capabilities to provide new and innovative application and content services and to expand further into these converging markets. In fiscal 2004, we acquired 100% of the issued share capital of Trading Post (Australia) Holdings Pty Ltd and its controlled entities (Trading Post), an Australian publishing and Internet classified business;

•	Solutions management: We have continued to strengthen our position in the managed services and information and communication technology (ICT) market. In fiscal 2005, we acquired 100% of the issued share capital of KAZ Group Limited and its controlled entities (KAZ), and Telstra PSINet Limited (formerly PSINet UK Limited) and its controlled entities (PSINet). KAZ is a provider of business process

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
outsourcing, systems integration, consulting, applications development and IT management services. PSINet is a provider of e-business infrastructure solutions and corporate Internet protocol based communication services. These acquisitions have expanded our IT services capability to both our Australian and international customers, complementing our core strength in telecommunications. Our recent acquisitions combined with our pre-existing solutions management business have significantly broadened our solutions management services, which we believe will assist us achieve our goal of becoming an Australian leader in the ICT market; and

•	International operations: Our offshore controlled entities contributed 7.3% of our total sales revenue in fiscal 2005, 6.9% in fiscal 2004 and 7.5% in fiscal 2003. This is primarily attributable to the CSL operations in Hong Kong and the TelstraClear operations in New Zealand, which generate revenues mainly from the mobiles market and from fixed network services respectively. We continue our focus on improving returns from our current international investments in CSL and TelstraClear.
We have maintained our attention to managing the performance of these individual product and service categories. However, as a fully integrated telecommunications company, we aim to build on our existing customer base and capture the market trend towards integrated access and seamless voice, data and content offerings. To achieve this, we continue to bundle our individual products and provide customers with price discounts reflecting this initiative. The prices we charge our retail customers for most of our fixed telephony products, however, are still subject to price controls. Refer to ‘Rates we charge our customers are subject to regulated price caps’ for further discussion.
During the three-year period, we have focussed on our operating efficiency. Our efforts have included:
•	streamlining our systems and processes, including the consolidation of our implementation of the Six Sigma process improvement techniques;

•	improving work practices;

•	cross company process reviews, which has involved the appointment of process owners within the Company with responsibility to review cost structures; and

•	systematically reviewing our cost structures and the way we deliver service to our customers.
These initiatives have allowed us to identify cost efficiencies in many areas, while at the same time improving customer service. They have also resulted in a reduction in the overall number of full time employees and equivalents from 44,977 as at 30 June 2002 to 42,739 as at 30 June 2005, excluding the impact of our significant acquired controlled entities during the three-year period.
We are committed to continuing our review of areas of the business where cost efficiencies can be gained, while improving the customer experience. We believe opportunities to achieve this include:
•	obtaining better value from our capital expenditure;

•	extracting synergies from our recent investment acquisitions;

•	rationalising our various IT and network platforms;

•	streamlining our business operations;

•	improving network efficiency; and

•	managing total labour costs more efficiently.

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
Despite these initiatives, our total expenses grew in fiscal 2005, following the decline in fiscal 2004 compared with fiscal 2003. In fiscal 2005, the increase in our total expenses was led by the consolidation of expenses of our recently acquired controlled entities such as KAZ, and the inclusion of a full year of expenses for Trading Post that was acquired in fiscal 2004. In addition, we experienced expense growth across various categories to support our emerging business areas such as broadband and pay television, as well as to meet our customer service requirements. The increase in expenses was partly offset by our cost reduction projects.
Our revenue and expense movements are also subject to inflation rate variations. During the three-year period, the Reserve Bank of Australia has maintained a target inflation rate of between 2% and 3% per annum. As a result, the effects of inflation are not deemed to be significant to our overall operating performance.
We strive to continually improve our customer service. As evidenced by the quarterly service reports from the Australian Communications Authority, our customer service results have shown steady overall improvements over the three-year period. Our focus remains in the following key areas:
•	upgrading our networks and reducing fault incidence;

•	placing additional trained staff in our call centres to directly deal with our customers;

•	improving the technology of voice recognition and in the direction of customer assisted calls;

•	enhancing the skills of our staff, enabling them to become specialists in our emerging business areas such as broadband;

•	ensuring customer appointments are met, as well as reducing our response times and queue lengths; and

•	further improving our performance under the customer service guarantees.
The Telstra Country Wide® business unit ensures we continue to have a strong commitment to telecommunication services in the major rural, minor rural and remote areas of Australia. In addition, under the universal service obligation (USO) regime, we deliver the standard telephone service and prescribed carriage services to all people, wherever they reside or carry on business. Through our continued focus on providing excellent customer service, we aim to satisfy our existing customers and drive future revenue growth by providing quality services to all our customers.
During the three-year period, we have devoted substantial capital to upgrade our telecommunications networks, eliminate components that are no longer useful and improve the systems used to operate our networks. We continue to upgrade our core infrastructure networks to meet customer demands, particularly for those growth product areas such as broadband. In addition to our ongoing capital expenditure, we are in the process of a A$210 million deployment of the latest broadband on copper wire technology, ADSL2+. We are deploying this enhancement to meet customer demand for higher speed Internet services. In fiscal 2005, we also successfully commissioned and began testing our next generation Voice over IP (VoIP) platform that we believe will offer value added broadband services to our residential customers in fiscal 2006.
On 6 December 2004, we signed agreements with Hutchison 3G Australia Pty Ltd (H3GA), a subsidiary of Hutchison Telecommunications (Australia) Limited, to jointly own and operate H3GA’s existing third generation (3G) radio access network (RAN) and fund future network development. The H3GA RAN is the core asset of the joint venture. In return for 50% ownership of the asset, we will pay H3GA A$450 million in instalments over 2 years. We anticipate that the H3GA RAN will be operating during fiscal 2006. As a result of this agreement, we expect to accelerate our customers’ access to leading mobile services and open opportunities for new revenues. In addition, our agreement with H3GA is expected to provide significant

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
savings in 3G network construction expenditure and operating expenses, such as site rental and maintenance, offset by an increase in depreciation and amortisation charges.
During the three-year period, in addition to growth in ordinary dividends, we have also returned A$2,884 million to shareholders through special dividends and share buy-backs, as part of our capital management program. In fiscal 2005, we paid a special interim dividend of A$747 million (6 cents per share), and in fiscal 2003 we paid a special interim dividend of A$386 million (3 cents per share). We have also undertaken two share buy-backs over the three-year period.
In fiscal 2005, we bought back 185,284,669 ordinary shares. In total, 1.47% of our total issued ordinary shares, or 3.00% of our non-Commonwealth owned ordinary shares, were bought back. The cost of the share buy-back comprised the purchase consideration of A$750 million and associated transaction costs of A$6 million. The ordinary shares were bought back at A$4.05 per share, comprising a fully franked dividend of $2.55 per share and a capital component of A$1.50 per share. In fiscal 2004, we bought back 238,241,174 ordinary shares. In total, 1.85% of our total issued ordinary shares, or 3.71% of our non-Commonwealth owned ordinary shares, were bought back. The cost of the share buy-back comprised the purchase consideration of A$1,001 million and associated transaction costs of A$8 million. The ordinary shares were bought back at A$4.20 per share, comprising a fully franked dividend of $2.70 per share and a capital component of A$1.50 per share. The shares bought back from both share buy-backs were subsequently cancelled, reducing the number of fully paid ordinary shares on issue. The Commonwealth Government did not participate in the share buy-backs and as a result its shareholding increased from 50.1% before the buy-backs to 51.8%. The share buy-backs have improved our earnings per share as we now have less shares outstanding and have not hindered the ability of the Company to take advantage of profitable investment opportunities when they arise.
Our major international investments held during the three-year period were CSL, TelstraClear and REACH. CSL operating revenues improved in fiscal 2005, following a decrease in fiscal 2004 compared with fiscal 2003. However, its net profit continued to decrease in the current year as a result of higher costs associated with the launch of 3G services. TelstraClear recorded sales revenue growth over the three-year period and is focussed on achieving further revenue growth and operational efficiencies. REACH has been operating in a difficult environment and the industry is expected to remain challenging for a period of time, mainly due to aggressive pricing and oversupply of capacity.
In January 2005, REACH announced that its data capacity would be consumed entirely by its shareholders. PCCW and Telstra have experienced significant traffic growth in recent years, which will see both companies utilising virtually all of REACH’s capacity. REACH has continued to provide its third party voice and satellite services to customers other than PCCW and us. In April 2005, the shareholders also announced improvements to the REACH operating model. As part of the improvements, the shareholders each acquired dedicated components of REACH’s international cable capacity by way of an indefeasible right of use (IRU). The shareholders each paid REACH A$205 million (US$157 million) for the IRU, which in our case was settled by a discharge of REACH’s liabilities under the capacity prepayment agreement. The shareholders have also each committed to fund a half share of REACH’s committed capital expenditure up to fiscal 2022, which is estimated to amount to US$106 million in total. REACH will manage allocated capacity on behalf of its shareholders for a fee determined on a cost plus mark up basis. In fiscal 2003, we wrote down our investment in REACH by A$965 million to a carrying value of nil. Refer to ‘Related party transactions’ for further details on our transactions with REACH.

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
Outlook
We expect our financial results in fiscal 2006 and future years to be impacted by the following key factors:
•	continuing changes to our competitive environment, as competition intensifies and the Commonwealth Government reviews the applicable laws and regulations to continue changing the markets in which we compete;

•	actions taken by our regulators and by the Commonwealth Government to control our prices and mandate services that we are required to provide;

•	the potential full privatisation of Telstra and potential business and structural changes arising from the privatisation;

•	our ability to capitalise on the growth areas of the business, such as wireless, broadband, and advertising and directories;

•	our ability to introduce new value added products and services to compensate for lower prices and volumes in our traditional product lines;

•	the ongoing results of our investments in emerging businesses such as KAZ, PSINet and Trading Post and our ability to effectively integrate these businesses into our operations;

•	the intense price competition in the business and government segment;

•	the ability of CSL to maintain and improve its financial position following the recent market consolidation in Hong Kong and the strong price competition in this market;

•	our ongoing efforts to control our costs and improve productivity;

•	the effectiveness of our customer service initiatives; and

•	economic conditions globally and in Australia.
Our traditional revenues are continually being substituted by wireless, high bandwidth Internet, IP telephony, and web and managed services, where the market growth is occurring. We expect to continue our investment in new platforms and technologies that will align with the growth drivers of these emerging areas, while optimising the performance and returns from our existing networks and products.
As a result of the outlined factors impacting our business, we believe:
•	the PSTN voice decline will continue to put pressure on our Company’s sales revenue and operating margins. Total PSTN voice revenue is expected to fall in fiscal 2006 at an accelerating rate;

•	our growth drivers for broadband, and advertising and directories are expected to be strong in fiscal 2006, however we expect further aggressive pricing from the further adoption of capped plans in the mobiles market to impact the rate of growth in our mobiles business;

•	our cash flows will be impacted in fiscal 2006 by the payments to H3GA and higher capital expenditure to meet broadband demand. In addition, we expect to make certain investments in a number of business improvement projects, such as the broadband management system, customer access network rehabilitation and new billing platforms; and

•	margin pressure is expected to continue as our revenue mix changes from traditional products such as PSTN to emerging areas such as broadband. We believe that our key management indicators such as earnings before interest, income tax expense, depreciation and amortisation (EBITDA) and earnings before interest and income tax expense (EBIT) will decline in fiscal 2006. Refer to table 1

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
‘Results of operations’ for further details on our results for EBITDA and EBIT during the three-year period and a detailed reconciliation of these measures to net profit. We expect EBIT will also be impacted by an increase in depreciation and amortisation led by the 3G network depreciation and 3G spectrum licence amortisation.
In addition, a number of our competitors are investing in digital subscriber line access multiplexors (DSLAMs) and acquiring our unconditioned local loop (ULL) services to create their own networks. These networks will provide them with efficient voice and data capability. As a result, the incremental ULL rental revenue recognised by our Telstra Wholesale segment is anticipated to be significantly less than the expected decline in PSTN revenues across our retail and wholesale areas. Wholesale broadband sales will also decline. The impact in fiscal 2006 will be offset to some extent by one-off ULL connection charges.
In this difficult environment, new sources of revenue and further cost reductions will be necessary for future EBITDA and EBIT growth.
Effective from 1 July 2005, the Board appointed Solomon Trujillo as our new chief executive officer (CEO) and an executive director, replacing Ziggy Switkowski. The new CEO is undertaking an operational and strategic review to be completed within 3 to 4 months of his appointment. Our outlook may change once the review is finalised and the plans are implemented.
Improving the quality of customer service will remain our key priority, as higher levels of customer service are being demanded by our customers. Understanding our customers by accurate market segmentation and tailoring services to meet their needs is a core requirement of our future performance.
We have adopted the following capital management policies from fiscal 2005:
•	declaration of ordinary dividends of around 80% of net profit after tax (before any unusual items such as write downs of assets and investments); and

•	the return of A$1,500 million to shareholders each year until fiscal 2007 through special dividends and/or share buy-backs, subject to maintaining our target financial parameters.
On 11 August 2005, the directors declared a fully franked final dividend of 14 cents per share (A$1,742 million) and a fully franked special dividend of 6 cents per share (A$747 million). In addition, we announced our intention to pay a fully franked special dividend of 6 cents per share (A$747 million) with the interim dividend in fiscal 2006. The dividends are in accordance with our capital management program and have been disclosed as a post balance date event in our financial statements for fiscal 2005. The financial effect of these dividends will be recognised in fiscal 2006.
The Commonwealth Government has recently stated that it will introduce legislation to enable the further sale of its interest in us. In March 2005, the Government appointed external business advisers to undertake a scoping study to assess the possibility of a sale and to make recommendations to the Government. The objective of the scoping study was to produce a comprehensive report addressing commercial, policy, regulatory, financial, industry, project management and other issues relevant to divesting the Commonwealth’s remaining interest. The scoping study was completed in June 2005 and advised that the preferred timing for any sale of the Commonwealth’s remaining interest is late 2006. The Government has stated that it will make a further decision in early 2006 about proceeding with a sale. This decision will include an assessment of whether the level of demand for the shares would allow a partial or full sale of the Commonwealth’s remaining interest in us.

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
The Government has indicated that any sale legislation will form part of a package of legislation, which will give effect to a number of regulatory reforms including the introduction of an Australian model of operational separation that will apply to our internal structure. We expect further regulatory developments to impact our Company as we progress towards full privatisation. We will continue to assess the impact of these regulatory changes on us as the Government makes further announcements with greater detail about its proposals for regulatory reform.
We will continue to focus on our existing Australian, New Zealand and Asian operations, and upon global services to our multinational customers. After appropriate capital expenditure and returns to shareholders, we expect that we will have sufficient remaining capacity to support well targeted acquisitions of moderate scale that satisfy our strict financial evaluation criteria.
Competitive and regulatory environment
Refer to the ‘Competition and regulation’ section of this annual report for information regarding the competitive and regulatory environments in which we operate.
Management estimates and judgements in the application of our critical accounting policies
Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Australia. Our significant accounting policies are fully described in note 1 to our financial statements. The preparation of our financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of off balance sheet arrangements, including contingent liabilities. We continually evaluate our estimates and judgements, including those related to investments, intangible assets, capitalisation of costs, property plant and equipment, software assets developed for internal use, receivables and provisions.
We base our estimates and judgements on historical experience, various other assumptions we believe to be reasonable under the circumstances and, where appropriate, practices adopted by international telecommunications companies. This forms the basis for making judgements about the carrying values of assets and liabilities, as well as reported revenues and expenses for the period, that are not readily apparent from other sources. Actual results may differ from these estimates in the event that the scenarios on which our assumptions are based prove to be different.
Our accounting policies have been developed over many years as the telecommunications industry and Generally Accepted Accounting Principles or ‘GAAP’ have evolved. As our financial statements are prepared under AGAAP, our accounting policies are necessarily compliant with all aspects of AGAAP. The future impact of adopting Australian equivalents to International Financial Reporting Standards (A-IFRS) on our accounting policies has been evaluated as part of our A-IFRS convergence project. Refer to ‘Changes in accounting policies’ for further details.
In developing accounting policies, in addition to AGAAP requirements, we also consider telecommunications industry practice in other countries. Further to this, where there is no conflict with AGAAP, we also align our accounting policies with USGAAP. This reduces the number of AGAAP/USGAAP reconciliation differences required to be adjusted in note 30 to our financial statements.
In all material respects, our accounting policies are applied consistently across the Telstra Group of companies. To the extent that the accounting policies of entities we account for under the equity accounting method differ materially from ours, adjustments are made to the results of those entities to align them with our accounting policies. The critical accounting policies discussed below apply to all segments of our Company.

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
The following are the critical accounting estimates and judgements we have applied in producing our AGAAP financial statements:
Carrying value of investments, goodwill and other intangibles
We assess the carrying value of our investments in controlled entities, associates, partnerships and other investments, including acquired goodwill and other intangible assets, for impairment semi-annually. Our assessments vary depending on the nature of the particular investment concerned and generally include methodologies such as discounted cash flow analysis, review of comparable revenue or earnings multiples, or in the case of listed investments, monitoring of market share prices. These methodologies rely on factors such as forecasts of future operating performance, long term growth rates in the business, and the selection of appropriate market determined, risk adjusted discount rates.
If these forecasts and assumptions prove to be incorrect or circumstances change, we may be required to write down the carrying value of our investments, goodwill and other intangibles. In applying our assessments, we have not written down significant amounts of these assets during the three-year period, except for the write down of our joint venture investment, REACH, by A$965 million in fiscal 2003. This investment was written down due to strong competition and excess capacity in the global market for international data and Internet capacity that adversely impacted the profitability of REACH and therefore the recoverability of our investment.
The carrying value of our investments in joint venture entities, associated entities and other listed and unlisted entities was A$49 million as at 30 June 2005, A$120 million as at 30 June 2004 and A$255 million as at 30 June 2003. The carrying amount has reduced over the three-year period due to the recognition of our share of equity accounted net losses and the disposal of our interests in certain entities.
The carrying value of goodwill was A$2,287 million as at 30 June 2005, A$2,104 million as at 30 June 2004 and A$2,018 million as at 30 June 2003. On initial acquisition, and at each subsequent reporting date, we assess the useful life of goodwill and other intangible assets as part of our assessment of the carrying value of our investments. During the three-year period, the increase in the carrying value of goodwill was attributable to our investment acquisitions including KAZ, PSINet and the Trading Post, partially offset by the amortisation of goodwill.
The carrying value of our patents, trademark and licences, brandnames, customer bases and mastheads was A$1,581 million as at 30 June 2005, A$1,501 million as at 30 June 2004 and A$1,146 million as at 30 June 2003. The carrying value of these intangible assets is assessed semi-annually and adjusted down where it exceeds recoverable amount. Recoverable amount is based on estimates of the discounted value of expected future cash flows to be derived from the assets future use. These intangible assets, with the exception of the 3G spectrum licence and mastheads, are amortised on a straight-line basis over the period of expected benefit. The 3G spectrum licence, amounting to A$302 million, has been held since 22 March 2001 and is not yet being amortised. Amortisation of this licence will commence in fiscal 2006 in conjunction with the commencement of our 3G service. The mastheads, amounting to A$448 million, were acquired as part of our acquisition of the Trading Post during fiscal 2004. The mastheads have been assessed as having an indefinite life and are therefore not amortised, however the carrying value continues to be re-assessed at each reporting date.
Based on our most recent assessment of recoverable amount, we believe that as at 30 June 2005 our investments, goodwill and other intangible assets are recoverable at the amounts at which they are stated in our financial statements.

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
Capitalisation of costs
When we incur costs, we classify them as either operating or capital expenditure. We expense operating expenses to the statement of financial performance as they are incurred. We only capitalise costs where we consider that they will generate future economic benefits. Capital costs are recorded as assets and reported in our statement of financial position based on the asset class considered most appropriate to those costs. Management judgement is applied in determining costs to be capitalised in relation to the following major asset categories:
•	Deferred expenditure

We defer expenditure where it is probable that the future benefits embodied in the particular asset will eventuate and can be reliably measured. Otherwise the expenditure is expensed as incurred. As a result, we are required to identify future benefits expected to arise from the deferral of expenses, which relate to the revenue that is to be recognised in future periods. Each year we use management judgement to determine the average period in which the related benefits of our deferred expenditure are expected to be realised. We also review expenditure deferred in previous periods to determine the amount, if any, that is no longer recoverable. The amount of deferred expenditure that is no longer recoverable is written off as an expense in the statement of financial performance. A substantial portion of our deferred expenditure relates to costs deferred under Staff Accounting Bulletin (SAB) 104 “Revenue recognition”. These costs directly relate to the deferred revenue associated with basic access installation and connection costs, which are taken to the statement of financial performance in line with the release of revenue as earned. Installation and connection fee revenues are deferred and recognised over the average estimated customer contract life, which for basic access is an average of 5 years.

Mobile handsets are sold as part of a service contract and are treated as a subscriber acquisition cost. When the mobile handset contract is for at least a period of two years, the cost of any associated subsidy is deferred and written off over the average contract term, consistent with the recognition of revenue from the contract. In addition, incentive and administration fees associated with the acquisition of mobile subscribers in relation to contracts that are for at least a period of two years are also deferred over the average contract period. This average period takes into account various factors such as contract length and early termination, and is reviewed by management each fiscal year to ensure the amortisation of subscriber acquisition costs remains appropriate. Our deferred expenditure after amortisation, including deferred mobile handset subsidies, was A$935 million as at 30 June 2005, A$894 million as at 30 June 2004 and A$796 million as at 30 June 2003.

•	Capitalisation of software assets developed for internal use

We capitalise costs associated with the development of network and business software for internal use where we regard the success of a project to be probable. Management applies judgement to assess this probability, the volume of costs capitalised as part of a project and the amortisation period applied.

Costs within software assets for internal use include:
•	external direct costs of materials and services consumed;

•	payroll and direct payroll related costs for employees associated with a project; and

•	borrowing costs incurred while developing the software.

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
Our capitalised software assets developed for internal use, after amortisation, were A$2,003 million as at 30 June 2005, A$1,923 million as at 30 June 2004 and A$2,001 million as at 30 June 2003. The recoverability of capitalised software assets is assessed semi-annually at each reporting date. Where an incorrect assessment has been made about the probability of the success of a project, we may be required to write down the value of the software assets we have recorded. In applying our assessment, we have not written down significant amounts of software assets developed for internal use during the three-year period.

The service lives of software developed for internal use service lives are reviewed with reference to global industry practices. As a result, in fiscal 2005 it was judged that for administrative simplicity, internally developed software would, on average, have a useful life of 6 years. The average useful life of 6 years has remained unchanged over the three-year period and continues to be reviewed each year to ensure its appropriateness.

•	Indirect overheads and borrowing costs related to construction activities

The cost of our constructed property, plant and equipment includes purchased materials, direct labour, direct and indirect overheads and borrowing costs. Indirect overhead costs are generally attributable to the construction of assets, but can only be allocated to specific projects on an arbitrary basis, as they do not usually vary with construction activity volumes. Examples of indirect overhead costs include planning and design of construction projects and the management of construction contracts. Management judgement is used in determining this indirect cost pool.

Where a part of a business unit consists of a work force whose role is predominantly the management, design and construction of communication assets, then all indirect overhead costs associated with the operations and management of that work force are allocated to the projects undertaken by them. Indirect overheads are allocated monthly on the following basis:
•	the total indirect overhead pool is determined for the organisational area;

•	a listing of work in progress is generated by project that includes all direct costs of that project. These projects are classified as either capital or operating in nature;

•	the indirect overhead pool is allocated to each open project using either the project costs or labour hours as the percentage weighting factor. As a result, those projects that are classified as capital expenditure will be allocated their proportion of indirect overheads; and

•	the remaining indirect overheads are then expensed as incurred, usually representing indirect overheads in relation to operational expenditure projects.
Borrowing costs are capitalised on all assets constructed up to the point of completion of construction. We do not specifically borrow to fund construction of assets due to the constant nature of our construction process. We therefore maintain an underlying level of borrowings to fund our construction. The allocation of borrowing costs to these assets is general and does not reflect funds specifically borrowed for each asset.

Refer to ‘Critical accounting policies applied in our USGAAP reconciliation’ for discussion on amounts capitalised under USGAAP that have not been historically capitalised under AGAAP.

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
Carrying value and depreciation of property, plant and equipment
Property, plant and equipment assets made up 64% of our total assets in fiscal 2005, 65% in fiscal 2004 and 65% in fiscal 2003. We therefore consider our accounting policies in relation to the carrying value and depreciation of these assets to be critical. We have adopted the cost basis of recording our property, plant and equipment, rather than the fair value basis. Land and buildings are subject to valuation for disclosure purposes at least every three years, except properties that are on a disposal program, which are subject to valuation every year.
We assess the recoverable amounts of our property, plant and equipment semi-annually, based on expected future net cash flows discounted to present value. The discount rate used is a market determined, risk adjusted rate. Where assets can be shown to be working together to generate net cash flows, this assessment is performed over the group of assets rather than individually. We have assessed our Australian telecommunications network to be working together for the purposes of this assessment with the exception of the broadband network asset, as we do not consider the broadband HFC network to be integrated with the rest of our telecommunications infrastructure. In addition, the assessment of the carrying amount of property, plant and equipment for our offshore controlled entities is also separately undertaken. If our estimates of future cash flows prove to be incorrect we may be required to write down our assets in the future. In applying our assessments, we have not written down significant amounts of property, plant and equipment during the three-year period.
We assess the appropriateness of the service lives of our property, plant and equipment assets on an annual basis. This assessment includes a comparison against our service life estimates and international trends for other telecommunications companies. In relation to communications assets, this assessment includes a determination of when our asset may be superseded technologically. We use an ‘end date lifing’ methodology where we believe technologies will be replaced by a certain date. Assets are grouped into classes based on technologies when making the assessment of useful lives.
The review of service lives is carried out prior to commencement of each new fiscal year. The Director, Business and Finance Services approves all management judgments used in assessing useful lives and changes to service lives. If our assessment of useful lives proves to be incorrect we may incur either higher or lower depreciation charges in the future or, in certain circumstances, be required to write down these assets. As part of our review, certain assets are reassessed with lives being extended or in some cases being reduced. The net effect of the reassessment for fiscal 2005 was a decrease in our depreciation expense by A$60 million, compared with decreases of A$30 million in fiscal 2004 and A$94 million in fiscal 2003. The reassessment affects our current year and future reporting period’s depreciation expense, and ultimately our net profit. The reassessment each particular year has reduced depreciation expense in that year, but increases depreciation expenses recognised in subsequent years through to the end of the reassessed useful life.
Valuation of receivables
We maintain provisions for doubtful debts based on an estimate of the inability of our customers to pay amounts due to us for services rendered to them. These provisions are based on historical trends and management’s assessment of general economic conditions. A provision for doubtful debts is raised when it is considered that there is a credit risk, insolvency risk or incapacity to pay a legally recoverable debt. We have adopted a number of methodologies depending on the different customer portfolio to determine the appropriate provision for doubtful debts in each of our business segments. If the financial condition of our customers deteriorates, these provisions may not be sufficient and may lead to an increase in bad and doubtful debt expenses. We have no reason to believe that the provisions we raised will not sufficiently cover bad debts arising from the receivables we currently have on hand.

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
Our provision for doubtful debts was A$159 million as at 30 June 2005, A$196 million as at 30 June 2004 and A$199 million as at 30 June 2003. Trade debtors before any provision for doubtful debts was A$2,630 million as at 30 June 2005, A$2,459 million as at 30 June 2004 and A$2,436 million as at 30 June 2003.
Included in our receivables is the loan to REACH of A$232 million as at 30 June 2005, compared with A$226 million in fiscal 2004. During fiscal 2004, we together with our co-shareholder PCCW, bought out a loan facility previously owed to a banking syndicate by REACH, and its controlled entity Reach Finance Ltd. We have provided for this loan to REACH, amounting to A$232 million in fiscal 2005. The original provision of A$226 million was raised in fiscal 2004, significantly affecting our net profit during fiscal 2004. We believe the amounts owed by REACH of A$232 million as at 30 June 2005 should continue to be fully provided for due to the uncertainty of repayment in the medium term.
Provisions
Our provision for employee benefits predominantly relates to the provisions for annual leave and long service leave entitlements. The calculation of annual leave entitlements should be based on remuneration rates expected to be paid when the obligation is settled. Ordinarily this would require the provision for annual leave entitlements to use estimated remuneration rates at the time leave is expected to be settled or taken. We have used nominal remuneration rates in determining the annual leave provision on the basis that the difference between the nominal rates and applying the estimated future rates would not be material to our provision.
We accrue for long service leave entitlements not expected to be paid or settled within 1 year of balance date at present values of the future amounts expected to be paid. The calculation is actuarially determined and includes the following factors:
•	the estimated projected increases in wage and salary rates over an average of 10 years;

•	the probability of employees reaching their long service leave entitlement;

•	the employee leave taking rate; and

•	the weighted average discount rate.
In relation to the discount rate, we apply the weighted average government bond rate for the 1 year period ended 30 June, rather than the government bond rate as at 30 June. This approach was taken to limit the impact of volatility in government bond rates experienced in previous years. Our provision for employee benefits was A$946 million as at 30 June 2005, A$871 million as at 30 June 2004 and A$851 million as at 30 June 2003.
We self-insure for workers’ compensation liabilities. A provision is taken up for the present value of the estimated liability, based on an actuarial review of the liability. This review includes an assessment of actual accidents and estimated claims incurred but not yet reported. Our provision for workers’ compensation was A$214 million as at 30 June 2005, A$216 million as at 30 June 2004 and A$236 million as at 30 June 2003.
In relation to our other provisions, we provide for our future obligations in regards to the fit-out of our general purpose leased buildings when we have a legal, equitable or constructive responsibility to do so. These costs include dismantling, removal, remediation and restoration associated with the fit-outs. The provision for restoration costs is based on our estimate of these costs, after due consideration of historical information and the appropriate review of lease contracts and legal agreements. Restoration costs associated with mobile tower communication assets situated on land held under operating leases are expensed as they become payable as they are not considered to be significant to our financial results.

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
Management estimates and judgements applied in our USGAAP reconciliation
We disclose our AGAAP/USGAAP reconciliation differences in detail in note 30 to our financial statements. The adjustments that we believe have the most significant impact on the USGAAP reconciliation are as follows:
Capitalisation of indirect overheads and borrowing costs before 1 July 1996 for property, plant and equipment
Under AGAAP we did not capitalise indirect overheads and borrowing costs prior to 1 July 1996. However, under USGAAP we were required to retrospectively reflect the policy as if we had always capitalised indirect overheads and borrowing costs. This involved the use of estimation techniques and the reconstructing of records as far back as 1980. Due to the fact that we used estimation techniques to reconstruct the balances, the actual balance may have been greater or less than the adjustment calculated. This impacts the adjustment made to property, plant and equipment each fiscal year and the resulting annual amortisation expense in our USGAAP reconciliation.
Property, plant and equipment with a net book value of A$493 million as at 30 June 2005, A$567 million as at 30 June 2004 and A$659 million as at 30 June 2003 has been capitalised for USGAAP purposes, which was not capitalised under AGAAP. Additional depreciation and disposals have also been recorded of A$74 million in fiscal 2005, A$92 million in fiscal 2004 and A$167 million in fiscal 2003 as a result of this difference.
Defined benefit plan prepaid pension asset and retirement benefit gain/(loss)
We engage an actuary to assist in the determination of our prepaid pension asset and the retirement benefit gain/(loss) under USGAAP. There is no requirement under AGAAP to recognise this asset or the movement in the net pension asset in our statement of financial performance. The following are the main assumptions used to calculate the adjustment:
•	discount rate;

•	rate of increase on salary levels; and

•	expected long term rate of return on assets.
These assumptions have a significant impact on the calculations and adjustments made, and are disclosed in note 30(f) to our financial statements.
As at 30 June 2005, the net pension asset recognised under USGAAP was A$78 million, compared with A$253 million as at 30 June 2004 and A$4,217 million as at 30 June 2003. The decrease in fiscal 2005 was due to the increase in the fair value of the plan assets being less than the increase in the actuarially determined projected benefit obligations. The reduction in the net pension asset recognised in fiscal 2004 compared with fiscal 2003 was mainly due to the settlement of obligations under the Commonwealth Superannuation Scheme (CSS).
The CSS is a defined benefit scheme for Commonwealth Public Sector employees. Under the CSS, we were responsible for funding all employer financed benefits that arose from 1 July 1975 for our employees who were members. The settlement of the CSS by the Commonwealth on 17 June 2004 resulted in a total loss of A$3,870 million being recognised in the statement of financial performance in fiscal 2004 under USGAAP. This loss comprised the recognition of previously unrecognised actuarial losses of A$2,725 million and a loss on settlement of A$1,145 million. The unrecognised actuarial losses represented the balance of accumulated losses in relation to the CSS, which arose as a result of applying the ‘corridor approach’ permitted by Statement of Financial Accounting Standards (SFAS) 87: “Employers’ Accounting for Pensions”.

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
For USGAAP purposes, settlement of the CSS obligations by the Commonwealth has crystallised the actuarial losses. The loss on settlement of A$1,145 million represents the net pension surplus of A$765 million in the statement of financial position as at 30 June 2003 under USGAAP and an increase in the surplus of A$380 million in the period from 30 June 2003 to the settlement date. These amounts were not recovered as part of the A$3,125 million received from the Commonwealth, as these amounts were based on an actuarial review obtained at 30 June 2000 as required for USGAAP reporting. The payment of A$3,125 million was based on a ministerial determination made in June 1997.
Refer to ‘Off balance sheet arrangements’ for further details on the settlement of the CSS.
Use of Telstra applicable yield curves for the purposes of calculating the fair value of our derivative financial instruments
We are not currently required to recognise the fair value of our derivative financial instruments in the statement of financial position for AGAAP. Under USGAAP, we are required to recognise the fair value of our derivative financial instruments in the statement of financial position. We calculate fair value using a market adjusted yield curve to take into consideration the cost of funding for Telstra. We adjust the base curves to reflect our borrowing margin. Our borrowing margin for each currency and maturity are derived from secondary market trading levels of our bonds issued in domestic and offshore markets. Where our bonds are not widely traded, the borrowing margin is derived using advice from market dealers who are close to the market and can estimate the level at which we could borrow. If market yield curves were applied which did not adjust for our borrowing margin, this would result in different fair values being recognised.
The adjustment to the statement of financial position under USGAAP to recognise the fair value of our forward foreign currency contracts, interest rate swaps and cross currency interest rate swaps (along with the foreign currency borrowing) was a decrease to net assets in fiscal 2005 of A$95 million, an increase to net assets in fiscal 2004 of A$269 million and a decrease to net assets in fiscal 2003 of A$405 million. Refer to note 30(l) to our financial statements for further information.
Changes in accounting policies
Australian entities reporting under the Corporations Act 2001 must prepare their financial statements for financial years commencing on or after 1 January 2005 under A-IFRS as adopted by the Australian Accounting Standards Board (AASB). This will involve preparing our first full year set of financial statements applying A-IFRS for the financial year ended 30 June 2006.
The transitional rules for first time adoption of A-IFRS require that we restate our comparative financial statements using A-IFRS, except for AASB 132: “Financial Instruments: Disclosure and Presentation” (AASB 132) and AASB 139: “Financial Instruments: Recognition and Measurement” (AASB 139) where comparative information is not required to be restated.
For reporting in the 2006 financial year, comparatives will be remeasured and restated for the financial year ended 30 June 2005. Most of the adjustments on transition are required to be made to opening retained profits at the beginning of the first comparative period (ie. at 1 July 2004).
We have a formal IFRS project team to manage the transition to A-IFRS and enable us to be prepared to report for the first time in accordance with the timetable outlined above. The project team is monitored by a governance committee comprising senior members of management, which reports regularly on progress to the Audit Committee of the Telstra Board of Directors. The governance committee is monitoring our adoption of A-IFRS in accordance with an established project implementation plan. The committee has also been following the developments in IFRS and the potential impact for our transition to A-IFRS.

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
The IFRS project is comprised of dedicated workstreams with project teams responsible for evaluating the impact of a specific group of accounting changes resulting from the adoption of A-IFRS. The technical evaluation phase of each workstream is substantially complete and the project is in the implementation and review phases. The project is achieving its scheduled milestones and we expect to be in a position to fully comply with the requirements of A-IFRS for the 2006 financial year.
Under A-IFRS, we expect our net profit after tax to be more volatile compared with our existing Australian reporting requirements. However, we expect that the adoption of A-IFRS will not affect our net cash flow, our ability to borrow funds or our capacity to pay dividends to our shareholders. In note 1.4 to our financial statements, we have identified the key differences in accounting policy and our known estimable transitional differences from application of A-IFRS. In addition we have included the likely impacts on the fiscal 2005 result and financial position where known, and the transitional adjustments for AASB 132/AASB 139 as at 1 July 2005. The following areas have been identified as significant for our A-IFRS disclosure:
•	share based payments;

•	business combinations;

•	income taxes;

•	property, plant and equipment;

•	employee benefits;

•	changes in foreign exchange rates;

•	borrowing costs;

•	investments in associates and joint ventures;

•	impairment of assets;

•	intangible assets; and

•	financial instruments.
Refer to note 1.4 to our financial statements for further details regarding the explanation of key differences in accounting policies and the quantitative effects that are expected to arise on the adoption of A-IFRS.
During fiscal 2005, no significant changes in accounting policies have been required or implemented. Refer to note 1.2 to our financial statements for details regarding changes in our accounting policies during the three-year period.

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
Results of operations
Table 1 — Results of operations

	Year ended 30 June
	2005		2004		2003		2005/2004	2004/2003
	(in $ millions)						(% change)

Sales revenue		22,161		20,737		20,495	6.9	1.2
Other revenue (excluding interest revenue)		496		543		1,121	(8.7)	(51.6)

Total operating revenue (excluding interest revenue)		22,657		21,280		21,616	6.5	(1.6)
Operating expenses (excluding borrowing costs, depreciation and amortisation)		11,895		11,027		11,421	7.9	(3.4)
Share of net (profit)/loss from joint venture entities and associated entities		(9)		78		1,025	(111.5)	(92.4)

Earnings before interest, income tax expense, depreciation and amortisation (EBITDA) (1)		10,771		10,175		9,170	5.9	11.0
Depreciation and amortisation		3,766		3,615		3,447	4.2	4.9

Earnings before interest and income tax expense (EBIT) (1)		7,005		6,560		5,723	6.8	14.6
Net borrowing costs		736		712		795	3.4	(10.4)

Profit before income tax expense		6,269		5,848		4,928	7.2	18.7
Income tax expense		1,822		1,731		1,534	5.3	12.8

Net profit		4,447		4,117		3,394	8.0	21.3
Outside equity interests in net loss		—		1		35	(100.0)	(97.1)

Net profit available to Telstra Entity shareholders	A$	4,447	A$	4,118	A$	3,429	8.0	20.1

(1)	EBITDA reflects our net profit prior to including the effect of interest revenue, borrowing costs, income taxes, depreciation and amortisation. We believe that EBITDA is a relevant and useful financial measure used by management to measure the Company’s operating profit. Our management uses EBITDA, in combination with other financial measures, primarily to evaluate the Company’s operating performance before financing costs, income tax and non-cash capital related expenses. In consideration of the capital intensive nature of our business, EBITDA is a useful supplement to net income in understanding cash flows generated from operations that are available for payment of income taxes, debt service and capital expenditure. In addition, we believe EBITDA is useful to investors because analysts and other members of the investment community largely view EBITDA as a key and widely recognised measure of operating performance. EBITDA is not a USGAAP measure of income or cash flow from operations and should not be considered an alternative to net income as an indication of our financial performance, or as an alternative to cash flow from operating activities as a measure of our liquidity. EBIT is a similar measure to EBITDA, but takes into account the effect of depreciation and amortisation.
During the three-year period, we have increased our sales revenue and net profit. Our operating performance has been impacted by our recently acquired controlled entities and one-off significant items.
In fiscal 2005, we acquired KAZ, PSINet and Universal Publishers Pty Ltd (Universal Publishers). In addition, we acquired ESA Holding Pty Ltd and its controlled entity Damovo (Australia) Pty Ltd (now known as Telstra Business Systems), and Damovo HK Limited. In fiscal 2004, we acquired Trading Post and Cable Telecom (GB) Limited (Cable Telecom). As a result, our sales revenue and operating expenses increased over the three-year period to reflect the consolidation of the trading activity of these entities from their respective acquisition dates.
During fiscal 2005, we had no significant items that affected our overall movements in net profit, other than our recent investment acquisitions. However, in fiscal 2004 and fiscal 2003, our operating results were impacted by a number of one-off significant items, which gave rise to movements in our overall net profit.

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
During fiscal 2004, the following items significantly affected our overall movements in net profit:
•	on 17 June 2004, Telstra and PCCW bought out a loan facility previously owed to a banking syndicate by REACH and its controlled entity, REACH Finance Limited. Our share of the payment in relation to this acquisition amounted to US$155.5 million. At 30 June 2004, we provided for the non recoverability of the debt, amounting to A$226 million, as we considered that REACH will not be in a position to repay the amount in the medium term. Refer to ‘Related party transactions’ for further details; and

•	on 28 August 2003, we sold our 22.6% shareholding in our associated entity IBM Global Services Australia Limited (IBMGSA). Proceeds from the sale of this investment amounted to A$154 million, resulting in a profit before income tax expense of A$149 million. As part of this disposal, we modified a 10 year IT service contract with IBMGSA that resulted in an expense of A$130 million being recognised in the statement of financial performance and the removal of A$1,596 million of expenditure commitments disclosed as at 30 June 2003. The sale of this investment and the modification to our IT services contract was completed to enhance the flexibility of our options in future reporting periods. The net impact on our profit before income tax expense of this transaction was a profit of A$19 million (A$58 million after taking into account income tax benefits).
During fiscal 2003, the following items significantly affected our overall movements in net profit:
•	on 21 February 2003, we wrote down our investment in REACH, resulting in an increase to our share of net loss from joint venture entities and associated entities of A$965 million. The write down occurred due to the impact of the competitive environment in which REACH operates, with excess capacity and falling Internet and data prices. Refer to ‘International business ventures’ for more detail;

•	on 1 August 2002, we sold a number of office properties which contributed gross proceeds of A$570 million and resulted in a profit before income tax expense of A$131 million (A$90 million after income tax expense). In addition, we entered into operating leases totalling A$518 million in relation to these properties. See ‘Contractual obligations and commercial commitments’ for further detail; and

•	during fiscal 2003, Australian legislation was enacted which enabled the Telstra Entity and its Australian resident wholly owned entities to be treated as a single entity for income tax purposes. The Telstra Entity, as the head entity in this tax consolidated group, adopted this legislation from 1 July 2002. On formation of the group, the Telstra Entity was able to elect to reset the tax values of a subsidiary member under certain allocation rules. The reset of tax values resulted in a tax benefit of A$201 million being recognised in fiscal 2003 and subsequent analysis resulted in an additional benefit of A$58 million being recognised in fiscal 2004. Refer to note 4 to our financial statements and the ‘Income tax expense’ section for further discussion.
Excluding these one-off significant items, our net profit before income tax expense was A$6,269 million in fiscal 2005, compared with A$6,055 million in fiscal 2004 and A$5,762 million in fiscal 2003. During the three-year period, our sales revenue has shown steady growth as we continue to manage the shift in customer demand from our traditional products such as PSTN to our emerging products such as broadband. In relation to our operating expenses, we continue to focus on our operating efficiency to improve our cost structure and identify cost reductions. In fiscal 2005, our expense increase was led by the consolidation of expenses of our recently acquired controlled entities such as KAZ. In addition, we experienced further expense growth across various categories to support our growth products such as broadband and pay television, as well as improving our customer service.

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
Operating revenue
In the following discussion, we analyse revenue for each of our major products and services. The principal areas of operating revenue growth over the three-year period were:
•	mobiles;

•	Internet and IP solutions;

•	advertising and directories; and

•	Pay television bundling (included within our other sales and services revenue category).
In fiscal 2005, our sales revenue growth was partially offset by a 3.4% decline in PSTN product revenues as the market continues to move towards new products and services to satisfy their requirements. This decline was partly offset by the ongoing impact of price re-balancing initiatives. In fiscal 2004 compared with fiscal 2003, PSTN product revenues increased by A$68 million or 0.9%.
Over the three-year period, we have continued our program of price re-balancing for our PSTN products that commenced in fiscal 2000. As part of this program, we have increased basic access charges and reduced local, national and international long distance call charges. At the same time, competition has continued to intensify and as a result, we have lost market share in some of our retail products. Over the three-year period, we have also seen a continued shift in revenue from our traditional higher margin retail operations (such as our PSTN products) to our emerging lower margin retail products (such as mobiles, broadband, and application and content services). In addition to the price re-balancing that has impacted PSTN, we have continued to concentrate on product bundling initiatives, improving our call completion rates and managing the migration of customers to other products.
We expect that there will be continued competitive pressure in some of our traditional product areas, as competition becomes more intense in the future. We expect to continue to lose market share in some of our retail markets as a result of the increasing competition. However, the volume of telecommunications services purchased in Australia has increased and the range of products and services offered continues to expand. Based on the overall growth anticipated in the volume of telecommunication services, we expect our operating revenue to continue to benefit from this growth.
Our PSTN products have historically generated most of our sales revenue and continue to be a significant cash flow generator for the Company, representing 34.0% of our total operating revenue (excluding interest revenue) in fiscal 2005. While revenue from these products declined in fiscal 2005, we have evidenced continued growth in mobiles, and the other emerging areas of our business such as broadband.

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
Table 2 — Operating revenue by product and service category, including the percentage of total operating revenue contributed by each product and service category

	Year ended 30 June
	2005			2004			2003
	(in millions, except percentage of revenue)
			% of			% of			% of
	$		total	$		total	$		total

PSTN products
Basic access		3,362	15		3,237	15		3,083	14
Local calls		1,284	6		1,504	7		1,567	7
PSTN value added services		250	1		259	1		280	1
National long distance calls		1,013	4		1,121	5		1,162	6
Fixed to mobile		1,566	7		1,597	8		1,517	7
International direct		234	1		266	1		307	2

		7,709	34		7,984	37		7,916	37
Mobiles
Mobile services		3,760	17		3,470	16		3,239	15
Mobile handsets		381	2		352	2		386	2

		4,141	19		3,822	18		3,625	17
Data and Internet services
Internet and IP solutions		1,377	6		1,013	5		817	4
ISDN products		890	4		927	4		942	4
Specialised data		966	4		1,035	5		1,059	5

		3,233	14		2,975	14		2,818	13
Other products and services
Advertising and directories		1,585	7		1,341	7		1,205	6
Intercarrier services		1,146	5		1,103	5		1,136	5
Inbound calling products		449	2		476	2		494	2
Solutions management		931	4		508	2		501	2
Offshore controlled entities		1,611	7		1,431	7		1,544	7
Other sales and services		1,356	6		1,097	5		1,256	6

		7,078	31		5,956	28		6,136	28

Total sales revenue		22,161	98		20,737	97		20,495	95

Other revenue (excluding interest revenue)(1)		496	2		543	3		1,121	5

Total operating revenue (excluding interest revenue)	A$	22,657	100	A$	21,280	100	A$	21,616	100

(1)	Other revenue includes miscellaneous revenue and revenue from sale of assets and investments. Refer table 18. Interest revenue is included in net borrowing costs. Refer table 25.

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
Categorisation of our operating revenue
We categorise revenue from the products and services we sell to wholesale customers according to the nature of the product or service. For example, we categorise operating revenue from interconnect charges as intercarrier services revenue. On the other hand, we categorise operating revenue from other resale services according to the product or service resold. For instance, basic access and local call revenue is recognised against basic access and local call products.
We are actively promoting alternative access services that are faster and have more capabilities than our basic access service. As more of our customers purchase these alternative services, operating revenue will continue to move from one category to another. For example, as our customers continue to switch from buying basic access services to buying other forms of access services, such as ADSL, operating revenue from some customers will shift from the basic access category to the Internet and IP solutions category.
The rates we charge our customers are subject to regulated price caps
The rates we charge our retail customers for some telephony products are subject to price controls. These controls impose caps based on annual increases in the consumer price index (CPI) for the previous year adjusted, in some cases, by a specified percentage. The retail price controls that applied from fiscal 2003 to fiscal 2005 include a cap of CPI plus 4% for line rental and CPI less 4.5% on a calls basket comprising local calls, long distance calls, international calls and fixed to mobile calls. We are required to ensure that the average price for local calls in non metropolitan areas does not exceed the average price for local calls in metropolitan areas from the prior year. In addition, our local call prices in all areas of Australia must not exceed the current A$0.22 (GST included) per call, except for calls from payphones which are capped at A$0.40 (GST included) per call, or calls in a plan for which the line rental is lower than standard.
In recent years we have reduced prices for a number of our products and services ahead of the rate of reduction required under the regulations in order to be competitive.
Amendments to the price control regulations in fiscal 2000 allowed us to re-balance line rental and calling charges, which we have been implementing since then. We have continued the introduction of a number of calling plan options during the three-year period aimed at creating options to suit different customer segments.
The Commonwealth Government has extended its existing price control arrangements for a further six months from 30 June 2005 to 31 December 2005. In August 2005, the Commonwealth Government announced new retail price controls for Telstra that will apply from 1 January 2006 once the required legislation has passed through Australian parliament. These new price controls will require us to:
•	maintain the A$0.22 cap (GST included) on untimed local calls;

•	ensure parity in the local call prices offered to regional and metropolitan customers;

•	cap increases in the charges for fixed line connections to the inflation rate;

•	ensure that on average, a basket of line rental, local calls, long distance calls, international calls and fixed to mobile calls will not increase in price; and

•	ensure we have a package of services targeted specially to low income customers.
The new price controls will no longer cover services provided to large businesses.

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Basic access
Our basic access revenue includes monthly rental fees, installation charges and connection charges, from telephone service connections between a customer’s premises and our PSTN network. It excludes our internal charges to calling products for the use of our network. Basic access revenues are affected by:
•	housing growth;

•	competition;

•	demand for telephone services and additional lines;

•	customers moving to our other higher value access services, such as ISDN, ADSL and mobiles;

•	pricing changes; and

•	general economic conditions.
Table 3 — Basic access

	Year ended 30 June
	2005		2004		2003		2005/2004	2004/2003
	(in millions)						(% change)

Retail		2,725		2,717		2,669	0.3	1.8
Domestic wholesale		637		520		414	22.5	25.6

Basic access revenue	A$	3,362	A$	3,237	A$	3,083	3.9	5.0

Basic access lines in service
Residential(1)		5.60		5.87		6.10	(4.6)	(3.8)
Business		2.45		2.57		2.71	(4.7)	(5.2)

Retail		8.05		8.44		8.81	(4.6)	(4.2)
Domestic wholesale		2.07		1.84		1.55	12.5	18.7

Total access lines in service		10.12		10.28		10.36	(1.6)	(0.8)

Note: statistical data represents management’s best estimates.

(1)	Excludes incontact services (a free service with restrictive calling access) and advanced access services such as ISDN services. Comparatives have been restated to reflect the exclusion of incontact services.
Our operating revenue from basic access services increased in both the retail and domestic wholesale markets over the three-year period, primarily as a result of access price re-balancing first introduced in fiscal 2000, which more than offset decreasing total services in operation (SIOs). Price re-balancing relates to our initiative of increasing basic access charges within our regulatory allowances to counteract the price reductions in local, national long distance and international calls.
Under our basic access pricing structure, we have a range of access and call pricing packages to give our residential and business customers choice in the plan they select, along with a range of reward options. These pricing packages are reviewed regularly to reflect the changing needs of customers. At different times, a variety of promotions and different pricing options are also offered to encourage our customers to connect additional lines. For the most part, wholesale customers receive the pricing plan which only incorporates the basic telephone service with local call rates, excluding long distance and fixed to mobile calls (with a ‘residential’ and ‘business’ differentiation still applying).
Our operating revenue from basic access services was also affected by competition during the three-year period. These competitive forces have resulted in a shift from retail to wholesale access lines. Over the three-year period, the number of residential and business basic access lines decreased due to strong competition

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and migration to alternative products such as ISDN, broadband and mobiles. Domestic wholesale basic access lines in service grew, reflecting the increased penetration of our competitors into the basic access market.
During the three-year period, basic access revenue for retail operations grew primarily due to increases in basic access prices, partly offset by a decrease in retail SIOs and the inclusion of pensioner discounts. From March 2003, the pensioner discounts were removed from PSTN calling products and applied to basic access charges. Our domestic wholesale revenue also increased over the three-year period, reflecting a rise in the number of wholesale access lines in service, competition and price increases as part of our re-balancing initiatives.
During the three-year period, we introduced various basic access packages, which had a positive effect on revenue growth in this area, despite an overall decrease in basic access lines in service. Some of these significant price initiatives included:
•	a range of fixed line price changes from June 2004, which included a rise in basic access prices for residential plans, an increase in concessions for pensioners, the introduction of fees for credit card payments and a new rewards program for customers with multiple eligible services; and

•	increases in certain residential and business basic access prices from July 2003.
We believe our focus on bundling of products encourages customers to stay with us as their sole service provider. In fiscal 2004, we introduced our rewards program, known as the T-time Reward Options. This program provides customer rewards such as free local calls and free text messages for those customers with multiple eligible services.
Local calls (including PSTN value added services)
Our local call revenue comes from our local call charges and from value added services such as voicemail, call waiting, call forwarding, call conferencing and our call return feature. For the most part we charge for local calls without a time limit.
Our local calls revenue are affected by:
•	the number of basic access lines in service and customers moving from our basic access service to our enhanced access services, such as ISDN and broadband;

•	competition;

•	customers migrating to mobile and fixed to mobile calling;

•	pricing changes; and

•	general economic conditions.

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Operating and Financial Review and Prospects
Table 4 — Local calls (including PSTN value added services)

	Year ended 30 June
	2005		2004		2003		2005/2004	2004/2003
	(in millions)						(% change)

Local call revenue
Retail		1,032		1,263		1,348	(18.3)	(6.3)
Domestic wholesale		252		241		219	4.6	10.0

		1,284		1,504		1,567	(14.6)	(4.0)

PSTN value added services
Retail		200		221		247	(9.5)	(10.5)
Domestic wholesale		50		38		33	31.6	15.2

		250		259		280	(3.5)	(7.5)

Total local call revenue	A$	1,534	A$	1,763	A$	1,847	(13.0)	(4.5)

Number of local calls		8,469		9,397		9,794	(9.9)	(4.1)

Note: statistical data represents management’s best estimates.
During the three-year period, local call revenue decreased to A$1,284 million in fiscal 2005 mainly due to the decline in retail local call revenue, partly offset by growth in wholesale local call revenue. Retail revenue for local calls has been negatively affected by price decreases, primarily as a result of price re-balancing between our basic access charges and calling products. In addition, intense price competition has adversely affected our retail local call revenue. This competition resulted in our wholesale local call revenue increasing due to a higher number of wholesale access lines in service. In fiscal 2005, the yield in the wholesale market also declined as a result of a rise in volume discounts. Overall call usage declined due to the migration to mobile usage as a substitute.
During the three-year period, we decreased local call prices as an offset to higher basic access fees. We continue to offer a certain number of free local calls to eligible customers as part of our T-time Reward Options program, which was first introduced in fiscal 2004. We also accelerated our package and volume discounts (including various free calling offers) during the second half of fiscal 2005. In fiscal 2004 compared with fiscal 2003, our price reductions were partly offset by the transfer of pensioner discounts to basic access in March 2003, and the removal of reduced rate neighbourhood calls for certain customers on various plans.
Generally, call volumes have continued to fall over the three-year period, reflecting the impact of customers migrating to other products, such as mobiles, fixed to mobile, Internet and ISDN products. This is highlighted by the fact that SIOs decreased by only 1.6% over fiscal 2005 and 0.8% over fiscal 2004, while the number of local calls reduced by 9.9% over fiscal 2005 and 4.1% over fiscal 2004.
Our revenue from PSTN value added services declined over the three-year period. This decrease was driven by a reduction in revenue from MessageBank® (our voicemail service), reflecting the continual migration to our free product offering Telstra Home Message 101™, discounts offered as part of bundling offers and a price reduction in May 2003. In addition, in fiscal 2005 certain products neared the end of their product lifecycle such as PABX indial, resulting in customer migration to other product offerings such as ISDN and other premium voice communication applications.
Call Return (*10#) revenue also steadily declined over the three-year period. In fiscal 2005, the reduction was led by an increase in our calling number display subscriptions and higher call completion rates. In fiscal 2004 compared with fiscal 2003, the decrease was due to advertising campaigns focused on alternative product offerings such as Call 1# Feature Assistant™ and Telstra Home Message 101™.

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National long distance calls
Our operating revenue from national long distance consists of revenue from national long distance calls made from our PSTN network to the fixed network.
We generally charge for national long distance calls based on the time of day, day of week, destination and duration of the call, but packages are also offered on a capped price basis. A variety of promotions and pricing options are offered to encourage our customers to use our service and to inform them about the price and value of our service. The majority of our operating revenue from national long distance calls comes from our residential and small business customers.
General economic conditions and customer perceptions about the cost and value of our service, relative to competitor alternatives, largely drive our national long distance call revenue. Competitive activity continues to negatively affect this revenue category directly through override and preselection, and indirectly through competition for access lines. In addition, national long distance calls are also impacted by customers migrating to mobile and fixed to mobile calling.
Table 5 — National long distance calls

	Year ended 30 June
	2005		2004		2003		2005/2004	2004/2003
	(in millions)						(% change)

National long distance call revenue	A$	1,013	A$	1,121	A$	1,162	(9.6)	(3.5)

National long distance minutes(1)		7,743		8,520		9,161	(9.1)	(7.0)

Note: statistical data represents management’s best estimates.

(1)	Includes national long distance minutes from PSTN and independently operated payphones to Australian fixed telephones. Excludes minutes related to calls from non PSTN networks, such as ISDN and virtual private networks.
Our operating revenue from national long distance calls declined during the three-year period to A$1,013 million in fiscal 2005, primarily due to:
•	capping of prices for some national long distance calls due to the competitive pricing environment in which we operate, partially offset by increases in call connection costs;

•	increased take up of re-balanced packages with capped calls by customers;

•	loss of customers through increased competition in the local call market, as customers who change their provider for local call services tend to select the same provider for long distance services; and

•	customers using alternative products, such as mobiles and Internet products.
Over the three-year period, the decline in minutes in use was also attributable to the shorter call durations. In addition, in fiscal 2004 compared with fiscal 2003, we were impacted by the transfer of pensioner discounts to basic access charges and the cessation of the ‘1c Saturday’ promotion, where calls to long distance locations were capped at 1 cent per minute. This promotion had increased minutes of use in fiscal 2003.

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We continue to respond to competition with competitively priced packages. However, with the strong growth in mobile and Internet services in the Australian market, we expect national long distance call revenue to continue to be negatively impacted by customer migration to fixed to mobile, mobiles and Internet products.
Fixed to mobile
Our fixed to mobile revenue is generated by calls originating on our fixed networks and terminating on any mobile network. We generally charge for fixed to mobile calls based on time of day and mobile carrier, however packages are also offered on a capped price basis. Our operating revenue for fixed to mobile calls is approximately split between business and residential customers. The growth of the Australian mobile telecommunications market has driven revenue expansion in this product category.
The fixed to mobile environment is influenced by fixed to mobile preselection, whereby the carriage service provider (CSP) selected by a customer for national long distance calls automatically became the customer’s provider for fixed to mobile calls.
Table 6 — Fixed to mobile

	Year ended 30 June
	2005		2004		2003		2005/2004	2004/2003
	(in millions)						(% change)

Fixed to mobile revenue	A$	1,566	A$	1,597	A$	1,517	(1.9)	5.3

Fixed to mobile minutes		4,375		4,226		3,944	3.5	7.2

Note: statistical data represents management’s best estimates.
Over the three-year period, we experienced strong growth in call volumes mainly due to the continued expansion of mobile services in the Australian market.
In fiscal 2005, our fixed to mobile revenue decreased by 1.9% to A$1,566 million due to increased competitive pricing pressures in the business sector, partly offset by growth in call minutes and a rise in call connection rates. Our fixed to mobile revenue increased by 5.3% to A$1,597 million in fiscal 2004 compared with fiscal 2003 due to the rise in minutes of use and higher call connection rates. This growth was partly offset by reduced per minute prices for fixed to mobile calls and lower capped calling.
Fixed to mobile revenue may be negatively affected in future reporting periods if we lose market share in local calls. This is because customers will generally choose the same carriage service provider for fixed to mobile and national long distance calls as they do for local calls.
International direct
Our operating revenue from international direct relates to revenue we generate from international calls made from Australia to a destination outside Australia (outbound).
Our operating revenue from international outgoing calls is largely driven by general economic conditions,customer perceptions about the cost and value of our service, competition, and promotion and advertising.

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Operating and Financial Review and Prospects
Table 7 — International direct

	Year ended 30 June
	2005		2004		2003		2005/2004	2004/2003
	(in millions)						(% change)

International direct revenue	A$	234	A$	266	A$	307	(12.0)	(13.4)

International direct minutes		580		651		740	(10.9)	(12.0)

Note: statistical data represents management’s best estimates.
Our international direct revenue continued to decline over the three-year period to A$234 million in fiscal 2005 primarily due to the reduction in call minutes. The decrease reflects the continued impact of aggressively priced prepaid calling cards by our competitors and the migration of customers to other products such as email and Internet chat facilities. In fiscal 2004 compared with fiscal 2003, the yield also declined as a result of an increase in capped call usage and discount plan offerings, offset by the removal of pensioner discounts from calling products to basic access and a call connection rate increase.
Various packages, such as HomeLine™ Plus, were introduced as part of our price re-balancing strategy and to address competitive pressures. These packages encourage customer loyalty and provide them with options to select pricing structures that suit their telephony spending patterns. These packages have significantly reduced the calling rates we charge for some international countries, and consequently our outbound international revenue also decreased over the three-year period.
Mobiles
Our operating revenue from mobiles consists of revenue from access fees and call charges, as well as value added services comprising international roaming, mobile MessageBank® and mobile data. We operate two primary mobile networks, GSM and CDMA. The CDMA provides extensive coverage and high speed wireless data services. As a result, new customers are increasingly connecting to our CDMA network and it continues to be one of the fastest growing areas of our mobiles business.
In fiscal 2003, we launched high speed data services into selected areas of our CDMA network that was based on the 1 times radio transmission technique (1xRTT). We also launched Telstra Mobile Loop® on 1xRTT to our customers, featuring downloadable games and ringtones, email access and picture messaging. In fiscal 2004, we commenced the rollout of 1xRTT across the balance of the CDMA1x network, providing high speed wireless data services across the complete CDMA coverage footprint. In fiscal 2005, we continued the technological improvements including the roll out of super high speed wireless services, known as EVDO, and further improvements in our Blackberry products. These product enhancements have contributed to the strong growth in the number of our mobile customers, as evidenced by us exceeding 8 million mobile customers, including 1 million CDMA mobile customers, during fiscal 2005.
The mobile telecommunications market has continued its strong growth during the three-year period, stimulated by the introduction of low access fee plans and the increasing popularity of prepaid offerings. While voice continues to be the largest contributor to mobiles revenue, value added services is also expanding, representing 25.8% of mobile services revenue in fiscal 2005. With competition intensifying,

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technology continues to be a source of differentiation and competitive advantage. Further improvement is expected in value added services, particularly data revenues through the introduction of our 3G offerings and improvements in customer retention.
Table 8 — Mobiles

	Year ended 30 June
	2005		2004		2003		2005/2004	2004/2003
	(in millions)						(% change)

Access fees and call charges		2,765		2,649		2,570	4.4	3.1

Value added services:
International roaming		243		174		153	39.7	13.7
Mobile MessageBank®		187		178		166	5.1	7.2
Mobile data		541		454		338	19.2	34.3

Total value added services		971		806		657	20.5	22.7

Mobile services revenue — retail		3,736		3,455		3,228	8.1	7.0
Mobile services revenue — wholesale		24		15		11	60.0	36.4

		3,760		3,470		3,239	8.4	7.1
Mobile handset sales		381		352		386	8.2	(8.8)

Mobiles revenue(1)	A$	4,141	A$	3,822	A$	3,625	8.3	5.4

Mobile retail voice telephone minutes(2)		6,746		6,145		5,255	9.8	16.9
Number of SMS sent(3)		2,289		1,944		1,426	17.7	36.3

	(in thousands)

Mobile SIO:
GSM		6,894		6,653		5,812	3.6	14.5
CDMA		1,333		951		757	40.2	25.6

Total mobile SIO(4)		8,227		7,604		6,569	8.2	15.8

Mobile SIO:
Prepaid		3,570		3,102		2,288	15.1	35.6
Postpaid		4,657		4,502		4,281	3.4	5.2

Total mobile SIO(4)		8,227		7,604		6,569	8.2	15.8

Deactivation rate(4)		19.2%		17.1%		18.4%	2.1	(1.3)

	(in A$ per SIO)

Average retail revenue per user per month(5)		39.33		40.62		42.99	(3.2)	(5.5)
Average retail prepaid revenue per user per month(5)		12.24		13.84		13.78	(11.6)	0.4
Average retail postpaid revenue per user per month(5)		59.06		57.05		57.59	3.5	(0.9)
Average mobile data revenue per user per month		5.70		5.34		4.51	6.7	18.4

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Operating and Financial Review and Prospects
Table — 8 Mobiles (continued)

Note: statistical data represents management’s best estimates.

(1)		Mobile revenue excludes revenue from:

	•	call termination charges, including calls from our fixed network which we categorise as fixed to mobile; and

	•	CSL, which we recognise within our offshore controlled entities revenue category. See table 16.

(2)		Includes all calls made from mobile telephones including long distance and international calls. Excludes international roaming, MessageBank®, mobile data and CSL.

(3)		Comparatives have been restated to reflect business access manager and online SMS previously excluded in error.

(4)		Excludes CSL SIOs and includes the impact of the deactivation policy change to the standard recharge period. Deactivations have been impacted by the recharge period for prepaid services being extended to six months during fiscal 2004 in line with the general market position. The deactivation rate excludes transfers of account names, services between Telstra’s GSM and CDMA networks, and services between prepaid and postpaid categories.

(5)		Average retail revenue per user per month is calculated using average SIOs and includes international roaming, MessageBank® and mobile data revenues.
During the three-year period, mobile service revenue increased mainly due to the continued strong growth in the number of mobile telephone customers and expanding minutes of use. In addition, we experienced further growth in our value added services revenue.
Access fees and call charges grew over the three-year period to A$2,765 million in fiscal 2005 reflecting the increase in prepaid and postpaid SIOs in conjunction with an increase in retail voice telephone minutes. In fiscal 2005, the growth was partly offset by yield reductions from various special offers such as the 1 cent per minute and double recharge offers on our prepaid services, and the Bonus Options, Telstra Rewards and T-time Rewards options on our postpaid services. In fiscal 2004 compared with fiscal 2003, our growth was partly offset by a rise in loyalty bonuses and discounting provided due to customers receiving various benefits on Telstra Rewards offers such as free family call credits. Wholesale mobile service revenue increased over the three-year period due to a rise in the resale of services and minutes of use.
Over the three-year period, volumes and SIOs accelerated, however there has been a continual change in customer mix with new customers preferring to connect to prepaid services. As at 30 June 2005, prepaid SIOs comprised 43.4% of total SIOs, up from 40.8% as at 30 June 2004 and 34.8% as at 30 June 2003. Prepaid customers generally have lower usage patterns than postpaid customers and the myriad of discounting initiatives on offer led to a decline in the average retail prepaid revenue per user per month to A$12.24 in fiscal 2005 compared with A$13.84 in fiscal 2004 and A$13.78 in fiscal 2003. The market trend to prepaid services also contributed to the average retail revenue per user per month decreasing over the three-year period to A$39.33 in fiscal 2005 compared with A$40.62 in fiscal 2004 and A$42.99 in fiscal 2003.
Revenue from international roaming grew over the three-year period to A$243 million in fiscal 2005. The rise in fiscal 2005 was primarily due to an increase in outbound roaming minutes in line with the continued growth in international travel. In addition, inbound roaming prices charged to wholesale partners grew, reflecting our alignment to international standards. In fiscal 2004 compared with fiscal 2003, revenue was higher mainly due to increased volumes coinciding with the Rugby World Cup and the recovery in international travel after various world events such as the SARS virus outbreak.
Revenue from MessageBank® increased over the three-year period to A$187 million in fiscal 2005 primarily due to growth in MessageBank® minutes resulting from higher mobile usage. In fiscal 2005, the growth was partly offset by discounting initiatives. In fiscal 2004 compared with fiscal 2003, the growth in minutes was partially offset by lower retrieval charges.

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Mobile data revenue increased over the three-year period to A$541 million in fiscal 2005 led by growth in the total subscriber base and SMS usage. The growth was partially offset by a rise in the availability and use of discounting initiatives such as Telstra Rewards and Bonus Options, which provides various free and discounted text and picture messaging services. In addition, mobile data growth was also experienced in the corporate segment through the accelerated usage of General Packet Radio Service (GPRS) products, including Blackberry and Telstra Mobile Broadband™ products on the CDMA network. This is reflected in the average mobile data revenue per user per month increasing over the three-year period.
Revenue from handset sales increased by 8.2% to A$381 million in fiscal 2005 primarily due to growth in the number of CDMA prepaid customers taking advantage of the CDMA double recharge offers, which increased the number of prepaid phones sold. In fiscal 2004, revenue from handset sales decreased by 8.8% compared with fiscal 2003 due to the higher number of mobile users moving to lower cost prepaid handsets and higher volumes of subsidised handsets expensed.
Our deactivation rate has remained fairly stable over the three-year period. Our deactivation rate is influenced by a number of factors, the most significant of which is competition from other carriers. In fiscal 2004 the ‘recharge only’ period for prepaid services was extended to six months in line with our competitors. This change resulted in the continuation of approximately 202,000 prepaid services as at 30 June 2004 that would have been deactivated in previous periods. Other factors influencing the deactivation rate included customer payment defaults and short term disconnections.
Data and Internet services
Our operating revenue from data and Internet services is driven primarily by:
•	demand for capacity to support business networking;

•	the increased use of data services by small to medium enterprises (SMEs);

•	the introduction of new products to meet customer needs;

•	the increased use of the Internet by businesses and consumers;

•	the movement of our customers from basic access and associated calling products to other access services, such as ISDN and ADSL; and

•	demand for greater bandwidth services such as broadband.
While the data and Internet markets have been experiencing growth, competition has put pressure on our prices. We expect that these trends will continue.
Tables 9, 10 and 11 show information about our various data and Internet services.

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
Table 9 — Internet and IP solutions

	Year ended 30 June
	2005		2004		2003		2005/2004	2004/2003
	(in millions, except subscriber numbers in thousands)						(% change)

BigPond® narrowband		275		295		297	(6.8)	(0.7)
BigPond® broadband(1)		463		274		212	69.0	29.2
Wholesale broadband		261		143		49	82.5	191.8
Wholesale Internet direct		31		16		20	93.8	(20.0)
Internet direct		123		117		111	5.1	5.4
IP solutions		207		160		120	29.4	33.3
Other		17		8		8	112.5	—

Internet and IP solutions revenue	A$	1,377	A$	1,013	A$	817	35.9	24.0

Narrowband subscribers — retail		1,205		1,194		1,158	0.9	3.1
Broadband subscribers — retail(2)		856		427		240	100.5	77.9
Broadband subscribers — wholesale (2)		888		379		121	134.3	213.2

Total broadband subscribers		1,744		806		361	116.4	123.3

Total online subscribers		2,949		2,000		1,519	47.5	31.7

Note: statistical data represents management’s best estimates.

(1)	Included in this category are revenues derived from Hyperconnect and Business DSL.

(2)	Within broadband, retail products include cable, satellite, Hyperconnect, ADSL and Business DSL, while wholesale products include DSL layer 1, DSL layer 2, DSL layer 3, spectrum sharing and virtual Internet service provider (VISP) broadband.
Our narrowband products allow customers to connect to the Internet from any telephone line in Australia. These products are often an entry point for new customers to the Internet. Our broadband products allow customers to experience an ‘always on’ connection to the Internet. In fiscal 2005, new innovative broadband products combined with aggressive pricing led to customers migrating their services to this access method. As a result, this trend placed additional price pressure on our narrowband products.
We offer a range of Internet products and packages under our BigPond® brand. Telstra BigPond® home and business packages offer dial-up modem services to residential and business customers across Australia. Telstra BigPond® broadband provides broadband Internet services to consumer and business customers via HFC cable, ADSL and satellite access technologies.
During the three-year period, our Internet and IP solutions revenue grew strongly, despite our reduction in prices. The subscriber base for our narrowband and broadband products also expanded during the three-year period. As at 30 June 2005, we have signed approximately 1.7 million broadband customers following a significant rise in demand resulting from our aggressive pricing strategies.
Narrowband revenue decreased over the three-year period to A$275 million in fiscal 2005 even though we increased the number of our narrowband subscribers. In fiscal 2005, revenue growth from an increase in subscribers was offset by the migration of high yield users to broadband services, and price reductions driven by price pressure from high bandwidth products. In fiscal 2004 compared with fiscal 2003, our revenue was adversely impacted by the two weeks of rebates provided to customers as a result of performance issues in October 2003.
BigPond® broadband revenue increased over the three-year period to A$463 million in fiscal 2005 mainly due to strong subscriber growth in ADSL and cable subscribers. The rise was driven by an increase in Internet

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
usage, easy to use ADSL self-installation kits, successful broadband marketing campaigns and competitive pricing plans. In fiscal 2004, we introduced aggressive new pricing plans and a two month free broadband offer to new subscribers that accelerated market demand for this product. In addition, Business DSL (launched in August 2003) contributed to the growth in fiscal 2005, with key customer contracts driving subscriber growth and the migration of customers from premium data services. In fiscal 2004 compared with fiscal 2003, the revenue growth was partly offset by two weeks of rebates provided as described above, the introduction of the usage toolbar in May 2003 reducing excess usage billing, and unlimited usage and higher volume capped plans.
During the three-year period, wholesale broadband revenue increased to A$261 million in fiscal 2005 driven by subscriber growth of 134.3%, partially offset by significant price competition. In fiscal 2004 compared with fiscal 2003, the rise in wholesale broadband was also attributable to improved Wholesale DSL Layer 2 revenue, resulting from the higher take up in the residential and small business market by on-selling a price competitive broadband DSL service, as provided by our ADSL network. In fiscal 2003, wholesale DSL was sold only to the business market.
During the three-year period, Internet direct revenue increased to A$123 million in fiscal 2005. The increase in fiscal 2005 was mainly due to the new VISP product launch that led to an increase in customers as we satisfied the growing demand for high speed global Internet direct connectivity. In fiscal 2004 compared with fiscal 2003, the growth was mainly attributable to the continued take up of our simplified packages, offering customers integrated Internet and connectivity solutions and flexibility with access to various connection types. In addition, our competitive pricing continued to encourage our customers to upgrade both access and speed capabilities.
IP solutions revenue increased over the three-year period to A$207 million in fiscal 2005 mainly due to its respective products being in the growth phase of its lifecycle. Over the three-year period, increases in IP MAN/Ethernet was primarily due to new major contract wins and the continued expansion of existing services and applications. IP WAN also continued to rise mainly due to the introduction of large corporate contracts as customers migrate away from older product technologies such as frame relay and ISDN. In fiscal 2004 compared with fiscal 2003, growth was also impacted by aggressive price competition.
Table 10 — ISDN products

	Year ended 30 June
	2005		2004		2004		2005/2004	2004/2003
	(in millions, except access lines in thousands)						(% change)

Access		421		401		381	5.0	5.2

Calls:
Data		165		221		282	(25.3)	(21.6)
Voice		304		305		279	(0.3)	9.3

		469		526		561	(10.8)	(6.2)

ISDN products revenue	A$	890	A$	927	A$	942	(4.0)	(1.6)

ISDN access lines (basic access line equivalents)(1)		1,327		1,288		1,213	3.0	6.2

Note: statistical data represents management’s best estimates.

(1)	Expressed in equivalent number of clear voice channels.
ISDN is a flexible, switched network based on digital technology. It can support many applications at one time (such as voice, data and video) while using a single access point to the network. ISDN services are offered to residential and business customers across Australia.

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
Over the three-year period, ISDN access revenue grew to A$421 million in fiscal 2005 mainly due to our continued penetration into the SME and consumer market, partly offset by corporate customers migrating to more advanced data products such as IP solutions. As a result, the number of ISDN access lines grew by 3.0% in fiscal 2005 and 6.2% in fiscal 2004 compared with fiscal 2003. In fiscal 2005, ISDN basic access lines also benefited by campaign activity in the SME and consumer market. The rise in access lines also reflects the continual movement of customers towards using ISDN for voice instead of data calls.
Call revenues decreased over the three-year period to A$469 million in fiscal 2005 mainly due to the decrease in data calls. ISDN data calls fell over the three-year period due to changes in our customer mix, as customers migrate to products that offer higher bandwidth at reduced prices such as ADSL. In fiscal 2005, ISDN voice call revenue declined slightly due to a reduction in yield as a result of competitive pricing pressure. In fiscal 2004 compared with fiscal 2003, voice call revenue increased, driven by the introduction of a significant new pricing structure in January 2003 that included charging customers for 30 minute blocks, rather than charging on a per minute basis. This pricing structure fuelled our initial revenue expansion and assisted our move into SME and consumer segments.
Table 11 — Specialised data

	Year ended 30 June
	2005		2004		2003		2005/2004	2004/2003
	(in millions, except frame access in thousands)						(% change)

Frame relay		351		371		354	(5.4)	4.8
Digital data services		226		256		287	(11.7)	(10.8)
Leased lines		236		258		271	(8.5)	(4.8)
Other		153		150		147	2.0	2.0

Specialised data revenue	A$	966	A$	1,035	A$	1,059	(6.7)	(2.3)

Domestic frame access ports		34		30		28	13.3	7.1

Note: statistical data represents management’s best estimates.
Specialised data revenue is comprised mainly of revenue from frame relay, digital data services and leased lines. Frame relay offers high speed data transmission from 64Kb to 45Mb per second to customers connecting any number of sites to other national or international locations. It is frequently used as a building block to construct corporate wide area networks. Digital data services provide high quality, leased line digital data transmission offering dedicated bandwidth from 1.2Kb to 1,984Kb per second, which may be used for communications between all major capital cities, and most regional and country areas in Australia. Analogue leased lines provide high quality, low cost, low bandwidth, and dedicated end-to-end connections between customer sites. They support customer specific applications that do not yet have viable commercial alternatives.
Over the three-year period, total specialised data revenue decreased to A$966 million, reflecting a decline in mature products such as digital data and leased line services. This decline has been driven by product substitutions for technologically advanced IP and DSL based product options, included within our Internet and IP solutions revenue category.

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Operating and Financial Review and Prospects
In fiscal 2005, frame relay revenue decreased as this product entered the declining stages of its product lifecycle with customers migrating to new technologies such as Business DSL. In addition, we introduced price discounts to retain existing customers. In fiscal 2004 compared with fiscal 2003, frame relay increased primarily due to the strong performance of our IP WAN product and the migration from previous technologies such as digital data services, leased lines and international private lines to frame relay.
Digital data services and leased lines are mature products that have declined over the three-year period due to customers transferring to newer technologies. In relation to digital data services, revenue also fell in fiscal 2005 due to competitive pricing pressures. In fiscal 2004 compared with fiscal 2003, customers explored other options such as outsourcing and building their own IP platforms. In relation to leased lines, revenue reduced in fiscal 2004 compared with fiscal 2003 due to declines in megalink and voice graded dedicated lines revenue.
Other specialised data revenue increased over the three-year period as growth in ATM revenue was partly offset by a decline in certain older technologies such as international private lines. In fiscal 2005, growth in ATM revenue was led by new government and ATM contracts and the introduction of a new Ethernet MAN product. International private line revenue declined due to intense competition and excess capacity in the market, driving prices down in Asia.
Advertising and directories
Our advertising and directories revenue is predominantly derived from our controlled entity, Sensis. This wholly owned subsidiary provides innovative advertising and local search solutions through a network of print, online, voice, wireless and in-car services. Product innovation and customer demand continue to drive growth in our online and electronic advertising and non-directories advertising businesses.
Over the three-year period, Sensis continued to focus on product innovation and successfully delivered new products in print and online directories, enhanced search solutions and launched the new Accommodation FinderTM (national accommodation guide containing accommodation advertisements distributed with the metropolitan Yellow Pages® directories). In fiscal 2005, Sensis launched a new service, known as Sensis 1234® (a premium operated assisted voice service) and shortly after launched the BidSmartTM Pay for Performance search engine marketing system.
On 20 December 2004, we, through Sensis, acquired 100% of the issued share capital of Universal Publishers for A$46 million, including incidental acquisition costs. Universal Publishers is a publisher of mapping and travel related products, including street directories, guides, maps and road atlases. From the acquisition date, we consolidated 100% of the results of Universal Publishers. Sales revenue from the date of acquisition to the period ended 30 June 2005 was A$14 million and the consolidation of Universal Publishers’ results for this period had no impact on profit before income tax expense (including all Telstra consolidation adjustments).
On 5 March 2004, we, through Sensis, acquired 100% of the issued share capital of the Trading Post. The Trading Post is an Australian publishing and Internet classified business. We paid A$638 million, including incidental acquisition costs, to acquire this investment. From this date, we have consolidated 100% of Trading Post’s results. This acquisition contributed sales revenue of A$152 million in fiscal 2005 and A$44 million from the date of acquisition to the period ended 30 June 2004. Profit before income tax expense contributed by Trading Post was A$52 million in fiscal 2005 and A$9 million from the date of acquisition to the period ended 30 June 2004 (including all Telstra consolidation adjustments).

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
Table 12 — Advertising and directories

	Year ended 30 June
	2005		2004		2003		2005/2004	2004/2003
	(in millions)						(% change)

Advertising and directories revenue	A$	1,585	A$	1,341	A$	1,205	18.2	11.3

Excluding our revenue from the acquisitions of the Trading Post and Universal Publishers, our advertising and directories revenue grew by 9.4% in fiscal 2005 compared with fiscal 2004, and 7.6% in fiscal 2004 compared with fiscal 2003.
Over the three-year period, Yellow pages® revenue increased primarily due to the continued strong performance from providing full and half page advertising options. In fiscal 2005, we benefited from the introduction of full page advertising options for additional product categories and guide panel display enhancements. In fiscal 2004, Yellow pages® revenue also increased compared with fiscal 2003 due to a rise in non-metro publications and online display advertising options.
Over the three-year period, White pages® revenue grew, reflecting the introduction of new initiatives such as colour listing options and quarter page listing advertisements. In fiscal 2004 compared with fiscal 2003, White Pages® revenue also benefited from growth in email and web listings.
Our other directory products also experienced considerable growth over the three-year period largely driven by new customer take up. In fiscal 2005, we also benefited from a revenue increase in location and navigation products such as Citysearch, as well as a rise in Yellow pages® online advertising revenue due to customer and yield growth. In fiscal 2004, revenue growth compared with fiscal 2003 was also attributable to attractive product enhancements.
Intercarrier services
Our operating revenue from intercarrier services comprises a number of products and services relating to the provision of telecommunications services to other carriers (including REACH), CSPs and Internet service providers (ISPs). The majority of this revenue base is derived from interconnect and access services which is a highly regulated area of the Australian telecommunications market. While volumes for these services are seen to be increasing, ongoing cost efficiencies and consequent reduction in prices within the regulatory framework means that we do not expect significant revenue growth from this group of products in future years.
The remaining revenue component in intercarrier services is derived from wholesale specific product offerings which, while they are subject to significant price pressures resulting from ongoing capacity oversupply in the market place, are a focus for delivering incremental revenue growth for us in the coming years.

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
Table 13 — Intercarrier services

	Year ended 30 June
	2005		2004		2003		2005/2004	2004/2003
	(in millions)						(% change)

Intercarrier service revenue	A$	1,146	A$	1,103	A$	1,136	3.9	(2.9)

During the three-year period, our volumes from intercarrier services increased, generally offset by a decline in prices. Our volumes were affected by:
•	the impact of competition in the retail market in the provision of basic access, local calls, national long distance calls and mobile services. These services are also provided by other carriers, many of which use our networks to deliver their services to their customers;

•	an increase in the number of carriers in the Australian telecommunications market and increased demand from other carriers for the use of our facilities. This occurred particularly in:
•	mobile towers, where we allow other carriers to install their equipment and share our transmission facilities; and

•	our exchanges, where other carriers co-locate their equipment needed for the provision of ULL and ADSL.
In fiscal 2005, our growth in intercarrier service revenue was driven by an increase in wholesale mobile and wholesale transmission solutions. The increase in mobile solutions reflected the rise in mobile services and continued popularity of text messaging. The increase in transmission solutions was primarily due to a rise in international revenue, resulting from higher volumes led by special rate offers on international carriage and the introduction of new product offerings such as Global Linx Lite (developed to provide calling card services for international destinations at competitive prices).
Growth in domestic wholesale leased transmission was led by a rise in SIOs due to an expanding level of services provided, partially offset by lower yields from the oversupply of capacity in the market. In addition, we experienced growth in facilities access revenues lead by increased demand for exchange and associated equipment, as well as mobile tower access as other carriers seek to expand their infrastructure. Partly offsetting the overall increase in intercarrier revenue was the reduction in PSTN and ISDN interconnect access due to yield reductions arising from regulatory driven price reductions.
In fiscal 2004, our decline in intercarrier revenue compared with fiscal 2003 was driven by a reduction in wholesale transmission products. This reduction was due to price pressures from an oversupply of capacity in the market, including a significant increase in the discount on access network transmission contracts and the cancellation of the Optus Nullabor service. In addition, wholesale long distance and international revenue declined due to decreased volumes. The decline was partly offset by a significant rise in SMS interconnect revenues driven by increases in volumes.

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
Inbound calling products
Our operating revenue from inbound calling products consists principally of:
•	the fees we charge our business customers for the provision of inbound calling numbers:
•	for Freecall™ 1800, the cost of the call, charged to the party called, with no cost incurred by the caller;

•	for Priority® 1300 and Priority® One3:
•	the calling party from a PSTN service incurs a cost of A$0.25 (including GST) from anywhere in Australia. Different charges apply for calls made from ISDN, mobiles and payphones;

•	the service owner incurs the other components of the call charges as applicable; and
•	revenue from enhanced call centre products using network voice processing, which provides access to advanced call handling capabilities, without customers having to purchase and maintain their own networks.
Our inbound calling products revenue therefore is driven by two different streams, from the caller (A party) and the lessee of the inbound service (B party). A party revenues are affected by substitution to other voice products such as mobiles and the Internet. B party revenues are affected by increased customer competition impacting prices.
Table 14 — Inbound calling products

	Year ended 30 June
	2005		2004		2003		2005/2004	2004/2003
	(in millions)						(% change)

Inbound calling products revenue	A$	449	A$	476	A$	494	(5.7)	(3.6)

B Party minutes		2,773		2,708		2,655	2.4	2.0
A Party calls		940		938		918	0.2	2.2

Note: statistical data represents management’s best estimates.
Revenue from inbound calling products declined over the three-year period to A$449 million in fiscal 2005 mainly due to intense price competition leading to reduced yields and a declining customer base in our Freecall™ 1800 product.
Our overall revenue from Priority® 1300 and Priority® One3 declined in fiscal 2005 due to competitive market pressures resulting in lower yields, partially offset by higher call minutes on our Priority® One3 product. Our overall revenue from Priority® 1300 and Priority® One3 in fiscal 2004 remained fairly consistent with fiscal 2003.
In addition, our other inbound calling products such as Infocall (190) decreased over the three-year period. In fiscal 2005, this decrease was primarily attributable to product substitution and lower usage. In fiscal 2004, the decrease compared with fiscal 2003 was mainly due to the exit of Internet dialler applications in August 2003.

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
Solutions management
Our operating revenue from solutions management is derived from managing all or part of a customer’s IT and communications solutions and services covering:
•	managed voice, data and mobility services: network based voice and data switching products, including IP based networks and IP telephony as well as management of customer’s mobile phone services, radio networks and new wireless based technologies;

•	managed IT services: managed customer infrastructure (eg desktop and end user devices), managed storage and security services, in addition to hosting and application development and support;

•	IT outsourcing: incorporating a range of the above solutions and managing these solutions on behalf of the customers either on the customers premises or on our premises; and

•	business process outsourcing: leveraging our networks to manage customer business processes in areas such as superannuation administration, insurance policy processing and the automotive industry.
On 19 July 2004, we acquired 100% of the issued share capital of KAZ. KAZ is a provider of business process outsourcing, systems integration, consulting, applications development and IT management services. It operates mainly in Australia, but also conducts business in the United States and Asia. Combined with our pre-existing solutions management business, we have acquired KAZ with the goal of becoming an Australian leader in the ICT market. We paid A$340 million, including incidental acquisition costs, to acquire this investment. From the acquisition date, we have consolidated 100% of KAZ’s results. Sales revenue from the date of acquisition to the period ended 30 June 2005 was A$390 million and the consolidation of KAZ’s results for this period reduced our profit before income tax expense by A$15 (including all Telstra consolidation adjustments).
Table 15 — Solutions management

	Year ended 30 June
	2005		2004		2003		2005/2004	2004/2003
	(in millions)						(% change)

Solutions management revenue	A$	931	A$	508	A$	501	83.3	1.4

In fiscal 2005, solutions management revenue increased by 83.3% to A$931 mainly due to the acquisition of KAZ and Telstra Business Systems (formerly Damovo (Australia) Pty Ltd), contributing solutions management revenues of A$380 million and A$14 million respectively. Excluding these recently acquired controlled entities, our solutions management revenue increased by 5.7% in fiscal 2005 due to the commencement of new business contracts and incremental growth in existing contracts. In addition, radio services revenue also increased due to the construction of government radio sites.
In fiscal 2004, solutions management revenue grew by 1.4% compared with fiscal 2003 as we commenced several new contracts including a whole of business contract with a large banking institution and experienced incremental growth in existing contracts. In addition, Managed WAN (growth product offering design, installation and management of a tailored wide area network) increased following a rise in activity relating to two major corporate contracts. The growth in solutions management revenue was partly offset by the close out of some contracts. This includes the termination of a government contract for satellite capacity of approximately A$20 million per annum, which we were restricted from renewing due to an agreement with our joint venture entity, Xantic B.V. (Xantic). Radio services revenue declined due to the completion of a major bank and design construction contract in fiscal 2003.

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
Offshore controlled entities
Our domestic controlled entities’ operating revenue is included in the product categories to which they relate. The offshore controlled entities category of revenue relates to our offshore subsidiaries, which provides a variety of products and services. Included in this category are the following significant offshore controlled entities:
•	CSL, which generates its revenues from the Hong Kong mobiles market;

•	TelstraClear, which generates its revenues from providing full integrated services to the New Zealand market; and

•	other offshore controlled entities predominantly in the Telstra Business and Government segment, which mainly generate revenues from the provision of global communication solutions to multinational corporations through our interests in the United Kingdom, Asia and North America.
On 25 August 2004, we acquired 100% of the issued share capital of PSINet for A$124 million. PSINet is a leading provider of e-business infrastructure solutions and corporate IP based communication services. This acquisition was to increase our offshore services supporting Australian and multinational corporations overseas. From the acquisition date, we have consolidated 100% of PSINet’s results. Sales revenue from the date of acquisition to the period ended 30 June 2005 was A$71 million and the consolidation of PSINet results for this period increased our profit before income tax expense by A$3 million (including all Telstra consolidation adjustments).
Table 16 — Offshore controlled entities

	Year ended 30 June
	2005		2004		2003		2005/2004	2004/2003
	(in millions)						(% change)

CSL		734		726		908	1.1	(20.0)
TelstraClear		625		574		548	8.9	4.7
Other offshore controlled entities		252		131		88	92.4	48.9

Offshore controlled entities’ revenue	A$	1,611	A$	1,431	A$	1,544	12.6	(7.3)

Our consolidated revenue from offshore controlled entities increased in fiscal 2005 primarily due to the following factors:
•	CSL experienced revenue growth across the majority of its revenue streams except for local voice, which continues to be impacted by price competition. Mobile handset sales grew due to CSL’s entry into new markets such as 3G and the introduction of new models with advanced features. CSL revenue growth was partly offset by adverse foreign currency movements;

•	revenue growth in TelstraClear was due to its continued strong retail performance in conjunction with favourable foreign exchange movements, partly offset by a slight decrease in wholesale revenue; and

•	other offshore controlled entities increased due to the inclusion of PSINet and growth achieved in Telstra Europe Limited following the development of a voice reseller sales channel. In addition, we benefited from the inclusion of the full 12 months of activity for Cable Telecom and Powergen.
Our consolidated revenue from offshore controlled entities decreased in fiscal 2004 compared with fiscal 2003 primarily due to CSL reporting a decline in revenue due to unfavourable currency fluctuations and price competition.

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
The decrease in revenue in fiscal 2004 was moderated by:
•	a revenue increase in TelstraClear due to retail revenue growth, partly offset by a decline in wholesale revenue; and

•	revenue growth in Telstra Europe Limited due to the inclusion of customers and network base from Cable Telecom and Powergen, acquired in February 2004 and October 2003 respectively.
Refer to ‘International business ventures’ for further discussion on CSL and TelstraClear.
Other sales and services
The principal components of operating revenue we record in other sales and services are:
•	payphones;

•	information and connection services;

•	external construction;

•	customer premises equipment;

•	Pay television bundling; and

•	other minor revenue items, including recorded services, card services, commercial works and other enhanced calling products.
On 17 September 2004, we acquired 100% of the issued share capital of ESA Holding Pty Ltd and its controlled entity Damovo (Australia) Pty Ltd (now known as Telstra Business Systems), and Damovo HK Limited for A$66 million. Telstra Business Systems provides advanced voice and data business communication solutions and services to large enterprises and government departments. We have aligned this entity with our pre-existing areas to provide an integrated range of CPE based products and services to our Telstra Business and Government customers. From the acquisition date, we have consolidated 100% of Telstra Business Systems’ results. Sales revenue from the date of acquisition to the period ended 30 June 2005 was A$71 million, split between customer premises equipment revenues of A$57 million and solution management revenues of A$14 million. The consolidation of Telstra Business Systems results for this period reduced our profit before income tax expense by A$11 million (including all Telstra consolidation adjustments).

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
Table 17 — Other sales and services

	Year ended 30 June
	2005		2004		2003		2005/2004	2004/2003
	(in millions, except statistical
	data in thousands)						(% change)

Payphones		121		141		148	(14.2)	(4.7)
Information and connection services		134		118		139	13.6	(15.1)
External construction		85		70		159	21.4	(56.0)
Customer premises equipment		229		184		197	24.5	(6.6)
Pay television bundling		263		154		23	70.8	569.6
Other minor items		524		430		590	21.9	(27.1)

Other sales and services revenue	A$	1,356	A$	1,097	A$	1,256	23.6	(12.7)

Number of payphones		61		64		67	(4.7)	(4.5)

FOXTEL Pay television bundling subscribers		280		235		127	19.1	85.0
AUSTAR Pay television bundling subscribers		55		23		—	139.1	N/M

Pay television bundling subscribers		335		258		127	29.8	103.1

Note: statistical data represents management’s best estimates.
Over the three-year period, our payphones revenue continued to decline, impacted by the substitution to other products, particularly mobiles and prepaid calling cards, and the increased competition from private payphone operators (a significant contributing factor in the fiscal 2005 movement). The reduction of payphone SIOs was mainly attributable to the loss of some privately operated payphones and a fall in the number of Telstra operated payphones reflecting the gradual removal of low usage and older technology payphones.
In fiscal 2005, our information and connection revenue grew mainly due to the launch of Sensis 1234® call connection services in April 2004. In fiscal 2004, our revenue fell compared with fiscal 2003 due to customers moving to online services rather than using traditional operator assisted directory services.
In fiscal 2005, external construction revenue increased due to new projects and the commencement of the H3GA asset sharing arrangement relating to the maintenance and build out of the 3G network. In fiscal 2004, our revenue declined compared with fiscal 2003 due to lower construction activity domestically and the closure of our international construction operations. This decline was also attributable to the break up and re-integration of our former subsidiary Network Design and Construction Limited (NDC) into Telstra in fiscal 2004.
Customer premises equipment revenue increased in fiscal 2005 due to the acquisition of Telstra Business Systems (formerly Damovo (Australia) Pty Ltd), partly offset by product substitution to mobile phones, and continued retail competition for fixed line handsets. In fiscal 2004, revenue decreased compared with fiscal 2003 mainly due to retail competition for fixed line handsets.
Over the three-year period, our revenue from pay television bundling services grew due to the introduction of bundling for FOXTEL and AUSTAR services from December 2002. This is reflected in our bundled SIOs, which have significantly expanded over the three-year period to 335,000 subscribers as at 30 June 2005. In fiscal 2005, growth was also driven by the launch of FOXTEL digital services, a rise in the number of services provided and free installation/upgrade campaigns.

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
In fiscal 2005, other minor items increased by 21.9% mainly due to increases in overdue account fees and payment processing fees that were introduced in July 2004. In addition, we have increased our HFC cable usage and commercial works revenue as a result of higher demand and associated infrastructure upgrades required to support growth in digital pay television.
In fiscal 2004, our revenue from other minor items declined by 27.1% compared with fiscal 2003 mainly due to lower revenues from card services and the cable recovery and recycling project. Card services decreased as a result of the migration of customers to other products such as mobiles, and the migration of customers to cheaper calling cards for international calls. Cable recovery revenue decreased due to winding down of work to recover and recycle disused copper cable.
In addition, included in other minor items was sales revenue for Telstra Multimedia Pty Ltd that declined in fiscal 2004 due to customer sales and service centres now being directly operated by FOXTEL. Our share of FOXTEL’s cable revenue reduced due to the renegotiation of our revenue share agreement to include bundling and external subscription television subscribers. This revenue is now recognised within the ‘pay television bundling’ revenue category.
Other revenue
Table 18 — Other revenue

	Year ended 30 June
	2005		2004		2003
	(in millions)

Miscellaneous revenue		270		213		262

Revenue from the sale of:
Property, plant and equipment		50		102		811
Investments in controlled entities		—		—		17
Investments in joint venture entities		30		—		3
Investments in associated entities		—		204		17
Investments in listed securities and other investments		146		24		7
Businesses		—		—		4

Total revenue from sale of assets and investments		226		330		859

Total other revenue (excluding interest revenue)(1)	A$	496	A$	543	A$	1,121

(1)	Interest revenue discussion is included in net borrowing costs. Refer table 25.
In fiscal 2005, the increase in our miscellaneous revenue was mainly due to the redemption of the converting note issued by PCCW for a cash consideration of A$76 million. In fiscal 2004, the decline in our miscellaneous revenue compared with fiscal 2003 was due to a decrease in IBMGSA loyalty receipts and miscellaneous billings. In addition, our miscellaneous revenue decreased due to the winding down of the rural telecommunications infrastructure fund project. As part of this project, we received government subsidies for work performed under the extended zone untimed local call tender.
Over the three-year period, the following gross proceeds received from the sale of assets and investments significantly impacted our other revenue:
•	the sale of our investment in Intelsat Limited for A$69 million in fiscal 2005;

•	the sale of our investment in Infonet Services Corporation for A$65 million in fiscal 2005;

•	the sale of our shareholding in our associated entity, IBMGSA for A$154 million in fiscal 2004;

•	the sale of our shareholding in our associated entity, PT Mitra Global Telekomunikasi Indonesia (MGTI) for A$50 million in fiscal 2004; and

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
•	the sale of 7 office properties around Australia for A$570 million in fiscal 2003.
Operating expenses
We categorise our operating expenses into labour, goods and services purchased, other expenses, and depreciation and amortisation. In addition, we have grouped our share of net (profit)/loss from joint venture entities and associated entities with our operating expenses. Borrowing costs are not included in operating expenses. Refer to ‘Net borrowing costs’ for discussion on this category.
Table 19 — Operating expenses including share of net (profit)/loss from joint venture entities and associated entities

	Year ended 30 June
	2005		2004		2003		2005/2004	2004/2003
			(in millions)				(% change)

Labour		3,693		3,218		3,204	14.8	0.4
Goods and services purchased(1)		4,147		3,554		3,713	16.7	(4.3)
Other expenses(1)		4,055		4,255		4,504	(4.7)	(5.5)

		11,895		11,027		11,421	7.9	(3.4)

Share of net (profit)/loss from joint venture entities and associated entities		(9)		78		1,025	(111.5)	(92.4)

		11,886		11,105		12,446	7.0	(10.8)
Depreciation and amortisation		3,766		3,615		3,447	4.2	4.9

Total operating expenses including share of net (profit)/loss from joint venture entities and associated entities	A$	15,652	A$	14,720	A$	15,893	6.3	(7.4)

(1)	In fiscal 2005, we have reassessed our classification of managed service expenses. We have included in goods and services purchased those expenses that are directly associated with our managed services customer contracts, as these costs vary according to business activity. Prior year comparatives have been restated to reflect the transfer of these expenses from the other expenses category to goods and services purchased in the current year.
During the three-year period, our operating expenses were affected by a number of significant items, including:
•	a A$226 million expense in fiscal 2004 in relation to the provision for non recoverability of amounts owed by REACH. We consider that REACH will not be able to repay this loan in the medium term;

•	a A$130 million expense resulting from a modification to an IT service contract with IBMGSA upon the sale of our shareholding in this entity in fiscal 2004;

•	a A$439 million expense reflecting the carrying value of 7 office properties sold in fiscal 2003; and

•	A$965 million for the write down of our investment in REACH in fiscal 2003, reflected in ‘Share of net (profit)/loss from joint venture entities and associated entities’.
Excluding these one-off significant items, our total operating expenses (including share of net (profit)/loss from joint venture entities and associated entities) was A$15,652 million in fiscal 2005, compared with A$14,364 million in fiscal 2004 and A$14,489 million in fiscal 2003.

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
In addition to these events, our operating expenses have also been impacted by:
•	the consolidation of operating expenses of A$666 million in fiscal 2005 from our acquired controlled entities, including Universal Publishers from December 2004, Telstra Business Systems (formerly Damovo (Australia) Pty Ltd) from September 2004, PSINet from August 2004, KAZ from July 2004 and the Trading Post from March 2004;

•	various expense increases in fiscal 2005 arising in a number of expense categories, attributable to supporting our emerging business areas such as broadband and pay television and meeting our customer service requirements;

•	the benefit of ongoing cost control and cost containment programs; and

•	growth in our communications plant asset base and capitalised software, which subsequently increased our depreciation and amortisation expense.
Labour
Labour expense includes:
•	salary and wages and related on-costs, including superannuation contributions, workers’ compensation, leave entitlements and payroll tax;

•	costs of engaging contractor labour and agency costs; and

•	restructuring costs, including redundancy.
Our domestic full time employees include domestic full time staff, domestic fixed term contracted staff and expatriate staff in overseas controlled entities. Domestic full time employees do not include employees in our offshore controlled entities, or casual and part time employees. Our full time employees and equivalents include the total of our domestic and offshore full time employees, and casual and part time equivalent employees.
Table 20 — Labour

	Year ended 30 June
	2005		2004		2003		2005/2004	2004/2003
	(millions, except staff numbers in whole
			numbers)				(% change)

Labour	A$	3,693	A$	3,218	A$	3,204	14.8	0.4

Domestic full time employees (1)		39,657		36,159		37,169	9.7	(2.7)
Full time employees and equivalents (2)		46,336		41,941		42,064	10.5	(0.3)

(1)	Excludes offshore, casual and part time employees.

(2)	Includes all domestic and offshore employees, including those of our controlled entities.
During fiscal 2005, the number of full time employees and equivalents increased predominantly due to the consolidation of the operations of our recently acquired controlled entities. In fiscal 2004, the number of full time employees and equivalents decreased compared with fiscal 2003 as part of the review of the appropriateness of employee numbers, within our cost control and cost containment strategy. We have incurred redundancy expenses of A$91 million in fiscal 2005, A$170 million in fiscal 2004 and A$281 million in fiscal 2003. The higher redundancy expense in prior years reflects the implementation of cost control initiatives to improve our operational structure.

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
Our labour expense increased in fiscal 2005 mainly due to the consolidation of labour expense of A$330 million from our recently acquired controlled entities, including KAZ, Telstra Business Systems (formerly Damovo (Australia) Pty Ltd), PSINet and Universal Publishers. In addition, our expense reflected the inclusion of labour costs of the Trading Post for the full financial year. In fiscal 2004, the Trading Post acquisition resulted in additional labour expense of A$14 million. These acquisitions resulted in the inclusion of full time employees and equivalents of 3,597 in fiscal 2005 and 598 in fiscal 2004.
Excluding these entities, our labour expense increased by 5.0% to A$3,363 million in fiscal 2005 due to the following factors:
•	salary increases of 3.9% due to enterprise agreements and normal annual salary reviews;

•	an increase in full time employees and equivalents to further improve service and account management, and meet our customer service demands;

•	a rise in the use of overtime and contractor and agency payments to improve customer service, and support the increased field volumes across broadband and pay television; and

•	a reclassification of NDC capitalised overhead costs, resulting in the reduction to labour expense for capitalised overhead costs now being included as a reduction in the other expenses category.
The above increases in labour expense were partially offset by:
•	a decrease in redundancy expense of A$79 million; and

•	a higher number of employees working on capital projects.
Excluding our acquisition of the Trading Post, our labour expense in fiscal 2004 remained consistent compared with fiscal 2003. A rise in labour expense was due to the following factors:
•	salary increases of 4.0% due to enterprise agreements and normal annual salary reviews;

•	increased use of casual and part time employees to manage costs more closely, and improve our utilisation of employees to provide enhanced flexibility to meet our customer requirements; and

•	a reclassification of NDC labour from goods and services purchased and other expenses to the labour expense category following the integration of NDC into Telstra in fiscal 2004.
The above increases in labour expense were offset by:
•	a reduction in redundancy expense of A$111 million;

•	lower aggregate labour expense resulting from the decline in the number of full time employees and equivalents; and

•	a reduction in CSL labour costs due to favourable exchange rate movements.
Based on the latest detailed actuarial report provided on the financial position of the Telstra Superannuation Scheme (Telstra Super) as at 30 June 2003, we have reported that a surplus in this superannuation fund continues to exist. In accordance with the recommendations within the actuarial investigation, we were not expected to, and did not make employer contributions to Telstra Super during the three-year period. As at 30 June 2005, the vested benefits index (the ratio of fund assets to members’ vested benefits) of the defined benefit divisions of Telstra Super was 111%. Our contributions to Telstra Super will recommence when the vested benefit index of the defined benefit divisions falls to 103%. The continuance of our contribution holiday is dependent on the performance of the fund.

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
Goods and services purchased
The largest component of our goods and services purchased category is network payments we make to other carriers to terminate international and domestic outgoing calls and international transit traffic.
Other significant components of our goods and services purchased category include:
•	cost of goods sold including items such as mobile handset and Internet modems;

•	usage commissions;

•	mobile handset subsidies;

•	commercial project payments;

•	service fees predominantly in relation to our pay television services;

•	managed services costs, including service contracts and agreements, leases and subcontractors;

•	dealer bonus incentives; and

•	paper purchases and printing costs.
This expense category relates to core costs of our business that vary according to business activity.
Table 21 — Goods and services purchased

	Year ended 30 June
	2005		2004		2003		2005/2004	2004/2003
	(in millions)						(% change)

Goods and services purchased	A$	4,147	A$	3,554	A$	3,713	16.7	(4.3)

Our goods and services purchased expense category increased in fiscal 2005 mainly due to the consolidation of the trading activities of our recently acquired controlled entities in addition to an increase across a number of categories within goods and services purchased. In fiscal 2004, the decline compared with fiscal 2003 was mainly driven by reduced network and commercial project payments.
Our goods and services purchased increased by 16.7% to A$4,147 million in fiscal 2005 due to the following factors:
•	consolidation of goods and services expense of A$206 million from our recently acquired controlled entities, including KAZ, Telstra Business Systems (formerly Damovo (Australia) Pty Ltd) and PSINet, as well as the inclusion of the Trading Post for the full financial year;

•	growth in network payments, which was attributable to a rise in international payments, driven by higher international mobile roaming volumes. Our network payments also increased due to the inclusion of a full 12 months of activity for Cable Telecom and Powergen, acquired in February 2004 and October 2003 respectively. TelstraClear network payments grew due to foreign exchange variations and growth in retail revenue. In addition, international network payments to REACH increased as a result of a higher traffic volumes;

•	an increase in cost of goods sold resulting from strong ADSL demand due to broadband growth, a rise in CSL handset volumes partially offset by favourable exchange rate movements, and costs related to the 3G network under our asset sharing arrangement with H3GA. In addition, we have commenced a two way satellite service for the HiBis scheme, which relates to a four year government initiative to provide more affordable broadband services to regional, rural and remote Australia;

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
•	usage commissions grew following a rise in dealer activity, in conjunction with a further increase in marketing commissions;

•	an increase in mobile handset subsidies, attributable to an increase in subsidy amortisation expense following the strong take up of the MRO offer in fiscal 2004. In addition, we have been impacted by higher handset sales and related subsidies in CSL; and

•	service fees increased by 73.9% led by the rise in bundling of pay television services fees due to growth in bundled FOXTEL and AUSTAR subscribers, as well as the higher costs of digital content paid to FOXTEL.
These increases were partly offset by a decrease in managed services costs due to the completion of a defence contract, a reduction in major outsourced contracts, and lower costs required to support major corporate customer contracts.
Our goods and services purchased decreased by 4.3% to A$3,554 million in fiscal 2004 compared with fiscal 2003, due to the following factors:
•	a decrease in network payments driven by a reduction in international call volumes and charges from REACH for international network connection following the commencement of a new pricing structure from January 2003. In addition, there was a benefit arising from favourable US$ exchange rate movements. Our decrease in network payments was partially offset by continuing volume increases in mobile and SMS terminating traffic;

•	a decline in cost of goods sold from reduced purchases due to lower handset sales with the continual take up of the MRO and a shift in product mix towards lower cost prepaid phones; and

•	reduced expenditure on commercial project payments due to the closure of our international construction business and a reduction in the domestic construction market. The integration of NDC into Telstra in fiscal 2004 also resulted in the reclassification of expenses from goods and services purchased to the other expense category.
These reductions were partly offset by an increase in pay television bundling service fees due to the growth in bundled FOXTEL and AUSTAR subscribers.
Other expenses
Our other expenses include such costs as:
•	rental expense on operating leases;

•	bad and doubtful debts;

•	net foreign currency translation losses/(gains);

•	service contracts and other agreements for activities such as IT, pre-provisioning and customer installations, maintenance, customer sales support and consultancy;

•	promotion and advertising;

•	general and administration expenses including IT costs, printing and postage, accommodation, travel and rent. In addition this category includes property costs such as maintenance, municipal rates, land tax and light and power;

•	the carrying value of assets and investments disposed;

•	write downs of assets and investments to recoverable amount; and

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
•	other operating expenses, including material usage, the cost of running motor vehicles, bank costs, capitalised overhead costs and other miscellaneous costs of the Company.
Table 22 — Other expenses

	Year ended 30 June
	2005	2004	2003	2005/2004	2004/2003
	(in millions)			(% change)

Other expenses	A$4,055	A$4,255	A$4,504	(4.7)	(5.5)

During the three-year period, the following significant events have impacted our other expenses:
•	a A$226 million expense in fiscal 2004 in relation to the provision for non recoverability of a loan owed by REACH. We consider that REACH will not be able to repay their loan in the medium term;

•	a A$130 million expense resulting from a modification to an IT service contract with IBMGSA upon the sale of our shareholding in this entity in fiscal 2004; and

•	a A$439 million expense reflecting the carrying value of 7 office properties sold in fiscal 2003.
Excluding the above significant items, our other expenses were A$4,055 million in fiscal 2005, A$3,899 million in fiscal 2004 and A$4,065 million in fiscal 2003. Our other expenses in fiscal 2005 also include A$72 million of expenses attributable to our controlled entities acquired throughout the year. The movement in the significant categories of other expenses is discussed below.
Rental expenses on operating leases increased by 12.6% to A$597 million in fiscal 2005 mainly due to a property lease termination payment adversely impacting CSL as well as growth in rental costs due to general rises in rental rates and property requirements. In fiscal 2004, rental costs decreased by 9.2% to A$530 million compared with fiscal 2003 following the reclassification of IT rental costs previously relating to Telstra Enterprise Services Pty Ltd (TES) to general and administrative costs.
Bad debts and doubtful debts reduced over the three-year period from A$172 million in fiscal 2003 to A$152 million in fiscal 2005 due to improved credit management policies that led to lower provision requirements and write offs. In fiscal 2005, bad debts and doubtful debts was also impacted by the proceeds received from the sale of debt.
Net foreign currency conversion costs represents the remaining foreign currency exposure after taking under account our hedging activities. The movement to a gain of A$9 million in fiscal 2005 compared with a loss of A$17 million in fiscal 2004 and a gain of A$17 million in fiscal 2003 reflects the movement of the Australian dollar against other currencies. In addition, it is also impacted on occasions by the close out of hedge contracts where the underlying hedged position changes.
Service contracts and other agreements decreased over the three-year period from A$1,677 million in fiscal 2003 to A$1,556 million in fiscal 2005, driven by cost reduction initiatives including the reduction in IT service costs through the renegotiation of contracts. Partly offsetting the expense reduction in fiscal 2005 was the growth driven by volume based increases, including activations and fault rectifications for broadband, digital pay television and the PSTN network, as well as higher volumes in call centres for broadband and Sensis 1234® services. In addition, we were impacted by increased network maintenance activations and a significant new contract for the shipment of goods from our warehouse to dealer and retail shops. In fiscal 2004, the decrease in service contracts and agreements compared with fiscal 2003 was also attributable to the different accounting on the integration of NDC into Telstra and the winding down of the cable recovery and recycling project. The decrease was partly offset by an increase in outsourced field work and

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
consultancy costs for special project work, and expenditure growth due to improved customer service standards and customer retention rates in rural areas.
Promotion and advertising expenses decreased by 1.5% to A$330 million in fiscal 2005 mainly due to reduced marketing costs resulting from focussed and well managed advertising campaigns. In fiscal 2004, our promotion and advertising expenses increased by 6.0% to A$335 million compared with fiscal 2003 due to new initiatives and sponsorships, as well as the identification of broadband as a major growth opportunity, resulting in additional resources being devoted to promote this product.
General and administration expenses increased over the three-year period from A$702 million in fiscal 2003 to A$806 million in fiscal 2005. In the current year, our expenses have increased to reflect the consolidation of operating activities of our recently acquired controlled entities. This was partially offset by lower IT costs resulting from savings achieved in IT repairs and maintenance through entering new agreements and lower project costs, offset by an increase in new licensing arrangements. In addition, we reduced our legal expenses by completing more legal work internally, and reducing our travelling expenses through the continued focus on managing discretionary costs. In fiscal 2004, our general and administration expense growth was driven by increases in light and power, training, postage and travel. In addition, costs relating to TES were reclassified from rental expenses to this category.
During the three-year period, we did not sell any assets and investments with a significant carrying value, other than:
•	the redemption of our PCCW converting note with a carrying value of A$80 million in fiscal 2005;

•	the sale of investments in listed securities and other investments with a carrying value of A$79 million in fiscal 2005, predominantly attributable to the sale of our investments in Intelsat Limited and Infonet Services Corporation; and

•	the sale of 7 office properties around Australia with a carrying value of A$439 million in fiscal 2003.
We assess the recoverable amount of our investments at each reporting date and where we consider that the recorded amount is not recoverable, we write the investment down to recoverable amount. For more detail refer to ‘Management estimates and judgements in the application of our critical accounting policies’. During the three-year period, our only significant write down in our assets and investments included in this category was the A$226 million write down of a loan provided to REACH as already indicated. In addition, we wrote down our investment in REACH by A$965 million to nil, which we recorded within our share of net (profit)/loss from joint venture entities and associates entities.
Other operating expenses decreased by 11.8% to A$380 million in fiscal 2005 mainly due to the current year reclassification of NDC capitalised overhead costs from labour expense to this category, as well as a write off of cancelled capital projects. In addition, we have incurred lower bank costs following a customer preference shift from payment options that incur a merchant service fee after the introduction of a processing fee on credit card payments in July 2004. In fiscal 2004, our other operating expenses increased by 23.5% to A$431 million compared with fiscal 2003, driven by various factors including general increases across repairs and maintenance, materials usage and vehicle operating costs, and a reduction in capitalised overhead costs.

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
Share of net (profit)/loss from joint venture entities and associated entities
Table 23 — Share of net (profit)/loss from joint venture entities and associated entities

	Year ended 30 June
	2005		2004	2003	2005/2004	2004/2003
	(in millions)				(% change)

Share of net (profit)/loss from joint venture entities and associated entities	A$	(9)	A$78	A$1,025	(111.5)	(92.4)

Our share of net (profit)/loss from joint venture entities and associated entities includes our share of both profits and losses from equity accounted investments. Details of our equity accounted investments are included in note 24 to our financial statements.
In fiscal 2003, the write down of our investment in REACH, amounting to A$965 million, adversely impacted our net equity accounted results. Excluding this write down, our share of net (profit)/loss from joint venture entities and associated entities for the three-year period was a profit of A$9 million in fiscal 2005, compared with losses of A$78 million in fiscal 2004 and A$60 million in fiscal 2003.
In fiscal 2005, our net equity accounted results improved due to:
•	reduced losses from FOXTEL following the suspension of equity accounting during fiscal 2004, partly offset by a A$5 million equity injection in the current year;

•	improved results from Keycorp, resulting in the recommencement of equity accounting for this investment; and

•	reduced losses in Xantic, as fiscal 2004 included write offs for restructuring.
In fiscal 2004, our net equity accounted results compared with fiscal 2003 (excluding the REACH write down) were impacted by:
•	reduced losses in Australia-Japan Cable Holdings Limited (AJC) and FOXTEL following the suspension of equity accounting;

•	reduced contribution from REACH following the suspension of equity accounting; and

•	increased losses in Xantic following write offs as a result of restructuring.
Depreciation and amortisation
Our depreciation and amortisation expense has been and will remain a major component of our cost structure, reflecting our expenditure on capital items.
Table 24 — Depreciation and amortisation

	Year ended 30 June
	2005	2004	2003	2005/2004	2004/2003
	(in millions)			(% change)

Depreciation	2,946	2,873	2,754	2.5	4.3
Amortisation (excluding goodwill)	675	619	577	9.0	7.3
Amortisation of goodwill	145	123	116	17.9	6.0

Total depreciation and amortisation	A$3,766	A$3,615	A$3,447	4.2	4.9

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
During the three-year period, the increase in depreciation and amortisation, excluding goodwill, was mainly attributable to:
•	growth in our communications plant asset base and capitalised software, which is consistent with our level of capital expenditure over recent years. In fiscal 2005, an increase in these assets was required to support the expanding demand for broadband ADSL services; and

•	additional depreciation expense associated with the acquisition and consolidation of various recently acquired controlled entities including KAZ, PSINet and Trading Post.
Factors which partially offset these increases were:
•	reductions in depreciation expense as a result of changes to service lives for communications assets; and

•	lower depreciation in fiscal 2004 compared with fiscal 2003 was also driven by the general downsizing of owned vehicles.
We capitalise expenditure incurred in the development and enhancement of computer systems as business software. Software developed for internal use is amortised, on average, over a useful life of six years. This useful life has remained unchanged over the three-year period.
Over the three-year period, our goodwill amortisation expense increased mainly due to the additional goodwill arising from our recently acquired controlled entities. In fiscal 2005, we acquired KAZ, PSINet, Telstra Business Systems (formerly Damovo (Australia) Pty Ltd) and Universal Publishers, which led to a higher balance of goodwill recognised in our statement of financial position and an associated rise in the amortisation of goodwill expense during the current year. In fiscal 2004, we acquired Trading Post and Cable Telecom, and the remaining 41.6% share of TelstraClear was acquired in fiscal 2003. Amortisation expense also increased in those years due to the higher goodwill balance carried.
We believe our depreciation and amortisation expense will further increase in fiscal 2006, reflecting the higher capital expenditure expected in fiscal 2006 and future amortisation of the 3G network and spectrum licence.
Net borrowing costs
Table 25 — Net borrowing costs

	Year ended 30 June
	2005	2004	2003	2005/2004	2004/2003
	(in millions)			(% change)

Gross borrowing costs	929	841	984	10.5	(14.5)
Less capitalised interest	(90)	(74)	(105)	21.6	(29.5)

Borrowing costs	839	767	879	9.4	(12.7)
Interest revenue	103	55	84	87.3	(34.5)

Net borrowing costs	A$736	A$712	A$795	3.4	(10.4)

Our borrowing costs are influenced by:
•	our debt level;

•	interest rates;

•	our debt maturity profile; and

•	our level of cash assets (affects net debt).

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
In fiscal 2005, borrowing costs increased by 9.4% due to an increase in our average borrowings required to fund our recent share buy-backs, higher dividend payments and various investment acquisitions including KAZ, Telstra Business Systems (formerly Damovo (Australia) Pty Ltd) and PSINet. Additional funding was also required to manage the increased levels of capital expenditure in fiscal 2005. The increase was partially offset by lower interest rates charged on our new and re-financed long term debt. Capitalised interest increased following the higher work in progress associated with the increased capital expenditure.
Our borrowing costs decreased by 12.7% to A$767 million in fiscal 2004 compared with fiscal 2003 mainly due to a reduced debt portfolio in fiscal 2004. In addition, in fiscal 2003 we incurred further interest costs in closing out TelstraClear interest rate swaps early due to the refinancing of TelstraClear bank loans in September 2002.
In fiscal 2005, interest revenue increased to A$103 million primarily due to our higher level of short term liquid assets held. In addition, we have recognised interest revenue on the REACH capacity prepayment and loan facility following the change in REACH’s operating model, see ‘Related party transactions’ for further detail.
Our interest revenue decreased by 34.5% to A$55 million in fiscal 2004 compared with A$84 million in fiscal 2003 due to lower interest received on the PCCW converting note after it was partially redeemed and a lower level of short term liquid assets held. During fiscal 2003, we received interest on a US$190 million converting note until April 2003 when the note was reduced to US$53 million upon partial redemption as consideration for our entry into a capacity prepayment arrangement with REACH.
Income tax expense
Table 26 — Income tax expense

	Year ended 30 June
	2005	2004	2003	2005/2004	2004/2003
	(in millions)			(% change)

Income tax expense	A$1,822	A$1,731	A$1,534	5.3	12.8

		%

Effective tax rate	29.1	29.6	31.1	(0.5)	(1.5)
In fiscal 2005, our income tax expense increased by 5.3% to A$1,822 million. Income tax expense in fiscal 2005 was impacted by a 7.2% increase in profit before income tax expense. In fiscal 2005, the effective tax rate decreased to 29.1% compared with the effective tax rate of 29.6% in fiscal 2004.
The 0.5% decrease in the effective tax rate was driven by a number of different factors led by adjustments to income tax expense in fiscal 2004 that did not impact our fiscal 2005 income tax expense. This included the provision for the non recoverability of the loan to REACH and further benefits arising from our entry into tax consolidation. In addition, our current year income tax expense has been impacted by the differing treatment of FOXTEL’s losses for accounting and tax purposes. For accounting purposes, these losses are no longer being booked due to the suspension of equity accounting. For tax purposes, these losses continue to be available.
In fiscal 2004, our income tax expense increased by 12.8% to A$1,731 million compared with fiscal 2003. Income tax expense in fiscal 2004 was impacted by an 18.7% increase in profit before income tax expense. In fiscal 2004, the effective tax rate decreased to 29.6% compared with the effective tax rate of 31.1% in fiscal 2003.

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
The 1.5% decrease in effective tax rate was driven by a number of different factors including the write down of our investment in REACH in fiscal 2003, partly offset by the provision for the non recoverability of the loan to REACH in fiscal 2004. In addition, in fiscal 2003 a A$201 million benefit to income tax expense was recorded reflecting an increase in future tax deductions being recognised in our deferred tax balances as a result of applying tax consolidation legislation. Further analysis was performed on these future tax deductions, which enabled us to recognise a subsequent A$58 million benefit in fiscal 2004.
The A$201 million benefit to income tax expense resulted from our election to form a tax consolidation group from 1 July 2002. On formation of the tax consolidated group, the head entity was able to elect to reset the tax values of a subsidiary member under certain allocation rules. The reset of tax values resulted in a benefit to income tax expense reflecting the increase in future tax deductions available from these reset values.
Refer to note 4 to our financial statements for further details on our election to enter tax consolidation and its impact on income tax expense.
International business ventures
We continue to focus on improving returns from our current international investments by consolidating our opportunities in the following ventures in the Asia-Pacific region.
REACH
In February 2001, we sold our global wholesale business, including certain offshore controlled entities, to REACH in exchange for 50% ownership in REACH and cash of US$375 million (A$680 million). On the sale of our global wholesale business, we recognised 50% of the profit (A$852 million), with the remaining balance deferred and recognised over 20 years.
Since the original transaction, REACH has been operating in a difficult environment. Prices for international voice and data carriage have fallen, but growth in usage has not been sufficient to compensate for the loss in revenue caused by the price reductions. Consequently, in December 2002 we made a non cash write down of our investment in REACH of A$965 million, reducing the carrying value to nil. Equity accounting was suspended at that date and remains suspended. As a result, our share of net profits/(losses) in relation to REACH is not booked in the Telstra Group results.
Under AGAAP, REACH’s profit in fiscal 2005 was A$328 million, compared with a loss of A$1,418 million in fiscal 2004 and A$47 million in fiscal 2003. In fiscal 2005, the result was primarily driven by a one-off profit upon entering the IRU agreement. In fiscal 2004, REACH booked an impairment write down on property, plant and equipment and intangibles of A$1.2 billion as a result of the continued deterioration in the global wholesale communications industry, as well as other one-off provisions of A$116 million.
In January 2005, REACH announced that its data capacity would be consumed entirely by its shareholders. We along with our joint venture partner, PCCW, have experienced significant traffic growth over recent years. As a result, PCCW and we have provided forecasts for data capacity requirements, which is expected to absorb virtually all of REACH’s existing inventory for the foreseeable future. REACH has continued its profitable third party voice and satellite business. As part of the process to gain improved operational and financial efficiencies, we along with PCCW announced a number of improvements to the REACH operating model to drive the future performance of this company. Refer to ‘Related party transactions’ for full discussion regarding our dealings with REACH and changes to the REACH operating model.
As at 30 June 2005, the operational performance of REACH is tracking satisfactorily against plan, with a continued focus on core business activities and cost containment. A suite of new IT systems platforms have been progressively introduced to enhance operational performance and customer satisfaction.

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
CSL
In February 2001, we acquired a 60% ownership interest in CSL. We paid US$1,694 million (A$3,085 million), including incidental acquisition costs, to acquire this controlling interest. In June 2002, we acquired the remaining 40% ownership interest in CSL as part of our redemption of a convertible note from PCCW.
CSL operates in the highly competitive Hong Kong mobile market and has delivered a solid revenue performance in fiscal 2005 despite an adverse operating environment, characterised by significant market competition and local voice price erosion. CSL remains Hong Kong’s premium provider of mobile voice and data services.
Table 27 -CSL financial summary

		Year ended 30 June
		2005		2004		2003	2005/2004	2004/2003
				(in millions)			(% change)

Total revenue (1)	HK$	4,308	HK$	4,022	HK$	4,224	7.1	(4.8)

Net profit (1)	HK$	236	HK$	329	HK$	654	(28.3)	(49.7)

(1)	Amounts presented in HK$ have been prepared in accordance with AGAAP.
Until recently, Hong Kong had experienced one of its worst economic downturns in decades with the situation worsened by the outbreak of the SARS virus in March 2003. Furthermore, the Hong Kong mobile market continues to remain highly competitive, with CSL impacted by sustained declines in local voice revenue. In fiscal 2005, CSL revenue increased by 7.1% following a 4.8% decline in fiscal 2004 compared with fiscal 2003. In fiscal 2005, significant revenue increases were achieved in data, international voice and prepaid revenues. Mobile handset sales also increased due to the continued focus on the move into the mass market as well as the launch of new models with advanced features.
For fiscal 2005, the increase in revenue however has been offset by an increase in total expenditure. This increase was largely due to the launch of 3G services in October 2004, with higher handset costs including subsidies and commission expenses, as well as disbursement charges. In fiscal 2004 and fiscal 2003, CSL was adversely impacted by one of its competitors initiating an aggressive price reduction to attract new subscribers. CSL elected not to participate in the price war and instead competed on quality of service, which adversely impacted revenues and net profit in these years.
CSL’s capital expenditure increased over the three-year period to HK$755 million (A$128 million) in fiscal 2005, compared with HK$524 million (A$94 million) in fiscal 2004 and HK$320 million (A$68 million) in fiscal 2003. This growth was primarily driven by the implementation and rollout of 3G services.
During fiscal 2005, in addition to launching its integrated 3G network, CSL had a number of other significant launches including the first Chinese language support for Blackberry services. In the field of mobile entertainment services and content, CSL launched Hong Kong’s first full song download over 3G, MP3 Ringtones, Interactive Online Gaming and Mobile Drama. Active data users represent a significant portion of CSL’s postpaid customer base.

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
TelstraClear
TelstraClear, the second largest full service carrier in New Zealand, has been operating in its current form since December 2001. In December 2001, we merged our 50% owned joint venture, TelstraSaturn and CLEAR Communications, to form TelstraClear. As part of this transaction, we acquired an additional 8.4% interest in the merged entity and began the consolidation of 58.4% of TelstraClear’s results. In April 2003, we acquired the remaining 41.6% interest in TelstraClear for A$25 million and consolidated 100% of TelstraClear’s results from that date.
Table 28 — TelstraClear financial summary

		Year ended 30 June
	2005		2004		2003		2005/2004	2004/2003
				(in millions)			(% change)

Total revenue (1)	NZ$	716	NZ$	692	NZ$	651	3.5	6.3

Net profit/(loss) (1)	NZ$	7	NZ$	3	NZ$	(138)	133.3	102.2

(1)	Amounts presented in NZ$ have been prepared in accordance with AGAAP.
During the three-year period, TelstraClear has continued to grow revenue while managing cost levels, with strong retail revenue growth in the consumer and small business markets resulting from aggressive marketing strategies, as well as some major corporate customer wins. Growth in the retail segment has been partly offset by reduced wholesale revenues driven by competition and rate reductions. Regulatory change in fiscal 2004 allowed TelstraClear the opportunity to resell residential services to the 90% of New Zealand homes that previously had no choice of service provider. This was a major strategic focus for TelstraClear in fiscal 2005.
In November 2004, TelstraClear acquired a local ICT player, Sytec Resources Limited and its controlled entities (Sytec). This investment is an important step to leverage TelstraClear’s existing ICT capability and provides future growth opportunities in this segment.
New Zealand is a strategically important market for our trans-Tasman customers and the combination of TelstraClear and Telstra enables us to provide customers on both sides of the Tasman with seamless communication and IT solutions.

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
Financial position
Table 29 shows our summarised statement of financial position in accordance with AGAAP as at 30 June 2005.
Table 29 — Summarised statement of financial position (1)

	As at 30 June
	(in millions)
	2005	2005	2004
	A$	US$(2)	A$

Current assets
Cash assets	1,540	1,174	687
Other current assets	4,637	3,532	4,640

Total current assets	6,177	4,706	5,327

Non current assets
Property, plant and equipment	23,351	17,789	22,863
Intangibles — goodwill	2,287	1,742	2,104
Intangibles — other	1,581	1,204	1,501
Other non current assets	2,914	2,219	3,198

Total non current assets	30,133	22,954	29,666

Total assets	36,310	27,660	34,993

Current liabilities
Interest bearing liabilities	1,518	1,156	3,246
Other current liabilities	4,864	3,705	4,330

Total current liabilities	6,382	4,861	7,576

Non current liabilities
Interest bearing liabilities	11,816	9,001	9,014
Other non current liabilities	3,231	2,462	3,042

Total non current liabilities	15,047	11,463	12,056

Total liabilities	21,429	16,324	19,632

Net assets	14,881	11,336	15,361

Shareholders’ equity
Telstra Entity	14,879	11,334	15,359
Outside equity interests	2	2	2

Total shareholders’ equity (3)	14,881	11,336	15,361

(1)	Our detailed statement of financial position measured and classified under AGAAP is included in our financial statements. Refer to note 30 to our financial statements for our statement of financial position measured and classified under USGAAP.

(2)	Translated at the noon buying rate on 30 June 2005 of A$1.00 = US$0.7618.

(3)	Total shareholders’ equity under USGAAP is A$14,367 million in fiscal 2005 and A$15,291 million in fiscal 2004. Outside equity interests are not classified as shareholders’ equity under USGAAP.
We continue to maintain a strong financial position with net assets of A$14,881 million, compared with A$15,361 million as at 30 June 2004. The decrease in net assets by A$480 million comprised an increase in total liabilities of A$1,797 million, offset by an increase in our total assets of A$1,317 million.
The increase in total liabilities of A$1,797 million was primarily driven by a A$1,074 million rise in total interest-bearing liabilities in order to fund the special dividend and share buy-back during fiscal 2005. The increase was facilitated by bond issues in Europe, Switzerland, New Zealand and Australia. A stronger Australian dollar also contributed to increased interest-bearing liabilities as our cross currency swap position has moved from a net receivable to a net payable. In addition, our payables increased to reflect the deferred payment settlement terms on our acquisition of the 3G RAN assets.

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
The increase in total assets of A$1,317 million was primarily due to the following movements during the year:
•	cash assets grew by A$853 million partially due to the proceeds on our EUR1 billion bond issue being received just prior to 30 June 2005, which was subsequently invested in the short term money market;

•	our property, plant and equipment increased by A$488 million, largely due to the recognition of our share of 3G RAN assets acquired as part of a partnership formation with H3GA;

•	goodwill and other intangibles grew by A$183 million and A$80 million respectively, mainly due to intangible assets acquired as part of our investment acquisitions including KAZ, Telstra Business Systems (formerly Damovo (Australia) Pty Ltd) and PSINet; and

•	other non current assets decreased by A$284 million mainly due to movement in our cross currency swaps portfolio to a net payable position as a result of the appreciating Australian dollar. In addition, we terminated our capacity prepayment with our joint venture entity, REACH, and entered into an IRU arrangement with REACH with a carrying value of A$216 million as at 30 June 2005.
We have made a number of significant acquisitions during fiscal 2005 to strengthen our operational capabilities and provide additional opportunities for growth. These acquisitions include KAZ, Telstra Business Systems (formerly Damovo (Australia) Pty Ltd) and PSINet. We believe our acquisitions will enable us to capitalise on the expertise of these entities and provide additional opportunities for us to compete in emerging strategic markets. The consideration of these acquisitions amounted to A$530 million, with an equivalent amount recognised across the Telstra Group financial position on consolidation.
For further details on our financial condition, refer to ‘Overview of key factors affecting our business and financial performance’ and ‘Liquidity and capital resources’ below.

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
Liquidity and capital resources
Capitalisation
Table 30 shows our capitalisation in accordance with AGAAP as at 30 June 2005.
Table 30 — Capitalisation

	As at 30 June 2005
	(in millions)
	A$	US$ (1)

Cash	1,540	1,174

Short term debt (2)(3)(4)	1,514	1,153

Long term debt
Telstra bonds (unsecured)	2,608	1,987
Other Loans (unsecured)	8,297	6,321
Cross currency swap hedge (net)(4)	864	658
Finance leases	47	36

Total long term debt (4)	11,816	9,002

Shareholders’ equity
Contributed equity (12,443,074,357 (2004: 12,628,359,026) fully paid ordinary shares issued)(5)	5,793	4,413
Reserves	(157)	(120)
Retained profits (5) (6)	9,243	7,041
Outside equity interests (7)	2	2

Total shareholders’ equity (8)	14,881	11,336

Total capitalisation (9)	28,211	21,491

(1)	Translated at the noon buying rate on 30 June 2005 of A$1.00 = US$0.7618.

(2)	Includes the current portion of long term debt.

(3)	No interest-bearing liabilities are guaranteed by third parties. All of our significant interest-bearing liabilities were unsecured, except for finance leases which are secured, as the rights to the leased assets revert to the lessor in the event of default.

(4)	Both our current and non current cross currency swap hedge receivables and payables are included in our debt position and classified as short term and long term debt as per their maturity.

(5)	On 15 November 2004, we completed an off-market share buy-back of 185,284,669 ordinary shares as part of our ongoing capital management program. The ordinary shares were bought back at A$4.05 per share comprising a fully franked dividend component of A$2.55 per share and a capital component of A$1.50 per share. The Commonwealth of Australia did not participate in the share buy-back. The shares bought back were subsequently cancelled, reducing the number of fully paid ordinary shares on issue. In total, 1.47% of our total issued ordinary shares or 3.0% of our non Commonwealth owned ordinary shares, were bought back.

(6)	On 11 August 2005, we declared a fully franked final dividend of A$0.14 and a special dividend of A$0.06 per ordinary share, payable on 31 October 2005. These dividends were not deducted from retained profits as at 30 June 2005 and are disclosed as a post balance date event, refer to note 28 to our financial statements for further detail.

(7)	Outside equity interests are not classified as shareholders’ equity under USGAAP.

(8)	Total shareholders’ equity under USGAAP is A$14,367 million. Refer to note 30 to our financial statements.

(9)	Total capitalisation consists of short term debt, long term debt and shareholders’ equity, including minority interests.
Cash assets as at 30 June 2005 were A$1,540 million, compared with A$687 million as at 30 June 2004 and A$1,300 million as at 30 June 2003. Our cash assets held are predominantly Australian dollars. As at 30 June 2005, our total interest-bearing liabilities (debt) were A$13,330 million, net of cross currency swap hedge receivables. After deducting cash assets, net debt as at 30 June 2005 was A$11,790 million, compared with A$11,167 million as at 30 June 2004 and A$10,972 million as at 30 June 2003.
Approximately 27.2% of our total debt consisted of Australian dollar denominated borrowings, with the balance sourced from a variety of foreign currency markets. Our current interest-bearing liabilities that mature in less than 12 months amount to A$1,514 million (including current cross currency swap hedge receivables of A$4 million), representing approximately 11.4% of our total debt. This primarily includes

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
commercial paper of A$449 million, loans of A$523 million and Telstra bonds of A$516 million maturing within the fiscal 2006 year. For a summary of the maturity profile of our debt, see note 16 to our financial statements.
As at 30 June 2005, we had access to A$625 million and US$200 million of committed standby bank lines. These comprise bilateral arrangements with approximately one year duration with nine major banks that fall due for renewal at various times throughout the year. We have four commercial paper programs with a total nominal borrowing capacity of A$2 billion, US$4 billion, EUR4 billion and NZ$0.30 billion (the New Zealand dollar facility is technically unlimited but we estimate a practical limit of around NZ$0.30 billion based on the efficient capacity of the New Zealand market). In each case, we issue commercial paper through dealers on a quotation (non underwritten) basis. Our commercial paper facilities are not committed and do not provide guaranteed access to funds. As at 30 June 2005, we had drawn down US$156 million of our United States dollar facility and NZ$266 million of our New Zealand dollar facility. We had not drawn down on our Australian dollar and Euro commercial paper facilities at year end. Generally, our facilities are available unless we default on any terms applicable under the relevant agreements or we become insolvent.
Our objective with our short term facilities is to provide ready and efficient access to substantial borrowings capacity in order to ensure that we can comfortably meet any unforseen demands for funding. We have established commercial paper programs as outlined above that provide diverse and reliable sources of funding. The maturity of our total debt portfolio is generally aligned to meet our cash flow requirements.
Our foreign currency exchange risk refers to the risk that the values of our financial commitments or investments will fluctuate due to changes in foreign exchange rates. Other than borrowings in foreign currency specifically held as hedges against foreign currency assets, foreign currency borrowings are fully hedged at draw down to Australian dollars by applying cross currency swaps with similar maturities, this effectively provides funding in Australian dollars at draw down. Foreign currency risk also arises on the translation of the financial results of non-Australian controlled entities. The foreign exchange exposure on our offshore investments is commonly termed ‘translation risk’. Hedging of this risk is sometimes undertaken using foreign currency borrowings to provide a natural hedge position. Where this is not an option, we use derivative instruments such as forward foreign currency contracts to hedge our translation risk.
Our foreign currency exchange risk is managed centrally by our treasury department, which is part of our Finance and Administration business unit. For additional information regarding our foreign currency position, the management of our foreign currency exchange risk and interest rate profiles, see ‘Quantitative and qualitative disclosures about market risk’, ‘Key information — Risk factors’, and notes 16 and 29 to our financial statements.
Our current liabilities are typically in excess of our current assets, as common with most international telecommunications companies. We have negative working capital of A$205 million as at 30 June 2005, A$2,249 million as at 30 June 2004 and A$77 million as at 30 June 2003. We define our working capital as the difference between current assets and current liabilities. We believe that our negative working capital position does not create a liquidity risk because we can delay the timing of our discretionary capital expenditure should cash inflows from our diverse customer base diminish at any point in time. In addition, our commercial paper programs and standby bank lines provides us with readily available sources of liquidity at short notice when the need arises. As a result, these contributing factors and our existing working capital enables us to meet our present and future expenditure obligations, including the potential realisation of any contingencies, as required.
In fiscal 2005, the improvement in our negative working capital position to A$205 million reflects the high level of cash assets held at year end, in conjunction with a lower level of short term debt. The increase in cash assets was driven by the proceeds received from a Eurobond issued in late June 2005, which was largely undertaken as pre-funding for the fiscal 2006 funding requirements. In fiscal 2005, we undertook several new

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
long term bond issues to manage our working capital requirements and re-finance our maturing long term debt. In fiscal 2004, the increase in negative working capital compared with fiscal 2003 reflected the reclassification of a portion of long term debt to current debt as an increased component was due to mature in fiscal 2005.
In fiscal 2005, net cash provided by operating activities amounted to A$8,163 million, compared with A$7,433 million in fiscal 2004 and A$7,057 million in fiscal 2003. Cash generated from operations continue to be our primary source of liquidity. Strong operational cash flows continue to generate funding for capital expenditure, investment acquisitions in accordance with our strategic objectives, dividend payments to our shareholders and funding of share buy-backs undertaken.
Over the three-year period, our operating cash flows have remained strong and relatively consistent each month. The major spikes in cash flows across the Company arise from significant receipts such as asset and investment sales, and from significant outgoings such as the acquisition of large assets and investments, capital returns, dividend payments and tax instalments. In general, we use our cash generated and other liquid assets, as well as our short term debt to cover our major outgoings.
The majority of our funding is generated by the operations of Telstra Corporation Limited, the parent entity in the group. As a result, we do not rely on dividends from controlled entities for our liquidity needs. We are not aware of any restrictions on the payment of dividends apart from those specified in the Corporations Act 2001, common law requirements or through local jurisdictional obligations.
During fiscal 2005, we undertook several new long term borrowings that included:
•	a EUR500 million 10 year bond that will mature in July 2014;

•	two A$500 million domestic bonds of 8 and 10 years duration that will mature in November 2014 and April 2015 respectively;

•	two NZD$100 million bonds of 7 and 10 years that will mature in November 2011 and November 2014 respectively;

•	a CHF300 million 8 year bond that will mature in April 2013; and

•	a EUR1,000 million bond, comprising a EUR500 million tranche that will mature in June 2010 and a further EUR500 million tranche that will mature in July 2015.
During fiscal 2004, we did not undertake any new significant long term borrowings as existing maturing long term debt of A$679 million in fiscal 2003 was funded by cash flow from operations and a reduction in the holdings of liquid assets.
In June 2004, our Board of Directors announced that it had undertaken a review of the Company’s capital management strategy. Based on this review, the Board announced its intention to return an additional A$1,500 million to shareholders each fiscal year until fiscal 2007 through special dividends and share buy-backs, subject to us maintaining our target financial parameters. As part of this capital management program, we completed an off-market share buy-back of A$750 million and paid a special dividend of 6 cents per share with our interim dividend during fiscal 2005. On 11 August 2005, we declared a fully franked special dividend of 6 cents per share to be paid with the final dividend during fiscal 2006 and the intention to pay a fully franked special dividend with the interim dividend during fiscal 2006 of 6 cents per share. Refer to ‘Overview of key factors affecting our business and financial performance — Outlook’ for further details on our capital management policies.
In June 2004, immediately following the capital management announcement, our long term credit rating was lowered by the major rating agencies; Standard and Poors to A+, Moody’s Investors Service to A1 and Fitch Ratings to A+. All three rating agencies assigned a stable outlook on their ratings. In May 2005,

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
Standard and Poors and Moody’s Investors Service subsequently changed their outlook from stable to negative. This change was generated by the uncertain environment that we are operating in, as evidenced by our regulatory setting and also the speculation surrounding the privatisation of our Company. The privatisation of Telstra is dependent upon many factors including the passing of appropriate legislation through parliament and market conditions. Notwithstanding these reviews, our credit rating remains strong within the global telecommunications sector. Ratings are not a recommendation to purchase, hold or sell securities, and may be changed, superseded or withdrawn at any time.
We believe capital expenditure will continue to be financed largely from our cash flow from operations. Maturing long term debt of A$1,055 million in fiscal 2006 is expected to be principally re-financed by a reduction in liquid assets and an increase in short term debt.
Cash flow information
Table 31 provides information regarding our cash flows and liquidity during the three-year period.
Table 31 — Cash flow

	Year ended 30 June
	2005			2004	2003		2005/2004	2004/2003
				(in millions)			(% change)

Net cash provided by operating activities		8,163		7,433		7,057	9.8	5.3
Net cash used in investing activities		(3,809)		(3,270)		(2,492)	16.5	31.2
Net cash used in financing activities		(3,512)		(4,776)		(4,317)	(26.5)	10.6

Net increase/(decrease) in cash	A$	842	A$	(613)	A$	248	237.4	(347.2)

Net cash provided by operating activities
Our primary source of liquidity is cash generated from our operations. Net cash provided by operating activities includes receipts from trade and other receivables, and payments to suppliers and employees. In addition, this category includes income tax paid, GST received, paid and remitted to the Australian Taxation Office (ATO), borrowing costs paid and interest received.
During fiscal 2005, net cash provided by operating activities increased by A$730 million, or 9.8% to A$8,163 million. The main drivers of this change included growth in receipts from trade and other receivables of A$1,321 million and payments to suppliers and employees of A$687 million, as well as a decline in income tax paid by A$138 million. Higher revenue and expenses, led by the consolidation of the trading activities of our recently acquired controlled entities drove the rise in receipts and payments. However, this increase was partly offset by a continued focus on working capital management. Income taxes paid reduced in fiscal 2005 mainly due to a lower final tax payment in December 2004 relating to the 2004 financial year. The final payment was higher in fiscal 2004 as the Pay As You Go (PAYG) tax instalment rate set by the ATO for fiscal 2003 was too low.
During fiscal 2004, net cash provided by operating activities increased by A$376 million, or 5.3% to A$7,433 million compared with fiscal 2003. The main drivers included growth in receipts from trade and other receivables of A$443 million, and a decline in payments to suppliers and employees of A$104 million and borrowing costs paid of A$153 million. The increase was predominantly due to improvements in working capital and a reduction in interest paid from lower debt levels. Offsetting this increase to some extent was the rise in income tax paid of A$320 million due to differences in the final tax payments and the PAYG instalment rates as mentioned above.

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
Net cash used in investing activities
Net cash used in investing activities represents amounts paid for capital assets and investments, offset by cash receipts from the sale of capital assets and investments. During the three-year period, we continued to commit a substantial amount of capital and other resources to upgrade and rationalise our network infrastructure and improve a number of our systems.
Table 32 — Net cash used in investing activities

	Year ended 30 June
	2005	2004	2003	2005/2004	2004/2003
	(in millions)			(% change)

Switching	344	298	376	15.4	(20.7)
Transmission	367	378	378	(2.9)	—
Customer access	887	794	959	11.7	(17.2)
Mobile telecommunications networks	511	416	449	22.8	(7.3)
International assets	279	192	193	45.3	(0.5)
Capitalised software	543	452	583	20.1	(22.5)
Specialised network functions (1)	307	221	216	38.9	2.3
Other	385	336	210	14.6	60.0

Operating capital expenditure	3,623	3,087	3,364	17.4	(8.2)
Less: capitalised interest	(90)	(74)	(105)	21.6	(29.5)

Capital expenditure (excluding capitalised interest)	3,533	3,013	3,259	17.3	(7.5)

Add: patents, trademarks and licences (including 3G spectrum)	6	2	2	200.0	—
Add: investments	590	668	71	(11.7)	840.8

Capital expenditure (excluding capitalised interest) and investments	4,129	3,683	3,332	12.1	10.5
Sale of capital equipment, investments and other assets	(320)	(413)	(840)	(22.5)	(50.8)

Net cash used in investing activities	A$3,809	A$3,270	A$2,492	16.5	31.2

Capital expenditure (including capitalised interest, and patents, trademarks and licences) and investments	A$4,219	A$3,757	A$3,437	12.3	9.3

(1)	Specialised network functions refer to specialised (Automated Data Processing (ADP) type) hardware and software dedicated to our telecommunications network that performs a network function associated with the provision of products, services or functionaility.
In fiscal 2005, our operating capital expenditure increased by 17.4% to A$3,623 million. This growth was led by the increased demand for broadband ADSL services and the development of our 3G infrastructure. The increase in our operating capital expenditure was across all capital expenditure categories, with the exception of a decrease in transmission expenditure reflecting the prior year acquisition of a significant transmission system. The key areas of expansion in operating capital expenditure for fiscal 2005 included:
•	higher domestic switching as a result of increased demand for broadband ADSL and specialised wideband services driven by new government and large corporate customer contracts;

•	increased expenditure on the customer access network (CAN) largely due to the significant rise in broadband ADSL demand;

•	expenditure on mobile networks grew primarily due to the 3G program of works, as well as improvements in the depth of coverage in the GSM and CDMA networks. The 3G program includes the A$22 million cash payment for our new asset sharing arrangement with H3GA. The remaining consideration of A$428 million under this arrangement was deferred and is not included in our investing cash flows as at 30 June 2005. The deferred consideration will be payable over the next two financial years, with the last instalment due on 1 July 2006. We have also capitalised A$26

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
million of transaction costs paid in relation to the 3G asset purchase. Partially offsetting this increase were reductions in the traditional 2G, 1XRTT and untimed local calls extended zone programs;

•	growth in international capital expenditure driven by the purchase of dedicated components of REACH’s international cable capacity to satisfy additional demand following the change in the operating model for REACH, refer to ‘Related party transactions’ for additional details. In addition, CSL expenditure increased reflecting the development of their own 3G infrastructure;

•	increased expenditure in capitalised software resulting from the purchase of a long term Microsoft desktop licence and enterprise resource planning system (SAP) licences. We also acquired 3G software development and other specialised IT programs such as billing rationalisation, privacy compliance and the next generation cost reduction programs;

•	growth in specialised network function expenditure relating to the provision of 3G mobile data solutions for areas such as i-mode content, development of a new BigPond® system for customer management and product billing, as well as increased broadband content development; and

•	a rise in the other capital expenditure category was led by higher expenditure on Internet data centres to accommodate commercial hosting products, systems and platforms, as well as growth in telepower programs due to the increased ADSL broadband demand. The increase was partially offset by a reduction of expenditure on land and buildings following project completions.
In fiscal 2004, our operating capital expenditure decreased by 8.2% to A$3,087 million compared with fiscal 2003. Our operating capital expenditure declined in fiscal 2004 predominantly due to the tight control over our capital expenditure program resulting from process efficiencies. The key areas of movement in operating capital expenditure for fiscal 2004 compared with fiscal 2003 include:
•	lower domestic switching expenditure due to reduced demand for traditional wideband technology services and a more efficient utilisation of existing infrastructure to support high speed products and capacity to meet customer demand. Underpinning the reduction is the continued trend in delivering services utilising broadband technology alternatives;

•	decreased expenditure on the CAN mainly due to the increased efficiency of our network resulting from the combined broadband and narrowband program. We improved our focus on pro-active work programs and other processes resulting in lower unit costs and reduced held orders, as well as a more targeted technology deployment. Offsetting this reduction to some extent was the increase in demand for new estates and redevelopment programs, particularly in regional areas and the increased demand for ADSL broadband technology;

•	decreased expenditure in mobile networks was driven by the CDMA 1xRTT deployment program and government sponsored works nearing completion. In fiscal 2004, we also completed the majority of customer demand capacity and core installation requirements for mobile data bearer networks. Offsetting this reduction was the one-off purchase of EVDO equipment. This broadband-like wireless service creates ‘Hot Regions’ of high speed data in capital cities, key regional cities and all major airports; and

•	expenditure on capitalised software reduced primarily due to the reclassification of fiscal 2003 expenditure to other items and improvements in productivity, as well as reduced cycle times. In addition, expenditure in fiscal 2003 included the rollout of some significant projects such as an amalgamation of the field workforce systems.

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
Our expenditure on investments amounted to A$590 million in fiscal 2005, compared with A$668 million in fiscal 2004 and A$71 million in fiscal 2003. This expenditure was significantly higher in both fiscal 2005 and fiscal 2004 compared with fiscal 2003, predominantly due to our acquisitions of KAZ and PSINet during fiscal 2005, and the Trading Post during fiscal 2004. Over the three-year period, our cash investment acquisitions resulted from the following significant items:
•	A$340 million for the acquisition of 100% of the issued share capital of KAZ in fiscal 2005;

•	A$124 million for the acquisition of 100% of the issued share capital of PSINet in fiscal 2005;

•	A$66 million for the acquisition of 100% the issued share capital of ESA Holding Pty Ltd and its controlled entity Damovo (Australia) Pty Ltd (now known as Telstra Business Systems), and Damovo HK Limited for A$66 million in fiscal 2005;

•	A$46 million for the acquisition of 100% of the issued share capital of Universal Publishers in fiscal 2005;

•	A$638 million for the acquisition of 100% of the issued share capital of Trading Post in fiscal 2004;

•	A$38 million for the acquisition of 100% of the issued share capital of Cable Telecom in fiscal 2004;

•	additional investments in FOXTEL of A$5 million in fiscal 2005 and A$50 million in fiscal 2003; and

•	A$25 million for the acquisition of the remaining 41.6% shareholding in TelstraClear in fiscal 2003.
As part of our investment acquisitions, we have acquired cash assets of A$13 million in fiscal 2005, A$7 million in fiscal 2004 and nil in fiscal 2003.
Our sale of capital equipment, investments and other assets amounted to A$320 million in fiscal 2005, compared with A$413 million in fiscal 2004 and A$840 million in fiscal 2003. Over the three-year period, our cash proceeds resulted from the following significant items:
•	the redemption of the converting note issued by PCCW with a cash consideration of A$76 million in fiscal 2005;

•	the sale of our 1.7% shareholding in Intelsat Limited for A$69 million in fiscal 2005;

•	the sale of our 5.3% shareholding in Infonet Services Corporation for A$65 million in fiscal 2005;

•	the sale of our 22.6% shareholding in IBMGSA for A$154 million in fiscal 2004;

•	the sale of our 20.4% shareholding in MGTI for A$50 million in fiscal 2004; and

•	the sale of 7 office properties around Australia for A$570 million in fiscal 2003.
We expect to incur future capital expenditure in the following areas:
•	meeting ongoing customer demand for existing products and services, while ensuring service levels are improved;

•	developing new products and services to meet the changing needs of our customers;

•	asset lifecycle management;

•	providing additional coverage and depth on our digital GSM and CDMA mobile networks;

•	upgrading our customer access network;

•	further development of our broadband and online infrastructure to meet future growth;

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
•	providing telecommunications services to rural and remote areas;

•	internal business support infrastructure to ensure continued productivity improvements, operational efficiencies and customer relationship process improvements; and

•	further investment to complement and fit with our existing strategies including the joint operation and continued development of the 3G RAN.
We believe our total capital expenditure will increase in fiscal 2006 to meet our 3G commitments, the broadband demand and investment in a number of business improvement projects, such as the broadband management system, customer access network rehabilitation and new billing platforms.
We believe our cash flow from operating activities and available borrowings will be sufficient to meet our anticipated capital expenditure and investment requirements.
Net cash used in financing activities
Our net cash flow used in financing activities decreased by A$1,264 million to A$3,512 million in fiscal 2005. The difference was mainly attributable to a movement of A$1,775 million on our net proceeds/repayments on our borrowings. In fiscal 2005, we received net proceeds of A$1,409 million (compared with net repayments of A$366 million in fiscal 2004) resulting from the re-financing of debt which matured during fiscal 2005. Other contributing factors include the rise in dividend payments due to the higher level of dividends (including special dividends) paid in the current year. In addition, an off-market share buy-back involving 185,284,669 shares in fiscal 2005 was A$253 million lower than the share buy-back undertaken in prior year. The prior year also included funding to acquire REACH’s loan facility, amounting to A$226 million.
Our net cash flow used in financing activities increased by A$459 million to A$4,776 million in fiscal 2004 compared with fiscal 2003. This increase was mainly due to the share buy-back undertaken and funding provided to acquire REACH’s loan facility. In fiscal 2004, we completed an off-market share buy-back of 238,241,174 ordinary shares. The cost of the share buy-back comprised purchased consideration of A$1,001 million and associated transaction costs of A$8 million. No share buy-back was undertaken in fiscal 2003. In addition, we bought out, with our co-shareholder PCCW, a loan facility owed by REACH and its controlled entity, Reach Finance Limited as mentioned above. Our share of the payment amounted to A$226 million. These increases were partly offset by a reduction in the net repayments of borrowings. In fiscal 2004, we made net repayments of A$366 million compared with A$983 million in fiscal 2003. The higher net repayment in fiscal 2003 was mainly due to the timing of our borrowing maturity.
Refer to ‘Liquidity and capital resources’ for details of our financing arrangements and debt balances.
Contractual obligations and commercial commitments
In the ordinary course of business we enter into long term agreements for the supply of products and services to support our business needs. While the liability under these agreements only arises on supply, we have a commitment to acquire the particular products and services under the relevant agreements. In addition, we are obligated to meet our long term debt requirements.

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
Table 33 — Contractual obligations and commercial commitments as at 30 June 2005

	Amount of expiration per period
	Total	Within	Within	Within	Within	Within	After
	amounts	1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	5 years
	committed	(in millions)

Expenditure commitments in relation to:
Capital expenditure (1)	677	537	27	10	11	13	79
Non-cancellable operating leases	1,523	380	260	209	149	128	397
Finance leases	52	7	6	6	4	2	27
FOXTEL other commitments	1,689	144	144	118	93	80	1,110
Other expenditure commitments	1,013	494	181	96	69	33	140

Total contractual obligations and commercial commitments	4,829	1,554	610	430	316	245	1,674

Long term debt obligations:
Long term debt obligations (including current obligations of long term debt) (2)	12,028	1,013	890	1,297	583	792	7,453
Unamortised discount (2)	(84)	(1)	(3)	(2)	(2)	(5)	(71)

	11,944	1,012	887	1,295	581	787	7,382

Total contractual obligations and commercial commitments (including long term debt obligations)	A$16,773	A$2,566	A$1,497	A$1,725	A$897	A$1,032	A$9,056

(1)	Included in our capital expenditure commitments is our share of FOXTEL capital commitments. Our share amounted to A$133 million, which relates to the purchase of digital set top box units. The presentation of our commitments is consistent with note 20 to our financial statements.

(2)	Our long term debt obligations (including the current portion of long term debt) exclude our cross currency swap hedge position. In addition, it excludes our finance leases as these commitments are included separately in the above table. Additional details regarding the split of our long term debt obligations is provided in note 16 to our financial statements. Refer to ‘Liquidity and capital resources’ for further discussion regarding our debt obligations.
Our capital expenditure commitments predominantly relate to expenditure to which we have committed with external parties to build and improve our networks, enhance our network software and meet our software and hardware requirements. In addition, we have a share of commitments relating to FOXTEL for the purchase of digital set top box units.
Our non-cancellable operating lease commitments relate to lease agreements we have entered into for the following purposes:
•	rental of land and buildings, over an average term of 7 years, including the operating leases entered into regarding the 7 office properties sold as part of our sale and leaseback transaction in fiscal 2003;

•	rental of motor vehicles, caravan huts, trailers and mechanical aids over an average term of between 2 and 12 years, depending on the type of vehicle; and

•	rental of personal computers and related equipment over an average term of 3 years.
In addition to our non-cancellable operating leases, we have commitments under cancellable operating leases amounting to A$343 million. These commitments include leases of IT equipment and motor vehicles. It also includes commitments for leased assets used in the supply of desktop services to our customers.
Our finance lease commitments of A$52 million relate to capitalised property leases and leases for IT equipment to support our client requirements for managed service solutions. In addition, we have previously entered into US finance leases with several entities incorporated in the Cayman Islands relating to communications exchange equipment, with an average term of 11 years. We have provided guarantees

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
over the performance of these entities under defeasance arrangements, whereby lease payments are made on our behalf by the entities over the remaining term of the finance leases. Refer to note 20 to our financial statements for further details.
The FOXTEL commitments primarily relate to our 50% share of the FOXTEL partnership’s commitment to acquire subscription television programming that is subject to minimum subscriber guarantee levels. The minimum subscriber payments fluctuate in accordance with price escalation/reduction formulae contained in the agreements. During fiscal 2005, FOXTEL reviewed and reassessed the applicable commitment period for the minimum subscriber guarantee contracts. As a result, our share of the commitment was adjusted down from those commitments previously expected to eventuate. Due to the joint and several nature of the FOXTEL partnership agreements, we are also contingently liable to the extent of our FOXTEL partners’ share of these commitments should FOXTEL and/or the other FOXTEL partners default on their payment obligations under these agreements.
Our other expenditure commitments include the following items:
•	commitments relating to service contracts for maintenance and support of our software and hardware, amounting to A$308 million;

•	expenditure commitments of A$191 million over the next 12 years in relation to CSL’s acquisition of a 3G spectrum licence in October 2001;

•	commitments for general maintenance and other expenditure in our voice and mobility area, amounting to A$166 million; and

•	commitments for general maintenance and other expenditure in our data and online area, amounting to A$169 million.
Until 1 March 2005, we were committed to an International Services Agreement Australia (AISA) agreement with our joint venture entity, REACH, which required us to purchase from REACH a certain percentage of our annual capacity requirements of switched voice, international transmission and global Internet access services. Our commitment was terminated as part of the lead up to the restructure of our arrangements with REACH and as a result, we have no further commitments under this arrangement, refer to ‘Related party transactions’ for further details.
Off balance sheet arrangements
Indemnities, performance guarantees and financial support
As at 30 June 2005, we had provided indemnities, performance guarantees and financial support to various entities. This includes arrangements with our joint venture entities such as REACH, FOXTEL and the 3GIS Partnership. The features and counterparties involved in these contingent liabilities are disclosed in detail in note 21 to our financial statements.
Derivative contracts
We maintain a portfolio of derivative contracts to enable us to manage risks of the business, the nature of which are forward foreign currency contracts, interest rate swaps and cross currency swaps.
The principal and net market value of our interest rate swaps and cross currency swaps are not consolidated in our statement of financial position under AGAAP. The net notional principal amount and net fair value of our outstanding interest rate swaps was A$2,027 million and A$379 million respectively as at 30 June 2005. The net fair value represents the market value of both the fixed and floating components of our interest rate swaps. Our accrued interest payable on the interest rate swaps is included within current payables in our statement of financial position and amount to A$41 million. Our interest rate swap position as at 30 June

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
2005 reflected that on a net basis, we pay interest on the interest rate swaps at variable rates and receive interest on the interest rate swaps at fixed rates.
The net notional principal amount of the payable leg of our outstanding cross currency swaps was A$9,259 million and the net fair value was a negative A$864 million as at 30 June 2005. The net fair value represents the market value of our outstanding cross currency swaps. The hedge receivables and hedge payables arising from our cross currency swaps entered to hedge our foreign currency borrowings amounts to a net borrowing (including accrued interest) of A$871 million. This carrying amount is recorded in current and non current interest-bearing liabilities, as well as current receivables in our statement of financial position under AGAAP.
The nature, business purposes and importance of our derivative instruments is discussed in note 29 to our financial statements. Gains and losses arising from our derivative transactions are recognised in the statement of financial performance in accordance with the accounting policy detailed in note 1 to our financial statements.
Share trusts
We own 100% of the equity of Telstra ESOP Trustee Pty Ltd and Telstra Growthshare Pty Ltd, the corporate trustees for the Telstra Employee Share Ownership Plan Trust (TESOP97), the Telstra Employee Share Ownership Plan Trust II (TESOP99) and the Telstra Growthshare Trust. These trusts have been established to administer our employee share plans as described in note 19 to our financial statements.
We incur expenses on behalf of TESOP97 and TESOP99 in relation to administration costs of these trusts. We also provide all of the funding to the Telstra Growthshare Trust to enable it to purchase Telstra shares on market to underpin our employee share plan issues. Under AGAAP, we do not consolidate or equity account these trusts as we do not control or significantly influence them. Refer to note 1 to our financial statements for further information regarding its accounting treatment.
TESOP97, TESOP99 and the Telstra Growthshare Trust are considered to be variable interest entities under FASB Interpretation No. 46 revised December 2003 (FIN 46), ‘Consolidation of Variable Interest Entities’. We are considered to be the primary beneficiary of these trusts under FIN 46 and have consolidated them for USGAAP purposes. Refer to note 30(s) to our financial statements for further information.
Superannuation commitments
Over the three-year period, we sponsored the following defined benefit schemes:
•	CSS, up until settlement on 17 June 2004;

•	Telstra Super; and

•	the CSL Retirement Scheme.
Under AGAAP, the financial position of these schemes is not recorded in our statement of financial position. As at 30 June 2005, the net surplus of our defined benefit schemes measured under AGAAP was A$1,158 million for Telstra Super and A$5 million for the CSL Retirement Scheme.
On 17 June 2004, the Commonwealth paid Telstra Super A$3,125 million in settlement of obligations under the CSS. As part of the settlement arrangement, the Commonwealth assumed the present obligation for past, present and future liabilities in respect of former and current Telstra employees who remain in the CSS. This money was owed to Telstra Super as a result of the transfer of our staff from the CSS to Telstra Super, either when the fund started in 1990, or when a subsequent opportunity to transfer arose in 1992. When the fund started in 1990, an agreement was struck whereby the money owed to Telstra Super would be paid to them over an extended period. The settlement of these payments in June 2004 was taxed at the rate of 15%.

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
Please refer to note 22 to our financial statements for details on our commitments and exposures in regard to superannuation schemes held for our employees in Australia and internationally.
Property leases
During fiscal 2005 and fiscal 2004, we have had no significant sale and leaseback transactions. In fiscal 2003, we entered into a sale and leaseback transaction on a portfolio of 7 office properties for sales proceeds of A$570 million. Operating leases totalling A$518 million at that time were taken out over these properties. The non-cancellable operating leases for these 7 office properties are included within table 33 ‘Contractual obligations and commercial commitments’.
Related party transactions
The following discussion summarises our significant transactions with related parties, other than our controlled entities. For discussion on all our related party transactions including transactions with directors and specified executives, refer to note 27 to our financial statements.
REACH
In fiscal 2001, we formed REACH, a 50/50 joint venture with PCCW, which merged our respective international infrastructure assets. REACH is a major carrier of international voice traffic. It provides outsourcing services in support of Telstra and PCCW’s international voice and data services. In addition, it also provides third party voice and satellite services to customers other than PCCW and us. Upon the formation of REACH, we agreed with PCCW to enter into contractual arrangements with the joint venture company for the provision of voice, data and Internet connectivity services. We use these services primarily in connection with our retail international telecommunications business.
During the three-year period, our purchases from REACH were A$226 million in fiscal 2005, A$231 million in fiscal 2004 and A$506 million in fiscal 2003. These amounts were for both the purchase of, and entitlement to, capacity and connectivity services. The purchases were made in line with market prices. The significant decrease in fiscal 2004 compared with fiscal 2003 resulted from reduced demand and falling prices for capacity services. We made sales to REACH for international inbound call termination services, construction and consultancy of A$71 million in fiscal 2005, A$89 million in fiscal 2004 and A$109 million in fiscal 2003.
In January 2005, REACH announced that its data capacity would be consumed entirely by its shareholders. PCCW and Telstra have experienced significant traffic growth in recent years, which will see both companies utilising virtually all of REACH’s capacity. REACH has continued to provide its third party voice and satellite services to consumers other than PCCW and us.
In April 2005, we along with PCCW, announced further improvements to REACH’s operating model. As part of these changes, REACH allocated its international cable capacity between PCCW and us, via an IRU agreement. As consideration for the IRU, we discharged our rights under the capacity prepayment with REACH of A$187 million (US$143 million), the accrued interest on the prepayment of A$16 million (US$12 million), and the accrued interest on the REACH loan facility of A$2 million (US$2 million). As a result, total consideration amounted to A$205 million (US$157 million). The IRU is included in the other assets category in our statement of financial position. The carrying value of the IRU is amortised over the contract periods for the capacity on the various international cable systems, which range from 5 to 22 years. Over the period of the IRU, we will pay REACH an outsourcing fee for managing our cable usage on a cost plus mark up basis, which is recorded as an expense as incurred.
As part of the acquisition of the IRU, we have agreed to fund half of the committed capital expenditure that REACH is contractually obliged to pay to its capacity providers. Our commitment is for the period until 2022 and is estimated to be up to US$106 million in total. PCCW has also made the same commitment to fund the

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
other half of REACH’s capital expenditure. In the event that PCCW fails to make payments under the commitment, we have no obligation to fund PCCW’s share of the commitment. Any capital expenditure we incur will be added to the value of the IRU and amortised over its remaining life. Since we acquired the IRU, REACH has drawn down A$14 million from us to fund its capital expenditure commitments. We have disclosed this funding arrangement as a contingent liability in our financial report, refer to note 21 to our financial statements for further details.
In fiscal 2004, we together with PCCW, bought out a loan facility previously owed to a banking syndicate by REACH and its controlled entity, Reach Finance Ltd. The original value of the syndicate bank facility was US$1,200 million and it was acquired for US$311 million by the REACH shareholders. Our share of the acquisition cost was US$155.5 million, which was recognised as a receivable. We have provided for the non recoverability of the loan as we do not consider that REACH is in a position to repay the loan in the medium term. No interest accrued or was payable on the loan until after 17 December 2004. The loan earned interest equivalent to the 3 month US LIBOR rate plus an additional 2.5% from 17 December 2004 until 16 April 2005, the date on which we entered the IRU. We waived our right to receive further interest under the loan facility as part of the termination of the capacity prepayment and acquisition of the IRU. The interest accrued through to the date of waiver was A$2 million. Other than the interest rate, the terms of the loan remained the same as that of the original loan facility provided by REACH’s banking syndicate with full repayment of the principal due on 31 December 2010. As part of entering the IRU agreement, the terms of maturity of the loan facility were altered such that the facility is now due to be repaid on or after 31 December 2010 upon the giving of 6 months notice by both PCCW and us.
In addition, during fiscal 2004 we agreed with PCCW to provide a US$50 million revolving working capital facility to REACH to assist them in meeting their ongoing operational requirements. Our share of this facility is US$25 million. Draw downs under this facility must be repaid at the end of each interest period and fully repaid by 31 December 2007. As at 30 June 2005, REACH had not made any draw down under this facility. We have no joint or several liability relating to PCCW’s US$25 million share of the working capital facility. The loan facility and working capital arrangement provides REACH with greater flexibility and a more viable capital structure. It also certifies our ongoing ownership of this core infrastructure, ensuring that we have the continued capacity to meet our international carriage service requirements.
In fiscal 2003, we agreed with PCCW to enter into a capacity prepayment arrangement with REACH and some of its subsidiaries, whereby each joint venture partner contributed A$230 million (US$143 million) for the prepayment of capacity to be used in the future. The payments (which were compounded to reflect the time value of money) were to be applied against the cost of the services and capacity supplied to the joint venture parties by REACH, as and when REACH had available surplus cash in accordance with a prescribed formula. Until REACH had such available surplus cash, we purchased capacity from REACH as required for continued operations. REACH’s prices under these arrangements were adjusted to levels we believe were in line with market prices. The arrangements had regard to our future capacity needs and opportunities for growth. As previously detailed, on 16 April 2005 we discharged our rights under the capacity prepayment arrangement and entered into an IRU agreement with REACH. The carrying value of the REACH capacity prepayment amounted to A$208 million as at 30 June 2004 and A$214 million as at 30 June 2003, and was recognised as a receivable in our statement of financial position. We classified the capacity prepayment as non current as no draw down was expected in the following 12 months. Recoverability of this receivable revolved around REACH’s credit risk and the ability of REACH to provide future services to us.
To fund the capacity prepayment arrangement with REACH, we partially redeemed a US$190 million (A$337 million) mandatorily converting secured note issued by PCCW. After partial redemption, the converting note had a face value of US$54 million. The remaining obligations of PCCW under the note were secured by an equitable mortgage of shares over all of PCCW’s 50% shareholding in REACH. This note had a three-year term and an interest coupon compounding at a rate of 5% per annum. On 30 June 2005, we redeemed the

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
converting note for a cash consideration of A$76 million. The note had a carrying value of A$80 million, which resulted in us realising a loss of A$4 million. This loss represented a 5% discount, which was negotiated for the redemption of the note in cash. The carrying value of the converting note was A$85 million as at 30 June 2004 and A$83 million as at 30 June 2003.
In fiscal 2003, we wrote down our investment in REACH by A$965 million to a carrying value of nil and suspended equity accounting. The write down occurred due to depressed conditions in the global market for international data and Internet capacity resulting in high levels of excess capacity, intense price competition and lower than expected revenues. Equity accounting for this investment remained suspended as at 30 June 2005 and 30 June 2004.
FOXTEL
FOXTEL, our 50% owned subscription television joint venture, uses capacity on our HFC cable network. As part of the partnership arrangements, we are the exclusive long term supplier of cable distribution services for FOXTEL’s subscription television services in our cabled areas. We also receive a share of FOXTEL’s cable subscription television revenues. Further details about our arrangements with FOXTEL are included in the ‘Information on the Company — Subscription television’ section of this annual report.
We have also entered into arrangements with FOXTEL, whereby we are able to bundle and resell FOXTEL services to our customers. During the three-year period, our purchases from FOXTEL of pay television services were A$218 million in fiscal 2005, compared with A$134 million in fiscal 2004 and A$25 million in fiscal 2003. The increase was primarily driven by higher service fees as a result of growth in bundled FOXTEL subscribers. The purchases enabled us to resell FOXTEL services to our customers and facilitate product bundling initiatives. These purchases were made on normal commercial terms and conditions.
FOXTEL has other commitments amounting to A$3,377 million as at 30 June 2005 of which we have a 50% share amounting to A$1,689 million. The majority of these commitments relate to minimum subscriber guarantees for pay television programming agreements. Due to the joint and several nature of the FOXTEL partnership agreements, we are also contingently liable to the extent of our FOXTEL partners’ share of these commitments should FOXTEL and/or the other FOXTEL partners default on their payment obligations under these agreements. Refer to ‘Contractual obligations and commercial commitments’ and note 21 to our financial statements for further information.
In fiscal 2004, FOXTEL entered into a A$550 million bank facility arrangement to fund its full digital conversion and launch of new digital services. As part of this arrangement, we and FOXTEL’s other ultimate shareholders entered into an Equity Contribution Deed (ECD) whereby FOXTEL is required to call on a maximum of A$200 million in equity contributions in certain specified circumstances, as necessary to avoid default of a financial covenant. These equity contributions are based on ownership interests and as a result, our maximum contingent liability is A$100 million. The ECD expires on 30 April 2009. We have no joint and several liabilities relating to our partners’ obligations under the ECD. Refer to note 21 to our financial statements for further information.
3GIS Partnership
During fiscal 2005, we established a joint venture partnership with H3GA to jointly own and operate H3GA’s existing 3G RAN and fund network development. In establishing the joint venture, known as the 3GIS Partnership, we have agreed to supply the use of our spectrum licences, operating and maintenance services, transmission capacity services and construction services. In fiscal 2005, we have received an insignificant amount for these transactions. All the services we provide are on normal terms and conditions.

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
As at 30 June 2005, we had provided the use of our 3G property, plant and equipment to the partnership. We anticipate that in future reporting periods, we will receive a fee for the use of these assets. As at balance date, the amount received was insignificant. In addition, during fiscal 2005 we provided funding to the partnership for operational expenditure purposes. The balance owing as at 30 June 2005 of A$32 million will be settled within twelve months and has been provided interest free.
IBMGSA
In fiscal 2004, we sold our 22.6% interest in our associated entity IBMGSA. Proceeds from the sale of our investment amounted to A$154 million resulting in a profit before income tax expense of A$149 million recognised in fiscal 2004. As part of the disposal, we also modified a 10 year contract with IBMGSA to provide IT services. The modification to our service contract resulted in an expense of A$130 million being recognised in fiscal 2004 and the removal of A$1,596 million of expenditure commitments reported as at 30 June 2003.
During the period of ownership, our purchases from IBMGSA were A$73 million in fiscal 2004 and A$413 million in fiscal 2003. These amounts were for IT services resulting from the now modified 10 year service contract that commenced in July 1997. For the period of ownership, we outsourced our data centre operations and a proportion of our applications maintenance and enhancement activities to IBMGSA in accordance with this service contract.
Research and development
Our research and development activities cover diverse areas of our business and focus on developing
•	new competitive products for our customers;

•	product innovation and differentiation;

•	service quality improvements; and

•	long term strategic positioning.
Licensed telecommunications carriers in Australia have a responsibility for maintaining and implementing plans for the development of the Australian telecommunications supply and information industries, in addition to meeting our commercial objectives. This annual plan is referred to as the Industry Development Plan and includes our planned research and development activities. Each year, the amount we report to the Government under our Industry Development Plan includes amounts expensed in the statement of financial performance and amounts capitalised into software and infrastructure assets. Items reported include:
•	research and development carried out directly by us in our research laboratories;

•	research and development expenditure contracted out by us, for which the resultant intellectual property is owned by the contractor;

•	research and development expenditure incurred in the development of certain software; and

•	support and other research and development expenditures.
For the purposes of this annual report, we estimate the amount of research and development expenditure incurred over the past year. The amount of the actual expenditure is not determined until the following December of each fiscal year. For fiscal 2003 expenditure based on the above classification was estimated to be A$187 million, which was later determined to be A$240 million. For fiscal 2004, we estimated expenditure of A$165 million, which later was determined to be A$159 million. For fiscal 2005, we estimate that we have spent A$148 million.

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
We included research and development operational expenses in our statement of financial performance of A$29 million in fiscal 2005, A$26 million in fiscal 2004 and A$41 million in fiscal 2003. These amounts do not include items we capitalise to software developed for internal use or our infrastructure assets and include only expensed amounts.
In future years, we expect our research and development to include expenditure on the following key activities:
•	broadband access provision (both fixed and mobile);

•	convergence of mobile and online services;

•	IP networks; and

•	network and service management.
Segment information
Our business is organised and managed by business unit, as described under ‘Information on the Company — Organisational structure’. Our internal management reporting structure drives how our Company is organised and managed. This internal structure provides the initial basis for determining our business segments. Our business segments are predominantly distinguishable by the type and location of customers for our key products and services delivered.
The main adjustment from our internal management reporting structure to our reported business segments is that TelstraClear and Telstra Asia are reported as part of a segment we have called Telstra International for segment reporting purposes. For internal management reporting purposes, TelstraClear is included within Telstra Business and Government and Telstra Asia is a business unit in its own right. In accordance with the applicable accounting standard, we consider that the risks and returns of TelstraClear differ from those of our local operations, and as a result, we have grouped these operations with our other like international businesses.
Our reportable business segments as at 30 June 2005 were:
•	Telstra Consumer and Marketing;

•	Telstra Country Wide® ;

•	Telstra Business and Government;

•	Telstra International;

•	Infrastructure Services;

•	Telstra Wholesale; and

•	Telstra Technology, Innovation and Products.
In addition, various business units that do not qualify as business segments in their own right have been aggregated into an ‘Other’ category for segment reporting purposes. The ‘Other’ category consists of the Telstra BigPond® , Telstra Media and Sensis business units as well as our corporate areas. Please refer to note 5 to our financial statements for details of the major products and services provided by each of our business segments.

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
Effective from 1 July 2005, the Board appointed Solomon Trujillo as our new CEO and executive director, replacing Ziggy Switkowski. The new CEO is undertaking an operational and strategic review to be completed within 3 to 4 months of his appointment. As a result, our reportable business segments may change in fiscal 2006.
During fiscal 2005, we restructured our pre-existing business unit, known as the BigPond, Media and Sensis group. This restructure resulted in the establishment of Telstra BigPond, Telstra Media and Sensis as separate business units. During fiscal 2004, we formed a new group being Telstra Technology, Innovation and Products. This business segment brought together product development areas, network technologies, IT systems and the Telstra Research Laboratories. Those business segments not impacted by these restructures were substantially consistent to their structure in prior years.
Analysis of segment results
We have discussed the segment results of each reportable segment separately over the three-year period. A detailed discussion and analysis of the changes in the operating revenue in each of our major product groups and our principal operating expense categories is provided in ‘Operating revenue’ and ‘Operating expenses’ respectively.
Table 34 provides a summary of our sales revenue and EBIT for each of our business segments. For additional detailed financial information on our business segment results, including intersegment revenues, see note 5 to our financial statements.
During fiscal 2005, we changed our segment accounting policy regarding the allocation of SME revenue. In previous financial years, our segment accounting policy was to recognise sales revenue relating to our SME’s below a certain limit in the Telstra Consumer and Marketing segment. In fiscal 2005, the revenue earned from our SME’s was allocated to Telstra Business and Government in accordance with a revised threshold. In addition, the related expenses of these customers have also been allocated to Telstra Business and Government.
We have restated all our comparative information to reflect the current reporting position as if all our new business segments and segment accounting policies existed in those prior years.
Our segment sales revenue and EBIT do not reflect actual operating results achieved for our business segments in certain circumstances. We are unable to reallocate some individual items to their appropriate business segment in accordance with the applicable accounting standard due to there being no reasonable allocation basis for this adjustment. As a result, for financial reporting purposes these items are reported within the same business segment as for internal management reporting purposes.
Currently, sales revenue associated with mobile handsets for Telstra Consumer and Marketing, Telstra Business and Government and Telstra Country Wide® are allocated totally to the Telstra Consumer and Marketing segment with the exception of products sold in relation to SMEs which are allocated to Telstra Business and Government. Ongoing prepaid and postpaid mobile revenues derived from our mobile usage is recorded in each of our customer facing business units depending on the type and location of customer serviced. However, the majority of goods and services purchased associated with our mobile revenues are also allocated to Telstra Consumer and Marketing. These allocations reflect management’s accountability framework and internal reporting system and accordingly no reasonable basis for reallocation to the respective business segments in accordance with the applicable accounting standard exists.

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
In addition, revenue derived from our BigPond Internet products are recorded in the customer facing business units of Telstra Consumer and Marketing, Telstra Business and Government and Telstra Country Wide®. Certain distribution costs in relation to these products are also recognised in these business segments. The Infrastructure Services and the Telstra Technology, Innovation and Products segments, recognise expenses in relation to the installation and running of the broadband cable network. In accordance with our application of the definition of business segment per the applicable accounting standard, we have not reallocated these items to the Telstra BigPond business segment.
Table 34 — Segment summary results

			Year ended 30 June
	2005		2004		2003		2005/2004	2004/2003
			(in millions)				(% change)

Sales revenue from external customers
Telstra Consumer and Marketing		5,030		4,956		4,908	1.5	1.0
Telstra Country Wide®		5,751		5,508		5,281	4.4	4.3
Telstra Business and Government		5,214		4,786		4,764	8.9	0.5
Telstra International		1,359		1,301		1,471	4.5	(11.6)
Infrastructure Services		67		60		138	11.7	(56.5)
Telstra Wholesale		2,940		2,631		2,519	11.7	4.4
Telstra Technology, Innovation and Products		1		1		1	—	—
Other (1)		1,799		1,494		1,413	20.4	5.7

Total sales revenue	A$	22,161	A$	20,737	A$	20,495	6.9	1.2

Earnings (loss) before interest and income tax expense (EBIT) (2)
Telstra Consumer and Marketing		2,493		2,551		2,551	(2.3)	—
Telstra Country Wide®		4,944		4,784		4,601	3.3	4.0
Telstra Business and Government		3,263		3,614		3,528	(9.7)	2.4
Telstra International		(18)		(34)		(954)	47.1	96.4
Infrastructure Services		(1,702)		(1,625)		(1,457)	(4.7)	(11.5)
Telstra Wholesale		2,973		2,709		2,573	9.7	5.3
Telstra Technology, Innovation and Products		(1,374)		(1,557)		(1,444)	11.8	(7.8)
Other (1)		(3,577)		(3,900)		(3,493)	8.3	(11.7)
Eliminations		3		18		(182)	(83.3)	109.9

Total EBIT	A$	7,005	A$	6,560	A$	5,723	6.8	14.6

(1)	Sales revenue for our ‘Other’ segment primarily relates to our advertising and directories revenue earned by Sensis. The Asset Accounting Group is the main contributor to the segment result for this segment, which is primarily depreciation and amortisation charges. The Asset Accounting Group centrally manages all of the Telstra Entity’s fixed assets, including network assets. In fiscal 2004, EBIT for the ‘Other’ segment was adversely impacted by the provision for the non recoverability of the loan to REACH of A$226 million. In fiscal 2003, EBIT included proceeds from the sale of 7 office properties totalling A$570 million and the associated cost of A$439 million, resulting in a net profit before income tax expense of A$131 million.

(2)	Most internal charges between business segments are charged on a direct cost recovery basis. For segment reporting purposes, transfer pricing is not used within the Company. EBIT reflects our intercompany and external charges.

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
Telstra Consumer and Marketing
Telstra Consumer and Marketing sales revenue increased over the three-year period to A$5,030 million in fiscal 2005 compared with A$4,956 million in fiscal 2004 and A$4,908 million in fiscal 2003. This increase was driven by the continued strong performance in mobile services, led by growth in international roaming, mobile data usage and handset sales. In addition, continued strong growth in BigPond broadband and pay television services was also experienced due to the rise in marketing activities and the improved retention of existing customers through bundling initiatives. Bundled pay television revenue has increased significantly over the three-year period off a low base in fiscal 2003. Offsetting this growth in sales revenue was a decline in total PSTN revenue over the three-year period as a result of competition, product substitution and decreased consumer usage.
Telstra Consumer and Marketing EBIT decreased by 2.3% to A$2,493 million in fiscal 2005 predominantly led by expense growth in dealer remuneration negotiation costs, the resolution of historical issues including dealer claims, inventory write downs and increased labour costs in line with this segment’s customer focus priority. In addition, all business expenditure associated with mobile services for our Company are incurred by Telstra Consumer and Marketing. This expenditure includes subsidies and dealer commissions. In fiscal 2005, A$205 million of our subsidy expense related to the amortisation of activities that commenced in fiscal 2004 across the business.
Telstra Consumer and Marketing EBIT remained unchanged in fiscal 2004 compared with fiscal 2003 as the revenue growth experienced was offset by the growth in expenses. Expense growth was largely driven by increases in bundled pay television services, offset by reduced domestic and international network payments due to lower termination rates and the stronger Australian dollar.
Telstra Country Wide®
Telstra Country Wide® sales revenue increased over the three-year period to A$5,751 million in fiscal 2005 compared with A$5,508 million in fiscal 2004 and A$5,281 million in fiscal 2003. This increase was primarily due to continued strong growth in SIOs for broadband, ISDN, CDMA mobiles and bundled pay television. This segment has also experienced increased volumes for fixed to mobile calling and various mobile products such as mobile calls, mobile data and international roaming. The growth was partially offset by reductions in local and international direct revenues as a result of product substitution and competitor activity. In addition, basic access and national long distance revenues increased in fiscal 2005, following a decline in fiscal 2004 compared with fiscal 2003. The decline in fiscal 2004 was also driven by product substitution and competitor activity, with basic access revenue increasing in fiscal 2005 mainly as a result of a price increase in June 2004.
Telstra Country Wide® EBIT increased by 3.3% to A$4,944 million in fiscal 2005 predominantly due to the continued strong growth in sales revenue, which was partially offset by an increase in expenses. The expense growth was attributable to higher cost of goods sold and service fees driven by the growth in broadband and bundled pay television revenue.
Telstra Country Wide® EBIT increased 4.0% to A$4,784 million in fiscal 2004 compared with fiscal 2003 with the solid rise in revenue also being partially offset by an increase in expenses. The main contributing factors to the higher expenses in fiscal 2004 were the increased volumes for calls terminating on other carrier’s networks, as well as increased costs associated with bundled pay television revenue streams.

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
Telstra Business and Government
Telstra Business and Government sales revenue increased by 8.9% to A$5,214 million in fiscal 2005 predominantly due to additional revenues from the acquisition of KAZ, Telstra Business Systems (formerly Damovo (Australia) Pty Ltd) and PSINet. This increase was partially offset by a reduction in sales revenue from the underlying business, mainly due to the decline in traditional PSTN and certain specialised data revenues. Price re-balancing initiatives continued in fiscal 2005 with basic access revenues increasing. This segment continues to see changes in usage patterns with traditional product usage migrating to alternative offerings such as mobiles, broadband and other IP product offerings.
Telstra Business and Government sales revenue totalled A$4,786 million in fiscal 2004, an increase of 0.5% compared with fiscal 2003. This slight increase was mainly due to an environment of continuing price re-balancing initiatives and tough competition in the SME customer segment. Solid growth in fixed to mobile revenue in fiscal 2004 was achieved due to an increase in call volumes and growth in the number of mobile phone users in the Australian market, as well as continued growth in Internet and IP solutions related revenue. Basic access revenue increased in fiscal 2004 as a result of higher rental and subscription charges, however local call, national long distance and international direct revenue decreased due to the migration of customers to other telecommunication solutions. In fiscal 2004, further contributions to sales revenue arose from the acquisition of the United Kingdom based Cable Telecom in February 2004 and the business assets of Powergen in October 2003.
Telstra Business and Government EBIT decreased by 9.7% to A$3,263 million in fiscal 2005 predominantly due to the reduction in PSTN revenue and from the inclusion in fiscal 2004 of the profit arising from the sale of our investment in IBMGSA and Commander Communications Limited. In fiscal 2005, this segment had no significant asset and investment sales.
Telstra Business and Government EBIT grew by 2.4% to A$3,614 million in fiscal 2004 compared with fiscal 2003. This growth was driven by profits made on the disposal of our investments in IBMGSA and Commander Communications Limited as described above.
Telstra International
The Telstra International segment is the combination of our Telstra Asia business unit and TelstraClear. Telstra Asia is responsible for our Asia-Pacific investments. In particular this includes our operations in Hong Kong that mainly generate revenues from the mobiles market. TelstraClear is our New Zealand subsidiary that provides full integrated services to the New Zealand market.
Telstra International sales revenue increased by 4.5% to A$1,359 million in fiscal 2005 due to an increase in revenues from both CSL and TelstraClear. CSL revenues increased across most revenue streams including international voice, data and prepaid revenues, as well as growth in mobile handsets due to CSL’s move into new markets and the launch of new models with advanced features. This growth was partly offset by a decline in local voice revenues that continues to be impacted by price competition. In addition, CSL’s contribution to our revenues continue to be impacted by adverse foreign exchange movements. TelstraClear achieved solid revenue rises due to its continued strong retail performance in conjunction with favourable foreign exchange movements. The increase in retail revenue was led by further growth in the SME market and the recent acquisition of Sytec.
Telstra International sales revenue declined by 11.6% to A$1,301 million in fiscal 2004 compared with fiscal 2003 driven by the decline in revenues from CSL partly offset by revenue growth in TelstraClear. CSL revenues decreased due to the continued impact of aggressive pricing in the Hong Kong mobiles market and adverse foreign currency movements. TelstraClear has experienced revenue growth from significant new corporate customers and aggressive marketing in the SME and consumer markets.

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
Telstra International EBIT improved by 47.1% to an EBIT loss of A$18 million in fiscal 2005 following the enhanced result for the Telstra Asia business unit. EBIT increased for Telstra Asia following the divesting of non core investments and the improved equity accounting results for our joint venture entity Xantic. This was partially offset by the decline in CSL resulting from higher handset costs involved with the launch of 3G. TelstraClear’s EBIT remained fairly consistent as the growth in revenue was offset by the increase in expenses. The expense growth was driven by the acquisition of Sytec, with additional staff numbers increasing its labour expense.
Telstra International EBIT improved in fiscal 2004 compared with fiscal 2003 mainly due to the write down of the carrying value of our investment in REACH and AJC to nil being included in fiscal 2003. As a result, we suspended equity accounting for both of these entities. These write downs resulted in negative impacts to the fiscal 2003 segment result of A$965 million and A$24 million respectively.
Excluding our write downs in REACH and AJC, EBIT remained consistent with fiscal 2003. A decline in CSL as a result of price competition in the Hong Kong mobiles market (particularly in the local voice segment) and adverse foreign currency movements has been offset by the improved TelstraClear result as it continues to focus on increasing revenue, driving expense efficiencies and investing capital expenditure wisely.
Infrastructure Services
Infrastructure Services sales revenue increased in fiscal 2005 following a decline in fiscal 2004. The increase in fiscal 2005 was primarily driven by higher commercial works activity. The decline in fiscal 2004 compared with fiscal 2003 was driven by lower offshore construction revenue following the wind down of our international construction operations. In addition, the cable recovery and recycling project that was implemented in fiscal 2003 ceased in fiscal 2004 following its scheduled completion.
Infrastructure Services EBIT is negative as this segment does not recover all the costs it incurs on behalf of the other segments. EBIT loss declined over the three-year period mainly due to the wind down of our offshore construction revenue and the completion of the cable recovery and recycling project as mentioned. In addition, expenses grew due to the increased sales activity of our emerging products such as broadband, where Infrastructure Services incurs the installation and maintenance expense and the customer facing business segments recognise the related revenue. The expense increase was partly offset by management’s continued focus on lower discretionary spending and cost reduction initiatives.
Telstra Wholesale
Telstra Wholesale sales revenue increased over the three-year period to A$2,940 million in fiscal 2005 compared with A$2,631 million in fiscal 2004 and A$2,519 million in fiscal 2003. The increase was driven by the growth in the number of local service customers and the demand for broadband services. During the three-year period, Telstra Wholesale experienced a continuation of re-balancing initiatives and commercial negotiations, which generally reduced prices across wholesale PSTN call revenue categories, while increasing basic access revenues. Over the three-year period, intercarrier service revenue was impacted by continued growth in SMS interconnect revenue and mobile interconnection volumes, driven by mobile substitution and growth in the overall mobile market. However this growth was offset by reduced yields for these products. In addition, in fiscal 2004, revenue streams from a number of other transmission products were significantly impacted by aggressive price competition from various alternative suppliers. Over the three-year period, data and Internet service revenues showed solid growth, which was mainly driven by wholesale broadband offerings that led to a significant increase in the number of wholesale broadband subscribers.

Telstra Corporation Limited and controlled entities
Operating and Financial Review and Prospects
Telstra Wholesale EBIT increased over the three-year period to A$2,973 million in fiscal 2005 compared with A$2,709 million in fiscal 2004 and A$2,573 million in fiscal 2003. The increase in EBIT over the three-year period was driven by sales and inter-segment revenue growth, partly offset by an increase in expenses. The expense growth consisted of increases in Telstra Wholesale’s allocated share of domestic outpayments, offset by a significant reduction in volumes and costs for international voice traffic, which was also assisted by an appreciating Australian dollar. Increases in labour expense were attributable to the increase in staff numbers required to support the significantly higher than planned volumes of access and broadband customers, as well as further development in, and the expansion of, the wholesale market. In addition, total IT professional services costs grew due to the revised contract conditions for system support and increased program of work to support the revenue growth and operational efficiency.
Telstra Technology, Innovation and Products
Telstra Technology, Innovation and Products’ EBIT is negative as this segment does not recover all the costs it incurs on behalf of the other segments, similar to Infrastructure Services. In fiscal 2004, EBIT was significantly impacted by the cost associated with the modification of a 10 year IT service contract with IBMGSA that resulted in an expense of A$130 million being recognised. Excluding this significant item, EBIT improved over the three-year period with a negative EBIT of A$1,374 million in fiscal 2005, compared with A$1,427 million in fiscal 2004 and A$1,444 million in fiscal 2003.
The EBIT improvement in fiscal 2005 was driven by an increase in total revenues and a reduction in expenses. In fiscal 2005, total revenues included proceeds from the debt forgiveness on the wind up of our wholly owned subsidiary, Telstra New Wave Pty Ltd. In relation to expenses, significant savings were achieved in contract renegotiations with vendors. These improvements were partly offset by an increase in adjustments for inventory to its net realisable value, and project write offs due to the cancellation of some capital program initiatives.
The EBIT improvement in fiscal 2004 compared with fiscal 2003, excluding the IT service contract expense with IBMGSA, was driven by a decline in expenses reflecting the significant restructuring of the segment to better align skills and capabilities to customer needs, as well as the renegotiation of important supplier contracts. This was partially offset by increases in general and administrative costs which reflect leasing charges arising from the sale and leaseback of certain server assets as well as some increases in light, power and accommodation costs.

Telstra Corporation Limited and controlled entities
Directors, Management and Employees
Directors
As at 19 August 2005, our directors were as follows:

			Year of initial	Year last
Name	Age	Position	appointment	re-elected (1)

Donald G McGauchie	55	Chairman	1998	2003
Sol Trujillo (2)	53	Chief Executive Officer	2005	—
John E Fletcher	54	Director	2000	2003
Belinda J Hutchinson	52	Director	2001	2004
Catherine B Livingstone	49	Director	2000	2002
Charles Macek	58	Director	2001	2004
John W Stocker	60	Director	1996	2003

(1)	Other than the CEO, one third of directors are subject to re-election by rotation each year.

(2)	Sol Trujillo was appointed Chief Executive Officer 1 July 2005.
A brief biography for each of the directors and the company secretary as at 19 August 2005 is contained in the Directors Report.
Senior executives
As at 19 August 2005, the senior executives who are not directors are:

		Year
		appointed	Year
		to a GMD	appointed
Name	Position	position	to Telstra

Bruce Akhurst	CEO, Sensis	1999	1996
Phil Burgess	Group Managing Director, Public Policy and Communications	2005	2005
Douglas Campbell	Group Managing Director, Telstra Country Wide®	1992	1989
David Moffatt	Group Managing Director, Telstra Consumer and Marketing	2001	2001
Ted Pretty	Group Managing Director, Telstra Technology Innovation and Products	2000	1997
Michael Rocca	Group Managing Director, Infrastructure Services	2002	1968
Deena Shiff	Group Managing Director, Telstra Wholesale	2004	1998
John Stanhope	Group Managing Director, Finance & Administration and Chief Financial Officer	2003	1967
William Stewart	Group Managing Director, Strategic Marketing	2005	2005
David Thodey	Group Managing Director, Telstra Business and Government	2001	2001
Greg Winn	Chief Operations Officer	2005	2005
A brief biography of each of the senior executives who are not directors as at 19 August 2005 is as follows:
Bruce J Akhurst — LLB, BEc (Hons)
Bruce Akhurst is the Chief Executive Officer of Sensis. Within Telstra, he has management responsibility for our digital media strategy, which includes our investment in FOXTEL. In March 2005 Bruce was appointed Chairman of the FOXTEL board. Prior to his appointment as CEO of Sensis, Bruce was Group Managing Director Telstra Wholesale, BigPond® and Media Services and he also headed our Legal and Company Secretariat group and was Telstra’s Group General Counsel. Bruce joined Telstra as General Counsel in 1996 and became Group Managing Director in 1999. Before joining the Company, he was the Managing Partner at a national law firm.

Telstra Corporation Limited and controlled entities
Directors, Management and Employees
Phil Burgess — PHD
Phil Burgess was appointed Group Managing Director, Public Policy and Communications on 15 August 2005. Phil has a long record of leadership in public policy and communications with broad experience as an academic, business executive, media commentator and writer on economic, political and cultural trends in the US and around the world. Prior to his appointment with Telstra, Phil has served most recently as president & chief executive of the National Academy of Public Administration in Washington, D.C. Phil also served as President of the Annapolis Institute, a U.S. think tank established in 1993 to help leaders manage change - at every level in both the public and private sectors. Phil also serves as a Visiting Professor of Policy Studies at UCLA’s public policy school, where he teaches in the graduate program on communications and culture.
Douglas C Campbell — BEng, FAICD
Doug Campbell was appointed Group Managing Director, Telstra Country Wide® on 4 June 2000, and has over 30 years experience in the telecommunications industry both in Australia and Canada. Between August 2002 and October 2003, Mr Campbell, combined his Group Managing Director of Telstra Country Wide® role with management responsibility for the Telstra Technology unit. Prior to his appointment with Telstra Country Wide®, Doug held the positions of Group Managing Director, Telstra Wholesale and International, and Group Managing Director, Carrier Services Business. He has also held the position of Group Managing Director, Network and Technology, and Group Managing Director, Consumer and Commercial. Before the merger of Telecom Australia and Overseas Telecommunications Commission in March 1992, Doug was Deputy Managing Director of Telecom Australia. Originally from Canada, Doug was the President of Canadian National Communications.
David Moffatt — BBus (Mgt), FCPA
David Moffatt was appointed Group Managing Director, Telstra Consumer and Marketing from 1 October 2003. The group’s activities encompass the sales and marketing of fixed and mobile communications, broadband and entertainment services to the Australian consumer and small business customers, the management of the Telstra brand, advertising and sponsorships and implementing product bundling initiatives. The group also manages the Telstra Shop chain and our extensive national network of mobile phone dealers as well as our payphone services. David is a Director and Chair of the Finance Committee at FOXTEL. David was previously Telstra Chief Financial Officer and Group Managing Director, Finance & Administration, a role he assumed in February 2001. Prior to joining the Company, David was Chief Executive Officer, General Electric — Australia and New Zealand.
Ted N Pretty — BA, LLB (Hons)
Ted Pretty was appointed Group Managing Director of the Telstra Technology, Innovation and Products group effective from 1 October 2003 and has accountability for the design, development and evolution of our fixed, wireless and data networks, products and services. The group also encompasses all IT services and Telstra’s Research Laboratories. Ted is also on the boards of TelstraClear and KAZ Group Limited. Previously, Ted was Group Managing Director of the Telstra Consumer and Marketing group. Prior to this, Ted was the Group Managing Director, Telstra Retail. Ted has also held positions as Group Managing Director, Convergent Business and Managing Director, Telstra International. Before joining the Company in 1997, Ted gained extensive experience as a representative, director and key advisor to a number of international telecommunications companies. Ted ceased with the Company effective 19 August 2005.

Telstra Corporation Limited and controlled entities
Directors, Management and Employees
Michael Rocca — MBA, DipEng, GAICD
Michael Rocca was appointed Group Managing Director of Infrastructure Services in August 2002. This unit of about 18,000 Telstra staff as well as an extensive contract workforce, has the responsibility for providing design, installation and maintenance services to Telstra’s 11 million customers. Prior to his current assignment, Michael held a range of posts during his career including Managing Director of a number of engineering and service organisations within Telstra. Michael Rocca is credited with dramatic improvements in regulated levels of customer service, greater customer engagement, network management, cost reduction, innovative workforce modelling and technology transformation. Michael holds a Master of Business Administration and post-graduate qualifications in Engineering and Management. Michael also has qualifications from INSEAD, Global Management, and is a graduate of the Australian Institute of Company Directors.
Deena Shiff — B.Sc (Econ) Hons; B.A. (Law) Hons
Deena has over fifteen years experience in the telecommunications industry. She held a number of positions in OTC Limited and, after the merger of AOTC and Telstra, in the company’s International business unit. Between 1995 and 1998 Deena was a partner of the law firm Mallesons Stephen Jacques. Deena rejoined Telstra in 1998 as Director of Regulatory, and in November 2001 was appointed to the Wholesale business unit. In December 2004 she was appointed Group Managing Director, Telstra Wholesale. Deena has held a number of non-executive directorships in both the telecommunications industry and other sectors. She was a Director of the government owned rail operator, Freightcorp, from 1995 until it was privatised in 2002. During that time she chaired the Compliance Committee and later the Privatisation Committee of the Freightcorp Board. Deena was educated at the London School of Economics and Cambridge University, and was admitted to the Bar in London in 1981.
John Stanhope — B Com (Economics and Accounting), FCPA, FCA, FAICD, FAIM
John Stanhope was appointed to the role of Chief Financial Officer and Group Managing Director, Finance & Administration from 1 October 2003. He is responsible for finance, treasury, risk management and assurance, corporate services, corporate development, investor relations and the Office of the Company Secretary. John previously served as Director, Finance. In this role, which he assumed in 1995, he contributed to T1 and T2, cost reduction programs, growth strategies, debt raising, capital management and organisational restructures. In 2003, John was elected as National President to the Group of 100 for a two year period. He was also appointed as a member of the CPA Australia’s Professional Education Board for a three year term and is Chairman of the Business Coalition for Tax Reform. John is a director of TelstraClear, Hong Kong CSL, Sensis, Telstra Super and is chairman of REACH.
William J Stewart — B.Sc (Mathematics & Physics)
Bill Stewart was appointed Group Managing Director of Strategic Marketing in July 2005. Prior to his appointment at Telstra, Bill was Executive Vice President of Strategic Marketing at Orange SA, based in London. Bill has over twenty-five years experience in the communications industry, including positions at Harris Corporation, GTE Corporation and US WEST. Bill has an excellent record of achievement in driving customer-focused strategies and world class marketing in the US and Europe.

Telstra Corporation Limited and controlled entities
Directors, Management and Employees
David Thodey — BA
David Thodey joined Telstra in April 2001 as Group Managing Director of Telstra Mobile. He was appointed to the position of Group Managing Director, Telstra Business and Government in December 2002 and is now responsible for the Company’s industry, government and business customers. David is the Chairman of TelstraClear and KAZ Group. Before joining the Company, David was Chief Executive Officer of IBM Australia/ New Zealand and previously held several senior executive marketing and sales positions within IBM.
Greg Winn
Greg Winn was appointed Telstra’s Chief Operations Officer (COO) on 11 August 2005. His responsibilities include Infrastructure Services, Telstra Technology, Innovation and Products, Human Resources, Corporate Services, Credit Management, the newly formed Program Office and the Productivity and Billing directorates. Greg Winn has more than 30 years experience in the telecommunications industry, with more than 10 years experience as a senior operations officer. Prior to joining Telstra, Greg served as Executive Vice President, Operations and Technologies, at US West, where he established and led major initiatives to increase productivity through systems improvement. Greg began his career in US West as a lineman and subsequently held positions in network services, corporate finance, small business services, product management, and sales. In 1994, he became Vice President, Consumer Sales and Customer service.
For a full discussion of the remuneration and benefits paid by the Company to the directors and officers see the Remuneration Report in the Directors Report of this annual report.
Business address
The business address for the Company and each of the above directors and officers is:
c/- the Company Secretary
Telstra Corporation Limited
Level 41, 242 Exhibition Street
Melbourne Vic 3000
Australia
Ph: +61(3) 9634 6400 or +61(8) 8308 1721 (Telstra Switchboard)

Telstra Corporation Limited and controlled entities
Directors, Management and Employees
Directors’ and senior executives’ shareholdings in Telstra
As at 19 August 2005, the directors’ and senior executives’ shareholdings in Telstra are:
Directors

	Number of shares held
	Direct	Indirect
	interest	interest(1)	Total

Donald G McGauchie	—	47,887	47,887
Sol Trujillo	—	—	—
John E Fletcher	—	57,117	57,117
Belinda J Hutchinson	37,111	32,289	69,400
Catherine B Livingstone	10,400	20,557	30,957
Charles Macek	—	44,538	44,538
John W Stocker	800	91,942	92,742

(1)	Shares in which the director does not have a relevant interest, including shares held by director related entities, are excluded from indirect interests.
Senior executives

	Number of shares held
	Direct	Indirect
	interest	interest	Total

Bruce Akhurst	7,780	54,711	62,491
Phil Burgess	—	—	—
Douglas Campbell	9,700	27,500	37,200
David Moffatt	600	3,100	3,700
Ted Pretty	—	2,400	2,400
Michael Rocca	12,000	—	12,000
Deena Shiff	5,680	8,800	14,480
John Stanhope	6,980	3,960	10,940
William Stewart	—	—	—
David Thodey	12,462	5,800	18,262
Greg Winn	—	—	—
Employees
We are one of Australia’s largest employers. As at 30 June 2005, the Telstra Group employed 42,523 full-time employees. Telstra also engages employees under flexible work arrangements including casual, supplementary and part-time employees. As at 30 June 2005, the Telstra Group had engaged the equivalent of 3,813 full-time employees under these flexible arrangements. In total, as at 30 June 2005, the Telstra Group’s full-time equivalent (FTE) employee total was 46,336 which is 4,395 more than at the same time in 2004, where the equivalent FTE employee number totalled 41,941.
We saw an increase in Australian based full-time employee numbers during fiscal 2005 from 36,159 to 39,657 mainly due to the acquisition of:
•	KAZ — 2,284;

•	DAMOVO (Australia) — 304; and

•	Universal Publishers — 120.

Telstra Corporation Limited and controlled entities
Directors, Management and Employees
More than 90% of our employees work in Australia. However, we also have international interests, with employees in New Zealand, Asia and other locations as follows:

	As at 30 June 2005	As at 30 June 2004

New Zealand	1,508	1,302
Asia	1,060	981
Other	298	122

The following table summarises full-time employees and equivalents in Australia and overseas for the past five financial years:

			As at 30 June
	2005	2004	2003	2002	2001
Full-time Australian based employees of the Telstra Group	39,657	36,159	37,169	40,427	44,874
Full-time equivalent total for the Telstra Group	46,336	41,941	42,064	44,977	48,317
Superannuation
Our employees receive superannuation contributions that are either more generous than or comply with our legal obligations. The majority of our Australian employees are members of the Telstra Superannuation Scheme or, in the case of some employees who were employed prior to 1990, the Commonwealth Superannuation Scheme.
In fiscal 2005 the Federal Government introduced legislation, which came into effect in July 2005, which allows employees the choice of where their employer superannuation contributions can be made. The legislation allows for certain categories of our employees to be exempted. However, we have decided to extend this flexibility to as many employees as possible, subject to other legislative restrictions.
Labour relations
The nominal expiry date of the six major business unit Enterprise Agreements was 22 June 2005 and provided employees covered by these agreements with an increase of 2% in January 2005. In June 2005 we reached ‘in-principle’ agreement with the relevant unions to enter into a new Enterprise Agreement (EA) to replace the six expired agreements. For the new EA to take effect it will need to be approved by a majority of voting employees and certified by the Australian Industrial Relations Commission (AIRC).
Under the proposed EA, employees will receive pay increases of 2.5% each year over a three year period. There are minimal changes to other existing terms and conditions of employment. It is proposed that the first increase will be paid from the first pay period on or after certification of the EA by the AIRC.

Telstra Corporation Limited and controlled entities
Major Shareholders and Related Parties
Major shareholders
The following table shows the number of unlisted and listed shares on issue at 19 August 2005. The table also shows, as a group, the shareholdings of our directors and officers:

Title of class	Identity of person or group	Amount owned		% of class

Shares	The Commonwealth	6,446,207,123	(1)	51.8
Shares	Listed shareholders	5,996,867,234		48.2

		12,443,074,357		100.0

Shares	Directors and officers as a group	489,364	(2)

(1)	All shares held by the Commonwealth are unlisted, except for 211,629 listed shares.

(2)	Refers to direct and indirect holdings.
The shareholdings of each person known by us to be the owner of more than 5% of our voting securities, as at 19 August 2005, is shown in the table titled ‘Twenty largest shareholders as at 19 August 2005’. As at 19 August 2005, we are not aware of any individual shareholder, other than the Commonwealth, whose shares represent more than 5% of the issued and outstanding shares. The Commonwealth has equal voting rights with all other shareholders.
Distribution of shares
The following table summarises the distribution of our public listed shares as at 19 August 2005:

	Number of shareholders(1)		Shares(2)
Size of holding	Number	%	Number	%

1 — 1,000	947,997	58.51	584,864,588	9.75
1,001 — 2,000	304,822	18.81	477,394,339	7.96
2,001 — 5,000	250,730	15.47	797,042,070	13.29
5,001 — 10,000	70,002	4.63	543,394,144	9.06
10,001 — 100,000	40,591	2.51	848,113,550	14.14
100,001 and over	1,067	0.07	2,746,270,172	45.80

Total	1,620,209	100.00	5,997,078,863	100.00

(1)	Number of shareholders holding less than a marketable parcel of shares was 7,880 shareholders who held 607,833 shares.

(2)	Not including those shares held by the Commonwealth, except for 211,629 listed shares which are held by the Commonwealth.
As at 19 August 2005, we had 1,353 shareholders who were resident in the US. This does not include ADS holders.

Telstra Corporation Limited and controlled entities
Major Shareholders and Related Parties
Twenty largest shareholders as at 19 August 2005
The following table sets out the top 20 shareholders other than the Commonwealth when multiple holdings are grouped together:

	Number
Shareholders	of shares	% of issued shares(1)

1 National Nominees Limited	470,514,769	7.85
2 JP Morgan Nominees Australia Limited	443,396,383	7.39
3 Westpac Custodian Nominees Limited	397,157,410	6.62
4 CitiCorp Nominees Pty Ltd	155,508,025	2.59
5 RBC Global Services Australia Nominees Pty Ltd	145,596,965	2.43
6 ANZ Nominees Limited	138,311,384	2.31
7 Cogent Nominees Pty Ltd	94,230,428	1.57
8 Queensland Investment Corporation	94,207,376	1.57
9 Telstra ESOP Trustee Pty Ltd	59,763,800	1.00
10 HSBC Custody Nominees (Australia) Limited	59,660,844	0.99
11 AMP Life Limited	57,906,425	0.97
12 Australian Foundation Investment Company Limited	29,928,338	0.50
13 Telstra Growth share Pty Ltd	21,887,733	0.36
14 Government Superannuation Office	20,894,510	0.35
15 Argo Investments Limited	17,928,100	0.30
16 Westpac Financial Services Limited	17,273,565	0.29
17 PSS Board	16,865,090	0.28
18 Belike Nominees Pty Limited	15,393,829	0.26
19 Victorian Workcover Authority	15,202,015	0.25
20 Questor Financial Services Limited	13,552,744	0.23

Total	2,285,179,760	38.11

(1)	Not including those shares held by the Commonwealth
Substantial shareholders
As at 19 August 2005, other than the Commonwealth of Australia, we did not have any substantial shareholders.
Relationship with the Commonwealth of Australia
We have a number of distinct relationships with the Commonwealth, including as shareholder, regulator and customer. The Commonwealth is our controlling shareholder and has special rights and privileges under the Telstra Act. Our relationship with all of our shareholders (including the Commonwealth) is, in general, regulated by the Corporations Act, the ASX Listing Rules and our constitution. Commonwealth departments and independent agencies are also responsible for the regulation of the telecommunications industry generally and Telstra in particular under the Telstra Act, the TPA, the Telecommunications Act and the Telecommunications (Consumer Protection and Service Standards) Act.
The Commonwealth as shareholder
At the end of fiscal 2005, the Commonwealth owned approximately 51.8% of our shares. The Telstra Act precludes any reduction in the Commonwealth’s voting rights, paid-up capital or rights to distributions of capital or profit, if any, below a 50.1% interest without amending legislation. The effect of this is that we cannot introduce a dividend reinvestment plan or raise new equity capital in a way that would reduce the Commonwealth’s ownership below this level.

Telstra Corporation Limited and controlled entities
Major Shareholders and Related Parties
In March 2005 the Government appointed external business advisers to undertake a scoping study to assess the possibility of a sale of the Commonwealth’s remaining interest in us and to make recommendations to the Government. The scoping study was completed in June 2005 and advised that the preferred timing for any sale of the Commonwealth’s remaining interest in us is late 2006. The Government has stated that it will make a further decision in early 2006 about proceeding with a sale. This decision will include an assessment of whether the level of demand for the shares would allow a partial or full sale of the Commonwealth’s remaining interest in us. If the Commonwealth decides to proceed with a sale of its remaining interest in us, then the Telstra Act will need to be amended.
We are required under the Telstra Act to provide the Commonwealth with certain information that we would not generally be required to disclose concurrently, if at all, to other shareholders. This information includes:
•	annual provision of our three-year corporate plan;

•	interim financial statements, if requested by the Communications Minister; and

•	reports regarding significant proposed events, including corporate restructurings, acquisitions and divestitures or joint venture and partnership activities.
We are also required to keep the Communications Minister and the Minister for Finance and Administration generally informed about our operations and to give them such information about our operations as they require. Our management is required to appear before and, with limited exceptions, provide information to Parliamentary committees.
The Communications Minister has the power under the Telstra Act to give us, after consultation with our Board, such written directions as appear to the Communications Minister to be necessary in the public interest. To date, no directions have been issued under this power. Our Board must ensure that we comply with any such direction. The Communications Minister may not give such directions in relation to the amounts to be charged for work done, or services, goods or information supplied by us. The Communications Minister, however, has some discretionary powers in relation to charges. The Communications Minister also has the power to direct us under the Telecommunications (Consumer Protection and Service Standards) Act. The Telstra Act deems the Commonwealth Auditor-General to have been appointed as our auditor for the purposes of the Corporations Act. The
Auditor-General cannot be removed without legislative amendment.
The Commonwealth has the ability to control us. This includes the power to pass any resolution at a shareholders’ meeting requiring a simple majority, which includes the appointment and removal of directors, with the exception of matters upon which the Commonwealth is not permitted to vote under the Corporations Act or applicable listing rules.
The Commonwealth has a set of general policies which apply to partially owned Government business enterprises, which provide significant commercial freedoms in the conduct of their business, subject to the oversight of appropriate Ministers. These general policies are applied principally through the Telstra Act, the Commonwealth Authorities and Companies Act 1997 (Cwth) and our constitution.
The Commonwealth as regulator
We are currently regulated by the Commonwealth and its departments and independent agencies under a number of statutes including:
•	the Telstra Act;

•	the Telecommunications (Consumer Protection and Service Standards) Act 1999;

•	the TPA; and

•	the Telecommunications Act.

Telstra Corporation Limited and controlled entities
Major Shareholders and Related Parties
The Commonwealth’s role as regulator is independent and distinct from its role as shareholder. Like other regulatory regimes, it is unlikely that the current regime will remain static. It will change over time in light of experience and new developments in the industry, and the possible sale of the Commonwealth’s remaining interest in us.
We are also subject to a range of other Commonwealth legislation, some of which does not apply to our competitors. This legislation covers a wide range of areas including administrative law, environmental law and employment related law.
The Commonwealth as customer
The Commonwealth is a major user of our services. The Commonwealth, as a result of telecommunications liberalisation, is increasingly seeking to take advantage of open competition when purchasing telecommunications services in such a competitive environment.
Related party transactions
A discussion of our related party transactions is contained in ‘Operating and Financial Review and Prospects — Related party transactions’.

Telstra Corporation Limited and controlled entities
Listing Information
Markets in which our shares are traded
We are listed, and those of our shares that are not held by the Commonwealth are quoted, on the ASX and on the New Zealand Stock Exchange (NZSE). ADSs, each representing five shares, have been issued by the Depositary and are listed on the NYSE.
The stock market operated by the ASX is the principal stock exchange in Australia. The exchange operates by way of the Stock Exchange Automated Trading System (SEATS) which is a fully computerised system.
Trading on SEATS takes place each business day between the hours of 10:00 am and 4:05 pm, Australian Eastern Standard Time or Australian Eastern Standard Summer Time. At 4:05 pm each day, the ASX subsequently matches any buy and sell orders in the system that satisfy both buyers and sellers. The prices of all listed shares are continuously quoted while the market is open and the system prioritises orders first by price and second by time of placement in the system. Exchange participants can cross stock between buying and selling orders, at the buy or sell quote provided those quotes are no more than one marketable bid apart and can cross outside this range in amounts of A$1 million or more. Transactions on the ASX are settled on the third business day following the trade date.
Our securities were initially listed on 17 November 1997. This followed the sale by the Commonwealth of 33.3% of its shares in the Company. Subsequently on 18 October 1999, the Commonwealth sold an additional 16.6% of the shares in the Company.
Markets on which our debt securities are listed
We also have debt securities listed on:
•	the ASX;

•	the London Stock Exchange;

•	the Paris Stock Exchange; and

•	the Swiss Stock Exchange.

Telstra Corporation Limited and controlled entities
Listing Information
Price history of our securities
The following tables give the price history of our securities.
Table A shows the high and low closing prices for shares and ADSs:
•	highest and lowest closing sale prices for shares as derived from the daily official list of the ASX; and
•	highest and lowest closing sale prices of ADSs quoted on the NYSE.
Table A — High and low closing price for shares and ADSs — on an annual basis - for a period of five years or time of trading if less than five years

			US$ per
	A$ per share		ADS(1)
Period	High	Low	High	Low

Fiscal 2001	7.44	5.31	22.00	13.85

Fiscal 2002	5.68	4.48	14.85	12.10

Fiscal 2003	5.04	3.96	15.25	11.84

Fiscal 2004	5.15	4.45	19.17	14.87

Fiscal 2005	5.49	4.63	21.61	16.35

(1)	Each ADS represents 5 ordinary shares.
Table A — High and low closing price for shares and ADSs — on a quarterly basis for the two most recent full financial years

			US$ per
	A$ per share		ADS(1)
Period	High	Low	High	Low

2003

1 July — 30 September	5.15	4.45	17.07	14.87
1 October — 31 December	4.99	4.71	18.32	16.40

2004

1 January — 31 March	5.01	4.52	19.71	17.05
1 April — 30 June	5.06	4.50	17.72	15.80
1 July — 30 September	5.49	4.79	18.45	16.35
1 October — 31 December	4.94	4.63	19.42	16.77

2005

1 January — 31 March	5.49	4.81	21.61	18.30
1 April — 30 June	5.17	4.79	20.01	18.37

(1)	Each ADS represents 5 ordinary shares.

Telstra Corporation Limited and controlled entities
Listing Information
Table B shows for the most recent six months, the high and low market prices for each month.
Table B — High and low closing prices for the most recent six months

			US$ per
	A$ per share		ADS(1)
Period	High	Low	High	Low

2005
February	5.32	4.99	21.25	19.45
March	5.49	5.02	21.61	19.35
April	5.10	4.83	19.85	18.87
May	5.06	4.79	19.19	18.37
June	5.17	5.05	20.01	19.05
July	5.14	4.93	19.62	18.24

(1)	Each ADS represents 5 ordinary shares.
There were 5,997,078,863 shares issued and available for trading on the market as at 30 June 2005. This includes 211,629 shares held by the Commonwealth and listed for trading. At that date, 13,940,172 ADSs (equivalent to 69,700,860 shares) were held by 34 record holders and 2,312,630 ordinary shares were held by 1,320 US record holders.
On 15 November 2004, we announced the successful completion of our A$750 million off-market share buy-back. A total of 185,284,669 shares were bought back at A$4.05 per share, representing 3 per cent of the Company’s non-Commonwealth owned issued capital. The A$4.05 per share buy-back price comprised a fully franked dividend of A$2.55 per share and a capital component of A$1.50 per share bought back.
We also successfully completed a A$1 billion off-market share buy-back in November 2003.
Before the buy-backs, the Company had 12,866,600,200 shares outstanding, including those held by the Commonwealth. As a result of the 2003 buy-back, the number of shares outstanding reduced to 12,628,359,026 and the number of shareholders reduced from approximately 1.805 million to 1.769 million. Following the 2004 buy-back, the number of shares outstanding reduced to 12,443,074,357 and the number of shareholders has reduced to 1.634 million. The Commonwealth did not participate in the buy-backs.
The closing price for our shares on the ASX on 18 August 2005 was $4.74 and the closing price for our ADSs on the NYSE was US$17.97.

Telstra Corporation Limited and controlled entities
Legal Proceedings
In November 2002, Seven Network Limited and C7 Pty Limited (‘Seven’) commenced litigation against us and various other parties in relation to the contracts and arrangements between us and some of those other parties relating to the right to broadcast Australian Football League and National Rugby League, the contract between FOXTEL and us for the provision of broadband HFC cable services (the Broadband Co-operation Agreement) and other matters. Seven seeks damages and other relief, including that these contracts and arrangements are void. Expert reports filed by Seven have been used to suggest that Seven’s damages are around $1.1 billion, although this involves significant double-counting and therefore a more realistic upper limit may be around $480 million. Expert reports filed by the respondents put the upper limit of the damages at significantly less than this amount. Also, these amounts are the total damages claimed from all respondents, and an apportionment of the damages to particular respondents has not yet been made. Seven also seeks orders which would, in effect, require a significant restructure of the subscription television/sports rights markets in Australia. The matter is proceeding before the courts and the hearing is scheduled to commence on 12 September 2005 but is unlikely to have any material effect on our overall business or financial position.
We are also involved in routine litigation. Governmental authorities and other parties threaten and issue legal proceedings against us from time to time.
We do not consider that there are any current proceedings that could materially adversely affect our overall business or financial position.

Telstra Corporation Limited and controlled entities
Constitution and Documents on Display
Our constitution
The following provides information on the material provisions of our constitution. Our constitution describes many of the rights of a shareholder.
We may issue further shares but the Commonwealth must hold at least 50.1% of our shares
The directors may issue shares at their discretion. They must, however, act in accordance with our constitution, the Corporations Act, the Telstra Act, ASX Listing Rules, any special rights conferred on holders of any shares and any direction from the Company in general meeting where shareholders have been requested to authorise an issue of shares. However, under the Telstra Act, the Commonwealth must hold at least 50.1% of our issued shares. The Commonwealth may hold less than 50.1% of our issued shares only if legislation is passed permitting it to do so.
Calls
Our directors may only make calls on shareholders in respect of money unpaid on their shares. Our shareholders have no other liability to further capital calls. All shares currently on issue are fully paid.
Restrictions on foreign ownership
Our constitution contains provisions designed to enable us to monitor and enforce the foreign ownership restrictions contained in the Telstra Act. We have adopted rules to implement these provisions which bind all shareholders. These are outlined in the ‘Exchange Controls and Foreign Ownership’ section in this annual report.
Alteration of rights
The rights attaching to our shares may only be varied or abrogated with the written consent of the holders of three quarters of the issued shares of that class or with the approval of a special resolution passed at a separate meeting of the holders of the issued shares of that class. Currently, we have only one class of ordinary shares.
Borrowing powers
Our directors may exercise all of our borrowing powers in their absolute discretion. This power may only be varied by amending our constitution which would require a special resolution to be passed by our shareholders at a general meeting.
Shareholders’ approval required
The management of the business and affairs of the Company is vested in our directors. However, the approval of shareholders is required for certain important matters, such as the election of directors and the sale or disposal of our main undertaking. As the Commonwealth holds at least 50.1% of our issued shares, it has the power to control most decisions made by shareholders.
Directors and shareholders may call a meeting
The directors may call a general meeting at their discretion. The directors must also call and arrange to hold a general meeting on the request of:
•	shareholders who hold at least 5% of the votes that may be cast at the general meeting; or

•	at least 100 shareholders who are entitled to vote at the general meeting.

Telstra Corporation Limited and controlled entities
Constitution and Documents on Display
General meeting attendance and notice
All shareholders are notified of and may attend all general meetings. We send a notice of the meeting to all shareholders at least 28 days before the meeting.
Voting rights
Shareholders (whether residents or non-residents of Australia) may vote at a meeting of shareholders in person, by proxy, attorney, or representative, depending on whether the shareholder is an individual or a company.
Three shareholders (one of whom must be the Commonwealth) must be present in person or by proxy, attorney or representative to form a quorum. If there is no quorum present at a meeting 15 minutes after the time set for the start of the meeting, then:
•	if the meeting was called by a shareholder or shareholders, the meeting is adjourned to the same day, time and place in the next week or to such other day, time and place as the shareholder or shareholders who called the meeting appoint by notice to shareholders and others entitled to notice of the meeting; or

•	in any other case, the meeting is adjourned to the same day, time and place in the next week or to such other day, time and place as the directors appoint by notice to shareholders and others entitled to notice of the meeting.
At the adjourned meeting, the quorum is two shareholders present in person or by proxy, attorney or representative. One shareholder must be the Commonwealth, unless the Commonwealth received written notice of the original meeting and did not attend that meeting. The adjourned meeting is dissolved if this quorum is not present within 15 minutes after the time specified for the meeting.
Shareholders must vote on a show of hands unless a poll is called. A poll may be called either before a vote is taken or before or immediately after the voting results on a show of hands are declared. A poll may be called by:
•	the chairman of the meeting;

•	not less than five shareholders who may vote on the resolution; or

•	a shareholder or shareholders who together hold at least 5% of the votes that may be cast on the resolution on a poll.
If the demand for a poll is withdrawn, the vote is decided on a show of hands.
Subject to any rights or restrictions attaching to our shares, on a show of hands each shareholder present in person or by proxy, attorney or representative has one vote and on a poll, has one vote for each fully paid share held. Presently, we have only one class of fully paid ordinary shares and these do not have any voting restrictions. If shares are not fully paid, the number of votes attaching to the shares is pro-rated accordingly.
An ordinary resolution is passed:
•	on a show of hands, by a majority of shareholders present in person or by proxy, attorney or representative voting in favour of the resolution; and

•	on a poll, by shareholders present in person or by proxy, attorney or representative holding at least a majority of the votes cast in favour of the ordinary resolution.

Telstra Corporation Limited and controlled entities
Constitution and Documents on Display
A special resolution is passed:
•	on a show of hands, by at least 75% of shareholders present in person or by proxy, attorney or representative voting in favour of the resolution; and

•	on a poll, by shareholders present in person or by proxy, attorney or representative that represent at least 75% of the votes cast in favour of the special resolution.
Dividends
Subject to any special rights attaching to our shares and to the terms of any issue of shares to the contrary, shareholders receive dividends according to the number of shares held and the amount paid up on those shares. Currently, no special rights attach to any of our shares.
Rights to profits
The power to declare dividends, pay dividends and fix the time for their payment is vested in the Board. Our directors may, before declaring or paying a dividend, set aside out of our profits any amount that they think should be applied as a reserve. Our directors may also carry forward profits which they consider should not be distributed as a dividend, without transferring those profits to a reserve.
A declaration by our directors as to the amount of the profits available for dividend is conclusive and binding on all shareholders.
Documents to be sent to shareholders
Shareholders will receive a copy of any financial statements or other documents which we must send to shareholders under our constitution, the Corporations Act and the ASX Listing Rules. We also offer shareholders the opportunity to receive electronic copies of these documents via email as an alternative to receiving hard copies.
Winding-up
When the Company is being wound up, if the assets available for distribution among shareholders are insufficient to repay the whole of the paid up capital (including credited as paid), the surplus assets must be applied first in repayment of paid up capital (including credited as paid). Any remaining surplus assets will then be applied in repayment of the capital paid up (including credited as paid) on all shares that are restricted securities.
If in a winding-up the assets available for distribution among shareholders are more than sufficient to repay the whole of the paid up capital (including credited as paid), the excess must be distributed among shareholders in proportion to the capital paid up (including credited as paid) or which ought to have been paid up (including credited as paid) at the commencement of the winding-up on their shares.
Number of directors
At all times, we must have between 3 and 13 directors on the Board of directors. Shareholders may vote to increase the maximum number of directors.
Directors’ share qualification
Our directors do not require a share qualification.

Telstra Corporation Limited and controlled entities
Constitution and Documents on Display
Retirement of directors
Our directors (other than the CEO) may not retain office for more than three years without offering themselves for re-election. At the annual general meeting (AGM) in each year, at least one third of our directors (other than the CEO) must retire from office. The directors to retire by rotation at each AGM are those who have been longest in office.
In addition, the Board’s general policy on Board membership for non-executive directors is:
•	in general, directors will be encouraged to retire at 72 years of age; and

•	the maximum tenure is 12 years (usually four terms of three years).
Directors’ interests
A director who has a material personal interest in a proposal, arrangement or contract that is being considered at a meeting of our directors has a limited right to be present at the relevant meeting and to vote on the matter.
The power to be present and vote only exists in certain circumstances prescribed by the Corporations Act. These are:
•	when the Board has passed a resolution that identifies the director and his/her interest and states that the other directors are satisfied that the interest should not disqualify the director from voting or being present; or

•	where the ASIC makes a declaration or class order that the director may be present and vote notwithstanding his/her material personal interest.
The directors’ power to vote compensation to themselves in the absence of an independent quorum is limited. If there are not enough directors to form a quorum because interested directors are disqualified, the directors may:
•	call a general meeting to consider a resolution to deal with the matter; or

•	seek a declaration from ASIC allowing the interested director to vote and be included in the quorum (ASIC will only exercise this power when the matter needs to be dealt with urgently and cannot be dealt with in a general meeting).
Officers’ indemnity and insurance
Our constitution provides for us to indemnify each officer, to the maximum extent permitted by law, against any liability incurred as an officer provided that:
•	the liability is not owed to us or a related body corporate;

•	the liability is not for a pecuniary penalty or compensation order made by a court under the Corporations Act; and

•	the liability does not arise out of conduct involving a lack of good faith.
Our constitution also provides for us to indemnify each officer, to the maximum extent permitted by law, for legal costs incurred in defending civil or criminal proceedings.
If one of our officers or employees is asked by us to be a director or alternate director of a company which is not related to us, our constitution provides for us to indemnify the officer or employee out of our property for any liability he or she incurs. This indemnity only applies if the liability was incurred in the officer’s or employee’s capacity as a director of that other company. It is also subject to any corporate policy made by our CEO. Our constitution also allows us to indemnify employees and outside officers in some circumstances. The terms “officer”, “employee” and “outside officer” are defined in our constitution.

Telstra Corporation Limited and controlled entities
Constitution and Documents on Display
We may pay an insurance premium insuring a person who is or has been a director, secretary or executive officer of us or of one of our related bodies corporate against certain liabilities incurred by that person in such a capacity. The insurance will not cover liabilities which arise out of conduct involving a wilful breach of that person’s duty to us or a breach of their duty not to improperly use their position or company information.
Dividend policy and capital management
It is our current policy to declare ordinary dividends of around 80% of normal profits (excluding the impact of writedowns in assets and investments or other similar unusual items) after tax. The Board also expects to return A$1.5 billion to shareholders each year for the next two years through special dividends and/or share buy-backs, subject to maintaining the Board’s target balance sheet ratios. It is our policy to pay dividends to Australian and New Zealand shareholders by direct credit to the shareholder’s or another nominated person’s account with a bank or other financial institution. We consider that payment by direct credit is fast, efficient and secure and significantly reduces our administrative costs in relation to payment of dividends.
Documents on display
It is possible to read and copy documents referred to in this annual report that have been filed with the SEC at the SEC’s public reference room located at 450 Fifth Street, NW, Washington DC 20549. Please contact the SEC at 1-800-SEC- 0330 for further information. The SEC also maintains a website at www.sec.gov where many of these documents may be accessed.

Telstra Corporation Limited and controlled entities
Exchange Controls and Foreign Ownership
Absence of exchange controls
We will remit dividends, interest or other payments to holders of our securities, unless we are prohibited from doing so.
There are no general restrictions on moving money in or out of Australia. However, Australian foreign exchange and other controls are implemented from time to time against certain countries, entities and persons. Without prior approval of the Reserve Bank of Australia, we are currently prohibited from making payments to (or relating to) specified supporters of the former Milosevic regime of the Federal Republic of Yugoslavia and specified ministers and senior officials of the Government of Zimbabwe. Further, we are currently restricted from giving assets to the Taliban, Osama bin Laden, the Al-Qaida organisation and other persons and entities identified as terrorists or sponsors of terrorism without the permission of the Australian Government. We are also currently prohibited from transferring the assets of the previous Government of Iraq, Saddam Hussein, other senior officials of his regime and their immediate families other than to a development fund established to aid Iraq’s reconstruction and rehabilitation.
Restrictions on foreign ownership
Telstra Act
The Telstra Act provides that an “unacceptable foreign-ownership situation” will exist in relation to Telstra if all “foreign persons” and their associates hold, in total, a “particular type of stake” in us of more than 35% of shares held by persons other than the Commonwealth (Aggregate Limit) or if any foreign person and its associates hold a “particular type of stake” in Telstra of more than 5% of shares held by persons other than the Commonwealth (Individual Limit). “Foreign person”, “associate”, “group”, “particular type of stake”, “direct control interest” and “interest” in a share are all defined in the Telstra Act and are summarised below under “Definitions”.
Where an acquisition of shares or interests in shares in any company results in:
•	an “unacceptable foreign-ownership situation” in relation to Telstra;

•	an increase in the total of any type of stake held by any group of foreign persons in Telstra where there already exists a breach of the Aggregate Limit; or

•	an increase in any type of stake in Telstra held by any foreign person who is already in breach of the Individual Limit, and the person acquiring the shares knew or was reckless as to whether the acquisition would have that result, that person is guilty of an offence punishable on conviction by a fine not exceeding A$44,000.
The Communications Minister or Telstra may apply to the Federal Court for remedial orders where an unacceptable foreign ownership situation exists, including orders requiring the disposal of shares, restricting the exercise of rights attaching to shares or prohibiting or deferring receipt of sums due on shares. In addition, we are required under the Telstra Act to take all reasonable steps to ensure that an unacceptable foreign ownership situation does not exist in relation to us.
Our constitution contains provisions to enable us to monitor and enforce the foreign ownership restrictions. These provisions are binding on all shareholders. Our Board of directors has adopted rules to implement these provisions. The rules are outlined below. They may be amended at any time by resolution of our Board.

Telstra Corporation Limited and controlled entities
Exchange Controls and Foreign Ownership
On or after registration of a transfer or transmission application for a share, when the acquirer first becomes a shareholder, the acquirer must generally notify us whether it is either:
•	a person with an interest in a share who is either a foreign person or an associate of a foreign person; or

•	a person who holds a share in which a foreign person or an associate of a foreign person has an interest (foreign holder).
The information derived from these notifications is reflected in a register by means of a foreign coding.
Systems have been established for shares traded on the ASX so that notifications are given by brokers as part of routine provision of ASX settlement information (ASX systems). The ADR custodian under the ADR facilities is automatically treated as a foreign holder for the purposes of the constitution, as are all holders of shares on the New Zealand share register. In the case of other transfers or transmission applications, the onus is on the acquirer to notify us if it is a foreign holder.
All shares held by foreign holders will be treated as foreign unless the holder notifies that some of its shares are ones in which a foreign person or associate of a foreign person has an interest (foreign shares) whereas others are not and either:
•	divides its holding into separate Holder Identification Numbers or Security Holder Reference Numbers under the ASX’s CHESS* system, one for foreign shares and one for shares which are not foreign; or

•	provides bi-monthly notices indicating the breakdown of its holding into foreign and non-foreign shares.
The constitution and rules also contain provisions permitting us to send notices to registered holders of shares with a view to determining whether they are foreign holders or not and requesting details of any foreign persons or associates of foreign persons having interests in the relevant shares and any other information relating to foreign ownership which may be requested.
If we determine, as a result of information obtained from the notifications and responses to notices referred to above, that an unacceptable foreign ownership situation exists in relation to us, there is power under our constitution to require divestment of shares to remedy this situation. In exercising this divestment power, we are entitled to rely on foreign codings in the relevant register and upon the notifications and responses to notices referred to above. We will notify the ASX, NZSE and NYSE if the level of foreign codings comes within five percentage points of the Aggregate Limit and after that at one percentage point intervals. The divestment powers are broadly framed and we and our directors are not liable to shareholders for the manner of their exercise.
If we believe that the Individual Limit has been breached, we may require that any shareholder whose shares are believed to form part of the contravening “stake” be divested within 30 days of the date a notice requiring divestment (disposal notice) is given.
If we believe the Aggregate Limit has been breached, the rules currently provide that disposal notices will be given to all holders whose foreign shares became registered in their names or which became coded as ‘foreign’ on the day that the aggregate number of foreign coded registrations on the relevant register exceeded the limit and on each succeeding day whilst the limit is exceeded.

Telstra Corporation Limited and controlled entities
Exchange Controls and Foreign Ownership
The recipient of a disposal notice is required to divest the shares that are the subject of the notice before the divestment date specified in the notice. The divestment date will be the fifth business day of the month next following the month in which the disposal notice was issued, unless that would be less than 30 days after the date of issue of the notice, in which case the divestment date will be the fifth business day of the next month.
No divestment will be required on a divestment date if foreign shares, as shown on the relevant register on that date, do not exceed the Aggregate Limit. If a disposal notice is not complied with, the constitution contains provisions empowering us to sell the relevant shares on behalf of the holder on or after the relevant divestment date. The holder will lose the ability to transfer the shares itself after that date.
Transfers among foreign holders and ADR holders
Special arrangements apply to certain transfers from one foreign holder to another.
Disposal notices will not be given in respect of:
•	foreign shares acquired from the international underwriters on closing of the international offerings in 1997 and 1999;

•	foreign shares acquired under a particular form of ASX ‘special crossing’ for transfers among foreign holders. Shares can only be transferred under such a special crossing if they are not, and are not liable to become, the subject of a disposal notice; or

•	shares registered on the New Zealand branch share register or deposited in the ADR facility, though shares may only be transferred onto the New Zealand branch share register or ADR facility if they are not, and are not liable to become, the subject of a disposal notice.
NZSE trading is only in shares registered on the New Zealand branch register.
All shares deposited in the ADR facility will be treated as foreign. Holders of ADRs are subject to the Individual Limit and must notify the Depositary, as applicable, if any of the ADRs they hold form part of a ‘stake’ which breaches the Individual Limit. Where the Individual Limit is breached, the Depositary may be required to divest the relevant shares and the corresponding ADRs may be cancelled. The deposit agreement contains provisions permitting the Depositary to obtain and supply to us information relevant in monitoring and enforcing the foreign ownership limits.
The above summary is not complete and is subject to, and qualified by, reference to the constitution and current rules and procedures that have been adopted by us for the administration of the foreign ownership provisions in the Telstra Act. Copies of the constitution, the rules and the Telstra Act, are available for inspection through the Company Secretary, Telstra Corporation Limited, 242 Exhibition Street, Melbourne, Victoria 3000, Australia during normal working hours.
Definitions
‘Foreign person’ is defined in the Telstra Act as:
•	a foreign citizen (defined in the Telstra Act as a non-Australian citizen) not ordinarily resident in Australia (a ‘foreign citizen’);

•	a company where a foreign citizen or a foreign company (defined in the Telstra Act as an overseas incorporated company) holds a particular type of stake in the company of 15% or more;

•	a company where a group of two or more persons, each of whom is either a foreign citizen or a foreign company, holds in total a particular type of stake in the company of 40% or more;

Telstra Corporation Limited and controlled entities
Exchange Controls and Foreign Ownership
•	the trustee of a trust estate in which a foreign citizen or a foreign company holds a substantial interest (essentially a 15% beneficial interest, including such foreign citizen’s or foreign company’s associates’ interests); or

•	the trustee of a trust estate in which two or more persons, each of whom is either a foreign citizen or a foreign company, hold an aggregate substantial interest (essentially a 40% beneficial interest including each such foreign citizen’s or foreign company’s associates’ interests).
A ‘particular type of stake’ in any company held by any person is defined as the aggregate of the ‘direct control interests’ of that type in that company held by that person and that person’s associates.
An ‘associate’ of a person is defined to include:
•	a wide range of direct and indirect relationships such as relatives, partners, employees and employers of the person;

•	if the person is an employee of an individual, other employees of the individual;

•	if the person is a company, an officer of the company and, if the person is an officer of a company, the company and other officers of the company;

•	the trustee of a discretionary trust where the person or an associate of the person is a beneficiary;

•	a company whose directors are accustomed, or under an obligation, to act in accordance with the wishes, directions or instructions of the person;

•	a company where the person is accustomed, or under an obligation, to act in accordance with the company’s wishes, directions or instructions;

•	a company in which the person has a particular type of stake of at least 15% or, if the person is a company, a person who holds a particular type of stake of at least 15% in it; and

•	an associate of an associate of the person.
For the purposes of determining foreign ownership of any company, a person’s associates also include any other person with whom the person has an arrangement enabling them to jointly control any of the voting power of such company or certain types of power over, or over the appointment of, the Board of directors of such company.
‘Group’, in relation to the foreign ownership limits, includes one person alone or a number of persons, even if they are not in any way associated with each other or acting together.
A ‘direct control interest’ of any person in any company is defined as the equivalent percentage of:
•	the total paid up share capital of the company in which the person holds an interest;

•	the voting power in the company that the person is in a position to control;

•	the total rights to distributions of capital or profits of the company to its shareholders on a winding up, held by the person;

•	the total rights to distributions of capital or profits of the company to its shareholders, other than on a winding up, held by the person; and

•	traced interests held via interposed entities.

Telstra Corporation Limited and controlled entities
Exchange Controls and Foreign Ownership
‘Interest in a share’ is defined to include:
•	legal or equitable interests in a share;

•	certain rights under a contract to purchase a share;

•	options to acquire a share or an interest in a share;

•	a right to have a share transferred to the person’s order; and

•	an entitlement to acquire a share or an interest in a share or to exercise or control the exercise of a right attached to the share.
However, certain interests in shares are disregarded, including:
•	certain interests of lenders under or following enforcement of security arrangements;

•	interests of a trustee or manager of, or a custodian for, a unit trust or certain Australian complying or exempt superannuation funds, if such trustee, manager or custodian reasonably believes that foreign persons hold beneficial interests in less than 40% of the capital and income in the trust or fund;

•	interests held by an Australian registered life insurance company or a custodian for it, in respect of a statutory fund, if the company reasonably believes that less than 40% of policy holder liabilities of the fund are owed to foreign persons;

•	interests held by nominees, custodians or depositaries, or brokers acting on clients’ instructions in the ordinary course of business, provided in each case the holder has no beneficial interest or discretionary voting authority in respect of the underlying shares;

•	certain interests held by the international underwriters and their related corporations;

•	shareholder interests in companies other than us, which are not ‘foreign persons’ under the Foreign Acquisitions and Takeovers Act 1975 (Cwth);

•	interests held by persons who are not foreign persons and do not have any substantive foreign associates (that is, persons who directly or indirectly control them, with whom they act in concert or in accordance with whose wishes, instructions or directions they are obliged or accustomed to act);

•	interests held by any person to the extent that, after such interests have been included in the ‘stake’ of that person and any of its substantive foreign associates, such interests would also be included in the stake of a non-substantive associate of the person; and

•	interests held by any person who is not a foreign person to the extent that, in determining the total of the stakes of a group of foreign persons, such interests would be counted more than once for that purpose.
References to ‘interests’ in shares exclude disregarded interests.

Telstra Corporation Limited and controlled entities
Exchange Controls and Foreign Ownership
Foreign Acquisitions and Takeovers Act 1975 (Cwth)
The Foreign Acquisitions and Takeovers Act 1975 (Cwth) (‘FATA’) applies to an acquisition by a foreign person of an interest in the shares of an Australian company with total assets of A$50 million or more which results in the acquisition of or addition to a substantial interest in the Australian company.
With effect from 1 January 2005 the Australia United States Free Trade Agreement increased this threshold to $800 million for investors from the United States. However the increase does not apply to investments in prescribed sensitive sectors such as telecommunications . Therefore, the $50 million threshold continues to apply to investors in Telstra shares.
A ‘substantial interest’ is defined to be any single foreign person and its associates controlling 15% or more, or two or more foreign persons and their associates in aggregate controlling 40% or more, of shares or voting power. Any proposed acquisition which would result in these thresholds being exceeded should be notified to the Federal Treasurer and a statement of no objection issued (with or without conditions) in advance of completion of the acquisition.
When assessing the proposed acquisition, the Federal Treasurer will have regard to the limits prescribed by the Telstra Act which are also reflected in Australia’s Foreign Investment Policy.
Under the Foreign Acquisitions and Takeovers Regulations, a foreign person that is a foreign custodian may be certified by the Treasurer as exempt from the operation of the FATA in respect of interests held by the foreign custodian on behalf of Australians (or other expressly limited classes of investor). This regulation has the same effect as the regulations under the Telstra Act, which provide that certain interests in shares are disregarded including interests held by custodians in the ordinary course of business, provided the custodian has no beneficial interest or discretionary voting authority in respect of the underlying shares.
Foreign ownership status
At 19 August 2005, the number of Telstra shares recorded as foreign on our register was 6.0562% of the total number of issued Telstra shares.

Telstra Corporation Limited and controlled entities
Taxation
Australian taxation
The Australian Taxation Office (ATO) has provided advice confirming the Australian income taxation implications of investment in shares and ADSs as summarised in the following discussion. This discussion is based on the law in force at the date of this annual report.
The tax profile of each investor will determine the applicable Australian income taxation implications for that investor. For example, some investors (such as financial institutions) may hold their investments on income account rather than on capital account, in which case the comments below concerning capital gains implications will not be applicable. Certain tax non-residents may, irrespective of whether the assets they dispose of are capital gains tax assets that have the necessary connection with Australia (for the purpose of these discussions, these assets are referred to as “taxable Australian assets”), be liable to tax in respect of a profit on a dealing in the asset as ordinary income.
Pursuant to taxation reforms enacted by the Commonwealth Government during fiscal 2003, the Telstra Entity and its Australian resident wholly owned entities elected, from 1 July 2002, to be treated as a single entity for income tax purposes.
Treatment of shares
Taxation of dividends
An imputation system operates in Australia in respect of company income tax. In the absence of an exemption or concession, Australian resident companies are liable for Australian income tax on their taxable income at the corporate rate which is currently 30%. The payment of Australian income tax by Australian companies generates a franking credit which, when the Company pays a dividend to shareholders, generally flows through to Australian resident shareholders.
At present, it is expected that we will be able to fully frank declared ordinary dividends out of fiscal 2006 earnings. However, no assurance can be given as to the level of franking of ordinary dividends in the future. This is because it depends upon, amongst other factors, our earnings, Government legislation and our taxation position.
A tax off set equivalent to the franking credit (known as a “franking rebate”) may be available to certain Australian resident shareholders. Under certain rules, there are circumstances where an investor may not be entitled to the benefit of franking credits. The application of these rules depends on the investor’s own circumstances including the period for which the shares are held and the extent to which the investor, if a resident, is “at risk” in relation to their investment.
Fully franked dividends paid to non-resident shareholders are not subject to dividend withholding tax (DWHT). Dividends to the extent that they are not fully franked are generally subject to DWHT at the rate of 30% (unless reduced by a double tax treaty). In the case of US tax residents who hold less than 10% of the voting power in Telstra, provided that the shares are not effectively connected with a permanent establishment or a fixed base of a tax non-resident in Australia through which the tax non-resident carries on business in Australia or provides independent personal services, the rate is reduced under the double tax treaty to 15%.
Accordingly, dividends paid by us to tax non-residents to the extent to which they are franked will not be subject to DWHT. The unfranked part of any dividends paid by us to tax non-residents will be subject to DWHT. We deduct DWHT and the tax non-resident receives dividends on the shares net of DWHT.
Fully franked dividends paid to tax non-residents and dividends that have been subject to DWHT are not subject to any further Australian income tax.

Telstra Corporation Limited and controlled entities
Taxation
Taxation of capital gains
Tax non-residents will be liable for income tax under the capital gains provisions on the gains (in certain circumstances after an allowance for inflation in Australia or a capital gains tax discount) realised on the disposal of certain assets which are “taxable Australian assets”. Taxable Australian assets include a share (or interest in a share) in a public company where at any time in the preceding five years the non-resident’s holding (together with the holding of associates) in the public company is 10% or more.
Tax non-residents who, together with their associates, hold less than 10% of our shares (or an interest in a share) will, on disposal of the shares, not be subject to any Australian income tax on capital gains. Restrictions on the extent of foreign ownership in Telstra should ensure that tax non-resident investors qualify for this exemption.
Certain tax non-residents may, irrespective of whether the assets they dispose of are taxable Australian assets, be liable to tax in respect of a profit on a dealing in the assets, as ordinary income. A double tax treaty between Australia and the country of residence of the investor may give relief from liability to pay the Australian income tax on ordinary income.
Generally, the “business profits” articles of Australia’s double tax treaties provide that a resident of a treaty country is not subject to Australian income tax on “business profits” derived in Australia, unless derived at or through a permanent establishment in Australia. In the case of residents of the US, Article 7 (1) of the Convention between Australia and the US for the Avoidance of Double Taxation (the US Treaty) provides that the business profits of a US enterprise are only taxable in the US unless the enterprise carries on business in Australia through a permanent establishment situated in Australia. The term “permanent establishment” is defined in Article 5 of the US Treaty. In the view of the ATO, capital gains realised on the disposal of shares would not be “business profits” and the domestic capital gains tax provisions would apply. Investors should seek their own independent taxation advice should they wish to rely on a double tax treaty for relief from liability to pay Australian income tax upon the disposal of a share.
Investors who incur a liability for Australian income tax will be required to file an income tax return in Australia.
Treatment of American depositary receipts
Non-resident holders of ADRs evidencing ADSs will be treated for Australian income tax purposes as the owners of the shares represented by the ADSs.
Taxation of distributions
The Depositary will receive dividends on the shares represented by the ADSs net of DWHT (where payable). Holders of ADRs will not be subject to any further Australian income tax on distributions representing fully franked dividends or dividends that have been subject to DWHT.
Taxation of capital gains
A disposal of an ADR by a tax non-resident investor will constitute a disposal by the investor of the Telstra shares represented by the ADS evidenced by that ADR. Tax non-residents who, together with their associates, hold less than 10% of the shares or interests in our shares (including through ADSs) will, on disposal of ADRs, not be subject to any Australian income tax on capital gains. Restrictions on the extent of foreign ownership in Telstra should ensure that tax non-resident investors qualify for this exemption.

Telstra Corporation Limited and controlled entities
Taxation
Certain tax non-residents may, irrespective of whether the assets they dispose of are taxable Australian assets, be liable to tax in respect of a profit on a dealing in the assets as ordinary income. A double tax treaty between Australia and the country of residence of the investor may give relief from liability to pay the Australian income tax on ordinary income.
As discussed above under ‘Treatment of Shares – Taxation of capital gains’, generally, the “business profits” articles of Australia’s double tax treaties provide that a resident of a treaty party is not subject to Australian income tax on “business profits” derived in Australia, unless derived at or through a permanent establishment in Australia. In the view of the ATO, capital gains realised on the disposal of ADRs would not be “business profits” and the domestic capital gains tax provisions would apply. Investors should seek their own independent taxation advice should they wish to rely on a double tax treaty for relief from liability to pay Australian income tax upon the disposal of a share or ADR.
Australian stamp duty
As we are incorporated in the Australian Capital Territory (ACT), the stamp duty treatment of the transfer of Telstra shares is determined by reference to the ACT’s stamp duty regime.
From 1 July 2001, stamp duty on the transfer of shares which are quoted on a recognised stock exchange was abolished in the ACT. This covers both the situation where the transfer of such shares is affected by way of an “on-market” transfer (ie. through a broker) or by way of an “off-market” transfer.
This abolition also applies to the transfer of ADRs because ADRs are treated in the same way as shares for stamp duty purposes. Accordingly, from 1 July 2001 the transfer of ADRs is also not subject to stamp duty in the ACT.
United States taxation
This section describes the material US federal income tax consequences to a US holder (as defined below) of owning shares or ADSs. It applies to investors only if they hold their shares or ADSs as capital assets for tax purposes. This section does not apply to investors if they are a member of a special class of holders subject to special rules, including:
•	a dealer in securities;

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•	a tax-exempt organisation;

•	a life insurance company;

•	a person liable for alternative minimum tax;

•	a person that actually or constructively owns 10% or more of our voting stock;

•	a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction; or

•	a person whose functional currency is not the US dollar.
This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, as well as on the US Treaty all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

Telstra Corporation Limited and controlled entities
Taxation
An investor is a US holder if it is a beneficial owner of shares or ADSs and it is:
•	a citizen or resident of the US;

•	a domestic corporation;

•	an estate whose income is subject to US federal income tax regardless of its source; or

•	a trust if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorized to control all substantial decisions of the trust.
Investors should consult their own tax advisors regarding the US federal, state and local and the Australian and other tax consequences of owning and disposing of shares and ADSs in their particular circumstances. In general, and taking into account the earlier assumptions, for US federal income tax purposes, if investors hold ADRs evidencing ADSs, they will be treated as the owner of the shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to US federal income tax.
Taxation of distributions on shares or ADSs
Under the US federal income tax laws, if an investor is a US holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for US federal income tax purposes) is subject to US federal income taxation. For investors that are non-corporate US holder, dividends paid to them in taxable years beginning before 1 January 2009 that constitute qualified dividend income will be taxable to them at a maximum tax rate of 15% provided that they hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements.
Investors must include any Australian tax withheld from the dividend payment in this gross amount even though they do not in fact receive it. The dividend is taxable to investors when they, in the case of shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. The amount of the dividend distribution that investors must include in their income as a US holder will be the US dollar value of the Australian dollar payments made, determined at the spot A$/US$ rate on the date the dividend distribution is includible in their income, regardless of whether the payment is in fact converted into US$. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date they include the dividend payment in income to the date they convert the payment into US$ will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the US for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of their basis in the shares or ADSs and thereafter as capital gain.
Subject to certain limitations, the Australian tax withheld in accordance with the US Treaty and paid over to Australia will be creditable against investors’ US federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.
Dividends will be income from sources outside the US, but dividends paid in taxable years beginning before January 1, 2007 generally will be “passive income” or “financial services income” and dividends paid in taxable years beginning after December 31, 2006 will, depending on the investor’s circumstances, be “passive income” or “general income” which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to investors.

Telstra Corporation Limited and controlled entities
Taxation
Taxation of capital gains
If an investor is a US holder and it sells or otherwise disposes of its shares or ADSs, it will recognize a capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount that it realizes and its tax basis, determined in US$, in its shares or ADSs. Capital gain of a non-corporate US holder that is recognized before 1 January 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period of greater than one year. The deduction of capital losses is subject to certain limitations. The gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes.

Telstra Corporation Limited and controlled entities
Quantitative and Qualitative Disclosures about Market Risk
The potential for change in the market value of our financial assets and liabilities is referred to as “financial market risk”. We sometimes enter into financial instruments to manage our exposure to financial market risk such as interest rates and foreign currency rates that arise as part of our normal business operations.
Derivatives are financial instruments such as interest rate swaps, futures, foreign exchange forwards and cross currency swaps that derive their value from specified assets, indices, reference rates or a combination of these factors. We use derivative financial instruments, in accordance with Board approved policies, to hedge the market risks and volatility of financial outcomes arising from the underlying physical business or balance sheet exposure.
We are exposed to interest rate risk due to our borrowings
Our borrowings are generally for maturities of up to ten years and we manage our debt in accordance with targeted, currency, interest rate and debt portfolio maturity profiles.
Our target currency is principally A$ matching our principal currency of operation. Our borrowings are derived both from A$ and foreign currency sources with foreign currency borrowings in most cases swapped into A$ at commencement through to maturity. A relatively small proportion of our foreign currency borrowings are not swapped into A$ where they are used as natural hedges against our translation foreign exchange risk to offshore business investments.
Where the actual interest rate profile on the physical debt profile differs substantially from our desired target, we use derivatives, principally interest rate swaps, to adjust the net positions towards the target net debt profile. Our net debt portfolio therefore includes both physical borrowings (such as bonds and commercial paper) and associated derivative instruments (such as cross currency and interest rate swaps).
Our interest rate risk is calculated as the net of the interest rate exposure on our total net debt portfolio, after applying related derivatives and after offsetting any holdings of financial assets whose value is sensitive to interest rates.
The interest rate on a proportion (of face value approximately A$2.94 billion) of our borrowings is subject to the possibility of a limited increase through “coupon step-up” clauses that would be triggered by credit ratings downgrades from Standard & Poor’s and/or Moody’s Investor Service. The interest rates on this debt will increase by 0.25% up to a maximum of 0.50% pa if our minimum credit rating falls to A- (S&P) / A3 (Moodys) or below depending on the particular trigger points of each borrowing and the extent of the rating change. The interest rate increase will step-down again for some borrowings if the minimum credit rating was to subsequently increase above the previously mentioned trigger points. Our current ratings are A+ Negative Outlook (S&P) and A1 Negative Outlook (Moodys).
We have exposure to foreign currency risk due to our normal business operations and borrowings
Foreign currency exchange risk arises from:
•	firm or anticipated transactions for receipts and payments for international telecommunications services settled in or dependant on foreign currencies;

•	investments (both business and financial) denominated in foreign currencies;

•	purchase commitments for material and supplies with prices dependent on foreign currencies; and

•	borrowings that are denominated in foreign currencies.

Telstra Corporation Limited and controlled entities
Quantitative and Qualitative Disclosures about Market Risk
We manage the foreign exchange risk on the major part of our foreign currency denominated borrowings by effectively converting them to A$ borrowings at drawdown by applying cross currency swaps to maturity. Where foreign currency borrowings are used to hedge a specific underlying foreign exchange exposure, they are not swapped to A$ (eg. to hedge financial investments in foreign currency denominated securities and borrowings raised for offshore ventures).
Foreign exchange risks that arise from the purchase of goods and services are managed principally through the use of forward foreign currency derivatives.
We manage our translation foreign exchange risk to offshore business investments with a combination of foreign currency denominated borrowings (either physical or synthetic) in the currency of the entity concerned and forward foreign currency derivatives. Our economic foreign exchange risk is assessed for each individual currency, calculated by aggregating the net exposure for that currency.
Our economic exposure to movements in market risks is assessed and measured on a fair value basis
Two methods used to assess and present our overall estimated market risk are:
•	sensitivity analysis; and

•	value-at-risk or “VaR”.
These are undertaken to assess the potential impacts of adverse movements in the fair value of the relevant portfolio at the reporting date as shown below. Since market rates move in both directions, these can be advantageous as well as adverse. Hedging to protect against a downside risk can, in its establishment, remove or diminish the potential upside benefits.
Sensitivity analysis
We undertake a sensitivity analysis on our net debt and foreign exchange exposure portfolios after application of all hedging transactions. This is based on an instantaneous adverse proportional movement of 10% in interest rates and exchange rates.
The probability of this occurring is not factored into this sensitivity analysis. Also, the diverse nature of the portfolios is not taken into account and concurrent adverse movements in all exchange rates and interest rates is assumed.
For these reasons, the analysis may be conservative and may not represent likely market volatility since based on historical movements it is unlikely that there would be a concurrent adverse movement across all factors in the future.
The numbers in the following tables represent fair value movement in the areas concerned after all underlying exposures and related hedges are taken into account. Fair value movements can contain profit and loss statement or balance sheet movements or a combination of both.

Adverse proportional movement of 10% across risk categories
	As at 30 June
	2005	2004
Fair Value Risk	(A$m approximate)

Risk Categories
Interest rates	286	210
Foreign currency rates	118	80

Total	404	290

Telstra Corporation Limited and controlled entities
Quantitative and Qualitative Disclosures about Market Risk
The foreign currency rate numbers include the translation exposure movements generated from our overseas investments in CSL and TelstraClear. A proportion of both these exposures is hedged using a combination of foreign currency borrowings and foreign currency derivatives.
VaR
VaR is used to assess the potential adverse economic outcome due to market movements over a defined time horizon and with a specified confidence level based on historical volatilities. This potential component is calculated using the current statistical volatility relevant to the particular instrument derived from representative market wide data.
For the VaR numbers reported below, a one month time horizon and a 99% confidence level were used. This one month time horizon differs from many financial institutions who hedge for trading purposes and where a shorter one day period may be more appropriate. We consider a one month holding period is appropriate as our hedging activities are of a non-trading nature.
The monthly figures quoted can be approximately converted to daily assessments by multiplying by 0.22 or to 12 monthly estimates by multiplying by 3.5. For example, the VaR monthly result for foreign exchange of $32 million converts to an annual equivalent of approximately $112 million. We derive the potential fair value impact by applying historical volatility measures to the identified current market risk.
Unlike the sensitivity analysis, our overall VaR analysis takes into account the diversified nature of our net debt and net foreign exchange exposure portfolios and incorporates historical correlation between the markets. This projection based on historical volatility is, however, only an estimation of future volatility. The actual future volatility could be substantially different.
We arrived at the VaR numbers by using a Monte Carlo simulation model developed by our consulting actuaries, Mercer Finance & Risk Consulting which is part of Mercer Human Resources Consulting Pty Ltd, which uses recognised market wide based data sets and volatility calculation methodology. The data sets comprise:
•	interest rate and foreign exchange rate volatilities; and

•	correlations between and within interest rates and foreign exchange rates.
The simulation model determines the distribution of the fair value of our debt portfolio and foreign exchange portfolio plus hedges at future rates. This is undertaken by simulating interest and foreign exchange movements against our actual transaction portfolio. In deriving the VaR numbers, 50,000 simulations have been undertaken to ensure the production of stable, robust results.
The VaR is the difference between the median expected value of the portfolio and the value at the 99% confidence level assuming an adverse movement (ie. there is a 1% chance that the result arising from an adverse movement will be more adverse than the VaR).

Telstra Corporation Limited and controlled entities
Quantitative and Qualitative Disclosures about Market Risk

VaR (1)

	As at 30 June
	2005	2004
Fair Value Risk – (One month holding period)	(A$m)

Risk categories
Interest rates	175	164
Foreign currency rates	32	46

Sub-total	207	210
Diversification effect (2)	(17)	(41)

Total	190	169

(1)	For approximate conversions from monthly VaR cost multiply by 0.22 to give daily VaR and 3.5 to give twelve monthly VaR. These conversion factors assume that the portfolios continue with the same basis profiles, such as maturity and debt mix.

(2)	Equals the difference between the total monthly VaR and the sum of the monthly VaR’s for the two risk categories. This effect arises because the volatility of diversified risks (ie not the same) is less than the volatility of undiversified risks. If both risks are the same the VaR of the combined risks would simply be the sum of the VaRs.
VaR calculations were undertaken for portfolio balances at the end of each quarter during fiscal 2005. The following table shows the high, low and average amounts of the portfolio VaR based on these quarterly results. It should be noted that the portfolio composition changes each quarter and the high and low quarters are selected based on the then existing portfolio values. These quarters may therefore not represent the high or low for each particular component of interest rate and foreign exchange rate movements and inter quarter exposures can change significantly

VaR (1)analysis

		As at 30 June 2005
	High	Low	Average
Fair Value Risk - (One month holding period)		(A$m)

Risk categories
Interest rates	175	135	158
Foreign currency rates	32	39	41

Sub-total	207	174	199
Diversification effect (2)	(17)	(29)	(27)

Total	190	145	172

(1)	For approximate conversions from monthly VaR cost multiply by 0.22 to give daily VaR and 3.5 to give twelve monthly VaR. These conversion factors assume that the portfolios continue with the same basis profiles, such as maturity and debt mix.

(2)	Equals the difference between the total monthly VaR and the sum of the monthly VaR’s for the two risk categories. This effect arises because the volatility of diversified risks (ie not the same) is less than the volatility of undiversified risks. If both risks are the same the VaR of the combined risks would simply be the sum of the VaRs.
Additional information regarding our market risks is provided in note 29 to our financial statements.

Telstra Corporation Limited and controlled entities
Corporate Governance and Board Practices
The Telstra Board is committed to best practice in the area of corporate governance. Our main corporate governance and board practices in place during fiscal 2005 are described in this section and, where appropriate, elsewhere in our annual report, as indicated. Further information regarding our corporate governance and board practices (including copies of key policies and charters) can also be found on our website, www.telstra.com.au/abouttelstra/corp/governance.cfm.
We regularly review and update our corporate governance practices. The Board evaluates and, where appropriate, implements relevant proposals with the aim of ensuring that we maintain best practice in corporate governance, having regard to developments in market practice as well as new corporate governance requirements and guidance notes issued by the ASX, the New York Stock Exchange, the US Securities and Exchange Commission and other regulators.
We comply with the ASX Corporate Governance Council’s “Principles of Good Corporate Governance and Best Practice Recommendations” released in March 2003.
The Board of Directors
Role and responsibilities of the Board
The directors are accountable to shareholders for the management of our business and affairs and the Board is responsible to shareholders for our overall strategy, governance and performance. The Board’s role includes:
•	providing strategic direction to the Company by working with management to establish, monitor, develop and modify our strategy and performance objectives;

•	approving significant business decisions;

•	approving the annual corporate plan;

•	establishing, overseeing and reviewing procedures for best practice corporate governance;

•	appointing and assessing the performance of the CEO and approving succession plans and senior management remuneration policies and practices;

•	overseeing shareholder reporting and communications;

•	ensuring appropriate compliance frameworks and controls are in place and operating effectively;

•	monitoring the integrity of internal control and reporting systems and monitoring strategic risk management systems;

•	reviewing and approving statutory accounts and overseeing our financial position;

•	approving decisions concerning our capital, including capital restructures and dividend policy; and

•	complying with the reporting and other requirements of the Telstra Corporation Act.
The Board has adopted a charter that details the role and responsibilities of the Board and its members.
The Board delegates responsibility for day-to-day management of the Company to the CEO and has put a formal delegations structure in place which sets out the powers delegated to the CEO and those specifically retained by the Board.
Board membership, size and composition
The maximum number of directors provided for by our constitution is 13 and we currently have 7 directors on the Board. A casual vacancy to the Board may be filled or an additional director appointed, up to the maximum number of directors, either by:
•	the directors after consulting with the Communications Minister; or

•	an ordinary resolution of shareholders.

Telstra Corporation Limited and controlled entities
Corporate Governance and Board Practices
The tenure of the CEO is linked to his executive office, while one third of all other directors are subject to retirement by rotation each year. Directors who retire by rotation may be re-elected by shareholders. A director appointed by the directors is subject to election at the next annual general meeting. The Board’s general policy on Board membership for non-executive directors is that, in general, directors are encouraged to retire at 72 years of age and the maximum tenure is 12 years (ie. four terms of three years).
A brief biography for each director setting out their experience and expertise, together with details of the year of initial appointment and re-election (where applicable) of each director, is outlined in the Directors’ report of this annual report.
Role of the Chairman
The Chairman is appointed by the Board. The Chairman’s responsibilities include:
•	establishing the timetable and working with the CEO and Company Secretary to agree the agenda for Board meetings;

•	chairing Board meetings and shareholder meetings;

•	providing the appropriate leadership to us and the Board;

•	facilitating Board discussions with the aim of ensuring that:
•	the discussions are conducted in an open and professional manner where directors are encouraged to express their views, leading to objective, robust analysis and debate; and

•	the core issues facing us are addressed;
•	maintaining a regular dialogue and mentoring relationship with the CEO and Group Managing Directors, serving as a primary link between the Board and management;

•	guiding and promoting the on-going effectiveness and development of the Board and individual directors;

•	representing the views of the Board to shareholders including the Commonwealth and the public; and

•	ensuring the meetings of shareholders are conducted in an open and proper manner with appropriate opportunity to ask questions.
Director Independence
With the exception of the CEO, all directors are non-executive directors and each non-executive director is considered by the Board to be independent.
Generally speaking, an independent director is a director who is independent of management and free of any business or other relationship that could materially interfere with, or could reasonably be perceived to materially interfere with, the exercise of the director’s unfettered and independent judgment, and ability to act in our best interests.
The Board considers the effect of a director’s business and other relationships and interests annually from both our perspective and that of the director and has regard to a specific set of criteria set out in the Board’s Charter. These criteria are consistent with the definition of independence set out in the best practice recommendations of the ASX Corporate Governance Council and the requirements of the NYSE. Materiality is assessed on a case-by-case basis from both our perspective and that of the relevant director and having regard to the director’s individual circumstances.

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Corporate Governance and Board Practices
Meetings of the Board
The Board meets for both scheduled meetings and on other occasions to deal with specific matters that require attention between scheduled meetings. The regular business of the Board includes strategic matters, governance, oversight, senior executive appointments, performance and remuneration, financial matters, risk management, compliance, and relationships with stakeholders including the Commonwealth. The Board also liaises with senior management as required and may consult with other Telstra employees and advisers and seek additional information.
Details of the number of meetings held by the Board during fiscal 2005 and attendance by Board members are set out in the Directors’ report.
Performance Evaluation
The Board regularly reviews its performance and the performance of its committees and the individual directors. In fiscal 2005, the Board engaged an external consultant to facilitate a review of the Board’s processes.
The Board makes recommendations to shareholders regarding re-election of directors having regard to the outcome of such reviews.
Declaration of Interests
Directors are required to take all reasonable steps to avoid actual, potential or perceived conflicts of interest.
The Corporations Act, our constitution and the Board Charter require directors to disclose any conflicts of interest and to generally abstain from participating in any discussion or voting on matters in which they have a material personal interest. A director who believes he or she may have ceased to be independent, or who believes that he or she may have a conflict of interest or material personal interest in a matter is required to disclose the matter in accordance with the relevant Corporations Act and constitutional requirements.
Board access to management and independent professional advice
Directors have complete access to our senior management through the Chairman, CEO or Company Secretary at any time. In addition to regular presentations by senior management to the Board and Board committee meetings, directors may seek briefings from senior management on specific issues. Directors and Board committees are also able to obtain independent professional advice at our cost, in accordance with company policy.
Committees of the Board
The Board committees assist the Board in the discharge of its responsibilities. The role of Board committees is to advise and make recommendations to the Board. There are four standing committees:
•	Audit Committee;

•	Nomination Committee;

•	Remuneration Committee; and

•	Technology Committee.
Details of the committee meetings held in fiscal 2005 and the attendance of each committee member is set out in the Directors’ report. Following each committee meeting, the Board receives a report from the committee on the activities and performance of the relevant committee.

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Corporate Governance and Board Practices
Each committee operates in accordance with a written charter. The Board appoints the members and the Chairman of each committee. Membership of the Audit, Nomination and Remuneration Committees is confined to directors who are determined by the Board to be independent as defined in the Board Charter.
The role, function, charter, performance and membership of each committee are reviewed on an annual basis as part of the Board’s evaluation process. Each committee:
•	undertakes an annual assessment of its performance against the requirements of its charter and provides that information to the Board; and

•	reviews and assesses the adequacy of its charter annually and discusses any required changes with the Board and ensures any revisions to the charter are approved by the Board.
In accordance with its policy of regular review, new charters for the Board and each committee were approved by the Board in March 2005.
Audit Committee
Role and responsibilities of the Audit Committee
The Audit Committee is a committee of the Board established to:
•	assist the Board in discharging its responsibilities by monitoring and advising on:
•	financial reporting including:
•	the integrity, truth and fairness of the view given by our financial statements;

•	the integrity of our financial systems and processes; and

•	the appropriateness of our accounting policies and practices and consistency with current and emerging accounting standards;
•	our overall risk management process and the management of specific risk areas as specified by the Board;

•	the effectiveness of our financial internal controls and control environment;

•	compliance with legal and regulatory requirements and company policies;

•	the external audit including the external auditors’ qualifications, scope, independence and performance and the non-audit services disclosures to be made in our annual report including the reasons for being satisfied that the auditors’ independence was not compromised by the provision of these services;

•	the objectivity and performance of the internal audit function; and

•	the structure and operation of our corporate governance framework and related disclosures;
•	provide a forum for communication between the Board, management and both the internal and external auditors; and

•	provide a conduit to the Board for external advice on audit, risk management and compliance matters.
Subject to the role of the Auditor-General (as explained below), the Audit Committee is directly responsible for approving all audit engagement fees and programs, as well as the provision of all non-audit services by our external auditors . This is set out in greater detail in the Directors’ report.

Telstra Corporation Limited and controlled entities
Corporate Governance and Board Practices
Composition and membership of the Audit Committee
The Audit Committee is comprised of at least three Board members, all of whom are independent as defined in the Board Charter and who will not, other than in his or her capacity as a member of the Board, Audit Committee or any other Board committee:
•	accept directly or indirectly any consulting, advisory or other compensatory fee from us or any of our subsidiaries or any Board committee ; or

•	be an affiliated person of us or any of our subsidiaries.
Each member is required to:
•	be financially literate (i.e. able to read and understand financial statements) and have sufficient financial knowledge to allow them to discharge their duties and actively challenge information presented by management, internal and external auditors;

•	have a reasonable knowledge of us, the industries in which we operate and our risks and controls ; and

•	have the capacity to devote the required time and attention to committee meetings.
In addition, the Chairman of the Audit Committee must not be the Chairman of the Board and no director may serve as a member of the Audit Committee if such director serves on the audit committee of more than two other public companies.
Details of the members of the Audit Committee during fiscal 2005 and their qualifications are set out in the Directors’ report of this annual report.
Meetings of the Audit Committee
Scheduled Audit Committee meetings are held six times each year. Additional meetings are held as required.
Board members are entitled to attend Audit Committee meetings and the Audit Committee may ask management, the external auditors and/or others to attend meetings and provide such input and advice as required. The Audit Committee regularly meets with the internal auditor and the external auditors in the absence of management.
Details of the number of meetings held by the Audit Committee during fiscal 2005 and attendance by the committee members are set out in the Directors’ report.
Audit Governance and Financial Reporting
Relationship with external auditor
In accordance with section 36 of the Telstra Act, it is a legislative requirement that the Auditor-General of Australia is our auditor for the purposes of the Australian Corporations Act. The Auditor-General has appointed an agent, Ernst & Young, to assist in performing independent external audit duties.
The Audit Committee has the authority and responsibility to select, evaluate and, where appropriate, replace the external auditor for filings outside of Australia. Through the Audit Committee, we have appointed Ernst & Young as our external auditor for filings outside Australia and in this respect and for the purposes of these audits, Ernst & Young is responsible for financial reporting purposes rather than the Auditor-General.
The Auditor-General, as our auditor, owes duties to us and our shareholders as a whole. The Auditor-General also owes statutory duties as an independent officer of the Commonwealth. Ernst & Young, as the external

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Corporate Governance and Board Practices
auditor appointed by us for filings outside Australia, is accountable to the Board, the Audit Committee and shareholders.
Restrictions on performance of non-audit services and auditor independence
For a summary of the restrictions placed on our auditors providing non-audit services and a summary of the auditors’ independence, see the Directors’ report.
External Auditor Rotation
As it is a legislative requirement that the Auditor-General is our auditor for the purposes of the Australian Corporations Act, the Auditor-General is not subject to rotation. During fiscal 2004 we, together with the Auditor-General, conducted a tender process in respect of our audit requirements and Ernst & Young was reappointed as the Auditor-General’s sub-contractor to assist the Auditor-General with our audit functions in Australia and as our auditor for our US and other overseas auditing requirements. It is our policy that a competitive tender for audit services is conducted every three to five years. We also have a practice of 5-yearly rotation of the lead audit partner of our audit. The last rotation occurred in fiscal 2004.
External Auditors’ Attendance at Annual General Meeting
Our external auditors attend our annual general meeting and are available to answer shareholder questions about the conduct of our audit and the preparation and content of the auditor’s report.
Audit Committee Processes
The Audit Committee:
•	on an annual basis meets separately with the internal auditor, the Auditor-General and Ernst & Young, with and without management, to discuss the results of their audits;

•	considers key elements of reports and regulatory filings, including the Directors’ report section of this annual report, prior to their release and discusses them with the Auditor-General and Ernst & Young, as appropriate; and

•	reviews with management, the Auditor-General and Ernst & Young, the financial report to be included in the annual report, including the Auditor-General’s and Ernst & Young’s responsibilities under the Corporations Act, generally accepted auditing standards, significant accounting policies, management judgments and accounting estimates and adjustments arising from the audit, and discusses the Auditor General and Ernst & Young’s judgments about the quality, not just the acceptability, of accounting principles as applied in the financial report.
Adoption of International Financial Reporting Standards
We will be required to comply with the Australian equivalents of the International Financial Reporting Standards (A-IFRS), as issued by the Australian Accounting Standards Board, when we report for the half-year ending 31 December 2005 and the year ending 30 June 2006. Further information regarding A-IFRS can be found in note 1.4 to our financial statements.
Nomination Committee
In March 2005 we separated our Nominations & Remuneration Committee into the Nomination Committee and the Remuneration Committee. Details of the members and their attendance at meetings are outlined in the Directors’ report.

Telstra Corporation Limited and controlled entities
Corporate Governance and Board Practices
Role and responsibilities of the Nomination Committee
The Nomination Committee is a committee of the Board established to assist the Board in discharging its responsibilities by monitoring and advising on:
•	composition and performance of the Board;

•	director independence; and

•	appointment of the CEO.
Composition and membership of the Nomination Committee
It is Board policy that the Committee is comprised of at least three Board members including the Chairman of the Board, all of whom are independent as defined in the Board Charter.
Each member is expected to:
•	have a reasonable knowledge of us and the industries in which we operate; and

•	have the capacity to devote the required time and attention to committee meetings.
Meetings of the Nomination Committee
Meetings are held no less than twice each year on pre-arranged dates.
The Nomination Committee may invite other people including any of our employees to its meetings, as it deems necessary. However, if a person has a material personal interest in a matter that is being considered at a meeting, he/she must not be present for consideration of that matter.
Remuneration Committee
Role and responsibilities of the Remuneration Committee
The Remuneration Committee is a committee of the Board established to assist the Board in discharging its responsibilities by monitoring and advising on:
•	remuneration of the Board;

•	performance and remuneration of the CEO;

•	performance and remuneration of the Group Managing Directors;

•	remuneration strategies, practices and disclosures generally; and

•	employee share and option plans.
The Committee also exercises the administrative powers delegated to it by the Board under our share option plans and in certain circumstances, makes offers to employees under those plans.

Telstra Corporation Limited and controlled entities
Corporate Governance and Board Practices
Composition and membership of the Remuneration Committee
It is Board policy that the Committee is comprised of at least three Board members including the Chairman of the Board, all of whom are independent as defined in the Board Charter.
Each member is expected to:
•	be familiar with legal and regulatory disclosure requirements in relation to remuneration;

•	have adequate knowledge of executive remuneration issues, including executive retention and termination policies, and short term and long term incentive arrangements;

•	have a reasonable knowledge of us and the industries in which we operate; and

•	have the capacity to devote the required time and attention to committee meetings.
Meetings of the Remuneration Committee
Meetings are held no less than twice each year on pre-arranged dates scheduled to correspond with our remuneration review cycle.
The Remuneration Committee may invite other people including any of our employees to its meetings, as it deems necessary. However, if a person has a material personal interest in a matter that is being considered at a meeting, he/she must not be present for consideration of that matter.
Telstra’s Remuneration Framework
Information in relation to our remuneration framework (including information regarding our remuneration strategy and policies and their relationship to Company performance), together with details of the remuneration paid to Board members and senior executives during fiscal 2005, can be found in the Remuneration Report included in the Directors’ report.
Each year, the Board reviews our CEO’s performance against agreed measures and considers the CEO’s compensation and entitlement to performance based remuneration. Each year, the CEO undertakes the same exercise in relation to the GMDs. The results of the CEO’s annual performance review of each GMD are considered by the Board.
Technology Committee
The Technology Committee is a committee of the Board established as a forum for the Board to review technology developments relevant to us and the industries in which we operate in greater detail than is possible at Board meetings. The Committee’s purpose is educative only. Details of the members and their attendance at meetings are outlined in the Directors’ report.
Risk oversight and management
We are committed to the management of risks throughout our operations. The role of the Board includes monitoring the integrity of internal control and reporting systems and monitoring the effectiveness of our management of strategic, financial, operational and compliance risks. The Audit Committee provides advice to the Board on the status of our business risks. The Audit Committee relies on the work undertaken by the risk management and assurance function, which independently assesses the adequacy and operating effectiveness of the controls in place surrounding the management of risk. Some of the significant risks that could affect us are described in the ‘Key Information – Risk factors’ section of this annual report. Additionally, some risks may be unknown to us and other risks, currently believed to be immaterial, could turn out to be material.

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Corporate Governance and Board Practices
Primary responsibility for risk oversight and management lies with our management, who periodically review and update their significant business risks. The risk management and assurance function also plays a key role in this process, developing and promoting a common language and approach to be used by business units to enable them to proactively identify, manage and control their risks and transferring risk management expertise to them. The Audit Committee regularly receives reports independently prepared by the risk management and assurance function on significant business risks with an evaluation as to the adequacy and effective operation of controls that are in place surrounding the strategies applied by business units to manage these risks.
The financial risk arising from our underlying business activities is largely managed through a central treasury function which applies a prudential approach. The central treasury function manages the liquidity, cash flow, foreign exchange, interest rate, borrowing and other financial terms and conditions, financial support arrangements, counterparty credit risk and derivatives. The treasury function’s principal objectives are to minimise the volatility of economic and financial outcomes and to establish sound operational controls.
We also use insurance to transfer significant risk exposures arising in the key areas of property, public and product liability, and directors’ and officers’ liability. However, in view of our size, we accept substantial ’excess levels’ and do not insure for risks that we can readily accommodate. Some risks cannot be effectively insured such as potential claims in relation to electromagnetic energy and business interruption.
Risk Management, internal compliance, control systems and our financial reports
The CEO and CFO have provided the Board with the certifications required by the Corporations Act and those recommended by the ASX Corporate Governance Council Recommendations in relation to our risk management and internal compliance and control systems and our financial reports.
The CEO and CFO have confirmed to the Board that the Company’s risk management and internal compliance and control systems to the extent they relate to financial reporting are operating efficiently and effectively in all material respects based on the risk management model adopted by the Company. The CEO and CFO have also provided the Board with confirmation that, in all material respects, the Company’s financial reports for the year ended 30 June 2005 present a true and fair view of the Company’s financial position and performance.
The CEO took office on 1 July 2005 and provided these confirmations based on his observations after taking office and representations by management as to the practices of the Company before 1 July 2005.
Telstra Values, Telstra Business Principles, Code of Conduct and other company policies
We have a number of internal operating policies and principles which promote ethical and responsible decision making and timely and balanced disclosure.

Telstra Corporation Limited and controlled entities
Corporate Governance and Board Practices
Telstra Values, Telstra Business Principles and company policies
We provide guidance to our directors, senior management and employees on the practices, principles and standards of corporate and personal behaviour required of all of our officers and employees in performing their daily business activities through our Company Values, the Telstra Business Principles and our company policies (including our Code of Conduct). Through the Telstra Business Principles, the Code of Conduct and other company policies we reinforce the standards of appropriate business and ethical behaviour we expect from all employees, which are aimed at understanding and complying with the spirit and letter of legal and regulatory standards. We have a mandatory ethics training program for all employees to reinforce these standards. We also provide assistance to employees on the application and interpretation of the Telstra Values, Telstra Business Principles, Code of Conduct and other company policies through employee help lines.
Whistleblowers
We have in place a Telstra Whistleblowing Service and whistleblowing policy which gives our staff the opportunity to raise concerns they might have with respect to actual or suspected illegal, unethical or improper business behaviour within Telstra. The service is operated by an independent third party and matters may be notified to the service confidentially and, if the employee wishes, anonymously. This service and policy provide protection for people who make disclosures, as well as the rights of anyone who may be named or affected by a report. They are also designed to complement existing policies and procedures such as our Code of Conduct and the fair treatment and equal employment opportunity procedures.
Share Trading
We have in place a share trading policy that prohibits directors, senior management and certain other employees (and their associates) from engaging in short-term trading of our securities (including the acquisition of derivatives and financial and other products issued or created over our shares by us or any third party). This policy also restricts the buying or selling of our securities to three “window” periods (between 24 hours and 1 month following the release of our annual results, the release of our half-yearly results and the close of our annual general meeting) and at such other times as the Board permits. Trading during these window periods is subject to the overriding requirement that buying or selling of our securities is not permitted at any time by any person who possesses price-sensitive information which is not generally available in relation to those securities.
In addition, directors, senior management and relevant employees must notify the Company Secretary before they or their close relatives buy or sell our securities. Changes to the interests of directors in our securities are, as required by law, notified to the ASX.
Our share trading policy also prohibits our directors, senior management, other employees and contractors from buying or selling securities of other companies (including shares, derivatives and financial and other products issued or created over those securities by the company or any third party) when in possession of price-sensitive information relating to that other company which is not generally available. This is so if the information is price-sensitive to the other company (and not generally available), even though it may not be price-sensitive information to us.
Market disclosure
We have established procedures intended to ensure that we comply with our market disclosure obligations. In particular, we have in place a comprehensive continuous disclosure procedure which is reviewed and updated on a regular basis. The aim of this procedure is to ensure that we release price-sensitive information

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in a timely fashion to the various stock exchanges on which our shares and debt securities are listed. Our procedure runs as follows:
•	ultimate management responsibility for continuous disclosure rests with the CEO and the Chief Financial Officer (CFO);

•	our Continuous Disclosure Committee (Committee), chaired by the Company Secretary, advises the CEO and the CFO on disclosure matters. The Committee is responsible for an internal disclosure system which aims to ensure that information that might be disclosable is identified and reviewed quickly. The Committee’s membership includes the Company Secretary, the Managing Director — Corporate Affairs, the General Counsel — Finance & Administration, the Director — Business and Finance Services and the General Manager — Investor Relations (or their delegates);

•	specified members of senior management (including the CEO, the CFO, all other Group Managing Directors and their direct reports, the Group General Counsel and all Business Unit General Counsel) (Respondents) must immediately inform the Committee of any potentially price-sensitive information or proposal as soon as they become aware of it; and

•	the Committee’s view is then presented to the CEO and the CFO. If the matter is disclosable, an announcement is prepared and immediately sent via the Company Secretary’s office electronically to all relevant stock exchanges.
We implement several practices internally to reinforce the importance of our continuous disclosure obligations and the need to keep the Committee informed about potentially disclosable matters. These practices are reviewed regularly and include the following:
•	every director is made aware of our continuous disclosure obligations upon taking office and each Respondent undertakes training with the General Counsel — Finance and Administration, in relation to our continuous disclosure obligations;

•	a weekly email is sent to all Respondents reminding them to notify the Committee immediately if they become aware of any potentially price-sensitive information or proposals;

•	the Committee monitors issues which, although not yet disclosable, may become disclosable;

•	all proposed media releases and external speeches and presentations to be made by senior management are reviewed by internal legal counsel to determine whether they should be disclosed;

•	the Compliance Report prepared for the Audit Committee every quarter includes reporting on continuous disclosure; and

•	the Office of the Company Secretary maintains a record of all market announcements made. The announcements are also posted on our website after market release is confirmed.
We also have in place an investor relations policy governing communications and the provision of information to external parties, including shareholders, brokers, analysts and financial media. The aim of this policy is to ensure that we provide investors and the financial community with appropriate and timely information whilst at the same time ensuring that we fulfil our statutory reporting obligations under the Corporations Act and the ASX Listing Rules.
Legal and Regulatory Compliance
Telstra is committed to conducting its businesses in compliance with its legal and regulatory obligations. Compliance with these obligations is not just a legal requirement but is integral to Telstra’s commitment to its employees, customers, shareholders and the community.

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Corporate Governance and Board Practices
The Board is responsible for requiring appropriate compliance frameworks and controls to be in place and operating effectively for compliance with relevant laws, regulations and industry codes. The Audit Committee has been delegated specific responsibility for reviewing our approach to achieving compliance with laws, regulations and associated industry codes in Australia and overseas and the oversight of compliance issues. This oversight is facilitated by the preparation of a quarterly compliance report summarising our compliance initiatives and issues.
We have a number of compliance programs in place to address specific legal and regulatory obligations. These include programs directed to health, safety and environment, equal employment opportunity, privacy, trade practices and industry regulation.
The principles of the Australian Standard on Compliance Programs, AS 3806, have been incorporated into these programs and a number of programs, including the privacy compliance program, are subject to periodic, independent external audits which are intended to ensure that our approach is comprehensive, robust and rigorous.
This program based approach at a corporate level is supported by a network of managers and other personnel at the business unit level with specific responsibility for the implementation of the compliance programs within the business units. This structure has been designed with the aim of ensuring that each business unit’s operations are conducted in accordance with our obligations. This is achieved through a focus on policies, procedures and work instructions that is intended to ensure that we, together with our employees, achieve transparent compliance with these obligations. There is a complementary focus on training, dissemination of information and monitoring of compliance outcomes.
These initiatives reflect our commitment to maintaining a strong compliance record and reducing the risk of future legal and regulatory compliance issues.
Corporate Social Responsibility
We have a values-based approach to how we do business, leading us beyond legal compliance to make a positive contribution to the industries and communities in which we participate. Being a successful company is not just about financial performance, it is also about being a good corporate citizen, living our Telstra Values in every decision we make, every day. Further information regarding corporate social responsibility can be found in the “Corporate Social Responsibility” section of this annual report.
Political and Other Donations
We do not make political donations. However, in line with other major publicly listed companies, we do pay fees to attend a range of functions organised by major political parties where those functions allow for discussion on major policy issues with key opinion leaders and policy makers.
We make donations and contribute funds to community and other organisations as part of our approach to corporate social responsibility.
Shareholder Communications Strategy
We have implemented a number of initiatives to promote effective communication with our shareholders. These include:
•	maintaining an investor relations website;

•	placing all relevant announcements made to the market and related information on our website;

•	webcasting certain events such as briefings and our annual general meeting; and

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•	using electronic communications to advise investors, who have provided us with their email address, of significant matters that may be of interest to them.
We are also seeking to encourage our shareholders to receive their communications from us electronically through our participation in the eTree program, of which we are a foundation member. Through the eTree program, we currently donate to Landcare Australia:
•	$2 for every shareholder who chooses to receive all of their communications from us electronically; and

•	$1 for those shareholders who choose just to receive electronic shareholder reports and notices of meetings from us.
During fiscal 2005, we donated over $93,000 to Landcare Australia through this initiative.
Other Considerations
We are, and while the Commonwealth owns more than 50% of the shares in Telstra, we expect to remain subject to various ministerial and other controls to which other publicly listed companies are not subject. This includes a ministerial power to give us written directions that the Communications Minister believes are in the public interest (section 9 of the Telstra Corporation Act). The Board continues to strive to achieve best corporate governance practice, in the context of this shareholding structure.
Compliance with NYSE requirements
The NYSE has corporate governance requirements for companies listed on the NYSE. The NYSE has granted foreign private issuers such as Telstra a “home country” exemption from most of these requirements. We are, however, required to provide a brief description of the material differences between our corporate governance practices and the NYSE corporate governance requirements. These differences are described below.
Corporate Governance Committee
Under the NYSE listing rules, each listed company must have a nominating/corporate governance committee with a written charter that requires the committee to, among other matters, develop and recommend to the board of directors a set of corporate governance principles applicable to the company. We have determined that this function is best served by the Board of directors as a whole supported by our Audit Committee, rather than our Nomination or Remuneration Committees. Accordingly, our Nomination and Remuneration Committees’ charters do not require the Committees to perform this function.
Equity Compensation Plans
Under the NYSE listing rules, each listed company must give its shareholders the opportunity to vote on the adoption of, or material revisions to, equity compensation plans. Under the Australian Stock Exchange listing rules, shareholders are only provided with the opportunity to vote on new equity compensation plans or material revisions to existing equity compensation plans in limited circumstances, including an issue of shares under an employee incentive scheme to a director. In accordance with the home country exemption, we only seek shareholder approval in relation to equity compensation plans in the circumstances required under Australian law.

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Telstra Corporation Limited and controlled entities
Directors’ report
In accordance with a resolution of the Board, the directors present their report on the consolidated entity (Telstra Group) consisting of Telstra Corporation Limited and the entities it controlled at the end of or during the year ended 30 June 2005.
Principal activity
Telstra’s principal activity during the financial year was to provide telecommunications services for domestic and international customers. There has been no significant change in the nature of this activity during the year.
Results of operations
Telstra’s net profit for the year was A$4,447 million (2004: A$4,118 million). This result was after deducting:
•	net borrowing costs of A$736 million (2004: A$712 million); and

•	income tax expense of A$1,822 million (2004: A$1,731 million).
Earnings before interest and income tax expense was A$7,005 million, representing an increase of A$445 million or 6.8% on the prior year’s result of A$6,560 million.
After adjusting to allow like for like comparisons with the year ended 30 June 2004, net profit for the year increased by 4.6% to A$4,349 million (2004: A$4,156 million) and earnings before interest and income tax expense increased by 3.0% to A$6,888 million (2004: A$6,690 million).
Review of operations
Financial performance
Our total revenue (excluding interest revenue) increased by 6.5% or A$1,377 million to A$22,657 million. This included total revenues of A$548 million generated by controlled entities we acquired during the year. These entities acquired include the KAZ Group, the Damovo Group (now trading as Telstra Business Systems) and the PSINet Group.
Total operating expenses (before borrowing costs and income tax expense) increased by 6.3% or A$932 million to A$15,652 million. Operating expenses for the year ended 30 June 2005 included expenses of the controlled entities we acquired during the year of A$566 million.
Excluding the impact of our newly acquired controlled entities and adjusting for other items to allow like for like comparisons with the prior year, our total revenues increased by 3.5% to A$21,670 million and operating expenses (before borrowing costs and income tax expense) increased by 3.7% to A$14,782 million.
Total revenue (excluding interest revenue) growth was attributable to:
•	mobile goods and services — A$319 million or 8.3%;

•	internet and IP solutions revenue — A$364 million or 35.9%;

•	advertising and directories revenue — A$244 million or 18.2%; and

•	pay television bundling — A$109 million or 70.8%.
Mobile goods and services revenue increased largely due to the performance of mobile’s data revenue and international roaming. We continue to experience growth in the number of mobiles in operation as well as increased revenue from mobile handset sales.

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Directors’ report
Mobile revenues were boosted during the year by a number of new initiatives, which included:
•	the roll out of high speed wireless services (EVDO);

•	the i-mode alliance with more than 200 content sites; and

•	the growth in the use of mobile data products, including Blackberrys.
Internet and IP solutions revenue increased during the year due to:
•	growth in the number of subscribers to our Bigpond (R) broadband product; and

•	growth in our wholesale broadband revenues.
Our advertising and directories revenue increased over the prior year due to the inclusion of a full year of trading activity for the Trading Post Group in fiscal 2005. In addition, further growth was experienced due to the continued take up of our new advertising offerings.
Pay television bundling increased due to the launch of FOXTEL digital, an increase in the number of services provided and the average spend per subscriber.
In addition to the above drivers of revenue growth, we also strengthened our position in the managed services and information and communication technology market during fiscal 2005, through a number of significant acquisitions. On 19 July 2004, we acquired 100% of the share capital of KAZ Group Limited and its controlled entities (KAZ Group). This acquisition expands our IT services capability, complementing our core strength in telecommunications. Our acquisition of PSINet UK Limited and its controlled entities (PSINet Group) facilitates seamless, converged information communication and technology services internationally. ESA Holding Pty Ltd and its controlled entity, Damovo (Australia) Pty Ltd and related entity, Damovo HK Limited (Damovo Group), were acquired to enable us to provide advanced voice and data communication solutions.
Partially offsetting the sales growth was a decline in PSTN product revenues of A$275 million or 3.4% as the market continues to move towards new products and services to satisfy requirements.
Total operating expense (before borrowing and income tax expense) growth of A$932 million was mainly attributable to:
•	labour — A$475 million or 14.8%; and

•	goods and services purchased — A$593 million or 16.7%.
Labour costs increased in fiscal 2005 mainly due to the following:
•	staff taken on as a result of our newly acquired controlled entities;

•	annual salary increases due to enterprise agreements and annual salary reviews;

•	increased use of casual staff to improve customer service and account management; and

•	an increase in the use of overtime and contract and agency payments to improve front of house service and meet growth in field volumes across broadband and pay television in particular.

Telstra Corporation Limited and controlled entities
Directors’ report
Goods and services purchased increased due to the following:
•	purchases of pay television services to enable us to provide bundled products;

•	higher cost of goods sold due to increased handset sales volumes and growth in broadband modem sales;

•	higher handset subsidies due to the promotions offered in prior periods; and

•	increased usage commissions due to higher prepaid mobile recharge commissions.
Depreciation and amortisation costs grew by 4.2% to A$3,766 million in fiscal 2005, primarily due to the growth in communications plant and software asset additions required to support the increasing demand for broadband ADSL services. In addition, depreciation and amortisation increased as a result of our recently acquired controlled entities.
The prior year other expenses included IBMGSA contract exit costs of A$130 million, recognised on sale of our investment in this entity, and a provision raised against the REACH loan of A$226 million, which partially reduced the reported growth in expenses in fiscal 2005.
We have continued to focus on reducing costs throughout the group. As part of our focus on cost reduction we established process owners who are reviewing end-to-end processes. This program has identified cost reductions through a range of Company wide productivity initiatives and significant process improvements. In conjunction with our focus on operating cost efficiencies and other cost initiatives, an operational and strategic review is underway by the newly appointed CEO.
Net borrowing costs increased by 3.4% to A$736 million in fiscal 2005, primarily due to increased borrowings to fund the purchase of our recently acquired entities, increased levels of capital expenditure, the payment of dividends and the share buy-back. This has been offset by increased interest received as a result of larger holdings of short term liquid assets. There has also been a benefit from lower interest rates on new and refinanced long term debt.
Income tax expense increased by 5.3% to A$1,822 million in fiscal 2005, primarily due to higher reported profit and the impact in the prior year of a A$58 million tax benefit arising from the initial adoption of the tax consolidation legislation. Other items that have impacted the year on year comparison include the tax effect of the non deductible provision against the REACH loan in the prior year and increased differences for partnership losses in the current year, resulting in an overall effective tax rate of 29.1% for fiscal 2005.
Financial condition
We continued to maintain a strong financial position, as well as generating growth in free cash flow of 4.6% or A$191 million. We have continued to develop our core infrastructure network, acquire strategic investments and increase our returns to shareholders through the special dividend and share buy-back in fiscal 2005.
We have made a number of significant acquisitions during the year to strengthen our operational capabilities and provide additional opportunities for growth. These acquisitions were the KAZ Group, PSINet Group and the Damovo Group. The acquisitions will enable us to capitalise on the expertise of these entities and provide additional opportunities for us to compete in emerging markets. The consideration for these acquisitions amounted to A$530 million, with an equivalent amount recognised within the net assets of the group statement of financial position on consolidation.

Telstra Corporation Limited and controlled entities
Directors’ report
During fiscal 2005, we formed a 3G joint venture with a major competitor. This arrangement with Hutchison 3G Australia Pty Ltd (H3GA), a subsidiary of Hutchison Telecommunications (Australia) Limited, is to jointly own and operate H3GA’s existing third generation radio access network (RAN) and fund future development. The partnership will fund future construction of 3G RAN assets in proportion to the ownership interest of each joint venture party. The agreements entered into with H3GA create an asset sharing arrangement. As part of this agreement, Telstra purchased a 50% share of H3GA’s existing third generation (3G) radio access network assets. Based on the deferred payment terms, our property, plant and equipment increased by A$428 million, representing the present value of the purchase price of A$450 million. On acquisition we paid A$22 million and recognised A$406 million in deferred liabilities, which will be paid in three instalments with the last due 1 July 2006. The joint enterprise will provide opportunities for new revenues for Telstra and H3GA, stimulate growth in 3G service uptake and provide significant savings in 3G network construction capital expenditure and operating expenses, such as site rental and maintenance.
As part of a restructure of REACH in fiscal 2005, Telstra and its joint venture partner, PCCW Ltd (PCCW), entered into an indefeasible right of use (IRU) agreement with REACH. Under this agreement, we, along with PCCW, each paid A$205 million (US$157 million) to REACH as consideration for the IRU, whereby REACH allocated its international cable capacity between the two shareholders. As consideration for the IRU, we discharged our capacity prepayment asset in the amount of A$187 million
(US $143 million), accrued interest on the capacity prepayment of A$16 million and accrued interest on the REACH loan of A$2 million.
During the year, we completed bond issues in Europe (EUR1,500 million), Switzerland (CHF300 million), Australia (A$1,000 million) and New Zealand (NZ$200 million). The proceeds of our bond issues were used to fund our recently acquired acquisitions, refinance our maturing debt and for other working capital purposes.
During the financial year our credit rating outlook was adjusted by Standard & Poor’s from stable to negative. This change was generated by the uncertain environment in which we are operating in. This is evidenced by the regulatory environment and also the speculation surrounding the privatisation of our company. As a result of this and our debt management, our current credit ratings are as follows:

	Long term	Short term	Outlook
Standard & Poor’s	A+	A1	negative
Moody’s	A1	P1	negative
Fitch	A+	F1	stable
As described in our strategy section following, we have previously announced a capital management strategy whereby we have committed to providing certain returns to shareholders.
Our financial condition has enabled us to execute our capital management program. During fiscal 2005, we returned A$1,497 million to shareholders via a special dividend and a share buy-back. In fiscal 2005, we paid a special dividend of 6 cents per share (A$747 million) with our interim dividend and bought back 185,284,669 ordinary shares. In total, 1.47% of our total issued ordinary shares, or 3.0% of our non-Commonwealth owned ordinary shares, were bought back. The cost of the share buy-back comprised the purchase consideration of A$750 million and associated transaction costs of A$6 million. The ordinary shares were bought back at A$4.05 per share, comprising a fully franked dividend of A$2.55 per share and a capital component of A$1.50 per share.
We reported a strong free cash flow position, which enabled the company to pay increased dividends, fund the acquisition of a number of new entities and complete the off market share buy-back as described. We have sourced cash through ongoing operating activities and through careful capital and cash management.

Telstra Corporation Limited and controlled entities
Directors’ report
We continued to increase cash flow from operating activities to A$8,163 million for the current year compared with A$7,433 million in fiscal 2004. This position was the result of higher sales revenue and continued tight control of expenditure and working capital management.
Cash used in investing activities was A$3,809 million, representing an increase of A$539 million over the prior year. The increase is mainly attributable to capital expenditure to upgrade our telecommunications networks, eliminate components that are no longer useful and improve the systems used to operate our networks. Investment expenditure in fiscal 2005 totalled A$590 million compared with the prior year of A$668 million, which was mainly for the acquisition of the KAZ Group, the Damovo Group, and the PSINet Group. Total cash flow before financing activities (free cash flow) increased to A$4,354 million compared with A$4,163 million in fiscal 2004.
Our cash used in financing activities was A$3,512 million, resulting from the funding of dividend payments and the share buy-back, offset by net proceeds from borrowings received from a number of our bond issues.
Investor return and other key ratios
Our earnings per share increased to 35.5 cents per share in fiscal 2005 from 32.4 cents per share in the prior year. This increase is due to improved earnings and a reduction in the number of shares on issue as a result of the off market share buy-back completed during fiscal 2005.
We have declared a final fully franked dividend of 14 cents per ordinary share (A$1,742 million) and a fully franked special dividend of 6 cents per ordinary share (A$747 million) to be paid with the final dividend, bringing declared dividends per share for fiscal 2005 to 40 cents per share. The prior year declared dividends amounted to 26 cents per share. The dividends paid in fiscal 2005 were 33 cents per share compared with dividends paid in fiscal 2004 of 25 cents per share. We also returned A$750 million to shareholders through an off market share buy-back. Other relevant measures of return include the following:
•	Return on average assets — 2005: 20.4% (2004: 19.4%)

•	Return on average equity — 2005: 29.4% (2004: 26.8%)
Return on average assets is higher in fiscal 2005 primarily due to the increased profit previously discussed. Return on average equity is also attributable to higher profits and to the reduced shareholders’ equity resulting from the share buy-back and increased dividend payments in fiscal 2005.
Strategy
We offer a full range of telecommunications products and services throughout Australia and various telecommunications services in certain overseas countries. Our strategy to move forward as the Australian market leader in the industry, involves the management of the following:
•	migration of customer demand from traditional products and services, particularly PSTN, to the emerging products and services of the business, in particular mobiles and broadband Internet services;

•	cost and productivity improvements;

•	continual improvement of customer service levels; and

•	alignment of investment with revenue growth drivers.
The effective management of these business areas will require a market based management approach and a change in how the company operates. It also requires a regulatory environment that allows us to compete on an equal basis.

Telstra Corporation Limited and controlled entities
Directors’ report
We do face a series of business operating issues that will impact the future results of our Company. These issues range from the potential full privatisation of the Company, regulatory issues, including regulated price caps, and establishing the appropriate business structure to drive future growth.
Growth in sales revenues was led by mobiles, Internet and IP Solutions, solutions management, and advertising and directory services. We continue to focus on maximising revenues from our higher margin traditional products such as PSTN, while managing the shift in customer demand to our lower margin emerging products such as broadband. We have aligned our investment strategies with the new growth areas and continue to focus on identifying cost efficiencies to protect operating margins as far as possible, whilst at the same time improving our customer service levels.
We continue to increase ordinary dividends to our shareholders. In addition, we have improved returns to our shareholders through special dividends and share buy-backs as part of our capital management strategy. Since fiscal 2004, we have adopted the following capital management policies:
•	declaration of ordinary dividends of around 80% of net profit after tax (before any unusual items such as write downs of assets and investments); and

•	the return of A$1,500 million to shareholders each year until fiscal 2007 through special dividends and/or share buy-backs, subject to maintaining our target financial parameters.
Industry dynamics
The Australian telecommunications industry is continually changing. In recent times, we have seen the number of mobile handsets in the Australian market continue to grow, as well as the use of mobile services. Most households continue to maintain a basic access line, however PSTN products are increasingly being substituted by wireless products.
The broadband sector is in a significant growth phase as the demand for high speed Internet access accelerates. We have seen large increases in broadband subscribers in the last two to three years and a steady fall in prices as providers compete for market share.
Advances in technology continue to underline the telecommunications industry. In recent years, we have seen various new product offerings released to the market, including the provision of high-speed wireless services, third generation (3G) mobile services and other mobile offerings such as i-mode. Voice services over IP (VoIP) is another area of change for which the industry is preparing. We have recently successfully commissioned and commenced testing our next generation VoIP platform that we believe will offer value added broadband services to our customers in the future. We continue to be at the forefront of these, and other, technology advancements as we have devoted substantial capital to upgrade our telecommunications networks to meet customer demand, particularly for the new product and growth areas.
We are well positioned to focus on these areas of new customer demand by providing a broad range of innovative products with creative and competitive pricing structures.
Sale of the Commonwealth’s remaining interest
The Commonwealth Government has reiterated its commitment to the sale of the Commonwealth’s remaining shares in us. Telstra’s Board and management support the sale by the Commonwealth of the remaining shares in Telstra to complete the privatisation process, but recognise that the decision is one for the Commonwealth to make. The full privatisation of the Company will depend upon a number of factors, including the passing of appropriate legislation through Parliament and market conditions.

Telstra Corporation Limited and controlled entities
Directors’ report
Dividends
The directors have declared a fully franked final dividend of 14 cents per share (A$1,742 million) and a fully franked special dividend of 6 cents per share (A$747 million). The dividends will be franked at a tax rate of 30%. The record date for the final and special dividends will be 30 September 2005 with payment being made on 31 October 2005. Shares will trade excluding entitlement to the dividend on 26 September 2005.
On 11 August 2005, we also disclosed the intention to pay a fully franked special dividend of 6 cents per share as part of the interim dividend in fiscal 2006. The proposed special dividend is part of the execution of our capital management program. The financial effect of the special dividend will be reflected in the fiscal 2006 financial statements.
During fiscal 2005, the following dividends were paid:

Dividend	Date declared	Date paid	Dividend per share	Total dividend

Final dividend for the year ended 30 June 2004	12 August 2004	29 October 2004	13 cents franked to 100%	A$1,642 million
Interim dividend for the year ended 30 June 2005	10 February 2005	29 April 2005	14 cents franked to 100%	A$1,742 million
Special dividend for the year ended 30 June 2005	10 February 2005	29 April 2005	6 cents franked to 100%	A$747 million
At present, it is expected that we will be able to fully frank declared dividends out of fiscal 2006 earnings. However, the Directors can give no assurance as to the future level of dividends, if any, or of franking of dividends. This is because our ability to frank dividends depends upon, among other factors, our earnings, Government legislation and our tax position.
Significant changes in the state of affairs
There have been no significant changes in the state of affairs of our Company during the financial year ended 30 June 2005.
Likely developments and prospects
The directors believe, on reasonable grounds, that Telstra would be likely to be unreasonably prejudiced if the directors were to provide more information than there is in this report or the financial report about:
•	the likely developments and future prospects of Telstra’s operations; or

•	the expected results of those operations in the future.
Events occurring after the end of the financial year
The directors are not aware of any matter or circumstance that has arisen since the end of the financial year that, in their opinion, has significantly affected or may significantly affect in future years Telstra’s operations, the results of those operations or the state of Telstra’s affairs other than:
•	On 28 June, we announced the acquisition of 100% of the issued share capital of Keycorp Solutions Limited for a cash consideration of A$55 million plus transaction costs. This acquisition is subject to approval by the shareholders of Keycorp Solutions Limited’s parent company, Keycorp Limited, and if approved, will be effective from 1 July 2005.

In conjunction with and conditional upon our purchase of Keycorp Solutions Limited, Keycorp Limited announced, subject to shareholder approval, it would use the proceeds from the sale to enable a pro-rata return of capital to shareholders of 41 cents per share. As a shareholder of Keycorp Limited, we are expecting to receive approximately A$16 million in returned capital.

Telstra Corporation Limited and controlled entities
Directors’ report
Keycorp Solutions Limited is a subsidiary of Keycorp Limited, an associated entity of ours, in which we hold 47.8% of the issued share capital. Keycorp Solutions Limited has previously partnered with us to provide payment transaction network carriage services to customers. In acquiring this entity, we will now provide the services in our own right.

Neither the acquisition nor the return of capital have been recognised in our financial statements as at 30 June 2005.

•	We have appointed Sol Trujillo as our new Chief Executive Officer, effective 1 July 2005. The new CEO is undertaking an operational and strategic review to be completed within 3 to 4 months of his appointment.
Details about directors and executives
Changes to the directors of Telstra Corporation Limited during the financial year and up to the date of this report were:
•	On 20 July 2004, Donald G McGauchie was appointed Chairman of the Board of Directors. On appointment, he replaced John T Ralph who was acting Interim Chairman for the period 14 April 2004 to 20 July 2004;

•	Samuel H Chisholm resigned as Director on 28 October 2004;

•	Zygmunt E Switkowski resigned as CEO and Managing Director on 1 July 2005; and

•	Solomon D Trujillo was appointed CEO and Executive Director on 1 July 2005.
In addition, Anthony J Clark and John T Ralph retired as Directors effective 11 August 2005.
Information about directors and senior executives is provided as follows and forms part of this directors’ report:
•	names of directors and details of their qualifications, experience and special responsibilities are given on pages 196 to 201

•	details of the directorships of other listed companies held by each director in the past 3 years is provided on pages 196 to 201;

•	number of Board and Committee meetings and attendance by directors at these meetings is provided on page 202;

•	details of directors’ and senior executive shareholdings in Telstra are shown on page 203; and

•	details of directors’ and senior executive emoluments is detailed in the Remuneration report on pages 205 to 225.
Company secretary
The qualifications, experience and responsibilities of our company secretary are provided at page 201 and forms part of this report.
Equity based compensation
Over time, Telstra has provided equity based remuneration through our short term and long term incentive plans and our deferred remuneration plan. Instruments issued under these plans are performance rights, restricted shares, options, deferred shares and incentive shares.

Telstra Corporation Limited and controlled entities
Directors’ report
Performance rights, restricted shares, and options have performance hurdles in place which must be achieved for them to vest. If the performance hurdle is not achieved, they will have nil value and will lapse. Generally, deferred shares will only vest when a specified service period is completed. Half of certain employees’ short term incentive is allocated by way of incentive shares. Generally these instruments will vest progressively over a specified service period from the date of allocation.
For our reporting under Australian generally accepted accounting principles (AGAAP), we recognise an expense for instruments issued when it is certain that there is an actual cost that will be realised by Telstra. The exercise price for performance rights, restricted shares, deferred shares and incentives shares is nominal and we recognise an expense when the funding is provided to purchase shares on market to underpin the instruments. When an employee exercises options, they are required to pay the option exercise price. As a result, when shares are purchased to underpin options, we recognise a receivable in Telstra’s statement of financial position.
For our reporting under United States generally accepted accounting principles (USGAAP), we expense the fair value of all instruments issued at the time of grant. When the Australian equivalent of International Financial Reporting Standard IFRS 2: “Share based payment” is adopted as AGAAP, we will apply this standard to the accounting for our option and employee share plans.
In fiscal 2005, we have recognised an expense of A$17 million (2004: A$19 million) relating to instruments issued during the year for AGAAP and an expense of A$15 million (2004: A$19 million) under USGAAP.
Refer to note 19 of the financial statements for a detailed explanation of all employee share plans and the accounting treatment applied to each.
Directors’ and officers’ indemnity
Constitution
Our constitution provides for us to indemnify each officer to the maximum extent permitted by law for any liability incurred as an officer provided that:
•	the liability is not owed to us or a related body corporate;

•	the liability is not for a pecuniary penalty or compensation order made by a Court under the Corporations Act 2001; and

•	the liability does not arise out of conduct involving a lack of good faith.
Our constitution also provides for us to indemnify each officer, to the maximum extent permitted by law, for legal costs and expenses incurred in defending civil or criminal proceedings.
If one of our officers or employees is asked by us to be a director or alternate director of a company which is not related to us, our constitution provides for us to indemnify the officer or employee out of our property for any liability he or she incurs. This indemnity only applies if the liability was incurred in the officer’s or employee’s capacity as a director of that other company. It is also subject to any corporate policy made by our chief executive officer. Our constitution also allows us to indemnify employees and outside officers in some circumstances. The terms “officer”, “employee” and “outside officer” are defined in our constitution.
Deeds of indemnity in favour of directors, officers and employees
Telstra has also executed deeds of indemnity in favour of:
•	directors of the Telstra Entity (including past directors);

Telstra Corporation Limited and controlled entities
Directors’ report
•	secretaries and executive officers of the Telstra Entity (other than Telstra Entity directors) and directors, secretaries and executive officers of our wholly owned subsidiaries;

•	directors, secretaries and executive officers of a related body corporate of the Telstra Entity (other than a wholly owned subsidiary) while the director, secretary or executive officer was also an employee of the Telstra Entity or a director or employee of a wholly owned subsidiary of the Telstra Entity (other than Telstra Entity directors);

•	employees of Telstra appointed to the boards of other companies as our nominees; and

•	employees (including executive officers other than directors ) involved in the formulation, entering into or carrying out, of a Telstra Sale Scheme (as defined in the Telstra Corporation Act 1991 (Cwth)).
Each of these deeds provides an indemnity on substantially the same terms as the indemnity provided in the constitution in favour of officers. The indemnity in favour of directors also gives directors a right of access to Board papers and requires Telstra to maintain insurance cover for the directors.
The indemnity in favour of employees relating to Telstra Sale Schemes is confined to liabilities incurred as an employee in connection with the formulation, entering into or carrying out, of a Telstra Sale Scheme.
Directors’ and officers’ insurance
Telstra maintains a directors’ and officers’ insurance policy that, subject to some exceptions, provides worldwide insurance cover to past, present or future directors, secretaries or executive officers of the Telstra Entity and its subsidiaries. Telstra has paid the premium for the policy. The directors’ and officers’ insurance policy prohibits disclosure of the premium payable under the policy and the nature of the liabilities insured.
Environmental regulation and performance
Performance in relation to particular and significant environmental legislation
Telstra’s operations are subject to some significant environmental regulation under Commonwealth, State and Territory law, particularly with regard to:
•	the impact of the rollout of telecommunications infrastructure;

•	site contamination; and

•	waste management.
Telstra has established procedures to monitor and manage compliance with existing environmental regulations and new regulations as they come into force.
The directors are not aware of any significant breaches of environmental regulation during the financial year.
Legal and Regulatory Compliance
Telstra is committed to conducting its businesses in compliance with all of its legal and regulatory obligations. Compliance with these obligations is not just a legal requirement but is integral to Telstra’s commitment to its employees, customers, shareholders and the community.
The Board is responsible for requiring appropriate compliance frameworks and controls to be in place and operating effectively for compliance with relevant laws, regulations and industry codes. The Audit Committee has been delegated specific responsibility for reviewing Telstra’s approach to achieving compliance with laws, regulations and associated industry codes in Australia and overseas and the

Telstra Corporation Limited and controlled entities
Directors’ report
oversight of compliance issues. This oversight is facilitated by the preparation of a quarterly compliance report summarising significant compliance initiatives and issues across the Company.
Telstra has a number of compliance programs in place to address specific legal and regulatory obligations. These include programs directed to health, safety and environment, equal employment opportunity, privacy, trade practices and industry regulation.
The principles of the Australian Standard on Compliance Programs, AS 3806, have been incorporated into these programs and a number of programs, including the privacy compliance program, are subject to periodic, independent external audits which are intended to ensure that the Company’s approach is comprehensive, robust and rigorous.
This program based approach at a corporate level is supported by a network of managers and other personnel at the business unit level with specific responsibility for the implementation of the compliance programs within the business units. This structure has been designed with the aim of ensuring that each business unit’s operations are conducted in accordance with Telstra’s obligations. This is achieved through a focus on policies, procedures and work instructions that is intended to ensure that Telstra and its employees achieve transparent compliance with these obligations. There is a complementary focus on training, dissemination of information and monitoring of compliance outcomes.
These initiatives reflect the Company’s commitment to maintaining a strong compliance record and reducing the risk of future legal and regulatory compliance issues.
Audit and non-audit services
The Auditor-General and Ernst & Young are authorised to perform all “audit services”, being an examination or review of the financial statements of the Company in accordance with the laws and rules of each jurisdiction in which filings are made for the purpose of expressing an opinion on such statements. The Audit Committee approves the provision of audit services as part of the annual approval of the audit plan. Where additional audit services not contemplated in the annual audit plan are subsequently deemed to be necessary during the course of the year, the provision of these services is separately approved by the Audit Committee prior to commencement of the services.
The Auditor-General does not provide non-audit services. Telstra does not engage Ernst & Young to perform any of the following non-audit services:
•	bookkeeping services and other services related to preparing Telstra’s accounting records of financial statements;

•	financial information system design and implementation services;

•	appraisal or valuation services, fairness opinions, or contribution in kind reports;

•	actuarial services;

•	internal audit services;

•	management function or human resources;

•	broker or dealer, investment adviser, or investment banking services; and

•	legal services or expert services unrelated to the audit.
In addition, Ernst & Young does not provide taxation advice of a strategic or tax planning nature.
All other non-audit services may only be provided by Ernst & Young if the Audit Committee and the Auditor-General have expressly approved the provision of the non-audit service prior to commencement of the work,

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Directors’ report
and the performance of the non-audit service will not cause the total annual revenue to Ernst & Young from non-audit work to exceed the aggregate annual amount of Ernst & Young’s audit fees. The Audit Committee will not approve the provision of a non-audit service by Ernst & Young if the provision of the service would compromise Ernst & Young’s independence.
The Audit Committee expects the Auditor-General and requires Ernst & Young to submit annually to the Audit Committee a formal written statement delineating all relationships between the Auditor-General, Ernst & Young and Telstra and its controlled entities. The statement includes a report of all audit and non-audit fees billed by the Auditor-General and Ernst & Young in the most recent fiscal year, a statement of whether the Auditor-General and Ernst & Young are satisfied that the provision of the audit and any non-audit services is compatible with auditor independence and a statement regarding the Auditor General’s and Ernst & Young’s internal quality control procedures.
A copy of the independence of the auditor declaration is set out on page 204 and forms part of this report. The Audit Committee considers whether Ernst & Young’s provision of non-audit services to the company is compatible with maintaining the independence of Ernst & Young. The Audit Committee also submits annually to the Board a formal written report describing any non-audit services rendered by Ernst & Young during the most recent fiscal year, the fees paid for those non-audit services and explaining why the provision of these non-audit services is compatible with auditor independence. If applicable, the Audit Committee recommends that the Board take appropriate action in response to the Audit Committee’s report to satisfy itself of Ernst & Young’s independence.
Details of amounts paid or payable to the auditor for non-audit services provided during the year are located in note 3(b) to our financial statements.
For the reason set out above, the directors are satisfied that the provision of non-audit services by the external auditor during the year ended 30 June 2005 is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.
Rounding of amounts
The Telstra Entity is a company of the kind referred to in the Australian Securities and Investments Commission class order 98/100, dated 10 July 1998 and issued pursuant to section 341(1) of the Corporations Act 2001. As a result, amounts in this report and the accompanying financial report have been rounded to the nearest million dollars, except where otherwise indicated.
This report is made in accordance with a resolution of the directors.
Donald McGauchie
Chairman
11 August 2005

Telstra Corporation Limited and controlled entities
Directors’ report
Directors’ profiles
As at 11 August 2005, our directors were as follows:

			Year of initial	Year last
Name	Age	Position	appointment	re-elected (1)

Donald G McGauchie	55	Chairman	1998	2003
John T Ralph (2)	72	Deputy Chairman	1996	2003
Solomon D Trujillo (3)	53	CEO and Executive Director	2005	—
Anthony J Clark (4)	66	Director	1996	2002
John E Fletcher	54	Director	2000	2003
Belinda J Hutchinson	52	Director	2001	2004
Catherine B Livingstone	49	Director	2000	2002
Charles Macek	58	Director	2001	2004
John W Stocker	60	Director	1996	2003

(1)	Other than the Chief Executive Officer, one third of directors are subject to re-election by rotation each year.

(2)	John T Ralph retired as a Director effective 11 August 2005.

(3)	Solomon D Trujillo was appointed as Chief Executive Officer and Executive Director on 1 July 2005.

(4)	Anthony J Clark retired as a Director effective 11 August 2005.
A brief biography for each of the directors as at 11 August 2005 is presented below:
Donald G McGauchie AO
Age 55
Donald McGauchie joined Telstra as a non-executive Director in September 1998 and was appointed as Chairman in July 2004. He is Chairman of the Nomination Committee and is a member of the Remuneration Committee.
Experience:
Mr McGauchie has wide commercial experience within the food processing, commodity trading, finance and telecommunication sectors. He also has extensive public policy experience, having previously held several high-level advisory positions to government including the Prime Minister’s Supermarket to Asia Council, the Foreign Affairs Council and the Trade Policy Advisory Council.
Directorships of other listed companies — current:
Director, James Hardie Industries NV (2003 — ) and Nufarm Limited (2003 — ).
Directorships of listed companies — past three years:
Deputy Chairman, Ridley Corporation Limited (1998 — 2004); Director, National Foods Limited (2000 — 2005); and Graincorp Limited (1999 — 2002).
Other: Director, Reserve Bank of Australia; Partner, C&E McGauchie — Terrick West Estate; President of the National Farmers Federation (1994 — 1998); and Chairman, Rural Finance Corporation (2003 - 2004). Awarded the Centenary Medal for service to Australian society through agriculture and business in 2003.

Telstra Corporation Limited and controlled entities
Directors’ report
John T Ralph — AC, FCPA, FTSE, LFAICD, FAIM, FAusIMM, Hon LLD (Melbourne & Queensland), DUniv(ACU)
Age 72
John Ralph joined Telstra as non-executive director and Deputy Chairman in October 1996. He is a member of the Audit Committee, Nomination Committee and Remuneration Committee.
Experience:
Mr Ralph has had over 50 years of experience in the mining and finance industries. Mr Ralph was formerly Chief Executive and Managing Director of CRA Limited. He has previously served on the boards of several of Australia’s largest companies including the Commonwealth Bank of Australia Limited, BHP Billiton Limited and Fosters Group Limited.
Directorships of other listed companies — current:
Nil
Directorships of listed companies — past three years:
Chairman, Commonwealth Bank of Australia (1999 — 2004, Director from 1985); and Director, BHP Billiton Ltd (1997 — 2002) and BHP Billiton plc (2002).
Other: Chairman, Australian Farm Institute (2004 — ) and Chairman, Australian Foundation for Science (1994 — ); Member, Board of Melbourne Business School (1989 — ); President, Scouts Australia, Victorian Branch (2003 — ); Patron of St Vincent’s Institute Foundation (2004 — ); and Director, The Constitutional Centenary Foundation incorporated (1994 — 2002).
Mr Ralph has announced his retirement as a Director effective 11 August 2005.
Anthony J Clark — AM, FCA, FAICD
Age 66
Tony Clark joined Telstra as a non-executive Director in October 1996. He served on the Audit Committee until February 2005.
Experience:
Mr Clark has had extensive experience in the accounting field, specialising in audit and advisory services and is a Fellow of the Institute of Chartered Accountants and a Fellow of the Australian Institute of Company Directors. Mr Clark was formerly a Managing Partner KPMG NSW.
Directorships of other listed companies — current:
Chairman, Cumnock Coal Limited (2001 — ); Director, Amalgamated Holdings Limited (1998 — ); Ramsay Health Care Limited (1998 — ); and Carlton Investments Limited (2000 — ).
Directorships of listed companies — past three years:
Nil
Other: Chairman, Maritime Industry Finance Company Ltd (1998 — ); Deputy Chairman, Tourism Australia (2004 — ) and Australian Tourist Commission (1996 — 2004).
Mr Clark has announced his retirement as a Director effective 11 August 2005.

Telstra Corporation Limited and controlled entities
Directors’ report
John E Fletcher — FCPA
Age 54
John Fletcher joined Telstra as a non-executive Director in November 2000. He is a member of the Nomination Committee and the Remuneration Committee.
Experience:
Mr Fletcher has had extensive experience in management in the transport industry and was formerly Chief Executive of Brambles Industries Ltd. Mr Fletcher was employed by Brambles for 27 years, initially in an accounting role and then in a series of operating and senior management positions before being appointed as Chief Executive in 1993.
Directorships of other listed companies — current:
Chief Executive Officer and Director, Coles Myer Ltd (2001 — ).
Directorships of listed companies — past three years:
Nil
Other: Nil
Belinda J Hutchinson — BEc, FCA
Age 52
Belinda Hutchinson joined Telstra as a non-executive Director in November 2001. She has been a member of the Audit Committee since February 2005.
Experience:
Ms Hutchinson has had a long association with the banking industry and has been associated with Macquarie Bank since 1993 where she was an Executive Director. She was previously a Vice President of Citibank Ltd.
Directorships of other listed companies — current:
Director, QBE Insurance Group Limited (1997 — ).
Directorships of listed companies — past three years:
Director, TAB Limited (1997 — 2004) and Crane Group Limited (1997 — 2004).
Other: Director, Energy Australia Limited (1997 — ) and St Vincent’s and Mater Health Sydney Limited (2001 — ); President, Library Council of New South Wales (2005 — ) (Member since 1997); and Consultant, Macquarie Bank Limited (1997 — ).

Telstra Corporation Limited and controlled entities
Directors’ report
Catherine B Livingstone — BA (Hons), FCA, FTSE
Age 49
Catherine Livingstone joined Telstra as a non-executive Director in November 2000. She is a member of the Audit Committee and the Technology Committee.
Experience:
Ms Livingstone has a degree in accounting and has held several finance and general management roles predominantly in the medical devices sector. Ms Livingstone was the Chief Executive of Cochlear Limited (1994 — 2000).
Directorships of other listed companies — current:
Director, Macquarie Bank Limited (2003 — ).
Directorships of listed companies — past three years:
Director, Goodman Fielder Ltd (2000 — 2003) and Rural Press Limited (2000 — 2003).
Other: Chairman, CSIRO (2001 — ) and Australian Business Foundation (2000 — ); Director, Sydney Institute (1998 — ); Member, Department of Accounting and Finance Advisory Board Macquarie University and Business/Industry/Higher Education Collaboration Committee (BIHECC).
Charles Macek — BEc, MAdmin, FSIA, FAICD, FCPA, FAIM, FCA
Age 58
Charles Macek joined Telstra as a non-executive Director in November 2001. He is a member of the Audit Committee and Nomination Committee and is Chairman of the Remuneration Committee.
Experience:
Mr Macek has a strong background in economics and has had a long association with the finance and investment industry. His former roles include 16 years as Founding Managing Director and Chief Investment Officer and subsequently Chairman of County Investment Management Ltd.
Directorships of other listed companies — current:
Director, Wesfarmers Ltd (2001 — ).
Directorships of listed companies — past three years:
Chairman and Director, IOOF Holdings Ltd (2002 — 2003).
Other: Chairman, Sustainable Investment Research Institute Pty Ltd (2002 — ) and Financial Reporting Council (FRC); Director, Williamson Community Leadership Program Limited (2004 — ) and Vertex Capital Pty Ltd (2004 — ); Victorian Councillor, Australian Institute of Company Directors; and Member, New Zealand Accounting Standards Review Board and Investment Committee of Unisuper Ltd;
Chairman, Centre for Eye Research Australia Ltd (1996 — 2003); and Director of Famoice Technology Pty Ltd. (2001 — 2004).

Telstra Corporation Limited and controlled entities
Directors’ report
John W Stocker — AO, MB, BSc, BMedSc, PhD, FRACP, FTSE
Age 60
John Stocker joined Telstra as a non-executive Director in October 1996. He is Chairman of the Audit Committee and Technology Committee.
Experience:
Dr Stocker has had a distinguished career in pharmaceutical research and extensive experience in management of research and development, and its commercialisation included in his role as Chief Scientist for the Commonwealth of Australia (1996 — 1999).
Directorships of other listed companies — current:
Chairman, Sigma Company Ltd (1998 — ); Director, Cambridge Antibody Technology Group plc (1995 — ); Circadian Technologies Ltd (1996 — ); and Nufarm Limited (1998 — ).
Directorships of listed companies — past three years:
Nil
Other: Principal, Foursight Associates Pty Ltd; and Chairman, Grape and Wine Research and Development Corporation (1997 — 2004).
On 1 July 2005 we appointed a new CEO and executive director. Our new CEO’s qualifications and experience are set out below.
Solomon D Trujillo — BSc, BBus, MBA, Hon Doctor of Law Degrees (University of Wyoming, University of Colorado)
Age 53
Sol Trujillo joined Telstra as Chief Executive Officer and executive Director on 1 July 2005.
Experience:
Mr Trujillo has spent his career in the communications sector where he managed fixed line, wireless, broadband and directory businesses and served as a leader in the shift to market-based management. He served as CEO of London-based Orange, one of Europe’s largest mobile companies and CEO of Graviton, a San Diego-based hi-tech company producing telesensors. Mr. Trujillo spent 26 years with US West Inc, where, for five years, he served as Chairman, CEO and President of the Denver-based communications giant.
Directorships of other listed companies — current:
Director, Target Corporation (September 1994 — ); Gannett Co Inc. (May 2002 — ); PepsiCo Inc (January 2000 — September 2005); and Electronic Data Systems Corporation (EDS) (January 2005 — October 2005).
Directorships of listed companies — past three years:
Director, Orange SA (2001 — 2005).
Other: Member, World Economic Forum (2005 — ); and UCLA’s School of Public Affairs (2000 — ); Trustee, Boston College; Director, Tomas Rivera Policy Institute (1991 — ). Recipient, the Ronald H. Brown Corporate Bridge Builder Award in 1999 from President Clinton for his lifetime commitment as an advocate of workplace diversity.

Telstra Corporation Limited and controlled entities
Directors’ report
During the year and through to the date of the report, the following directors resigned:
•	Samuel H Chisholm resigned as a director on 28 October 2004; and

•	Zygmunt E Switkowski resigned as a director on 1 July 2005.
A brief biography for each of the former directors is presented below:
Samuel H Chisholm
Age 64
Director since November 2000. Resigned on 28 October 2004.
Director, Australian Wool Services Ltd and Victor Chang Cardiac Research Institute. Mr Chisholm was the Chief Executive and Managing Director of British Sky Broadcasting and Executive Director of The News Corporation (1990—1997). For 17 years previously he was Chief Executive and Managing Director of the Nine Network Australia Limited.
Zygmunt E Switkowski — BSc (Hons), PhD, FAICD
Age 56
Chief Executive Officer (CEO) and Managing Director
CEO and Managing Director since March 1999. Resigned as CEO and Managing Director on 1 July 2005.
Formerly Chief Executive Officer of Optus Communications Ltd and Chairman and Managing Director of Kodak (Australasia) Pty Ltd and the Business Council of Australia.
Qualifications and experience of each person who is a company secretary of the company
Douglas C Gration — FCIS, BSc, LLB (Hons), GDip AppFin,
Age 39
Mr Gration was appointed Company Secretary of Telstra Corporation Limited in August 2001.
Before joining Telstra, Mr Gration was a partner in a leading national law firm. He specialised in corporate finance and securities law, mergers and acquisitions and joint ventures and other commercial contracts and played a key role in the T1 and T2 Telstra privatisations. Mr Gration also advised on telecommunication regulatory matters. Other roles previously held in Telstra include Deputy Group General Counsel and Infrastructure Services & Wholesale General Counsel of Telstra.

Telstra Corporation Limited and controlled entities
Directors’ report
Directors’ meetings
Each director attended the following Board and committee meetings during the year as a member of the Board or relevant committee:

	Board				Committees (11)
					Nominations and
			Audit		Remuneration (7)		Technology
	a	b	a	b	a	b	a	b

D G McGauchie (1)	13	13	—	—	9	9	—	—
J T Ralph (4)	13	12	5	4	9	8	—	—
Z E Switkowski (5)	11	11	—	—	—	—	3	3
S H Chisholm (2)	6	6	—	—	—	—	—	—
A J Clark (3)	13	10	2	2	—	—	—	—
J E Fletcher (9)	13	12	—	—	8	7	—	—
B J Hutchinson (6)	13	13	2	2	—	—	—	—
C B Livingstone	13	13	5	5	—	—	3	3
C Macek (10)	13	12	5	5	9	8	—	—
J W Stocker (8)	13	13	5	5	1	1	3	3
Column a: number of meetings held while a member.
Column b: number of meetings attended.

(1)	Appointed as Chairman of the Board on 20 July 2004. Served as Chairman of Nominations and Remuneration Committee from 3 December 2003 to 23 March 2005. Appointed Chairman of Nomination Committee on 23 March 2005 following the division of the Nominations and Remuneration Committee.

(2)	Retired as a Director on 28 October 2004.

(3)	Resigned from the Audit Committee on 7 February 2005.

(4)	Resumed as a member of the Audit Committee from 20 July 2004 after completing role as interim Chairman.

(5)	Two board meetings throughout the year were held for non-executive directors only — Dr Switkowski was therefore not required to attend these meetings. Resigned as Chief Executive Officer and Managing Director on 1 July 2005.

(6)	Appointed as a member of the Audit Committee on 10 February 2005.

(7)	The Nominations and Remuneration Committee divided into two committees (Nomination Committee and Remuneration Committee) on 23 March 2005. Subsequent to this date there was one meeting held by each of the Nomination Committee and the Remuneration Committee. D G McGauchie, C Macek and J E Fletcher attended each of these meetings, J Ralph was an apology at both meetings.

(8)	Resigned from the Nominations and Remuneration Committee on 11 August 2004.

(9)	Appointed to the Nominations and Remuneration Committee on 11 August 2004.

(10)	Appointed Chairman of Remuneration Committee on 23 March 2005 following the division of the Nominations and Remuneration Committee.

(11)	Committee meetings are open to all Directors to attend in an ex officio capacity.

Telstra Corporation Limited and controlled entities
Directors’ report
Directors’ and senior executives’ shareholdings in Telstra
As at 11 August 2005:
Directors

		Number of shares held
	Direct	Indirect
	Interest	interest (1)	Total

Donald G McGauchie	—	41,445	41,445
John T Ralph	1,000	82,541	83,541
Solomon D Trujillo	—	—	—
Anthony J Clark	10,000	45,026	55,026
John E Fletcher	—	52,934	52,934
Belinda J Hutchinson	37,111	29,996	67,107
Catherine B Livingstone	10,400	18,184	28,584
Charles Macek	—	42,005	42,005
John W Stocker	800	89,067	89,867

(1)	Shares in which the director does not have a relevant interest, including shares held by director related entities, are excluded from indirect interests.
Senior executives

		Number of shares held
	Direct	Indirect
	Interest	interest (1)	Total
Bruce Akhurst	7,780	54,711	62,491
Douglas Campbell	9,700	27,500	37,200
David Moffatt	600	3,100	3,700
Ted Pretty	—	2,400	2,400
Michael Rocca	12,000	—	12,000
Bill Scales	8,516	1,400	9,916
Deena Shiff	5,680	8,800	14,480
John Stanhope	6,980	3,960	10,940
David Thodey	12,462	5,800	18,262

(1)	Shares in which the executive does not have a relevant interest, including shares held by director related entities, are excluded from indirect interests.

Telstra Corporation Limited and controlled entities
Directors’ report
Auditor’s Independence Declaration to the Directors of Telstra Corporation Limited
In relation to my audit of the financial report of Telstra Group (comprising Telstra Corporation Limited and the entities it controlled during the year) for the year ended 30 June 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.
Ian McPhee
Auditor-General
11 August 2005
Canberra, Australia

Telstra Corporation Limited and controlled entities
Remuneration report
The directors present the remuneration report prepared in accordance with Section 300A of the Corporations Act 2001 for the Telstra Group for the financial year ended 30 June 2005.
Introduction
Our remuneration policy is designed to link the remuneration of the CEO and senior executives with our performance.
The CEO and senior executives’ remuneration is linked to both our short and long-term performance through:
•	the short-term incentive (STI) plan, where individuals are assessed against a combination of quantitative and qualitative measures of performance over the past year; and

•	the long term incentive (LTI) plan through the use of performance rights, all of which have long-term performance measures which ensure the rights can only be exercised when the Company achieves previously set targets.
The non-executive directors’ remuneration is not linked to short-term performance, as the focus of the Board is on governance and the longer-term strategic direction of the Company. As such, part of their remuneration is delivered as shares, through Telstra’s Directshare plan.
In this report we explain the policy and structure of the remuneration of:
•	non-executive directors; and

•	the CEO and senior executives.
Each section includes an explanation of how the remuneration is calculated as well as a table showing actual figures. For the purpose of this report the senior executives are the Group Managing Directors reporting to the CEO.
Non-executive directors
Remuneration policy

Non-executive directors are remunerated with fees which are not linked to performance to preserve their independence. The total fee pool is approved by shareholders.
Our non-executive directors are remunerated in accordance with our constitution, which provides for the following:
•	an aggregate limit of fees is set and varied only by approval of a resolution of shareholders at the annual general meeting; and

•	the Board determines how those fees are allocated among the directors within the fee pool.
The current fee pool of A$1,320,000 was approved by shareholders at the November 2003 annual general meeting, and remains unchanged. Since 2003, there has been a significant shift in director fees in the Australian market due to the increased time and responsibility required of non-executive directors. Based on independent remuneration advice, these market changes have resulted in a decline in the competitiveness of our current fee pool over this period.
In order to maintain their independence and impartiality, the remuneration of the non-executive directors is not linked to the performance of the Company, except through their participation in the Directshare plan which is explained below.

Telstra Corporation Limited and controlled entities
Remuneration report
In determining the fee pool and individual director fee levels, the Remuneration Committee makes recommendations to the Board, and in the case of the fee pool, the Board recommends to shareholders taking into account:
•	the Company’s existing remuneration policies;

•	independent professional advice;

•	the fee pool of other comparable companies;

•	fees paid to individual directors by comparable companies;

•	the general time commitment and responsibilities involved;

•	the risks associated with discharging the duties attaching to the role of director; and

•	the level of fees necessary to attract and retain directors of a suitable calibre.
Remuneration structure 2004/2005

Non-executive directors receive a total remuneration package based on their role on the Board and committee memberships. Non-executive directors must sacrifice at least 20% of their fees into Telstra shares to align their interests with those of our shareholders.
The Board determines the non-executive directors’ annual fees (total remuneration package or TRP). The TRP paid to each director is determined according to their role on the Board and committee memberships, as set out below.
Board fees
Board members are paid the following fees.

•	Chairman	A$308,000
•	Deputy Chairman	A$154,000
•	Director	A$88,000
These amounts were approved by the Board effective 1 July 2004.
Committee fees
Board members, excluding the Chairman and Deputy Chairman, are paid the following additional fees for service on Board committees.

•	Audit Committee Chairman	A$50,000
•	Audit Committee member	A$25,000
•	Remuneration Committee Chairman	A$10,000
•	Remuneration Committee member	A$5,000
•	Nomination Committee member	A$5,000
•	Technology Committee Chairman and member	A$5,000

Telstra Corporation Limited and controlled entities
Remuneration report
These amounts were approved by the Board effective 1 April 2005. The Board considers these fees appropriate given the additional time requirements of committee members, the complex matters before these committees and, in the case of the Audit Committee, an increased number of committee meetings and governance requirements.
The total of all fees paid to non-executive directors in fiscal 2005 remains within the current fee pool approved by shareholders.
Components of the total remuneration package
The Board has determined that a non-executive director’s TRP will consist of three components: cash, shares (through the Directshare plan) and superannuation. Each year directors are asked to specify the allocation of their TRP between these three components, subject to the following thresholds:
•	at least 30% must be taken as cash;

•	at least 20% must be taken as Directshares; and

•	the minimum superannuation guarantee, where applicable.
The Board will continue periodically to review its approach to the non-executive directors’ remuneration structure to ensure it compares with general industry practice and best practice principles of corporate governance.
Equity compensation — Directshare
Directshare forms part of our overall remuneration strategy and aims to encourage a longer-term perspective and to align the directors’ interests with those of our shareholders.
Through our Directshare plan, non-executive directors are required to sacrifice a minimum of 20% of their TRP towards the acquisition of restricted Telstra shares. The shares are purchased on-market and allocated to the participating non-executive director at market price. The shares are held in trust and are unable to be dealt with for five years unless the participating director ceases to be a director of Telstra.
Non-executive directors may state a preference to increase their participation in the Directshare plan. Where this occurs, the non-executive director takes a greater percentage of TRP in Telstra shares, and the cash component is reduced to the same extent. As the allocation of Directshares is simply a percentage of the non-executive director’s TRP it is not subject to the satisfaction of a performance measure.
Directors are restricted from entering into arrangements which effectively operate to limit the economic risk of their security holdings in shares allocated under the Directshare plan during the period the shares are held in trust.
Superannuation
Mandatory superannuation contributions are included as part of each director’s TRP and directors may state a preference to increase the proportion of their TRP taken as superannuation subject to legislative requirements.

Telstra Corporation Limited and controlled entities
Remuneration report
Other benefits
In accordance with Board policy, and as permitted under Rule 16.4 of our Constitution, directors also receive reimbursement for reasonable travelling, accommodation and other expenses incurred in travelling to or from meetings of the Board or committees, or when otherwise engaged on the business of the Company. We also provide directors with telecommunications and other services and equipment to assist them in performing their duties. From time to time, we may also make products and services available to directors without charge to allow them to familiarise themselves with our products and services and recent technological developments.
To the extent any of these items are considered a personal benefit to a director, the value of the benefit is included in the “non-monetary benefits” column in figure 1.
Details of non-executive directors’ remuneration
The following table provides the details of all remuneration paid to our non-executive directors in fiscal 2005.
Figure 1: Non-executive Directors’ remuneration details

				Post
	Primary benefits			Employment	Equity	Other	Total
				Retirement
	Salary &	Non-	Superan-	benefits
	fees(1)	monetary(2)	nuation	accrued	Directshare	Other fees
	(A$)	(A$)	(A$)	(A$)	(A$)	(A$)	(A$)
Donald G McGauchie (3)	225,503	2,317	11,484	195,396	60,054	2,837 (4)	497,591
Chairman
John T Ralph (5)	131,559	2,253	— (6)	79,940	30,703	—	244,455
Deputy Chairman
Samuel H Chisholm (7)	—	—	—	—	—	—	—
Director
Anthony J Clark	69,357	2,753	8,493	48,811	19,463	—	148,877
Director
John E Fletcher	43,795	3,015	6,705	35,603	40,000	—	129,118
Director
Belinda J Hutchinson	70,065	2,253	6,692	32,004	19,189	—	130,203
Director
Catherine B
Livingstone	77,764	2,253	8,537	46,216	21,575	—	156,345
Director
Charles Macek	79,584	2,057	8,717	40,160	22,075	—	152,593
Director
John W Stocker	71,975	2,253	6,478	73,130	52,173	—	206,009
Director

Total	769,602	19,154	57,106	551,260	265,232	2,837	1,665,191

(1)	Includes fees for membership on Board committees. Details of committee memberships and meeting attendances is provided on page 202.

(2)	Includes the value of the personal use of products and services.

(3)	Mr McGauchie was appointed Chairman on 20 July 2004.

(4)	This amount was paid to Mr McGauchie for membership of the Telstra Country Wide® (TCW) Advisory Board and is for contribution of services in addition to his Board duties. Payment of fees for membership of the TCW Advisory Board ceased on Mr McGauchie’s election as Chairman.

(5)	Mr Ralph was appointed as Interim Chairman from 14 April 2004 to 20 July 2004.

(6)	Under current superannuation legislation Mr Ralph does not receive superannuation benefits as he has passed his 70th birthday.

(7)	Mr Chisholm declined to receive directors fees. Mr Chisholm resigned from the Telstra Board on 28 October 2004.

Telstra Corporation Limited and controlled entities
Remuneration report
Retirement benefits
We do not provide retirement benefits for new directors appointed to the Board after 30 June 2002. However, non-executive directors appointed before that date remain eligible to receive retirement benefits on retiring as a director of Telstra.
Directors who have served 9 years or more are entitled to receive a maximum amount equal to their total remuneration in the preceding 3 years. Directors who have served less than 9 years but more than 2 years are entitled to receive a pro-rated amount based on the number of months they served as a director.
Figure 2 shows the increase in retirement benefits payable to our non-executive directors appointed before 30 June 2002 and the value of the payment to the director if he or she had retired on 30 June 2005.
Figure 2: Non-executive directors’ increases in retirement benefits

			Payment to director if they
	Balance as at 2004	Increase during fiscal 2005	had retired on 30 June 2005
Name	(A$)	(A$)	(A$)
Donald G McGauchie	145,277	195,396	340,673
John T Ralph	371,735	79,940	451,675
Samuel H Chisholm	—	—	—
Anthony J Clark	223,882	48,811	272,693
John E Fletcher	90,535	35,603	126,138
Belinda J Hutchinson	71,790	32,004	103,794
Catherine B Livingstone	96,858	46,216	143,074
Charles Macek	77,789	40,160	117,949
John W Stocker	269,046	73,130	342,176

CEO and senior executives
Remuneration policy

The Remuneration Committee regularly reviews the strategy, structure and policy for CEO and senior executive remuneration.
Responsibility for reviewing and recommending to the Board the remuneration strategy and structure for Telstra’s CEO and senior executives lies with the Remuneration Committee (until recently known as the Nominations & Remuneration Committee).
The Committee’s policy is that executive remuneration should:
•	reflect the size and scope of the role and be market competitive in order to attract and retain talent;

•	be linked to the financial and operational performance of the Company;

•	be aligned with the achievement of the Company’s long-term business objectives; and

•	be differentiated based on individual performance.
The Committee reviews the structure of the remuneration packages of the CEO and senior executives on a periodic basis and takes into account:
•	remuneration practices in other major corporations in Australia (both in terms of salary levels and the ratio between fixed and “at risk” components); and

•	a range of macro-economic indicators used to determine likely movements in broad salary rates.

Telstra Corporation Limited and controlled entities
Remuneration report
Any decision made by the Remuneration Committee concerning an individual executive’s remuneration is made without the executive being present.
In 2004 the Committee engaged an independent consultant to provide advice directly to it on the remuneration policy and the levels of remuneration for comparable roles in other major corporations in Australia.
For fiscal 2005, the CEO was responsible for reviewing and determining the remuneration of the company secretary. However, the remuneration policy described in this report in relation to the senior executives and the discussion of the relationship between that policy and our performance applies to the company secretary. The company secretary participates in the STI plan and the LTI plan on the terms set out in this report.
Remuneration structure 2004/2005

There are three main components to the remuneration structure, some aspects of these have changed since last year as a result of the changes to deferred remuneration outlined below; the apportionment between fixed and “at risk” components reflect the role of the individual.
For fiscal 2005, the remuneration structure for the CEO and senior executives consisted of:
•	fixed remuneration;

•	short-term incentive (at risk); and

•	long-term incentive (at risk).
How remuneration is apportioned between fixed and “at risk” remuneration
Figure 3 below shows the maximum level of reward for the CEO, Group Managing Directors and Corporate Group Managing Directors (being our most senior and highly remunerated executives) should they achieve the stretch level of performance for the “at risk” elements of their remuneration. Actual remuneration received for fiscal 2005 was dependent on the actual performance of the Company and the individual. Achievement of the stretch level of performance requires significant high levels of performance of the Company, and them personally.
The “at risk” components of an executive’s remuneration package are calculated by reference to their fixed remuneration. If no STI or LTI gateway targets are passed, the executive receives 100% of fixed remuneration and 0% of their “at risk” remuneration.
Figure 3: Remuneration components of the CEO and senior executives for fiscal 2005

	Fixed	Maximum STI	Maximum LTI	Maximum Total
Role	Remuneration	achievable	achievable	package
			% of fixed remuneration
Chief Executive Officer	100%	180%	120%	400%
Group Managing Directors	100%	126%	60%	286%
Corporate Group Managing Directors (1)	100%	72%	60%	232%

(1)	Corporate Group Managing Directors are those responsible for internal functions of the business, namely finance and administration and regulatory, corporate and human relations.
Fixed remuneration
Fixed remuneration is made up of guaranteed salary (including salary sacrifice benefits and any applicable fringe benefits tax) and superannuation. An individual’s fixed remuneration is generally set once a year as part of the Company-wide remuneration review.

Telstra Corporation Limited and controlled entities
Remuneration report
The CEO and senior executives must contribute to superannuation from their fixed remuneration in accordance with the superannuation guarantee legislation. They may increase the proportion of their fixed remuneration taken as superannuation, subject to legislative requirements.
As a result of the Remuneration Committee’s periodic review during the year ended 30 June 2004, the Board decided to change the remuneration structure and re-balance the arrangements for the year ended 30 June 2005.
As foreshadowed last year, the practice of providing deferred remuneration, which was regarded as fixed remuneration generally subject to continued employment with the Company for three years, has been discontinued. These changes resulted in the value of the “fixed deferred” remuneration being distributed into fixed remuneration and the remuneration value of the short term incentive payment. The Board believes that these changes are in line with contemporary Australian and global market practice, and strengthen the link between remuneration and our performance. As a result, a greater proportion of the total package for the CEO and senior executives is at risk. This means that the CEO and senior executives are able to earn significant rewards only if superior operational and organisational performance linked to pre-determined company measures and targets are achieved.
Short-term incentive (STI)
The STI plan rewards the CEO and senior executives for meeting or exceeding specific annual business objectives linked to the annual business plan at the Company, business unit and individual level.
Measures and targeted achievement levels are reviewed each year to reflect changes in business priorities for the forthcoming year. Achievement at the stretch targets for Company, business unit and individual measures will generally result in the maximum STI payment being received. However, achievement of the maximum STI payment requires significant performance above what would normally be expected by the individual and the Company. This is discussed in more detail in the section titled “How rewards are linked to performance”.
Components of the STI: cash and rights
The value received under the annual STI plan is delivered half in cash and half as rights to Telstra shares. The rights vest in equal amounts over the following three years at 12 month intervals.
The Telstra Growthshare Trust (Trust) administers the STI Equity plan. The Trust buys the shares on-market and holds the shares in trust until they vest. The CEO and senior executives do not hold any beneficial interest in the shares until they are released by the Trust.
Dividends on the shares are paid to the Trust, not to the CEO or senior executive concerned. When shares vest the allocation is adjusted to include an additional number of shares to reflect the dividends forgone. The additional number of shares is calculated by using the full value of the dividends attributable to the shares from the date of allocation to the vesting date divided by the volume weighted average share price over the five days prior to the date of vesting.
The Board is of the opinion that the delivery of rights will increase the focus on the Company’s performance and by facilitating share ownership in Telstra by the CEO and senior executives, better align their interests with those of our shareholders.
How the STI is calculated
The STI plan is based on a range of Company financial, organisational and individual performance measures and targets and was approved by the Board.

Telstra Corporation Limited and controlled entities
Remuneration report
The plan focuses on the Company performance measures of:
•	EBIT growth;

•	revenue growth;

•	customer retention; and

•	(for the CEO) underlying EBITDA margin.
These measures were used to calculate 80% of the CEO’s maximum achievable STI value in fiscal 2005 and 41.7% of the senior executives’ maximum achievable STI value.
The remaining 20% of the CEO’s maximum STI value is based on measures of customer service, employee opinion survey results and individual, measurable key performance indicators in line with business priorities determined by the Board.
The remaining 58.3% of the senior executives’ maximum achievable STI value is based on:
•	achievement of their respective business unit financial performance measures (33.3%);

•	key business unit customer service measures (12.5%); and

•	performance against individual, measurable key performance indicators (12.5%) which further support the improved operation of the business unit, as agreed with the CEO.
Each of these measures was chosen because the Board considers that it will drive company performance and shareholder returns.
The company secretary’s maximum achievable short term incentive value is based on Company measures (42.9%) of revenue growth, EBIT growth and customer retention, business unit measures (31.4%) of EBIT, cashflow and customer service and performance against individual priorities (25.7%).
Required performance levels
Each measure includes a gateway performance level, a target level, and a stretch target. This is illustrated in figure 4. The gateway must be reached before any value can be attributed to each measure. The target level of performance represents challenging but achievable levels of performance. Achievement of the stretch target requires significant performance above and beyond normal expectations and will result in significant improvement in key operational areas.
Figure 4: Performance level and value received

	% of STI received
	for financial	% of STI received
Performance level	measure	for other measure
Below target	0%	0%
Gateway	25%	33.3%
Above gateway	50%	66.7%
Stretch target	100%	100%*

*	Stretch targets are set at levels requiring a significant increase in performance which the board believes represent a major improvement for those performance measures.
The Board’s decision-making process
At the end of the financial year, the Board considers the Company’s audited financial results and the results of the other specific measures set by the Board and then assesses the executives’ performance against these measures and determines the amount of the STI payable based on performance against the plan.
The CEO is not involved in any of the decision-making relating to the STI payment to him.

Telstra Corporation Limited and controlled entities
Remuneration report
Long-term incentive (LTI)
The Board annually invites the CEO and senior executives to participate in the LTI plan, which is designed to reward the creation of sustainable shareholder wealth over a 3-5 year period.
The equity instrument used to deliver the LTI, the performance measures and allocation levels are periodically reviewed by the Remuneration Committee and approved by the Board. This review and approval process is also in place for assessing the achievement against performance measures and determining whether the LTI equity has vested.
Components of the LTI: performance rights
The equity instrument used for the LTI has changed over time, and in the past has included options and restricted shares. The equity used in fiscal 2005 was “performance rights”, which are the right to acquire a Telstra share for nominal consideration when a specified performance measure is achieved. The performance rights are administered through the Telstra Growthshare Trust.
How the LTI is calculated at allocation
The number of performance rights allocated each year is based on the value calculated as a percentage of fixed remuneration as detailed in figure 3 above. To determine the number of performance rights allocated, the value of the LTI at the stretch performance level for each senior executive is divided by the volume weighted average price of Telstra shares over the 5 trading days before allocation.
The full market value of a Telstra share is used when we allocate performance rights. This differs from the accounting value under the executive remuneration table in figure 12, which reflects the amortised accounting valuation of these rights and any other LTI equity granted in prior years.
The value of the LTI at vesting
The actual value that an executive will receive will be determined by the number of equity instruments that vest upon achievement of the applicable performance measure multiplied by the market value of the shares at that time less any exercise price payable. This value is likely to be different from the values at allocation and the values disclosed in the remuneration table under figure 12.
Exercising performance rights
A performance right can only be exercised (that is, a share is delivered to the executive) when the specified performance measure is achieved. Where a right remains unexercised at the end of 5 years and 3 months from the allocation date, the right will lapse.
In general terms, if the CEO or a senior executive:
•	resigns and their performance rights are not yet exercisable, those rights will lapse;

•	retires or ceases employment due to death or total permanent incapacity, and their performance rights are not yet exercisable, those rights do not lapse and will be exercisable if the relevant performance measure is met;

•	is made redundant, and their performance rights are not yet exercisable, the number of unvested rights is adjusted to reflect the executive’s service period and will be exercisable if the relevant performance measure is met; or

•	ceases employment with Telstra for any other reason and their performance rights are not yet exercisable, the Board will decide whether those rights should lapse or remain available for exercise if the relevant performance hurdle is met.

Telstra Corporation Limited and controlled entities
Remuneration report
Performance measures
The Board approved a change to the LTI plan for fiscal 2005 allocations. Of the allocation, 50% will be subject to a Total Shareholder Return (TSR) performance measure, and 50% will be subject to a new performance measure based on our Earnings Per Share (EPS) growth. These measures operate independently so that if one measure is achieved only the rights subject to that measure will vest.
The introduction of dual performance measures combines a strong external market-based focus through share price growth and dividends (TSR), and an internal non-market-based measure aimed at driving improved Company results and the creation of shareholder wealth (EPS). These performance measures are widely accepted as key drivers of sustainable long-term organisational performance.
TSR performance measure
Rights under the TSR performance measure will vest if Telstra’s 30 day average TSR relative to the 30 day average TSR of the peer group ranks at or above the 50th percentile during the performance period. The performance period runs between the 3rd and 5th anniversary of allocation. The peer group comprises the companies in the S&P ASX200 index, excluding secondary securities and resource stocks from the Energy sector and Metal and Mining Industry, as defined under the S&P Global Industry Classification Standard (GICS).
If the 50th percentile is achieved in Quarter 1 of the performance period then vesting occurs on a linear vesting scale with 50% of the allocation vesting at a 50th percentile ranking (target) and 100% at a 75th percentile ranking (maximum) during the performance period. The 75th percentile represents the stretch target under the LTI plan.
If the 50th percentile is not achieved in Quarter 1 of the performance period then 50% of the allocation will lapse. The remaining 50% will vest if a ranking above the 50th percentile is subsequently achieved during the performance period.
Figure 5: Vesting schedule for TSR performance rights

			TSR ranking between	TSR ranking at or
	TSR ranking below	TSR ranking at 50th	50th and 75th	above 75th percentile
Performance	50th percentile	percentile (gateway)	percentile	(maximum)
Vesting	Nil	50%	Progressive vesting	100%
from 51% to 99%
EPS performance measure
For rights under the EPS performance measure in fiscal 2005, 50% of the allocation will vest if our EPS meets or exceeds the target performance level of 5% annual compound growth for the 3 years preceding the vesting date. If our EPS has grown annually by 10% compound for the same period, the remaining 50% allocation will vest. The 10% annual compound growth represents the stretch target under the LTI plan. A linear vesting scale operates for performance between 5% annual compound growth (gateway) and 10% annual compound growth (maximum). EPS is calculated in accordance with AASB 1027: “Earnings Per Share”.
Figure 6: Vesting schedule for EPS performance rights

				EPS growth at or
		EPS growthat 5%	EPS growth between	above
Performance	EPS growth below 5%	(gateway)	5% and 10%	10% (maximum)
Vesting	Nil	50%	Progressive vesting	100%
			from 51% to 99%

Telstra Corporation Limited and controlled entities
Remuneration report
Relationship between remuneration policy and the performance of Telstra

Telstra’s remuneration policy aims to achieve a link between remuneration policy and the between the remuneration received by executives, increased performance of Telstra earnings and the creation of shareholder wealth. The STI is focussed on achieving operational targets and the LTI is focussed on achieving long term growth in shareholder wealth.
Shareholder wealth
The total return to an investor over a given period consists of the combination of dividends paid, the movement in the market value of their shares over that period and any return of capital to shareholders, not including the buy-backs. During fiscal 2005 the share price has fluctuated between a low of A$4.63 and a high of A$5.49.
Over the five years to 30 June 2005 we have increased our return to shareholders through dividends by 83% including special dividends. Our total dividends paid per share for the last five years are shown below.
Figure 7: Share price at year end and dividends paid per share for the last 5 years

	Year ended	Year ended	Year ended	Year ended	Year ended
	30 June 2005	30 June 2004	30 June 2003	30 June 2002	30 June 2001
Share Price (A$)	5.06	5.03	4.40	4.66	5.38
Total dividends paid (A¢)	33.0	25.0	26.0	22.0	18.0
Earnings Per Share (A¢)	35.5	32.4	26.6	28.5	31.5
As part of our commitment to improve returns for shareholders, in fiscal 2004 we announced a capital management strategy whereby we will declare ordinary dividends of around 80% of normal profits after tax and return A$1.5 billion per annum to shareholders through special dividends and/or share buy-backs each year through to fiscal 2007.
During the five years to 30 June 2005 we undertook two off-market share buy-backs as part of our capital management strategy, and all ordinary shares bought back were subsequently cancelled.
Figure 8: Share buy-backs

		Cost			Franked
				Buy-back	dividend	Capital
	Number of	Purchase	Transaction	price per	component	component
	ordinary shares	consideration	costs	share	per share	per share
Date	bought back	A$m	A$m	A$	A$	A$
24 Nov 2003	238,241,174	1,001	8	4.20	2.70	1.50
15 Nov 2004	185,284,669	750	6	4.05	2.55	1.50

Telstra Corporation Limited and controlled entities
Remuneration report
Earnings
Our company’s earnings over the five years to 30 June 2005 are summarised below.
Figure 9: Our five-year earnings

	Year ending	Year ending	Year ending	Year ending	Year ending
	30 June 2005	30 June 2004	30 June 2003	30 June 2002	30 June 2001
	A$m	A$m	A$m	A$m	A$m
Sales revenue	22,161	20,737	20,495	20,196	18,679
Net profit available to Telstra Corporation Limited shareholders	4,447	4,118	3,429	3,661	4,058
EBITDA	10,771	10,175	9,170	9,483	9,834

Relationship to executive remuneration
As specified in our remuneration policy, a significant proportion of the CEO and senior executives’ total remuneration is dependent on the achievement of specific short and long term measures.
Short term incentive
Financial measures represent 80% of the CEO and 41.7% of the senior executive short-term incentive plan for fiscal 2005 and therefore our financial performance directly impacts on the rewards received through the plan. The financial measures:
•	provide a strong correlation with our ability to increase shareholder’s returns;

•	have a direct impact on our bottom line; and

•	are measures over which the executives can exercise control.
The average STI received as a percentage of the maximum achievable payment for the CEO and senior executives for achievement of those short term measures is reflected in the table below.
Figure 10: Average STI payment as a % of maximum payment

	Year ending		Year ending	Year ending	Year ending	Year ending
	30 June 2005		30 June 2004	30 June 2003	30 June 2002	30 June 2001
STI received	54.6	%(1)	31.4%	41.1%	57.6%	31.7%

(1)	This includes both the cash and equity components. While the total equity component is included in determining the above percentage, the value of the rights to Telstra shares granted for the year ended 30 June 2005 will be reflected in remuneration over the next three years as the shares vest over their performance period.
The above calculation is made by aggregating the actual STI payments made to the CEO and senior executives for the financial year and dividing that by the aggregated maximum achievable payments for those same executives. The result is then expressed as a percentage of the maximum achievable STI payment.
Long term incentive
The actual remuneration value attributed to the CEO and senior executives under the LTI plans over the previous 5 years is reported applying the relevant accounting standards. However, as vesting of any equity allocated under the LTI plans is subject to external performance measures reflecting the dividends returned

Telstra Corporation Limited and controlled entities
Remuneration report
to shareholders and the movement in Telstra’s share price (except for the August 2004 plan which has an additional measure using EPS), the senior executives may or may not derive any value from these equity instruments.
As at 30 June 2005, the September 1999 plan did not meet the performance hurdle and all instruments had lapsed. The September 2000 plan is currently well below the required performance hurdle. If the performance hurdle is not achieved by 7 September 2005 these instruments will lapse.
The September 2001 plan did not meet the performance hurdle in the first quarter of the performance period and as a result half of all allocations lapsed. The performance hurdle for the 2001 plan was subsequently achieved in fiscal 2005 and the remaining half of the allocations vested.
The LTI plans allocated in fiscal 2003, 2004 and 2005 are yet to enter their respective performance periods but are also currently below the required performance hurdle.
Figure 11 provides a summary of the rewards received by the CEO and senior executives as a result of the LTI performance hurdles being achieved.
Figure 11: Instruments that have vested as a % of target

		Fiscal 2005	Fiscal 2004	Fiscal 2003	Fiscal 2002	Fiscal 2001
% of allocation which has vested		50% of 2001 allocation
Number vested	Performance Rights	455,000	—	—	—	—
	Options	4,755,000	—	—	—	—
Number lapsed	Performance Rights and Restricted Shares	593,000	—	—	—	—
	Options	5,573,000	—	—	—	—
Details of senior executives’ remuneration

The total remuneration received by each executive, including an understanding of the various components of remuneration, is outlined in the tables below.
Figures 12, 13 and 14 detail the remuneration of our senior executives.
Figure 12 sets out the Primary, Post Employment and Equity remuneration received during the year as calculated under applicable accounting standards. Figure 13 sets out the details of the annual STI for fiscal 2005 and figure 14 sets out the annualised value of the CEO and senior executive allocations under the LTI plan.
Remuneration received in fiscal 2005
Telstra has chosen to disclose the remuneration of nine members of the senior leadership team on the basis that these nine have the greatest management authority within the Company delegated from the CEO. This also includes the CEO and the 5 highest paid executives in the Telstra Group as required under section 300A of the Corporations Act 2001.

Telstra Corporation Limited and controlled entities
Remuneration report

Figure 12: Senior executives remuneration

					Post
	Primary benefits				employment	Equity compensation		Total
						Annualised
		Short term	Non-			value of	Annualised
	Salary &	incentive	monetary		Superan-	Deferred	value of LTI
	fees (1)	(2)	(3)	Other (4)	nuation (5)	shares (6)	equity (7)
	(A$)	(A$)	(A$)	(A$)	(A$)	(A$)	(A$)	(A$)

Zygmunt E Switkowski (8)	1,830,900	1,961,000	24,357	—	101,850	725,912	2,045,313	6,689,332
- Chief Executive Officer

Bruce Akhurst (9)	927,664	523,600	11,893	—	177,086	196,141	732,594	2,568,978
- Chief Executive Officer, Sensis

Douglas Campbell	941,394	310,600	10,149	—	88,356	196,141	732,354	2,278,994
- Group Managing Director, Telstra Country Wide

David Moffatt	1,133,165	248,300	18,781	400,000	11,585	220,968	801,183	2,833,982
- Group Managing Director, Telstra Consumer & Marketing

Ted Pretty	1,120,581	540,500	22,370	260,000	24,169	224,936	789,217	2,981,773
- Group Managing Director, Telstra Technology, Innovation & Products

Michael Rocca	735,791	416,600	9,817	—	140,459	145,754	401,479	1,849,900
- Group Managing Director, Infrastructure Services

Bill Scales (10)	681,167	428,700	9,635	—	117,583	121,946	326,788	1,685,819
- Group Managing Director, Regulatory, Corporate & Human Relations

Deena Shiff (11)	277,321	295,150	1,326	—	47,680	30,641	102,562	754,680
- Group Managing Director, Telstra Wholesale

John Stanhope	800,685	240,150	11,398	—	99,065	105,628	365,338	1,622,264
- CFO and Group Managing Director, Finance & Administration

David Thodey	966,890	206,200	8,375	—	52,360	176,235	560,447	1,970,507
- Group Managing Director, Telstra Business & Government

TOTAL	9,415,558	5,170,800	128,101	660,000	860,193	2,144,302	6,857,275	25,236,229

Telstra Corporation Limited and controlled entities
Remuneration report

Senior executives remuneration (continued)

(1)	Includes salary, salary sacrifice benefits (excluding salary sacrifice superannuation which is included under Superannuation) and fringe benefits tax.

(2)	Short-term incentive relates to the cash component only for performance in fiscal 2005 and is based on actual performance for Telstra and the individual. For the executives, other than Dr Switkowski and Mr Scales, the remaining 50% of the STI will be provided in the form of rights to Telstra shares in accordance with the STI equity plan. The value of the rights to Telstra shares granted for the year ended 30 June 2005 will be reflected in remuneration over the next 3 years as the shares vest over their performance period. STI payments to Dr Switkowski and Mr Scales will be paid as cash only as their employment relationship with Telstra ceases prior to the allocation of equity.

(3)	Includes the benefit of interest -free loans under TESOP97 and TESOP99 and the value of the personal use of products and services related to Telstra employment.

(4)	Includes payments made to executives for continued service with Telstra as part of their employment contract.

(5)	Represents company contributions to superannuation as well as any additional superannuation contribution made through salary sacrifice by executives.

(6)	The value included in deferred shares relates to the current year amortised value of unvested shares issued in fiscal 2003 and fiscal 2004 under the Deferred Remuneration Plan. No deferred shares were allocated in fiscal 2005 as the plan was discontinued. The value of each share is calculated by applying valuation methodologies as described in note 19 to the financial statements and is then amortised over three years.

(7)	The value represents the three different equity instruments detailed in figure 14. The executive only receives value if the performance hurdles are met.

(8)	Dr Switkowski was also an executive director and ceased employment with Telstra on 1 July 2005.

(9)	Mr Akhurst was appointed CEO, Sensis effective 1 January 2005. Prior to that Mr Akhurst was the Group Managing Director, Wholesale, Big Pond, Media and Sensis and Group General Counsel.

(10)	Mr Scales retires on 12 August 2005.

(11)	Ms Shiff was appointed Group Managing Director, Wholesale effective 1 January 2005. Prior to that, Ms Shiff was the Managing Director, Wholesale. In accordance with relevant accounting standards only remuneration from the date of Ms Shiff’s commencement as a Group Managing Director is included above.
Short term incentive for 2005
With the exception of Dr Switkowski and Mr Scales, the values of the actual STI payment shown figure 12 represents the 50% cash component. The remaining 50% of the STI payment will be provided as rights to Telstra shares through the annual STI equity plan. In accordance with the accounting standards the value of the STI equity will be amortised over the next three years following allocation. Figure 13 provides the full value, both cash and equity, which executives received through the STI plan in fiscal 2005.
Figure 13: STI for fiscal 2005

	Maximum
	potential STI (1)	Actual STI (2)
	- both cash and equity	- both cash and equity	% of the maximum
	components	components	potential (3)
Name	(A$)	(A$)

Zygmunt E Switkowski	3,764,000	1,961,000	52.1%
Bruce Akhurst(4)	1,479,600	1,047,200	70.8%
Douglas Campbell	1,353,600	621,200	45.9%
David Moffatt	1,504,800	496,600	33.0%
Ted Pretty	1,504,800	1,081,000	71.8%
Michael Rocca	1,177,200	833,200	70.8%
Bill Scales	622,800	428,700	68.8%
Deena Shiff(5)	819,000	590,300	72.1%
John Stanhope	709,200	480,300	67.7%
David Thodey	1,364,400	412,400	30.2%

Telstra Corporation Limited and controlled entities
Remuneration report

STI for fiscal 2005 (continued)

(1)	The Board may determine the minimum value of the short term incentive to be A$nil where the performance fails to meet the specified threshold levels.

(2)	Short-term incentive relates to performance for the year ended 30 June 2005 and is based on actual performance for Telstra and the individual. Payment is provided in the form of 50% cash and 50% as rights to Telstra shares in accordance with the 2005 STI Equity plan. STI payments to Dr Switkowski and Mr Scales will be paid as cash only as their employment relationship with Telstra will cease prior to the allocation of equity.

(3)	Where the actual STI payment is less than the maximum potential, the difference is forfeited and does not become payable in subsequent years.

(4)	Mr Akhurst was appointed to the role of CEO Sensis effective 1 January 2005, but is still regarded as Group Managing Director level for remuneration purposes.

(5)	Ms Shiff was appointed to the role of Group Managing Director, Wholesale effective 1 January 2005.
Long term incentive valuations
The following table provides the amortised accounting value of all LTI equity instruments. This includes allocations made in fiscal 2001, 2002, 2003, 2004 and 2005. Although these values appear in figure 14, apart from the September 2001 plan, the executives have not derived any value from these instruments as at 30 June 2005.
During fiscal 2005 the restricted shares and options allocated in fiscal 2000 lapsed as the performance measure was not satisfied during the performance period. As a result, the value attributed to these instruments only reflects the notional value until 13 September 2004 when they lapsed.
Half of the performance rights and options allocated under the September 2001 plan lapsed because the performance measure was not met during the first quarter of the performance period. The minimum performance measure was achieved in a subsequent quarter and the remaining allocations of performance rights and options vested to the participants.
Allocations for fiscal 2002, 2003, 2004 and 2005 are also subject to performance measures and therefore the CEO and senior executives may or may not derive value from the allocations.
Figure 14: Amortised accounting value of all LTI equity for the year ending 30 June 2005

	Amortised value of LTI equity allocations(1) (2)			Total
	Options (3) (4)	Performance rights (4)	Restricted shares (3)
	(A$)	(A$)	(A$)	(A$)

Zygmunt E Switkowski	772,731	1,191,643	80,939	2,045,313
Bruce Akhurst	345,383	354,173	33,038	732,594
Douglas Campbell	352,391	343,609	36,354	732,354
David Moffatt	380,380	390,643	30,160	801,183
Ted Pretty	387,991	396,424	4,802	789,217
Michael Rocca	141,424	248,585	11,470	401,479
Bill Scales	106,340	216,828	3,620	326,788
Deena Shiff	44,076	56,676	1,810	102,562
John Stanhope	134,511	218,175	12,652	365,338
David Thodey	241,368	319,079	—	560,447

(1)	The value of each instrument is calculated by applying option valuation methodologies as described in note 19 to the financial statements and is then amortised over the relevant vesting period. The values included in the table relates to the current year amortised value of all instruments. The valuations used in current year disclosures are based on the same underlying assumptions as the prior year.

(2)	Where a vesting scale is used, the table reflects the maximum achievable allocation.

(3)	The September 1999 plan failed to satisfy the performance measure during the performance period, and as a result all Restricted Shares and Options lapsed on 13 September 2004.

(4)	The September 2001 plan failed to satisfy the performance measure in the first quarter of the performance period. In accordance with the terms of the plan half the maximum potential allocation lapsed on 6 December 2004. The performance measure was subsequently achieved in the performance period and the remaining performance rights and options vested. As at 30 June 2005 no performance rights or options had been exercised by any participants.

Telstra Corporation Limited and controlled entities
Remuneration report

CEO and senior executives’ outstanding equity-based instruments
The accounting value and actual number of the CEO and senior executives’ performance rights, restricted shares and options that were granted, exercised and lapsed in fiscal 2005 is detailed in figure 15 and 16. As the values shown in figure 15 represent the accounting value, the executive may not actually receive these amounts.
The value of lapsed instruments in figure 15 is based on the accounting value. This value is included to address our reporting obligations only. Where these instruments lapse, there is no benefit at all to the executive, and therefore no transfer of any equity or equity-related instrument. All instruments that have lapsed are subject to external performance hurdles (TSR), therefore no lapsing value is recorded in the following table in accordance with relevant accounting standards.
Figure 15: Value of equity-based performance rights granted, exercised and lapsed in fiscal 2005

					Aggregate
					granted, exercised
	Granted during period (1)		Exercised	Lapsed	and lapsed
		% of Total
	(A$)	Remuneration (2)	(A$)	(A$)	(A$)

Zygmunt E Switkowski	1,747,446	26.1%	—	—	1,747,446
Bruce Akhurst	490,320	19.1%	—	—	490,320
Doug Campbell	448,098	19.7%	—	—	448,098
David Moffatt	498,492	17.6%	—	—	498,492
Ted Pretty	498,492	16.7%	—	—	498,492
Michael Rocca	391,575	21.2%	—	—	391,575
Bill Scales	362,292	21.5%	—	—	362,292
Deena Shiff (3)	170,250	22.6%	—	—	170,250
John Stanhope	410,643	25.3%	—	—	410,643
David Thodey	452,865	23.0%	—	—	452,865

(1)	This represents the accounting value at grant date of TSR and EPS performance rights granted in fiscal 2005.

(2)	Total remuneration is the sum of primary benefits, post employment benefits and equity compensation as detailed in figure 12.

(3)	Ms Shiff’s equity allocation under the annual LTI plan was made prior to her commencing as GMD Wholesale.
The actual number of LTI instruments that were granted, exercised and lapsed in fiscal 2005 is set out below. Of the performance rights allocated in fiscal 2005 100% of the allocations were granted and none were forfeited, lapsed or vested during fiscal 2005. However, all unvested equity instruments may lapse in future years if performance hurdles are not met.

Telstra Corporation Limited and controlled entities
Remuneration report

Figure 16: Number of equity-based instruments — granted, exercised and lapsed

							Vested but
			Granted	Exercised	Lapsed	Balance at	not exercised
		Balance at	during	during	during	30 June	during the
	Instrument	1 July 2004	period(1)	period	period(2)	2005 (3)	period (4)

Zygmunt E Switkowski	Performance rights	1,259,400	513,200	—	129,000	1,643,600	129,000
	Restricted shares	146,000	—	—	50,000	96,000	—
	Options	3,456,000	—	—	1,646,000	1,810,000	1,346,000
	Deferred shares	500,700	—	—	—	500,700	—
Bruce Akhurst	Performance rights	388,600	144,000	—	59,000	473,600	59,000
	Restricted shares	60,000	—	—	21,000	39,000	—
	Options	1,542,000	—	—	737,000	805,000	617,000
	Deferred shares	135,300	—	—	—	135,300	—
Doug Campbell	Performance rights	388,600	131,600	—	59,000	461,200	59,000
	Restricted shares	68,000	—	—	26,000	42,000	—
	Options	1,597,000	—	—	777,000	820,000	617,000
	Deferred shares	135,300	—	—	—	135,300	—
David Moffatt	Performance rights	446,200	146,400	—	71,000	521,600	71,000
	Restricted shares	40,000	—	—	—	40,000	—
	Options	1,630,000	—	—	740,000	890,000	740,000
	Deferred shares	152,400	—	—	—	152,400	—
Ted Pretty	Performance rights	446,200	146,400	—	—	592,000	—
	Restricted shares	21,000	—	—	21,000	—	—
	Options	1,722,000	—	—	120,000	1,602,000	—
	Deferred shares	155,100	—	—	—	155,100	—
Michael Rocca	Performance rights	251,200	115,000	—	25,000	341,200	25,000
	Restricted shares	22,000	—	—	9,000	13,000	—
	Options	640,000	—	—	315,000	325,000	262,000
	Deferred shares	100,600	—	—	—	100,600	—
Bill Scales	Performance rights	210,400	106,400	—	21,000	295,000	21,000
	Restricted shares	5,000	—	—	—	5,000	—
	Options	465,000	—	—	220,000	245,000	220,000
	Deferred shares	84,200	—	—	—	84,200	—
Deena Shiff	Performance rights	118,600	50,000	—	17,000	151,600	17,000
	Restricted shares	5,000	—	—	—	5,000	—
	Options	380,200	—	—	178,000	202,200	178,000
	Deferred shares	42,300	—	—	—	42,300	—
John Stanhope	Performance rights	192,400	120,600	—	23,000	290,000	23,000
	Restricted shares	25,000	—	—	11,000	14,000	—
	Options	616,000	—	—	306,000	310,000	241,000
	Deferred shares	73,200	—	—	—	73,200	—
David Thodey	Performance rights	345,200	133,000	—	51,000	427,200	51,000
	Restricted shares	—	—	—	—	—	—
	Options	1,068,000	—	—	534,000	534,000	534,000
	Deferred shares	121,600	—	—	—	121,600	—

(1)	Instruments granted during fiscal 2005 relate to the annual LTI plan.

(2)	No equity instruments granted during fiscal 2005 lapsed in fiscal 2005.

(3)	This represents the number of equity instruments which have not been exercised or lapsed as at 30 June 2005.

(4)	The number of instruments that vested during fiscal 2005 relate to the September 2001 LTI plan and had not been exercised at 30 June 2005.
Contractual notice periods
The senior executives are employed under contracts without a fixed duration and may terminate their employment by agreement or, by providing 6 months notice. If an executive’s employment is terminated by Telstra for reasons other than misconduct, they are entitled to 6 months’ notice or payment in lieu of notice,

Telstra Corporation Limited and controlled entities
Remuneration report

and a termination payment equal to 12 months pay. Both elements are calculated on fixed remuneration at the time of termination.
Payments made to Dr Switkowski on ceasing employment with us
The CEO, Dr Zygmunt E Switkowski, ceased employment with the Company effective 1 July 2005. Under the terms of his employment contract Dr Switkowski was entitled to a termination payment of 12 months fixed remuneration which equated to A$2,092,000.
In addition, he received payments for other entitlements and accrued benefits which he would have received regardless of ceasing employment on 1 July 2005 as follows:
•	Short-term incentive — A$1,961,000, as detailed in figure 12.

•	Accrued leave — A$1,059,526 representing all remaining leave due to him at the time his employment ceased, calculated at the fixed remuneration rate.
Dr Switkowski participated in the Deferred Remuneration and Long Term Incentive plans and was previously allocated equity instruments under these plans. On ceasing employment he retains the rights to the following instruments:
•	Deferred remuneration
Deferred remuneration was regarded as an element of ‘fixed’ remuneration which was deferred. Dr Switkowski received allocations under this plan in 2002 and 2003. On ceasing with us he retained the right to his previous allocations which can be exercised at any time. Deferred shares not exercised before the expiration of the exercise period will lapse.

Number of deferred shares
Year of Plan	allocated
2002	249,100
2003	251,600
Total	500,700
•	Long-term incentive
Dr Switkowski retained the rights to the following equity instruments allocated during his employment under the long-term incentive plan.

Year	Instrument type	Allocations
2000	Restricted shares	96,000
2000	Options at A$6.28 exercise price	464,000
2001	Performance rights	129,000
2001	Options at A$4.90 exercise price	1,346,000
2002	Performance rights	498,200
2003	Performance rights	503,200
2004	TSR Performance rights	256,600
2004	EPS Performance rights	256,600
Performance rights and Options allocated under the September 2001 plan vested on 28 June 2005 and as a result may be exercised at any time after 1 July 2005. All other allocations are yet to meet the required performance hurdles and have not vested and as such no value can be derived from these instruments at this time. Allocations made under the September 2000 plan are currently well below the required performance hurdle. If the hurdle is not achieved by 7 September 2005 these instruments will lapse.

Telstra Corporation Limited and controlled entities
Remuneration report

Appointment of Mr Solomon Trujillo
The Board undertook an international search to identify candidates for the role of CEO. We also received independent remuneration advice in developing an internationally competitive remuneration package.
As a result of this search, Mr Solomon D Trujillo was appointed as CEO of Telstra effective 1 July 2005. The terms of his contract, which was disclosed in an ASX announcement on 9 June 2005, are summarised below.
Mr Trujillo receives:
•	A fixed remuneration package including salary, superannuation in accordance with legislation, salary sacrifice benefits and any applicable fringe benefits tax incurred by us to the value of A$3,000,000 per annum;

•	a sign-on payment of A$1,000,000 on commencement of his employment with us and pre-payment of 50% (A$1,500,000) of his potential fiscal 2006 short-term incentive.
In addition, Mr Trujillo will have a substantial proportion of his potential remuneration delivered through the STI and the LTI plan.
•	Short-term incentive
The fiscal 2006 STI plan provides for rewards up to the value of 100% of his fixed remuneration (A$3,000,000) subject to the achievement of personal targets set by the Board and incorporating significant company performance. The value of the fiscal 2006 STI payment will be reduced by A$1,500,000, reflecting the pre-payment. The balance, if any, will be delivered as 50% cash and the other 50% will be provided as rights to our shares which will vest in equal amounts over the following 3 years.
•	Long-term incentive
Mr Trujillo will be invited to participate in our LTI plan. The remuneration value attributed to the LTI plan will be equivalent to 133 1/3% of fixed remuneration (A$4,000,000) for achieving pre-determined maximum hurdles as defined by the Board. Achievement of these targets will require significant performance by the Company and a gateway target will need to be met in order to qualify for any equity. Failure to meet the gateway targets will result in no vesting of the performance rights. However, achievement of the gateway targets for the CEO will qualify performance rights to the value of 100% of fixed remuneration (A$3,000,000) to vest. A linear scale exists for performance between the gateway targets and the pre-determined target hurdles. The weighting for achieving the maximum and gateway hurdles vary from those that applied to the CEO in 2004/2005 as described earlier in this report.
The above package provides for 30% to be paid as fixed remuneration. The balance is ‘at risk’, with the exception of the 50% pre-payment in the fiscal 2006 STI plan, and requires the achievement of significant performance milestones in order for Mr Trujillo to receive the maximum amount under the short-term and long-term incentive plans.

Telstra Corporation Limited and controlled entities
Remuneration report

     Termination arrangements
Mr Trujillo has been employed by us under a contract without a fixed duration and either party may terminate his employment by agreement, by providing 30 days written notice. If Mr Trujillo’s employment is terminated by us for reasons other than misconduct, he will receive, in addition to any payment in lieu of notice:
•	a termination payment of:
(a)	twenty four months fixed remuneration if the termination occurs within the first twelve months of employment; or

(b)	twelve months fixed remuneration if the termination occurs after the first twelve months of employment a pro-rata payment in respect of his participation in the STI plan for the year in which termination occurs.
•	a pro-rata payment in respect of his participation in the STI plan for the year in which termination occurs;

•	the rights to equity allocated through the LTI plan prior to termination subject to it achieving the respective performance hurdles in accordance with the terms of the plan; and

•	reimbursement of any taxation penalties that may occur in the event of an early return to the United States.

Telstra Corporation Limited and controlled entities
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Telstra Corporation Limited and controlled entities
Telstra Corporation Limited and controlled entities
Australian Business Number (ABN): 33 051 775 556
Financial Report
as at 30 June 2005

Telstra Corporation Limited and controlled entities
Statement of Financial Performance
for the year ended 30 June 2005

		Telstra Group				Telstra Entity
			Year ended 30 June			Year ended 30 June
		2005	2005	2004	2003	2005	2004
	Note	$m	US$m	$m	$m	$m	$m

Ordinary activities
Revenue
Sales revenue	2	22,161	16,882	20,737	20,495	19,587	18,996
Other revenue (excluding interest revenue)	2,3	496	378	543	1,121	357	391

		22,657	17,260	21,280	21,616	19,944	19,387

Expenses
Labour	3	3,693	2,813	3,218	3,204	2,916	2,807
Goods and services purchased	3	4,147	3,159	3,554	3,713	2,894	2,684
Other expenses	3	4,055	3,089	4,255	4,504	3,666	3,844

		11,895	9,061	11,027	11,421	9,476	9,335

Share of net (profit)/loss from joint venture entities and associated entities	24	(9)	(7)	78	1,025	—	—

		11,886	9,054	11,105	12,446	9,476	9,335

Earnings before interest, income tax expense, depreciation and amortisation (EBITDA)		10,771	8,206	10,175	9,170	10,468	10,052
Depreciation and amortisation	3	3,766	2,869	3,615	3,447	3,298	3,228

Earnings before interest and income tax expense (EBIT)		7,005	5,337	6,560	5,723	7,170	6,824

Interest revenue	2	103	78	55	84	103	95
Borrowing costs	3	839	639	767	879	851	843

Net borrowing costs		736	561	712	795	748	748

Profit before income tax expense		6,269	4,776	5,848	4,928	6,422	6,076

Income tax expense	4	1,822	1,388	1,731	1,534	1,777	1,697

Net profit		4,447	3,388	4,117	3,394	4,645	4,379
Outside equity interests in net loss		—	—	1	35	—	—

Net profit available to Telstra Entity shareholders		4,447	3,388	4,118	3,429	4,645	4,379

Other valuation adjustments to equity
Net exchange differences on translation of financial statements of non-Australian controlled entities		(43)	(33)	21	(161)	—	—
Reserves recognised on equity accounting our interest in joint venture entities and associated entities		3	2	(5)	(18)	—	—
Increase to opening retained earnings on adoption of new accounting standard		—	—	—	1,415	—	—

Valuation adjustments attributable to Telstra Entity shareholders and recognised directly in equity		(40)	(31)	16	1,236	—	—

Total changes in equity other than those resulting from transactions with Telstra Entity shareholders as owners		4,407	3,357	4,134	4,665	4,645	4,379

		¢	US¢	¢	¢

Basic and diluted earnings per share (cents per share)	6	35.5	27.0	32.4	26.6

Total dividends paid/declared (cents per share)	7,28	40.0	30.0	26.0	27.0

The notes following the financial statements form part of the financial report.

Telstra Corporation Limited and controlled entities
Statement of Financial Position
as at 30 June 2005

		Telstra Group			Telstra Entity
		As at 30 June			As at 30 June
		2005	2005	2004	2005	2004
	Note	$m	US$m	$m	$m	$m

Current assets
Cash assets	8	1,540	1,174	687	1,360	543
Receivables	9	3,609	2,749	3,608	3,566	3,258
Inventories	10	232	177	229	194	206
Other assets	14	796	606	803	679	687

Total current assets		6,177	4,706	5,327	5,799	4,694

Non current assets
Receivables	9	240	183	740	290	1,047
Inventories	10	15	11	10	15	10
Investments — accounted for using the equity method	11	49	37	40	44	32
Investments — other	11	—	—	80	6,029	5,435
Property, plant and equipment	12	23,351	17,789	22,863	21,573	21,600
Intangibles — goodwill	13	2,287	1,742	2,104	12	16
Intangibles — other	13	1,581	1,204	1,501	182	220
Other assets	14	2,610	1,988	2,328	2,332	2,160

Total non current assets		30,133	22,954	29,666	30,477	30,520

Total assets		36,310	27,660	34,993	36,276	35,214

Current liabilities
Payables	15	2,809	2,140	2,338	1,957	1,891
Interest-bearing liabilities	16	1,518	1,156	3,246	3,903	5,527
Income tax payable		534	407	539	519	512
Provisions	17	389	296	358	324	331
Revenue received in advance		1,132	862	1,095	912	885

Total current liabilities		6,382	4,861	7,576	7,615	9,146

Non current liabilities
Payables	15	122	93	49	13	46
Interest-bearing liabilities	16	11,816	9,001	9,014	11,782	9,014
Provision for deferred income tax		1,885	1,436	1,807	1,826	1,748
Provisions	17	836	637	778	779	740
Revenue received in advance		388	296	408	381	398

Total non current liabilities		15,047	11,463	12,056	14,781	11,946

Total liabilities		21,429	16,324	19,632	22,396	21,092

Net assets		14,881	11,336	15,361	13,880	14,122

Shareholders’ equity
Telstra Entity
Contributed equity	18	5,793	4,413	6,073	5,793	6,073
Reserves		(157)	(120)	(105)	277	277
Retained profits		9,243	7,041	9,391	7,810	7,772

Shareholders’ equity available to Telstra Entity shareholders		14,879	11,334	15,359	13,880	14,122
Outside equity interests
Contributed equity		2	2	2	—	—

Total outside equity interests		2	2	2	—	—

Total shareholders’ equity		14,881	11,336	15,361	13,880	14,122

Expenditure commitments, contingent liabilities and assets	20,21
The notes following the financial statements form part of the financial report.

Telstra Corporation Limited and controlled entities
Statement of Cash Flows
for the year ended 30 June 2005

		Telstra Group				Telstra Entity
		Year ended 30 June				Year ended 30 June
		2005	2005	2004	2003	2005	2004
	Note	$m	US$m	$m	$m	$m	$m

Cash flows from operating activities
Receipts from trade and other receivables (c)		24,526	18,684	23,205	22,721	21,343	20,926
Payments of accounts payable and to employees (c)		(12,754)	(9,716)	(12,067)	(12,130)	(10,029)	(9,862)
Interest received		80	61	51	70	81	92
Borrowing costs paid		(879)	(670)	(846)	(999)	(892)	(922)
Dividends received		2	2	2	7	1	1
Income taxes paid		(1,718)	(1,309)	(1,856)	(1,536)	(1,712)	(1,804)
GST remitted to the Australian Taxation Office (ATO)		(1,094)	(833)	(1,056)	(1,076)	(1,050)	(1,044)

Net cash provided by operating activities (a)		8,163	6,219	7,433	7,057	7,742	7,387

Cash flows from investing activities
Payments for:
- property, plant and equipment		(2,995)	(2,282)	(2,572)	(2,704)	(2,715)	(2,505)
- internal use software assets		(523)	(398)	(435)	(555)	(446)	(385)
- intangibles		(6)	(5)	(2)	(2)	—	—
- deferred expenditure		(15)	(11)	(6)	—	(14)	(6)

Capital expenditure (before investments)		(3,539)	(2,696)	(3,015)	(3,261)	(3,175)	(2,896)

- shares in controlled entities		(574)	(437)	(667)	(25)	(28)	(637)
- investment in joint venture entities		(10)	(8)	(1)	(45)	(5)	—
- investment in associated entities (including share buy-back)		(4)	(3)	1	—	—	1
- shares in listed securities and other investments		(2)	(2)	(1)	(1)	(1)	(1)

Investment expenditure		(590)	(450)	(668)	(71)	(34)	(637)

Total capital expenditure		(4,129)	(3,146)	(3,683)	(3,332)	(3,209)	(3,533)
Proceeds from:
- sale of property, plant and equipment		68	52	168	797	79	197
- sale of shares in controlled entities		—	—	—	12	—	—
- sale of joint venture entities and associated entities		30	23	221	20	30	—
- sale of listed securities and other investments		146	111	24	7	134	41
- sale of business		—	—	—	4	—	—
- redemption of PCCW converting note		76	58	—	—	76	—

Net cash used in investing activities		(3,809)	(2,902)	(3,270)	(2,492)	(2,890)	(3,295)

Operating cash flows less investing cash flows		4,354	3,317	4,163	4,565	4,852	4,092

Cash flows from financing activities
Proceeds from borrowings		6,433	4,901	4,119	5,914	6,611	4,329
Proceeds from Telstra bonds		983	749	—	—	983	—
Repayment of borrowings		(5,735)	(4,369)	(4,274)	(6,315)	(6,478)	(4,411)
Repayment of Telstra bonds		(272)	(207)	(211)	(582)	(272)	(211)
Repayment of finance leases principal amount		(16)	(12)	(13)	(22)	(11)	(11)
Employee share loans		19	14	24	33	19	24
Loan to joint venture entities and associated entities		(37)	(28)	(226)	—	—	(226)
Dividends paid	7	(4,131)	(3,147)	(3,186)	(3,345)	(4,131)	(3,186)
Share buy-back (d)		(756)	(576)	(1,009)	—	(756)	(1,009)

Net cash used in financing activities		(3,512)	(2,675)	(4,776)	(4,317)	(4,035)	(4,701)

Net increase/(decrease) in cash		842	642	(613)	248	817	(609)
Foreign currency conversion		(3)	(2)	—	(18)	—	—
Cash at the beginning of the year		687	523	1,300	1,070	543	1,152

Cash at the end of the year (b)		1,526	1,163	687	1,300	1,360	543

The notes following the financial statements form part of the financial report.

Telstra Corporation Limited and controlled entities
Statement of Cash Flows (continued)

for the year ended 30 June 2005

		Telstra Group				Telstra Entity

		Year ended 30 June				Year ended 30 June
		2005	2005	2004	2003	2005	2004
	Note	$m	US$m	$m	$m	$m	$m

Cash flow notes

(a) Reconciliation of net profit to net cash provided by operating activities

Net profit		4,447	3,388	4,117	3,394	4,645	4,379
Add/(subtract) the following transactions
Depreciation and amortisation	3	3,766	2,869	3,615	3,447	3,298	3,228
Accrued interest on notes issued by PCCW		(4)	(3)	(4)	(15)	(4)	(4)
Dividends received from related entities	24	2	2	1	6	1	(142)
Profit on sale of property, plant and equipment	3	(8)	(6)	(40)	(173)	(10)	(40)
Profit on sale of controlled entities	3	—	—	—	(5)	—	—
Profit on sale of joint venture and associated entities	3	(16)	(12)	(170)	(12)	(27)	—
Profit on sale of listed securities and other entities	3	(67)	(51)	(8)	2	(63)	(8)
Profit on sale of business	3	—	—	—	(10)	—	—
Loss on redemption of PCCW converting note	3	4	3	—	—	4	—
Borrowing costs included in the cost of constructed assets	3	(90)	(70)	(74)	(105)	(90)	(74)
Share of joint venture entities’ net losses	24	—	—	85	1,015	—	—
Share of associated entities’ net (profits)/losses	24	(9)	(7)	(7)	10	—	—
Provision for reduction in value of investments	3	6	5	—	26	(310)	(709)
Provision for reduction in value of controlled entity receivables	3	—	—	—	—	460	709
Provision for reduction in amount owed by joint venture entity	3	5	4	226	—	—	226
Net foreign currency conversion differences		6	5	3	(39)	—	—
Decrease in non cash receivable from related entity		—	—	—	—	(361)	—
Other		32	24	6	47	61	13
Movements in operating assets and liabilities (net of acquistions of controlled entity balances)
(Increase)/decrease in trade debtors and other debtors		24	18	143	4	47	75
(Increase)/decrease in inventories		9	7	35	(52)	7	60
(Increase)/decrease in deferred expenditure and prepayments		(7)	(5)	6	48	(15)	3
(Increase)/decrease in deferred mobile phone handset subsidies		(75)	(57)	(104)	(42)	(75)	(104)
Increase/(decrease) in accounts payable and other creditors		15	11	(335)	(271)	47	(166)
Increase/(decrease) in revenue received in advance		(13)	(10)	98	(66)	10	69
Increase/(decrease) in net taxes payable		105	80	(125)	9	85	(107)
Increase/(decrease) in provisions		31	24	(35)	(161)	32	(21)

Net cash provided by operating activities		8,163	6,219	7,433	7,057	7,742	7,387

(b) Reconciliation of cash balances
Cash at the end of the year as shown in the statement of cash flows agrees to the net amount of the following items in the notes to the financial statements:
Cash assets	8	1,540	1,174	687	1,300	1,360	543
Bank overdraft	16	(14)	(10)	—	—	—	—

		1,526	1,164	687	1,300	1,360	543

Telstra Corporation Limited and controlled entities
Statement of Cash Flows (continued)
for the year ended 30 June 2005
Cash flow notes (continued)
(c) Goods and Services Tax (GST)
Our receipts from trade and other receivables includes estimated GST of $2,121 million (2004: $2,030 million; 2003: $2,072 million) collected by us as agent for the ATO. Our payments of accounts payable and to employees include estimated GST payments made by us for goods and services obtained in undertaking both operating and investing activities. GST paid associated with operating activities amounted to $784 million (2004: $750 million; 2003: $639 million) and GST paid relating to investing activities amounted to $243 million (2004: $224 million; 2003: $356 million).
(d) Share buy-back
On 15 November 2004, we completed an off-market share buy-back of 185,284,669 ordinary shares as part of our capital management program. The cost of the share buy back comprised purchase consideration of $750 million and associated transaction costs of $6 million. During fiscal 2004, we also completed an off-market share buy-back of 238,241,174 ordinary shares. The cost of the 2004 buy-back comprised purchase consideration of $1,001 million and associated transaction costs of $8 million. Refer to note 18 for further information.
(e) Significant financing and investing activities that involve non cash components
Capitalised Interest
Our property, plant and equipment includes borrowing costs of $70 million (2004: $57 million; 2003: $77 million) which have been included in the cost of constructed assets. Our software assets include borrowing costs of $20 million (2004: $17 million; 2003: $28 million) which have been included in the cost of constructed assets. These amounts are included in borrowing costs paid in our statement of cash flows.
Sale and leaseback transactions
There were no significant sale and leaseback transactions entered into during fiscal 2005 or fiscal 2004.
During fiscal 2003, we entered into a sale and leaseback on a portfolio of seven office properties for $570 million. We entered into operating leases totalling $518 million in relation to these properties on normal commercial terms of between five and twelve years. The profit on the sale of this property, plant and equipment was $131 million before income tax expense. The cash inflow from this sale is recognised in our proceeds from the sale of property, plant and equipment (refer to note 3 for further information).
Acquisition of 3G assets
During fiscal 2005, we acquired a 50% interest in Hutchison 3G Australia Pty Ltd’s existing third generation (3G) radio access network amounting to $428 million at acquisition date. This acquisition is not fully reflected in our statement of cash flows as the purchase price is being paid in instalments through to 1 July 2006. As at 30 June 2005, we have paid $22 million to our joint venture partner for the acquisition of these assets. The balance is reflected in our deferred liabilities. Refer to note 15 for further information.
(f) Financing facilities
Details of credit standby arrangements and loan facilities are shown in note 16.
(g) Acquisitions
Fiscal 2005 — Telstra Group
During fiscal 2005 we acquired the following controlled entities:
On 19 July 2004, we acquired 100% of the issued share capital of KAZ Group Limited and its controlled entities for a cash consideration of $340 million, including acquisition costs.
On 25 August 2004, we acquired 100% of the issued share capital of PSINet UK Limited and its controlled entities for an initial cash consideration of $111 million, including acquisition costs, and deferred consideration amounting to $13 million.
On 17 September 2004, we acquired 100% of the issued share capital of ESA Holding Pty Ltd, its controlled entity Damovo (Australia) Pty Ltd, and of Damovo HK Limited (Damovo Group) for a cash consideration of $66 million, including acquisition costs.
On 20 December 2004, we acquired 100% of the issued share capital of Universal Publishers Pty Ltd for a cash consideration of $46 million, including acquisition costs.
In addition to the above, we made a number of other minor acquisitions for a total consideration of $16 million during the year. Included in these acquisitions was an additional 10% interest in 1300 Australia Pty Ltd, which gave us a controlling interest in this entity.

Telstra Corporation Limited and controlled entities
Statement of Cash Flows (continued)
for the year ended 30 June 2005
Cash flow notes (continued)
(g) Acquisitions (continued)
Details of the acquisitions are as follows:

Year ended
30 June
2005
Acquisition of controlled entities	$m

Consideration for acquisitions
Cash	565
Deferred consideration	13
Costs of acquisitions	14

592

Fair value of assets and liabilities acquired by major class
Cash assets	13
Receivables	117
Inventories	17
Property, plant and equipment	77
Intangibles	235
Software	15
Other assets	15
Deferred tax assets	21
Payables	(99)
Provisions	(58)
Finance lease liability	(39)
Interest-bearing liabilities	(8)
Other liabilities	(39)

Fair value of net assets on gaining control	267
Adjustment upon increase in ownership interest from associated entity to controlled entity	(2)
Goodwill on acquisition	327

592

Outflow of cash on acquisitions
Consideration for acquisitions	(565)
Cash balances acquired	13
Costs of acquisitions	(14)
Payments of deferred consideration for prior years’ acquisitions	(8)

(574)

Fiscal 2005 — Telstra Entity
During fiscal 2005 there were no businesses acquired by the Telstra Entity. However, funding has been provided by the Telstra Entity to facilitate acquisitions within the Telstra Group and this has been reflected in investments where additional share capital has been issued by subsidiaries.
Fiscal 2004 — Telstra Group
During fiscal 2004 we acquired the following controlled entities:
On 13 February 2004, we acquired 100% of the share capital of Cable Telecom (GB) Limited (Cable Telecom) for an initial cash consideration of $31 million (GBP 13 million) and deferred consideration of $7 million (GBP 3 million).
On 5 March 2004, we acquired 100% of the share capital of Trading Post (Australia) Holdings Pty Ltd and its controlled entities (Trading Post Group) for an initial cash consideration of $636 million and deferred consideration of $2 million.
On 31 March 2004, we acquired 75% of the share capital of Invizage Pty Ltd (Invizage) for an initial cash consideration of $4 million and deferred consideration of $3 million.
Details of the acquisitions are as follows:

Year ended
30 June
2004
Acquisition of controlled entities	$m

Consideration for acquisitions
Cash	673
Deferred consideration	11
Costs of acquisitions	1

685

Fair value of assets and liabilities acquired by major class
Cash assets	7
Receivables	9
Property, plant and equipment	8
Intangibles	477
Other assets	5
Deferred tax assets	2
Payables	(28)
Provisions	(3)
Finance lease liability	(1)

Fair value of net assets on gaining control	476
Goodwill on acquisition	209

685

Outflow of cash on acquisitions
Consideration for acquisitions	(673)
Cash balances acquired	7
Costs of acquisitions	(1)

(667)

Telstra Corporation Limited and controlled entities
Statement of Cash Flows (continued)
for the year ended 30 June 2005
Cash flow notes (continued)
Fiscal 2004 — Telstra Entity
During fiscal 2004, the Telstra Entity acquired the NDC construction business from our wholly owned subsidiary Network Design and Construction Limited (NDC). This involved the transfer of NDC’s assets, including customer bases and the recognition of $16 million in goodwill, which is eliminated on consolidation.
The Telstra Entity also acquired the assets of its wholly owned subsidiary Telstra New Wave Pty Ltd (Telstra New Wave), which involved the acquisition of $14 million in identifiable intangible assets.
Details of the acquisition are as follows:

Year ended
30 June
2004
Acquisition of business	$m

Consideration for acquisition

Intercompany loan	39

Fair value of assets and liabilities acquired by major class
Construction WIP	34
Inventory	3
Property, plant and equipment	49
Identifiable intangible assets	18
Software	6
Other assets	1
Payables	(3)
Provisions	(65)
Accrued expenses	(12)
Finance lease liability	(8)

Fair value of net assets on gaining control	23
Goodwill on acquisition	16

39

There was no cash consideration paid as part of these acquisitions.
Fiscal 2003 — Telstra Group
On 9 April 2003, we acquired an additional 41.6% interest in TelstraClear Limited (TelstraClear) giving us 100% ownership of this company and its controlled entities.
Cash consideration for this additional acquisition was $25 million (NZ$26.9 million). As we controlled TelstraClear prior to this transaction, we were already consolidating their results, financial position and cash flows in to the Telstra Group.
Fiscal 2003 — Telstra Entity
There were no significant acquisitions of businesses by the Telstra Entity other than those noted above during fiscal 2003.
(h) Disposals of entities
There were no significant disposals of controlled entities during fiscal 2005, fiscal 2004 or fiscal 2003.

Telstra Corporation Limited and controlled entities
Statement of Changes in Shareholders’ Equity
for the year ended 30 June 2005

Telstra Group
		Reserves
			Foreign		Consolid-
	Contributed	Asset	currency		ation		Outside
	equity	revaluation	translation	General	fair value	Retained	equity
	(i)	(ii)	(iii)	(iv)	(v)	profits	interests	Total
	$m	$m	$m	$m	$m	$m	$m	$m

Balance at 30 June 2002	6,433	32	(55)	(17)	54	7,661	(2)	14,106
- increase to opening retained profits on adoption of new accounting standard (vi)	—	—	—	—	—	1,415	—	1,415
- change in outside equity interests’ capital, reserves and accumulated losses (apart from interests in net loss)	—	—	—	—	—	(8)	39	31
- net profit/(loss)	—	—	—	—	—	3,429	(35)	3,394
- reserves recognised on equity accounting our interest in joint venture entities and associated entities	—	—	(21)	3	—	—	—	(18)
- adjustment on translation of financial statements of non-Australian controlled entities	—	—	(161)	—	—	—	—	(161)
- fair value adjustment on acquisition of controlling interest in joint venture entity	—	—	—	—	(4)	4	—	—
- transfer of foreign currency translation reserve on sale of controlled entities and associates	—	—	(3)	22	—	(19)	—	—
- dividends (note 7)	—	—	—	—	—	(3,345)	—	(3,345)

Balance at 30 June 2003	6,433	32	(240)	8	50	9,137	2	15,422
- change in outside equity interests’ capital, reserves and accumulated losses (apart from interests in net loss)	—	—	—	—	—	—	1	1
- net profit/(loss)	—	—	—	—	—	4,118	(1)	4,117
- reserves recognised on equity accounting our interest in joint venture entities and associated entities	—	—	(5)	—	—	—	—	(5)
- adjustment on translation of financial statements of non-Australian controlled entities	—	—	21	—	—	—	—	21
- fair value adjustment on acquisition of controlling interest in joint venture entity	—	—	—	—	(6)	6	—	—
- transfer of foreign currency translation reserve and general reserve on sale of controlled entities and associates	—	—	38	(3)	—	(35)	—	—
- share buy-back (vii)	(360)	—	—	—	—	(649)	—	(1,009)
- dividends (note 7)	—	—	—	—	—	(3,186)	—	(3,186)

Balance at 30 June 2004	6,073	32	(186)	5	44	9,391	2	15,361
(continued over page)
The notes following the financial statements form part of the financial report.

Telstra Corporation Limited and controlled entities
Statement of Changes in Shareholders’ Equity (continued)

Telstra Group
		Reserves
			Foreign		Consolid-
	Contributed	Asset	currency		ation		Outside
	equity	revaluation	translation	General	fair value	Retained	equity
	(i)	(ii)	(iii)	(iv)	(v)	profits	interests	Total
	$m	$m	$m	$m	$m	$m	$m	$m

Balance at 30 June 2004	6,073	32	(186)	5	44	9,391	2	15,361
- net profit	—	—	—	—	—	4,447	—	4,447
- reserves recognised on equity accounting our interest in joint venture entities and associated entities	—	—	(2)	5	—	—	—	3
- adjustment on translation of financial statements of non-Australian controlled entities	—	—	(43)	—	—	—	—	(43)
- fair value adjustment on acquisition of controlling interest in joint venture entity	—	—	—	—	(6)	6	—	—
- transfer of general reserve on sale of associates	—	—	—	(6)	—	6	—	—
- share buy-back (vii)	(280)	—	—	—	—	(476)	—	(756)
- dividends (note 7)	—	—	—	—	—	(4,131)	—	(4,131)

Balance at 30 June 2005	5,793	32	(231)	4	38	9,243	2	14,881

Balance at 30 June 2005 US$m	4,413	24	(176)	3	29	7,041	2	11,336

(i) Refer to note 18 for details of our contributed equity.
(ii) The asset revaluation reserve was previously used to record changes in the value of non current assets. Under AASB 1041: “Revaluation of Non-Current Assets”, we have previously deemed the carrying value of our property, plant and equipment assets (refer to note 12) to be cost. As a result, the asset revaluation reserve may no longer be used to record the writedowns of these assets to recoverable amount. Any writedowns of these assets to recoverable amount must be made through the statement of financial performance.
As a consequence of applying the cost method of accounting, we have discontinued our policy of revaluing property, plant and equipment upwards. The asset revaluation reserve can no longer be used for distribution to shareholders or for offsetting revaluation decrements due to legal and accounting restrictions.
(iii) The foreign currency translation reserve is used to record exchange differences arising from the conversion of the financial statements of our self sustaining non-Australian operations into Australian dollars. Conversion of operations where entities operate on their own are taken to the foreign currency translation reserve, while conversion of those entities that operate with us are taken to the statement of financial performance.
This reserve is also used to record our percentage share of exchange differences arising from equity accounting our non-Australian investments in joint venture entities and associated entities. The foreign currency translation reserve applicable to joint venture entities and associated entities is shown in note 24.
(iv) The general reserve represents our share of the capital reserve of joint venture entities and associated entities as a result of equity accounting. The reserves applicable to these investments is shown in note 24.
(v) The consolidation fair value reserve represents our share of the fair value adjustments to TelstraClear Limited net assets on acquisition of a controlling interest. The reserve balance is amortised over the useful life of the underlying revalued assets (average of 18 years).
(vi) Due to the first time application of accounting standard AASB 1044: “Provisions, Contingent Liabilities and Contingent Assets” during fiscal 2003, we adjusted the opening balance of retained profits at 1 July 2002 by the amount of the dividend provided for as at 30 June 2002.
(vii) On 15 November 2004, we completed an off-market share buy-back of 185,284,669 ordinary shares as part of our capital management program. During fiscal 2004, we also completed an off-market share buy-back of 238,241,174 ordinary shares. Refer to note 18 for further details.

Telstra Corporation Limited and controlled entities
Statement of Changes in Shareholders’ Equity (continued)
for the year ended 30 June 2005

Telstra Entity
		Asset
	Contributed	revaluation	Retained
	equity	reserve	profits	Total
	$m	$m	$m	$m

Balance at 30 June 2002	6,433	277	6,907	13,617
- increase to opening retained profits on adoption of new accounting standard	—	—	1,415	1,415
- net profit	—	—	2,251	2,251
- dividends (note 7)	—	—	(3,345)	(3,345)

Balance at 30 June 2003	6,433	277	7,228	13,938
- net profit	—	—	4,379	4,379
- share buy-back	(360)	—	(649)	(1,009)
- dividends (note 7)	—	—	(3,186)	(3,186)

Balance at 30 June 2004	6,073	277	7,772	14,122
- net profit	—	—	4,645	4,645
- share buy-back	(280)	—	(476)	(756)
- dividends (note 7)	—	—	(4,131)	(4,131)

Balance at 30 June 2005	5,793	277	7,810	13,880

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements
1. Summary of accounting policies
In this financial report, we, us, our, Telstra and the Telstra Group — all mean Telstra Corporation Limited, an Australian corporation, and its controlled entities as a whole. Telstra Entity refers to the legal entity, Telstra Corporation Limited.
Our financial or fiscal year ends on 30 June. Unless we state differently, the following applies:
•	year, fiscal year or financial year means the year ended 30 June;

•	balance date means the date 30 June; and

•	2005 means fiscal 2005 and similarly for other fiscal years.
The principal accounting policies we used in preparing the financial report of the Telstra Entity and the Telstra Group are listed below. These are presented to assist your understanding of the financial reports. These accounting policies are consistent with those adopted in previous periods, unless a change in accounting policy has been made and brought to your attention.
1.1 Basis of preparation of the financial report
This financial report is a general purpose financial report prepared in accordance with:
•	the Australian Corporations Act 2001;

•	Accounting Standards applicable in Australia;

•	other authoritative pronouncements of the Australian Accounting Standards Board;

•	Urgent Issues Group Consensus Views; and

•	Australian generally accepted accounting principles (AGAAP).
This financial report is prepared in accordance with historical cost, except for some categories of investments that are equity accounted. Cost is the fair value of the consideration given in exchange for net assets acquired.
In preparing this financial report, we have been required to make estimates and assumptions that affect:
•	the reported amounts of assets and liabilities;

•	the disclosure of contingent assets and liabilities; and

•	revenues and expenses for the year.
Actual results could differ from those estimates.
Note 30 contains a reconciliation of the major differences between our financial report prepared under Australian generally accepted accounting principles (AGAAP) and those applicable under United States generally accepted accounting principles (USGAAP).
United States dollar conversions
This financial report has been prepared using Australian dollars (A$). For the convenience of readers outside Australia we have converted our statement of financial performance, statement of financial position, statement of cash flows and USGAAP disclosures from A$ to US$ for fiscal 2005.
These conversions appear under columns headed “US$m” and represent rounded millions of US dollars. The conversion has been made using the noon buying rate in New York City for cable transfers in non-US currencies. This rate is certified for custom purposes by the Federal Reserve Bank of New York. The rate on 30 June 2005 was A$1.00 = US$0.7618.
These conversions are indicative only and do not mean that the A$ amounts could be converted to US$ at the rate indicated.
1.2 Change in accounting policies
No accounting policy changes occurred during fiscal 2005.
The following accounting policy changes occurred during fiscal 2004.
Revenue arrangements with multiple deliverables
It is our policy to prepare our financial statements to satisfy both AGAAP and USGAAP in relation to revenue recognition and, in cases where there is no conflict between the two, we ensure that we incorporate the more detailed requirements in both AGAAP and USGAAP financial statements.
In November 2002, the Emerging Issues Task Force in the US reached a consensus on Issue No. 00-21 (EITF 00-21), “Revenue Arrangements with Multiple Deliverables”. EITF 00-21 is applicable to us from 1 July 2003.
EITF 00-21 requires that where two or more revenue-generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of accounting under EITF 00-21 should be accounted for separately. When the deliverables in a multiple deliverable arrangement are not considered to be separate units of accounting, the arrangement is accounted for as a single unit.
We allocate the consideration from the revenue arrangement to its separate units based on the relative fair values of each unit. If the fair value of the delivered item is not available, then revenue is allocated based on the difference between the total arrangement consideration and the fair value of the undelivered item. The revenue allocated to each unit under EITF 00-21 is then recognised in accordance with our revenue recognition policies described in note 1.21 “Revenue recognition”.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
1. Summary of accounting policies (continued)
1.2 Change in accounting policies (continued)
We have a number of arrangements with our customers that are considered to be distinguishable into separate units of accounting under EITF 00-21. These are:
•	mobile handsets that are offered as part of a mobile network contract or sold as part of a prepaid phone package;
•	broadband internet installation kits, where a modem is provided, and satellite internet packages; and

•	advertising in the Yellow Pages printed and online directories.
We assessed the requirements of EITF 00-21 and determined that there was no material impact on our statement of financial performance or statement of financial position as at, and for the year ended, 30 June 2004 and 30 June 2003 in relation to these arrangements.
1.3 Recently issued accounting standards to be applied in Australia in future periods
The adoption of the Australian equivalents of International Financial Reporting Standards (A-IFRS) will apply in future financial reports. Refer to 1.4 Adoption of International Financial Reporting Standards for the impact we are expecting these standards to have on Telstra.
1.4 Adoption of International Financial Reporting Standards
Australian entities reporting under the Corporations Act 2001 must prepare their financial statements for financial years commencing on or after 1 January 2005 under the Australian equivalents of International Financial Reporting Standards (A-IFRS) as adopted by the Australian Accounting Standards Board (AASB). This will involve preparing our first set of financial statements applying A-IFRS for the half-year ending 31 December 2005 and for the financial year ending 30 June 2006.
The transitional rules for first time adoption of A-IFRS require that we restate our comparative financial statements using A-IFRS, except for AASB 132: “Financial Instruments: Disclosure and Presentation” and AASB 139: “Financial Instruments: Recognition and Measurement” where comparative information is not required to be restated.
Currently we provide two years of comparative financial information in our year end financial statements to comply with applicable US Securities and Exchange Commission (SEC) requirements. The SEC has granted a one-time relief from this requirement for foreign registered companies preparing their first set of financial statements in compliance with International Financial Reporting Standards. We have elected to apply this relief and will only provide one year of comparative information in our 30 June 2006 financial statements.
For reporting in the 2006 fiscal year, comparatives will be remeasured and restated for the half-year ending 31 December 2004 and the financial year ending 30 June 2005. Most of the adjustments on transition are required to be made to opening retained profits at the beginning of the first comparative period (ie. at 1 July 2004).
We have a formal IFRS project team to manage the convergence to A-IFRS and enable us to be prepared to report for the first time in accordance with the timetable outlined above. The project team is monitored by a governance committee comprising senior members of management, which reports regularly on progress to the Audit Committee of the Telstra Board of Directors. The governance committee is monitoring our adoption of A-IFRS in accordance with an established project implementation plan. The committee has also been following the developments in IFRS and the potential impact for our transition to A-IFRS.
The IFRS project is comprised of dedicated workstreams with project teams responsible for evaluating the impact of a specific group of accounting changes resulting from the adoption of A-IFRS. The technical evaluation phase of each workstream is substantially complete and the project is in the implementation and review phases. The project is achieving its scheduled milestones and we expect to be in a position to fully comply with the requirements of A-IFRS for the 2006 fiscal year.
The following disclosures reflect the adjustments based on the work of our IFRS project team for both the Telstra Group and the Telstra Entity. The adjustments reported are based on the A-IFRS standards released as at 30 June 2005. These are subject to ongoing review and any amendments by the AASB, or by interpretative guidance from the IASB or AASB, could change the adjustments reported. The adjustments identified are our best judgements as at reporting date. The figures presented are our current best estimate of the consequences for the Company adopting A-IFRS and accordingly they remain subject to change.
There are certain items that still require resolution. We have not recognised a deferred tax liability in relation to indefinite lived intangibles as detailed in note 1.4 (c). Also, in respect of the Urgent Issues Group (UIG) release UIG 1042: “Subscriber Acquisition Costs in the Telecommunication Industry”, we have not changed the accounting for mobile phone handset subsidies as detailed in note 1.4 (j).
We set out below the key differences in accounting policy and our known estimable transitional differences from application of A-IFRS. In addition, we have included the likely impacts on the 2005 fiscal year result and financial position where known and the transitional adjustments for AASB 132/139 as at 1 July 2005.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
1. Summary of accounting policies (continued)
1.4 Adoption of International Financial Reporting Standards (continued)
(a) AASB 2: “Share-Based Payment” (AASB 2)
Under current AGAAP we recognise an expense for all restricted shares, performance rights, deferred shares, other like instruments and Telstra shares (consisting of “directshares” and “ownshares”) issued. This expense is equal to the funding provided to the Telstra Growthshare Trust to purchase Telstra shares on market to underpin these equity instruments, and is recognised in full in the statement of financial performance when the funding is provided. Under current AGAAP, we do not recognise an expense for options issued on the basis that instrument holders will be required to pay the option exercise price once the options vest and are exercised. We have not issued options subsequent to fiscal 2002.
On adoption of AASB 2 we will recognise an expense for all share-based remuneration determined with reference to the fair value of the equity instruments issued. The fair value of our equity instruments will be calculated using an appropriate valuation technique to estimate the price of those equity instruments in an arm’s length transaction between knowledgeable, willing parties. The fair value calculated in accordance with AASB 2 will be charged against profit over the relevant vesting periods, and adjusted as required by the standard.
Under the transitional exemptions of AASB 1: “First-time Adoption of Australian Equivalents to International Financial Reporting Standards” (AASB 1) we have elected not to apply AASB 2 to equity instruments issued prior to 7 November 2002 (the effective date of IFRS 2). This approach gives rise to a positive transitional adjustment to retained profits.
A transitional adjustment to increase Telstra Group opening retained profits by $55 million (Telstra Entity: $55 million) represents the reversal of the expense previously recorded under AGAAP. We will also recognise a transitional expense in Telstra Group retained profits under AASB 2 of $4 million (Telstra Entity: $4 million) relating to the amortisation over the vesting period of issues subsequent to 7 November 2002. This transitional expense will increase share capital by $4 million.
We own 100% of the equity of Telstra Growthshare Pty Ltd, the corporate trustee for the Telstra Growthshare Trust, which administers our share based payment plans. Under current AGAAP we do not control or significantly influence the trust, as beneficial ownership and control remains with the employees who participate in the share plans, administered by the Trustee on their behalf.
Under A-IFRS, we believe that from transition date we will be required to include the results, financial position and cash flows of the Telstra Growthshare Trust within our financial statements. The following adjustments will be recorded on initial recognition within the Telstra Group and Telstra Entity:
•	elimination of the loan receivable from the Telstra Growthshare Trust ($65 million);

•	reduction in share capital to reflect the shares held in the Telstra Entity by the Telstra Growthshare Trust ($117 million); and

•	the recognition of cash assets held by the Telstra Growthshare Trust ($3 million).
Other assets and liabilities held by the Trust are insignificant to the Telstra Group and Telstra Entity.
Our interpretation of AASB 2 is that shares issued under the Telstra Employee Share Ownership Plans (TESOP 97 and TESOP 99), in conjunction with the non-recourse loans, are to be accounted for as options. As a result, the outstanding balance of the Telstra Group and Telstra Entity loans to employees under TESOP 97 and TESOP 99 amounting to $174 million (comprising $24 million current receivables and $150 million non-current receivables), will be deducted from share capital on transition to A-IFRS.
We own 100% of the equity of Telstra ESOP Trustee Pty Ltd, the corporate trustee for the Telstra Employee Share Ownership Plan Trust (TESOP97) and Telstra Employee Share Ownership Plan Trust II (TESOP99). Under current AGAAP, we do not control or significantly influence these trusts as beneficial ownership and control remains with the employees who participate in the share plans administered by the Trustee on their behalf.
Under A-IFRS we will also include TESOP 97 and TESOP 99 within our financial statements from transition date. The assets and liabilities held by these trusts are insignificant to the Telstra Group and Telstra Entity.
Comparative information
The cumulative effect on the Telstra Group and Telstra Entity financial position at 30 June 2005 will be to increase cash assets by $8 million, decrease current receivables by $24 million, non current receivables by $175 million, and share capital by $257 million. Telstra Group labour expense will decrease by $10 million, interest revenue will decrease by $2 million, and dividends will decrease by $7 million for the year ended 30 June 2005.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
1. Summary of accounting policies (continued)
1.4 Adoption of International Financial Reporting Standards (continued)
(b) AASB 3: “Business Combinations” (AASB 3)
Our current accounting policy is to amortise goodwill over the period of expected benefit. Under A-IFRS goodwill acquired in a business combination will no longer be amortised, but instead will be subject to impairment testing at each reporting date, or upon the occurrence of triggers that may indicate a potential impairment. If there is an indication of impairment resulting in an impairment loss, it will be recognised immediately in the statement of financial performance.
Under the transitional arrangements of AASB 1 we have the option of applying AASB 3 prospectively from the transition date to A-IFRS. We have chosen this option rather than to restate all previous business combinations. The impact of AASB 3 and associated transitional arrangements will be as follows:
•	all prior business combination accounting will be frozen as at 1 July 2004; and
•	the value of goodwill will be frozen as at transition date, with any amortisation that has been, or will be, reported under AGAAP subsequent to transition date reversed for A-IFRS restatements.
Comparative information
The prohibition of amortisation of goodwill will have the effect of reducing expenses and therefore improving reported profits, subject to any impairment charges that may be required from time to time. This change in policy under A-IFRS may result in increased volatility of future earnings where impairment losses are incurred. The cumulative effect on the Telstra Group financial position at 30 June 2005 will be to increase intangibles - goodwill by $145 million (Telstra Entity: $4 million). The AGAAP amortisation charge for the Telstra Group for the year ended 30 June 2005 was $145 million (Telstra Entity: $4 million), which will be reversed for A-IFRS purposes.
In addition, the amortisation charge for notional goodwill that has previously been included in the share of net loss from joint venture entities and associated entities will cease. The cumulative effect on the Telstra Group financial position at 30 June 2005 will be to increase investments accounted for using the equity method by $2 million. The AGAAP notional amortisation charge for the Telstra Group for the year ended 30 June 2005 was $2 million and will be reversed for A-IFRS purposes. There is no impact on the Telstra Entity.
The adoption of AASB 3 results in adjustments being recognised for acquisitions completed subsequent to transition date in the 12 months to 30 June 2005. This means that deferred tax balances related to assets and liabilities acquired are to be recognised as part of an acquisition, subsequently resulting in adjusted goodwill balances. The effect on the Telstra Group financial position at 30 June 2005 will be to increase intangibles - goodwill by $68 million and deferred tax liabilities by $68 million. There is no impact on the Telstra Entity.
(c) AASB 112: “Income Taxes” (AASB 112)
On transition to A-IFRS, a new method of accounting for income taxes, known as the “balance sheet approach”, will be adopted, replacing the “income statement approach” currently used by Australian companies. Under the new method we will generally recognise deferred tax balances in the statement of financial position when there is a difference between the carrying value of an asset or liability and its tax base.
The identified tax adjustments to Telstra Group deferred tax liabilities that arise on transition to other A-IFRS standards, comprise an increase of $137 million associated with the pension asset as detailed in note 1.4 (e), and a decrease of $138 million for the tax effect of the transitional adjustment relating to borrowing costs as detailed in note 1.4 (g). Opening retained earnings increase by $1 million as a result of these entries.
The identified tax adjustments to Telstra Entity deferred tax liabilities that arise on transition to other A-IFRS standards, comprise an increase of $135 million associated with the pension asset as detailed in note 1.4 (e), and a decrease of $129 million for the tax effect of the transitional adjustment relating to borrowing costs as detailed in note 1.4 (g). Opening retained earnings decrease by $6 million as a result of these entries.
In addition, a net transitional increase to Telstra Group deferred tax liabilities of $234 million will arise from the change in method of accounting for income taxes from an income statement approach to a balance sheet approach, for items not previously required to be recognised. For the Telstra Group, this comprises $93 million for the tax effect of fair value adjustments on entities acquired by us and tax base differences on buildings of $169 million, partially offset by tax losses of $28 million. Opening retained earnings decrease by $202 million, and the asset revaluation reserve reduces by $32 million to a balance of nil, as a result of these entries.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
1. Summary of accounting policies (continued)
1.4 Adoption of International Financial Reporting Standards (continued)
(c) AASB 112: “Income Taxes” (AASB 112) (continued)
In June 2005, the Urgent Issues Group released UIG 1052: “Tax Consolidation Accounting”. This interpretation does not result in a change to reporting by the Telstra Group, but will impact on reporting for the Telstra Entity. The interpretation must be applied for the year ending 30 June 2006. Due to the timing of this release, it has not been possible to ascertain the impact on the Telstra Entity. As a result, the net transitional adjustment that will arise from the change in method of accounting for income taxes from an income statement approach to a balance sheet approach has not been finalised for the Telstra Entity.
The tax consequences of some aspects of the adoption of A-IFRS are still unclear. The Australian Taxation Office has established a national tax liaison group IFRS sub-committee to identify, calculate and manage the consequences arising from IFRS adoption. There are also some technical aspects of AASB 112 that are the subject of further clarification as to how they will apply to us. Finalisation of these matters could give rise to further transitional adjustments from the adoption of AASB 112.
We have not recognised a deferred tax liability in relation to indefinite lived intangibles as we do not believe that this asset balance gives rise to a future tax consequence. The AASB has referred this matter to the International Financial Reporting Interpretations Committee, who has added this to their August 2005 agenda for consideration. The IFRIC interpretation of this issue could increase the transitional deferred tax liability adjustment by $135 million in the event that our interpretation is not supported. Subsequent to transition date another indefinite lived intangible has been acquired. Resolution of this issue could give rise to an increase in intangibles - goodwill by $2 million and deferred tax liabilities by $2 million.
Comparative information
The likely impact on the Telstra Group and Telstra Entity financial position at 30 June 2005, and for the financial performance for the year then ended, has not currently been determined.
(d) AASB 116: “Property, Plant and Equipment” (AASB 116)
Under A-IFRS, we will deem the carrying value of our property, plant and equipment to be cost from the date of transition.
Comparative information
On 6 December 2004, we acquired a 50% interest in the 3G Radio Access Network (RAN) assets of Hutchison 3G Australia Pty Ltd (H3GA) for $450 million, payable over 2 years. Due to the deferred payment terms, under current AGAAP our property, plant and equipment balance increased by $428 million, representing the present value of the purchase price calculated using our incremental borrowing rate. AASB 116 requires that a discount rate specific to the asset be used, rather than our incremental borrowing rate.
Under AGAAP, the release of interest associated with the unwinding of the present value discount is being capitalised as part of property, plant and equipment until the assets are installed ready for use. Under A-IFRS the release of interest will be expensed as incurred.
For the Telstra Group, this change in the discount rate and capitalisation of interest will result in a decrease in our property, plant and equipment of $38 million, decrease in current and non current deferred liabilities of $10 million, and decrease in deferred tax liability of $12 million as at 30 June 2005. Interest expense of the Telstra Group for the year ended 30 June 2005 will increase by $28 million, and income tax expense will decrease by $12 million. There will be no impact on the Telstra Entity.
(e) AASB 119: “Employee Benefits” (AASB 119)
Under current AGAAP, we do not recognise an asset or liability in our statement of financial position for the net position of the defined benefit schemes we sponsor in Australia and Hong Kong.
On adoption of A-IFRS, AASB 119 requires us to recognise the net position of each scheme as a transitional adjustment in the statement of financial position, with a corresponding entry to retained profits. The transitional adjustment is based on an actuarial valuation of each scheme at transition date determined in accordance with AASB 119. This Telstra Group adjustment will result in a $537 million defined benefit pension asset, an increase to opening retained profits of $400 million, and a $137 million increase to the deferred tax liability, as detailed in note 1.4 (c). The Telstra Entity adjustment will result in a $528 million defined benefit pension asset, an increase to opening retained profits of $393 million, and a $135 million increase to the deferred tax liability.
We have elected to early adopt the revised AASB 119. This revised version permits a number of options for recognising actuarial gains and losses on an ongoing basis. We have elected to apply the option to recognise actuarial gains and losses directly in retained profits. Other components of pension costs will be recognised in the statement of financial performance.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
1. Summary of accounting policies (continued)
1.4 Adoption of International Financial Reporting Standards (continued)
(e) AASB 119: “Employee Benefits” (AASB 119) (continued)
Comparative information
The cumulative effect on the Telstra Group financial position at 30 June 2005 will be to increase the defined benefit pension asset by $247 million, increase property, plant and equipment by $24 million, representing the capitalised portion of the additional labour cost, increase deferred tax liabilities by $63 million, and decrease retained earnings for actuarial losses by $67 million. Telstra Group labour expense will increase by $174 million, depreciation expense will increase by $2 million, and income tax expense will decrease by $51 million for the year ended 30 June 2005.
The cumulative effect on the Telstra Entity financial position at 30 June 2005 will be to increase the defined benefit pension asset by $241 million, increase property, plant and equipment by $24 million, increase deferred tax liabilities by $61 million, and decrease retained earnings for actuarial losses by $64 million. Telstra Entity labour expense will increase by $175 million, depreciation expense will increase by $2 million, and income tax expense will decrease by $52 million for the year ended 30 June 2005.
(f) AASB 121: “The Effects of Changes in Foreign Exchange Rates” (AASB 121)
The Telstra Group transitional adjustments to reset the goodwill and fair value adjustments of foreign controlled entities will result in a decrease to the foreign currency translation reserve (FCTR) of $297 million, corresponding with an increase to property, plant and equipment of $3 million, an increase of $14 million to intangible assets and a decrease in goodwill of $314 million. The FCTR will be reset to nil following these adjustments.
On an ongoing basis, AASB 121 requires goodwill and fair value adjustments arising on the acquisition of a foreign controlled entity to be expressed in the functional currency of the foreign operation. In conjunction with the transitional adjustments, this may result in additional fluctuations in our FCTR on an ongoing basis.
Under the transitional rules of AASB 1 we will be taking advantage of an exemption that permits the resetting of the FCTR to nil as at the date of transition to A-IFRS. The A-IFRS FCTR balance prior to reset is $343 million. The decision to reset will give rise to a decrease to opening retained profits of this amount. There will be no adjustment related to the Telstra Entity.
Translation differences in relation to our foreign controlled entities subsequent to transition to A-IFRS will continue to be recorded in the FCTR. The gain or loss on a future disposal of a foreign controlled entity will exclude the translation differences that arose before the date of transition to A-IFRS and the resetting of the FCTR.
Under the transitional rules of AASB 1 we will be taking advantage of an exemption that permits goodwill and fair value adjustments related to foreign controlled entities to be reset to the functional currency of the foreign operations at the original date of acquisition. The financial impact of restating goodwill and fair value adjustments not denominated in functional currencies of that entity are primarily attributable to our investments in the Telstra CSL Group (HKCSL) and TelstraClear Limited (TelstraClear).
Comparative information
The cumulative effect on the Telstra Group financial position at 30 June 2005 will be to decrease intangibles - goodwill by $447 million, increase intangibles - other by $11 million, increase property, plant and equipment by $3 million and decrease FCTR by $90 million. The impact on financial performance for the year ended 30 June 2005 will be insignificant. In addition, there will be no adjustment related to the Telstra Entity.
(g) AASB 123: “Borrowing Costs”
In accordance with AGAAP, we capitalise borrowing costs incurred in respect of internally constructed property, plant and equipment and software assets that meet the criteria of qualifying assets. The benchmark treatment required under A-IFRS is to expense borrowing costs. AASB 123 does however permit the alternative treatment of capitalising these costs where they relate to qualifying assets. We have elected to change our policy in line with the benchmark treatment and expense our borrowing costs.
On transition to A-IFRS we will transfer the unamortised capitalised borrowing costs included in property, plant and equipment and software assets to retained profits. This will give rise to a reduction in Telstra Group property, plant and equipment of $396 million, a reduction in software assets of $63 million, a decrease to opening retained profits of $321 million and a $138 million decrease to deferred tax liabilities.
In relation to the Telstra Entity, this will give rise to a reduction in property, plant and equipment of $368 million, a reduction in software assets of $63 million, a decrease to opening retained profits of $302 million and a $129 million decrease to deferred tax liabilities. This election will have the impact of reducing depreciation and increasing our interest expense in subsequent reporting periods.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
1. Summary of accounting policies (continued)
1.4 Adoption of International Financial Reporting Standards (continued)
(g) AASB 123: “Borrowing Costs” (AASB 123) (continued)
Comparative information
The cumulative effect on the Telstra Group financial position at 30 June 2005 will be to decrease property, plant and equipment by $399 million, reduce software assets by $57 million, and increase deferred tax liabilities by $138 million. Telstra Group depreciation expense will decrease by $93 million and borrowing costs will increase by $90 million for the year ended 30 June 2005.
The cumulative effect on the Telstra Entity financial position at 30 June 2005 will be to decrease property, plant and equipment by $374 million, a reduction in software assets of $57 million and increase deferred tax liabilities by $129 million. Telstra Entity depreciation expense will decrease by $90 million, and borrowing costs will increase by $90 million for the year ended 30 June 2005.
(h) AASB 128: “Investments in Associates” (AASB 128) and AASB 131: “Interests in Joint Ventures” (AASB 131)
AASB 128/131 requires amounts that are in substance part of the net investment in associates or joint venture entities to be accounted for as part of the carrying value of the investment for the purposes of equity accounting the results of the associate or joint venture entity. Accordingly, we have reclassified amounts that are not currently recorded in the carrying value of our investment in associates or joint venture entities to now be treated as an extension of our equity investment. This treatment gives rise to the continuation of equity accounting of our share of the operating losses in respect of those associates and joint venture entities that are incurring losses and have balances as described above.
On transition to AASB 128/131, there will be a decrease to Telstra Group non current receivables of $208 million representing a capacity prepayment with our joint venture entity Reach Ltd (Reach). This non current asset will be deemed to be an extension of our investment in Reach under A-IFRS. This will result in equity accounting being reinstated against the capacity prepayment as part of the transition to A-IFRS. The increase in our deemed investment balance in Reach will, however, be absorbed by the carried forward losses in Reach not previously recognised. The impact of this change on the Telstra Group will be to decrease opening retained profits by $348 million for our share of the accumulated losses, offset by an increase of $140 million to the FCTR for the translation differences on our investment in Reach. The FCTR attributable to Reach will be reset to nil as detailed in the adjustment outlined in note 1.4 (f). There will be no adjustment related to the Telstra Entity.
During the 2005 fiscal year we swapped our capacity prepayment with Reach for an Indefeasible Right of Use (IRU). This IRU is recorded as a deferred expense under AGAAP and is being amortised over the term of the IRU being 15 years. Refer to note 14 for further information. Under A-IFRS, this IRU will be deemed to be an extension of our investment in Reach, similar to the capacity prepayment. As such, we will continue to record the equity accounted losses in Reach against this IRU in the Telstra Group.
Comparative information
The cumulative effect on the Telstra Group financial position at 30 June 2005 will be to decrease intangibles - other by $216 million. The Telstra Group share of net profit from joint venture entities and associated entities will reduce by $14 million, amortisation expense will decrease by $3 million, interest revenue will decrease by $18 million and exchange losses will decrease by $21 million for the year ended 30 June 2005. There will be no adjustment related to the Telstra Entity.
(i) AASB 136: “Impairment of Assets” (AASB 136)
Our current accounting policy under AGAAP is to assess our current and non current assets for impairment by determining the recoverable amount of those assets. We then write down the value of the non current asset where the carrying amount exceeds recoverable amount. Current AGAAP enables us to assess recoverable amount for a group of non current assets where those assets are considered to work together as one.
On adoption of AASB 136, impairment of assets will be assessed on the basis of individual cash generating units. We have assessed our Australian telecommunications network to be a single cash generating unit for the purpose of this standard. This approach has been adopted as we consider that, in the generation of our revenue streams, the delivery of our end products or services is heavily reliant on the use of one core of commonly shared communication assets, encompassing the customer access network and the core network. This ubiquitous network carries all our telecommunications traffic throughout Australia.
Under current AGAAP, we assess recoverable amount on this same ubiquitous network basis, and as a result, there will be no initial adjustments to the value of our assets under A-IFRS.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
1. Summary of accounting policies (continued)
1.4 Adoption of International Financial Reporting Standards (continued)
(i) AASB 136: “Impairment of Assets” (AASB 136) (continued)
Each of our controlled entities, joint venture entities and associated entities have also been assessed, and generally each significant entity will have at least one separate cash generating unit in their own right. Under current AGAAP, we generally assess recoverable amount on a similar basis, and there is not expected to be an initial adjustment to the value of our assets. In accordance with AASB 1, the carrying amount of goodwill at transition date has been tested for impairment and no initial impairment losses are to be recognised on transition to A-IFRS.
(j) AASB 138: “Intangible Assets” (AASB 138)
As part of the IFRS project, intangibles recognised under AGAAP, including software assets developed for internal use and deferred expenditure, were reviewed to confirm that the criteria in AASB 138 have been met. Software assets developed for internal use, net deferred mobile phone handset subsidies and other deferred expenditure will be reclassified from other current and non current assets to intangible assets on transition to AASB 138. This reclassification adjustment for the Telstra Group amounts to $2,817 million (Telstra Entity: $2,614 million) as at transition date.
UIG 1042: “Subscriber Acquisition Costs in the Telecommunication Industry”, was released in December 2004 and is applicable to us from 1 July 2005. It requires the costs of telephones provided to subscribers to be excluded from subscriber acquisition costs, with the provision of the telephone being accounted for as a separate sale under AASB 118: “Revenue” (AASB 118). However, neither UIG 1042 nor AASB 118 specifies how to account for the separately identifiable component.
We have previously applied US GAAP to these transactions, which also require the provision of a handset to be accounted for as a separately identifiable component. However, the detailed guidance contained under US GAAP allows us to defer these handset subsidies as the revenue allocated to a subsidised mobile handset is contingent on the delivery of the contracted services. As a result, our current accounting policy is to defer handset subsidies and amortise them over the term of the contract.
We have written to the UIG expressing the view that our handset subsidies do represent our subscriber acquisition costs. As a result we have not adjusted our deferred handset subsidies at transition date. As at transition date, the Telstra Group deferred handset subsidies balance was $264 million (Telstra Entity: $264 million). Resolution of this issue may give rise to an additional transition adjustment, reducing retained earnings by $264 million and could also impact the financial performance and position for the year ended 30 June 2005. At this stage we are yet to quantify the potential impact on the financial performance and position in the 2005 fiscal year.
Comparative information
The cumulative effect on the Telstra Group financial position at 30 June 2005 will be to increase intangibles - other by $3,154 million (Telstra Entity: $2,837 million). There will be no impact on financial performance for the year ended 30 June 2005.
(k) AASB 132: “Financial Instruments: Disclosure and Presentation” (AASB 132) and AASB 139: “Financial Instruments: Recognition and Measurement” (AASB 139)
Under AASB 132/139, our accounting policy will change to recognise our financial instruments in the statement of financial position and to record all derivatives and some financial assets and financial liabilities at fair market value. Those financial assets and financial liabilities which are not at fair value will be carried at cost or amortised cost.
AASB 139 recognises fair value hedge accounting, cash flow hedge accounting and hedges of investments in foreign operations. Fair value hedges are used to hedge against changes in fair values, whereas cash flow hedges are used to hedge against variability in cash flows. Hedge accounting can only be utilised where effectiveness tests are met on both a prospective and retrospective basis. Ineffectiveness outside the prescribed range precludes the use of hedge accounting, which may result in significant volatility in the statement of financial performance.
Our major exposure to interest rate risk and foreign currency risk arises from our foreign currency borrowings. We expect to use a combination of fair value and cash flow hedges to hedge against these risks. Cash flow hedges will hedge foreign exchange risk arising from payments on our foreign currency borrowings. Fair value hedges will hedge exposure to changes in the fair value of foreign borrowings attributable to foreign currency and interest rate risk.
Exposure to foreign currency risk also arises through our ongoing business activities, predominantly where we have purchase or settlement commitments in foreign currencies. Cash flow hedges are used to hedge foreign currency exposures of anticipated foreign currency transactions that are considered to be highly probable.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
1. Summary of accounting policies (continued)
1.4 Adoption of International Financial Reporting Standards (continued)
(k) AASB 132: “Financial Instruments: Disclosure and Presentation” (AASB 132) and AASB 139: “Financial Instruments: Recognition and Measurement” (AASB 139) (continued)
In addition, we hedge our exposure to foreign currency risk as a result of our investments in foreign operations, including our investments in TelstraClear and HKCSL. This risk is created by the translation of the net assets of these entities from their functional currency to Australian dollars.
The use of hedging instruments is governed by the guidelines set by our Board of Directors. These guidelines are currently being reviewed for potential changes from the adoption of A-IFRS.
We are required to comply with AASB 132/139 from 1 July 2005. An exemption is available under AASB 1 such that comparative information does not need to be restated under these standards. We have elected to apply the exemption and accordingly, there will be no impact on the 30 June 2005 financial statements.
However, it is expected that the application of the recognition and measurement criteria of AASB 139 at 1 July 2005 on the Telstra Group financial assets and financial liabilities, including derivatives, will give rise to an increase in borrowings of $220 million, a decrease in net cross currency and interest rate swap liability of $343 million, an increase in reserves of $151 million and a decrease in retained earnings of $31 million. There will also be an increase in forward foreign exchange contract liabilities of $3 million.
It is expected that the application of the recognition and measurement criteria of AASB 139 at 1 July 2005 on the Telstra Entity financial assets and financial liabilities, including derivatives will give rise to an increase in borrowings of $220 million, a decrease in net cross currency and interest rate swap liability of $343 million, an increase in reserves of $154 million and a decrease in retained earnings of $31 million.
The gains and losses on hedging instruments that arise from the use of fair value hedges will be recognised in the statement of financial performance and increase volatility in reported profits. The increase in volatility of reported profits will include some ineffectiveness arising from the application of hedge accounting. The gains and losses on hedging instruments that arise from the use of cash flow hedges, to the extent they are considered effective, will be deferred to equity until the hedged item is recognised in the statement of financial performance. This will create some volatility in equity reserve balances. Gains and losses on hedging instruments used in hedges of net investments in foreign operations will be recognised in the foreign currency translation reserve in equity.
Under existing AGAAP, the gain or loss arising from our hedge activities is treated consistently with the gain or loss arising on the original hedged transaction or balance. This results in the majority of movements being recognised in the statement of financial performance, with the majority of hedging activities of net investments in foreign operations taken to the FCTR.
In addition to the above, AASB 139 requires that we recognise certain embedded derivatives that exist within contracts to which we are a party. Based on the work- in- progress of our IFRS project team we are not aware of any significant embedded derivatives that require separate measurement and reporting as at the transition date of 1 July 2005. This may be subject to change following finalisation of our review of all our contracts as at the transition date.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
1. Summary of accounting policies (continued)
1.4 Adoption of International Financial Reporting Standards (continued)
(l) Summary of transitional adjustments
The following provides a summary of the known estimable transitional adjustments from AGAAP to A-IFRS for the Telstra Group as at 1 July 2004, based on the A-IFRS’s as currently issued and interpreted.
The transitional impacts disclosed below do not include any adjustments from applying AASB 132/139, on the basis that these standards are to be applied prospectively, with the transition only required to be recognised at 1 July 2005. Refer to note 1.4 (k) for further information.
Any transitional adjustments identified are based on the work-in-progress of our IFRS project team and our best judgements at reporting date and may be subject to change.
There are certain items that still require resolution. We have not recognised a deferred tax liability in relation to indefinite lived intangibles or determined the impact on the Telstra Entity of UIG 1052: “Tax Consolidation Accounting” as detailed in note 1.4 (c). Also, in respect of UIG 1042 “Subscriber Acquisition Costs in the Telecommunications Industry”, we have not changed the accounting for mobile phone handset subsidies as detailed in note 1.4 (j).

	Telstra Group

			1 July 2004
			Effect of transition to A-IFRS		Australian
			Presentation	Accounting	equivalent
		AGAAP	adjustments	adjustments	of IFRS
	Note	$m	$m	$m	$m

Current assets
Cash and cash equivalents	1.4(a)	687	—	3	690
Trade and other receivables	1.4 (a)	3,608	(24)	—	3,584
Inventories		229	—	—	229
Other assets	1.4 (j)	803	(491)	—	312

Total current assets		5,327	(515)	3	4,815

Non current assets
Trade and other receivables	1.4 (a),(h)	740	(150)	(273)	317
Inventories		10	—	—	10
Investments — accounted for using the equity method		40	—	—	40
Investments — available for sale		80	—	—	80
Property, plant and equipment	1.4 (f),(g)	22,863	—	(393)	22,470
Intangibles — goodwill	1.4 (f)	2,104	—	(314)	1,790
Intangibles — other	1.4 (f),(j)	1,501	2,817	(49)	4,269
Defined benefit pension asset	1.4 (e)	—	—	537	537
Other assets	1.4 (g),(j)	2,328	(2,326)	—	2

Total non current assets		29,666	341	(492)	29,515

Total assets		34,993	(174)	(489)	34,330

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
1. Summary of accounting policies (continued)
1.4 Adoption of International Financial Reporting Standards (continued)
(l) Summary of transitional adjustments (continued)

			Telstra Group
			1 July 2004
			Effect of transition to A-IFRS		Australian
			Presentation	Accounting	equivalent
		AGAAP	adjustments	adjustments	of IFRS
	Note	$m	$m	$m	$m

Current liabilities
Trade and other payables		2,338	—	—	2,338
Borrowings		3,246	—	—	3,246
Current tax payable		539	—	—	539
Provisions		358	—	—	358
Revenue received in advance		1,095	—	—	1,095

Total current liabilities		7,576	—	—	7,576

Non current liabilities
Trade and other payables		49	—	—	49
Borrowings		9,014	—	—	9,014
Deferred tax liabilities	1.4 (c),(e),(g)	1,807	—	233	2,040
Provisions		778	—	—	778
Revenue received in advance		408	—	—	408

Total non current liabilities		12,056	—	233	12,289

Total liabilities		19,632	—	233	19,865

Net assets		15,361	(174)	(722)	14,465

Shareholders, equity
Telstra Entity
Share capital		6,073	(174)	(113)	5,786
Reserves		(105)	—	154	49
Retained profits		9,391	—	(763)	8,628

Equity available to Telstra Entity shareholders		15,359	(174)	(722)	14,463

Minority interests		2	—	—	2

Total shareholders, equity		15,361	(174)	(722)	14,465

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
1. Summary of accounting policies (continued)
1.4 Adoption of International Financial Reporting Standards (continued)
(m) Statement of changes in shareholders, equity
The following statement of changes in shareholders’ equity provides a summary of the known estimable transitional adjustments from AGAAP to A-IFRS for the Telstra Group as at 1 July 2004, based on the A-IFRS’s as currently issued and interpreted. The transitional impacts disclosed below do not include any adjustments from applying AASB 132/139, on the basis that these standards are to be applied prospectively, with the transition only required to be recognised at 1 July 2005. Refer to note 1.4 (k) for further information.
Any transitional adjustments identified are based on the work-in-progress of our IFRS project team and our best judgements at reporting date, and may be subject to change.
There are certain items that still require resolution. We have not recognised a deferred tax liability in relation to indefinite lived intangibles as detailed in note 1.4 (c). Also, in respect of UIG 1042 “Subscriber Acquisition Costs in the Telecommunications Industry”, we have not changed the accounting for mobile phone handset subsidies as detailed in note 1.4 (j).

	Telstra Group
			Share	Reserves
			capital/		Foreign		Consoli-		Outside
			Contributed	Asset	currency		dation	Retained	equity
			equity	revaluation	translation	General	fair value	profits	interests	Total
	Note		$m	$m	$m	$m	$m	$m	$m	$m

Balance at 1 July 2004 under AGAAP			6,073	32	(186)	5	44	9,391	2	15,361

Share loans to employees	1.4	(a)	(174)	—	—	—	—	—	—	(174)
Shares held by employee share plan trusts	1.4	(a)	(117)	—	—	—	—	—	—	(117)
Services received under employee share plans	1.4	(a)	4	—	—	—	—	(4)	—	—
Share-based payments	1.4	(a)	—	—	—	—	—	55	—	55
Carrying value differences from the tax base	1.4	(c)	—	(32)	—	—	—	(202)	—	(234)
Net defined benefit pension asset	1.4	(e)	—	—	—	—	—	400	—	400
Retranslation of overseas goodwill balances	1.4	(f)	—	—	(297)	—	—	—	—	(297)
Resetting the foreign currency translation reserve to zero	1.4	(f)	—	—	343	—	—	(343)	—	—
Expensing of borrowing costs previously capitalised	1.4	(g)	—	—	—	—	—	(321)	—	(321)
Equity accounting for Reach Ltd	1.4	(h)	—	—	140	—	—	(348)	—	(208)

Balance at 1 July 2004 under A-IFRS for known estimable transitional adjustments			5,786	—	—	5	44	8,628	2	14,465

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
1. Summary of accounting policies (continued)
1.5 Principles of consolidation
Our consolidated financial report includes the assets and liabilities of the Telstra Entity and its controlled entities as a whole as at the end of the financial year and the consolidated results and cash flows for the financial year. The effect of all intergroup transactions and balances are eliminated in full from our consolidated financial report.
Where we do not control an entity for the whole year, results and cash flows for those entities are only included from the date on which control commences, or up until the date on which there is a loss of control.
Our consolidated retained profits include controlled entities’ retained profits/accumulated losses from the time they became a controlled entity until control ceases. Outside equity interests in the results and equity of controlled entities are shown separately in our consolidated statement of financial performance and consolidated statement of financial position.
The financial statements of controlled entities are prepared for the same reporting period as the Telstra Entity, using consistent accounting policies. Adjustments are made to align dissimilar accounting policies or accounting periods.
An entity is considered to be a controlled entity where we are able to dominate decision making, directly or indirectly, relating to the financial and operating policies of that entity to enable it to operate with us in achieving our objectives. Our controlled entities are listed in note 23.
Investments in other types of entities, including associated entities and joint ventures, are accounted for as set out in note 1.11.
1.6 Foreign currency translation
(a) Transactions
Foreign currency transactions are converted into Australian currency at market exchange rates applicable at the date of the transactions. Amounts payable or receivable in foreign currencies at balance date are converted into Australian currency at market exchange rates at balance date. Any currency translation gains and losses that arise are included in our net profit or loss for the year. Where we enter into a hedge for a specific expenditure commitment or for the construction of a qualifying asset, currency translation gains and losses and hedging costs on forward foreign currency contracts are deferred and included with the expenditure commitment or cost of the asset.
Where we enter into a hedge for general expenditure commitments or for the construction of a non-qualifying asset, currency translation gains and losses are recorded in the statement of financial performance in the same period as the currency translation differences on the underlying transaction being hedged. Costs of such contracts are amortised over the life of the hedge contract.
Premiums and discounts on forward foreign currency contracts arising at the time of entering into the hedge are deferred and amortised over the life of the contract and included in borrowing costs.
(b) Translation of financial reports of foreign operations
Non-Australian entities that operate on their own (“self-sustaining” entities)
Where our non-Australian operations operate independently of us both financially and operationally, we translate their financial reports to Australian dollars using the current rate method of accounting.
Under this method:
•	assets and liabilities are translated into Australian dollars using market exchange rates at balance date;

•	shareholders’ equity at the date of investment is translated into Australian dollars at the exchange rate current at that date. Movements post-acquisition (other than retained profits/ accumulated losses) are translated at the exchange rates current at the dates of those movements;

•	statements of financial performance are translated into Australian dollars at average exchange rates for the year, unless there are significant identifiable transactions, which are translated at the exchange rate that existed on the date of the transaction; and

•	currency translation gains and losses are recorded in the foreign currency translation reserve.
Exchange differences relating to foreign currency monetary items forming part of the net investment in a self sustaining foreign entity, together with hedges of such monetary items and related tax effects, are eliminated against the foreign currency translation reserve on consolidation of the foreign entity’s financial report.
Upon disposal or partial disposal of a self sustaining entity, the balance of the foreign currency translation reserve relating to the entity, or the part disposed of, is transferred to retained profits.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
1. Summary of accounting policies (continued)
1.6 Foreign currency translation (continued)
Non-Australian entities that operate with us (“integrated” entities)
Where our non-Australian operations, either directly or indirectly, rely on us financially and operationally, we translate their financial reports to Australian dollars using a method known as the temporal method of accounting.
Under this method:
•	monetary statement of financial position items, such as cash and receivables, are translated into Australian dollars using market exchange rates at balance date;

•	non monetary statement of financial position items (including equity at the date of investment) are translated at market exchange rates applicable at the date of the transactions (or at the date of revaluation);

•	statements of financial performance are translated into Australian dollars at average exchange rates for the year, unless there are significant identifiable transactions, which are translated at the exchange rate that existed on the date of the transaction; and

•	currency translation gains and losses are recorded in the statement of financial performance.
1.7 Cash and cash equivalents (note 8)
Cash includes cash at bank and on hand, bank deposits, bills of exchange and commercial paper with an original maturity date not greater than three months.
Bank deposits are recorded at amounts to be received and interest revenue is recognised on an effective yield to maturity basis.
Bills of exchange and commercial paper are valued at amortised cost with interest revenue recognised on an effective yield to maturity basis.
The statement of cash flows discloses cash net of outstanding bank overdrafts.
1.8 Receivables (note 9)
Trade debtors are recorded at amounts to be received. A provision for doubtful debts is raised based on a review of outstanding amounts at balance date. Bad debts specifically provided for in previous years are recorded against the provision for doubtful debts (the provision is reduced). In all other cases, bad debts are written off as an expense directly in the statement of financial performance.
Bills of exchange and commercial paper with a maturity date that is greater than three months are valued at amortised cost with interest revenue recognised on an effective yield to maturity basis.
Receivables from related parties are recognised and carried at the nominal amount due. Interest is taken up as income on an accrual basis.
Employee share loans are carried at the amount advanced to each employee, less after tax dividend repayments and loan repayments that have occurred. The outstanding principal on these loans is mainly interest free. The current portion of the loan receivable is calculated using estimated loan repayments expected to be received from tax adjusted dividend payments and estimated loan repayments as a result of staff exiting the employee share plans, described in note 19.
1.9 Inventories (note 10)
Our finished goods include goods available for sale and material and spare parts to be used in constructing and maintaining the telecommunications network. We value inventories at the lower of cost and net realisable value.
We allocate cost to the majority of inventory items on hand at balance date using the weighted average cost basis. For the remaining quantities on hand, actual cost is used.
Current inventories are inventory items held for resale or items to be consumed into the telecommunications network within one year.
Non current inventories are items which will be consumed into the telecommunications network after one year.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
1. Summary of accounting policies (continued)
1.10 Construction contracts (note 10)
(a) Valuation
We record construction contracts in progress at cost (net of any provision for foreseeable losses) less progress billings where profits are yet to be recognised.
Cost includes:
•	both variable and fixed costs directly related to specific contracts;

•	amounts which can be allocated to contract activity in general and which can be allocated to specific contracts on a reasonable basis; and

•	costs expected to be incurred under penalty clauses, warranty provisions and other variances directly related to the contract.
Where a significant loss is estimated to be made on completion, a provision for foreseeable losses is brought to account and recorded against the gross amount of construction work in progress.
(b) Recognition of profit
Profit is recognised on an individual project basis using the percentage of completion method. The percentage of completion is calculated based on estimated costs of completion (refer to note 1.21(d)).
Profits are recognised when:
•	the stage of contract completion can be reliably determined;

•	costs to date can be clearly identified; and

•	total contract revenues to be received and costs to complete can be reliably estimated.
(c) Disclosure
The construction work in progress balance is recorded in current inventories after deducting progress billings (refer to note 10). Where progress billings exceed the balance of construction work in progress the net amount is shown as a current liability within other creditors.
1.11 Investments (note 11)
(a) Controlled entities
Our investments in controlled entities are valued at cost less any amount provided for reduction in the investment value.
(b) Joint venture entities and associated entities
Joint venture entities
A joint venture entity is a contractual arrangement (in the form of an entity) whereby two or more parties take on an economic activity which is governed by joint control. Joint control involves the contractually agreed sharing of control over an entity where two or more parties must consent to all major decisions. Our interests in joint venture entities that are:
•	partnerships are accounted for using the equity method of accounting in the Telstra Group and Telstra Entity financial statements; and

•	not partnerships are accounted for using the equity method of accounting in the Telstra Group financial statements and the cost method in the Telstra Entity financial statements.
Our policy for accounting for joint venture entities is otherwise consistent with that detailed for our associated entities below.
Associated entities
Where we hold an interest in the equity of an entity and we are able to apply significant influence to the decisions of the entity, that entity is an associated entity. Associated entities are accounted for using the equity method of accounting in the Telstra Group financial statements and the cost method in the Telstra Entity financial statements.
Under the equity method of accounting we adjust the initial recorded amount of the investment for our share of:
•	net profits or losses after tax since the date of investment;

•	reserve movements since the date of investment;

•	unrealised profits or losses;

•	notional goodwill amortisation;

•	dividends or distributions received; and

•	deferred profit brought to account.
Our share of all of these items, apart from dividends or distributions received and reserves, is recorded in the statement of financial performance.
Notional goodwill on acquisition of an interest in a joint venture entity or associated entity is amortised over the expected period of benefit, limited to a maximum of 20 years from the date of acquisition.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
1. Summary of accounting policies (continued)
1.11 Investments (note 11) (continued)
This amortisation is recorded in the share of net profits or losses of joint venture entities and associated entities line in the statement of financial performance.
Where we contribute or sell businesses or assets to a joint venture entity or associate in which we retain an ownership interest, a portion of the profit arising on contribution or sale is deferred. The amount deferred is determined with reference to our ownership percentage in the joint venture entity or associated entity. The deferred amount is released to the statement of financial performance through the equity accounted results over a period consistent with the utilisation of the underlying assets.
We also assess the recoverable amount of our equity accounted investments at each reporting date to ensure the equity accounted carrying amount does not exceed the recoverable amount. Where the equity accounted amount of an investment has been reduced to recoverable amount, we only reverse reductions to the extent the new recoverable amount at balance date exceeds the carrying amount at that date.
Where the equity accounted amount of our investment in an entity falls below zero, we suspend the equity method of accounting and record the investment at zero. When this occurs, the equity method of accounting does not recommence until our share of profits and reserves exceeds the cumulative prior year share of losses and reserve reductions.
(c) Joint venture operations
A joint venture operation means a contractual arrangement (that is not a joint venture entity) whereby two or more parties undertake an economic activity that is governed by joint control. This usually involves the shared use of assets. Joint control involves the contractually agreed sharing of control where two or more parties must consent to all major decisions. Where the investment is significant, we record assets and liabilities relating to our share of each asset and liability used in the joint venture operation. We record expenses based on our percentage ownership interest in the joint venture. We record revenue from the sale or use of our share of the output as described in our revenue policy (refer to note 1.21).
With regard to our 3GIS partnership, we jointly design and construct third generation radio access network (RAN) assets with our joint venture partner. The structure of the agreements is that of an asset sharing arrangement, whereby we jointly retain the majority of the risks and rewards of ownership of these constructed assets. As a result, we recognise our share of the RAN assets within property, plant and equipment in our consolidated statement of financial position. Expenses incurred by the partnership are on-charged to the partners in equal proportion.
(d) Listed securities and investments in other corporations
Listed securities (other than equity accounted investments) and investments in other corporations are valued at cost less any amount provided for permanent reduction in their value.
We determine whether there is a need for a provision for reduction in value of our investments on the following bases:
•	for listed securities traded in an organised financial market we use the current quoted market bid price at balance date; and

•	for investments in unlisted securities not traded in an organised financial market, fair value is determined by reference to the net assets of the unlisted security.
1.12 Recoverable amount of non current assets
Non current assets measured using the cost basis are written down to recoverable amount where their carrying value exceeds this recoverable amount.
The recoverable amount of an asset is the net amount expected to be recovered through the cash inflows and outflows arising from its continued use and subsequent disposal. Where net cash inflows are derived from a group of assets working together, recoverable amount is determined on the basis of the relevant group of assets. We recognise any decrement in the carrying value as an expense in the statement of financial performance in the reporting period in which the recoverable amount write down occurs.
The expected net cash flows included in determining recoverable amounts of non current assets are discounted to their present values using a market determined, risk adjusted, discount rate.
1.13 Property, plant and equipment (note 12)
(a) Acquisition
Items of property, plant and equipment are recorded at cost and depreciated as described in note 1.13(c). The cost of our constructed property, plant and equipment includes:
•	the cost of material and direct labour;

•	an appropriate proportion of direct and indirect overheads; and

•	borrowing costs up to the date the asset is installed ready for use.
Our weighted average capitalisation interest rate for borrowing costs for fiscal 2005 was 7.3% (2004: 7.7%; 2003: 7.5%). Interest revenue is not deducted in the calculation of borrowing costs included in the cost of constructed assets when those borrowings are not for a specific asset.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
1. Summary of accounting policies (continued)
1.13 Property, plant and equipment (note 12) (continued)
(b) Revaluation
We obtain valuations of all our land and buildings at least once every three years, or more frequently if necessary, in accordance with the note disclosure requirements in AASB 1040: “Statement of Financial Position”. It is our policy to apply the cost basis of recording property plant and equipment. Any notional increase in book value as a result of the triennial valuation will therefore be disclosed in a note to the financial statements but not booked (refer to note 12).
It is our policy to hold all of our property, plant and equipment at cost. We have elected to deem all our revalued property, plant and equipment carrying amounts as at 30 June 2000 to be their cost going forward as allowed by the relevant accounting standards. This means that the asset revaluation reserve for the Telstra Group of $32 million was fixed as at 1 July 2000 and writedowns of previously revalued assets will no longer be made through the asset revaluation reserve.
We reduce the value of our property, plant and equipment to its recoverable amount where our carrying amount is greater than recoverable amount. Any writedown of this type is immediately charged to the statement of financial performance.
The profit or loss on disposal of assets written down to recoverable amount is calculated as the difference between the carrying amount of the asset at the time of disposal, and the revenue received on disposal. This is included in the statement of financial performance in the year of disposal.
The effect of capital gains tax has not been taken into account in calculating the valuation amounts of property, plant and equipment.
(c) Depreciation
Items of property, plant and equipment, including buildings and leasehold property, but excluding freehold land, are depreciated on a straight line basis over their estimated service lives. We start depreciating assets when they are installed and ready for use.
The service lives of our significant items of property, plant and equipment are listed as follows:

Telstra Group
As at 30 June
	2005	2004
	Service life	Service life
Property, plant and equipment	(years)	(years)

Buildings — building shell	55	55
— general purpose	8 - 40	8 - 40
— fitout	10 - 20	10 - 20

Communication assets
Buildings — building shell	55	55
— network	8 - 40	8 - 40
— fitout	10 - 20	10 - 20
Customer premises equipment	3 - 8	3 - 8
Transmission equipment	3 - 25	3 - 25
Switching equipment	1 - 10	1 - 10
Cables	8 - 25	8 - 25
Ducts and pipes — main cables	40	40
— distribution	30	30
Other communications plant	3 - 16	3 - 16

Other assets
Leasehold plant and equipment	3 - 15	7 - 15
Other plant, equipment and motor vehicles	3 - 15	3 - 15

The service lives and residual values (where applicable) of all assets are reviewed each year. As part of that review asset lives are reassessed. Certain asset lives are extended and other asset lives are reduced. The net effect of the reassessment for fiscal 2005 was a decrease in our depreciation expense of $60 million (2004: $30 million decrease; 2003: $94 million decrease). Any reassessment in a particular year will affect the depreciation expense (either increasing or decreasing) through to the end of the reassessed useful life for both that current year and future years.
We account for our assets individually where it is practical and feasible and in line with commercial practice. Where it is not practical and feasible, we account for assets in groups. This is the case for certain communication assets. Group assets are automatically removed from our financial statements on reaching the group life. Therefore, any individual asset may be physically retired before or after the group life is attained.
Our major repairs and maintenance expenses relate to maintaining our exchange equipment and the customer access network (CAN). We charge the cost of repairs and maintenance, including the cost of replacing minor items, which are not substantial improvements, to operating expenses.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
1. Summary of accounting policies (continued)
1.14 Leased plant and equipment (note 12)
We account for leases in accordance with AASB 1008: “Leases”. We distinguish finance leases, which effectively transfer substantially all the risks and benefits incidental to ownership of the leased asset from the lessor to the lessee, from operating leases, under which the lessor effectively retains all such risks and benefits.
Where we acquire non current assets by using a finance lease, the present value of future minimum lease payments is disclosed as equipment under finance lease at the beginning of the lease term. Capitalised lease payments are amortised on a straight line basis over the shorter of the lease term or the expected useful life of the assets. A corresponding liability is also established and each lease payment is allocated between the liability and finance charges.
Operating lease payments are charged to the statement of financial performance in the periods in which they are incurred. Operating lease rental expense is disclosed in note 3.
Where we lease properties, costs of improvements to these properties are capitalised, and disclosed as leasehold improvements and amortised over the shorter of the useful life of the improvements or the term of the lease.
1.15 Intangible assets (note 13)
Intangible assets are assets that have value but do not have physical substance.
(a) Goodwill
On acquisition of investments, when we pay an amount greater than the fair value of the net identifiable assets of an entity, this excess is recorded as goodwill in the Telstra Group statement of financial position. We calculate the amount of goodwill as at the date of purchasing our ownership interest in the entity.
When we purchase an entity that we will control, the amount of goodwill is recorded in intangible assets. Goodwill is amortised on a straight line basis over the period of expected benefit. This period is subject to a maximum of 20 years from the date of gaining control. The carrying amount of goodwill is reviewed every six months and adjusted to the extent that future benefits are not considered probable. The weighted average goodwill amortisation period for fiscal 2005 was 20 years (2004: 20 years).
We continually assess whether changes have occurred that would require revision of the remaining estimated useful life of goodwill, or whether changes will render the goodwill not recoverable. If such circumstances arise, the recoverable amount of goodwill is determined based on estimates of the discounted value of expected future cash flows of the business. Market interest rates and discount rates are considered when calculating discounted cash flows.
We also calculate goodwill when we acquire joint venture entities and associated entities. However, for these entities the goodwill amount is included as part of the cost of the investment and not shown separately as an intangible asset. The amortisation of this notional goodwill is included in the share of net profit/(loss) of joint venture entities and associated entities line in the statement of financial performance. Refer to note 1.11 for information regarding goodwill for joint venture entities and associated entities.
(b) Identifiable intangible assets
Patents, trademarks, licences, brandnames and customer bases
Our identifiable intangible assets include patents, trademarks and licences (including network and business software and spectrum licences), brandnames and customer bases. Where the costs of such assets have a benefit or relationship to more than one accounting period, these costs are deferred and amortised on a straight line basis over the period of expected benefit.
The average amortisation periods of our identifiable intangible assets are listed as follows:

	Telstra Group
	As at 30 June
	2005	2004
	Expected	Expected
	benefit	benefit
Identifiable intangible assets	(years)	(years)

Patents, trademarks and licences	14	12
Brandnames	20	20
Customer bases	13	13

The recoverable amounts of identifiable intangible assets are reviewed every six months and the carrying amount is adjusted down where it exceeds recoverable amount. Recoverable amount of identifiable intangible assets is determined based on estimates of the discounted value of expected future cash flows to be derived from the use of those assets.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
1. Summary of accounting policies (continued)
1.15 Intangible assets (note 13) (continued)
(b) Identifiable intangible assets (continued)
Mastheads
Mastheads, being the titles of newspapers and magazines, are also considered to be an identifiable intangible asset. Where we acquire an entity that is considered to hold value in their mastheads, we recognise an asset in our statement of financial position at the fair value determined at the date of acquisition.
We do not currently amortise the cost of our mastheads as they have been assessed to have an indefinite useful life. We do not expect a useful life to be determined in the foreseeable future. The status of the useful life and the need to amortise the carrying amount of the mastheads is, however, reassessed every six months.
In addition, an assessment of the recoverable amount of the mastheads is made every six months to ensure this is not less than their carrying amount. The recoverable amount is determined based on the amount expected to be recovered through the cash inflows and outflows arising from the mastheads, discounted to their present value using a market determined, risk adjusted discount rate.
1.16 Other assets (note 14)
(a) Research and development costs
Research costs are recorded as an expense as incurred. Development costs are recorded as an expense as incurred, unless future economic benefits are attainable from the expenditure, in which case they are capitalised. The majority of our research and development costs are incurred in relation to software developed for internal use. Refer to note 1.16 (d) for our policy on software assets developed for internal use.
(b) Deferred mobile handset subsidies
Mobile handsets that are sold as part of service contracts are accounted for as separate transactions. The revenue allocated to a subsidised mobile handset is contingent upon delivery of the contracted services and is therefore recognised over the life of the contract. Similarly, the cost of any associated subsidy is deferred and written off over the contract term.
As a result, the expense is recognised over the life of the contract, consistent with the timing of revenue earned.
(c) Deferred expenditure
Deferred expenditure mainly includes upfront payments for basic access installation and connection fees for in place and new services, loan flotation costs and indefeasible rights of use (IRU).
Significant items of expenditure:
•	are deferred to the extent that they are recoverable from future revenue and will contribute to our future earning capacity; and

•	cannot be deferred if they only relate to revenue which has already been recorded.
We amortise deferred expenditure over the average period in which the related benefits are expected to be realised. This period is a weighted average of 4 years for fiscal 2005 (2004: 4 years). Our IRU is amortised over the contract periods to which it relates, the periods range from 5-22 years. Each year we also review expenditure deferred in previous periods to determine the amount (if any) that is no longer recoverable. The amount of deferred expenditure that is no longer recoverable is immediately written off as an expense in the statement of financial performance.
(d) Software assets developed for internal use
We record direct costs associated with the development of network and business software for internal use as software assets. These amounts are capitalised where project success is regarded as probable.
Costs included in software assets developed for internal use are:
•	external direct costs of materials and services consumed;

•	payroll and direct payroll-related costs for employees (including contractors) directly associated with the project; and

•	borrowing costs incurred while developing the software.
Software assets developed for internal use are amortised on a straight line basis over their useful lives to us. This period is a weighted average of 6 years for fiscal 2005 (2004: 6 years). Amortisation starts as soon as the software is ready for use.
The carrying values of these assets are reviewed regularly at each reporting date, to ensure they are recoverable. Where such costs are no longer considered recoverable, they are immediately written off in the statement of financial performance.
1.17 Payables (note 15)
Accounts payable, including accruals and creditors, are recorded when we are required to make future payments as a result of a purchase of assets or services prior to the end of the financial year.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
1. Summary of accounting policies (continued)
1.18 Interest-bearing liabilities (note 16)
Bills of exchange and commercial paper are recorded as borrowings when issued, at the amount of the net proceeds received. They are carried at amortised cost until the liabilities are fully settled. Interest is recorded as an expense on a yield to maturity basis.
Bank loans are carried at cost.
Telstra bonds are carried at adjusted cost. Adjusted cost is the face value of debt adjusted for any unamortised premium or discount. Interest is calculated on a yield to maturity basis. Bonds repurchased are cancelled against the original liability and any gains or losses are recorded in the statement of financial performance as borrowing costs.
Other loans are also carried at adjusted cost. Discounts and premiums are amortised on a straight line basis over the period to maturity. Interest is calculated on a yield to maturity basis. Our other loans include both Australian dollar loans and foreign currency loans. Amounts denominated in foreign currency are revalued daily. Any exchange gains or losses are taken to the statement of financial performance.
1.19 Provisions (note 17)
Provisions are recognised when the group has:
•	a present legal, equitable or constructive obligation to make a future sacrifice of economic benefits as a result of past transactions or events;

•	it is probable that a future sacrifice of economic benefits will arise;

•	a reliable estimate can be made of the amount of the obligation; and

•	the amount or timing of the future sacrifice of economic benefits to satisfy the present obligation is uncertain.
(a) Employee benefits
We accrue liabilities for employee benefits to wages and salaries, annual leave and other current employee benefits at their nominal amounts. These are calculated on the remuneration rates expected to be current at the date of settlement and include related on-costs.
Employee benefit on-costs, including payroll tax, are recognised and included in employee benefit liabilities and costs when the employee benefits to which they relate are recognised as liabilities.
Telstra Entity employees who have been employed by the Telstra Entity for at least ten years are entitled to long service leave of three months (or more depending on the actual length of employment), which is included in our employee benefits.
We accrue liabilities for other employee benefits not expected to be paid or settled within 12 months of balance date at the present values of future amounts expected to be paid. This is based on projected increases in wage and salary rates over an average of 10 years.
We calculate present values using rates based on government guaranteed securities with similar due dates to our liabilities.
Liabilities for redundancies are recognised when a detailed formal plan for the redundancies has been developed and a valid expectation has been created within those employees affected, that the redundancies will be carried out. The liabilities for redundancies are recognised in payables unless the amount or timing of the payments is uncertain, in which case they are recognised as provisions.
(b) Workers’ compensation
We self insure workers’ compensation liabilities. We take up a provision for the present value of these estimated liabilities, based on an actuarial review of the liability. This review includes assessing actual accidents and estimating claims incurred but not reported. Present values are calculated using appropriate rates based on government guaranteed securities with similar due dates. Our controlled entities do not self insure, but pay annual premiums to third party insurance companies for their workers’ compensation liabilities.
(c) Restoration costs
We provide for our future obligations in relation to the fitout of our general purpose leased buildings when we have a legal, equitable or constructive responsibility. These costs include our obligations relating to the dismantling, removal, remediation, restoration and other expenditure associated with these fitouts. Restoration provision is initially recorded based on a reliable estimate of the costs to be incurred. Our estimates are based upon a review of lease contracts, legal requirements, historical information and expected future costs. Any changes to these estimates are adjusted on a progressive basis as required.
Restoration costs associated with mobile tower communication assets that are situated on land held under operating leases are expensed in the statement of financial performance when they become payable as they are insignificant to our financial report.
(d) Dividends
We provide for dividends in the period in which they are declared.
When the declaration date is after balance date, but before completion of the financial report, we disclose the dividend as an event occurring after balance date.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
1. Summary of accounting policies (continued)
1.20 Contributed Equity (note 18)
Issued and paid up capital is recognised at the fair value of the consideration received by the Company.
Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.
Where we undertake a share buy-back, contributed equity is reduced in accordance with the structure of the buy-back arrangement. Costs associated with the buy-back are also deducted from contributed equity.
1.21 Revenue recognition (note 2)
It is our policy to prepare our financial statements to satisfy both AGAAP and USGAAP, and in cases where there is no conflict between the two, we incorporate the more detailed requirements in both AGAAP and USGAAP financial statements.
The underlying accounting principles of revenue recognition are the same for both AGAAP and USGAAP. As such we have applied the more detailed guidance under USGAAP to the timing of revenue recognition for both AGAAP and USGAAP financial statements.
Sales revenue
Our categories of sales revenue listed in note 2 are recorded after deducting sales returns, trade allowances, duties and taxes.
(a) Delivery of services
Revenue from the provision of our telecommunications services includes:
•	basic access installation and connections;

•	local and international telephone calls;

•	mobile phone services, connections and calls; and

•	BigPond and other internet solutions.
We record revenue earned from:
•	calls on completion of the call; and

•	other services generally at completion, or over the period of service provided.
Installation and connection fee revenues are deferred and recognised over the average estimated customer contract life. For basic access installation and connections this is an average of five years. For mobile phone connections, this is an average of two years. Incremental costs directly related to these revenues are also deferred and amortised over the customer contract life. Any costs in excess of the revenue deferred are recognised immediately. The average estimated customer contract life is reviewed each year.
(b) Sale of goods
Our revenue from the sale of goods includes revenue from the sale of telephony equipment, mobile phone handsets and similar goods. This revenue is recorded on delivery of the goods sold.
(c) Rent of network facilities
We earn rent mainly from access to retail and wholesale fixed and mobile networks and from the rent of dedicated lines, customer equipment, property, plant and equipment and other facilities. The revenue from providing access to the network is recorded on an accrual basis over the rental period.
(d) Construction contracts
We record construction revenue on a percentage of contract completion basis. The percentage of completion of contracts is calculated based on estimated costs to complete the contract (refer to note 1.10 for further information).
Our construction contracts are classified according to their type. There are three types of construction contracts, these being material intensive, labour intensive and short duration. Revenue is recognised on a percentage of completion basis using the appropriate measures as follows:
•	(actual costs / planned costs) x planned revenue — for material intensive projects;

•	(actual labour hours / planned labour hours) x planned revenue — for labour intensive projects; and

•	short duration projects are those that are expected to be completed within a month and revenues and costs are recognised on completion.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
1. Summary of accounting policies (continued)
1.21 Revenue recognition (note 2) (continued)
(e) Advertising and directory services
Classified advertisements and display advertisements are published on a daily, weekly and monthly basis for which revenues are recognised at the time the advertisement is published.
All of our Yellow Pages and White Pages directory revenues are recognised on delivery of the published directories using the delivery method. We consider our print directories delivered when they have been published and delivered to our customers’ premises. Revenue from online directories is recognised over the life of the service agreements, which is on average one year. Voice directory revenues are recognised at the time of providing the service to customers.
(f) Royalties
Royalty revenue is recognised on an accruals basis in accordance with the substance of the relevant agreements.
Other revenue
(g) Dividend revenue
We record dividend revenue in the statement of financial performance from the following entities when declared by them:
•	controlled entities;

•	joint venture entities and associated entities (when received by the Telstra Entity); and

•	listed investments and other investments.
We record distributions from trusts when the distribution is receivable.
For our consolidated financial statements, dividends and distributions received from joint venture entities and associated entities are recorded as a reduction of the balance in the investment account as per equity accounting requirements and not as dividend revenue of the Telstra Group.
(h) Revenue from the sale of non current assets
Revenue from the sale of our non current assets is recorded when all conditions required to complete the sale have been settled and finalised.
(i) Interest revenue
We record interest revenue on an accrual basis. For financial assets, interest revenue is determined by the effective yield on the instrument (total return).
Revenue received in advance
Revenue received in advance consists mainly of revenue from providing access to the fixed and mobile network and directories advertising revenue. This revenue is initially recorded as a liability and then transferred to earned revenue in line with the revenue policies described above.
Accrued revenue
Accrued revenue represents revenue earned that has not been billed to the customer. This revenue is recorded in accordance with the revenue policies described above.
Revenue arrangements with multiple deliverables
Where two or more revenue generating deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of accounting is accounted for separately. We allocate the consideration from the revenue arrangement to its separate units based on the relative fair values of each unit. If the fair value of the delivered item is not available, then revenue is allocated based on the difference between the total arrangement consideration and the fair value of the undelivered item.
We currently have a number of arrangements that are considered to be distinguishable into separate units of accounting. These are:
•	mobile handsets that are offered as part of a mobile network contract, or sold as part of a prepaid package;

•	broadband internet installation kits, where a modem is provided; and

•	advertising in the Yellow Pages printed and online directories.

1.22 Advertising expenses
Costs for advertising products and services or promoting our corporate image are expensed as incurred. These costs are included in the promotion and advertising expenses line in note 3 to the financial statements.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
1. Summary of accounting policies (continued)
1.23	Share of net profits/(losses) of joint venture entities and associated entities (note 24)
We record our share of the net profits/(losses) of joint venture entities and associated entities by taking the profit/(loss) after income tax expense, multiplied by our ownership interest after adjusting for:
•	amortisation of notional goodwill;

•	deferral and subsequent amortisation of unrealised profits after income tax expense arising from transactions and the sale of assets from us to our associates; and

•	deferral and subsequent amortisation of unrealised profits after income tax expense arising from trading and the sale of assets from our associates to us.
Refer to note 1.11(b) for information regarding deferral of unrealised profits and amortisation of notional goodwill in relation to joint venture entities and associated entities.
1.24 Taxation (note 4)
Income tax
We apply tax-effect accounting using the liability method to calculate income tax. Income tax expense is calculated on accounting profit after allowing for permanent differences and is recorded as an expense.
Permanent differences are:
•	items of revenue or expense that are included in taxable income, but will never be included in accounting profit; or

•	items of revenue or expense that are included in accounting profit, but will never be included in taxable income.
To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax. These items are netted within the tax consolidated group of other controlled entities when the timing differences are expected to reverse in the same financial years. We do not net deferred tax balances between controlled entities apart from those within the tax consolidated group.
The future income tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of being realised.
During fiscal 2003, the Telstra Entity elected for its resident wholly owned controlled entities to join it in a tax consolidation group. The Telstra Entity recognises all current and deferred tax amounts in relation to its resident wholly owned controlled entities in its own financial statements in addition to the current and deferred tax balances arising from its own transactions and events (refer to note 4 for further information).
Goods and Services Tax (GST) (including other value added taxes)
We record our revenue, expenses and assets net of any applicable goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item.
Receivables and payables balances include GST where we have either included GST in our price charged to customers or a supplier has included GST in their price charged to us. The net amount of GST due, but not paid, to the ATO is included under payables.
We do not include any estimate for GST in either accrued revenue or accrued expense balances. Our accruals refer to a combination of items some of which will be supported by the issue or receipt of a tax invoice at a later time depending on the nature of the item. In general, no tax invoice has been received or issued at the time the accrual is recorded.
To accord with Urgent Issues Group Abstract 31 ” Accounting for Goods and Services Tax (GST)”, which requires cash flows to be determined on a gross basis, we have completed our cash flow statement in the following manner:
•	we have derived from our accounting records the amounts which we have shown in our statement of financial performance and statement of financial position, which are on a net GST basis, where the GST is recoverable from the ATO; and

•	we have estimated the amount of GST that is required to be added to various line items in the cash flow statement by reference to our business activity statements prepared for the ATO.
Our commitments are recorded net of GST, except where there is non-recoverable GST (refer to note 20).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
1. Summary of accounting policies (continued)
1.25 Earnings per share (note 6)
Basic earnings per share
Basic earnings per share (EPS) is determined by dividing net profit after income tax attributable to members of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the year.
Diluted earnings per share
Where an entity has on issue potential ordinary shares which are dilutive, diluted EPS must be calculated. As we do not have any ordinary shares which are considered dilutive, diluted EPS is the same as basic EPS.
1.26 Superannuation (note 22)
Defined benefit funds
For funding purposes actuarial valuations are required to be performed at least every three years. In prior years, if there has been a shortfall in the net market value of scheme assets when compared with members’ vested entitlements, we have provided for the amount to the extent that a present obligation exists to rectify the financial position of the schemes.
Accumulation schemes
Our commitment to accumulation type benefits is limited to making the contributions specified in the trust deed in accordance with our minimum statutory requirements. We recognise a liability when we are required to make future payments as a result of employee services provided.
All superannuation schemes
Contributions to employee superannuation schemes are recorded as an expense in the statement of financial performance as the contributions become payable.
1.27 Employee share plans (note 19)
We own 100% of the equity of Telstra ESOP Trustee Pty Ltd, the corporate trustee for the Telstra Employee Share Ownership Plan Trust (TESOP97) and Telstra Employee Share Ownership Plan Trust II (TESOP99). We do not control or significantly influence these trusts as beneficial ownership and control remains with the employees who participate in the share plans administered by the Trustee on their behalf. As a result, we do not consolidate the operations of the trust into the Telstra Group.
Telstra incurs expenses on behalf of both the TESOP97 and the TESOP99. These expenses are in relation to administration costs of the trusts and are recorded in our statement of financial performance as incurred.
The Telstra Growthshare Trust was established to hold equity based instruments for the purpose of our equity based payment schemes. Current equity based instruments include options, restricted shares, performance rights, deferred shares, incentive shares, directshares and ownshares. Options, performance rights, and restricted shares are subject to performance hurdles. Deferred shares and incentive shares are subject to specified periods of service.
We own 100% of the equity of Telstra Growthshare Pty Ltd, the corporate trustee for the Telstra Growthshare Trust (Growthshare). We do not control or significantly influence the trust as beneficial ownership and control remains with the employees who participate in the share plans administered by the trustee on their behalf.
An option, restricted share, performance right, deferred share or incentive share represents a right to acquire a share in Telstra.
For options, Telstra provides loans to the Growthshare trustee to enable it to purchase shares on market to underpin the options issued. When exercised, the eligible employee pays for the shares at the exercise price and the loan is repaid to us. On the basis that the loan is fully repaid by the employee, there is no expense associated with the allocation of options. Telstra receives interest on the loans to the trust. From 1 July 2002, the Company suspended its option plan.
Restricted shares, performance rights, deferred shares and incentive shares are recorded as an expense to Telstra when we provide funding to the trust to purchase the shares. The expense recorded in the statement of financial performance represents the market price of the shares at the time of purchase on market.
Directshare enables non-executive directors to receive up to 20% of their fees in Telstra shares. Ownshare enables eligible employees to be provided part of their remuneration in Telstra shares. Telstra purchases shares to meet the requirements of directshare and ownshare and expenses these costs as part of the participant’s remuneration.
We have also provided funding to the Trustee to enable it to meet its other obligations under the trust deed.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
1. Summary of accounting policies (continued)
1.28 Derivative financial instruments (note 29)
As we only use derivative financial instruments for our hedging activities, the gains and losses on our derivatives are accounted for on the same basis as the underlying physical transactions. Therefore, hedge gains and losses are recorded in the statement of financial performance when the gains or losses arising from the related physical exposures are recorded in the statement of financial performance.
Foreign exchange gains and losses on the principal value of our cross currency swaps are recorded in the statement of financial performance and determined through reference to the change in spot rates over the relevant reporting period. Where appropriate, these foreign exchange gains and losses offset the gains and losses recorded on the underlying hedged transaction.
We account for our interest rate swaps and cross currency swaps that hedge an underlying physical exposure using the accrual method of accounting.
Interest receivable and payable under the terms of the interest rate swaps and cross currency swaps are accrued over the period to which the payments or receipts relate. The interest receivable and payable under the swaps is also recorded as part of our borrowing costs. Changes to the underlying market value of the remaining interest rate swap and cross currency swap payments and receipts are not recorded in the financial statements.
We do not include the principal amounts of our cross currency swaps and interest rate swaps in our statement of financial position. Where we have a legally recognised right to set off the financial asset and financial liability and we intend to settle on a net basis or simultaneously, we record this position on a net basis in our statement of financial position. Where we enter into master netting arrangements relating to a number of financial instruments, have a legal right of set off, and intend to do so, we also include this position on a net basis in our statement of financial position.
The net position in relation to our cross currency swaps refers to the revalued component of our foreign currency receivable or payable under the swap contract. We record this component as a hedge receivable or hedge payable in our statement of financial position. We do not offset the hedge receivable or hedge payable with the underlying financial asset or financial liability being hedged as the transactions are with different counterparties and are generally not settled on a net basis.
Forward foreign currency contracts are accounted for as outlined in note 1.6 (a). Gains and losses on forward foreign currency contracts intended to hedge anticipated future transactions are deferred and recognised when the anticipated future transaction occurs.
1.29 Insurance
We specifically carry the following types of insurance:
•	property;

•	travel/personal accident;

•	third party liability;

•	directors’ and officers’ liability;

•	company reimbursement; and

•	other insurance from time to time.
For risks not covered by insurance, any losses are charged to the statement of financial performance in the year in which the loss is reported.
The Telstra Entity self insures for workers’ compensation. Further details are provided in note 1.19 (b).
1.30	Further clarification of terminology used in our statement of financial performance
Under the requirements of AASB 1018: “Statement of Financial Performance” we must classify all of our expenses (apart from any borrowing costs and our share of net losses of associates and joint venture entities) according to either the nature (type) of the expense or the function (activity to which the expense relates). We have chosen to classify our expenses using the nature classification as it more accurately reflects the type of operations we undertake.
Our expense categories represent an aggregation of expenses classified by nature (type). These categories do not include any indirect or fixed costs and therefore are not identical to their functional expense category. Specifically this includes:
•	our goods and services purchased — this category includes items such as inventory purchases and network expenses that underpin the services we provide directly to our customers; and

•	our promotion and advertising or general and administration expenses which are included in other expenses (refer to note 3) and are not treated as a functional expense category.
Earnings before interest, income tax expense, depreciation and amortisation (EBITDA) reflects our net profit prior to including the effect of interest revenue, borrowing costs, income taxes, depreciation and amortisation. We believe that EBITDA is a relevant and useful financial measure used by management to measure the Company’s operating profit.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
1. Summary of accounting policies (continued)
1.30	Further clarification of terminology used in our statement of financial performance (continued)
Our management uses EBITDA, in combination with other financial measures, primarily to evaluate the Company’s operating performance before financing costs, income tax and non-cash capital related expenses. In consideration of the capital intensive nature of our business, EBITDA is a useful supplement to net income in understanding cash flows generated from operations that are available for payment of income taxes, debt service and capital expenditure.
In addition, we believe EBITDA is useful to investors because analysts and other members of the investment community largely view EBITDA as a key and widely recognised measure of operating performance.
EBITDA is not a USGAAP measure of income or cash flow from operations and should not be considered as an alternative to net income as an indication of our financial performance or as an alternative to cash flow from operating activities as a measure of our liquidity.
Earnings before interest and income tax expense (EBIT) is a similar measure to EBITDA, but takes into account the effect of depreciation and amortisation.
When a specific revenue or an expense from ordinary activities is of such a size, nature or incidence that its disclosure is relevant in explaining our financial performance for the reporting period, its nature and amount has been disclosed separately in note 3(c).
1.31 Rounding
All dollar amounts in this financial report (except where indicated) have been rounded to the nearest million dollars ($m or A$m) for presentation. This has been done in accordance with Australian Securities and Investments Commission (ASIC) Class Order 98/100, dated 10 July 1998 and issued under section 341(1) of the Corporations Act 2001.
1.32 Comparative figures
Where necessary, we adjust comparative figures to align with changes in presentation in the current year.
In addition, we have quantified the effect on comparatives of any changes in accounting policies where such changes have arisen (refer to note 1.2).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2. Revenue

			Telstra Group			Telstra Entity
			Year ended 30 June			Year ended 30 June
			2005	2004	2003	2005	2004
	Note		$m	$m	$m	$m	$m

Revenue from ordinary operating activities (including items disclosed in note 3(c)) is made up of revenue from the following activities:

Sales revenue
Delivery of services			12,522	12,119	12,393	10,783	10,956
Sale of goods			691	531	572	430	393
Rent of network facilities			7,233	6,656	6,123	7,233	6,656
Construction contracts			130	90	201	136	77
Advertising and directory services			1,585	1,341	1,206	377	315
Royalties (a)			—	—	—	628	599

			22,161	20,737	20,495	19,587	18,996

Other revenue (excluding interest revenue)
Dividend revenue
- wholly owned controlled entities			—	—	—	—	142
- joint venture entities			—	—	—	1	—
- other entities			—	1	1	—	—

			—	1	1	1	142

Revenue from the sale of non current assets
- property, plant and equipment	3	(c)	50	102	811	58	131
- investments in controlled entities			—	—	17	—	—
- investments in joint venture entities			30	—	3	30	—
- investments in associated entities	3	(c)	—	204	17	—	—
- investments in listed securities and other investments			146	24	7	135	24
- businesses			—	—	4	—	—

			226	330	859	223	155

Other sources of revenue
Rent from property and motor vehicles			20	23	33	20	22
Sale of PCCW converting note			76	—	—	76	—
Other revenue			174	189	228	37	72

			270	212	261	133	94

			496	543	1,121	357	391

Revenue from ordinary activities (excluding interest revenue)			22,657	21,280	21,616	19,944	19,387

Interest revenue
- controlled entities			—	—	—	5	43
- joint ventures entities and associated entities			—	2	2	—	2
- other entities			103	53	82	98	50

			103	55	84	103	95

Total revenue from ordinary activities			22,760	21,335	21,700	20,047	19,482

(a)	During fiscal 2005 we reviewed the nature of the core services agreement with our 100% controlled entity Sensis Pty Ltd. As a result of our review we have reclassified our intercompany revenue to include royalties as a separate category.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
3. Profit from ordinary activities

			Telstra Group			Telstra Entity
			Year ended 30 June			Year ended 30 June
			2005	2004	2003	2005	2004
	Note		$m	$m	$m	$m	$m

(a) Profit before income tax expense (including items disclosed in note 3(c)) has been calculated after charging/(crediting) the following items:

Labour
Included in our labour expenses are the following:
Ownership based remuneration schemes			20	23	23	20	23
Employee redundancy			91	170	281	85	161

Goods and services purchased
Included in our goods and services purchased and relating to sale of goods is:
Cost of goods sold			726	544	556	501	425
Rental expense on managed services			67	—	—	62	—

Other expenses
Net book value of assets we have sold:
- property, plant and equipment	3	(c)	42	64	638	49	90
- investments in controlled entities			—	—	12	—	—
- investments in joint venture entities			14	—	—	3	—
- investments in associated entities	3	(c)	—	34	8	—	—
- investments in listed securities and other investments			79	16	9	72	16
- businesses			—	—	(6)	—	—
- sale of PCCW converting note			80	—	—	80	—

			215	114	661	204	106

Rental expense on operating leases			597	530	584	429	399
Bad debts written off — trade debtors			152	168	172	135	149
Movement in provisions — increase/(decrease):
- doubtful debts — trade debtors			(1)	15	21	(4)	8
- reduction in value of inventories (finished goods)			11	5	5	11	5
- reduction in value of investments	3	(c)	6	—	26	(310)	(709)
- reduction in value of amounts owed by controlled entities	3	(c)	—	—	—	460	709
- reduction in value of amounts owed by joint ventures	3	(c)	5	226	—	—	226
- reduction in value of capitalised software			—	—	2	—	—
Net foreign currency translation losses/(gains)			(9)	17	(17)	(5)	41
Auditors’ fees	3	(b)	7	6	6	6	5
Service contracts and other agreements			1,556	1,604	1,677	1,521	1,589
Promotion and advertising			330	335	316	253	275
General and administration			806	804	702	626	651
Other operating expenses			380	431	349	340	390

			4,055	4,255	4,504	3,666	3,844

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
3. Profit from ordinary activities (continued)

			Telstra Group			Telstra Entity
			Year ended 30 June			Year ended 30 June
			2005	2004	2003	2005	2004
	Note		$m	$m	$m	$m	$m

(a) Profit before income tax expense (including items disclosed in note 3(c)) has been calculated after charging/(crediting) the following items:

Depreciation of property plant and equipment
- general purpose buildings and leasehold improvements	12		56	55	75	48	55
- communication assets including leasehold improvements	12		2,682	2,602	2,436	2,571	2,504
- communication assets under finance lease	12		75	82	82	75	82
- equipment under finance lease	12		9	13	7	7	11
- other plant, equipment and motor vehicles	12		124	121	154	50	64

			2,946	2,873	2,754	2,751	2,716

Amortisation of intangible assets and other assets
- goodwill	13		145	123	116	4	4
- patents, trademarks and licences			34	35	38	22	19
- brandnames			10	10	12	—	—
- customer bases			86	72	82	15	15
- deferred expenditure			11	1	1	8	1
- software assets			534	501	444	498	473

			820	742	693	547	512

			3,766	3,615	3,447	3,298	3,228

Borrowing costs
- controlled entities			—	—	—	19	81
- other entities			924	841	983	921	836
- finance charges relating to finance leases			5	—	1	1	—

			929	841	984	941	917
- borrowing costs included in the cost of constructed assets			(90)	(74)	(105)	(90)	(74)

			839	767	879	851	843

Other disclosures
Research and development expenses (before crediting any grants)			29	26	41	29	26

Net profit/(loss) on the sale of:
- property, plant and equipment	3	(c)	8	40	173	10	40
- investments in controlled entities			—	—	5	—	—
- investments in joint venture entities			16	—	3	27	—
- investments in associated entities	3	(c)	—	170	9	—	—
- investments in listed securities and other investments			67	8	(2)	63	8
- businesses			—	—	10	—	—
- sale of PCCW converting note			(4)	—	—	(4)	—

			87	218	198	96	48

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
3. Profit from ordinary activities (continued)

			Telstra Group			Telstra Entity
			Year ended 30 June			Year ended 30 June
			2005	2004	2003	2005	2004
	Note		$m	$m	$m	$m	$m

(b) Auditors’ fees

Audit fees
The Australian statutory auditor of the Telstra Entity has charged the following amounts for:
Auditing and reviewing the financial reports (i)			5.038	4.412	4.445	4.404	4.183

Auditors other than the Australian statutory auditor have charged the following amounts for:
Auditing and reviewing the financial reports (ii)			2.290	1.904	1.440	1.391	1.001

Total audit fees	3	(a)	7.328	6.316	5.885	5.795	5.184

Other services
In addition to auditing and reviewing the financial reports, other services have been provided by Ernst & Young in their own right as follows:
Audit related (iii)			0.571	0.987	0.936
Tax (iv)			0.423	0.938	0.820
Other services (v)			0.703	1.565	3.578

Total other services			1.697	3.490	5.334

Audit fees

(i)	Our Australian statutory auditor is the Australian National Audit Office (ANAO). The audit provided by the ANAO has been subcontracted to Ernst & Young (EY) since fiscal 2000.

(ii)	Audit fees charged by EY relate to audit services provided in completing our statutory and regulatory filings other than those subcontracted directly from the ANAO. These services include the audit and review of our offshore controlled entities, the regulatory audit and our USGAAP audit. In addition, this category includes the audit of our other statutory filings such as the filing we are required to make under Japanese law, and the annual report on Form 20-F to meet our United States listing requirements.
Other services
We have processes in place to maintain the independence of the external auditor, including the level of expenditure on non audit services. Fees earned by EY for non audit work was capped at a maximum of 1.0 times the total audit and audit related fees during the past three fiscal years. In addition, the Audit Committee is required to pre-approve all proposals involving the provision of services by EY. As part of the approval process, an assessment of the impact on independence is made by the Audit Committee regarding the services to be provided. Monthly meetings are held between EY and the Director, Business and Finance Services to monitor the process.
EY also has specific internal processes in place to ensure auditor independence.

(iii)	Audit related fees charged by EY relate to services that are reasonably related to the performance of the audit or review of our financial statements, and other assurance engagements. These services include our privacy audit and various accounting advice provided.

(iv)	Tax fees charged by EY relate to tax compliance, tax advice and other taxation services provided. These services include advice in connection with our entry into tax consolidation, reviews in connection with our implementation of a new tax software management system and tax law technical support.

(v)	Other services relate to all additional services performed by EY, other than those disclosed as auditing and reviewing the financial report, audit related and tax. These services include assisting in the investigation of investment acquisitions and other Company projects, performance of system and security reviews, and various other reviews and non assurance services across the Company.
Related practice
We do not engage any related parties of EY for the provision of services to the Telstra Entity or any member of the Telstra Group.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
3. Profit from ordinary activities (continued)

		Telstra Group			Telstra Entity
		Year ended 30 June			Year ended 30 June
		2005	2004	2003	2005	2004
	Note	$m	$m	$m	$m	$m
(c) Items requiring specific disclosure

The following items form part of the ordinary operations of our business and their disclosure is relevant in explaining the financial performance of the group.

Our net profit has been calculated after (charging)/crediting specific revenue and expense items from our ordinary activities as follows:

Items included in revenue:
Other revenue (excluding interest revenue) - proceeds on sale of our investment in IBM Global Services Australia Limited (iii)		—	154	—	—	—
- proceeds on sale of properties (vi)		—	—	570	—	—

Total revenue items		—	154	570	—	—

Items included in expenses:
Other expenses
- net book value of investment and modification of the information technology services contract with IBM Global Services Australia Limited (iii)		—	(135)	—	—	—
- provision for the non recoverability of the loan to Reach Ltd (iv)	27	—	(226)	—	—	(226)
- book value on sale of properties (vi)		—	—	(439)	—	—
- movement in provision for reduction in value of our controlled entities (i) (v)		—	—	—	334	709
- movement in provision for amounts owed by controlled entities (ii) (v)	27	—	—	—	(475)	(709)

Total expense items		—	(361)	(439)	(141)	(226)

In our share of net losses of joint venture entities and associated entities - write down of the carrying value of our investment in Reach Ltd (vii)		—	—	(965)	—	—

Net items		—	(207)	(834)	(141)	(226)

Income tax benefit/(expense) attributable to those items requiring specific disclosure		—	39	(41)	—	—
Effect of reset tax values on entering tax consolidation (viii)		—	58	201	—	58

Net items after income tax benefit/(expense)		—	(110)	(674)	(141)	(168)

During fiscal 2004, we identified the following transactions as requiring specific disclosure:

(i)	Movement in provision for reduction in value of our controlled entities — Telstra Entity
The profit before income tax expense of the Telstra Entity included a $334 million net gain in relation to the reversal of a provision for reduction in value of four controlled entities. This balance was eliminated on consolidation for Telstra Group reporting purposes.

(ii)	Movement in provision for amounts owed by controlled entities -Telstra Entity
The profit before income tax expense of the Telstra Entity included a movement of $475 million relating to a provision for amounts owed by a controlled entity. This balance was eliminated on consolidation for Telstra Group purposes (refer to note 27 for further information).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
3. Profit from ordinary activities (continued)
(c) Items requiring specific disclosure (continued)
During fiscal 2004, we identified the following transactions as requiring specific disclosure:
(iii) Sale of shareholding in IBM Global Services Australia Limited (IBMGSA)
On 28 August 2003, we sold our 22.6% shareholding in our associated entity IBMGSA with a book value of $5 million. Proceeds from the sale of this investment amounted to $154 million, resulting in a profit before income tax expense of $149 million.
As part of the disposal we negotiated changes to a 10 year contract with IBMGSA to provide technology services. This modification to our service contract resulted in an expense of $130 million being recognised and the removal of $1,596 million of expenditure commitments disclosed as at 30 June 2003. The net impact on our profit before income tax expense of this transaction was a profit of $19 million ($58 million after taking into account income tax benefits).
(iv) Provision for the non recoverability of the loan to Reach Ltd
During fiscal 2004, together with our co-shareholder PCCW Limited (PCCW), we purchased the loan facility previously owed to a banking syndicate by Reach Finance Ltd, a subsidiary of our 50% owned joint venture, Reach Ltd. (Reach). Our share of the acquisition cost of the loan was US$155.5 million, which was recognised as a receivable at the date of the transaction. At 30 June 2004, we provided for the non recoverability of the debt, amounting to $226 million, as we consider that Reach will not be in a position to repay the amount in the medium term. Refer to note 9 for further details.
(v) Movement in provision for reduction in value of controlled entities and amounts owed by controlled entities — Telstra Entity
Included in our profit before income tax expense for fiscal 2004 for the Telstra Entity was a gain of $709 million relating to a movement in our provision for diminution of investments in controlled entities. This gain was offset by an expense of an equivalent amount relating to a provision for amounts owed by a controlled entity. This gain/loss is effectively a reallocation of provisions within the Telstra Entity. The balances are eliminated on consolidation for the Telstra Group.
During fiscal 2003, we identified the following transactions as requiring specific disclosure:
(vi) Sale of office properties
On 1 August 2002, we sold a portfolio of seven office properties for $570 million. The carrying value of these properties was $439 million at the time of sale. The profit on sale of these properties was $131 million before income tax expense and $90 million after income tax expense.
We entered into operating leases totalling $518 million in relation to these properties on normal commercial terms of between five and twelve years, most of which commenced on 19 August 2002.
(vii) Write down of investment in Reach Ltd
During fiscal 2003 we wrote down the carrying amount of the investment in Reach Ltd. The write down occurred due to the depressed conditions in the global market for international data and internet capacity resulting in high levels of excess capacity, intense price competition and lower than expected revenues. This resulted in a reduction of our investments accounted for using the equity method in our statement of financial position and an increase to our share of net losses of joint venture entities and associated entities in the statement of financial performance, amounting to $965 million.
(viii) Effect of reset tax values on entering tax consolidation
During fiscal 2003, legislation was enacted which enabled the Telstra Entity and its Australian resident wholly owned entities to be treated as a single entity for income tax purposes. The Telstra Entity (or head entity) elected to form a tax consolidated group from 1 July 2002. On formation of the tax consolidated group, the head entity had the option to bring the assets of each subsidiary member into the tax consolidated group by choosing between two alternative methods, the Allocable Cost Amount (ACA) method or Transitional Method. We chose the ACA method for a number of our subsidiaries. Under this method, the tax values of a subsidiary’s assets were reset according to certain allocation rules, which consequently impacts future tax deductions and our deferred tax balances. The once-off benefit of $201 million reflected the increase in future tax deductions arising from these reset tax values. Subsequent analysis of this adjustment has resulted in a further tax benefit of $58 million being recognised in fiscal 2004 (refer to note 4 for further details).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
4. Income tax expense

	Telstra Group			Telstra Entity
	Year ended 30 June			Year ended 30 June
	2005	2004	2003	2005	2004
	$m	$m	$m	$m	$m

Notional income tax expense on profit differs from actual income tax expense recorded as follows:

Profit before income tax expense	6,269	5,848	4,928	6,422	6,076

(Loss) before income tax expense of subsidiary companies that form part of the Telstra Corporation Limited tax consolidation group (i)				(125)	(197)

Profit before income tax expense for the tax consolidated group				6,297	5,879

Notional income tax expense on profit calculated at 30%	1,881	1,754	1,478	1,889	1,764

Which is adjusted by the tax effect of (ii):
Effect of different rates of tax on overseas income	(9)	(15)	(30)	—	—
Research and development concessions	(6)	(7)	(6)	(6)	(8)
Share of net (profit)/loss from joint venture entities and associated entities	(28)	11	296	(25)	—
Profit on sale of non current assets	(28)	(65)	(34)	(30)	(59)
Non deductible depreciation and amortisation	59	64	58	7	11
Reduction in the value of investments and intercompany receivables	3	68	—	9	87
Assessable foreign source income not included in accounting profit	4	18	43	4	18
Under/(over) provision of tax in prior years	2	24	(28)	3	21
Effect of reset tax values on entering tax consolidation (iii)	—	(58)	(201)	—	(58)
Other adjustments	(56)	(63)	(42)	(74)	(79)

Income tax expense on profit	1,822	1,731	1,534	1,777	1,697

(i)	Net of consolidation entries and other applicable adjustments.

(ii)	For the Telstra Entity, adjustments include those for the tax consolidation group.

(iii)	As part of the election to enter tax consolidation (refer following for further details), the head entity in the group was able to elect to reset the tax values of a subsidiary member under certain allocation rules. In fiscal 2003, the reset of tax values resulted in a tax benefit of $201 million. In fiscal 2004, subsequent analysis resulted in a further reset of tax values and an additional tax benefit of $58 million. These benefits reflect the increase in future tax deductions available from these reset values.
Tax consolidation
During fiscal 2003, legislation was enacted that enabled the Telstra Entity and its Australian resident wholly owned entities to be treated as a single entity for income tax purposes. The Telstra Entity elected to form a tax consolidated group from 1 July 2002. As a result, the Telstra Entity, as the head entity in the tax consolidated group, recognises tax entries for all entities in the group in addition to its own.
The entities within the tax consolidated group have entered into a tax sharing agreement. The terms of this agreement specify the methods of allocating any tax liability in the event of default by the Telstra Entity on its group payment obligations and the treatment where a subsidiary member exits the group. The tax liability of the group otherwise remains with the Telstra Entity.
Agreements which formalise the transition of subsidiaries into the tax consolidated group were also entered into by group members. These agreements covered the transfer of deferred tax balances to the Telstra Entity as at 1 July 2002 and the treatment of any PAYG instalments made. Since entering tax consolidation, we have also acquired other Australian resident wholly owned controlled entities. This has resulted in these entities transferring their deferred tax balances to the Telstra Entity upon entry into the tax consolidated group.
The election to tax consolidate on 1 July 2002 did not have a significant impact on the assets and liabilities of the Telstra Group, apart from the resetting of certain tax values (refer to item (iii) above and note 3 for further information regarding this impact).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
4.	Income tax expense (continued)

	Telstra Group			Telstra Entity
	As at 30 June			As at 30 June
	2005	2004	2003	2005	2004
	$m	$m	$m	$m	$m

Future income tax benefits as at 30 June not recorded in the statement of financial position for:
Income tax losses	225	205	209	—	—
Capital tax losses	198	206	132	161	165
Timing differences	88	42	42	—	—

	511	453	383	161	165

Our benefit for tax losses may be used in future years if the following criteria are met:
•	our controlled entities have sufficient future assessable income to enable the income tax losses to be offset against that assessable income;

•	the Telstra Entity and our controlled entities have sufficient future capital gains to enable the capital tax losses to be offset against those capital gains;

•	we continue to satisfy the conditions required by tax legislation to be able to use the tax losses; and

•	there are no future changes in tax legislation that will adversely affect us in using the benefit of the tax losses.
Our statement of financial position includes the following:

	Telstra Group
	As at 30 June
	2005	2004
	$m	$m

Future income tax benefit balance	2	2

Amount of future income tax benefit related to tax losses carried forward	2	2

Our future income tax benefit is included within our other non current assets (refer to note 14).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
5. Segment information
We report our segment information on the basis of business segments as our risks and returns are affected predominantly by differences in the products and services we provide through those segments.
Our internal management reporting structure drives how our Company is organised and managed. This internal structure provides the initial basis for determining our business segments.
Our business segments are predominantly distinguishable by the type and location of customers for our key products and services delivered. Our customer facing business segments service different customer types with our full range of products and services. Other reportable business segments are also aligned with our specific customer or business needs. These segments provide operational support services or product support services to our customer facing business segments, or service other telecommunication carriers. Our “Other” segment consists of various business units that do not qualify as business segments in their own right and which service a variety of customer or business needs.
The main adjustment from our internal management reporting structure to our reported business segments is that the TelstraClear group (TelstraClear) in New Zealand is reported as part of a segment we have called Telstra International for segment reporting purposes. For internal management reporting purposes, TelstraClear is included with Telstra Business and Government. For the purposes of the applicable accounting standard, we consider that the risks and returns of TelstraClear differ from those of our local operations and as a result we have grouped these operations into the Telstra International business segment.
Business segments
During the current year, we restructured our pre-existing business unit known as the Bigpond, Media and Sensis group. This restructure resulted in the establishment of Telstra Bigpond, Telstra Media and Sensis as separate business units.
In fiscal 2004, we formed a new group being Telstra Technology, Innovation and Products. This business segment brought together product development areas, network technologies, information technology systems and the Telstra Research Laboratories.
Those business segments not impacted by the above restructures are substantially consistent with the structure in prior years. We have restated all our comparative information to reflect our current reporting position as if all our new business segments and segment accounting policies existed in those prior years.
For segment reporting purposes, the Telstra Group is organised into the following business segments:
Telstra Consumer and Marketing (TC&M) is responsible for:
•	the provision of the full range of telecommunication products and services to metropolitan consumer customers;

•	management of Telstra brands, advertising and sponsorship; and

•	implementing our bundling initiatives.
Telstra Country Wide (TCW) is responsible for:
•	the provision of the full range of telecommunication products and services to consumer, small business, enterprise and some government customers outside the mainland state capital cities, in outer metropolitan areas, and in Tasmania and the Northern Territory.
Telstra Business and Government (TB&G) is responsible for:
•	the provision of the full range of telecommunication products and services, communication solutions, and information and communication technology (ICT) services to corporate, small to medium enterprises and government customers; and

•	the provision of global communication solutions to multi-national corporations through our interests in the United Kingdom, Asia and North America.
Telstra International (TInt.) is the combination of our Telstra Asia business unit and TelstraClear. These business units have been combined for segment reporting purposes as we consider that the risks and returns of these international operations differ from those of our local operations.
•	Telstra Asia is responsible for our Asia-Pacific investments. In particular this includes our operations in Hong Kong that mainly generate revenues from the mobiles market; and
•	TelstraClear is our New Zealand subsidiary that provides integrated telecommunications services to the New Zealand market.
Infrastructure Services (IS) is responsible for:
•	the provisioning, restoration, operation and maintenance of our fixed, mobile, Internet protocol (IP) and data networks to supply products and services as our primary service delivery manager; and

•	the design and construction of infrastructure for voice, data and transmission networks, as well as product and application platforms and the online environment.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
5. Segment information (continued)
Telstra Wholesale (TW) is responsible for:
•	the provision of the full range of telecommunication products and services, including design, construction, and operations and maintenance, delivered over our networks and associated support systems to:
•	non-Telstra branded carriers, carriage service providers, Internet service providers, system integrators, application service providers and commercially driven infrastructure sharing agreements; and

•	infrastructure owners and managers who acquire infrastructure services.
Telstra Technology Innovation and Products (TTIP) is responsible for:
•	leading product, technology and information technology strategy for our company;

•	the overall planning, design specification of standards and commissioning construction of our communication networks;

•	the delivery of information technology solutions to support our products, services and customer support function;

•	product development and management;

•	the office of the Chief Information Officer; and

•	the Telstra Research Laboratories.
Telstra Bigpond is responsible for:
•	the management and control of our retail Internet products, services and content, contact centres, customer relations and associated functions, for broadband and narrowband delivery.
Telstra Media is responsible for:
•	the management of our interest in the FOXTEL partnership, along with the development and management of the hybrid fibre coaxial (HFC) broadband cable network.
Sensis is responsible for:
•	the management and growth of the information, advertising and directories business, including printed publications, voice and online products and services.
Corporate areas include:
•	Legal Services — provides legal services across the Company;

•	Regulatory, Corporate and Human Relations - responsible for managing our relationships and positioning with key groups such as our customers, the media, governments, community groups and staff. It manages personnel, health and safety, environment, remuneration and training. It also has responsibility for regulatory positioning and negotiation; and

•	Finance and Administration — encompasses the functions of business and finance services, treasury, productivity, risk management and assurance, credit management, billing directorate, corporate services, corporate development and the office of the company secretary. It also includes the financial management of the majority of the Telstra Entity fixed assets (including network assets) through the Asset Accounting Group.
The Corporate areas and the Telstra Bigpond, Telstra Media and Sensis business segments are not reportable segments in their own right and have been aggregated in the “Other” category.
Segment financial results
Our internal management reporting structure provides the initial basis for identifying those items that can be directly attributable, or reasonably allocated to each respective business segment. Items are initially allocated to each business unit for internal management reporting on a basis that is considered suitable for senior management to manage the business. For financial reporting purposes, we have reallocated certain items between the respective business segments pursuant to the definitions of segment revenues, segment expenses, segment assets and segment liabilities in accordance with the requirements of the applicable accounting standard, where a reasonable allocation basis exists.
Where no reasonable allocation basis exists, we have not reallocated individual items to alternative segments. For financial reporting purposes, these items are reported within the same business segment as for internal management reporting. As a result, our segment revenues, segment expenses, segment assets and segment liabilities do not reflect actual operating results achieved for our business segments in certain circumstances.
The following narrative further explains our segment results for those individual items where it is considered that no reasonable allocation basis exists:
•	Sales revenue associated with mobile handsets for TC&M, TB&G and TCW are allocated totally to the TC&M segment, with the exception of products sold in relation to small to medium enterprises which are allocated to TB&G. Ongoing prepaid and postpaid mobile revenues derived from our mobile usage is recorded in TC&M, TB&G and TCW depending on the type and location of customer serviced. In addition, the majority of goods and services purchased, associated with our mobile revenues, are allocated to the TC&M segment. As a result, the TC&M segment also holds segment assets and segment liabilities related to those revenues and expenses recorded in TC&M;

•	trade debtors in relation to the mobile repayment option on mobile handsets sold by our dealers are allocated totally to TC&M; and

•	revenue received in advance in relation to installation and connection fees is allocated totally to TC&M.
These allocations reflect management’s accountability framework and internal reporting system and accordingly no reasonable basis for reallocation to the respective business segments exist.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
5. Segment information (continued)
Segment financial results (continued)
In addition, revenue derived from our Bigpond Internet products and its related segment assets are recorded in the customer facing business units of TC&M, TB&G and TCW. Certain distribution costs in relation to these products are recognised in these three business segments. IS and TTIP recognise certain expenses in relation to the installation and running of the broadband cable network. The related segment assets are managed by the Asset Accounting Group. In accordance with our application of the definition of business segment in relation to customer type, we have not reallocated these items to the Telstra Bigpond business segment.
Change in segment accounting policies
The following segment accounting policy change occurred during fiscal 2005:
Small to medium enterprise revenue
In previous financial years, our segment accounting policy was to recognise sales revenue relating to our small to medium enterprises below a certain limit in the TC&M segment. In fiscal 2005, the revenue earned from our small to medium enterprises was allocated to the TB&G segment in accordance with a revised threshold for small to medium enterprises. In addition, the related expenses of these customers has also been allocated to the TB&G segment. Sales revenue in TC&M was reduced and sales revenue in TB&G decreased by $442 million in fiscal 2004 and $471 million in fiscal 2003 to reflect this change in policy.
Inter-segment transfers
We account for all transactions of entities within the Telstra Group, including international transactions between Australian and non-Australian businesses, at market value. For segment reporting purposes, transfer pricing is not used within the Company. As such the inter-segment revenue line purely relates to intercompany revenue.
The Asset Accounting Group does not allocate depreciation expense related to the use of assets owned at the corporate level to other business segments.
Segment assets and liabilities
Segment assets and segment liabilities form part of the operating activities of a segment and can be allocated directly to that segment.
The Asset Accounting Group performs a company wide function in relation to the financial management of certain assets. These assets are accounted for at the corporate level (aggregated in the “Other” segment) and not allocated across segments.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
5. Segment information (continued)

Telstra Group
	TC&M	TCW	TB&G	TInt.	IS	TW	TTIP	Other	Elimina-	Total of
								(a)	tions	all
										segments
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Year ended 30 June 2005
Sales revenue from external customers	5,030	5,751	5,214	1,359	67	2,940	1	1,799	—	22,161
Other revenue from external customers	96	132	5	82	11	3	35	161	(29)	496

Total revenue from external customers (excluding interest revenue)	5,126	5,883	5,219	1,441	78	2,943	36	1,960	(29)	22,657
Less sale of investment/dividend revenue	95	—	—	81	—	—	—	—	—	176

Segment revenue from external customers	5,031	5,883	5,219	1,360	78	2,943	36	1,960	(29)	22,481
Add inter-segment revenue	—	—	53	37	54	284	23	13	(464)	—

Total segment revenue	5,031	5,883	5,272	1,397	132	3,227	59	1,973	(493)	22,481

Segment result under AGAAP	2,420	4,944	3,255	(34)	(1,702)	2,973	(1,374)	(3,572)	3	6,913
Share of equity accounted net (losses)/profits	3	—	8	3	—	—	—	(5)	—	9
Net book value of investments sold	(25)	—	—	(68)	—	—	—	—	—	(93)
Sale of investment/dividend revenue	95	—	—	81	—	—	—	—	—	176

Earnings before interest and income tax expense (EBIT) — segment result under USGAAP	2,493	4,944	3,263	(18)	(1,702)	2,973	(1,374)	(3,577)	3	7,005

Earnings has been calculated after charging/(crediting) the following:
Depreciation and amortisation	—	—	69	377	—	—	—	3,320	—	3,766
Non cash expenses excluding depreciation and amortisation	499	52	15	75	41	1	8	173	(29)	835

Non current segment assets acquired (excluding acquisition of investments)	16	10	42	246	1,881	503	1,113	235	—	4,046

As at 30 June 2005
Segment assets (b)	1,266	692	1,661	3,911	1,101	1,216	717	27,918	(2,172)	36,310

Segment assets include:
Investment in joint venture entities	—	—	3	30	—	—	—	—	—	33
Investment in associated entities	—	—	12	—	—	—	—	4	—	16

Segment liabilities	877	284	953	734	900	590	578	19,410	(2,897)	21,429

(a)	Sales revenue for the other segment relates primarily to our advertising and directories revenue earned by Sensis. The Asset Accounting Group is the main contributor to the segment result for this segment, which is primarily depreciation and amortisation charges.

(b)	Segment assets for the other segment includes the Telstra Entity fixed assets (including network assets) managed through the centralised Asset Accounting Group.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
5. Segment information (continued)

Telstra Group
	TC&M	TCW	TB&G	TInt.	IS	TW	TTIP	Other	Elimina-	Total of
			(c)					(a) (d)	tions	all
										segments
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Year ended 30 June 2004
Sales revenue from external customers	4,956	5,508	4,786	1,301	60	2,631	1	1,494	—	20,737
Other revenue from external customers	1	136	199	51	12	—	4	147	(7)	543

Total revenue from external customers (excluding interest revenue)	4,957	5,644	4,985	1,352	72	2,631	5	1,641	(7)	21,280
Less sale of investment/dividend revenue	—	—	178	51	—	—	—	—	—	229

Segment revenue from external customers	4,957	5,644	4,807	1,301	72	2,631	5	1,641	(7)	21,051
Add inter-segment revenue	—	—	38	36	54	271	51	12	(462)	—

Total segment revenue	4,957	5,644	4,845	1,337	126	2,902	56	1,653	(469)	21,051

Segment result under AGAAP	2,549	4,784	3,455	(18)	(1,625)	2,709	(1,557)	(3,856)	18	6,459
Share of equity accounted net (losses)/profits	2	—	2	(38)	—	—	—	(44)	—	(78)
Net book value of investments sold	—	—	(21)	(29)	—	—	—	—	—	(50)
Sale of investment/dividend revenue	—	—	178	51	—	—	—	—	—	229

Earnings before interest and income tax expense (EBIT) — segment result under USGAAP	2,551	4,784	3,614	(34)	(1,625)	2,709	(1,557)	(3,900)	18	6,560

Earnings has been calculated after charging/(crediting) the following:
Depreciation and amortisation	—	—	20	363	3	—	—	3,229	—	3,615
Non cash expenses excluding depreciation and amortisation	339	63	44	44	49	(2)	1	293	(7)	824

Non current segment assets acquired (excluding acquisition of investments)	21	—	11	188	1,729	35	871	270	—	3,125

As at 30 June 2004
Segment assets (b)	1,361	684	882	3,999	1,190	659	591	27,008	(1,381)	34,993

Segment assets include:
Investment in joint venture entities	11	—	—	29	—	—	—	—	—	40

Segment liabilities	944	317	495	765	879	128	559	18,150	(2,605)	19,632

(a)	Sales revenue for the other segment relates primarily to our advertising and directories revenue earned by Sensis. The Asset Accounting Group is the main contributor to the segment result for this segment, which is primarily depreciation and amortisation charges.

(b)	Segment assets for the other segment includes the Telstra Entity fixed assets (including network assets) managed through the centralised Asset Accounting Group.

(c)	Included in revenue from sale of investments and dividends is the sale of our 22.6% shareholding in our associated entity IBM Global Services Australia Limited (IBMGSA), amounting to $154 million. Refer to note 3 for further information.

(d)	Included in the segment result for the other segment is the provision for the non recoverability of our loan to Reach Ltd, amounting to $226 million. Refer to note 3 for further information.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
5. Segment information (continued)

Telstra Group
	TC&M	TCW	TB&G	TInt.	IS	TW	TTIP	Other	Elimina-	Total of
				(c)				(a) (d)	tions	all
										segments
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Year ended 30 June 2003
Sales revenue from external customers	4,908	5,281	4,764	1,471	138	2,519	1	1,413	—	20,495
Other revenue from external customers	6	136	33	54	11	—	22	859	—	1,121

Total revenue from external customers (excluding interest revenue)	4,914	5,417	4,797	1,525	149	2,519	23	2,272	—	21,616
Less sale of investment/dividend revenue	1	—	17	27	—	—	—	—	—	45

Segment revenue from external customers	4,913	5,417	4,780	1,498	149	2,519	23	2,272	—	21,571
Add inter-segment revenue	—	—	55	33	754	258	40	46	(1,186)	—

Total segment revenue	4,913	5,417	4,835	1,531	903	2,777	63	2,318	(1,186)	21,571

Segment result under AGAAP	2,548	4,601	3,524	15	(1,457)	2,573	(1,444)	(3,446)	(182)	6,732
Share of equity accounted net (losses)/profits	2	—	(6)	(974)	—	—	—	(47)	—	(1,025)
Net book value of investments sold	—	—	(7)	(22)	—	—	—	—	—	(29)
Sale of investment/dividend revenue	1	—	17	27	—	—	—	—	—	45

Earnings before interest and income tax expense (EBIT) — segment result under USGAAP	2,551	4,601	3,528	(954)	(1,457)	2,573	(1,444)	(3,493)	(182)	5,723

Earnings has been calculated after charging/(crediting) the following:
Depreciation and amortisation	—	—	19	388	—	—	—	3,043	(3)	3,447
Non cash expenses excluding depreciation and amortisation	313	62	17	65	14	11	13	626	—	1,121

Non current segment assets acquired (excluding acquisition of investments)	8	(2)	3	187	2,171	46	847	236	(164)	3,332

As at 30 June 2003
Segment assets (b)	1,111	676	923	4,256	1,357	682	642	27,319	(1,367)	35,599

Segment assets include:
Investment in joint venture entities	11	—	—	74	—	—	—	44	—	129
Investment in associated entities	—	—	5	25	—	—	—	—	—	30

Segment liabilities	1,018	312	446	817	997	96	580	18,346	(2,435)	20,177

(a)	Sales revenue for the other segment relates primarily to our advertising and directories revenue earned by Sensis. The Asset Accounting Group is the main contributor to the segment result for this segment, which is primarily depreciation and amortisation charges.

(b)	Segment assets for the other segment includes the Telstra Entity fixed assets (including network assets) managed through the centralised Asset Accounting Group.

(c)	Included in the share of equity accounted net (losses)/profits is the write down of our investment in Reach, amounting to $965 million. Refer to note 3 for further information.

(d)	Included in other revenue from external customers is the sale of seven office properties for $570 million. Refer to note 3 for further information.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
5. Segment information (continued)

		Telstra Group
		Year ended 30 June
		2005	2004	2003
	Note	$m	$m	$m

Total segment revenue		22,481	21,051	21,571
Sale of investment/dividend revenue		176	229	45

Total revenue from external customers (excluding interest revenue)	2	22,657	21,280	21,616
Interest revenue		103	55	84

Total revenue from ordinary activities	2	22,760	21,335	21,700

Earnings before interest and income tax expense (EBIT)		7,005	6,560	5,723
Interest revenue		103	55	84
Borrowing costs		(839)	(767)	(879)

Profit before income tax expense		6,269	5,848	4,928
Income tax expense		(1,822)	(1,731)	(1,534)

Net profit		4,447	4,117	3,394

Information about sales revenue from our products and services:
PSTN products
Basic access		3,362	3,237	3,083
Local calls		1,284	1,504	1,567
PSTN value added services		250	259	280
National long distance calls		1,013	1,121	1,162
Fixed to mobile		1,566	1,597	1,517
International direct		234	266	307

		7,709	7,984	7,916

Mobiles
Mobile services		3,760	3,470	3,239
Mobile handsets		381	352	386

		4,141	3,822	3,625

Data and internet services
Internet and IP solutions		1,377	1,013	817
ISDN products		890	927	942
Specialised data		966	1,035	1,059

		3,233	2,975	2,818

Other products and services
Advertising and directories		1,585	1,341	1,205
Customer premises equipment		229	184	197
Payphones		121	141	148
Intercarrier services		1,146	1,103	1,136
Inbound calling products		449	476	494
Solutions management		931	508	501
Offshore controlled entities (a)		1,611	1,431	1,544
Pay TV bundling		263	154	23
Other sales and service		743	618	888

		7,078	5,956	6,136

	2	22,161	20,737	20,495

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
5. Segment information (continued)

		Telstra Group
		Year ended 30 June
		2005	2004	2003
	Note	$m	$m	$m

Information about sales revenue from our products and services (continued):
(a) Sales revenue from our offshore controlled entities is split between the following products and services:
International — PSTN products		501	388	348
International — Mobiles		751	744	921
International — Data and internet services		264	204	166
International — Intercarrier services		24	27	43
International — Other		71	68	66

		1,611	1,431	1,544

Information about our geographic operations (i)
Segment revenue from external customers
Australian customers		20,855	19,589	19,946
International customers		1,626	1,462	1,625

	2	22,481	21,051	21,571

Carrying amount of segment assets
Australian customers		32,080	30,872	31,264
International customers		4,230	4,121	4,335

		36,310	34,993	35,599

Non current segment assets acquired (excluding acquisition of investments)
Located in Australia		3,800	2,937	3,145
Located in international countries		246	188	187

		4,046	3,125	3,332

(i)	Our geographical operations are split between our Australian and international operations. Our international operations include the business of our international business segment (primarily businesses in Hong Kong and New Zealand) and our international business that serves multi-national customers in the TB&G segment. No individual geographical area forms a significant part of our operations apart from our Australian operations.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
6. Earnings per share

	Telstra Group
	Year ended 30 June
	2005	2004	2003
	¢	¢	¢

Basic and diluted earnings per share	35.5	32.4	26.6

	$m	$m	$m

The following reflects the earnings and share information used in determining our basic and diluted earnings per share:

Net profit	4,447	4,117	3,394

Adjustments:
Outside equity interests in net loss	—	1	35

Earnings used in the calculation of basic and diluted earnings per share	4,447	4,118	3,429

Number of
shares
(millions)

Weighted average number of issued ordinary shares used in the calculation of basic and diluted earnings per share (a) (b)	12,513	12,723	12,867

(a)	As at 30 June 2005, we had issued fully paid ordinary shares of 12,443,074,357 (2004: 12,628,359,026; 2003:
12,866,600,200).
On 15 November 2004, we completed an off-market share buy-back of 185,284,669 ordinary shares as part of our capital management program. The ordinary shares were brought back at $4.05 per share, comprising a fully franked dividend component of $2.55 per share and a capital component of $1.50 per share. The Commonwealth of Australia did not participate in the share buy-back (refer to note 18 for further information).
On 24 November 2003, we completed an off-market share buy-back of 238,241,174 ordinary shares as part of our capital management program. The ordinary shares were brought back at $4.20 per share, which comprised a fully franked dividend component of $2.70 per share and a capital component of $1.50 per share. The Commonwealth of Australia did not participate in the share buy-back.

(b)	There are no potential ordinary shares or dilutive ordinary shares. We are precluded from issuing instruments that gives rise to the issue of new shares by the Telstra Corporation Act 1991 (Cwth). The Telstra Growthshare Trust was established to allocate incentive shares, performance rights, deferred shares, restricted shares, options, directshares and ownshares to executives and employees. The Telstra Growthshare trustee purchases shares on market to underpin the various instruments issued (refer to note 19 for further information).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
7. Dividends

	Telstra Group			Telstra Entity
	Year ended 30 June			Year ended 30 June
	2005	2004	2003	2005	2004
	$m	$m	$m	$m	$m

Ordinary shares
Previous year final dividend paid	1,642	1,544	1,415	1,642	1,544
Interim dividend paid	1,742	1,642	1,544	1,742	1,642
Special dividend paid with the interim dividend	747	—	386	747	—

Total dividends paid	4,131	3,186	3,345	4,131	3,186

Dividends per ordinary share paid	¢	¢	¢

Previous year final dividend paid	13.0	12.0	11.0
Interim dividend paid	14.0	13.0	12.0
Special dividend paid with the interim dividend	6.0	—	3.0

Total dividends paid	33.0	25.0	26.0

As our final dividend (including the special dividend paid with the final dividend) for fiscal 2005 was not declared, determined or publicly recommended as at 30 June 2005, no provision has been raised in the statement of financial position. Our final dividend (including the special dividend paid with the final dividend) has been reported as an event subsequent to balance date and the provision for dividend has been raised at the declaration date, refer to note 28 for further details.
Our dividends paid have been franked in aggregate and per share to the extent detailed in the table below:

	Telstra Group
	Year ended 30 June
	2005	2004	2003
	%	%	%

Franking credit percentages
Previous year final dividend paid	100	100	100
Interim dividend paid	100	100	100
Special dividend paid with the interim dividend	100	—	100

Our dividends were franked at a tax rate of 30% for the last three years.
Our dividends paid or declared per share for each fiscal year are shown below:

	Telstra Group
	Year ended 30 June
	2005	2004	2003
	¢	¢	¢

Dividends paid/declared per ordinary share
Interim dividend	14	13	12
Special dividend paid with the interim dividend	6	—	3
Final dividend	14	13	12
Special dividend to be paid with the final dividend	6	—	—

Total	40	26	27

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
7.	Dividends (continued)

	Telstra Group			Telstra Entity
	Year ended 30 June			Year ended 30 June
	2005	2004	2003	2005	2004
	$m	$m	$m	$m	$m

The combined amount of exempting and franking credits available to us for the next fiscal year are:
Combined exempting and franking account balance as at 30 June (i)	285	625	585	285	625
Franking credits that will arise from the payment of income tax payable as at 30 June (ii)	519	512	614	519	512
Franking credits and exempting credits that we may be prevented from distributing in the next fiscal year	(24)	(25)	(1)	(24)	(25)

	780	1,112	1,198	780	1,112

Franking debits that will arise on paying dividends declared after 30 June but before completion of the financial report (iii)
Final dividend	747	704	662	747	704
Special dividend to be paid with the final dividend	320	—	—	320	—

	1,067	704	662	1,067	704

(i)	During fiscal 2003, legislation was enacted which enabled the Telstra Entity and its Australian resident wholly owned entities to be treated as a single entity for income tax purposes. The Telstra Entity elected to form a tax consolidated group from 1 July 2002. On entry into tax consolidation, the franking credits held in the franking accounts and exempting accounts of the subsidiary members were transferred to the Telstra Entity. Therefore, one franking account and one exempting account is maintained by the Telstra Entity for the tax consolidated group.
As at 30 June 2005, the Telstra Entity had a combined exempting and franking account balance of $285 million (2004: $625 million; 2003: $585 million). This total combines the surplus in its franking account of $261 million (2004: $600 million; 2003: $584 million) and a surplus of $24 million (2004: $25 million; 2003: $1 million) in its exempting account. The franking account balance of $261 million represents the amount of tax paid by the entity that is available for distribution to shareholders and equates to a fully franked distributable dividend of $609 million (2004: $1,400 million; 2003: $1,363 million). There are statutory restrictions placed on the distribution of exempting credits from the exempting account.
Additional franking credits will arise when the Telstra Entity pays tax instalments during fiscal 2006, relating to the fiscal 2005 and 2006 income tax years. Franking credits will be used when the Telstra Entity pays its 2005 final ordinary dividend (including special dividend to be paid with the final dividend) in fiscal 2006.

(ii)	Franking credits that arise from the payment of income tax are expressed at the 30% tax rate on a tax paid basis.

(iii)	The franking debits that will arise when we pay our final ordinary dividend (including the special dividend to be paid with the final dividend) have been expressed as the amount of franking credits that will be attached to a fully franked distribution.
We believe our current balance of franking credits combined with the franking credits that will arise on tax instalments expected to be paid during fiscal 2006, will be sufficient to cover the franking debits arising from our final dividend (including our the special dividend). Refer to note 28 for further details in relation to our dividends declared subsequent to year end.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
8. Cash assets

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2005	2004	2005	2004
	$m	$m	$m	$m

Current
Cash at bank and on hand	217	149	75	32
Bank deposits, bills of exchange and commercial paper (a)	1,323	538	1,285	511

	1,540	687	1,360	543

(a)	Bank deposits are held in the short term money market. The carrying amount of bank deposits, bills of exchange and commercial paper approximates net fair value due to their short term to maturity.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
9. Receivables

	Telstra Group			Telstra Entity
		As at 30 June		As at 30 June
		2005	2004	2005	2004
	Note	$m	$m	$m	$m

Current
Trade debtors (a)		2,630	2,459	1,970	1,894
Provision for doubtful debts		(159)	(196)	(125)	(161)

		2,471	2,263	1,845	1,733
Amounts owed by controlled entities (other than trade debtors)	27	—	—	2,194	1,265
Provision for amounts owed by controlled entities (other than trade debtors)	27	—	—	(1,469)	(994)

		—	—	725	271

Amounts owed by joint venture entities and associated entities (b)	27	32	—	—	-
Accrued revenue		976	1,043	930	1,001
Share loans to employees (c)	19,27	24	24	24	24
Cross currency swap hedge receivable	29	4	169	4	169
Other receivables		102	109	38	60

		1,138	1,345	996	1,254

		3,609	3,608	3,566	3,258

Non current
Amounts owed by controlled entities (other than trade debtors)	27	—	—	56	362
Provision for amounts owed by controlled entities (other than trade debtors)		—	—	—	(45)

		—	—	56	317

Amounts owed by joint venture entities and associated entities (d)	27	232	226	226	226
Provision for amounts owed by joint venture entities and associated entities	27	(232)	(226)	(226)	(226)

		—	—	—	—

Share loans to employees (c)	19,27	131	150	131	150
Reach capacity prepayment (e)	27	—	208	—	208
Cross currency swap hedge receivable	29	—	237	—	237
Other receivables (f)		109	145	103	135

		240	740	234	730

		240	740	290	1,047

(a) Our policy requires trade debtors to pay us in accordance with agreed payment terms. Depending on the customer segment, our settlement terms are generally 14 to 30 days from date of invoice. All credit and recovery risk associated with trade debtors has been provided for in the statement of financial position.
(b) During fiscal 2005, we formed a joint venture with Hutchison 3G Australia Pty Ltd (H3GA), to jointly own and operate H3GA’s existing 3G radio access network and fund future network development. During the year we provided funding to the joint venture for operational expenditure purposes. The balance owing will be settled within twelve months and is provided interest free.
(c) Share loans to employees represent amounts receivable from employees under the Telstra Employee Share Ownership Plan (TESOP97) and the Telstra Employee Share Ownership Plan II (TESOP99). At the commencement of the scheme, loans were advanced to participating employees to enable the purchase of Telstra shares. Loans under TESOP97 and TESOP99 are provided interest free. For further details on repayment terms refer to note 19 regarding the share plans.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

9. Receivables (continued)
(d) During fiscal 2004, together with our co-shareholder PCCW Limited (PCCW), we bought out a loan facility previously owed to a banking syndicate by Reach Finance Ltd, a controlled entity of our 50% owned joint venture Reach Ltd (Reach). Our share of the acquisition cost of the loan was US$155.5 million, which was recognised as a receivable at the date of the transaction.
In the period 17 June 2004 to 16 December 2004, interest arising on the loan under the loan facility was suspended and did not accrue. In the period 17 December 2004 to 16 April 2005, the loan accrued interest equivalent to the 3 month US LIBOR rate plus an additional 2.5%, amounting to $2 million, but payment of such interest was deferred. On 16 April 2005, we waived our right to receive further interest under this loan facility as part of the discharge of the Reach capacity prepayment and subsequent acquisition of an indefeasible right of use (refer to footnote (e) below for further details).
As part of the April 2005 agreement, the terms of maturity were altered such that the facility is now an interest free loan and is repayable on or after 31 December 2010 upon the giving of 6 months notice by both PCCW and us. We have provided for the non-recoverability of the loan as we do not consider that Reach is in a position to be able to repay the loan amount in the medium term.
(e) Until 16 April 2005, we were party to a capacity prepayment agreement (CPA) with our 50% owned joint venture entity, Reach and certain subsidiaries of Reach. The CPA had a face value of US$143 million and earned compounding interest equivalent to the 3 month US LIBOR rate plus an additional 2.5%. The CPA provided the right to receive future carriage and related services capacity equivalent to the amount of the prepayment and accrued interest.
On 16 April 2005, we terminated the CPA and entered into an indefeasible right of use (IRU) arrangement with Reach. Under this arrangement, Reach allocated its international cable capacity between us and our co-shareholder, PCCW, for payment of $205 million (US$157 million) each. Our share of the payment was made via discharge of Reach’s liabilities under the CPA in the amount of $187 million (US$143 million), accrued interest on the prepayment agreed at $16 million (US$12 million), and accrued interest on the loan facility referred to in footnote (d) above, agreed at $2 million (US$2 million).
The IRU has been classified as deferred expenditure and further details are available at note 14.
(f) Included in our other non current receivables is an amount of $45 million (2004: $65 million) from Telstra Growthshare. This non current receivable represents amounts provided to the Telstra Growthshare Trust to enable it to purchase shares on market to facilitate the senior executive equity participation scheme. The interest rate applicable to the loan balance at fiscal 2005 is 4.0% (2004: 4.0%). There are no specified repayment terms. Refer to note 19 for further information on Telstra Growthshare.
Also included in our other non current receivables is an amount of $59 million (2004: $69 million) which relates to customer deferred debt. This amount relates to eligible post paid customers where we allow repayment of the cost of their mobile handset and approved accessories monthly over 12, 18 or 24 months. This receivable is non interest bearing.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

10. Inventories

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2005	2004	2005	2004
	$m	$m	$m	$m

Current
Finished goods recorded at net realisable value	4	30	—	30
Finished goods recorded at cost	222	204	183	167
Provision for stock obsolescence	(25)	(29)	(16)	(15)

Total finished goods	201	205	167	182

Raw materials and stores recorded at cost	16	16	12	16
Construction contracts (a)	15	8	15	8

	232	229	194	206

Non current
Finished goods recorded at net realisable value	—	9	—	9
Finished goods recorded at cost	20	6	20	6
Provision for stock obsolescence	(5)	(5)	(5)	(5)

	15	10	15	10

(a) Construction contract disclosures are shown in the table below:

Gross amount of construction work in progress	65	33	65	33
Profits recognised to date	4	3	4	3

	69	36	69	36
Progress billings	(54)	(28)	(54)	(28)

	15	8	15	8

As at 30 June 2005, we had received advances in relation to our construction work in progress amounting to $7 million (2004: $nil).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

11. Investments

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2005	2004	2005	2004
	Note	$m	$m	$m	$m

Investments — accounted for using the equity method

Investment in joint venture entities		37	40	82	81
Provision for reduction in value		(4)	—	(50)	(49)

Carrying amount of investments in joint venture entities	24	33	40	32	32

Investment in associated entities		40	24	34	25
Provision for reduction in value		(24)	(24)	(22)	(25)

Carrying amount of investments in associated entities	24	16	—	12	—

		49	40	44	32

Investments — other

Listed securities
Investment in listed corporations (at cost) (i)		—	15	—	11

Unlisted securities and other investments
Investment in controlled entities (at cost)	23	—	—	12,868	12,537
Provision for reduction in value		—	—	(6,839)	(7,173)

Total investment in controlled entities		—	—	6,029	5,364

Investment in other corporations (at cost)		3	68	3	62
Provision for reduction in value		(3)	(3)	(3)	(2)

Total investment in other corporations (ii)		—	65	—	60

		—	80	6,029	5,435

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

11. Investments (continued)
Listed securities and investments in other corporations are as follows:

Name of investment	Principal	Ownership		Telstra Group’s recorded		Telstra Entity’s recorded
	activities	interest		amount of investment (*)		amount of investment (*)
		As at 30 June		As at 30 June		As at 30 June
		2005	2004	2005	2004	2005	2004
		%	%	$m	$m	$m	$m

(i) Listed securities
Infonet Services	International communications and
Corporation (a)	computing services	—	5.3	—	11	—	11
Other listed investments (b)				—	4	—	—

				—	15	—	11

(ii) Investments in other corporation
	Provision of satellite
Intelsat Limited (c)	capacity	—	1.7	—	60	—	60
Other investments (d)				—	5	—	—

				—	65	—	60

(*) Amounts shown net of provision for reduction in value.
(a) On 25 February 2005, we sold our investment in Infonet Services Corporation for $65 million.
(b) During fiscal 2005, we sold other minor listed investments for nominal consideration.
(c) On 28 January 2005, we sold our investment in Intelsat Limited for $69 million (US$53.3 million).
(d) During fiscal 2005, we sold other minor investments for nominal consideration. In addition, we were issued additional capital in m.Net Corporation Limited as consideration for in-kind services provided. As a result of the increase in shares held we classified the investment as a joint venture. Refer note 24 for further information.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
12. Property, plant and equipment

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2005	2004	2005	2004
	$m	$m	$m	$m

Land and site improvements
At cost	40	43	37	42

Buildings (including leasehold improvements)
At cost	840	752	743	706
Accumulated depreciation	(396)	(345)	(363)	(318)

	444	407	380	388

Communication assets (including leasehold improvements)
At cost	43,942	41,225	41,730	39,664
Accumulated depreciation	(21,843)	(19,726)	(21,214)	(19,214)

	22,099	21,499	20,516	20,450

Communication assets under finance lease
At cost	858	858	858	858

Accumulated depreciation	(434)	(359)	(434)	(359)

	424	499	424	499

Other plant, equipment and motor vehicles
At cost	1,058	1,384	753	1,004
Accumulated depreciation	(734)	(980)	(553)	(792)

	324	404	200	212

Equipment under finance lease
At cost	52	48	26	19
Accumulated depreciation	(32)	(37)	(10)	(10)

	20	11	16	9

Total property, plant and equipment
At cost	46,790	44,310	44,147	42,293
Accumulated depreciation	(23,439)	(21,447)	(22,574)	(20,693)

	23,351	22,863	21,573	21,600

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
12. Property, plant and equipment (continued)

		Telstra Group		Telstra Entity
		Year ended:	30 June	Year ended	30 June
		2005	2004	2005	2004
	Note	$m	$m	$m	$m

Land and site improvements

Opening cost		43	49	42	48
- additions		4	—	3	—
- disposals		(8)	(6)	(8)	(6)
- acquistion of businesses		1	—	—	—

Closing cost		40	43	37	42

Buildings (including leasehold improvements)

Opening net book value		407	419	388	386

Opening cost		752	698	706	653
- additions		47	65	43	63
-disposals		(16)	(18)	(15)	(11)
- acquisitions of businesses		57	2	—
- net foreign currency exchange differences on translation of financial statements of self-sustaining operations		(6)	2	—	—
- other		6	3	9	1

Closing cost		840	752	743	706

Opening accumulated depreciation		(345)	(279)	(318)	(267)
- disposals		4	9	3	1
- depreciation and amortisation expense	3	(56)	(55)	(48)	(55)
- net foreign currency exchange differences on translation of financial statements of self-sustaining operations		3	(1)	—	—
- other		(2)	(19)	—	3

Closing accumulated depredation		(396)	(345)	(363)	(318)

Closing net book value		444	407	380	388

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
12. Property, plant and equipment (continued)

		Telstra Group		Telstra Entity
		Year ended 30 June		Year ended 30 June
		2005	2004	2005	2004
	Note	$m	$m	$m	$m

Communication assets (including leasehold improvements)

Opening net book value		21,499	21,521	20,450	20,528

Opening cost		41,225	39,492	39,664	38,086
- additions		3,378	2,654	2,732	2,519
- disposals		(740)	(1,010)	(740)	(1,001)
- acquisitions of businesses		—	1	—	—
- net foreign currency exchange differences on translation of financial statements of self-sustaining operations		(37)	33	—	4
- other		116	55	74	56

Closing cost		43,942	41,225	41,730	39,664

Opening accumulated depreciation		(19,726)	(17,971)	(19,214)	(17,558)
- disposals		584	866	588	859
- acquisitions of businesses		—	(1)	—	—
- depreciation and amortisation expense	3	(2,682)	(2,602)	(2,571)	(2,504)
- net foreign currency exchange differences on translation of financial statements of self-sustaining operations		8	(11)	—	—
- other		(27)	(7)	(17)	(11)

Closing accumulated depreciation		(21,843)	(19,726)	(21,214)	(19,214)

Closing net book value		22,099	21,499	20,516	20,450

Communication assets under finance lease

Opening net book value		499	581	499	581

Opening and closing cost (a)		858	858	858	858

Opening accumulated depreciation		(359)	(277)	(359)	(277)
- depreciation and amortisation expense	3	(75)	(82)	(75)	(82)

Closing accumulated depreciation		(434)	(359)	(434)	(359)

Closing net book value		424	499	424	499

(a) In fiscal 2005 and fiscal 2004 there were no additions or disposals to this class of asset. As a result, our opening and closing cost has remained unchanged.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

12. Property, plant and equipment (continued)

		Telstra Group		Telstra Entity
		Year ended 30 June		Year ended 30 June
		2005	2004	2005	2004
	Note	$m	$m	$m	$m

Other plant, equipment and motor vehicles

Opening net book value		404	430	212	244

Opening cast		1,384	1,449	1,004	1,064
- additions		114	166	52	63
- disposals		(301)	(239)	(295)	(123)
- acquisitions of businesses		15	5	—	—
- net foreign currency exchange differences on translation of financial statements of self-sustaining operations		(14)	4	—	—
- other		(140)	(1)	(8)	—

Closing cost		1,058	1,384	753	1,004

Opening accumulated depreciation		(980)	(1,019)	(792)	(820)
- disposals		287	169	281	91
- acquisitions of businesses		—	(1)	—	—
- depreciation and amortisation expense	3	(124)	(121)	(50)	(64)
- net foreign currency exchange differences on translation of financial statements of self-sustaining operations		9	(4)	—	—
- other		74	(4)	8	1

Closing accumulated depreciation		(734)	(980)	(553)	(792)

Closing net book value		324	404	200	212

Equipment under finance lease
Opening net book value		11	12	9	7

Opening cost		48	52	19	9
- additions		13	48	12	—
- disposals		(9)	(36)	(5)	(4)
- acquisitions of businesses		4	—	—	14
- other		(4)	(16)	—	—

Closing cost		52	48	26	19

Opening accumulated depreciation		(37)	(40)	(10)	(2)
- disposals		3	15	—	—
- depreciation and amortisation expense	3	(9)	(13)	(7)	(11)
- other		11	1	7	3

Closing accumulated depreciation		(32)	(37)	(10)	(10)

Closing net book value		20	11	16	9

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

12. Property, plant and equipment (continued)
Communication assets
Communication assets include certain network land and buildings which are essential to the operation of our communication assets.
Current value of all land and buildings
We obtain valuations of all of our land and buildings at least once every three years and the current value as at 30 June 2005 was $2,882 million for both the Telstra Group and Telstra Entity (2004: $2,869 million).
These current values were not an independent valuation. The following bases are used in determining the current value of property, plant and equipment:

Property, plant and equipment	Valuation	Last valuation
category	basis	Date

General purpose land and buildings	Market value	31 March 2005
Network land	Market value	31 March 2004
Network buildings	Depreciated replacement cost	31 March 2004
Details of our capital expenditure and finance lease commitments are shown in note 20 to these financial statements.
Work in progress
In fiscal 2005, the Telstra Group has property, plant and equipment under construction amounting to $1,040 million (2004: $987 million). In fiscal 2005, the Telstra Entity has property, plant and equipment under construction amounting to $945 million (2004: $947 million). As these assets are not installed and ready for use, there is no depreciation being charged on the amounts.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
13. Intangible assets

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2005	2004	2005	2004
	$m	$m	$m	$m

Intangible — goodwill
Goodwill (a) (b)	2,826	2,498	22	22
Accumulated amortisation	(539)	(394)	(10)	(6)

	2,287	2,104	12	16

Intangibles — other

Mastheads	447	448	—	—

Patents, trademarks and licences	708	687	287	287
Accumulated amortisation	(183)	(154)	(124)	(102)

	525	533	163	185

Brandnames	212	211	—	—

Accumulated amortisation	(42)	(34)	—	—

	170	177	—	—

Customer bases	742	581	70	70
Accumulated amortisation	(303)	(238)	(51)	(35)

	439	343	19	35

	1,581	1,501	182	220

(a)	The movement in the carrying value of our net goodwill balance is summarised as follows:

	Telstra Group
	As at 30 June
	2005	2004
	$m	$m

Carrying amount at beginning of year	2,104	2,018
Additional goodwill recognised (i)(ii)	328	209
Amortisation expense	(145)	(123)

Carrying amount at end of year	2,287	2,104

(i) During fiscal 2005, we acquired 100% of the issued share capital of the following entities:
•	KAZ Group Limited and its controlled entities, which resulted in additional goodwill of $205 million;

•	PSINet UK Limited and its controlled entities, which resulted in additional goodwill of $82 million;

•	ESA Holding Pty Ltd and its controlled entity, Damovo (Australia) Pty Ltd, and Damovo HK Limited (Damovo Group); which resulted in additional goodwill of $16 million; and

•	Universal Publishers Pty Ltd, which resulted in additional goodwill of $15 million.
Various other entities were also acquired during the current year, which resulted in the recognition of additional goodwill amounting to $10 million. Refer to note 23 for further details on our acquisitions.
(ii)	During fiscal 2004, we acquired 100% of the issued share capital of the following entities:
•	Trading Post (Australia) Holdings Pty Ltd and its controlled entities, which resulted in additional goodwill of $179 million; and

•	Cable Telecom (GB) Limited, which resulted in additional goodwill of $23 million.
In fiscal 2004, we also acquired a 75% controlling interest in Invizage Pty Ltd, which resulted in additional goodwill of $7million.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
13. Intangible assets (continued)
(b) As at 30 June 2005, the net goodwill was attributable to investments made in the following controlled entities:

	Telstra Group
	As at 30 June
	2005	2004
	$m	$m

Telstra CSL Limited	1,586	1,685
KAZ Group Limited	195	—
Trading Post (Australia) Holdings Pty Ltd	169	177
TelstraClear Limited	132	137
Telstra PSINet Limited (formerly PSINet UK Limited)	79	—
Sensis Pty Ltd	33	36
Cable Telecom (GB) Limited	21	23
Telstra Enterprise Services Pty Ltd	18	25
ESA Holding Pty Ltd	16	—
Universal Publishers Pty Ltd	15	—
Telstra eBusiness Services Pty Ltd	9	10
Other	14	11

Net goodwill	2,287	2,104

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
14. Other assets

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2005	2004	2005	2004
	Note	$m	$m	$m	$m

Current
Net deferred mobile phone handset subsidies		241	205	241	205
Deferred expenditure		305	286	264	249
Prepayments		250	227	174	148
Converting note issued by PCCW (a)		—	85	—	85

		796	803	679	687

Non current
Deferred expenditure		298	350	294	345
Accumulated amortisation		(7)	(6)	(7)	(6)

		291	344	287	339

Software assets developed for internal use (b)		3,702	3,335	3,300	3,135
Accumulated amortisation		(1,699)	(1,412)	(1,569)	(1,373)

		2,003	1,923	1,731	1,762

Reach indefeasible right of use (c)		219		219
Accumulated amortisation		(3)	—	(3)	—

		216	—	216	—

Future income tax benefit	4	2	2	—	—
Net deferred mobile phone handset subsidies		98	59	98	59

		2,610	2,328	2,332	2,160

(a) On 30 June 2005, we redeemed the converting note issued by PCCW Limited (PCCW) for cash consideration of $76 million. The note had a carrying value of $80 million, which resulted in us realising a loss on conversion of $4 million. This loss represented a 5% discount which was negotiated for the redemption of the note in cash. The converting note originally had a three year term with interest compounded at 5% per annum. The converting note expired and became payable on 30 June 2005.
(b) In fiscal 2005, the Telstra Group had software assets under construction amounting to $362 million (2004: $337 million). In fiscal 2005, the Telstra Entity has software assets under construction amounting to $301 million (2004: $278 million). As these assets were not installed and ready for use, no amortisation being charged on the amounts.
(c) On 16 April 2005, we entered into an arrangement with our joint venture entity, Reach Ltd (Reach), and our co-shareholder PCCW, whereby Reach’s international cable capacity was allocated between us and PCCW under an indefeasible right of use (IRU) agreement.
We paid Reach $205 million (US$157 million) for the IRU, which was made up of the discharge of Reach’s liabilities under the capacity prepayment agreement we held with Reach, the accrued interest thereon, and other accrued interest owed under the Reach loan facility. Refer to note 9 for further details.
The IRU is amortised over the contract periods for the capacity on the various international cable systems, which range from 5 to 22 years. Over the period of the IRU, we will pay Reach an outsourcing fee for managing our cable usage on a cost-plus mark up basis, which is recorded as an expense as incurred.
As part of the arrangement, we have committed to fund half of Reach’s committed capital expenditure for the period until 2022, up to a value of US$106 million. Any amounts we provide to Reach to fund this capital expenditure will be added to the value of the IRU and amortised over its remaining life. Refer to note 21 for further details. In the period since we acquired the IRU, Reach has drawn down $14 million under this commitment.

     Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2005	2004	2005	2004
	Note	$m	$m	$m	$m

Current
Trade creditors (a)		649	624	480	493
Accrued expenses		1,057	1,050	816	824
Accrued capital expenditure		289	266	210	216
Accrued interest		227	179	227	179
Deferred cash settlement for acquisitions (b)		321	—	—	—
Other creditors (a)		266	219	219	174
Amounts owed to controlled entities (other than trade creditors)	27	—	—	5	5

		2,809	2,338	1,957	1,891

Non current Deferred cash settlement for acquisitions (b)		107	—	—
Other creditors		15	49	13	46

		122	49	13	46

(a) Trade creditors and other creditors are non interest bearing liabilities. We generally process trade creditor payments once they have reached 30 days from the date of invoice for electronic funds transfer payments, or 30 days from the end of the month of invoice for other payments.
(b) Included in our deferred cash settlement for acquisitions are our remaining obligations for the purchase of the third generation radio access network assets from Hutchison 3G Australia Pty Ltd. The purchase price of these assets at transaction date amounted to $450 million, payable over two years. We recognised this payable at present value in our statement of financial position and are releasing the associated interest over the period of the payable. For fiscal 2005, this release of interest amounted to $13 million.
As at balance date we have $309 million included in our current deferred consideration and $107 million included in our non current deferred consideration relating to this transaction. Our liability will be settled by our final payment due on l July 2006. Refer to the notes accompanying our statement of cash flows for further information.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
16. Interest-bearing liabilities

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2005	2004	2005	2004
	Note	$m	$m	$m	$m
Current
Short term debt
Bank overdraft (a)		14	—	—	—
Loan from joint venture entities and associated entities (b)	27	—	1	—	1
Bills of exchange and commercial paper (c)		449	869	449	869

		463	870	449	870

Long term debt — current portion
Loans from wholly owned controlled entities	27	—	—	2,400	2,282
Telstra bonds (d)		516	273	516	273
Other loans (e)		523	2,096	523	2,096
Finance leases	20	5	7	4	6
Cross currency swap hedge payable (e)		11	—	11	—

		1,055	2,376	3,454	4,657

		1,518	3,246	3,903	5,527

Non current
Long term debt
Telstra bonds (d)		2,608	2,136	2,608	2,136
Other loans (e)		8,297	6,458	8,297	6,458
Finance leases	20	47	10	13	10
Cross currency swap hedge payable (e)		864	410	864	410

		11,816	9,014	11,782	9,014

Total debt payable
Short term debt
Bank overdraft (a)		14	—	—	—
Loan from joint venture entities and associated entities (b)	27	—	1	—	1
Bills of exchange and commercial paper (c)		449	869	449	869

		463	870	449	870

Long term debt (including current portion)
Loans from wholly owned controlled entities	27	—	—	2,400	2,282
Telstra bonds (d)		3,124	2,409	3,124	2,409
Other loans (e)		8,820	8,554	8,820	8,554
Finance leases	20	52	17	17	16
Cross currency swap hedge payable	29	875	410	875	410

		12,871	11,390	15,236	13,671

		13,334	12,260	15,685	14,541

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
16. Interest-bearing liabilities (continued)
Our long term debt (excluding cross currency swap hedge payable) is repayable over years ending 30 June as follows:

	Telstra Group
	2006	2007	2008	2009	2010	after 2010	Total
	$m	$m	$m	$m	$m	$m	$m

Telstra bonds (d)	517	500	—	500	—	1,649	3,166

Unamortised discount							(42)

							3,124

Other loans (e)	496	390	1,297	83	792	5,804	8,862

Unamortised discount							(42)

							8,820

Finance leases	12	10	10	8	5	54	99

Future finance charges							(47)

							52

Total long term debt payable (excluding cross currency swap hedge payable)	1,025	900	1,307	591	797	7,507	12,127

Unamortised discount							(131)

							11,996

Assets pledged as security
On 9 January 2004, our 50% owned pay television joint venture FOXTEL entered into a $550 million bank facility arrangement to fund its full digital conversion and launch of new digital services. The use of this facility is subject to certain conditions being met and full repayment is due on 30 September 2008.
As part of this arrangement, our controlled entity Telstra Media Pty Ltd as a FOXTEL partner, and FOXTEL itself, have pledged their respective assets as collateral in favour of the banks. The carrying value of the assets pledged in Telstra Media Pty Ltd as at 30 June 2005 was $nil. Refer to note 21, for details of an equity contribution deed entered as part of this agreement.
Our interest-bearing liabilities are unsecured, except for finance leases which are secured, as the rights to the leased asset transfer to the lessor in the event of a default by us.
(a) Bank overdraft
As at 30 June 2005, we had a bank overdraft of $14 million (2004: nil), which related to a controlled entity. This bank overdraft is unsecured, with interest being charged daily, net of the controlled entity’s offsetting position of cash in bank and any outstanding loans. The weighted average effective interest rate relating to this overdraft is 6.27% (2004: nil).
(b) Loan from joint venture entities and associated entities
As at 30 June 2005, we have no loans outstanding from joint venture entities or associated entities. As at 30 June 2004, we owed a joint venture entity $1 million for an amount deposited with the Telstra Entity. The amount was repayable on demand and had an interest rate of 4.70%. The amount was repaid during fiscal 2005.
(c) Bills of exchange and commercial paper
We have issued bills of exchange and commercial paper of $449 million (2004: $869 million) to financial institutions with an original maturity of less than 180 days. At 30 June 2005, all $449 million (2004: $651 million) of the commercial paper matures in less than three months.
The weighted average effective interest rate applicable to the commercial paper at 30 June 2005 was 5.24% (2004: 5.21%).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
16. Interest-bearing liabilities (continued)
(d) Telstra bonds
Telstra bonds have been issued to both retail and wholesale investors. They have effective interest rates ranging from 6.48% to 12.67% (2004: 7.23% to 12.67%) and mature up until the year 2020 (2004: 2020). During fiscal 2005, $273 million (2004: $210 million) of Telstra bonds matured. Our Telstra bonds are repayable in the years ending 30 June as follows:

	Telstra Group
Due in the year ending 30 June	2006	2007	2008	2009	2010	after 2010	Total
	$m	$m	$m	$m	$m	$m	$m

Coupon interest rate
up to 6.0%	—	—	—	—	—	35	35
up to 8.0%	—	500	—	500	—	1,510	2,510
up to 10.0%	13	—	—	—	—	28	41
up to 12.0%	504	—	—	—	—	44	548
up to 16.0%	—	—	—	—	—	32	32

	517	500	—	500	—	1,649	3,166

Unamortised discount							(42)

							3,124

(e) Other loans
Details of our other loans including currency of borrowing, interest rates and maturity dates are presented in the table below:

Telstra Group - Other loans details	A$ amount		Interest rates		Maturity dates

	As at 30 June		Year ended 30 June		As at 30 June
	2005	2004	2005	2004	2005	2004
	A$m	A$m	%	%

Australian dollar loans	250	250	5.93%	5.93%	November 2007	November 2007
			3.49% to	1.48% to	between Nov 2005	between Nov 2005
US dollar loans	1,309	1,453	6.50%	6.50%	and April 2012	and April 2012
			3.00% to	2. 56% to	between June 2010	between June 2005
Euro eurobond loan	4,723	4,368	6.38%	6.38%	and July 2015	and June 2011
Deutschemark eurobond loan	808	894	5.13%	5.13%	April 2008	April 2008
French franc loan	362	400	6.00%	6.00%	December 2006	December 2006
Swiss franc eurobond loan	304	344	2.50%	3.38%	April 2013	June 2005
			0.31% to	0.30% to	between July 2007	between July 2007
Japanese yen loans	333	241	1.89%	1.65%	and Nov 2014	and Sept 2010
Singapore dollar loans	78	85	3.80%	3.80%	March 2008	March 2008
			6.99% to		between Nov 2011
New Zealand dollar loans	183	—	7.15%	—	and Nov 2014	—
British pound sterling loans	470	519	6.13%	6.13%	August 2014	August 2014

Total other loans including current portion	8,820	8,554

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
16. Interest-bearing liabilities (continued)
(e) Other loans (continued)
To appropriately assess our foreign currency borrowings included in other loans, the hedge receivables and hedge payables arising from our cross currency swaps entered to hedge this position should also be considered. The following table shows our other loan position, net of our outstanding cross currency swap contracts:

	Telstra Group

	As at 30 June
	2005	2004
	$m	$m

Other loans	8,820	8,554
- less hedge receivable — current	(4)	(169)
- less hedge receivable — non current	—	(237)
- add hedge payable — current	11	—
- add hedge payable — non current	864	410

Other loans net of cross currency swaps	9,691	8,558

(f) Financing arrangements

	Telstra Group		Telstra Entity

	As at 30 June		As at 30 June
	2005	2004	2005	2004
	$m	$m	$m	$m

Our financing arrangements
We have access to the following lines of credit:

Credit standby arrangements
Unsecured committed cash standby facilities which are subject to annual review	892	849	887	815
Amount of credit unused	891	820	887	815

We have commercial paper facilities in place with financial institutions under which we may issue up to $13,842 million (2004: $15,000 million). As at 30 June 2005, we had drawn down $449 million (2004: $869 million) of these commercial paper facilities. These facilities are not committed or underwritten and we have no guaranteed access to the funds.
Generally, our facilities are available unless we default on any terms applicable under the relevant agreements or become insolvent.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
17. Provisions

	Telstra Group		Telstra Entity

	As at 30 June		As at 30 June
	2005	2004	2005	2004
	$m	$m	$m	$m

Current
Employee benefits (a)	336	312	288	288
Workers’ compensation (b)(c)	32	32	31	31
Other provisions (b)(c)	21	14	5	12

	389	358	324	331

Non Current
Employee benefits (a)	610	559	588	549
Workers’ compensation (b)(c)	182	184	175	176
Other provisions (b)(c)	44	35	16	15

	836	778	779	740

(a) Aggregate employee benefits and related on-costs liability
Current provision for employee benefits	336	312	288	288
Non current provision for employee benefits	610	559	588	549
Accrued labour and on-costs(i)	237	179	225	175

	1,183	1,050	1,101	1,012

(i) Accrued labour and related on-costs are included within our current payables (refer to note 15).
Provision for employee benefits consist of amounts for annual leave, long service leave accrued by employees and provision for redundancy payments.
Non current employee benefits for long service leave are measured at their present value. The following assumptions were adopted in measuring this amount:

	Telstra Group		Telstra Entity

	As at 30 June		As at 30 June
	2005	2004	2005	2004

Weighted average projected increase in salaries, wages and associated on-costs	4.0%	4.0%	4.0%	4.0%
Weighted average discount rates	5.4%	5.7%	5.4%	5.7%
Leave taking rates	13.3%	13.2%	13.3%	13.3%
(b) Information about our provisions, other than employee benefits
Workers’ compensation
We self insure for our workers’ compensation liabilities. We provide for our obligations through an assessment of accidents and estimated claims incurred. The provision is based on a semi-annual actuarial review of our workers’ compensation liability.
Present values are calculated using appropriate rates based on government guaranteed securities with similar due dates. Actual compensation paid may vary where accidents and claims incurred vary from those estimated.
Our controlled entities do not self insure, but pay annual premiums to third party insurance companies for their workers’ compensation liabilities.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
17. Provisions (continued)
(b) Information about our provisions, other than employee benefits (continued)
Other
Other provisions include provision for restructuring, provision for warranties, provision for restoration costs and other general provisions. The provision for restructuring relates to restructuring costs expected on acquisition of controlled entities and our internal restructures. The provision for warranties relates to our best estimate of warranty costs expected to meet our products’ future repairs and replacement based on current sales levels and past historical information. Provision for restoration costs relates to our future expected restoration obligations in relation to the fitout of our general purpose leased buildings. Other general provisions are to cover future costs that we are obligated to meet as a result of past transactions entered into. Actual costs incurred may vary from those provided for when there is variation from our original estimates.
(c) Movement in provisions, other than employee benefits

	Telstra Group		Telstra Entity

	Year ended 30 June		Year ended 30 June
	2005	2004	2005	2004
	$m	$m	$m	$m

Workers’ compensation

Opening balance	216	236	207	220
- additional provisions	—	4	—	3
- amount used	—	(1)	—	—
- reductions due to remeasurements	(5)	(21)	(4)	(18)
- other	3	(2)	3	2

Closing balance	214	216	206	207

Other

Opening balance	49	80	27	35
- additional provisions	35	7	3	6
- amount used	(10)	(30)	(3)	(18)
- reductions due to remeasurements	(13)	(11)	(6)	(2)
- other	4	3	—	6

Closing balance	65	49	21	27

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
18. Contributed equity

	Telstra Group		Telstra Entity

	As at 30 June		As at 30 June
	2005	2004	2005	2004
	$m	$m	$m	$m

Fully paid ordinary shares (a) (b)	5,793	6,073	5,793	6,073

(a) Each of our fully paid ordinary shares carries the right to one vote at a meeting of the Company. Holders of our shares also have the right to receive dividends as declared, and to participate in the proceeds from sale of all surplus assets in proportion to the total shares issued in the event of the Company winding up. In fiscal 2005 and fiscal 2004 we had no outstanding equity that could have been called up in the event of the Company winding up.
(b) On 15 November 2004, we completed an off-market share buy-back of 185,284,669 ordinary shares as part of our capital management program. The ordinary shares were bought back at $4.05 per share, comprising a fully franked dividend component of $2.55 per share and a capital component of $1.50 per share. The Commonwealth of Australia did not participate in the share buy-back.
The shares bought back were subsequently cancelled, reducing the number of fully paid ordinary shares on issue. In total, 1.47% of our total issued ordinary shares, or 3.0% of our non Commonwealth owned ordinary shares, were bought back.
The movement in the number of issued, fully paid ordinary shares is as follows:

Number of
shares

Balance at 30 June 2004	12,628,359 026
Shares bought back	(185,284,669)

Balance at 30 June 2005	12,443,074,357

The cost of the share buy-back comprised a purchase consideration of $750 million and associated transaction costs of $6 million.
In accordance with the substance of the buy-back, shareholders’ equity decreased as follows:

Year ended
30 June
2005
$m

Contributed equity	280
Retained profits	476

756

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
19. Employee share plans
The Company has a number of employee share plans that are available for directors, senior executives and employees, these include:
•	the Telstra Employee Share Ownership Plans (TESOP99 and TESOP97); and

•	those conducted through the Telstra Growthshare Trust.
The nature of each plan, details of plan holdings and movements in holdings, and other relevant information is disclosed in the following:
(a)	TESOP99 and TESOP97

(i)	Nature of TESOP99 and TESOP97
As part of the Commonwealth’s sale of its shareholding in fiscal 2000 and fiscal 1998 we offered our eligible employees as defined by the employee share plans the opportunity to buy Telstra shares. The shares were ordinary shares of the Telstra Entity at the time of the offer.
These share plans were:
•	the Telstra Employee Share Ownership Plan II (TESOP99); and

•	the Telstra Employee Share Ownership Plan (TESOP97).
All eligible employees of the Telstra Entity and of companies that Telstra owned greater than 50% equity were able to participate in the plans. Certain employees who were part time, casual, fixed term, on leave without pay or living outside Australia and contractors were not eligible to participate.
Generally, employees were offered interest free loans by the Telstra Entity to acquire certain shares and in some cases became entitled to certain extra shares and loyalty shares as a result of participating in the plans. All shares acquired under the plans were transferred from the Commonwealth either to the employees or to the trustee for the benefit of the employees. Telstra ESOP Trustee Pty Ltd is the trustee for TESOP99 and TESOP97 and holds the shares on behalf of participants. This company is 100% owned by Telstra.
While a participant remains an employee of the Telstra Entity, a company in which Telstra owns greater than 50% equity, or the company which was their employer when the shares were acquired, there is no date by which the employee has to repay the loan. The loan may, however, be repaid in full at any time by the employee using his or her own funds.
The loan shares, extra shares and in the case of TESOP99, the loyalty shares, were subject to a restriction on the sale of the shares or transfer to the employee for three years, or until the relevant employment ceases. This restriction period has now been fulfilled under each plan.
Given conclusion of the restriction period, the employee can now sell the shares provided the loan is repaid in full for the loan shares and TESOP97 extra shares. Participating employees are entitled to receive dividends and voting rights in the shares. Approximately 70% of the dividends on the loan shares and TESOP97 extra shares held for the employees under the plans are used to repay their loans.
If a participating employee leaves the Telstra Entity, a company in which Telstra owns greater than 50% equity, or the company which was their employer when the shares were acquired, to acquire the relevant shares the employee must repay their loan within two months of leaving. This is the case except where the restriction period has ended because of the employee’s death or disablement (in this case the loan must be repaid within 12 months).
If the employee does not repay the loan when required, the trustee can sell the shares if the sale proceeds cover the amount outstanding on the loan plus relevant costs. The sale proceeds must then be used to pay the costs of the sale and any amount outstanding on the loan, after which the balance will be paid to the employee. The Telstra Entity’s recourse under the loan is limited to the amount recoverable through the sale of the employee’s shares.
For TESOP99, the Government guaranteed an allocation of up to 5,000 shares for employees using their own funds to purchase shares in the public offer. These shares are directly held by the employees.
Further details on each of the plans are highlighted in the table following in section (a) (ii).
Telstra incurs expenses in relation to the administration of the trusts for TESOP99 and TESOP97. These are recognised in the statement of financial performance of Telstra as incurred. The allocation of shares under these plans did not give rise to any other expense to be recognised by us in the current or prior period.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
19. Employee share plans (continued)
(a) TESOP99 and TESOP97 (continued)
(ii) TESOP99 and TESOP97 — Share plan information
The table below provides information about our TESOP99 and TESOP97 share plans:

	TESOP99		TESOP97

Date used to determine number of eligible employees	27 August 1999		20 September 1997
Date the plan started	16 October 1999		15 November 1997
Number of employees eligible to participate	53,900		64,309

Price paid by employee —first instalment	(16 October 1999) $4.50		(15 November 1997) $1.95
Price paid by employee —second instalment	(2 November 2000) $2.90		(17 November 1998) $1.35

Total price paid by employee and market price on date of issue	$7.40		$3.30

Number of shares each eligible employee was able to buy with interest free loan (loan shares)	400		2,000
Number of extra shares received by each eligible employee	one extra share for every four guaranteed allocation shares purchased up to a limit of 200		one extra share for every four loan shares or non-loan shares purchased up to a limit of 500

The date participating employees have full ownership of the loan shares and extra shares (a)	16 October 2002		15 November 2000
Number of employees who purchased loan shares	42,439		55,748
Total number of loan shares initially purchased	16,939,000		109,979,100
Total number of extra shares initially acquired relating to loan shares	(b	)	27,494,775

Number of employees who used their own funds to buy shares in the TESOP’s and received extra shares	21,424		2,282
Number of shares initially purchased under the TESOP’s with own funds	(c	)	3,776,732
Number of extra shares initially acquired by employees from using their own funds	(b) 3, 903, 314		944,183

Total market value of shares at issue date	$93,790,413 (first instalment)		$277,279,841 (first instalment)
(including extra shares)	$58,832,889 (second instalment)		$181,936,265 (second instalment)

	$76,225,500 (first instalment)		$221,823,872 (first instalment)
Total initial loan made to employees	$48, 556, 440 (second instalment)		$144,401,940 (second instalment)

Loan discount paid on behalf of employees ($1 per loan)	$42,439		$55,748

Number of Commonwealth loyalty shares available to each eligible employee at no additional cost (shares need to be held for 12 months to qualify)	one for every 10 shares purchased up to a limit of 80		one for every 10 non loan shares purchased in the public offer up to a limit of 200
Number of employees who received Commonwealth loyalty shares	(d) 17, 138		21,761
Number of loyalty shares issued	(d) 1,243,305		3,162,222
Market value of Commonwealth loyalty shares issued	(d) $7,696,058 ($6.19 per share)		$20,363,290 ($6.46 per share)

(a)	In the case of all loan shares, and extra shares acquired under TESOP97, the loan must be repaid in full before shares may be transferred to the employee.

(b)	For TESOP99, the extra shares were acquired under the Commonwealth component as a result of employees acquiring guaranteed allocation shares in the public offer using their own funds.

(c)	Guaranteed allocation shares not included as these were acquired by employees from the Commonwealth under the Commonwealth component.

(d)	TESOP99 loyalty shares were issued to eligible employees still holding their Commonwealth component shares on 2 November 2000 and did not prepay the final instalment.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
19. Employee share plans (continued)
(a) TESOP99 and TESOP97 (continued)
(ii) TESOP99 and TESOP97 — Share plan information (continued)
The following information details the number of outstanding equity instruments and loan balances relevant to the TESOP99 and TESOP97 plans:

	Employee share plans
	As at 30 June
	2005	2004

Market price of Telstra shares	$5. 06 per share	$5.03 per share
Employee share loan balance (total including current and non current, excluding Growthshare option loans —note 9)	$155 million	$174 million

TESOP99

Remaining employees with loan shares (a)	36,412	36,628
Remaining number of loan shares	14,535,900	14,622,000

TESOP97

Remaining employees with loan shares	18,524	19,525
Remaining number of loan shares	36,674,100	38,661,600
Remaining number of extra shares	9,168,525	9,665,400

(a)	The number of employees with loan shares includes 14,050 (2004: 13,238) employees that have ceased employment and elected not to repay their loan. The Telstra ESOP Trustee continues to hold the shares relating to those loans until the share price is sufficient to recover the loan amount and associated costs. The Trustee will then sell the shares. As at 30 June 2005, there were 5,603,100 shares held for this purpose (2004: 5,295,200).

(iii) TESOP99 and TESOP97 — other information
Shares held by the TESOP99 and TESOP97 trusts for the purposes of facilitating the operations of the relevant share plans amount to 60,378,525 shares (2004: 62,949,000 shares). The fair value of these shares as at 30 June 2005 based on the market value of Telstra shares at balance date amounts to $306 million (2004: $317 million). As the final restriction period for these shares was completed on 16 October 2002, they are now considered fully transferable to the employees once the loan has been repaid in full.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
19. Employee share plans (continued)
(b) Telstra Growthshare Trust
The Telstra Growthshare Trust commenced in fiscal 2000. Under the trust, Telstra operates a number of different short and long term incentive equity plans whereby the following equity based instruments may be allocated:
•	incentive shares;

•	performance rights;

•	deferred shares;

•	restricted shares; and

•	options.
in addition, the following share plans are operated for our non executive directors and certain eligible employees:
•	direct shares; and

•	own shares.
The trustee for the trust is Telstra Growthshare Pty Ltd. This company is 100% owned by Telstra.
Short term incentive equity plan
Incentive Shares
In fiscal 2005, the Board revised the chief executive officer’s and senior executives’ remuneration structure to provide half of their short term incentive payments in rights to acquire Telstra shares. Previously the full amount was provided in cash. Known as ‘incentive shares’, these new rights will vest equally over a period of three years on the anniversary of their allocation date, subject to the executive’s continued employment with any entity that forms part of the Telstra Group.
Incentive shares will become vested incentive shares after the executive has satisfied the relevant continued period of employment (1, 2 or 3 years). At this time, the executive will be invited to exercise their vested incentive shares at a cost of $1 in total for all of the incentive shares exercised on a particular day. Vested incentive shares must be exercised before their expiry date, otherwise they will lapse.
Once the vested incentive shares are exercised, Telstra shares will be transferred to the executive. Until this time, the executive cannot use the incentive shares (or vested incentive shares) to vote or receive dividends. Any dividends paid by the Company prior to exercise will increase the number of Telstra shares allocated to the executive when the vested incentive shares are exercised. The allocation of incentive shares is determined by the Board in August each year. There has not yet been any allocation as at 30 June 2005 hence there are no amounts recognised for incentive shares in any of the tables that follow.
The issue of incentive shares is recorded as an expense when we provide funding to the trust to purchase Telstra shares on market to underpin the incentive shares. As no allocation has occurred during fiscal 2005, we have not recognised any expense for these instruments.
Long term incentive equity plans
(i) Nature of the share plans
The purpose of the performance rights, deferred shares, restricted shares and option plans is to align key executives’ rewards with shareholders’ interests, and reward performance improvement supporting business plans and corporate strategies. These plans are administered through the Telstra Growthshare Trust. The Board determines who is invited to participate in the share plans.
Allocations have been made over a number of years in the form of performance rights, restricted shares and options under our long term incentive plan, and deferred shares under our deferred remuneration plan. Instruments issued represent a right to acquire a share in Telstra. Generally, the performance rights, restricted shares and options may only be exercised to acquire Telstra shares if a performance hurdle is satisfied in the performance period and in the case of options, the exercise price is paid by the executive. Deferred shares may only be exercised when a prescribed period of service has been completed.
Performance rights
We have two types of performance rights on issue. These are the total shareholder return (TSR) performance rights and the earnings per share (EPS) performance rights. The major difference between these two types of instruments is in the performance hurdle to be achieved to enable vesting. Details of the performance hurdles required for performance rights are detailed below.
For both types of performance rights, an executive is not entitled to Telstra shares before the performance rights allocated under Telstra Growthshare become vested performance rights and are therefore exercisable. If the performance hurdle is satisfied during the performance period, a specified number of performance rights as determined in accordance with the trust deed and terms of issue, will become vested performance rights. The vested performance rights can then be exercised at any time before the expiry date, otherwise they will lapse. Once the vested performance rights are exercised, Telstra shares will be transferred to the executive. Until this time, the executive cannot use the performance rights (or vested performance rights) to vote or receive dividends.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
19. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
(i) Nature of the share plans (continued)
Performance rights (continued) Telstra shares will be transferred to the executive on exercise of vested performance rights. The executive may exercise the performance rights at a cost of $1 in total for all of the performance rights exercised on a particular day. The issue of performance rights is recorded as an expense when we provide funding to the trust to purchase Telstra shares on market to underpin the performance rights. In fiscal 2005, we recorded an expense of $16.6 million for total performance rights (2004: $8.6 million).
Deferred shares
The chief executive officer and senior executives were previously provided part of their annual fixed remuneration in the form of rights to Telstra shares that vest upon completing certain employment requirements. These deferred shares were considered to be a method of deferring a component of the executives remuneration. Generally, if an executive continues to be employed by an entity that forms part of the Telstra Group three years after the commencement date of the instrument, the deferred share will become a vested deferred share.
Vested deferred shares must be exercised before the expiry date, otherwise they will lapse. Once exercised, Telstra shares will be transferred to the executive. Until this time, the executive can not use the deferred shares or vested deferred shares to vote or receive dividends. The executive may exercise the deferred shares at a cost of $1 in total for all of the deferred shares exercised on a particular day.
The issue of deferred shares is recorded as an expense when we provide funding to the trust to purchase Telstra shares on market to underpin the deferred shares. In fiscal 2005, there were no deferred shares allocated and therefore no expense (2004: $10.7 million).
Restricted shares
The executive is not entitled to Telstra shares before the restricted shares allocated under the trust are exercised. If the performance hurdle is satisfied in the performance period, the restricted shares will vest and may be exercised at any time before the expiry date, otherwise they will lapse. Once the restricted shares have vested, they become restricted trust shares, which will generally be held by the trustee for the executive for a certain period. Once converted into restricted trust shares, the executive has an interest in Telstra shares and is entitled to dividends, other distributions, and voting rights.
Restricted trust shares are held by the Trustee until the earlier of:
•	the period determined in accordance with the trust deed;

•	the executive finishes employment with Telstra; or

•	a date nominated by the Board.
The executive may exercise restricted shares at a cost of $1 in total for all of the restricted shares exercised on a particular day. These shares were recorded as an expense to us when we provided funding to the trust to purchase them on market. In fiscal 2005 and fiscal 2004, there were no restricted shares allocated and therefore no associated expense.
Options
An executive is not entitled to Telstra shares before the options allocated under Telstra Growthshare initially vest, and then are exercised. This means that the executive cannot use options to vote or receive dividends. If the performance hurdle is satisfied in the performance period, options may be exercised at any time before the expiry date otherwise they will lapse. Details of the performance hurdle for options is detailed below.
Once the options are exercised and the option price paid, Telstra shares will be transferred to the executive.
We provide loans to the trustee to enable it to purchase Telstra shares on market to underpin the options. When exercised, the executive pays for the shares at the exercise price and the loan is repaid to us. We receive interest on the loans to the trust. On the basis that the executives must pay the exercise price of the options, which repays the loans made by Telstra, there is no cash expense incurred by us and included in our statement of financial performance. We have not issued options during fiscal 2005 or fiscal 2004. Previously issued options remain outstanding and valid until they lapse.
Performance hurdle for TSR performance rights, restricted shares and options
The exercise of TSR performance rights, restricted shares and options are subject to certain performance hurdles. For allocations of TSR performance rights made after 30 June 2001 and options issued during fiscal 2002, the applicable performance hurdle is based on comparing Telstra’s total shareholder return (TSR) with the TSRs of the companies in the S&P/ASX 200 (Industrial) Index (peer group) within the performance period.
The companies in the peer group are anchored at the effective date of allocation, and this same peer group of companies are then tracked during the performance period. At the end of each quarter during the performance period, the 30 day average TSR is calculated for Telstra and the companies in the peer group for each trading day during that quarter.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
19. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
(i) Nature of the share plans (continued)
Performance hurdle for TSR performance rights, restricted shares and options (continued)
The number of TSR performance rights and options exercisable is dependant on whether, during the performance period, the Telstra 30 day average TSR achieves or exceeds the 50th percentile ranking when compared with the 30 day average TSR of the peer group, and the timing of when or if this occurs.
Both the number of TSR performance rights and the number of options potentially exercisable are based on the following:
If in the first quarter of the performance period, Telstra’s percentile ranking is the 50th percentile or above then:
(i) the number of TSR performance rights and options that become exercisable for that quarter is scaled proportionately from the 50th percentile (at which 50% of the allocation becomes exercisable) to the 75th percentile (at which 100% of the allocation becomes exercisable); and
(ii) in subsequent quarters, the number that become exercisable is based on the same proportionate scale, but is reduced by the number of performance rights or options that have previously become exercisable. The percentile ranking achieved needs to be above that achieved in previous quarters for additional performance rights and options to become exercisable.
If in the first quarter of the performance period, the percentile ranking is less than the 50th percentile then:
(i) half of the allocation will lapse; and
(ii) in subsequent quarters, the remaining 50% of the options or performance rights will become exercisable if the ranking is the 50th percentile or above for that quarter.
If Telstra does not achieve or exceed the 50th percentile ranking in any quarter of the performance period, all TSR performance rights and options will lapse.
For all allocations prior to 30 June 2001, which include restricted shares and options, the applicable performance hurdle was that the average Telstra Accumulation Index must exceed the average S&P/ ASX 200 (Industrial) Index (replacing the superseded All Industrials Accumulation Index) for thirty consecutive days within the performance period. If the performance hurdle is satisfied for these allocations, all of the relevant options or restricted shares would become exercisable (i.e. they do not become exercisable on a proportionate basis).
Performance hurdle for EPS performance rights
The vesting of EPS performance rights is dependent on the growth of earnings per share in the year of allocation and two subsequent years. The percentage growth or reduction in EPS is added together in each of the three years to determine the total growth. The number of EPS performance rights that become vested EPS performance rights, and therefore become exercisable, is based on the following:
(i) if the cumulative growth in EPS is equal to 15.7% then 50% of the allocation becomes exercisable;
(ii) if the cumulative growth in EPS is greater than 15.7% and less than 33.1% then the number of exercisable performance rights is scaled proportionately between 50% becoming exercisable and 100% becoming exercisable;
(iii) if the cumulative growth in EPS exceeds 33.1% then 100% of the EPS performance rights will become exercisable; or
(iv) if Telstra does not achieve cumulative growth in EPS of 15.7%, all EPS performance rights will lapse.
Telstra Growthshare amounts expensed for USGAAP purposes
For the purposes of the United States generally accepted accounting principles (USGAAP) disclosures, the estimated fair value of the performance rights, deferred shares, restricted shares and options is made at the date of grant. We have used an option pricing model that takes into account various factors, including the exercise price and expected life of the instrument, the current price of the underlying share and its expected volatility, expected dividends, the risk-free interest rate for the expected life of the instrument, and the expected volatility of Telstra’s peer group companies. This approach has also been used for the purposes of determining a valuation for Australian reporting purposes. In fiscal 2005, an adjustment to reduce compensation expense by $2 million (2004: $nil) was recognised for USGAAP. Refer to note 30 for additional information.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
19. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
(ii) Instruments outstanding at the beginning of fiscal 2005
The following performance rights, deferred shares, restricted shares and options had been granted at the start of fiscal 2005, but were yet to vest with executives.

	Number of					Exercise date
	instruments	Commencement	Performance		Exercise	(once performance
	outstanding	date	hurdle period		price	hurdle met)

			from	to		anytime before:

Growthshare 2000 - Sept 1999 allocation

Options	1,395,000	13 Sept 1999	13 Sept 2002	13 Sept 2004	$8.02	13 Sept 2009
Restricted shares	236,500	13 Sept 1999	13 Sept 2002	13 Sept 2004	$1 per parcel exercised	13 Sept 2004

Growthshare 2001 - Sept 2000 allocation

Options	2,833,347	8 Sept 2000	8 Sept 2003	8 Sept 2005	$6.28	8 Sept 2010
Restricted shares	587,208	8 Sept 2000	8 Sept 2003	8 Sept 2005	$1 per parcel exercised	8 Sept 2005

Growthshare 2001 - March 2001 allocation

Options	150,000	16 March 2001	16 March 2004	16 March 2006	$6.55	16 March 2011
Restricted shares	40,000	16 March 2001	16 March 2004	16 March 2006	$1 per parcel exercised	16 March 2006

Growthshare 2002 - Sept 2001 allocation

Options	31,803,277	6 Sept 2001	6 Sept 2004	6 Sept 2006	$4.90	6 Sept 2011
TSR Performance rights	3,039,610	6 Sept 2001	6 Sept 2004	6 Sept 2006	$1 per parcel exercised	8 Dec 2006

Growthshare 2002 - March 2002 allocation

Options	1,682,000	14 March 2002	14 March 2005	14 March 2007	$5.63	14 March 2012
TSR Performance rights	142,800	14 March 2002	14 March 2005	14 March 2007	$1 per parcel exercised	14 June 2007

Growthshare 2003 - Sept 2002 allocation

Deferred shares	1,929,713	5 Sept 2002	None (a)		$1 per parcel exercised	5 Sept 2007
TSR Performance rights	3,910,320	5 Sept 2002	5 Sept 2005	5 Sept 2007	$1 per parcel exercised	5 Dec 2007

Growthshare 2003 - March 2003 allocation

Deferred shares	22,100	7 March 2003	None (a)		$1 per parcel exercised	7 March 2008
TSR Performance rights	44,200	7 March 2003	7 March 2006	7 March 2008	$1 per parcel exercised	7 June 2008

Growthshare 2004 - Sept 2003 allocation

Deferred shares	2,169,089	5 Sept 2003	None (a)		$1 per parcel exercised	5 Sept 2008
TSR Performance rights	4,344,194	5 Sept 2003	5 Sept 2006	5 Sept 2008	$1 per parcel exercised	5 Dec 2008

Growthshare 2004 - February 2004 allocation

Deferred shares	18,350	20 Feb 2004	None (a)		$1 per parcel exercised	20 Feb 2009
TSR Performance rights	36,700	20 Feb 2004	20 Feb 2007	20 Feb 2009	$1 per parcel exercised	20 May 2009

(a)	As deferred shares are allocated as annual fixed remuneration, there is no performance hurdle. Generally, deferred shares will become vested deferred shares after a specified service period.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
19. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
(iii) Instruments granted during the financial year
The following instruments were granted in fiscal 2005:

	August	August
	allocation of TSR	allocation of EPS
	performance rights	performance rights

Number of executives who were allocated performance rights	178	178
Effective commencement date of instruments	20 August 2004	20 August 2004

Performance hurdle period — i.e. over what time period executives have to satisfy the performance hurdle for the instruments to vest	20 August 2007 to 20 August 2009	1 July 2004 to 30 June 2007

Number of performance rights issued	2,473,000	2,473,000

Exercise price (once the instruments become exercisable)	$1 per parcel of instruments exercised	$1 per parcel of instruments exercised

Market price of Telstra shares on commencement date Exercise date (once the instruments become exercisable)	$4.89 per share anytime before 20 November 2009	$4.89 per share anytime before 20 November 2009

The following instruments were granted in fiscal 2004:

	February	February	September	September
	allocation of TSR	allocation of	allocation of TSR	allocation of
	performance rights	deferred shares	performance rights	deferred shares

Number of executives who were allocated performance rights and deferred shares	3	3	176	176
Effective commencement date of performance rights and deferred shares	20 February 2004	20 February 2004	5 September 2003	5 September 2003

Performance hurdle period — i.e. over what time period executives have to satisfy the performance hurdle for the instruments to vest	20 Feb 2007 to 20 Feb 2009	(a)	5 Sept 2006 to 5 Sept 2008	(a)

Number of performance rights and deferred shares issued	36,700	18,350	4,412,800	2,206,400

Exercise price (once the instruments become exercisable)	$1 per parcel of instruments exercised	$1 per parcel of instruments exercised	$1 per parcel of instruments exercised	$1 per parcel of instruments exercised

Market price of Telstra shares on commencement date Exercise date (once the instruments become exercisable)	$4.71 per share any time before 20 May 2009	$4.71 per share any time before 20 February 2009	$5.06 per share any time before 5 December 2008	$5.06 per share any time before 5 September 2008

(a)	As deferred shares are allocated as annual fixed remuneration, there is no performance hurdle. Generally, deferred shares will vest if the participating executive continues to be employed by an entity that forms part of the Telstra Group for three years after the effective commencement date.
No consideration is required to be provided by the participating executives on the granting of these performance rights and deferred shares.
(iv) Instruments exercised during the financial year
During fiscal 2005 and fiscal 2004, there were no performance rights, restricted shares or options exercised and no fully paid shares distributed relating to these plans as a result.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
19. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
(iv) Instruments exercised during the financial year (continued)
In fiscal 2005, there were 49,834 deferred shares (2004: 32,586) that were exercised from the September 2002 allocation and 27,486 deferred shares (2004: 3,008) that were exercised from the September 2003 allocation at the exercise price of $1. These instruments were exercised at various dates throughout the year. The total proceeds received on exercise of the deferred shares was $8 (2004: $6). The fair value at the date of the transfers of Telstra shares relating to the exercise of these instruments was $376,912 (2004: $170,199), based on the closing market price on those dates. The date these instruments were exercised was different from the expiry date. For details on the date these instruments expire refer to the ‘instruments outstanding at the beginning of fiscal 2005’.
(v) Instruments which have lapsed during the financial year
The following instruments issued to participating employees have lapsed during the financial year due to cessation of employment or the relevant performance hurdle not being met:

	Instruments lapsed
	during year ended 30 June
Allocation	2005	2004

Options
September 1999	1,395,000	138,722
September 2000	419,447	537,313
September 2001	18,478,124	613,668
March 2002	80,000	172,000

Restricted shares
September 1999	236,500	23,778
September 2000	86,608	110,752

Deferred shares
September 2002	105,856	60,199
March 2003	3,500	—
September 2003	116,595	34,303

TSR Performance rights
September 2001	1,765,828	58,545
March 2002	6,800	6,200
September 2002	223,096	123,906
March 2003	7,000	—
September 2003	244,648	68,606
August 2004	48,286	—

EPS Performance rights
August 2004	48,286	—
(vi) Instruments outstanding at the end of fiscal 2005
After movements in our share plans during the financial year, the following instruments remain outstanding as at 30 June 2005:

No. outstanding

Growthshare 2000 - Sept 1999 allocations

Options	—
Restricted shares	—

Growthshare 2001 - Sept 2000 allocation

Options	2,413,900
Restricted shares	500,600

Growthshare 2001 - March 2001 allocation

Options	150,000
Restricted shares	40,000

Growthshare 2002 - Sept 2001 allocation

Options	13,325,153
TSR Performance rights	1,273,782

Growthshare 2002 - March 2002 allocation

Options	1,602,000
TSR Performance rights	136,000

Growthshare 2003 - Sept 2002 allocation

Deferred shares	1,774,023
TSR Performance rights	3,687,224

Growthshare 2003 - March 2003 allocation

Deferred shares	18,600
TSR Performance rights	37,200

Growthshare 2004 - Sept 2003 allocation

Deferred shares	2,025,008
TSR Performance rights	4,099,546

Growthshare 2004 - February 2004 allocation

Deferred shares	18,350
TSR Performance rights	36,700

Growthshare 2005 - August 2004 allocation

TSR Performance Rights	2,424,714
EPS Performance Rights	2,424,714
None of the above instruments have become vested instruments at balance date, with the exception of the September 2001 allocation of options and TSR performance rights. These instruments have become vested but are yet to be exercised. The grant dates, performance hurdles, exercise prices and other terms relating to the above instruments have not changed from initial allocation date or from those terms disclosed at the beginning of fiscal 2005.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
19. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
(vii) Summary of movements

		Number of	Number of	Number of TSR	Number of EPS
	Number of	restricted	deferred	performance	performance
	options	shares	shares	rights	rights

Equity instruments outstanding as at 30 June 2002	44,884,913	1,221,388	—	3,653,441	—
Granted	—	—	2,145,100	4,290,200	—
Lapsed	(5,559,586)	(223,150)	(91,577)	(618,060)	—
Exercised	—	—	(8,925)	—	—

Equity instruments outstanding as at 30 June 2003	39,325,327	998,238	2,044,598	7,325,581	—
Granted	—	—	2,224,750	4,449,500	—
Lapsed	(1,461,703)	(134,530)	(94,502)	(257,257)	—
Exercised	—	—	(35,594)	—	—

Equity instruments outstanding as at 30 June 2004	37,863,624	863,708	4,139,252	11,517,824	—
Granted	—	—	—	2,473,000	2,473,000
Lapsed	(20,372,571)	(323,108)	(225,951)	(2,295,658)	(48,286)
Exercised	—	—	(77,320)	—	—

Equity instruments outstanding as at 30 June 2005	17,491,053	540,600	3,835,981	11,695,166	2,424,714

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
19. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
(viii) Other information relevant to our employee share plans
Performance rights, restricted shares and options are subject to a performance hurdle. Deferred shares require a prescribed period of service to be completed. Generally, if these requirements are not achieved the instruments will have a nil value and will lapse. Under Australian Accounting Standards and USGAAP, the required methodology for valuing equity instruments differs in regard to incorporation of adjustments for the effect of non-retention of participants and the non-transferability of the instruments. Under both we have used an option pricing model that takes into account various factors, including the exercise price and expected life of the instrument, the current price of the underlying share and its expected volatility, expected dividends, the risk-free interest rate for the expected life of the instrument, and the expected average volatility of Telstra’s peer group companies.
The value of the allocations per security as used in our USGAAP disclosures is as follows:

					TSR	EPS
					Perfor-	Perfor-
			Restricted		mance	mance		Deferred
Offers	Options		shares		rights	rights		shares

Sept 1999	$1.38		$5.64		(a )	(a	)	(a	)
Sept 2000	$0.89		$2.05		(a )	(a	)	(a	)
March 2001	$0.80		$2.15		(a )	(a	)	(a	)
Sept 2001	$0.90		(a	)	$2.33	(a	)	(a	)
March 2002	$0.97		(a	)	$2.51	(a	)	(a	)
Sept 2002	(a	)	(a	)	$2.54	(a	)	$3.77
March 2003	(a	)	(a	)	$2.15	(a	)	$3.08
Sept 2003	(a	)	(a	)	$1.78	(a	)	$2.49
Feb 2004	(a	)	(a	)	$1.62	(a	)	$2.39
Aug 2004	(a	)	(a	)	$1.57	$2.49		(a	)

(a)	There were no allocations of performance rights, restricted shares, deferred shares or options in the relevant offer periods.
For purposes of our Australian reporting requirements, we have used the following valuations, which are based on the same methodologies as those used in the USGAAP disclosures, but in all cases, exclude adjustments for the effect of non-retention of participants and nontransferability of the instruments.

					TSR	EPS
					Perfor-	Perfor-
			Restricted		mance	mance		Deferred
Offers	Options		shares		rights	rights		shares

Sept 1999	$1.38		$5.64		(a )	(a	)	(a	)
Sept 2000	$1.59		$3.62		(a )	(a	)	(a	)
March 2001	$1.53		$3.77		(a )	(a	)	(a	)
Sept 2001	$1.13		(a	)	$2.86	(a	)	(a	)
March 2002	$1.19		(a	)	$3.08	(a	)	(a	)
Sept 2002	(a	)	(a	)	$2.99	(a	)	$4.41
March 2003	(a	)	(a	)	$2.60	(a	)	$3.60
Sept 2003	(a	)	(a	)	$3.07	(a	)	$4.29
Feb 2004	(a	)	(a	)	$2.73	(a	)	$4.02
Aug 2004	(a	)	(a	)	$2.63	$4.18		(a	)

(a)	There were no allocations of performance rights, restricted shares, deferred shares or options in the relevant offer periods.
Shares held by the Telstra Growthshare Trust for the purposes of facilitating the operations of our share plans involving performance rights, deferred shares, restricted shares and options amount to 20,216,091 shares (2004: 20,956,641 shares). The fair value of these shares as at 30 June 2005, based on the market value of Telstra shares at balance date, amounts to $102 million (2004: $105 million).
The following weighted average assumptions were used in determining the above current year valuations:

Growthshare
TSR and EPS
performance rights
Aug 2004

Risk free rate	5.39%
Dividend yield	5.5%
Expected stock volatility	13.1%
Expected life — performance rights	5.25 years
Discount for non-transferability	30%
Average forfeiture rate per annum for TSR performance rights	10%
Average forfeiture rate per annum for EPS performance rights	15%
Expected rate of achievement of TSR performance hurdles	62%

As EPS performance rights are not based on market conditions, no adjustment for the expected achievement of the performance hurdles are made in the valuation.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
19. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
Telstra directshare and ownshare
(i) Nature of Telstra directshare and ownshare
Telstra directshare
Non-executive directors are required to sacrifice a minimum of 20% of their fees toward the acquisition of restricted Telstra shares, known as directshares. Shares are acquired by the trustee from time to time and allocated to the participating directors on a 6 monthly basis, on dates determined by the trustee at its discretion. Although the trustee holds the shares in trust, the participant retains the beneficial interest in the shares (dividends, voting rights, bonuses and rights issues) until they are transferred at expiration of the restriction period.
The restriction period continues:
•	for five years from the date of allocation of the shares;
•	until the participating director is no longer a director of, or is no longer employed by, a company in the Telstra Group; or

•	until the Board of Telstra determines that an ‘event’ has occurred.
As a result, these instruments will not lapse.
At the end of the restriction period, the directshares will be transferred to the participating director. The participating director is not able to deal in the shares until this transfer has taken place. The expense associated with shares allocated under this plan is included in the disclosure for directors’ remuneration.
Telstra ownshare
Certain eligible employees may be provided part of their remuneration in Telstra shares. Those employees indicate a preference to be provided Telstra shares as part of their remuneration. Shares are acquired by the trustee from time to time and allocated to these employees at the time their application is accepted. Although the trustee holds the shares in trust, the participant retains the beneficial interest in the shares (dividends, voting rights, bonuses or rights issues) until they are transferred at expiration of the restriction period.
The restriction period continues:
•	for three years or five years depending on the elections available to the participant at the time of allocation;
•	until the participant ceases employment with the Telstra Group; or
•	until the Board of Telstra determines that an ‘event’ has occurred.
As a result, these instruments will not lapse.
At the end of the restriction period, the ownshares will be transferred to the participant. The participant is not able to deal in the shares until this transfer has taken place. The expense associated with shares allocated under this plan is included in the disclosure for employees remuneration.
(ii) Instruments outstanding at the beginning of fiscal 2005
The following directshares and ownshares had been issued at the start of fiscal 2005 but were held by the trustee for the benefit of the relevant directors or employees pending expiration of the restriction period.

Number of
instruments
outstanding

Directshares
15 September 2000 allocation	4,364
19 March 2001 allocation	7,439
14 September 2001 allocation	9,463
14 March 2002 allocation	13,854
5 September 2002 allocation	14,785
7 March 2003 allocation	33,572
5 September 2003 allocation	26,096
20 February 2004 allocation	29,554

Ownshares
15 September 2000 allocation	59,247
14 September 2001 allocation	250,775
2 November 2001 allocation	79,691
5 September 2002 allocation	514,487
28 October 2002 allocation	146,945
5 September 2003 allocation	374,974
31 October 2003 allocation	213,671

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
19. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
(iii) Instruments granted during the financial year
The following directshares were granted in August and February of fiscal 2005 and September and February of fiscal 2004:

	Directshare Equity Plan
	Aug 2004	Feb 2005	Sept 2003	Feb 2004

Number of eligible non-executive directors	8	8	11	11
Number of participants in the plan	8	8	10	10
Allocation date of shares	20 August 2004	19 February 2005	5 September 2003	20 February 2004

Number of shares allocated	7,567	26,013	31,630	35,499
Fair value of shares allocated	$4.89 per share	$5.29 per share	$5.06 per share	$4.71 per share
Total fair value of shares allocated	$37,003	$137,609	$160,048	$167,200

The following ownshares were granted in August and October of fiscal 2005 and September and October of fiscal 2004:

	Ownshare Equity Plan
	Aug 2004	Oct 2004	Sept 2003	Oct 2003

Number of eligible participants	8,975	16,062	9,868	14,151
Number of participants in the plan	311	173	369	180
Allocation date of shares	20 August 2004	29 October 2004	5 September 2003	31 October 2003

Number of shares allocated	348,240	250,386	397,076	222,095
Fair value of shares allocated	$4.89 per share	$4.67 per share	$5.06 per share	$4.75 per share
Total fair value of shares allocated	$1,702,894	$1,169,303	$2,009,205	$1,054,951

On an allocation of directshares and ownshares, the participants in the plans are not required to make any payment to the Telstra Entity. Participants may be provided a portion of their remuneration in the form of directshares or ownshares as applicable. The August allocation of ownshares relates to executive’s short term incentive payments and the October allocation relates to shares acquired through salary sacrifice by executives.
The fair value of the instruments issued is determined by the remuneration foregone by the participant. The number of directshares or ownshares allocated is based on the weighted average price of a Telstra share in the week ending on the day before allocation date, in conjunction with the remuneration foregone.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
19. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
(iv) Instruments exercised during the financial year
Directshares and ownshares are not required to be exercised. The fully paid shares held by the Telstra Growthshare Trust relating to these instruments are merely transferred to the participants at the completion of the restriction period.
The following fully paid shares have been distributed from the Telstra Growthshare Trust at various dates throughout fiscal 2005 to directors and executives under the directshare and ownshare plans respectively:

	No. of shares
	distributed	Fair value

Directshares	13,644	$68,629
Ownshares	425,950	$2,033,620
In fiscal 2004, William Owens resigned as a Director and his directshares then became transferrable. These directshares were transferred during fiscal 2005.
The following fully paid shares relating to the same plans were distributed during fiscal 2004:

	No. of shares
	distributed	Fair value

Directshares	39,683	$184,526
Ownshares	357,453	$1,711,160
The fair value of directshares and ownshares distributed is determined through reference to the closing market price of a Telstra share on the date of transfer.
(v) Instruments outstanding at the end of fiscal 2005

No. of instruments
outstanding as at
Directshares	30 June 2005

15 September 2000 allocation	4,364
19 March 2001 allocation	7,439
14 September 2001 allocation	9,463
14 March 2002 allocation	11,857
5 September 2002 allocation	12,937
7 March 2003 allocation	29,922
5 September 2003 allocation	23,132
20 February 2004 allocation	26,369
20 August 2005 allocation	7,567
19 February 2005 allocation	26,013

No. of instruments
outstanding as at
Ownshares	30 June 2005

15 September 2000 allocation	49,928
14 September 2001 allocation	47,202
2 November 2001 allocation	—
5 September 2002 allocation	471,135
28 October 2002 allocation	138,232
5 September 2003 allocation	333,587
31 October 2003 allocation	207,140
20 August 2004 allocation	318,074
29 October 2004 allocation	247,168
The grant dates, restriction period and other terms relating to the above instruments have not changed from initial allocation.
(vi) Other information relevant to our employee share plans
Shares held by the Telstra Growthshare Trust for the purposes of facilitating the operations of directshare and ownshare plans amount to 1,971,529 shares (2004: 1,778,917 shares). The fair value of these shares as at 30 June 2005 based on the market value of Telstra shares at balance date amounts to $10 million (2004: $9 million).
Holdings by individual directors and specified executives
Our directors and executives hold the following instruments for each share plan:

Holding at the
beginning and the
end of fiscal 2005
Deferred shares

Zygmunt E Switkowski	500,700
Bruce Akhurst	135,300
Douglas Campbell	135,300
David Moffatt	152,400
Ted Pretty	155,100
Michael Rocca	100,600
Bill Scales	84,200
Deena Shiff	42,300
John Stanhope	73,200
David Thodey	121,600
There have been no deferred shares that were issued, exercised or lapsed during the year.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
19. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
Holdings by individual directors and specified executives (continued)
The following table shows the balances and changes in instruments issued from the Telstra Growthshare Trust for all directors and specified executives throughout fiscal 2005.

Instrument type	Total held as at		Exercised	Other	Total held as at	Vested and
director/specified executive	30 June 2004	Granted	during the year	changes (a)	30 June 2005	exercisable (b)

	Number	Number	Number	Number	Number	Number

Directshares
Donald G McGauchie	15,628	7,117	—	—	22,745	—
John T Ralph	19,843	3,698	—	—	23,541	—
Sam H Chisholm (c)	—	—	—	—	—	—
Anthony J Clark	12,503	2,523	—	—	15,026	—
John E Fletcher	16,060	4,874	—	—	20,934	—
Belinda J Hutchinson	8,237	2,159	—	—	10,396	—
Catherine B Livingstone	11,041	2,543	—	—	13,584	—
Charles Macek	9,462	2,543	—	—	12,005	—
John W Stocker	32,709	8,123	—	—	40,832	—

Performance rights
Zygmunt E Switkowski (d)	1,259,400	513,200	—	(129,000)	1,643,600	129,000
Bruce Akhurst	388,600	144,000	—	(59,000)	473,600	59,000
Douglas Campbell	388,600	131,600	—	(59,000)	461,200	59,000
David Moffatt	446,200	146,400	—	(71,000)	521,600	71,000
Ted Pretty	446,200	146,400	—	—	592,600	—
Michael Rocca	251,200	115,000	—	(25,000)	341,200	25,000
Bill Scales	210,400	106,400	—	(21,000)	295,800	21,000
Deena Shiff	118,600	50,000	—	(17,000)	151,600	17,000
John Stanhope	192,400	120,600	—	(23,000)	290,000	23,000
David Thodey	345,200	133,000	—	(51,000)	427,200	51,000

Restricted shares
Zygmunt E Switkowski (d)	146,000	—	—	(50,000)	96,000	—
Bruce Akhurst	60,000	—	—	(21,000)	39,000	—
Douglas Campbell	68,000	—	—	(26,000)	42,000	—
David Moffatt	40,000	—	—	—	40,000	—
Ted Pretty	21,000	—	—	(21,000)	—	—
Michael Rocca	22,000	—	—	(9,000)	13,000	—
Bill Scales	5,000	—	—	—	5,000	—
Deena Shiff	5,000	—	—	—	5,000	—
John Stanhope	25,000	—	—	(11,000)	14,000	—
David Thodey	—	—	—	—	—	—

(a)	Other changes have arisen in fiscal 2005 as a result of instruments lapsing due to the specified performance hurdles not being achieved.

(b)	As the performance hurdle in relation to the September 2001 allocation of TSR performance rights was achieved, these instruments have vested. None of the vested instruments have been exercised at balance date.

(c)	Sam Chisholm resigned as a Director on 28 October 2004.

(d)	Zygmunt E Switkowski resigned as the chief executive officer and managing director on 1 July 2005.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
19. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
Holdings by individual directors and specified executives (continued)

Instrument type	Total held as at		Exercised	Other	Total held as at	Vested and
director/specified executive	30 June 2004	Granted	during the year	changes (a)	30 June 2005	exercisable (b)

	Number	Number	Number	Number	Number	Number

Options
Zygmunt E Switkowski (c)	3,456,000	—	—	(1,646,000)	1,810,000	1,346,000
Bruce Akhurst	1,542,000	—	—	(737,000)	805,000	617,000
Douglas Campbell	1,597,000	—	—	(777,000)	820,000	617,000
David Moffatt	1,630,000	—	—	(740,000)	890,000	740,000
Ted Pretty	1,722,000	—	—	(120,000)	1,602,000	—
Michael Rocca	640,000	—	—	(315,000)	325,000	262,000
Bill Scales	465,000	—	—	(220,000)	245,000	220,000
Deena Shiff	380,200	—	—	(178,000)	202,200	178,000
John Stanhope	616,000	—	—	(306,000)	310,000	241,000
David Thodey	1,068,000	—	—	(534,000)	534,000	534,000

(a)	Other changes have arisen in fiscal 2005 as a result of instruments lapsing due to the specified performance hurdles not being achieved.

(b)	As the performance hurdle in relation to the September 2001 allocation of options was achieved these instruments have vested. None of these vested instruments have been exercised at balance date.

(c)	Zygmunt E Switkowski resigned as the chief executive officer and managing director on 1 July 2005.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
20. Expenditure commitments
(a) Capital expenditure commitments
Total capital expenditure commitments contracted for at balance date but not recorded in the financial statements:

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2005	2004	2005	2004
	$m	$m	$m	$m

Within 1 year	537	513	483	466
Within 1-2 years	27	40	15	33
Within 2-3 years	10	10	—	4
Within 3-4 years	11	7	—	4
Within 4-5 years	13	6	—	3
After 5 years	79	32	—	3

	677	608	498	513

The capital expenditure commitments above include contracts for building and improving our networks, software enhancements and our share of FOXTEL commitments for digital set top box units.
(b) Operating lease commitments
Future lease payments for non-cancellable operating leases not recorded in the financial statements:

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2005	2004	2005	2004
	$m	$m	$m	$m

Within 1 year	380	311	232	203
Within 1-2 years	260	245	154	156
Within 2-3 years	209	182	117	111
Within 3-4 years	149	153	64	86
Within 4-5 years	128	139	49	73
After 5 years	397	373	154	155

	1,523	1,403	770	784

In addition, in fiscal 2005 the Telstra Group has total future commitments under cancellable operating leases of $343 million (2004: $375 million). In fiscal 2005, the Telstra Entity has total future commitments under cancellable operating leases of $338 million (2004: $330 million).
Description of our operating leases
We have operating leases for the following major services:
•	rental of land and buildings;
•	rental of motor vehicles, caravan huts and trailers, and mechanical aids; and
•	rental of personal computers, laptops, printers and other related equipment that are used in non communications plant activities.
The average lease term is:
•	seven years for land and buildings;
•	two years for motor vehicles, five years for light commercial vehicles and seven to twelve years for trucks and mechanical aids; and
•	three years for personal computers and related equipment.
Contingent rental payments only exist for motor vehicles and are not significant compared with total rental payments made. These are based on unfair wear and tear, excess kilometres travelled, additional fittings and no financial loss to be suffered by the leasing company from changes to the original agreements. Our motor vehicles and related equipment must also remain in Australia.
We do not have any significant purchase options or non-cancellable sub-leases in our operating leases. Our property operating leases contain escalation clauses, which are fixed increases between 3% and 5%.
Operating leases related to our personal computers and associated equipment had average interest rates of 5.6% for fiscal 2005 (5.8% for fiscal 2004).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
20. Expenditure commitments (continued)
(c) Finance lease commitments

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2005	2004	2005	2004
	Note	$m	$m	$m	$m

Within 1 year		12	7	5	6
Within 1-2 years		10	6	5	6
Within 2-3 years		10	2	5	2
Within 3-4 years		8	2	5	2
Within 4-5 years		5	1	1	1
After 5 years		54	—	—	—

Total minimum lease payments		99	18	21	17
Future finance charges on finance leases		(47)	(1)	(4)	(1)

Present value of net future minimum lease payments		52	17	17	16

Recorded as current interest-bearing liabilities	16	5	7	4	6
Recorded as non current interest-bearing liabilities	16	47	10	13	10

Total finance lease liabilities	16	52	17	17	16

In addition to the above finance lease commitments, we previously entered into US finance leases for communications exchange equipment with various entities. We have prepaid all lease rentals due under the terms of these leases.
These entities lease the communications exchange equipment from the ultimate lessor and then sublease the equipment to us. We have guaranteed that the lease payments will be paid by these entities to the ultimate lessor as scheduled over the lease terms (refer to note 21 for further information).
The leases will expire in fiscal 2012. As part of the lease arrangements, we received guarantee fees, which have been recorded in revenue received in advance. The total revenue received in advance is insignificant and is being released to the statement of financial performance over the life of the leases.
Description of our finance leases
We have finance leases for the following major services:
•	communications exchange equipment denominated in US dollars;
•	property leases in our controlled entity, Telstra (PSINet) Limited;
•	computer mainframes, computer processing equipment and other related equipment.
The average lease term is:
•	eleven years for communications exchange equipment denominated in US dollars;
•	eighteen years for property leases; and
•	three years for computer mainframe and associated equipment.
Interest rates for our finance leases are:
•	US dollar communication assets between 4.3% and 5.1%;
•	property leases interest rate of 10.3%; and
•	computer mainframe, computer processing equipment and associated equipment weighted average interest rate of 16.6%.
Refer to note 12 for further details on communication assets and equipment that are held under finance lease.
We do not have any significant contingent rentals or non-cancellable sub-leases in our finance leases.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
20. Expenditure commitments (continued)
(d) Other commitments
Other expenditure commitments, other than commitments dealt with in (a), (b) and (c) above, which have not been recorded in the financial statements are:

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2005	2004	2005	2004
	$m	$m	$m	$m

Within 1 year	638	570	410	307
Within 1-2 years	325	229	127	36
Within 2-3 years	214	210	64	27
Within 3-4 years	162	149	40	20
Within 4-5 years	113	114	18	12
After 5 years	1,250	1,323	6	16

	2,702	2,595	665	418

The other expenditure commitments above include contracts for purchase of capacity, printing, engineering and operational support services, software maintenance licence fees, information technology services, naming rights and building maintenance. The above commitments also include commitments relating to our investment in FOXTEL (refer note 24) as follows:
FOXTEL commitments (i):

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2005	2004	2005	2004
	$m	$m	$m	$m

Within 1 year	144	184	—	—
Within 1-2 years	144	148	—	—
Within 2-3 years	118	146	—	—
Within 3-4 years	93	116	—	—
Within 4-5 years	80	89	—	—
After 5 years	1,110	1,151	—	—

	1,689	1,834	—	—

(i) Our joint venture entity, FOXTEL, has other commitments amounting to approximately $3,377 million (US$2,582 million) (2004: $3,667 million, US$2,445 million). The majority of our 50% share of these commitments relate to minimum subscriber guarantees (MSG) for pay television programming agreements. These agreements are for periods of between 1 and 25 years (2004: 1 and 25 years) and are based on current prices and costs under agreements entered into between the FOXTEL Partnership and various other parties. These minimum subscriber payments fluctuate in accordance with price escalation/reduction formulas contained in the agreements.
The commitments for MSG has been adjusted downward from the amount disclosed in our 30 June 2004 financial report as FOXTEL has reviewed the original MSG contracts, and reassessed the applicable commitment period for certain contracts.
Refer also to note 21 ‘FOXTEL minimum subscriber guarantees’, for further information.
Commitments with Reach Ltd (Reach)
Until 1 March 2005, we were committed to an International Services Agreement Australia (AISA) agreement with our joint venture entity, Reach, which required us to purchase a certain percentage of our annual capacity requirements of switched voice, international transmission and global internet access services from Reach. Our commitment was terminated during the year as part of the restructure of our arrangements with Reach (refer to note 9 for further details).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
21. Contingent liabilities and contingent assets
We have no significant contingent assets as at 30 June 2005. The details and maximum amounts (where reasonable estimates can be made) are set out below for our contingent liabilities.
Telstra Entity
Common law claims
Certain common law claims by employees and third parties are yet to be resolved. As at 30 June 2005, management believes that the resolution of these contingencies will not have a significant effect on the Telstra Entity’s financial position, results of operations or cash flows. The maximum amount of these contingent liabilities cannot be reasonably estimated.
Included in our common law claims is a litigation case made by the Seven Network Limited and C7 Pty Ltd (Seven). In November 2002, Seven commenced litigation against us and various other parties in relation to contracts and arrangements between us and those other parties. These contracts and arrangements relate to the right to broadcast the Australian Football League and the National Rugby League, the contract with FOXTEL for the provision of broadband hybrid-fibre coaxial services (the Broadband Co-operation Agreement), and other matters.
Seven seeks unspecified damages and other relief, including that these contracts and arrangements are void. Seven also seeks orders which would, in effect, require a significant restructure of the subscription television/sports rights market in Australia. The matter is proceeding before the courts, but it is not practical at this stage to estimate the expected effect on our financial position, results of operations or cash flows.
Indemnities, performance guarantees and financial support
We have provided the following indemnities, performance guarantees and financial support through the Telstra Entity as follows:
•	Indemnities to financial institutions to support bank guarantees to the value of $329 million (2004: $350 million) in respect of the performance of contracts.

•	Indemnities to financial institutions in respect of the obligations of our controlled entities. The maximum amount of our contingent liabilities for this purpose was $282 million (2004: $207 million).

•	Financial support for certain controlled entities to the amount necessary to enable those entities to meet their obligations as and when they fall due. The financial support is subject to conditions including individual monetary limits totalling $69 million (2004: $36 million) and a requirement that the entity remains our controlled entity.

•	Guarantees of the performance of joint venture entities under contractual agreements to a maximum amount of $126 million (2004: $213 million).

•	Guarantees over the performance of third parties under defeasance arrangements, whereby lease payments are made on our behalf by the third parties over the remaining terms of finance leases. The lease payments over the remaining period of the leases (average 11 years) amount to $850 million (US$650 million) (2004: $981 million (US$675 million)).
Refer to note 20 for further details on the above finance leases.
•	During fiscal 1998, we resolved to provide IBM Global Services Australia Limited (IBMGSA) with guarantees issued on a several basis up to $210 million as a shareholder of IBMGSA. We issued a guarantee of $68 million on behalf of IBMGSA during fiscal 2000. On 28 August 2003, we sold our shareholding in this entity (refer to note 3 for further information). The $68 million guarantee is provided to support service contracts entered into by IBMGSA and third parties, and was made with IBMGSA bankers, or directly to IBMGSA customers. As at 30 June 2005, this guarantee has still been provided and $142 million (2004: $142 million) of the $210 million guarantee facility remains unused.

Upon sale of our shareholding in IBMGSA and under the deed of indemnity between shareholders, our liability under these performance guarantees has been indemnified for all guarantees that were in place at the time of sale. Therefore, the overall net exposure to any loss associated with a claim has effectively been offset.

•	Indemnities to Telstra Growthshare Pty Ltd for all liabilities, costs and expenses incurred by the trustee in the execution of the powers vested in it. These indemnities are currently insignificant to the Telstra Entity’s financial position, results of operations and cash flows.
Controlled entities
Indemnities provided by our controlled entities
In fiscal 2005 and fiscal 2004, our controlled entities had no significant outstanding indemnities in respect of obligations to financial institutions and corporations.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
21. Contingent liabilities and contingent assets (continued)
Other
FOXTEL minimum subscriber guarantees and other obligations
The Telstra Entity and its partners, News Corporation Limited and Publishing and Broadcasting Limited, and Telstra Media Pty Ltd and its partner, Sky Cable Pty Ltd, have entered into agreements relating to pay television programming with various parties and other miscellaneous contracts. Our commitments under these agreements relate mainly to minimum subscriber guarantees (MSG) (refer to note 20 for details of MSG commitments).
As we are subject to joint and several liability in relation to agreements entered into by the FOXTEL partnership, we would be contingently liable if our partners in this relationship failed to meet any of their obligations. As a result, our contingent liabilities arising from FOXTEL’s capital and other agreements are $1,814 million (2004: $1,876 million). The value of the contingent liability for minimum subscriber guarantees has been adjusted downward from the amount disclosed in our 30 June 2004 financial statements ($2,075 million) as FOXTEL has reviewed the original minimum subscriber guarantee contracts, and reassessed the applicable commitment period for certain contracts.
FOXTEL Equity Contribution Deed (ECD)
On 9 January 2004, FOXTEL entered into a $550 million bank facility arrangement to fund its full digital conversion and launch of new digital services. As part of this arrangement, we and FOXTEL’s other ultimate shareholders, News Corporation Limited and Publishing and Broadcasting Limited, entered into an ECD. Under the ECD, FOXTEL is required to call on a maximum of $200 million in equity contributions in certain specified circumstances as necessary to avoid default of a financial covenant. These equity contributions are based on ownership interests and, as a result, our maximum contingent liability is $100 million.
We have no joint or several liability relating to our partners’ contributions under the ECD. The ECD expires on 30 April 2009.
3GIS Partnership
Telstra OnAir Holdings Pty Ltd and its partner, Hutchison 3G Australia Pty Ltd entered into agreements relating to the occupation of premises to provide 3GSM radio access network services.
As we are subject to joint and several liability in relation to agreements entered into by the 3GIS partnership, we would be contingently liable if our partners in this relationship failed to meet any of their obligations. As a result, our contingent liabilities arising from the above agreements are $132 million (2004: $nil).
Reach working capital facility
On 17 June 2004, together with our co-shareholder PCCW Limited (PCCW), we bought a loan facility previously owed to a banking syndicate by Reach Finance Ltd, a subsidiary of our 50% owned joint venture Reach Ltd (Reach). For further details in relation to the loan facility, refer to note 9. As part of this arrangement, the shareholders also agreed to provide a US$50m working capital facility to Reach. Under the facility, Reach is entitled to request from Telstra, a maximum of US$25 million to assist in meeting ongoing operational requirements. Drawdowns under this facility must be repaid at the end of each interest period as agreed between the parties and the loan must be fully repaid by 31 December 2007. The applicable interest rate is LIBOR plus 2.5%. As at 30 June 2005, Reach had not made any drawdown under this facility.
We have no joint or several liability relating to PCCW’s US$25 million share of the working capital facility.
Reach committed capital expenditure
On 16 April 2005, we entered into an arrangement with our joint venture entity, Reach and our co-shareholder PCCW Limited, whereby Reach’s international cable capacity was allocated between us and PCCW under an indefeasible right of use (IRU). For further details refer to note 14. As part of the arrangement, both shareholders have agreed to fund half of Reach’s committed capital expenditure for the period until 2022, up to a value of US$106 million each, if required. The amount of the payment is not known by us until such time that a notice of payment is received from Reach. Since 16 April 2005, $14 million has been drawn down from us to fund these capital expenditure commitments.
We have no joint or several liability to fund PCCW’s share of the capital expenditure.
ASIC deed of cross guarantee
A list of the companies that are part of our deed of cross guarantee appear in note 23. Each of these companies (except Telstra Finance Limited) guarantees the payment in full of the debts of the other named companies in the event of their winding up. Refer to note 23 for further information.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
22. Superannuation commitments
The employee superannuation schemes that we participate in or sponsor exist to provide benefits for our employees and their dependants after finishing employment with us. It is our policy to contribute to the schemes at rates specified in the governing rules for accumulation schemes, or at rates determined by the actuaries for defined benefit schemes.
Telstra Superannuation Scheme (Telstra Super)
On 1 July 1990, Telstra Super was established and the majority of Telstra staff who were previously members of the Commonwealth Superannuation Scheme (CSS) transferred into Telstra Super (see below for further details in relation to the CSS). Telstra Super has both defined benefit and accumulation divisions. The defined benefit divisions of Telstra Super are closed to new members.
On 31 August 2000, we entered into a funding deed with the trustee of Telstra Super to make such future employer payments to Telstra Super as may be required to maintain the vested benefits index (VBI) of the defined benefit divisions in the range of 100 - 110%. The VBI is the ratio of fund assets to members’ vested benefits. It is considered a suitable measure of determining our employer contributions because it demonstrates whether members’ benefits can be adequately met by the assets in the scheme.
The funding deed was revised in fiscal 2004 and our contributions to Telstra Super will recommence when the VBI of the defined benefit divisions falls to 103%. Our actuary is satisfied that contributions to maintain the VBI at this rate in accordance with the revised funding deed will maintain the financial position of Telstra Super at a satisfactory level. The VBI of the defined benefit divisions was 111% as at 30 June 2005 (111% at 30 June 2004).
The benefits received by members of each defined benefit scheme take into account factors such as the employee’s length of service, final average salary, employer and employee contributions.
As at 30 June 2003, K O’Sullivan FIAA completed an actuarial investigation of Telstra Super. The next actuarial investigation of Telstra Super is due to be completed by 30 June 2007 based on the scheme’s financial position as at 30 June 2006.
The actuarial investigation of Telstra Super reported that a surplus continued to exist. In accordance with the recommendations within the actuarial investigation, we were not expected to, and did not make employer contributions to Telstra Super for the financial year ending 30 June 2005. The current contribution holiday includes the contributions otherwise payable to the accumulation divisions of Telstra Super. The continuance of the holiday, is however, dependent on the performance of the fund and we are monitoring the situation on a monthly basis in light of current market performance.
HK CSL Retirement scheme
Our controlled entity, Hong Kong CSL Limited (HK CSL), participates in a superannuation scheme known as the HK CSL Retirement Scheme. The scheme has both defined benefit and accumulation divisions.
The HK CSL Retirement Scheme is established under trust and is administered by an independent trustee. The benefits received by members for the defined benefits scheme are based on the employees’ remuneration and length of service.
Annual actuarial investigations are currently undertaken for this scheme by Watson Wyatt Hong Kong Limited.
Commonwealth Superannuation Scheme (CSS)
Before 1 July 1990, eligible employees of the Telstra Entity were members of the CSS. The CSS is a defined benefit scheme for Commonwealth Public Sector employees. Under the CSS rules, we were responsible for funding all employer financed benefits that arose from 1 July 1975 for our employees who were CSS members. Previously, employer contributions by us and other employers that participated in the CSS, were paid to the Commonwealth Consolidated Revenue Fund. Employee contributions to the CSS were separately managed.
A majority of our CSS members transferred to Telstra Super when it was first established. As CSS members transferred, the liability for benefits for their past service was transferred to Telstra Super and a transfer of assets was payable from the Commonwealth to Telstra Super (otherwise known as the deferred transfer value or DTV).
In June 1999, the Minister for Finance and Administration signed a document which allowed the CSS surplus (otherwise known as the residual notional fund surplus or RNFS) based on the scheme’s financial position at 30 June 1997 to be transferred to Telstra Super over a 40 year period. This amounted to $1,428 million at this date. RNFS amounts transferred to Telstra Super were taxed at the rate of 15%.
During fiscal 2004, we settled our obligations for the CSS members as the Commonwealth assumed responsibility for this fund. On 17 June 2004, the Commonwealth paid Telstra Super $3,125 million in exchange for the removal of DTV and RNFS payments and obligations after 1 January 2004. This amount is equal to the value of the DTV asset of $1,890 million and RNFS asset of $1,235 million, as reported in the Telstra Super audited financial report as at 30 June 2003. The payment to Telstra Super is taxed at the rate of 15%.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
22. Superannuation commitments (continued)
Commonwealth Superannuation Scheme (CSS) (continued)
As part of the settlement arrangement, the Commonwealth has assumed responsibility for past, present and future liabilities in respect of former and current Telstra employees who remain in the CSS. As a result, we have no current ongoing obligations for these CSS members.
Financial position
The financial position of the defined benefit divisions of Telstra Super and the HK CSL Retirement Scheme is shown as follows:

	Net scheme assets		Accrued benefits		Net surplus (a)		Vested benefits
	As at 30 June		As at 30 June		As at 30 June		As at 30 June
	2005	2004	2005	2004	2005	2004	2005	2004
	$m	$m	$m	$m	$m	$m	$m	$m

Telstra Super (b)	4,360	4,113	3,202	2,992	1,158	1,121	3,916	3,710
HK CSL Retirement Scheme (c)	79	76	74	68	5	8	63	67

Total	4,439	4,189	3,276	3,060	1,163	1,129	3,979	3,777

(a)	Net surplus is the excess of net scheme assets over accrued benefits.

(b)	Amounts for the defined benefit divisions of Telstra Super have been taken from the audited financial report of the scheme as at 30 June 2005 and 30 June 2004. The scheme assets are stated at net market values.

(c)	Amounts for the defined benefit divisions of the HK CSL Retirement Scheme have been taken from the actuarial valuation of the scheme as at 30 June 2005 and 30 June 2004. The scheme assets are stated at net market values.
The estimated period over which the benefits of our members will be returned is 12 years (2004: 13 years) for Telstra Super.
Employer contributions
Employer contributions made to:
•	the defined benefits divisions of Telstra Super were $nil for the past three fiscal years; and
•	the defined benefit divisions of the HK CSL scheme for fiscal 2005 were $3 million (2004: $4 million; 2003: $8 million).
In addition, our employer contributions to the accumulation divisions of Telstra Super were insignificant for the past three fiscal years.
These employer contributions are reflected in our statement of financial performance. In addition, no asset has been recorded in our statement of financial position for any surplus of the superannuation schemes.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
23. Investments in controlled entities
The ultimate parent entity of the Telstra Group is the Commonwealth Government of Australia.
Below is a list of our investments in controlled entities.

	Country of	Telstra Entity’s recorded		% of equity held by
Name of entity	incorporation	amount of investment (#)		immediate parent
		As at 30 June		As at 30 June
		2005	2004	2005	2004
		$m	$m	%	%

Parent entity
Telstra Corporation Limited (a)	Australia
Controlled entities
Telecommunications Equipment Finance Pty Ltd * (g)	Australia	—	—	—	—
Telstra Finance Limited (a) (f)	Australia	—	—	100.0	100.0
Telstra Corporate Services Pty Ltd (a)	Australia	6	6	100.0	100.0
Transport Communications Australia Pty Ltd *	Australia	4	4	100.0	100.0
Telstra ESOP Trustee Pty Ltd * (f)	Australia	—	—	100.0	100.0
Telstra Growthshare Pty Ltd * (f)	Australia	—	—	100.0	100.0
On Australia Pty Ltd * (d)	Australia	—	—	—	100.0
Telstra Media Pty Ltd *	Australia	381	381	100.0	100.0
Telstra Multimedia Pty Ltd (a)	Australia	2,678	2,678	100.0	100.0
Telstra International Limited (a)	Australia	84	84	100.0	100.0
Telstra New Wave Pty Ltd * (a) (b)	Australia	1	1	100.0	100.0
Hypertokens Pty Ltd * (f)	Australia	—	—	100.0	100.0
Hypermax Holdings Pty Ltd (formerly Customer Contact Technologies Pty Ltd) * (a) (c) (f)	Australia	8	—	100.0	100.0
Chief Entertainment Pty Ltd * (f) (k)	Australia	—	—	100.0	—
Data & Text Mining Technologies Pty Ltd * (f)	Australia	—	—	100.0	100.0
Lyrebird Technologies Pty Ltd * (f)	Australia	—	—	100.0	100.0
Telstra OnAir Infrastructure Holdings Pty Ltd * (j) (r)	Australia	—	—	100.0	—
Telstra 3G Spectrum Holdings Pty Ltd * (r)	Australia	302	—	100.0	—
1300 Australia Pty Ltd * (q)	Australia	5	—	60.0	50.0

Telstra OnAir Holdings Pty Ltd (r)	Australia	302	302	100.0	100.0
• Telstra OnAir Infrastructure Holdings Pty Ltd * (j) (r)	Australia	—	—	—	100.0
• Telstra 3G Spectrum Holdings Pty Ltd * (r)	Australia	—	—	—	100.0

Telstra Communications Limited (a)	Australia	29	29	100.0	100.0
• Telecom Australia (Saudi) Company Limited (d) (e) (h) (i)	Saudi Arabia	—	—	50.0	50.0

ESA Holding Pty Ltd (n)	Australia	16	—	100.0	—
• Telstra Business Systems Pty Ltd (formerly Damovo (Australia) Pty Ltd (c) (n)	Australia	—	—	100.0	—

Telstra Rewards Pty Ltd *	Australia	14	14	100.0	100.0
• Telstra Visa Card Trust (d)	Australia	—	—	100.0	100.0
• Qantas Telstra Card Trust (d)	Australia	—	—	100.0	100.0
• Telstra Visa Business Card Trust (d)	Australia	—	—	100.0	100.0

Telstra Media Holdings Pty Ltd (a)	Australia	29	29	100.0	100.0
• Telstra Enterprise Services Pty Ltd (a)	Australia	—	—	100.0	100.0
• Telstra Pay TV Pty Ltd (a)	Australia	—	—	100.0	100.0

(continued over page)

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
23. Investments in controlled entities (continued)

	Country of	Telstra Entity’s recorded		% of equity held by
Name of entity	incorporation	amount of investment (#)		immediate parent
		As at 30 June		As at 30 June
		2005	2004	2005	2004
		$m	$m	%	%
Controlled entities (continued)

Telstra Holdings Pty Ltd (a)	Australia	7,177	7,177	100.0	100.0
• Beijing Australia Telecommunications Technical Consulting Services Company Limited (e) (i)	China	—	—	100.0	100.0
• Telstra Holdings (Bermuda) No. 2 Limited (i)	Bermuda	—	—	100.0	100.0
• Telstra CSL Limited (i)	Bermuda	—	—	100.0	100.0
• Bestclass Holdings Ltd (i)	British Virgin Islands	—	—	100.0	100.0
• Hong Kong CSL Limited (i)	Hong Kong	—	—	100.0	100.0
• Integrated Business Systems Limited (i)	Hong Kong	—	—	100.0	100.0
• One2Free Personalcom Limited (i)	Hong Kong	—	—	100.0	100.0
• CSL Limited (i)	Hong Kong	—	—	100.0	100.0
• Telstra Holdings (Bermuda) No 1 Limited (i)	Bermuda	—	—	100.0	100.0
• Telstra International HK Limited (i)	Hong Kong	—	—	100.0	100.0
• Damovo HK Ltd (i) (n)	Hong Kong	—	—	100.0	—
• Telstra IDC Holdings Limited (d) (i)	Bermuda	—	—	—	100.0
• Telstra Japan Retail K.K. (i)	Japan	—	—	100.0	100.0
• Telstra Singapore Pte Ltd (i)	Singapore	—	—	100.0	100.0
• Telstra Global Limited (i)	United Kingdom	—	—	100.0	100.0
• PT Telstra Nusantara (i)	Indonesia	—	—	100.0	100.0
• Telstra Europe Limited (i)	United Kingdom	—	—	100.0	100.0
• Telstra (Cable Telecom) Limited (formerly Cable Telecom (GB) Limited) (c) (i) (r)	United Kingdom	—	—	100.0	100.0
• Telstra (PSINet) Limited (formerly PSINet UK Limited) (c) (i) (m)	United Kingdom	—	—	100.0	—
• Telstra (CTE) Limited (formerly Cable Telecom Europe Limited) (c) (i) (r)	United Kingdom	—	—	—	100.0
• Cable Telecommunication Limited (i) (r)	United Kingdom	—	—	—	100.0
• Telstra (CTE) Limited (formerly Cable Telecom Europe Limited) (c) (i) (r)	United Kingdom	—	—	100.0	—
• Cable Telecommunication Limited (i) (r)	United Kingdom	—	—	100.0	—
• PSINet Datacentre UK Limited (i) (m)	United Kingdom	—	—	100.0	—
• Inteligen Communications Limited (formerly EUNet GB Limited) (c) (i) (m)	United Kingdom	—	—	100.0	—
• Telstra Jersey Limited (formerly PSINet Jersey Limited) (c) (i) (m)	Jersey	—	—	100.0	—
• PSINet Hosting Centre Limited (i) (m)	Jersey	—	—	100.0	—
• Cordoba Holdings Limited (i) (m)	Jersey	—	—	100.0	—
• Telstra (LHC) Limited (formerly London Hosting Centre Limited) (c) (i) (m)	Jersey	—	—	100.0	—
• Telstra Inc. (i)	United States	—	—	100.0	100.0
• Telstra India (Private) Limited (i)	India	—	—	100.0	100.0
• Telstra Limited (i)	New Zealand	—	—	100.0	100.0
• Telstra New Zealand Holdings Limited (i)	New Zealand	—	—	100.0	100.0
• TelstraClear Limited (i)	New Zealand	—	—	100.0	100.0
• TelstraSaturn Holdings Limited (i)	New Zealand	—	—	100.0	100.0

(continued over page)

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
23. Investments in controlled entities (continued)

	Country of	Telstra Entity’s recorded		% of equity held by
Name of entity	incorporation	amount of investment (#)		immediate parent
		As at 30 June		As at 30 June
		2005	2004	2005	2004
		$m	$m	%	%
Controlled entities (continued)

• Sytec Resources Ltd (i) (o)	New Zealand	—	—	100.0	—
• Sytec Resources (Australia) Pty Ltd * (i) (o)	Australia	—	—	100.0	—
• DMZ Global Limited (i) (o)	New Zealand	—	—	100.0	—
• DMZ Global (Australia) Pty Ltd * (i) (o)	Australia	—	—	100.0	—
• CLEAR Communications Limited (i)	New Zealand	—	—	100.0	100.0

Network Design and Construction Limited (a)	Australia	177	177	100.0	100.0
• NDC Global Holdings Pty Ltd (a)	Australia	—	—	100.0	100.0
• NDC Telecommunications India Private Limited (i)	India	—	—	98.0	98.0
• PT NDC Indonesia (d) (i)	Indonesia	—	—	95.0	95.0
• NDC Global Philippines, Inc (d) (e) (i)	Philippines	—	—	100.0	100.0
• NDC Global Services (Thailand) Limited (d) (i)	Thailand	—	—	49.0	49.0
• NDC Global Holdings (Thailand) Limited (d) (h) (i)	Thailand	—	—	49.0	49.0
• NDC Global Services (Thailand) Limited (d) (i)	Thailand	—	—	51.0	51.0
• NDC Global Services Malaysia Sdn. Bhd (d) (i)	Malaysia	—	—	—	100.0
• NDC Global Services Pty Ltd (a)	Australia	—	—	100.0	100.0
• NDC Telecommunications India Private Limited (i)	India	—	—	2.0	2.0

Telstra Services Solutions Holdings Limited (a)	Australia	898	898	100.0	100.0
• Telstra CB.net Limited (a) (b)	Australia	—	—	100.0	100.0
• Telstra CB.Com Limited (a) (b)	Australia	—	—	100.0	100.0
• Telstra CB.fs Limited (a) (b)	Australia	—	—	100.0	100.0
• Telstra eBusiness Services Pty Ltd (a) (r)	Australia	—	—	—	100.0
• Telstra eBusiness Services Pty Ltd (a) (r)	Australia	—	—	100.0	—
• Australasian Insurance Systems Pty Ltd (a)	Australia	—	—	100.0	100.0
• TRC Computer Systems Pty Ltd (a)	Australia	—	—	100.0	100.0
• DBA Limited (a)	Australia	—	—	100.0	100.0
• Brokerlink Pty Ltd (a)	Australia	—	—	81.3	81.3
• DBA Computer Systems Pty Ltd (a)	Australia	—	—	100.0	100.0
• Brokerlink Pty Ltd (a)	Australia	—	—	18.7	18.7
• Unilink Group Pty Ltd *	Australia	—	—	100.0	100.0
• KAZ Group Limited (a) (l)	Australia	—	—	100.0	—
• KAZ Computer Services (SEA) Pte Ltd (i) (l)	Singapore	—	—	100.0	—
• KAZ Computer Services (Hong Kong) Ltd (i) (l)	Hong Kong	—	—	75.0	—
• Australian Administration Services Pty Ltd (l)	Australia	—	—	100.0	—
• AAS Superannuation Services Pty Ltd * (l)	Australia	—	—	100.0	—
• KAZ Business Services Australia Pty Ltd (formerly Nexis Pty Ltd) * (c) (l)	Australia	—	—	100.0	—
• KAZ Business Services Pty Ltd (a) (l)	Australia	—	—	100.0	—
• KAZ Software Solutions Pty Ltd * (a) (l)	Australia	—	—	100.0	—
• Atune Financial Solutions Pty Ltd * (a) (l)	Australia	—	—	100.0	—
• KAZ Technology Services Pty Ltd (l)	Australia	—	—	100.0	—
• IOCORE Asia Pacific Pty Ltd * (l)	Australia	—	—	100.0	—
• Techsouth Pty Ltd * (l)	Australia	—	—	100.0	—
• KAZ Technology Services Australia Pty Ltd (formerly 551 Glenferrie Road Pty Ltd) * (c) (l)	Australia	—	—	100.0	—
• Fundi Software Pty Ltd * (l)	Australia	—	—	100.0	—

(continued over page)

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
23. Investments in controlled entities (continued)

	Country of	Telstra Entity’s recorded		% of equity held by
Name of entity	incorporation	amount of investment (#)		immediate parent
		As at 30 June		As at 30 June
		2005	2004	2005	2004
		$m	$m	%	%
Controlled entities (continued)

Sensis Pty Ltd (a)	Australia	757	757	100.0	100.0
• CitySearch Australia Pty Ltd *	Australia	—	—	100.0	100.0
• CitySearch Canberra Pty Ltd *	Australia	—	—	100.0	100.0
• Trading Post Group Pty Ltd (a)	Australia	—	—	33.0	33.0
• Trading Post (Australia) Holdings Pty Ltd (a)	Australia	—	—	100.0	100.0
• Trading Post Group Pty Ltd (a)	Australia	—	—	67.0	67.0
• The Melbourne Trading Post Pty Ltd (a)	Australia	—	—	100.0	100.0
• The National Trading Post Pty Ltd * (a)	Australia	—	—	100.0	100.0
• Australian Retirement Publications Pty Ltd * (a)	Australia	—	—	100.0	100.0
• Collectormania Australia Pty Ltd * (a)	Australia	—	—	100.0	100.0
• The Personal Trading Post Pty Ltd (a)	Australia	—	—	100.0	100.0
• Auto Trader Australia Pty Ltd (a)	Australia	—	—	100.0	100.0
• WA Auto Trader Pty Ltd (a)	Australia	—	—	100.0	100.0
• Sydney Buy & Sell Pty Ltd *	Australia	—	—	100.0	100.0
• Sydney Auto Trader Pty Ltd *	Australia	—	—	100.0	100.0
• Ad Mag SA & NSW Pty Ltd *	Australia	—	—	100.0	100.0
• Ad Mag AGI Pty Ltd *	Australia	—	—	100.0	100.0
• Trading Post (AW) Pty Ltd *	Australia	—	—	100.0	100.0
• Warranty Direct (Australia) Pty Ltd *	Australia	—	—	100.0	100.0
• Just Listed Pty Ltd * (a)	Australia	—	—	100.0	100.0
• Trading Post (TCA) Pty Ltd (a)	Australia	—	—	100.0	100.0
• Research Resources Pty Ltd *	Australia	—	—	100.0	100.0
• Queensland Trading Post Pty Ltd *	Australia	—	—	100.0	100.0
• Trading Post Marketing (Qld) Pty Ltd * .	Australia	—	—	100.0	100.0
• Trading Post on the Net Pty Ltd *	Australia	—	—	100.0	100.0
• Trading Post Australia Pty Ltd (a)	Australia	—	—	100.0	100.0
• Appraised Staff Agency Pty Ltd *	Australia	—	—	100.0	100.0
• Tradernet Pty Ltd *	Australia	—	—	100.0	100.0
• Trading Post Classifieds Pty Ltd *	Australia	—	—	100.0	100.0
• Trading Post On Line Pty Ltd *	Australia	—	—	100.0	100.0
• Sensis Holdings Pty Ltd *	Australia	—	—	100.0	100.0
• Invizage Pty Ltd *	Australia	—	—	75.0	75.0
• Universal Publishers Pty Ltd (a) (p)	Australia	—	—	100.0	—

Total investment in consolidated entities		12,868	12,537

(#)	The amounts recorded are before any provision for reduction in value.

(*)	These entities are Australian small proprietary limited companies, which are not required to prepare and lodge individual audited financial reports with the Australian Securities and Investment Commission.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
23. Investments in controlled entities (continued)
ASIC deed of cross guarantee
(a) The following companies have entered into a deed of cross guarantee dated 4 June 1996 (or have been subsequently added to this deed by an assumption deed):
•	Telstra Corporation Limited;

•	Telstra Corporate Services Pty Ltd;

•	Telstra Multimedia Pty Ltd;

•	Telstra International Limited;

•	Telstra New Wave Pty Ltd (b);

•	Hypermax Holdings Pty Ltd (formerly Customer Contact Technologies Pty Ltd) (+);

•	Telstra Communications Limited;

•	Telstra Media Holdings Pty Ltd;

•	Telstra Enterprise Services Pty Ltd;

•	Telstra Pay TV Pty Ltd;

•	Telstra Holdings Pty Ltd;

•	Network Design and Construction Limited;

•	NDC Global Holdings Pty Ltd;

•	NDC Global Services Pty Ltd;

•	Telstra Services Solutions Holdings Ltd;

•	Telstra CB.net Limited (b);

•	Telstra CB.Com Limited (b);

•	Telstra CB.fs Limited (b);

•	Telstra eBusiness Services Pty Ltd;

•	Australasian Insurance Systems Pty Ltd;

•	TRC Computer Systems Pty Ltd;

•	DBA Limited;

•	Brokerlink Pty Ltd;

•	DBA Computer Systems Pty Ltd;

•	KAZ Group Limited (+);

•	KAZ Business Services Pty Ltd (+);

•	KAZ Software Solutions Pty Ltd (+);

•	Atune Financial Services Pty Ltd (+);

•	Sensis Pty Ltd;

•	Trading Post (Australia) Holdings Pty Ltd;

•	Trading Post Group Pty Ltd;

•	The Melbourne Trading Post Pty Ltd;

•	The National Trading Post Pty Ltd;

•	Collectormania Australia Pty Ltd;

•	Australian Retirement Publications Pty Ltd;

•	The Personal Trading Post Pty Ltd;

•	Auto Trader Australia Pty Ltd;

•	WA Auto Trader Pty Ltd;

•	Just Listed Pty Ltd;

•	Trading Post (TCA) Pty Ltd;

•	Trading Post Australia Pty Ltd; and

•	Universal Publishers Pty Ltd (+).
Telstra Finance Limited is trustee to the deed of cross guarantee.

(+) These entities were added to the deed of cross guarantee during fiscal 2005 by an assumption deed dated 24 June 2005.
The deed of cross guarantee was formed under Australian Securities and Investment Commission (ASIC) Class Order 98/1418, including subsequent amendments made thereto. This class order was dated 13 August 1998 and has been subsequently amended by class orders 98/ 2017, 00/321, 01/1087, 02/248, 02/1017, 04/663, 04/682, 04/1624 and 05/ 542. Under this class order and the deed of cross guarantee, the companies listed above, except for Telstra Finance Limited:
•	form a closed group and extended closed group as defined in the class order;

•	do not have to prepare and lodge audited financial reports under the Corporations Act 2001. This does not apply to Telstra Corporation Limited; and

•	guarantee the payment in full of the debts of the other named companies in the event of their winding up.
The consolidated assets and liabilities of the closed group and extended closed group at 30 June 2005 and 30 June 2004 are presented according to ASIC class order 98/1418 (as amended) as follows. This excludes Telstra Finance Limited. All significant transactions between members of the closed group have been eliminated.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
23. Investments in controlled entities (continued)
ASIC deed of cross guarantee (continued)
(a) continued

Closed group statement of financial position	Closed Group
	As at 30 June
	2005	2004
	$m	$m

Current assets
Cash assets	1,368	604
Receivables	3,596	3,556
Inventories	197	200
Other assets	765	697

Total current assets	5,926	5,057

Non current assets
Receivables	1,066	1,760
Inventories	15	10
Investments — accounted for using the equity method	48	41
Investments — other	3,134	2,596
Property, plant and equipment	21,546	21,567
Intangibles — goodwill	311	248
Intangibles — other	622	617
Other assets	2,565	2,324

Total non current assets	29,307	29,163

Total assets	35,233	34,220

Current liabilities
Payables	2,052	1,999
Interest-bearing liabilities	2,183	3,753
Income tax payable	516	509
Provisions	353	350
Revenue received in advance	1,091	1,075

Total current liabilities	6,195	7,686

Non current liabilities
Payables	14	47
Interest-bearing liabilities	11,800	9,014
Provision for deferred income tax	1,826	1,748
Provisions	810	758
Revenue received in advance	387	408

Total non current liabilities	14,837	11,975

Total liabilities	21,032	19,661

Net assets	14,201	14,559

Shareholders’ equity
Contributed equity	5,793	6,073
Reserves	37	41
Retained profits	8,371	8,445

Shareholders’ equity available to the closed group	14,201	14,559

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
23. Investments in controlled entities (continued)
ASIC deed of cross guarantee (continued)
(a) (continued)
The consolidated net profit of the closed group and extended closed group for the fiscal years ended 30 June 2005 and 30 June 2004 is presented according to ASIC class order 98/1418 (as amended) as follows.
This excludes Telstra Finance Limited. All significant transactions between members of the closed group have been eliminated.

Closed group statement of financial performance and retained profits reconciliation		Closed Group
		Year ended 30 June
		2005	2004
	Note	$m	$m

Ordinary activities
Profit before income tax expense		6,316	5,867
Income tax expense		1,789	1,700

Net profit available to the closed group		4,527	4,167

Retained profits at the beginning of the financial year available to the closed group		8,445	8,112
Share buy-back	18	(476)	(649)
Transfer out of closed group		—	1
Transfers to retained profits		6	—

Total available for distribution		12,502	11,631
Dividends paid		4,131	3,186

Retained profits at the end of the financial year available to the closed group		8,371	8,445

(b) The following companies will cease to be party to the deed of cross guarantee as at 11 September 2005 due to a revocation deed dated 11 March 2005:
•	Telstra New Wave Pty Ltd;

•	Telstra CB.net Limited;

•	Telstra CB.Com Limited; and

•	Telstra CB.fs Limited.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
23. Investments in controlled entities (continued)
Change of company names
(c) The following entities changed their names during fiscal 2005:
•	Customer Contact Technologies Pty Ltd changed its name to Hypermax Holdings Pty Ltd on 30 July 2004;

•	551 Glenferrie Road Pty Ltd changed its name to KAZ Technology Services Australia Pty Ltd on 3 December 2004;

•	Nexis Pty Ltd changed its name to KAZ Business Services Australia Pty Ltd on 3 December 2004;

•	Damovo (Australia) Pty Ltd changed its name to Telstra Business Systems Pty Ltd on 1 February 2005;

•	Cable Telecom (GB) Limited changed its name to Telstra (Cable Telecom) Limited on 28 February 2005;

•	Cable Telecom Europe Limited changed its name to Telstra (CTE) Limited on 28 February 2005;

•	PSINet UK Limited changed its name to Telstra (PSINet) Limited on 28 February 2005;

•	London Hosting Centre Limited changed its name to Telstra (LHC) Limited on 28 February 2005;

•	PSINet Jersey Limited changed its name to Telstra Jersey Limited on 28 February 2005; and

•	EUNet GB Limited changed its name to Inteligen Communications Limited on 26 April 2005.
Liquidations
(d) As at 30 June 2005, the following companies were in voluntary liquidation:
•	Telecom Australia (Saudi) Company Limited;

•	NDC Global Philippines, Inc;

•	NDC Global Services (Thailand) Limited;

•	NDC Global Holdings (Thailand) Limited; and

•	PT NDC Indonesia.
The following companies were liquidated during fiscal 2005:
•	Telstra IDC Holdings Limited;

•	NDC Global Services Malaysia Sdn. Bhd; and

•	On Australia Pty Ltd.
During fiscal 2002, we entered into arrangements to transfer responsibility for the operation and funding of the Telstra Visa Card, Qantas Telstra Visa Card and the Telstra Visa Business Card loyalty programs and related trusts from Telstra. Dissolution of Telstra’s involvement with these trusts commenced in fiscal 2004 and will be completed during fiscal 2006.
Controlled entities with different balance dates
(e) The following companies have balance dates that differ from our balance date of 30 June for fiscal 2005:
•	Telecom Australia (Saudi) Company Limited — 31 December;

•	Beijing Australia Telecommunications Technical Consulting Services Company Limited — 31 December; and

•	NDC Global Philippines, Inc — 31 December.
Financial reports prepared as at 30 June are used for consolidation purposes.
Rounded investments
(f) The cost of the Telstra Entity’s investments in the following controlled entities, are not shown when rounded to the nearest million dollars:

	As at 30 June
	2005	2004
	$	$

Telstra Finance Limited	5	5
Telstra ESOP Trustee Pty Ltd	2	2
Telstra Growthshare Pty Ltd	1	1
Hypertokens Pty Ltd	40,002	40,002
Hypermax Holdings Pty Ltd (formerly Customer Contact Technologies Pty Ltd) (c)	#	2
Chief Entertainment Pty Ltd (k)	168,399	—
Data & Text Mining Technologies Pty Ltd	2	2
Lyrebird Technologies Pty Ltd	2	2

# Investment greater than $1 million as at 30 June 2005 due to capital injections. Hypermax Holdings Pty Ltd used the capital injections to purchase a business and fund ongoing operations during the period.
Controlled entities in which we have no equity ownership
(g) We do not have an equity investment in Telecommunications Equipment Finance Pty Ltd. We have effective control over this entity through economic dependency and have consolidated it into our group financial report. This company does not have significant assets or liabilities.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
23. Investments in controlled entities (continued)
Controlled entities in which our equity ownership is less than or equal to 50%
(h) We own 50% of the issued capital of Telecom Australia (Saudi) Company Limited. We can exercise control over the Board of Directors of this entity in perpetuity, and therefore we have consolidated the financial results, position and cash flows of this entity into our group financial report.
We own 49% of the issued capital of NDC Global Holdings (Thailand) Limited. We can exercise control over this entity in perpetuity, and therefore we have consolidated the financial results, position and cash flows of this entity into our group financial report.
Controlled entities not individually audited by the Australian National Audit Office
(i) Companies not audited by the Australian National Audit Office, our Australian statutory auditor.
Dividends and distributions received by the Telstra Entity
(j) The Telstra Entity received a return of capital of $302 million from Telstra OnAir Infrastructure Holdings Pty Ltd during fiscal 2005.
New incorporations and investments
(k) On 1 July 2004, we acquired 100% of the issued share capital of Chief Entertainment Pty Ltd. The initial consideration was not significant.
Chief Entertainment Pty Ltd is a provider of broadband audio and visual entertainment.
(l) On 19 July 2004, we acquired 100% of the issued share capital of KAZ Group Limited and its controlled entities (KAZ Group) for a total consideration of $340 million, including acquisition costs.
Our acquisition of KAZ Group Limited included its controlled entities as listed below:
•	KAZ Computer Services (SEA) Pte Ltd;

•	KAZ Computer Services (Hong Kong) Limited;

•	Australian Administration Services Pty Ltd;

•	AAS Superannuation Services Pty Ltd;

•	Nexis Pty Ltd (c);

•	KAZ Business Services Pty Ltd;

•	KAZ Software Solutions Pty Ltd;

•	Atune Financial Solutions Pty Ltd;

•	KAZ Technology Services Pty Ltd;

•	IOCORE Asia Pacific Pty Ltd;

•	Techsouth Pty Ltd;

•	551 Glenferrie Road Pty Ltd (c); and

•	Fundi Software Pty Ltd.
The KAZ Group is a provider of business process outsourcing, systems integration, consulting, applications development and information technology management services. It operates primarily in Australia, but also conducts business in the United States and Asia.
(m) On 25 August 2004, we acquired 100% of the issued share capital of PSINet UK Limited and its controlled entities (PSINet Group) for a total consideration of $124 million, including acquisition costs. Subsequent to acquisition, the PSINet Group was restructured within the Telstra Europe Limited Group and PSINet UK Limited changed its name to Telstra (PSINet) Limited.
Our acquisition of the PSINet Group included the controlled entities as listed below:
•	PSINet Datacentre UK Limited;

•	EUNet GB Limited (c);

•	PSINet Jersey Limited (c);

•	PSINet Hosting Centre Limited;

•	Cordoba Holdings Limited; and

•	London Hosting Centre Limited (c).
The PSINet Group is a provider of e-business infrastructure solutions and corporate internet protocol based communication services.
(n) On 17 September 2004, we acquired 100% of the issued share capital of ESA Holding Pty Ltd and its controlled entity, Damovo (Australia) Pty Ltd, and Damovo HK Limited (Damovo Group) for a total consideration of $66 million, including acquisition costs. The acquisition was achieved through the use of two controlled entities within the Telstra Group.
The Damovo Group provides advanced voice and data business communication solutions and services to large enterprises and government departments.
(o) On 5 November 2004, we acquired 100% of the issued share capital of Sytec Resources Limited and its controlled entities (Sytec Group). The amount initially invested was not significant.
Our acquisition of Sytec Resources Limited included its controlled entities as listed below:
•	Sytec Resources (Australia) Pty Ltd;

•	DMZ Global Limited; and

•	DMZ Global (Australia) Pty Ltd.
The Sytec Group is a provider of information technology related services.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
23. Investments in controlled entities (continued)
New incorporations and investments (continued)
(p) On 20 December 2004, we acquired 100% of the issued share capital of Universal Publishers Pty Ltd for a total consideration of $46 million, including acquisition costs.
Universal Publishers is a publisher of mapping and travel related products. Its publishing program includes street directories, guides, maps and road atlases.
Other acquisitions
(q) On 10 February 2005, we acquired a further 10% of the issued share capital of 1300 Australia Pty Ltd for nominal consideration giving us a 60% controlling interest. Prior to this date, 1300 Australia Pty Ltd was classified as a joint venture entity.
Sales and disposals
(r) The following entities were sold between entities within the Telstra Group:
•	On 5 November 2004, Telstra CB.fs Limited sold its investment in Telstra eBusiness Services Pty Ltd to Telstra Services Solutions Holdings Ltd;

•	On 6 November 2004, Telstra OnAir Holdings Pty Ltd sold its investment in Telstra OnAir Infrastructure Holdings Pty Ltd to Telstra Corporation Limited;

•	On 6 November 2004, Telstra OnAir Infrastructure Holdings Pty Ltd sold its investment in Telstra 3G Spectrum Holdings Pty Ltd to Telstra Corporation Limited;

•	On 1 June 2005, Telstra (Cable Telecom) Limited sold its investment in Telstra (CTE) Limited to Telstra Europe Limited; and

•	On 1 June 2005, Telstra (Cable Telecom) Limited sold its investment in Cable Telecommunication Limited to Telstra Europe Limited.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
24. Investments in joint venture entities and associated entities
Our investments in joint venture entities are listed below:

	Principal	Ownership		Telstra Group’s carrying		Telstra Entity’s carrying
	activities	interest		amount of investment (*)		amount of investment (*)
		As at 30 June		As at 30 June		As at 30 June
		2005	2004	2005	2004	2005	2004
		%	%	$m	$m	$m	$m

Joint venture entities

FOXTEL Partnerships (#) (1)	Pay television	50.0	50.0	—	—	—	—

Customer Services Pty Ltd (1)	Customer service	50.0	50.0	—	—	—	—

FOXTEL Management Pty Ltd (a)	Management services	50.0	50.0	—	—	—	—

FOXTEL Cable Television Pty Ltd (1) (c) .	Pay television	80.0	80.0	—	—	—	—

Reach Ltd (incorporated in Bermuda) (1) (o) (t)	International connectivity services	50.0	50.0	—	—	—	—

Stellar Call Centres Pty Ltd (b) (p)	Call centre services and solutions	—	50.0	—	11	—	3

Xantic B.V. (incorporated in The Netherlands) (t)	Global satellite communications	35.0	35.0	29	29	29	29

TNAS Limited (incorporated in New Zealand) (1) (t)	Toll free number portability in New Zealand	33.3	33.3	—	—	—	—

1300 Australia Pty Ltd (a) (q)	Acquisition and marketing of 1300 “phone words”	—	50.0	—	—	—	—

Money Solutions Pty Ltd (1) (h)	Financial advice and education services	50.0	—	—	—	—	—

HelpYouPay Systems Pty Ltd (formerly Red2Black Systems Pty Ltd) (1) (h) (s)	Debt management services	50.0	—	—	—	—	—

HelpYouPay Pty Ltd (formerly Red2Black Payment Services Pty Ltd) (1) (h) (s)	Debt management services	50.0	—	—	—	—	—

Enhanced Processing Technologies Pty Ltd (a) (h) (f)	Business process outsourcing	60.0	—	—	—	—	—

Enhanced Processing Technologies Inc (incorporated in United States) (a) (h) (f)	Software sales	60.0	—	—	—	—	—

Adstream (Aust) Pty Ltd (g)	Digital advertising and asset management	33.3	—	3	—	3	—

3GIS Pty Ltd (a) (j) (t)	Management services	50.0	—	—	—	—	—

3GIS Partnership (a) (j) (t)	3G network services	50.0	—	—	—	—	—

Bridge Mobile Pte Ltd (incorporated in Singapore) (k)	Regional roaming provider	12.5	—	1	—	—	—

m.Net Corporation Limited (l)	Mobile phone content provider	39.5	8.3	—	—	—	—

			note 11	33	40	32	32
Unless noted in footnote (t), all investments have a balance date of 30 June and are incorporated in Australia. Where there is a different balance date, financial reports prepared as at 30 June are used for equity accounting purposes. Our ownership interest in joint venture entities with different balance dates is the same at that balance date as above unless otherwise noted.

(#) This includes both the FOXTEL Partnership and the FOXTEL Television Partnership.
(1) Equity accounting of these investments has been suspended and the investment is recorded at zero due to losses made by the entities and/or reductions in the equity accounted carrying amount.
(*) The Telstra Group carrying amounts are calculated using the equity method of accounting. The Telstra Entity’s carrying amounts are at cost less any provision for reduction in value.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
24. Investments in joint venture entities and associated entities (continued)
Our investments in associated entities are listed below:

	Principal	Ownership		Telstra Group’s carrying		Telstra Entity’s carrying
	activities	interest		amount of investment (*)		amount of investment (*)
		As at 30 June		As at 30 June		As at 30 June
		2005	2004	2005	2004	2005	2004
		%	%	$m	$m	$m	$m

(ii) Associated entities
Australia-Japan Cable Holdings Limited (incorporated in Bermuda) (1) (t)	Network cable provider	39.9	39.9	—	—	—	—

ECard Pty Ltd (a) (b) (r)	Smart card transaction processing	—	50.0	—	—	—	—

Telstra Super Pty Ltd (1) (a) (d)	Superannuation trustee	100.0	100.0	—	—	—	-

Keycorp Limited (b) (i) (n)	Electronic transactions solutions	47.8	47.9	12	—	12	—

Telstra Foundation Limited (e)	Charitable trustee organisation	100.0	100.0	—	—	—	—

LinkMe Pty Ltd (m)	Internet recruitment provider	40.0	—	4	—	—	—

				16	—	12	—
Unless noted in footnote (t), all investments have a balance date of 30 June and are incorporated in Australia. Where there is a different balance date, financial reports prepared as at 30 June are used for equity accounting purposes. Our ownership interest in associated entities with different balance dates is the same at that balance date as above unless otherwise noted.

(1) Equity accounting of these investments has been suspended and the investment is recorded at zero due to losses made by the entities and/or reductions in the equity accounted carrying amount.
(*) The Telstra Group carrying amounts are calculated using the equity method of accounting. The Telstra Entity’s carrying amounts are at cost less any provision for reduction in value.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
24. Investments in joint venture entities and associated entities (continued)
Share of joint venture entities’ and associated entities’ net losses/ (profits)

	Year ended 30 June
	2005	2004	2003
	$m	$m	$m

Our net loss/(profit) from joint venture entities and associated entities has been contributed by the following entities:
Joint venture entities
- FOXTEL Partnerships (#)	5	44	47
- Stellar Call Centres Pty Ltd (b)	(3)	(2)	(2)
- Xantic B.V.	(3)	43	24
- Reach Ltd (o)	—	—	946

	(1)	85	1,015

Associated entities
- IBM Global Services Australia Limited (+)	—	(3)	(6)
- Australia-Japan Cable Holdings Limited	—	—	6
- Solution 6 Holdings Limited (+)	—	—	2
- ECard Pty Ltd (a) (b) (r)	—	2	10
- Keycorp Limited (i) (b) (n)	(8)	—	—
- PT Mitra Global Telekomunikasi Indonesia (+)	—	(6)	(2)

	(8)	(7)	10

	(9)	78	1,025

(#)	This includes both the FOXTEL Partnership and the FOXTEL Television Partnership.

(+)	In prior reporting periods we have sold our interests in these associated entities.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
24. Investments in joint venture entities and associated entities (continued)
Rounded investments
(a) The carrying amounts of our investments in joint venture entities and associated entities which are not shown when rounded to the nearest million dollars are shown below:

	Carrying amount of investment
	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2005	2004	2005	2004
	$	$	$	$
(i) Joint venture entities
FOXTEL Management Pty Ltd.	1	1	—	—
1300 Australia Pty Ltd (q)	—	398,853	—	500,000
Enhanced Processing Technologies Pty Ltd (h)	505,104	—	—	—
Enhanced Processing Technologies Inc (h)	100,425	—	—	—
3GIS Pty Ltd (j) (t)	1	—	—	—
3GIS Partnership (j)	1	—	—	—
(ii) Associated entities
ECard Pty Ltd (b) (r)	—	100,001	—	100,001
Telstra Super Pty Ltd (d)	*	*	2	2

*	Equity accounted amount of investment is suspended and the investment is recorded at zero due to losses made by the entities or as a result of reducing the equity accounted amount to zero.
Dividends received from joint venture entities and associated entities
(b) We received dividends and distributions from the following entities during fiscal 2005:
•	Stellar Call Centres Pty Ltd $0.6 million (2004: $1.2 million);

•	ECard Pty Ltd $0.3 million (2004: $1.4 million); and

•	Keycorp Limited $1.2 million (2004: $nil).
Associated entities and joint venture entities in which we own more than 50% equity
(c) We own 80% of the equity of FOXTEL Cable Television Pty Ltd. This entity is disclosed as a joint venture entity as the outside equity shareholders have participating rights that prevent us from dominating the decision making of the Board of Directors. Effective voting power is restricted to 50% and we have joint control.
(d) We own 100% of the equity of Telstra Super Pty Ltd, the trustee for the Telstra Superannuation Scheme (Telstra Super). We do not consolidate Telstra Super Pty Ltd, as we do not control the Board of Directors. We have equal representation with employee representatives on the Board. Our voting power is limited to 44%, which is equivalent to our representation on the Board. The entity is therefore classified as an associated entity as we have significant influence over it.
(e) We own 100% of the equity of Telstra Foundation Limited (TFL). TFL is limited by guarantee (guaranteed to $100) with Telstra Corporation Limited being the sole member. We did not contribute any equity to TFL on incorporation. TFL is the trustee of the Telstra Community Development Fund and manager of the Telstras Kids’ Fund. We do not consolidate TFL as we do not control the Board. However, due to our Board representation we significantly influence this entity. Our voting power is limited to 43%, which is equivalent to our representation on the Board.
(f) We own 60% of the equity of Enhanced Processing Technologies Pty Ltd and Enhanced Processing Technologies Inc. These entities are subject to joint control based on their respective shareholders’ agreements, under which mutual consent of the shareholders is required in determining the financial and operating policies of the entities. As a result, they have been classified as joint venture entities.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
24. Investments in joint venture entities and associated entities (continued)
New joint venture entities and associated entities
(g) On 19 July 2004, we acquired 33.3% of the issued share capital of Adstream (Aust) Pty Ltd. The amount invested was not significant.
(h) On 19 July 2004, we acquired KAZ Group Ltd and its controlled entities (KAZ Group). As part of the acquisition of the KAZ Group we also acquired a number of joint venture entities. Refer to note 23 for further details of the acquisition.
(i) On 20 September 2004, the ownership interest in Keycorp Limited was transferred to Telstra Corporation Limited from Telstra CB.fs Limited.
(j) On 6 December 2004, we signed agreements with Hutchison 3G Australia Pty Ltd (H3GA), a subsidiary of Hutchison Telecommunications (Australia) Limited, to jointly own and operate H3GA’s existing third generation (3G) radio access network and fund future network development.
The 3GIS Partnership has been established to operate this network. 3GIS Pty Ltd was established to act as agent for the 3GIS Partnership.
(k) On 14 April 2005, we acquired 12.5% of the issued share capital of Bridge Mobile Pte Ltd. Our voting interest in this entity is equivalent to our seven joint venture partners. The amount invested was not significant.
(l) On 20 May 2005, we were issued a further 31.2% shareholding in m.Net Corporation Limited as consideration for in-kind services provided. As a result of the increase, we have now classified the investment as a joint venture entity and commenced equity accounting. Prior to this date we classified our interest as an other investment.
(m) On 2 June 2005, we acquired 40% of the issued share capital of LinkMe Pty Ltd. The amount invested was not significant.
Other changes in joint venture entities and associated entities
(n) On 7 March 2005, our investment in Keycorp Limited was decreased from 47.9% to 47.8% due to a dilution in our shareholding.
(o) During fiscal 2003 we wrote down the carrying amount of the investment in our 50% owned joint venture, Reach Ltd. Equity accounting of the investment is suspended and the investment is recorded at zero.
The write down occurred due to the depressed conditions in the global market for international data and internet capacity resulting in high levels of excess capacity, intense price competition and lower than expected revenues. Refer to note 3 for further information.
Sale of investments
(p) On 21 June 2005, we completed the sale of our 50% shareholding in Stellar Call Centres Pty Ltd. The revenue on sale of the investment was not considered to be significant.
Investments no longer equity accounted
(q) On 10 February 2005, we acquired an additional 10% shareholding in 1300 Australia Pty Ltd giving us a controlling interest. Prior to this date 1300 Australia Pty Ltd was a joint venture entity and was equity accounted.
(r) On 14 April 2005, we ceased equity accounting our investment in ECard Pty Ltd as the entity was deregistered.
Change of company name
(s) The following entities changed names during fiscal 2005:
•	Red2Black Systems Pty Ltd changed its name to HelpYouPay Systems Pty Ltd on 11 October 2004; and

•	Red2Black Payment Services Pty Ltd changed its name to HelpYouPay Pty Ltd on 11 October 2004.
Joint venture entities and associated entities with different balance dates
(t) The following joint ventures entities and associated entities have different balance dates to our balance date of 30 June for fiscal 2005:
•	Reach Ltd — 31 December;

•	Xantic B.V. — 31 December;

•	TNAS Limited — 31 March.

•	3GIS Pty Ltd — 31 December;

•	3GIS Partnership — 31 December; and

•	Australia-Japan Cable Holdings Limited — 31 December.
Financial reports prepared as at 30 June are used for equity accounting purposes.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
24. Investments in joint venture entities and associated entities (continued)
The movements in the consolidated equity accounted amount of our joint venture entities and associated entities are summarised as follows:

		Joint venture entities		Associated entities
		Telstra Group		Telstra Group
		Year ended/As at		Year ended/As at
		30 June		30 June
		2005	2004	2005	2004
Note		$m	$m	$m	$m
Carrying amount of investments at beginning of year		40	129	—	30
Additional investments made during the year		13	—	4	—

		53	129	4	30
Share of profits/(losses) before income tax expense		2	(81)	7	10
Share of income tax expense		(1)	(4)	1	(3)

Share of net profits/(losses) after income tax expense		1	(85)	8	7
Amortisation of unrealised inter-entity profits after income tax		2	2	—	—
Write down of notional goodwill and release of deferred profit of Reach Ltd.		—	—	—	—
Amortisation of notional goodwill		(2)	(2)	—	—

Share of net profits/(losses)		1	(85)	8	7
Dividends and distributions received		(1)	(1)	(1)	(1)
Share of reserves.		—	—	5	—
Share of foreign currency translation reserve and movements due to exchange rate translations.		(2)	(3)	—	(2)
Sale, transfers and reductions of investments during the year		(16)	—	—	(34)

Carrying amount of investments before reduction to recoverable amount		35	40	16	—
Reduction in value of investments to recoverable amount		(2)	—	—	—

Carrying amount of investments at end of year	11	33	40	16	—

Our share of contingent liabilities of joint venture entities and associated entities — we are not directly liable for these		—	2	—	—

Our share of capital commitments contracted for, by our joint venture entities and associated entities — we are not directly liable for these (a)		9	84	—	—

Our share of other expenditure commitments contracted for (other than the supply of inventories), by our joint venture entities and associated entities — we are not directly liable for these (a)		52	67	4	4

(a) Our share of commitments and guarantees of our joint venture entities for which we are directly liable are included within note 20 and note 21 respectively.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
24. Investments in joint venture entities and associated entities (continued)
Other disclosures for joint venture entities
Summarised presentation of our share of all of our joint venture entities’ and associated entities’ assets, liabilities, revenue and expense items (including joint venture entities and associated entities where equity accounting has been suspended):

	Joint venture entities		Associated entities
	Telstra Group		Telstra Group
	Year ended/As at		Year ended/As at
	30 June		30 June
	2005	2004	2005	2004
	$m	$m	$m	$m
Current assets	393	297	31	27
Non current assets	391	526	151	198

Total assets	784	823	182	225

Current liabilities	729	595	36	38
Non current liabilities	296	1,316	202	221

Total liabilities	1,025	1,911	238	259

Net assets	(241)	(1,088)	(56)	(34)

Total revenues	1,377	1,383	81	76
Total expenses	1,240	2,240	81	116

Profit/(loss) before income tax expense	137	(857)	—	(40)
Income tax expense/(benefit)	5	(36)	3	—

Net profit/(loss)	132	(821)	(3)	(40)

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
24. Investments in joint venture entities and associated entities (continued)
Included in the consolidated financial report of the Telstra Group are:

	Joint venture entities		Associated entities
	Telstra Group		Telstra Group
	As at 30 June		As at 30 June
	2005	2004	2005	2004
	$m	$m	$m	$m
Amount of our recorded retained losses balance relating to equity accounting our joint venture entities and associated entities (a)	(2,633)	(2,630)	(163)	(172)

Amount of our recorded foreign currency translation reserve credit/(debit) balance relating to equity accounting our joint venture entities and associated entities	(18)	(16)	(6)	(6)

Amount of our recorded general reserve credit/(debit) balance relating to equity accounting our joint venture entities and associated entities	—	—	5	5

(a)	The following items are included in this amount:
•	share of net (losses)/profits;

•	adjustment for initial unrealised inter-entity profit after income tax expense;

•	notional goodwill amortisation and writedowns;

•	deferred profits amortised; and

•	reduction in value of investments to recoverable amount.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
25. Directors’ remuneration — salaries and other benefits
The directors’ of the Telstra Entity for the year ended 30 June 2005 were:

Name	Position
Donald G McGauchie	Chairman, Non Executive Director, appointed 1998, appointed Chairman 20 July 2004
John T Ralph	Deputy Chairman, Non Executive Director, appointed 1996, retirement announced effective 11 August 2005
Zygmunt E Switkowski	Chief Executive Officer and Managing Director, appointed 1999, resigned as of 1 July 2005
Samuel H Chisholm	Non Executive Director, appointed 2000, resigned 28 October 2004
Anthony J Clark	Non Executive Director, appointed 1996, retirement announced effective 11 August 2005
John E Fletcher	Non Executive Director, appointed 2000
Belinda J Hutchinson	Non Executive Director, appointed 2001
Catherine B Livingstone	Non Executive Director, appointed 2000
Charles Macek	Non Executive Director, appointed 2001
John W Stocker	Non Executive Director, appointed 1996
Our directors’ remuneration for the year ended 30 June 2005 was as follows:

	Primary benefits			Post employment		Equity compensation			Other	Total
	Salary &	Short term	Non-	Superan-	Retirement	Direct-	Deferred	Other	Other
Year ended	fees	incentive	monetary	nuation	benefits (a)	share	shares	equity	fees (b)
30 June 2005	$	$	$	$	$	$	$	$	$	$

D McGauchie	225,503	—	2,317	11,484	195,396	60,054	—	—	2,837	497,591
J Ralph	131,559	—	2,253	—	79,940	30,703	—	—	—	244,455
Z Switkowski	1,830,900	1,961,000	24,357	101,850	—	—	725,912	2,045,313	—	6,689,332
S Chisholm (c)	—	—	—	—	—	—	—	—	—	—
A Clark	69,357	—	2,753	8,493	48,811	19,463	—	—	—	148,877
J Fletcher	43,795	—	3,015	6,705	35,603	40,000	—	—	—	129,118
B Hutchinson	70,065	—	2,253	6,692	32,004	19,189	—	—	—	130,203
C Livingstone	77,764	—	2,253	8,537	46,216	21,575	—	—	—	156,345
C Macek	79,584	—	2,057	8,717	40,160	22,075	—	—	—	152,593
J Stocker	71,975	—	2,253	6,478	73,130	52,173	—	—	—	206,009

	2,600,502	1,961,000	43,511	158,956	551,260	265,232	725,912	2,045,313	2,837	8,354,523

During fiscal 2005, Dr Switkowski ceased employment with the Company effective 1 July 2005. Dr Switkowski’s termination payment was paid to him during July 2005, the details of which are as follows:

Nature of payment	$

Termination payment (*)	2,092,000
Accrued annual leave entitlements	649,843
Accrued long service leave entitlements	409,683

Total	3,151,526

(*) In accordance with the terms of Dr Switkowski’s employment contract, he was entitled to an amount equal to 12 months fixed remuneration as a termination payment. Fixed remuneration comprises salary, superannuation and the value of salary sacrificed items. The amount is based on our October to October salary review period and hence, will differ from the amounts disclosed for Dr Switkowski’s fiscal 2005 remuneration above.

Dr Switkowski will receive his short term incentive payment, included in total remuneration above, subsequent to the Board approving the value at the August 2005 Board meeting.
Dr Switkowski participated in the deferred remuneration and long term incentive plans. Upon ceasing employment, Dr Switkowski retained the right to deferred shares allocated under the deferred remuneration plan. These can be exercised at any time and those not exercised before the expiration of the exercise period will lapse. He also retained the right to instruments previously allocated under the long term incentive plans, subject to the required performance hurdles being met. Further details of the plans and the instruments allocated to Dr Switkowski are available at note 19.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
25. Directors’ remuneration — salaries and other benefits (continued)
Performance rights and options allocated under the September 2001 plan vested on 28 June 2005, and as a result, may be exercised any time after this date, subject to the Company’s share trading policy. All other allocations are yet to meet the required performance hurdles and have not vested.
Dr Switkowski has not received any entitlement to additional superannuation benefits upon termination. His cumulative superannuation entitlements are as disclosed in his remuneration over the period of his employment. These amounts reside in Dr Switkowski’s superannuation fund to be dealt with at his discretion.
Our directors’ remuneration for the year ended 30 June 2004 was as follows:

	Primary benefits			Post employment		Equity compensation			Other	Total
	Salary &	Short term	Non-	Superan-	Retirement	Direct-	Deferred	Other	Other
Year ended	fees	incentive	monetary	nuation	benefits (a)	share	shares	equity	fees (b)
30 June 2004	$	$	$	$	$	$	$	$	$	$

D McGauchie	45,871	—	6,279	8,629	30,908	30,000	—	—	50,000	171,687
J Ralph	141,852	—	5,136	—	78,896	28,000	—	—	—	253,884
R Mansfield (d)	144,200	—	139	19,800	82,180	56,000	—	—	—	302,319
Z Switkowski	1,339,314	627,300	25,913	98,437	—	—	660,854	1,663,245	—	4,415,063
S Chisholm (c)	—	—	—	—	—	—	—	—	—	—
A Clark	67,450	—	6,482	8,550	47,932	19,000	—	—	—	149,414
J Fletcher	37,800	—	3,026	7,200	24,098	35,000	—	—	—	107,124
B Hutchinson	59,661	—	4,476	6,480	71,790	13,859	—	—	—	156,266
C Livingstone	67,450	—	4,602	8,550	30,004	19,000	—	—	—	129,606
C Macek	67,450	—	4,192	8,550	77,789	19,000	—	—	—	176,981
W Owens (d)	46,154	—	—	—	74,083	30,000	—	—	31,529	181,766
J Stocker	34,499	—	5,465	3,105	60,590	77,396	—	—	—	181,055

	2,051,701	627,300	65,710	169,301	578,270	327,255	660,854	1,663,245	81,529	6,225,165

(a)	We have not paid any post employment benefits that are prescribed benefits during fiscal 2005 or fiscal 2004.

(b)	These items relate to fees for services in addition to the director’s Board duties.

(c)	Mr Chisholm resigned from the Board on 28 October 2004. During his tenure, Mr Chisholm declined to receive fees for his Board duties to Telstra.

(d)	Mr Mansfield and Mr Owens resigned from the Board during fiscal 2004.
Details of the components of our directors’ remuneration
The information below relates to the remuneration for our non-executive directors. The remuneration of our CEO and managing director is determined in a manner that is consistent with that of our specified executives, which is described in note 26.
Salary and fees
Telstra directors are remunerated in accordance with our constitution which provides for the aggregate limit for directors’ fees to be set and varied only by approval of a resolution at the annual general meeting of shareholders. Our constitution provides that the allocation of fees to directors within the pool limit shall be determined by the Board.
In setting the pool limit, the Board takes into account the Company’s existing remuneration policies, independent professional advice, the value of fee pools of other comparable companies, the fees paid to individual directors of other companies, and the level of remuneration necessary to attract and retain directors of a suitable calibre. The fees paid to directors are set at levels which reflect both the responsibilities of, and the time commitments required, from each director to discharge their duties.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
25. Directors’ remuneration — salaries and other benefits (continued)
Salary and fees (continued)
In order to maintain their independence and impartiality, the quantum of the remuneration of the non-executive directors is not linked to the short term performance of the Company. However, the directors are required to take at least 20% of their fees in restricted Telstra shares (or directshares) which are purchased on market and included in equity compensation — directshare in the remuneration table. This is consistent with the Board’s focus on the long term strategic direction of the Company.
Non monetary benefits
We provide directors with telecommunications and other services and equipment to assist them in performing their duties. From time to time we also make products and services available to directors without charge to allow directors to familiarise themselves with them and recent technological developments. To the extent it is considered that this provides a personal benefit to a director, it is included in primary benefits in the remuneration table.
Superannuation
Directors receive mandatory superannuation contributions as part of their annual remuneration. Directors may state a preference to increase the proportion of their fees taken as superannuation. Where this occurs, we may provide a greater percentage of the director’s fees as superannuation contributions, subject to normal legislative requirements.
Retirement benefits
We do not provide other post employment benefits to directors appointed to the Board after 30 June 2002. The directors appointed prior to this date are eligible to receive post employment benefits in the form of retirement benefits upon leaving office as a director. Directors who have served 9 years or more are entitled to receive a maximum amount equal to their total remuneration in the preceding 3 years. Directors who have served less than 9 years, but more than 2 years, are entitled to receive a pro-rated amount based on the number of months served as a director. We disclose the increment earned for the current year of service in post employment — other.
Directshare
Non-executive directors are required to sacrifice a minimum of 20% of their fees toward the acquisition of restricted Telstra shares by way of a scheme known as directshare. Further details regarding the allocation of shares under directshare are included in note 19.
Other equity compensation
The items included in other equity compensation in the remuneration table relate to Dr Switkowski, the managing director and chief executive officer (CEO) of the Company until 1 July 2005, who is remunerated in a manner consistent with our specified executives. Please refer to note 26 for explanations regarding the components of the former CEO’s and other specified executives’ remuneration.
Individual contracts for services
There are no individual contracts for service with our non-executive directors other than as described above in relation to post employment benefits.
The new CEO’s remuneration
Mr Solomon D Trujillo has been appointed CEO and executive director with a commencement date of 1 July 2005. Mr Trujillo will receive fixed remuneration in the amount of $3,000,000 comprising salary, superannuation and other primary benefits. In addition, a short term incentive will be available of up to the value of his fixed remuneration ($3,000,000), and a long term incentive of up to one and a third times his fixed remuneration ($4,000,000). His short term and long term incentives will be subject to the same conditions as our specified executives, refer to note 26 for details.
Mr Trujillo will receive a once-off sign-on bonus of $1,000,000 and a sign-on incentive in the amount of 50% of his maximum potential benefit under the short term incentive plan ($1,500,000). The amount of the sign-on incentive will be deducted from his potential short term incentive for the first year of employment.
If the board terminates Mr Trujillo’s employment for reasons other than misconduct, Mr Trujillo will be entitled to:
•	twenty four months fixed remuneration if the termination occurs within the first twelve months of employment; or
•	twelve months fixed remuneration if the termination occurs after the first twelve months of employment;
•	a pro rated value of participation in the short term and long term incentive plans, regardless of when the termination occurs; and
•	reimbursement of any taxation penalties that may occur in the event of an early return to the United States.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
26. Executives’ remuneration — salaries and other benefits
The specified executives for the Telstra Group for the year ended 30 June 2005 were:

Name	Position
Bruce Akhurst	Chief Executive Officer of Sensis appointed 1 January 2005; previously Group General Counsel and Group Managing Director, Telstra Wholesale, Telstra Broadband and Media until 31 December 2004
Douglas Campbell	Group Managing Director, Telstra Country Wide
David Moffatt	Group Managing Director, Telstra Consumer and Marketing
Ted Pretty	Group Managing Director, Telstra Technology, Innovation and Products
Michael Rocca	Group Managing Director, Infrastructure Services
Bill Scales	Group Managing Director, Regulatory, Corporate and Human Relations, retirement announced effective 12 August 2005
Deena Shiff	Group Managing Director, Telstra Wholesale, appointed 1 January 2005
John Stanhope	Chief Financial Officer and Group Managing Director, Finance and Administration
David Thodey	Group Managing Director, Telstra Business and Government
Specified executives’ remuneration for the years ended 30 June 2005 and 30 June 2004 was as follows:

					Post
		Primary benefits			employment	Equity compensation		Total
		Short term	Non-		Superan-	Deferred	Long term
	Salary & fees	incentive	monetary	Other	nuation	shares	incentive
Year ended 30 June 2005	$	$	$	$	$	$	$	$

B Akhurst	927,664	523,600	11,893	—	177,086	196,141	732,594	2,568,978
D Campbell	941,394	310,600	10,149	—	88,356	196,141	732,354	2,278,994
D Moffatt	1,133,165	248,300	18,781	400,000	11,585	220,968	801,183	2,833,982
T Pretty	1,120,581	540,500	22,370	260,000	24,169	224,936	789,217	2,981,773
M Rocca	735,791	416,600	9,817	—	140,459	145,754	401,479	1,849,900
B Scales	681,167	428,700	9,635	—	117,583	121,946	326,788	1,685,819
D Shiff (a)	277,321	295,150	1,326	—	47,680	30,641	102,562	754,680
J Stanhope	800,685	240,150	11,398	—	99,065	105,628	365,338	1,622,264
D Thodey	966,890	206,200	8,375	—	52,360	176,235	560,447	1,970,507

	7,584,658	3,209,800	103,744	660,000	758,343	1,418,390	4,811,962	18,546,897

Year ended 30 June 2004
B Akhurst	757,632	299,700	12,380	—	129,368	178,454	640,027	2,017,561
D Campbell	801,559	263,800	9,257	—	85,441	178,454	663,649	2,002,160
D Moffatt	980,248	267,600	18,311	400,000	11,002	201,290	659,572	2,538,023
T Pretty	963,700	247,600	22,453	240,000	36,300	205,258	692,897	2,408,208
M Rocca	603,770	270,800	4,847	—	71,230	131,998	311,457	1,394,102
B Scales	479,907	234,200	1,969	—	91,968	110,129	226,002	1,144,175
J Stanhope (b)	546,820	250,000	2,733	—	56,120	92,854	275,829	1,224,356
D Thodey	738,731	327,600	3,249	—	67,020	160,049	433,249	1,729,898

	5,872,367	2,161,300	75,199	640,000	548,449	1,258,486	3,902,682	14,458,483

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
26. Executives’ remuneration — salaries and other benefits (continued)

(a) Appointed to the position of Group Managing Director, Telstra Wholesale on 1 January 2005, Ms Shiff was not considered to be a specified executive prior to that date. As a result, the disclosed remuneration includes only remuneration from the date of appointment and no comparative information is disclosed in relation to fiscal 2004.
(b) Appointed Chief Financial Officer and Group Managing Director, Finance and Administration on 1 October 2003, Mr Stanhope was not considered to be a specified executive prior to that date. As a result, the disclosed remuneration includes only remuneration from that date in our fiscal 2004 disclosures.
Details of the components of our executives’ remuneration
Total remuneration
The Telstra Entity has a Remuneration Committee, which is a committee of Board members responsible for reviewing and recommending to the Board the remuneration arrangements for the chief executive officer (CEO) and certain senior executives, which includes the specified executives above. The committee compares both the structure of the remuneration package and the overall quantum on a periodic basis by comparison to other major corporations in Australia. It also has regard to a range of macro economic indicators used to determine the likely movements in broad salary rates. Where appropriate, the committee seeks advice from an independent specialised remuneration consultant to ensure that payments are in line with general market practice and are competitively placed to attract and retain the necessary talent for the critical work required by these roles.
The committee has adopted a set of principles used to guide decisions related to the remuneration of the CEO and specified executives which are designed to link the level of remuneration with the financial and operational performance of the Company. The arrangements must:
•	reflect the size and scope of the role and be market competitive in order to attract and retain talent;
•	be linked to the financial and operational performance of the Company;
•	be aligned with the achievement of the Company’s long-term business objectives; and
•	be differentiated based on individual performance.
Prior to fiscal 2005, Telstra provided part of the senior executives’ and CEO’s remuneration in the form of rights to shares that would vest upon the completion of certain employment conditions. These were known as deferred shares. The deferred share program was discontinued in fiscal 2005 and the portion of remuneration was reallocated between salary and short term incentive.
Salary and fees
The level of salary and fees is assessed, together with superannuation, in accordance with the above principles. This component of remuneration is guaranteed and is generally reviewed annually as part of the Company wide remuneration review.
Short term incentive
The short term incentive (STI) rewards the CEO and specified executives for meeting or exceeding specific key annual business and individual performance measures. Measures and targeted achievement levels are reviewed each year to reflect changes in the business priorities for the forthcoming year.
The measures include financial, customer service and retention, employee opinion and individual measures that support our key business objectives. The key company financial measures are linked to earnings and revenue growth and, in the case of the CEO, underlying EBITDA margin. There are also financial measures specific to business unit performance. Before any incentive is payable, a threshold level of performance against each of these measures must be reached. The plan also provides that payments are capped at a specified level.
In fiscal 2004, the STI was delivered in cash. In fiscal 2005, half of the STI will be delivered in cash and the other half delivered as rights to Telstra shares, called ‘incentive shares’. The incentive shares will vest equally over a period of three years on the anniversary of their allocation date, subject to the executives’ continued employment with any entity that forms part of the Telstra Group. The first third will vest in August 2006. Incentive shares will be administered through the Telstra Growthshare Trust. Refer to note 19 for further details. This applies to all specified executives except for Mr Scales and Dr Switkowski. They will receive their STI in cash as they will cease employment with the Company prior to the allocation of the equity component.
The cash portion of the fiscal 2005 STI is included in primary benefits and the incentive shares component will be included in equity compensation each year as the incentive shares vest.
Non monetary benefits
Executives are provided with telecommunications and other services and equipment to assist them in performing their duties. From time to time we also make products and services available without charge to allow executives to familiarise themselves with them and other recent technological developments. To the extent we consider that this provides a personal benefit to the executive, it is included in Primary benefits in the remuneration table above.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
26. Executives’ remuneration — salaries and other benefits (continued)
Other primary benefits
Relates to annual contract payments made to certain executives for continued service with Telstra or as part of their employment contract. These payments were determined at the executives’ initial entry into their contract for employment with the Company.
Superannuation
Executives receive mandatory superannuation contributions as part of their annual remuneration. Executives may state a preference to increase the proportion of their salary taken as superannuation, subject to normal legislative requirements.
Equity compensation
On an annual basis, we invite selected senior executives who contribute significantly to sustained improvement in shareholder value to participate in an equity based long term incentive (LTI) plan, as administered through the Telstra Growthshare Trust. LTI equity instruments issued through the trust can only be exercised to obtain normal ordinary shares between certain time periods and if specific long term company performance hurdles have been achieved.
For further details of the LTI plan and equity based deferred remuneration plan, including detailed explanations of performance hurdles and allocations, refer to note 19.
To value our equity based compensation we use an option pricing model that takes into account various factors including the exercise price and expected life of the instrument, the current life of the underlying share and its expected volatility, expected dividends, the risk-free interest rate for the expected life of the instrument and the expected average volatility of Telstra’s peer group companies to derive a value. Details of the valuations derived since the commencement of the Telstra Growthshare Trust and the assumptions used in deriving those values for fiscal 2005 are detailed in note 19.
Our deferred share program was discontinued in fiscal 2005 and the portion of remuneration was reallocated between salary and STI. As the deferred shares will continue to vest over the relevant performance periods, a portion of the value of the deferred shares will continue to be allocated to the executive’s remuneration until all deferred shares have vested or lapsed. This treatment is consistent with our other equity plans which have been discontinued, such as our option plan and restricted share plan.
Individual contracts for services
Where Telstra terminates a senior executives’ employment prior to the expiration of their employment contract for reasons other than for misconduct, they are entitled to 6 months notice or payment in lieu of notice and an amount equal to 12 months pay. Both elements are calculated on fixed remuneration at the time of termination. The specified executives are employed under contracts without a fixed duration. During fiscal 2005 it was announced that the CEO, Zygmunt E Switkowski would cease employment 1 July 2005. Refer to note 25 for details of his termination payment.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
27. Related party, directors’ and specified executives’ disclosures
Ultimate controlling entity
The Commonwealth is the ultimate parent and controlling entity of the Telstra Group. Telstra Corporation Limited is the parent entity in the group comprising the Telstra Entity and its controlled entities.
We supply telecommunications services to, and acquire other services from, the Commonwealth, its Departments of State, trading and other agencies. These transactions are made within normal customer/supplier relationships on terms and conditions no more favourable than those available to other customers or suppliers. There are no exclusive rights to supply any of these services. Services provided to any one governmental department or agency or the combination of all of these services in total, do not represent a significant component of our operating revenues. For these reasons, the financial reports do not disclose transactions relating to the purchase and sale of goods and services from or to the Commonwealth, its Departments of State, trading and other agencies.
Directors of the Telstra Entity and specified executives of the Telstra Group
Refer to note 25 for details of the names of each person who held office as a director of the Telstra Entity during fiscal 2005 and refer to note 26 for details of the specified executives for the Telstra Group. Refer also to these notes for details of directors’ and specified executives’ remuneration, superannuation and retirement payments.
Loans to directors and specified executives of the Telstra Entity
No non-executive director of the Telstra Entity had a loan with the Telstra Entity or any of its controlled entities at any time during fiscal 2005 or fiscal 2004.
In previous years, Telstra provided loans to senior executives, including the chief executive officer, as it did for all employees, as part of their participation in the Telstra Employee Share Ownership Plans (TESOP97 and TESOP99). Further details of the share plans and the terms under which these loans were provided are contained in note 19. The loans were provided interest free and on the same terms as all other eligible employees who participated in TESOP97 and TESOP99. There were five specified executives who held loans during the year. Details of the balance of the loans provided to specified executives are as follows:

Loan
amount
$

Balance as at 1 July 2004	30,388
Amounts repaid during the year	(3,423)

Balance as at 30 June 2005	26,965

The balance as at 1 July 2004 represents the highest amount of indebtedness of specified executives during the year.
If the loans had not been provided free of interest, the interest charged on an arm’s length basis would have been $2,313 for the year ended 30 June 2005.
There were no new loans provided during the fiscal year and there were no loans with a balance greater than $100,000 during the year.
Other transactions with directors and specified executives of the Telstra Entity and their personally related entities
Each of the directors of the Telstra Entity and specified executives of the Telstra Group have telecommunications services transactions with the Telstra Group, which are not significant and are both trivial and domestic in nature. The directors’ and specified executives’ personally related entities also have telecommunications services with us on normal commercial terms and conditions.
Directors and specified executives are provided with telecommunications and other services and equipment to assist them in performing their duties. From time to time, we also make products and services available to directors and specified executives without charge to enable them to familiarise themselves with our products, services and recent technological developments. To the extent it is considered that this provides a benefit to a director or specified executive, it is included in their remuneration. Details are included in note 25 and note 26.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
27. Related party, directors’ and specified executives’ disclosures (continued)
Director’s interests in shares of the Telstra Entity
As at 30 June 2005 and 30 June 2004, the directors and their personally related entities held share capital of the Telstra Entity directly, indirectly or beneficially as follows:

				Total shares held
			Shares acquired or	as at 30 June 2005
	Total shares held	Directshare	disposed of by	or at date of	Shares that are
	as at 30 June 2004	allocation	other means	leaving office	held nominally
	No. of shares	No. of shares	No. of shares	No. of shares	No. of shares

Donald G McGauchie	34,328	7,117	—	41,445	41,445
John T Ralph	101,943	3,698	—	105,641	104,641
Zygmunt E Switkowski	155,810	—	—	155,810	109,010
Sam H Chisholm (i)	—	—	—	—	—
Anthony J Clark	89,196	2,523	(8,693)	83,026	73,026
John E Fletcher	48,060	4,874	—	52,934	52,934
Belinda J Hutchinson	64,948	2,159	—	67,107	29,996
Catherine B Livingstone	37,191	2,543	—	39,734	29,334
Charles Macek	41,462	2,543	—	44,005	44,005
John W Stocker	101,534	8,123	—	109,657	108,857

	674,472	33,580	(8,693)	699,359	593,248

(i)	As fees were declined by the director, no directshares were allocated during fiscal 2005.
Specified executives’ interests in shares of the Telstra Entity
As at 30 June 2005 and 30 June 2004, the specified executives and their personally related entities had interests in the share capital of the Telstra Entity as follows:

	Total shares			Shares acquired	Total shares
	held as at	Ownshare	Exercise of	or disposed of by	held as at	Shares that are
	30 June 2004	allocation	options	other means	30 June 2005	held nominally
	No. of shares	No. of shares	No. of shares	No. of shares	No. of shares	No. of shares

Bruce Akhurst	62,491	—	—	—	62,491	54,711
Douglas Campbell	37,200	—	—	—	37,200	27,500
David Moffatt	3,700	—	—	—	3,700	3,100
Ted Pretty	2,400	—	—	—	2,400	2,400
Michael Rocca	12,000	—	—	—	12,000	—
Bill Scales	9,916	—	—	—	9,916	1,400
Deena Shiff	14,480	—	—	—	14,480	8,800
John Stanhope	10,940	—	—	—	10,940	3,960
David Thodey	18,262	—	—	—	18,262	5,800

	171,389	—	—	—	171,389	107,671

Total shareholdings include shares held by the directors, specified executives and their personally related entities. Unless related to TESOP99, TESOP97 or Telstra Growthshare, shares acquired or disposed by directors during the year were on an arm’s length basis at market price.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
27. Related party, directors’ and specified executives’ disclosures (continued)
Controlled entities disclosures
Amounts receivable from and payable to entities in the wholly owned group and other controlled entities are as follows:

			Telstra Group	Telstra Entity
			As at 30 June	As at 30 June
		2005	2004	2005	2004
	Note	$m	$m	$m	$m

Total amounts receivable at 30 June from:
Current
Wholly owned controlled entities	9	—	—	2,194	1,265
Provision for amounts owed by wholly owned controlled entities (i)	9	—	—	(1,469)	(994)

		—	—	725	271

Non current
Non wholly owned controlled entities		—	—	7	—
Wholly owned controlled entities		—	—	49	362
Provision for amounts owed by wholly owned controlled entities		—	—	—	(45)

		—	—	56	317

		—	—	781	588

Total amounts payable at 30 June to:
Current
Wholly owned controlled entities — payables	15	—	—	5	5
Wholly owned controlled entities — loans	16	—	—	2,400	2,282

		—	—	2,405	2,287

Transactions with our controlled entities
(i) Included in the profit before income tax expense of the Telstra Entity was a charge of $475 million (2004: $709 million) in relation to the provision for amounts owed by a controlled entity. This balance is eliminated on consolidation for Telstra Group reporting purposes (refer note 3 for further information).
(ii) In fiscal 2005, a number of significant purchase and sale transactions occurred between the Telstra Entity and its wholly owned controlled entities as follows:
•	The Telstra Entity sold services, purchased goods and communications assets, paid fees and received and paid interest to entities in the wholly owned group during the year. These transactions are in the normal course of business and are on normal commercial terms and conditions.
•	Prior to fiscal 2005, our controlled entity, Network Design and Construction Limited (NDC), constructed communication assets on our behalf. During fiscal 2004, we paid for the purchase and maintenance of communication assets from NDC amounting to $79 million (2003: $737 million). During that year, the operations of NDC were purchased by the Telstra Entity and incorporated back into the business of Telstra Corporation Limited. As a result, no trading occurred between the Telstra Entity and NDC during fiscal 2005. Refer to the accompanying notes to our statement of cashflows for details of the balances acquired by the Telstra Entity.
•	Included in the revenue of the Telstra Entity is $628 million (2004: $599 million) in royalty fees received from a controlled entity for the use of our Yellow Pages ® and White Pages ® trademarks. Included in our revenue received in advance balance at 30 June 2005 is $240 million (2004: $247 million) for the use of our Yellow Pages ® trademark and $104 million (2004:$92 million) for the use of our White Pages ® trademark.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
27. Related party, directors’ and specified executives’ disclosures (continued)
Other related entity disclosures
Amounts receivable and payable to other related entities:

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2005	2004	2005	2004
	Note	$m	$m	$m	$m

Total amounts receivable at 30 June from:
Current
Joint venture entities and associated entities — trade debtors		16	25	12	16
Joint venture entities and associated entities — loans	9	32	—	—	—

		48	25	12	16

Non current
Joint venture entities and associated entities — loans	9	232	226	226	226
Provision for amounts owed by joint venture entities and associated entities	9	(232)	(226)	(226)	(226)

		—	—	—	—

Total amounts payable at 30 June to:
Current
Joint venture entities and associated entities — accounts payable		21	46	13	38
Joint venture entities and associated entities — other	16	—	1	—	1

		21	47	13	39

During fiscal 2005, 2004 and 2003, we had the following transactions between members of the wholly owned group and other related entities:

	Telstra Group			Telstra Entity
	Year ended 30 June			Year ended 30 June
	2005	2004	2003	2005	2004
	$m	$m	$m	$m	$m

Transactions between other related entities

Profit before income tax expense for the year includes the following transactions:

Sale of goods and services to:
Joint venture entities and associated entities	165	130	232	97	111

Purchase of goods and services from:
Joint venture entities and associated entities	533	528	1,113	277	334

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
27. Related party, directors’ and specified executives’ disclosures (continued)
Other related entity disclosures (continued)
The Telstra Entity sold services, purchased goods and communications assets, paid fees and received and paid interest to our other related entities during the year. These transactions are in the normal course of business and are on normal commercial terms and conditions unless otherwise noted.
During fiscal 2005, purchases of pay television services were made by the Telstra Group of $218 million (2004:$134 million; 2003:$25 million) from our joint venture entity FOXTEL. The purchases were to enable the resale of FOXTEL services to our existing customers. The purchases of pay television content are made to facilitate the Telstra Group’s ongoing product bundling initiatives. These purchases were made on normal commercial terms and conditions.
During fiscal 2005, we established a joint venture partnership with Hutchison 3G Australia Pty Ltd (H3GA) to jointly own and operate H3GA’s existing third generation radio access network and fund network development. In establishing the joint venture (known as the 3GIS Partnership), we have agreed to supply the use of our spectrum licences, operating and maintenance services, transmission capacity services and construction services. All the services we provide will be on normal commercial terms and conditions. In fiscal 2005 we have received an insignificant amount for the above transactions.
As at 30 June 2005, we had provided the use of our third generation property, plant and equipment to the partnership. We will receive a fee for the usage of these assets from the joint venture. As at balance date, the amount received was insignificant.
In fiscal 2003, we entered a capacity prepayment agreement with our joint venture entity Reach Ltd (Reach). On 16 April 2005, the capacity prepayment agreement was terminated and we entered into an indefeasible right of use (IRU) pursuant to which we and our co-shareholder, PCCW Limited, were allocated Reach’s international cable capacity (refer to note 9 for details). The IRU amounted to $205 million as at 30 June 2005 and is included in deferred expenditure, refer to note 14 for details.
As part of the arrangement, we have committed to fund half of Reach’s committed capital expenditure for the period until 2022, up to a value of US$106 million. Since 16 April 2005, Reach has drawn down $14 million from us to fund its capital expenditure commitments.
During fiscal 2005, purchases were made by the Telstra Group of $226 million (2004: $231 million; 2003: $506 million) and Telstra Entity of $192 million (2004: $177 million; 2003: $471 million) from Reach. These amounts were for both the purchase of, and entitlement to, capacity and connectivity services. These purchases were made in line with market prices. Sales were made for international inbound call termination services, construction and consultancy by the Telstra Group of $71 million (2004: $89 million; 2003: $109 million) and Telstra Entity of $62 million (2004: $79 million; 2003: $105 million) to Reach.
Prior to fiscal 2005, we purchased information technology services from our associated entity IBMGSA. During fiscal 2004, the purchases for Telstra Group amounted $73 million (2003: $413 million) and Telstra Entity $71 million (2003: $403 million). These amounts were for information technology services predominately resulting from a contract with IBMGSA. During that year, we sold our investment in IBMGSA and as a result, we have no related party transactions with IBMGSA in fiscal 2005. These purchases were made on normal commercial terms and conditions (refer note 3 for further information).
During fiscal 2005, we paid for operating expenses on behalf of the following entities:
•	Telstra Foundation Limited;
•	Telstra Community Development Trust;
•	Telstra Growthshare Trust;
•	Telstra Employee Share Ownership Plan I (TESOP97); and
•	Telstra Employee Share Ownership Plan II (TESOP99).
We own 100% of the share capital of Telstra Foundation Limited (TFL). TFL is limited by guarantee (guaranteed to $100) with Telstra Corporation Limited being the sole member (refer note 24 for further details). In respect of the other entities we have no direct ownership interests. These entities are operated by corporate trustees (of which we own 100%) and are run for the benefit of the beneficiaries. The expenses paid on behalf of these entities was not significant.
Loan to the Telstra Growthshare Trust
During fiscal 2000, Telstra created the Telstra Growthshare Trust, (which facilitates the senior executive equity participation plan). The trustee for the trust is Telstra Growthshare Pty Ltd. This company is 100% owned by us. In prior financial years, we have advanced funds to the trust to enable it to purchase shares in the Telstra Entity.
The loan balance at 30 June 2005 of $45 million (2003: $65 million) was used to acquire Telstra Entity shares over which certain senior executives were granted options. The interest rate applicable to the loan balance at fiscal 2005 is 4.0% (2004: 4.0%). Telstra Growthshare also holds in trust certain shares allocated to senior executives and non-executive directors under the ownshare and directshare schemes (refer note 19 for further information).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
27. Related party, directors’ and specified executives’ disclosures (continued)
Other related entity disclosures (continued)
Loans to employees
We have two employee shares schemes, being TESOP97 and TESOP99. At the commencement of the scheme, loans were advanced to participating employees to enable the purchase of Telstra shares. Loans under TESOP97 and TESOP99 are provided interest free. During fiscal 2005, $19 million (2004: $24 million) of the loans under TESOP97 and TESOP99 was repaid. At 30 June 2005, the outstanding loan balance for both schemes was $155 million (2004: $174 million). Refer to note 19 for further information.
Directors of controlled entities
Each of our controlled entity directors and their director related entities have telecommunications services transactions with us, which are on normal commercial terms and conditions and are trivial and domestic in nature.
Loans to directors of controlled entities
Certain employees of the Telstra Group who were eligible to participate in TESOP99 and TESOP97 (refer note 19) were also directors of controlled entities. The directors of the controlled entities were provided with an interest free loan to enable the purchase of shares from the Commonwealth on the same terms and conditions as all other employees eligible to participate in TESOP99 and TESOP97. During fiscal 2005, certain employees became directors of controlled entities in the Telstra Group. These directors brought with them existing loans of $35,722.
There were no new loans issued during fiscal 2005. Loan repayments of $21,425 (2004: $15,709) were made during the current fiscal year. For TESOP99 shares, directors that have resigned from the Company, continue to be the beneficial owner of the shares. The balance of the director loans outstanding at 30 June 2005 was $157,186 (2004: $185,277). All controlled entity directors as at year end listed below made loan repayments during fiscal 2005:

R Baxter H Bradlow J Burke A Cherubin T Crossley C Davis A Day A Dix W Donaldson L Etienne R Howard P Jamieson	H Kelly D Kirton M Lawrey A Lockwood P McConnell C Nanavati G Nicholson J Paitaridis N Peckham P Pickering B Pilbeam	D Pitt J Price M Robey C Rowles L Saly L Sorbello W Treeby M Walker P Wallis K Wijeyewardene L Wood
There was 1 director (2004:nil) who repaid their TESOP97 loan in full during the year, Andrew Day. There were no directors (2004: nil) who repaid their TESOP99 loans in full.
Telstra shares owned by the Telstra Superannuation Scheme (Telstra Super)
Telstra Super owns shares in Telstra Corporation Limited. We own 100% of the equity of Telstra Super Pty Ltd, the trustee for Telstra Super. As at 30 June 2005, Telstra Super owned 13,280,885 (2004: 15,176,724) shares at a cost of $67 million (2004: $71 million) and a market value of $67 million (2004: $76 million). In fiscal 2005, we paid dividends to Telstra Super of $5 million (2004: $2 million).
In addition, Telstra Super holds bonds issued by Telstra Corporation Limited. As at 30 June 2005, Telstra Super holds bonds with a cost of $13 million (2004: $13 million) and a market value of $12 million (2004: $12 million). All purchases and sales of Telstra shares and bonds by Telstra Super are determined by the trustee and/or its investment managers on behalf of the members of Telstra Super.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
28. Events after balance date
We are not aware of any matter or circumstance that has occurred since 30 June 2005 that, in our opinion, has significantly affected or may significantly affect in future years:
•	our operations;
•	the results of those operations; or
•	the state of our affairs;
other than:
Dividend declaration
On 11 August 2005, we declared a fully franked final dividend of 14 cents per ordinary share and a fully franked special dividend of 6 cents per ordinary share. The record date for the final and special dividends will be 30 September 2005 with payment being made on 31 October 2005. Shares will trade excluding the entitlement to the dividends on 26 September 2005.
A provision for dividend payable has been raised as at the date of declaration, amounting to $2,489 million. The financial effect of the dividend declaration was not brought to account as at 30 June 2005.
On 11 August 2005, we also disclosed the intention to pay a fully franked special dividend of 6 cents per ordinary share with the interim dividend in respect of fiscal 2006. The proposed special dividend is part of the execution of our capital management program, whereby it is our intention to return approximately $1,500 million to shareholders each year through to fiscal 2007. The financial effect of the special dividend will be reflected in the fiscal 2006 financial statements.
Business acquisition
On 28 June, we announced the acquisition of 100% of the issued share capital of Keycorp Solutions Limited for a cash consideration of $55 million plus transaction costs. This acquisition is subject to approval by the shareholders of Keycorp Solutions Limited’s parent company, Keycorp Limited, and if approved, will be effective from 1 July 2005.
In conjunction with and conditional upon our purchase of Keycorp Solutions Limited, Keycorp Limited announced, subject to shareholder approval, it would use the proceeds from the sale to enable a pro-rata return of capital to shareholders of 41 cents per share. As a shareholder of Keycorp Limited, we are expecting to receive approximately $16 million in returned capital.
Keycorp Solutions Limited is a subsidiary of Keycorp Limited, an associated entity of ours, in which we hold 47.8% of the issued share capital. Keycorp Solutions Limited has previously partnered with us to provide payment transaction network carriage services to customers. In acquiring this entity, we will now provide the services in our own right.
Neither the acquisition nor the return of capital have been recognised in our financial statements as at 30 June 2005.
Appointment of CEO
We have appointed Sol Trujillo as our new Chief Executive Officer (CEO), effective 1 July 2005. The new CEO is undertaking an operational and strategic review to be completed within 3 to 4 months of his appointment.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
29. Additional financial instruments disclosures
We undertake transactions in a range of financial instruments which can be classified as either primary (physical instruments) or secondary instruments (derivative instruments).
Our primary instruments include:
•	cash assets;
•	receivables;
•	payables;
•	bank deposits;
•	bills of exchange and commercial paper;
•	listed investments and investments in other corporations; and
•	various forms of borrowings, both receivable and payable.
These primary financial instruments enable us to achieve company objectives through facilitating our ongoing operating activities and ensuring that all entities within the Telstra Group remain solvent at all times.
Secondary instruments, or derivative instruments, create an obligation or right that effectively transfers one or more of the risks associated with an underlying primary financial instrument. We use derivatives to manage our exposure within levels considered acceptable to the group as determined by guidelines and policies approved by our Board. Instruments that we use to achieve this include:
•	forward foreign currency contracts;
•	cross currency swaps; and
•	interest rate swaps.
Primary instruments create underlying exposures for the group. The main risks associated with these instruments include:
•	interest rate risk;
•	foreign currency risk;
•	credit risk; and
•	liquidity risk.
Interest rate risk refers to the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. Our interest rate risk arises from the interest bearing financial assets and liabilities that we use, whether the primary instrument has a fixed or variable rate attached. We monitor this risk on our net debt portfolio which includes our financial liabilities less matching short term financial assets. We manage interest rate risk by:
•	controlling the settings of the group financial position to target levels of fixed and variable interest proportions of the net debt portfolio; and
•	ensuring access to diverse sources of funding, minimising risks of refinancing.
We use suitable derivative instruments as part of the management of this risk.
Foreign currency risk refers to the risk that the value of a financial commitment or investment will fluctuate due to changes in foreign currency exchange rates. Our foreign currency risk arises due to:
•	firm or anticipated transactions for receipts and payments for international telecommunications traffic settled in foreign currencies;
•	purchase commitments priced in foreign currencies;
•	investments denominated in foreign currencies; and
•	a portion of our borrowings denominated in foreign currencies.
We manage this risk by initially seeking contracts effectively denominated in Australian dollars where possible and economically favourable to do so. Where financial commitments are denominated in foreign currencies and do not form part of a natural hedging position, we manage exposure to rate movements through the use of derivative instruments.
Credit risk is the risk that a contracting entity will not complete its obligations under a financial instrument and cause us to make a financial loss. We have exposure to credit risk on all financial assets included in our statement of financial position. To help manage this risk:
•	we have a policy for establishing credit limits for the entities we deal with;
•	we may require collateral where appropriate; and
•	we minimise exposure to individual entities we either transact with or enter into derivative contracts with (through a system of credit limits).
Liquidity risk includes the risk that, as a result of our operational liquidity requirements:
•	we will not have sufficient funds to settle a transaction on the due date;
•	we will be forced to sell financial assets at a value which is less than what they are worth; or
•	we may be unable to settle or recover a financial asset at all.
To help reduce these risks we:
•	have a liquidity policy which targets a minimum and average level of cash and cash equivalents to be maintained;
•	have readily accessible standby facilities and other funding arrangements in place; and
•	generally use instruments that are tradeable in highly liquid markets.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
29. Additional financial instruments disclosures (continued)
After we have minimised the initial potential risk associated with entering into a primary financial instrument, any remaining risk is then hedged through the use of derivative instruments within guidelines approved by our Board. These instruments enable us to minimise our exposure to:
•	interest rate risk;
•	foreign currency risk; and/or
•	other market risk.
After hedging risk through derivatives, the remaining potential for gain or loss is managed. This is due to the gains or losses on the underlying physical transactions being offset by the gains or losses on the related derivative instrument. Hedging activities also enable us to minimise the volatility of our cash flows due to changes in interest rates and foreign currency exchange rates.
We do not speculatively trade in derivative instruments. All our derivative transactions are entered into to hedge the risks relating to underlying physical transactions.
To hedge our interest rate risk, we mainly use interest rate swaps and cross currency swaps. Our interest rate risk is calculated on our net debt portfolio, which includes both physical borrowings such as bonds and commercial paper and associated derivative instruments. We manage our net debt in accordance with set targeted interest rate profiles and debt maturity profiles.
To hedge our foreign currency risk, we predominantly use cross currency swaps and forward foreign currency contracts.
Our currency risk arising from translation of foreign currency borrowings and investments is determined by reference to the underlying primary instrument. In relation to borrowings, we effectively remove the currency risk by fully converting them to Australian dollar borrowings at drawdown by applying cross currency swaps, unless a natural hedge position exists. In relation to investments, we hedge using borrowings in the same currency and with the same interest rate characteristics where appropriate. We also enter into forward foreign currency contracts on anticipated future transactions in order to reduce our risk to a level considered acceptable by the Company.
Foreign currency risk on transactions (i.e. excluding translation risks) is calculated on a net foreign exchange basis for individual currencies. This underlying foreign exchange risk is combined (offset) with the associated foreign exchange derivatives used to hedge these risks generating our net foreign exchange risk.
Foreign currency risk also arises on translation of the financial reports of our non-Australian controlled entities. Our significant non-Australian controlled entities operate independently from us both financially and operationally. As a result, the majority of the foreign currency gains or losses arising from this risk are recorded through the foreign currency translation reserve. Where hedging of this risk is undertaken, we prefer to use foreign currency borrowings to provide a natural hedge position. Where this is not an option, other derivative instruments are used (e.g. forward foreign currency contracts).
We enter into, and hedge transactions in the following significant foreign currencies:
•	United States dollars;
•	British pounds sterling;
•	New Zealand dollars;
•	Euro;
•	Swiss francs;
•	Hong Kong dollars; and
•	Japanese yen.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
29. Additional financial instruments disclosures (continued)
Interest rate risk
Our exposure to interest rate risk and the effective interest rates on financial instruments at 30 June 2005 are shown in Table A below. This information includes all financial instruments both recognised and unrecognised in the statement of financial position. The information as at 30 June 2004 is shown in Table B.

Table A		Telstra Group
		As at 30 June 2005
		Weighted	Interest rate				Non
		average	Floating	Fixed rate due dates			interest
		effective		1 yr. or less	2 to 5 yrs.	over 5 yrs.	bearing	Total (b)
		interest rate
		%	$m	$m	$m	$m	$m	$m	Note

Financial assets
Cash assets	(a)	5.20	1,323	—	—	—	217	1,540	8
Trade debtors and accrued revenue		—	—	—	—	—	3,447	3,447	9
Share loan to employees		—	—	—	—	—	155	155	9
Other receivables	(a)	4.00	—	—	—	45	166	211	9
Loans to joint venture entities and associated entities	(a)	—	—	—	—	—	32	32	9
Cross currency swaps	(a)	—	(192)	196	—	—	—	4	9

Total financial assets as at 30 June 2005			1,131	196	—	45	4,017	5,389

Financial liabilities
Bank overdraft	(a)	6.27	14	—	—	—	—	14	16
Trade creditors and accrued expenditure		—	—	—	—	—	2,222	2,222	15
Other creditors		—	—	—	—	—	281	281	15
Deferred cash settlement for acquisitions		5.65	—	321	107	—	—	428	15
Bills of exchange and commercial paper	(a)	5.24	449	—	—	—	—	449	16
Telstra bonds	(a)	7.77	—	516	995	1,613	—	3,124	16
Other loans	(a)	5.19	188	481	2,453	5,698	—	8,820	16
Cross currency swaps	(a)	—	2,514	(327)	(1,390)	78	—	875	16
Finance lease liabilities	(a)	12.07	—	7	18	27	—	52	16
Interest rate swaps	(a)	—	(2,027)	(290)	122	2,195	—	—

Total financial liabilities as at 30 June 2005			1,138	708	2,305	9,611	2,503	16,265

Net financial assets/(liabilities) as at 30 June 2005			(7)	(512)	(2,305)	(9,566)	1,514	(10,876)

(a)	The effective yield (effective interest rate) on our net debt at 30 June 2005 was 7.22%, after taking into account the impact of interest rate swaps and cross currency swaps.

(b)	Carrying amount as per statement of financial position.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
29. Additional financial instruments disclosures (continued)
Interest rate risk (continued)

Table B		Telstra Group
		As at 30 June 2004
		Weighted	Interest rate				Non
		average	Floating	Fixed rate due dates			interest
		effective		1 yr. or less	2 to 5 yrs.	over 5 yrs.	bearing	Total (c)
		interest rate
		%	$m	$m	$m	$m	$m	$m	Note

Financial assets
Cash assets	(a)	4.81	538	—	—	—	149	687	8
Trade debtors and accrued revenue		—	—	—	—	—	3,306	3,306	9
Share loan to employees		—	—	—	—	—	174	174	9
Other receivables	(a)	4.00	—	—	—	65	189	254	9
Loans to joint ventures entities and associated entities	(a)	—	—	—	—	—	—	—	9
Cross currency swaps	(a)	—	(1,789)	342	1,877	(24)	—	406	9
Investments	(b)	—	—	—	—	—	80	80	11
PCCW converting note	(a)	5.00	—	85	—	—	—	85	14

Total financial assets as at 30 June 2004			(1,251)	427	1,877	41	3,898	4,992

Financial liabilities
Trade creditors and accrued expenditure		—	—	—	—	—	2,119	2,119	15
Other creditors		—	—	—	—	—	268	268	15
Loan from joint venture entity	(a)	4.70	—	1	—	—	—	1	16
Bills of exchange and commercial paper	(a)	5.21	869	—	—	—	—	869	16
Telstra bonds	(a)	8.44	—	273	1,011	1,125	—	2,409	16
Other loans	(a)	5.90	—	2,096	2,482	3,976	—	8,554	16
Cross currency swaps	(a)	—	589	—	(151)	(28)	—	410	16
Finance lease liabilities	(a)	6.47	—	7	9	1	—	17	16
Interest rate swaps	(a)	—	(1,039)	574	(1,045)	1,510	—	—

Total financial liabilities as at 30 June 2004			419	2,951	2,306	6,584	2,387	14,647

Net financial assets/(liabilities) as at 30 June 2004			(1,670)	(2,524)	(429)	(6,543)	1,511	(9,655)

(a)	The effective yield (effective interest rate) on our net debt at 30 June 2004 was 7.74%, after taking into account the impact of interest rate swaps and cross currency swaps.

(b)	This excludes investments in joint venture entities and associated entities.

(c)	Carrying amount as per statement of financial position.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
29. Additional financial instruments disclosures (continued)
Credit risk
Credit risk associated with the statement of financial position
The recorded amounts of financial assets included in the consolidated statement of financial position, net of any applicable provisions for loss, represent our maximum exposure due to credit risk for these assets. Where entities have a right of set-off and intend to settle on a net basis under master netting arrangements, this set-off has been recognised in the financial statements on a net basis. Accordingly, our maximum credit risk exposure amounts to $5,389 million (2004: $4,992 million).
We do not have any other significant operating exposure to any individual contracting entity.
Overall credit risk
The major concentrations of credit risk for the group arise from our transactions in money market instruments, forward foreign currency contracts, cross currency and interest rate swaps. One of the methods that we use to manage the risk relating to these instruments is to monitor our exposure by country of jurisdiction. When reviewing concentrations of risk, we adjust for the period to maturity of relevant instruments in our portfolio to accurately consider our exposure at a point in time. On this basis, our credit risk exposure (which includes a time based volatility allowance (VAR)) by country of jurisdiction is included in Table C below.

Table C	Telstra Group
	Credit risk concentrations (VAR based)
	As at 30 June
	2005		2004
	%	$m	%	$m

Australia	35	2,258	27	1,811
United States	32	2,078	53	3,663
Japan	1	64	—	17
Europe	16	1,065	11	770
United Kingdom	4	278	4	257
Canada	3	178	2	152
Switzerland	7	441	2	134
Other	2	126	1	63

	100	6,488	100	6,867

In addition to the credit risk on our primary financial instruments, we also have exposure on our derivative instruments. The values shown in Table D include all transactions where the net fair value is favourable. For credit purposes, there is only a credit risk where the contracting entity is liable to pay us in the event of a closeout. The amounts disclosed in Table D are different from those shown in the net fair value amounts in Tables G and H as these show the net fair value after netting favourable against unfavourable transactions. Table D only shows the favourable transactions.

Table D	Telstra Group
	Net fair value
	As at 30 June
	2005	2004
	$m	$m

Interest rate swaps	560	348
Cross currency swaps	50	526
Forward foreign currency contracts	4	24

	614	898

Net fair value of our financial assets and financial liabilities
Apart from those items referred to below, our financial assets and financial liabilities recorded in the statement of financial position approximate net fair value.

Table E	Telstra Group
	Carrying amount		Net fair value
	As at 30 June		As at 30 June
	2005	2004	2005	2004
	$m	$m	$m	$m
Not readily traded
Financial assets
Employee share ownership plan loans (a)	155	174	135	150

Converting note issued by PCCW	—	85	—	85

Traded on organised markets
Financial assets
Listed investments	—	15	—	71

Financial liabilities
Telstra bonds (b)	3,176	2,457	3,361	2,621
Other loans (b)	8,949	8,647	9,636	9,159

	12,125	11,104	12,997	11,780

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
29. Additional financial instruments disclosures (continued)
Net fair value of our financial assets and financial liabilities (continued)

(a) Share loans to employees represent amounts receivable from employees under the Telstra Employee Share Ownership Plan (TESOP97) and the Telstra Employee Share Ownership Plan II (TESOP99). Refer to note 19 for details regarding the share plans. The loan balance has not been written down to net fair value as the loan is considered fully recoverable over the period of the employee share schemes. The net fair value is determined separately for TESOP97 and TESOP99 as the lesser of the employee share loan balance and the market value of the shares held for the purpose of facilitating the operations of the relevant share plans by TESOP97 and TESOP99.
(b) The carrying amount represents the net principal which is recorded in interest bearing liabilities and accrued interest which is recorded in current payables.
Unless there is evidence to suggest otherwise, financial assets and financial liabilities with a short term to maturity are considered to approximate net fair value. This includes items such as bank deposits, trade debtors, payables, bills of exchange and commercial paper.
The net fair values of other financial assets and financial liabilities (apart from our listed investments) are determined through reference to discounted cash flows, current risk adjusted market interest rates and any rights specific to each instrument or group of instruments. The net fair values of our listed investments are determined by reference to prices quoted on the relevant stock exchanges where the securities are traded. Net fair values of interest rate swaps, cross currency swaps and forward foreign currency contracts are calculated at prices based on amounts quoted on Reuters to close out existing contracts (both favourable and unfavourable).
The net fair value of our derivative instruments is included in the following discussion on derivatives.
Additional information about our derivative instruments
As indicated, we enter into contracts for derivative instruments to hedge risks relating to underlying transactions. The following information provides further details on terms and conditions relating to those derivative instruments. To appropriately assess our exposure to risk, these secondary instruments should be viewed in the context of the underlying transactions and balances being hedged. As a result, net market values and other data should not be assessed on their own.
Our major exposure to interest rate risk and foreign currency risk arises from our loans and borrowings. It is our policy to hedge the interest rate exposure on our debt portfolio to adjust the ratio of fixed interest debt to variable interest debt, as required by our debt management policy.
We also hedge currency exposure on our foreign currency loans and borrowings remaining after considering any natural hedging positions. We mainly use cross currency swaps, interest rate swaps, and forward foreign currency contracts to achieve this position.
The terms and conditions in relation to interest rate and maturity of the cross currency swaps are similar to the terms and conditions of the underlying hedged borrowings in note 16.
The due dates of interest rate swaps match the due dates of the underlying debt within the requirements of our debt management policy. Net interest receipts and payments are recognised as an adjustment to borrowing costs.
At 30 June 2005 and 30 June 2004, the Australian dollar interest rates applicable to our derivatives varied as shown in Table F below.

Table F	Telstra Group
	Interest rate variations
	As at 30 June
	2005	2004

Cross currency swaps
	from 6.25% to
Fixed	7.05%	7.05%
	from 5.61% to	from 5.45% to
Variable	7.12%	6.94%

Interest rate swaps

	from 5.34% to	from 5.27% to
Fixed	8.24%	10.14%
	from 5.66% to	from 5.48% to
Variable	6.12%	5.94%

The notional principal amounts of interest rate swaps represent the face values of swap contracts entered into by us that are outstanding at balance date. The notional principal amounts do not represent amounts exchanged or to be exchanged by the parties to the contract. They are not a true reflection of the credit risk and are therefore not recorded in the statement of financial position.
The maturity dates, net notional principal amounts, net fair value and carrying amounts of our outstanding interest rate swaps at balance date are shown in Table G following.
The gross notional principal amounts of our interest rate swaps are $10,843 million (2004: $12,884 million). The gross notional principal amounts of interest rate swaps is significantly larger than the net notional principal amounts shown. This is due to the net notional principal amount taking into account our offsetting positions. Gross positions have also been modified over time as volumes and positions have changed.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
29. Additional financial instruments disclosures (continued)
Additional information about our derivative instruments (continued)

Table G	Telstra Group
	Net notional		Net
	principal amount (a)		fair value (b)		Carrying amount (c)
			As at 30 June
	2005	2004	2005	2004	2005	2004
	$m	$m	$m	$m	$m	$m

Interest rate swaps with floating interest rates
- Less than one year receivable/(payable)	290	(574)	(2)	39	(1)	—
- One to five years receivable/(payable)	(122)	1,045	(30)	(74)	(3)	(5)
- Greater than five years receivable/(payable)	(2,195)	(1,510)	411	227	45	30

	(2,027)	(1,039)	379	192	41	25

(a)	At 30 June 2005 and 30 June 2004, we had a net interest rate swap position of pay variable. This means that on a net basis we pay interest on the interest rate swap at variable rates and receive interest on the interest rate swaps at fixed rates. As a result our exposure to movements in interest rates is managed.

(b)	The net fair value represents the market value of both the fixed and floating components of our interest rate swaps and includes the costs that would be incurred to exchange at settlement.

(c)	The carrying amount represents the accrued interest payable on interest rate swaps which is included in current payables.

The maturity profile, notional principal amounts, net fair values and carrying amounts of our outstanding cross currency swaps at balance date are shown in Table H below.

Table H	Telstra Group
	Notional		Net
	principal amount (a)		fair value (b)		Carrying amount (c)
			As at 30 June
	2005	2004	2005	2004	2005	2004
	$m	$m	$m	$m	$m	$m

Cross currency swaps
- Less than one year	530	1,927	16	171	10	167
- One to five years	2,463	2,212	(97)	161	(175)	54
- Greater than five years	6,266	4,172	(783)	(253)	(706)	(212)

	9,259	8,311	(864)	79	(871)	9

(a)	The notional principal amount represents the face value of the payable leg of our swaps we have entered into, denominated in Australian dollars.

(b)	The net fair value represents the market value of our outstanding cross currency swaps and includes the costs that would be incurred to exchange at settlement.

(c)	The carrying amount represents the revalued component of our net principal which is recorded in interest bearing liabilities, current receivables and non current receivables and accrued interest which is recorded in current receivables.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
29. Additional financial instruments disclosures (continued)
Additional information about our derivative instruments (continued)
We also have exposure to foreign currency risk through our ongoing business activities where we have purchase or settlement commitments in foreign currencies. This includes equipment and material purchases or other currency conversion exposures on ongoing receivables and payables, excluding loan and borrowing balances. In addition, we have exposure to foreign currency risk as a result of our investments in offshore activities, including our investments in TelstraClear Limited and Hong Kong CSL Limited. This risk is created by the translation of the net assets of these entities from their operating currency to Australian dollars. Our exposures before and after hedging are detailed in Table I below:

Table I	Telstra Group
	Exposure		Exposure
	before hedging		after hedging
	As at 30 June		As at 30 June
	2005	2004	2005	2004
	$m	$m	$m	$m

Net anticipated future transactions (amounts payable)	(105)	(176)	(56)	(82)
Net transaction exposure (on amounts payable recorded in the statement of financial position)	(65)	(40)	(51)	(23)
Translation exposure (offshore investments)	2,154	2,301	1,074	763

	1,984	2,085	967	658

The maturity dates of the anticipated future transactions are as follows:
Less than one year	(105)	(176)

Our hedging policy provides effective hedging for all our foreign currency exchange exposures within levels considered acceptable to the Company.
Details of forward foreign currency contracts we have entered into to hedge our trading activities are combined with forward foreign currency contracts entered into to hedge our loans and borrowings in Table J below. Details include net Australian dollar amounts receivable/(payable), settlement dates and average contractual forward exchange rates.

Table J	Telstra Group
	As at 30 June
	2005	2004
	$m	$m

United States (US) dollars
- less than three months, at rates averaging US$0.7607 (2004: US$0.6951)	43	(388)
- 3 to 12 months, at rates averaging US$0.7329 (2004: US$0.7369)	32	105
- 12 to 18 months, at rates averaging US$0.5938 (2004: US$0.6046)	4	8
- over 18 months, at rates averaging US$0.5936 (2004: US$0.6135)	3	19

	82	(256)

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
29. Additional financial instruments disclosures (continued)
Additional information about our derivative instruments (continued)

Table J (continued)	Telstra Group
	As at 30 June
	2005	2004
	$m	$m

British pounds sterling
- less than three months, at rates averaging British pounds sterling 0.4150 (2004: British pounds sterling nil)	1	—
-3 to 12 months, at rates averaging British pounds sterling nil (2004: British pounds sterling 0.4181)	—	7

	1	7

New Zealand (NZ) dollars
- less than three months, at rates averaging NZ$1.0678 (2004: NZ$1.1679)	70	(130)

Hong Kong (HK) dollars
- less than three months, at rates averaging HK$6.0099 (2004: HK$4.8184)	(10)	(126)

Our offshore controlled entities have also entered into the following Australian dollar forward foreign currency contracts:
- less than three months, at rates averaging Australian $nil (2004: Australian dollars $0.8905)	—	2

- 3 to 12 months, at rates averaging Australian $nil (2004: Australian dollars $0.8748)	—	4

	—	6

The net fair value of forward foreign currency contracts at 30 June 2005 is a $5 million loss (2004: $1 million gain).
For interest rate swaps, cross currency swaps and forward foreign currency contracts where the carrying amount is in excess of net fair value at balance date, no reduction to net fair value is made since these derivatives act as hedges of underlying physical transactions.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
30. United States generally accepted accounting principles disclosures
Reconciliations to financial reports prepared using USGAAP
Our consolidated financial report is prepared in accordance with accounting principles generally accepted in Australia (AGAAP). AGAAP has significant differences from the accounting principles generally accepted in the United States (USGAAP). The significant differences between AGAAP and USGAAP are presented throughout note 30. Additionally, where there is no conflict with AGAAP requirements we have incorporated some of the additional USGAAP requirements throughout the AGAAP financial statements.

	Telstra Group
	Year ended 30 June
			2005	2005	2004	2003
	Note		$m	US$m	$m	$m

Reconciliation of net income to USGAAP

AGAAP net income reported in statement of financial performance			4,447	3,388	4,118	3,429

Adjustments required to agree with USGAAP
Property, plant and equipment	30	(a)	(75)	(57)	(86)	(323)
Retirement benefit (expense)/gain	30	(f)	(175)	(133)	(3,965)	130
Income tax (expense)/benefit	30	(i)	(62)	(47)	1,228	164
Employee compensation expense	30	(j)	2	2	—	—
Derivative financial instruments and hedging activities	30	(l)	(96)	(73)	264	(420)
PCCW converting note	30	(l)	(10)	(8)	(2)	12
Equity accounting and write down adjustments for Reach Ltd (Reach)	30	(n)	(8)	(6)	(264)	665
Fair value / general reserve adjustments	30	(p)	5	4	(35)	9
Goodwill and other intangible asset adjustments	30	(q)	146	111	122	(216)
Consolidation of variable interest entities	30	(r)	(2)	(2)	1	—

Net income per USGAAP			4,172	3,179	1,381	3,450

Statement of financial performance measured and classified per USGAAP

Operating revenue (i)			22,167	16,887	20,737	20,495
Operating expenses:
Labour (viii)			3,866	2,944	7,183	3,074
Goods and services purchased (v)			3,442	2,622	2,924	3,236
Depreciation and amortisation			3,712	2,828	3,609	3,532
Other operating expenses			4,560	3,474	4,756	4,337

Total operating expenses			15,580	11,868	18,472	14,179

Operating income			6,587	5,019	2,265	6,316
Net interest expense (ii)			(760)	(580)	(715)	(823)
Dividend income	2		—	—	1	1
Share of net losses of joint venture entities and associated entities			(7)	(5)	(253)	(114)
Other income/(expense) (iii)			232	177	671	(297)

Net income before income tax expense and minority interests			6,052	4,611	1,969	5,083
Income tax expense	30	(i)	1,880	1,432	593	1,359

Net income before minority interests and cumulative effect adjustments			4,172	3,179	1,376	3,724
Minority interests			—	—	1	35

Net income before cumulative effect adjustments			4,172	3,179	1,377	3,759
Cumulative effect of changes in accounting principles, net of tax	30(r),30	(q)	—	—	4	(309)

Net income per USGAAP			4,172	3,179	1,381	3,450

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
30. United States generally accepted accounting principles disclosures (continued)
Reconciliations to financial reports prepared using USGAAP
(continued)

	Telstra Group
	Year ended 30 June
			2005	2005	2004	2003
	Note		$m	US$m	$m	$m

Reconciliation of certain statement of financial performance components

In order to present the statement of financial performance according to USGAAP, the following components have been reconciled from AGAAP to USGAAP:

Revenue from ordinary activities per AGAAP	2		22,657	17,260	21,280	21,616
Revenue for services provided to 3GIS Partnership			6	5	—	—
Dividend income	2		—	—	(1)	(1)
Revenue from the sale of non current assets	2		(226)	(172)	(330)	(859)
Other revenue per AGAAP (iv)			(270)	(206)	(212)	(261)

(i) Operating revenue per USGAAP			22,167	16,887	20,737	20,495

Net borrowing costs per AGAAP			(736)	(561)	(712)	(795)
Additional derivative financial instruments and hedging expenses			—	—	—	(15)
Interest income on Reach capacity prepayment			(18)	(14)	4	2
PCCW converting note interest revenue reversal			(4)	(3)	(4)	(15)
Elimination of interest income from employee share plan trusts			(2)	(2)	(3)	—

(ii) Net interest expense per USGAAP			(760)	(580)	(715)	(823)

(iv) Other revenue per AGAAP			270	206	212	261
AGAAP Net profit/(loss) on sale of:
- property, plant and equipment	3	(a)	8	6	40	173
- investments in controlled entities	3	(a)	—	—	—	5
- investments in joint venture entities	3	(a)	16	12	—	3
- investments in associated entities	3	(a)	—	—	170	9
- investments in listed entities and other corporations	3	(a)	67	51	8	(2)
- businesses	3	(a)	—	—	—	10
- sale of PCCW converting note	3	(a)	(4)	(3)	—	—
Reversal of revenue on sale of PCCW converting note			(76)	(58)	—	—
USGAAP net profit/(loss) on sale of non current assets			4	3	(26)	48
USGAAP write down of Reach investment	30	(n)	—	—	—	(203)
USGAAP impairment of CSL goodwill	30	(q)	—	—	—	(85)
USGAAP reversal of gain on sale/leaseback and subsequent amortisation	30	(a)	18	14	18	(162)
Derivative financial instruments and hedging activities			(95)	(72)	265	(404)
PCCW converting note			(6)	(5)	2	27
Net foreign currency translation gains/(losses)			30	23	(18)	23

(iii) Other income/(expense) per USGAAP			232	177	671	(297)

(v) Cost of sales includes both direct and indirect costs involved in the sale of the Company’s goods and services. For a service company this would commonly include depreciation and other indirect costs associated with the provision of services. However, we do not report our costs according to this description and classify all of our expenses according to the nature of the expense, referred to as “goods and services purchased” in relation to the sale of goods and services.
Goods and services purchased mainly comprises:
•	Network service capacity from external communication service providers;
•	Mobile handsets sold to customers;
•	Cost of goods sold (other than mobile handsets); and
•	Directory paper costs.
Goods and services purchased does not equate to cost of sales due to the non inclusion of depreciation and other indirect costs associated with the provision of our telecommunications services.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
30. United States generally accepted accounting principles disclosures (continued)
Reconciliations to financial reports prepared using USGAAP
(continued)

			Telstra Group
			Year ended 30 June
			2005	2005	2004	2003
	Note		$m	US$m	$m	$m

USGAAP Earnings per share

Net income per USGAAP			4,172	3,179	1,381	3,450
			¢	US¢	¢	¢

Basic earnings per share before cumulative effect of change in accounting principles			33.6	25.6	10.9	29.4
Cumulative effect of change in accounting principles (net of tax):
Transition impairment of CSL goodwill	30	(q)	—	—	—	(2.4)

Basic earnings per share per USGAAP (cents) (viii)			33.6	25.6	10.9	27.0

Dilutive earnings per share before cumulative effect of change in accounting principles			33.5	25.5	10.9	29.3
Cumulative effect of change in accounting principles (net of tax):
Transition impairment of CSL goodwill	30	(q)	—	—	—	(2.4)

Diluted earnings per share per USGAAP (cents) (viii)			33.5	25.5	10.9	26.9

			Number (in millions)

Weighted average number of ordinary shares and common share equivalents used for basic earnings per share calculations (vi)			12,431	12,431	12,636	12,793

Effect of dilutive employee share options (vii)			37	37	38	36

Weighted average number of potential ordinary shares and common share equivalents used for diluted earnings per share calculations			12,468	12,468	12,674	12,829

(vi) Reconciliation of weighted average number of ordinary shares and common share equivalents used for basic earnings per share calculations
			Number (in millions)

Number of shares used for AGAAP earnings per share calculations	6		12,513	12,513	12,723	12,867
Adjusted for:
- weighted average TESOP97 and TESOP99 options outstanding during the year .	30	(j)	(62)	(62)	(66)	(74)
- stock held by employee share plan trusts	30	(r)	(20)	(20)	(21)	—

Number of shares used for USGAAP basic earnings per share calculations			12,431	12,431	12,636	12,793

(vii) In fiscal 2005 and 2004, only the TESOP97 options and the deferred share options are dilutive to dilutive earnings per share per USGAAP. In fiscal 2003, only the TESOP97 options were dilutive to dilutive earnings per share per USGAAP. Refer to note 30(j) for further information regarding the impact of the options, restricted share options, performance right options and TESOP99 options on the earnings per share calculation.
(viii) Labour expense in fiscal 2004 includes the additional expense recognised on the settlement of the CSS defined benefit fund ($3,870 million). This has impacted net income per USGAAP and the calculation of basic and diluted earnings per share per USGAAP. Refer to note 30(f) for further information.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
30. United States generally accepted accounting principles disclosures (continued)
Reconciliations to financial reports prepared using USGAAP
(continued)

			Telstra Group
			As at 30 June
			2005	2005	2004	2003
	Note		$m	US$m	$m	$m

Reconciliation of shareholders’ equity to USGAAP

AGAAP shareholders’ equity per statement of financial position			14,881	11,336	15,361	15,422

Cumulative adjustments required to agree with USGAAP
Property, plant and equipment	30	(a)	(65)	(49)	10	96
Listed investments (available-for-sale securities)	30	(b)	—	—	56	57
Minority interests	30	(d)	(2)	(2)	(2)	(2)
Retirement benefits	30	(f)	78	59	253	4,217
Income tax	30	(i)	110	83	144	(1,031)
Employee share loans	30	(j)	(155)	(118)	(174)	(198)
Derivative financial instruments and hedging activities	30	(l)	(370)	(282)	(274)	(538)
PCCW converting note (available-for-sale security)	30	(l)	—	—	—	2
Sale of Global Wholesale Business to Reach Ltd (Reach) -fiscal 2001	30	(m)	(882)	(672)	(882)	(882)
Equity accounting and write down adjustments for Reach Ltd (Reach)	30	(n)	576	439	584	696
Consolidation adjustment for Telstra CSL Limited (CSL)	30	(o)	936	714	936	936
Fair value / general reserve adjustments	30	(p)	(54)	(41)	(54)	(54)
Goodwill and other intangible asset adjustments	30	(q)	(649)	(494)	(605)	(696)
Consolidation of variable interest entities	30	(r)	(37)	(28)	(62)	—

Shareholders’ equity per USGAAP			14,367	10,945	15,291	18,025

Statement of financial position measured and classified per USGAAP

Current assets
Cash			1,548	1,179	690	1,300
Accounts receivable, net			3,515	2,678	3,336	3,561
Inventories	10		232	177	229	260
Deferred tax asset	30	(i)	294	224	200	166
Other assets			796	606	718	578

Total current assets			6,385	4,864	5,173	5,865

Non current assets
Receivables			64	49	80	259
Derivative financial instruments			369	281	664	694
Inventories	10		15	11	10	14
Investments -accounted for using the equity method			55	42	44	161
Investments -other non current			—	—	221	238
Property, plant and equipment			48,428	36,892	46,184	44,635
Accumulated depreciation of property, plant and equipment			(25,037)	(19,073)	(23,160)	(21,356)
Goodwill, net			2,628	2,002	2,273	2,112
Other intangible assets, net			1,589	1,211	1,512	1,146
Prepaid pension assets	30	(f)	78	59	253	4,217
Other assets			2,392	1,822	2,326	2,437

Total non current assets			30,581	23,296	30,407	34,557

Total assets			36,966	28,160	35,580	40,422

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
30. United States generally accepted accounting principles disclosures (continued)
Reconciliations to financial reports prepared using USGAAP
(continued)

			Telstra Group
			As at 30 June
			2005	2005	2004	2003
	Note		$m	US$m	$m	$m

Statement of financial position measured and classified per USGAAP (continued)

Current liabilities
Payables			2,765	2,106	2,338	2,525
Borrowings -short term debt			463	353	870	644
Borrowings -long term debt due within one year			1,061	808	2,376	679
Income tax payable			534	407	539	660
Provisions	17		389	296	358	353
Revenue received in advance			1,150	876	1,113	991

Total current liabilities			6,362	4,846	7,594	5,852

Non current liabilities
Payables			122	93	35	13
Derivative financial instruments			859	654	390	549
Borrowings -long term debt			11,641	8,868	9,095	11,580
Deferred tax liability	30	(i)	2,281	1,737	1,861	3,011
Provisions	17		836	637	778	814
Revenue received in advance			496	378	534	576

Total non current liabilities			16,235	12,367	12,693	16,543

Total liabilities			22,597	17,213	20,287	22,395

Minority interests			2	2	2	2

Net assets			14,367	10,945	15,291	18,025

Shareholders’ equity
Contributed equity - 12,443,074,357 shares issued at 30 June 2005 (2004: 12,628,359,026 shares, 2003: 12,866,600,200 shares) (ix)	18		5,793	4,413	6,073	6,433
Share loan to employees - 60,378,525 shares at 30 June 2005 (2004: 62,949,000 shares, 2003: 69,160,725 shares)	30	(j)	(155)	(118)	(174)	(198)
Stock held by employee share plan trusts - 20,216,091 shares at 30 June 2005 .	30	(r)	(113)	(86)	(117)	—
(2004: 20,956,641 shares)
Additional paid in capital from employee share plans	30	(j)	396	302	382	333

Total share capital			5,921	4,511	6,164	6,568

Accumulated other comprehensive loss (x)			(689)	(525)	(435)	(554)
Retained earnings			9,135	6,959	9,562	12,011

Total shareholders’ equity			14,367	10,945	15,291	18,025

(ix) Number of shares issued includes shares issued to employees under share loans and shares held by employee share plan trusts. Net balance of shares issued and outstanding at 30 June 2005 is 12,362,479,741 shares (2004: 12,544,453,385 shares; 2003: 12,797,439,475 shares).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
30. United States generally accepted accounting principles disclosures (continued)
Reconciliations to financial reports prepared using USGAAP
(continued)
(x) Accumulated other comprehensive loss
Accumulated other comprehensive loss, net of related tax, for USGAAP consists of the following components:

	Telstra Group
	As at 30 June
	2005	2004	2003
	$m	$m	$m

Foreign currency translation reserve	(710)	(475)	(644)
(tax effect)	34	21	72

	(676)	(454)	(572)

Derivative financial instruments	(19)	(19)	(22)
(tax effect)	6	6	7

	(13)	(13)	(15)

Unrealised gain on available-for-sale securities	—	46	47
(tax effect)	—	(14)	(14)

	—	32	33

Accumulated other comprehensive loss (net of tax)	(689)	(435)	(554)

Other comprehensive (loss)/income disclosure
Other comprehensive (loss)/income is calculated by totalling movements in shareholders’ equity that are not related to contributions from owners or payments to owners.

	Telstra Group
	Year ended 30 June
	2005	2004	2003
	$m	$m	$m

Foreign currency translation reserve, after tax of $13 million increase (2004: $51 million decrease, 2003: $55 million increase)	(222)	118	(491)
Derivative financial instruments after tax of $nil (2004: $1 million decrease, 2003: $2 million decrease)	—	2	3
Unrealised (loss)/gain on available-for-sale securities, after tax of $4 million decrease (2004: $2 million decrease, 2003: $22 million increase)	(7)	4	(50)
Realised (gain)/loss on sale of available-for- sale securities transferred to net income, after tax of $10 million decrease (2004: $2 million increase, 2003: $5 million decrease)	(25)	(5)	11

USGAAP other comprehensive (loss)/income	(254)	119	(527)

The reclassification out of accumulated other comprehensive (loss)/ income to net income was determined on the basis of specific identification.
In fiscal 2005, the proceeds from sales of available-for-sale equity securities were $141 million (2004: $24 million, 2003: $7 million).
The gain recorded as part of other comprehensive income/(loss) in relation to derivative and nonderivative instruments that have been designated as hedges of the foreign currency exposure of our net investments in foreign operations for fiscal 2005 is $31 million (2004: $24 million loss; 2003: $11 million gain).
Total comprehensive income disclosure
Total comprehensive income is calculated by adding net income and other comprehensive income.

	Telstra Group
	Year ended 30 June
	2005	2004	2003
	$m	$m	$m

Net income per USGAAP	4,172	1,381	3,450
USGAAP other comprehensive (loss)/income	(254)	119	(527)

USGAAP total comprehensive income	3,918	1,500	2,923

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
30. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP
30(a) Property, plant and equipment
Revaluations
Prior to 1 July 2000, AGAAP allowed property, plant and equipment to be revalued upwards. Increases in revalued amounts were recorded in an asset revaluation reserve, unless they reversed a previous revaluation decrease charged to the statement of financial performance. Impairments (decreases) to asset values were recorded in the statement of financial performance, unless they reversed a previous increase still remaining in the asset revaluation reserve.
Revaluations of property, plant and equipment are not allowed under USGAAP, except for permanent impairments. Including the broadband network described below, the net adjustment included in the reconciliation to shareholders’ equity to reduce revalued property, plant and equipment to historical cost for revaluations and impairments not allowed under USGAAP is $432 million for fiscal 2005 (2004: $413 million; 2003: $401 million). For fiscal 2005, net adjustments for depreciation and disposals of $19 million expense (2004: $12 million expense; 2003: $6 million benefit) has been included in the reconciliation of net income to USGAAP.
USGAAP impairment loss reversal - broadband network
In fiscal 1997, under AGAAP we wrote down the value of our broadband network. We recognised an impairment loss of $342 million in net income and $245 million was adjusted against the asset revaluation reserve. Under USGAAP, the initial future undiscounted cash flows derived from our broadband network were greater than the recorded value and continue to be as at 30 June 2005. The reversal of the impairment loss has been adjusted for in the reconciliations of net income and shareholders’ equity to USGAAP and additional depreciation of $25 million was recorded in the reconciliation of net income to USGAAP in fiscal 2005 (2004: $26 million; 2003: $62 million), included in the net adjustments above.
Depreciation expense
Depreciation expense for AGAAP and USGAAP has been calculated using the straight line method of depreciation. Under AGAAP, depreciation expense is based on the recorded amount of the asset and is therefore higher for assets that have been revalued upwards. Depreciation expense has been adjusted to reflect depreciation based on original cost in the reconciliations of net income and shareholders’ equity to USGAAP.
Indirect overheads included as part of the cost of constructed assets
Under AGAAP, before 1 July 1996 we recorded overhead costs directly associated with the construction of our communication assets as part of the cost of those assets. We expensed all indirect overhead costs as incurred. From 1 July 1996, indirect overhead costs (as well as direct overhead costs) associated with operations and management personnel directly involved in the construction of our communication assets have been recorded as part of the cost of those assets. This policy is now the same as USGAAP.
To reflect the current policy, as if it had always been in place for USGAAP purposes, before 1 July 1996, capitalised overheads with a net book value of $381 million (2004: $441 million, 2003: $515 million) have been included in the reconciliation of shareholders’ equity to USGAAP as at 30 June 2005. For fiscal 2005, additional depreciation and disposals of $60 million (2004: $74 million; 2003: $123 million) have been included in the reconciliation of net income to USGAAP.
Borrowing costs included as part of the cost of constructed assets
Under AGAAP, before 1 July 1996, we expensed all borrowing costs when incurred. From 1 July 1996, borrowing costs relating to the construction of property, plant and equipment for internal use are recorded as part of the asset cost, consistent with USGAAP.
To reflect the current policy, as if it had always been in place for USGAAP purposes, before 1 July 1996, capitalised interest with a net book value of $112 million (2004: $126 million, 2003: $144 million) have been included in the reconciliation of shareholders’ equity to USGAAP as at 30 June 2005. For fiscal 2005, additional depreciation and disposals of $14 million (2004: $18 million; 2003: $44 million) have been included in the reconciliation of net income to USGAAP.
Sale of property sold as part of a sale and lease back transaction
Under AGAAP, in fiscal 2002 we classified some land and buildings held for sale as other current assets. Under USGAAP, usually assets held for sale are classified as current assets. However, as these assets were part of a sale and leaseback transaction, the land and buildings remained in property, plant and equipment until the sale was complete. In fiscal 2002, these assets were reclassified, with a net increase to property, plant and equipment of $435 million.
The property held for sale under AGAAP in fiscal 2002 was sold in fiscal 2003. Under AGAAP the net gain was recognised in net income.
Under USGAAP, any gains made on assets as part of a sale and leaseback transaction must be deferred and recognised over the period of the underlying leases. For fiscal 2003, the net gain reversed was $113 million. Of this balance, a net gain of $12 million has been recognised in fiscal 2005 in the reconciliations of net income and shareholders’ equity to USGAAP (2004: $12 million).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
30. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
30(a) Property, plant and equipment (continued)
Profits/(losses) on the sale of assets
Under AGAAP, proceeds on sale of non current assets are recorded as revenue from ordinary activities — other revenue, and the net book value of assets sold is recorded as other operating expenses, with the net impact representing the profit or loss on sale of non current assets.
For USGAAP, the sale of non current assets is not considered to be an operating activity and as a result the net profit or loss on the sale of non current assets is reclassified to other income below operating income.
AGAAP reported profits or losses on the sale of revalued assets are based on revenue received less revalued net book value. For USGAAP, profits or losses are based on revenue received less historical net book value. Adjustments are made to the reconciliation of net income to USGAAP to record this difference in the profit or loss on sale.
Asset retirement obligations
Asset retirement obligations exist on our general purpose leased buildings and certain mobile tower communication assets that are situated on land held under operating leases. USGAAP requires us to recognise the fair value of these legal obligations as a liability, with the cost capitalised as part of the asset carrying value. Our treatment under AGAAP of these obligations is detailed in note 1.19(c).
We have determined that the difference in our AGAAP and USGAAP accounting policies for these asset retirement obligations is not material to us. Therefore, no adjustment has been made to the USGAAP reconciliation.
30(b) Investments
Investments in joint venture entities and associated entities
For a description of the USGAAP treatment of our investment in Reach, refer to note 30(n).
3GIS Partnership
In fiscal 2005, we entered into an arrangement with Hutchison 3G Australia Pty Ltd (H3GA) to jointly own and operate H3GA’s existing third generation radio access network (RAN) assets and fund future network development. The 3GIS Partnership was established to operate this network and commenced 31 December 2004. The partners each made an initial investment of $1 but will provide additional capital as required in the form of interest free loans.
Under AGAAP, we recognise our share of the RAN assets held by the partnership within property, plant and equipment. Expenses incurred by the partnership are on-charged to the partners in equal proportion. Refer to note 1.11(c) for further information.
Under USGAAP, we account for the 3GIS Partnership using the equity method. As such, the interest free loans are considered to form part of the investment in the partnership, and we record our share of the partnership’s results against our investment. For fiscal 2005, this results in a USGAAP adjustment to reclassify $2 million of property, plant and equipment to investments. There is no material adjustment required to the reconciliation of net income or shareholders’ equity to USGAAP.
Equity securities (joint venture entities and associated entities)
Under AGAAP, temporary changes in the fair values of debt and equity securities are not required to be adjusted and recorded in the financial statements. AGAAP however does require permanent impairments in the value of debt and equity securities to be recorded in the statement of financial performance.
Under USGAAP, Statement of Financial Accounting Standards No.115 (SFAS 115) “Accounting for Certain Investments in Debt and Equity Securities,” we are required to account for debt and equity securities based on our intention to hold or sell the securities. Securities classified as held-to-maturity are stated at cost unless there is a decline in fair value that is considered to be other-than-temporary. This reduction is recorded in the statement of financial performance. Securities classified as available-for-sale are recorded at fair value with changes in fair value, other than a decline in fair value that is considered to be other-than-temporary, recorded in a separate component of shareholders’ equity (accumulated other comprehensive income) until realised. Realised gains and losses are then recorded in the statement of financial performance.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
30. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
30(b) Investments (continued)
Available-for-sale securities
The following is a summary of our available-for-sale debt and equity securities:

Telstra Group
As at 30 June 2005
Net
			Accrued	Amortised		unrealised
	Note	Principal	interest	cost	Fair value	gain
		$m	$m	$m	$m	$m

Marketable securities included in cash:
Bank bills and promissory notes	8	1,323	1	1,324	1,324	-

			Telstra Group
			As at 30 June 2004
							Net
				Accrued	Amortised		unrealised
	Note		Principal	interest	cost	Fair value	gain
			$m	$m	$m	$m	$m

Marketable securities included in cash:
Bank bills and promissory notes	8		538	1	539	539	—

Equity securities:
Listed investments	11		15	—	—	71	56

Income tax expense							(17)

							39

Debt securities:
PCCW converting note — US$47 million face value	30	(l)	95	—	—	85	(10)

Income tax benefit							3

							(7)

Total unrealised gain (net of tax) on available-for-sale securities							32

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
30. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
30(c) Dividend payable recognition
Under USGAAP, provisions for dividends are only recognised as liabilities if the dividends are formally declared before balance date. The effect of this adjustment is disclosed in the reconciliation of shareholders’ equity to USGAAP. In fiscal 2003, due to a change in AGAAP, AGAAP is now consistent with USGAAP and this adjustment no longer required. Refer to note 7 for additional disclosures on dividends.
The dividends per share for USGAAP (including the TESOP97 and TESOP99 options outstanding (refer to note 30(j) below) as issued shares) in Australian dollars for the last three years are:

	Telstra Group
	Year ended 30 June
	2005	2004	2003
	¢	¢	¢

Dividends paid per share:
Total dividends paid per share per USGAAP	33.0	25.0	26.0

30(d) Minority interests (defined as outside equity interests per AGAAP)
Under AGAAP, minority interests are included in shareholders’ equity in ‘Outside equity interests’. Under USGAAP, minority interests are disclosed as a separate component of net assets rather than included in shareholders’ equity. The effect of this adjustment has been disclosed in the reconciliation of shareholders’ equity to USGAAP.
30(e) Dealer commissions and bonuses classification
Under AGAAP, dealer commissions and bonuses are included in goods and services purchased as they are directly related to our sales revenue. Under USGAAP, they are classified as other operating expenses. In the statement of financial performance measured and classified under USGAAP, we have reclassified $711 million of dealer commissions and bonuses from goods and services purchased to other operating expenses (2004: $496 million; 2003: $379 million).
30(f) Retirement benefits
Pension costs/benefits (defined as superannuation expense under AGAAP) for our defined benefit plans are based on contributions payable to the plans for the year, at rates determined by the actuary of the defined benefit plans. Refer to note 22 for details of our superannuation plans.
Under AGAAP, where there has been a shortfall in prior years of the net market value of our defined benefit scheme’s assets when compared to members’ vested entitlements, we have provided for the present value of any shortfall, to the extent that the shortfall represents a present obligation. We do not record a pension asset where scheme assets are greater than members’ vested entitlements.
Under USGAAP, pension costs/benefits for defined benefit plans are accounted for under Statement of Financial Accounting Standards No. 87 (SFAS 87) “Employers’ Accounting for Pensions” and are calculated by an actuary using the projected unit credit method. This method includes current service cost, interest cost, return on plan assets and amortisation of transition assets. Aggregated unrecorded gains and losses of the plans exceeding 10% of the greater of the aggregated projected benefit obligation or the market value of the plan assets are amortised over the average expected service period of active employees expected to receive benefits under the plan.
We adopted SFAS 87 on 1 July 1992, as it was not feasible to adopt SFAS 87 from its effective date of 1 July 1989. The unrecognised transition asset on adoption of SFAS 87 for the Telstra Super Scheme was amortised from 1 July 1992 over 12 years, ending 30 June 2004. Where scheme assets are greater than the present obligations relating to members’ vested entitlements, the difference is recognised as an asset in accordance with USGAAP.
We use the following measurement dates for our defined benefit plans:

Measurement
Date

Telstra Super	30 June
CSS	(i)
HK CSL Retirement Scheme	31 May

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
30. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
30(f) Retirement benefits (continued)
The effect of the adjustments required by SFAS 87 to retirement benefit expense/gain has been disclosed in the USGAAP reconciliations. If we had reported our net periodic pension cost/ benefit and the funded status of the defined benefit superannuation plans in accordance with the accounting principles and actuarial assumptions under USGAAP, the disclosures required are as follows:

		Telstra Group
		Year ended 30 June
	2005	2005	2004	2003
Note	$m	US$m	$m	$m

Net periodic pension cost/(benefit) (all funds combined)
The components of net periodic pension cost for our defined benefit superannuation plans are as follows:

Service cost on benefits earned	282	215	351	337
Interest cost on projected benefit obligation	436	332	558	657
Expected return on assets	(532)	(406)	(834)	(1,003)
Expenses and taxation	16	12	59	74
Member contributions for defined benefits	(21)	(16)	(109)	(113)
Amortisation of transition asset	—	—	(84)	(84)
Amortisation of fund loss	—	—	164	30
Transfers to HK CSL Retirement Scheme (ii)	—	—	—	6
Settlement (gain)/loss (i)	(3)	(2)	3,865	(26)

Net periodic pension cost/(benefit) per USGAAP	178	135	3,970	(122)
Reverse amount expensed for AGAAP (labour expense)	(3)	(2)	(5)	(8)

Total USGAAP adjustment — retirement benefit expense/(gain)	175	133	3,965	(130)

We used the following major assumptions to determine net periodic pension cost/(benefit) for the years ended 30 June:
Discount rate	5.99%	5.99%	5.00%	6.50%
Expected rate of increase in future salaries	3.97%	3.97%	3.49%	4.00%
Expected long-term rate of return on assets	7.50%	7.50%	7.50%	8.50%

In order to project the expected long term rate of return on assets, estimates are prepared for the return of each major asset class over the subsequent 10 year period, or longer. Those estimates are based on a combination of factors including the current market outlook for interest rates, inflation, earnings growth and currency strength.
To determine the aggregate return, the expected future return of each asset class is then weighted according to the strategic asset allocation of total plan assets.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
30. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
30(f) Retirement benefits (continued)

	Telstra Group
	Year ended 30 June
	2005	2005	2004	2003
Note	$m	US$m	$m	$m

Benefit obligations (all funds combined)

Reconciliation of change in benefit obligation
Projected benefit obligation at beginning of year	6,409	4,882	10,249	9,537
Service cost	282	215	351	337
Interest cost	436	332	558	657
Transfers to HK CSL Retirement Scheme (ii)	—	—	—	80
Member contributions	191	146	81	122
Benefit payments	(234)	(178)	(971)	(945)
Curtailment (gain)/loss	—	—	(3)	9
Foreign currency exchange rate changes	(7)	(5)	(3)	(12)
Settlement of CSS (i)	—	—	(3,687)	—
Actuarial loss/(gain)	410	312	(166)	464

Projected benefit obligation at end of year	7,487	5,704	6,409	10,249

We used the following major assumptions to determine benefit obligations at 30 June:
Discount rate	5.48%	5.48%	5.99%	5.00%
Expected rate of increase in future salaries	3.99%	3.99%	3.97%	3.49%

Accumulated benefit obligation at end of year (all funds combined)	5,994	4,566	5,032	8,041

Plan assets (all funds combined)

Reconciliation of change in fair value of plan assets
Fair value of plan assets at beginning of year	7,147	5,444	11,546	12,208
Actual return on plan assets	938	715	1,270	53
Transfers to HK CSL Retirement Scheme (ii)	—	—	—	74
Employer contributions	3	2	5	8
Member contributions for defined benefits	21	16	109	113
Transfers/member contributions for accumulation benefits	191	146	81	122
Benefit payments	(234)	(178)	(971)	(945)
Plan expenses	(16)	(12)	(15)	(13)
Foreign currency exchange rate changes	(8)	(6)	(2)	(13)
Settlement of CSS (i)	—	—	(4,832)	—
Contribution tax	—	—	(44)	(61)

Fair value of plan assets at end of year	8,042	6,127	7,147	11,546

	Target	2005	2004	2003
Our weighted-average asset allocations by asset category at 30 June are as follows:
Equity securities (iii)	67.4%	61.9%	74.8%	55.0%
Debt securities (iii)	10.3%	21.9%	13.2%	25.4%
Property (iii)	17.3%	13.3%	10.0%	16.8%
Other (iii)	5.0%	2.9%	2.0%	2.8%

	100%	100%	100%	100%

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
30. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
30(f) Retirement benefits (continued)

	Telstra Group
	Year ended 30 June
	2005	2005	2004	2003
	$m	US$m	$m	$m

Reconciliation of funded status of plan (all funds combined)
Projected benefit obligation	(7,487)	(5,704)	(6,409)	(10,249)
Plan assets at fair value	8,042	6,127	7,147	11,546

Funded status	555	423	738	1,297
Unrecognised net transition liability/(asset) (iv)	4	3	4	(79)
Unrecognised net actuarial (gain)/loss (iv)	(481)	(367)	(489)	2,999

Prepaid pension asset at 30 June	78	59	253	4,217

Our defined benefit plans investment strategy is to control the level of risk by investing in a broad range of quality investments, and using a range of Australian and international investment managers who specialise in cash, fixed interest, shares and property. We constantly review our investments and adjust our investment strategy in order to maximise returns within this controlled risk profile and take advantage of perceived market efficiencies.
Investment goals are to earn the best possible returns within the appropriate strategic level of risk, and maintain the financial viability of the funds by ensuring plan assets exceed benefit obligations.
Derivatives are used to limit exposure to market fluctuations and are used within appropriate control environments for direct and externally managed investments. Derivatives are not used for speculative purposes.
Expected Cash Flows (all funds combined)
We expect to contribute $3 million to our HK CSL Retirement Scheme in fiscal 2006. Based on the latest actuarial investigation, we do not expect to make any contributions to Telstra Super during fiscal 2006. Refer to note 22 for further information.
The following benefit payments, which reflect expected future service, are expected to be paid.

		Telstra Group
		Year ended 30 June
						2011 -
	2006	2007	2008	2009	2010	2015
	$m	$m	$m	$m	$m	$m

Expected benefit payments	194	204	223	243	265	1,833

(i)	On 17 June 2004, the Commonwealth paid Telstra Super $3,125 million as settlement for the previous transfers of CSS members to Telstra Super. As part of the settlement arrangement, the Commonwealth has assumed responsibility for all liabilities in respect of former and current Telstra employees who remain in the CSS. Refer to note 22 for further information.

As we have no further current ongoing obligations for these CSS members, in fiscal 2004 we recorded a settlement loss for USGAAP in relation to the CSS of $1,145 million. In addition, we recognised the previously unrecognised net actuarial loss in relation to the CSS of $2,725 million.

(ii)	On 1 December 2002, Hong Kong CSL Limited (HK CSL) established a new scheme known as the HK CSL Retirement Scheme. Previously, HK CSL participated in the Pacific Century CyberWorks (PCCW) Retirement Scheme, the scheme of its previous immediate parent. The assets attributable to HK CSL of the previous scheme were transferred to the HK CSL Retirement Scheme.

(iii)	The CSS was a notional fund that did not hold physical managed assets. This notional fund accumulated the same returns as that earned by Telstra Super. As such, for the purposes of disclosing our weighted average asset allocations by asset category, the asset allocations of the CSS for fiscal 2003 were assumed to be the same as the asset allocations of Telstra Super.

(iv)	Settlements recorded in net periodic pension cost/benefit have effected the unrecognised net transition liability/(asset) and the unrecognised net actuarial (gain)/loss as follows:
(a) unrecognised transition liability/(asset); 2005: $nil; 2004: $nil; 2003: $1 million gain.

(a)	unrecognised transition liability/(asset); 2005: $nil; 2004: $nil; 2003: $1 million gain.

(b)	unrecognised net actuarial gain/loss; 2005: $3 million gain; 2004: $2,725 million loss; fiscal 2003: $26 million gain.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
30. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
30(g) Employee entitlements — Long Service Leave
Our employee entitlement provisions include a liability for long service leave. Refer to note 1.19(a) for a definition of long service leave. The assumptions used to calculate this liability for AGAAP are consistent with those used under SFAS 87 for USGAAP.
30(h) Enterprise bargaining agreements
During fiscal 2005 Telstra had six separate business unit enterprise agreements in operation which provided staff covered by these agreements with a 2% salary increase in January 2005. The nominal expiry date of these enterprise agreements was 22 June 2005. In June 2005, Telstra and the unions reached ”in-principle”agreements to enter into a new enterprise agreement (EA) to replace the six expired agreements. For the new agreement to take effect, it would need to be approved by a majority of voting employees and certified by the Australian Industrial Relations Commission (AIRC).
Under the proposed agreement, EA employees will receive a pay increase of 2.5% each year over a three year period and retain continuity of long service leave and maternity leave arrangements. There are minimal changes to other existing terms and conditions of employment. It is proposed that the first increase will be paid from the first pay period on or after certification of the agreement.
The proposed new EA and the Retail Shop Agreement will cover approximately 53% of full time staff.
30(i) Income tax
Under AGAAP, timing differences are recorded in the statement of financial position as deferred tax assets and liabilities using the liability method of tax effect accounting. Future income tax benefits relating to tax losses and timing differences are not recorded as an asset unless the benefit is considered virtually certain of being realised.
Under USGAAP, deferred tax assets and liabilities are created for all temporary differences between the accounting and tax basis of assets and liabilities that will reverse during future taxable periods, including tax losses. Deferred tax assets are reduced by a valuation allowance if, in the opinion of management, it is more likely than not that some portion, or all of the deferred tax asset, will not be realised. The ultimate realisation of deferred tax assets is dependent upon the generation of future taxable profits during the period in which those temporary differences and tax loss carryforwards become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. We increase or decrease our deferred tax balances for income tax effect of accounting differences included in our reconciliations of net income and shareholders’ equity to USGAAP.
For AGAAP, we classify all deferred tax balances as non current. For USGAAP, the classification between current and non current is based on the statement of financial position classification of the underlying net current and non current asset or liability. Where there is no underlying asset or liability the classification is based on when the temporary difference is expected to reverse. The effect of this has been disclosed in the statement of financial position measured and classified per USGAAP.
Under AGAAP and USGAAP we do not create deferred tax assets or liabilities for temporary differences relating to investments where there is no intention of disposing of the investment, or where we are incapable of realising any benefit or incurring any obligations due to tax law restrictions.
For AGAAP, fair value adjustments in a business combination, including the recognition of identifiable assets, are not tax effected. Under USGAAP, basis differences arising from such fair value adjustments are treated as temporary differences and tax effected as part of the acquisition accounting, if the basis difference results in taxable or deductible amounts in future years when the related asset or liability is recovered or settled.
During fiscal 2005, we recognised a number of identifiable intangible assets as a result of our acquisitions. For USGAAP, we have recorded a deferred tax liability of $71 million for the temporary difference between the carrying value of these intangible assets and their tax basis, with a corresponding increase to goodwill on acquisition. We have also recognised a deferred tax liability of $143 million based on the determination of the tax consequences associated with the recognition of identifiable intangible assets on other recent acquisitions, with a corresponding increase to goodwill on acquisition. The reversal of these temporary differences has resulted in a decrease to income tax expense of $6 million for fiscal 2005.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
30. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
30(i) Income tax (continued)

	Telstra Group
	As at 30 June
	2005	2005	2004	2003
	$m	US$m	$m	$m

Future income tax benefit (deferred tax assets)
Property, plant and equipment	—	—	33	33
Foreign exchange translation, hedge and other finance costs	164	125	134	238
Employee entitlements	279	213	297	252
Revenue received in advance	160	122	60	49
Inventory valuation	—	—	9	9
Provisions	111	85	66	99
Marketable securities	17	13	89	—
Carried forward tax losses	227	173	207	210
Other	138	105	211	212

Total gross deferred tax assets under USGAAP	1,096	836	1,106	1,102
Valuation allowance	(313)	(238)	(247)	(251)

Total net deferred tax assets under USGAAP	783	598	859	851

Deferred income tax (deferred tax liabilities)
Property, plant and equipment	2,429	1,850	2,351	2,366
Foreign exchange translation, hedge and other finance costs	—	—	11	—
Prepaid pension cost	23	18	76	1,265
Prepayments	—	—	—	3
Expenditure accruals	90	69	82	—
Marketable securities	—	—	—	1
Other	228	174	—	61

Total deferred tax liabilities under USGAAP	2,770	2,111	2,520	3,696

Net deferred tax liability under USGAAP	(1,987)	(1,513)	(1,661)	(2,845)

Represented by:
AGAAP future income tax benefit — non current	2	2	2	—
AGAAP deferred income tax — non current	(1,885)	(1,436)	(1,807)	(1,814)
USGAAP/AGAAP income tax differences	(104)	(79)	144	(1,031)

Net deferred tax liability under USGAAP	(1,987)	(1,513)	(1,661)	(2,845)

Reported as follows for the USGAAP statement of financial position:
Current deferred tax asset (future income tax benefit)	294	224	203	169
Current deferred tax liability (deferred income tax)	—	—	(3)	(3)

Net current deferred tax asset (future income tax benefit)	294	224	200	166

Non current deferred tax asset (future income tax benefit)	489	374	656	682
Non current deferred tax liability (deferred income tax)	(2,770)	(2,111)	(2,517)	(3,693)

Net non current deferred tax liability (deferred income tax)	(2,281)	(1,737)	(1,861)	(3,011)

	(1,987)	(1,513)	(1,661)	(2,845)

As at 30 June 2005, our foreign operations have operating loss carryforwards of $13 million that will expire in fiscal 2026, 2027, and 2028. We have established a valuation allowance of $11 million due to our uncertainty over our ability to utilise these operating loss carryforwards.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
30. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
30(i) Income tax (continued)
Our foreign operations have capital loss carry forwards of $2 million that will expire in 2007. We have established a valuation allowance of $2 million due to our uncertainty over our ability to utilise these capital loss carryforwards.
Additionally, our domestic and foreign operations have both operating ($214 million) and capital loss carryforwards ($196 million) that do not have an expiration date. We have established a valuation allowance to fully provide for these loss carryforwards due to the uncertainty over our ability to utilise these loss carryforwards.
The following table represents the domestic and foreign components of net income before income tax expense and minority interests and income tax expense (benefit), calculated in accordance with USGAAP:

	Telstra Group
	As at 30 June
	2005	2005	2004	2003
	$m	US$m	$m	$m

Net income before income tax expense and minority interests consists of:
Domestic	5,970	4,549	1,896	3,089
Foreign	82	62	73	1,994

Net income before income tax expense and minority interest	6,052	4,611	1,969	5,083

Income tax expense/(benefit) consists of:
Current:
Domestic	1,745	1,329	1,635	1,537
Foreign	45	34	36	2

Total current income tax expense	1,790	1,363	1,671	1,539

Deferred:
Domestic	89	68	(1,077)	(154)
Foreign	1	1	(1)	(26)

Total deferred income tax expense/(benefit)	90	69	(1,078)	(180)

Income tax expense, net	1,880	1,432	593	1,359

Actual income tax expense differs from the amounts computed by applying the statutory Australian income tax rate of 30% to net income before income tax expense and minority interests. The following table represents the reconciliation of the expected income tax expense to actual income tax expense:

	Telstra Group
	As at 30 June
	2005	2005	2004	2003
	$m	US$m	$m	$m

Expected income tax expense	1,815	1,382	591	1,525

(Decrease)/increase in income taxes resulting from:
Effect of different rates of tax on overseas income	(9)	(7)	(15)	(30)
Research and development concessions	(6)	(5)	(7)	(6)
Share of net (profit)/loss from joint venture entities and associated entities	(28)	(21)	11	38
Loss on sale of non current assets	(28)	(21)	(65)	(34)
Non deductible depreciation and amortisation	15	11	27	30
Reduction in the value of investments and intercompany receivables	100	76	158	64
Assessable foreign source income not included in accounting porfit	4	3	18	43
Under/(over) provision of tax in prior years	2	2	24	(28)
Effect of reset tax values on entering tax consolidation	—	—	(58)	(201)
Other adjustments	15	12	(91)	(42)

Actual income tax expense for USGAAP	1,880	1,432	593	1,359

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
30. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
30(j) Employee share plans and compensation expenses
Our employee and executive share plans are described in note 19. AGAAP does not require certain employee compensation and option expenses to be recorded in the statement of financial performance for our employee share plans.
Under USGAAP, we have adopted Statement of Financial Accounting Standards No. 123 (SFAS 123) “Accounting for Stock Based Compensation”. Under this method, compensation expense is calculated based on the fair value of options on the grant date and recognised over the associated service period, which is usually the vesting period. USGAAP requires that shares issued under TESOP97 and TESOP99 in conjunction with non-recourse loans be accounted for as options. The outstanding balance of the loans for TESOP97 and TESOP99 provided to employees is deducted from shareholders’ equity rather than classified as a receivable. The amount for fiscal 2005 is $155 million (2004: 174 million, 2003: $198 million). In addition to options, restricted shares, performance rights and deferred shares issued under the Telstra Growthshare executive compensation scheme are also accounted for as options.
In fiscal 2005, a net adjustment to reverse $2 million in compensation expense for USGAAP was recognised in the reconciliation of net income (2004: $nil; 2003:$nil). A life to date expense of $396 million is recorded as additional paid in capital in total shareholders equity for USGAAP (2004: $382 million; 2003: $333 million). The increase of $49 million in fiscal 2004 relates to the consolidation of the Telstra Growthshare Trust and the recognition of contributions to the trust as additional paid in capital. Refer to note 30(r).
There is no income tax effect on the additional compensation expense for USGAAP as it is a permanent difference (non taxable) for TESOP97, TESOP99 and Growthshare schemes.
TESOP General
Options allocated to employees under the TESOP schemes all vested immediately upon grant and will expire at the earlier of repayment of the loan balance or the termination of employment. Employee compensation expense has been recognised on inception of the TESOP97 scheme (fiscal 1998 and subsequent loyalty share issues) and TESOP99 scheme (fiscal 2000 and subsequent loyalty share issues). Dividends on both TESOP schemes are not recorded as further compensation expense as their forecasted value was included when calculating the initial option valuations.
For fiscal 2005, 2004 and 2003, only the TESOP97 options are dilutive for the USGAAP earnings per share calculation as the exercise price of the TESOP99 options was above the average Telstra share price.

	Telstra Group
		As at 30 June
	2005	2004	2003
	Number	Number	Number

TESOP97
Options outstanding at beginning of year	48,327,000	54,332,125	63,473,375
Options exercised	(2,484,375)	(6,005,125)	(9,141,250)

Options outstanding at end of year	45,842,625	48,327,000	54,332,125

TESOP99
Options outstanding at beginning of year	14,622,000	14,828,600	14,965,500
Options exercised	(86,100)	(206,600)	(136,900)

Options outstanding at end of year	14,535,900	14,622,000	14,828,600

For TESOP97, the weighted average exercise price of the option at 30 June 2005, 30 June 2004 and 30 June 2003 was $2.66.
For TESOP99, the weighted average exercise price of the option at 30 June 2005, 30 June 2004 and 30 June 2003 was $5.99.
Telstra Growthshare General
The Telstra Growthshare options issued under all schemes become vested options when the performance hurdles have been reached and the executive pays the exercise price per share. The Growthshare restricted share options, performance right options and deferred share options allocated to employees under all schemes vest when the performance hurdles have been reached or period of service completed.
For USGAAP, compensation expense is measured in the year that the options are granted less any compensation expense paid under AGAAP based on calculated “option values” for Growthshare options, restricted share options, performance right options and deferred share options. An allowance is made for expected resignations and cancellations when calculating the various option values.
For fiscal 2005 and 2004, only the deferred share options are considered dilutive for the USGAAP earnings per share calculation. For fiscal 2003, the options, restricted share options, performance right options and deferred share options were not dilutive for earnings per share calculations. For the details of Telstra Growthshare options granted, lapsed and outstanding, as well as the valuation methodology and assumptions regarding Telstra Growthshare issues, refer to note 19.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
30. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
30(k) Redundancy and restructuring provisions
Redundancy and restructuring disclosures for fiscal 1997 program
The disclosures required by USGAAP for the redundancy and restructuring provision recorded by us are as follows:
In fiscal 1997, we approved a plan to reduce the number of employees by approximately 25,500 to approximately 51,000 employees by 30 June 2000. In June 1998, we also approved a three year plan, to 30 June 2001, which included an additional reduction of approximately 2,000 employees by redundancy. We effected the reduction in employees through a combination of natural attrition and outsourcing (approximately 6,700 employees) and voluntary redundancy offers and involuntary terminations (approximately 20,800 employees). Reductions have occurred primarily in sales and service areas, communication assets, broadband rollout construction areas and field operations and maintenance staff.
The total estimated cost of the fiscal 1997 redundancy program was $1,320 million including estimated severance and award payments of $1,043 million and estimated career and transition costs of $277 million. There has been no reversal of costs no longer required to the statement of financial performance.
Career transition costs include payments to employees who are in the outplacement process and amounts paid to third parties for the outplacement program.
In future periods, no additional redundancies or payments are expected. The provision balance is $nil as at 30 June 2005 (2004: $2 million, 2003:$3 million).

	Telstra Group
	As at 30 June
	2005	2004	2003
	Number	Number	Number

Expected redundancies	—	22	80

We have made the following payments which have been charged against the provision for redundancy and restructuring:

	Telstra Group
	As at 30 June
	2005	2004	2003
	$m	$m	$m

Career transition and other employee costs	—	1	—

The impact of redundancies has been taken into consideration in the SFAS 87 calculation in note 30(f) Retirement benefits.
30(l) Derivative financial instruments and hedging activities
Our risk management policies and objectives of entering into derivative financial instruments have been disclosed in note 29, “Additional financial instruments disclosures.”
In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133), as amended by Statement of Financial Accounting Standards No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities”. SFAS 133 requires us to recognise all of our derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, we must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.
For derivative instruments that are designated and qualify as a fair value hedge (i.e., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk, are recognised in other income/ expense as part of net income during the period of the change in fair values. For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income and reclassified into net income in the same period or periods during which the hedged transaction affects net income. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognised in other income/expense as part of net income during the period of change. For derivative instruments that are designated and qualify as a hedge of a net investment in a foreign currency, the gain or loss is that reported in other comprehensive income as part of the cumulative translation adjustment to the extent it is effective.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
30. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
30(l) Derivative financial instruments and hedging activities (continued)
For derivative instruments not designated as hedging instruments, the gain or loss is recognised in net income during the period of change.
We enter into forward foreign exchange contracts to hedge certain firm commitments denominated in foreign currencies relating to our capital expenditure programs. Under AGAAP, realised gains and losses on termination of these hedges are recognised as a net cost of the equipment acquired.
We are not able to identify specific forward foreign exchange contracts with specific capital expenditure contracts to meet the designation criteria in SFAS 133. As a result, changes in fair value of the forward foreign exchange contracts are required to be recognised in net income for USGAAP purposes. We have recorded a marked to market gain of $3 million in other income per USGAAP for the forward foreign exchange contracts outstanding at 30 June 2005 (2004: $1 million loss; 2003: $5 million gain). We also recorded an additional adjustment, net of tax, in other income per USGAAP to reverse net realised foreign exchange gains/losses capitalised in property, plant and equipment under AGAAP, however the amount was $nil in fiscal 2005 (2004: $3 million loss, 2003: $1 million gain).
We enter into interest rate swaps to manage our exposure to interest rate risk relating to our outstanding short-term commercial paper. SFAS 133 does not allow us to consider the interest rate swaps used to manage our interest rate exposure as hedges. As a result, changes in the fair values of these interest rate swaps are required to be included in the reconciliation of net income to USGAAP. We have recorded a marked to market loss of $85 million, before tax, as an expense in other income per USGAAP for changes in fair value of interest rate swap contracts outstanding at 30 June 2005 (2004: $158 million gain; 2003: $128 million loss).
We enter into cross currency interest rate swaps to hedge our exposure to the risk of overall changes in fair value relating to interest rate and foreign currency risk of our foreign currency borrowings. During fiscal 2005, 2004 and 2003, the ineffective portion of our hedging instruments (inclusive of the time value of money) was taken to other income/expense in the statement of financial performance.
During the year ended 30 June 2003, we reclassified $17 million of losses, net of tax, from accumulated other comprehensive income to other income. At 30 June 2003 there were no remaining losses recorded in accumulated other comprehensive income related to the repayment of borrowings that were hedged by interest rate and cross currency swaps in cash flow hedging relationships prior to the adoption of SFAS 133.
PCCW Converting Note
As a part of our strategic alliance with PCCW, we purchased a US$750 million convertible note issued by PCCW in February 2001. This convertible note was convertible at our option into PCCW common stock at a conversion price of HK$6.886 per share. This note was redeemed on 28 June 2002 in consideration for the remaining 40% interest in CSL and a new converting note with a face value of US$190 million.
During the year ended 30 June 2003 we redeemed US$143 million of this converting note in return for entering into a capacity prepayment agreement with Reach Limited as discussed in note 30(n).
Under AGAAP, the initial values of the converting notes are recorded at face value in other non-current receivables. The converting note was carried at the face value, adjusted for accrued interest and any provision for permanent diminution considered necessary. Any foreign exchange gains and losses on translation of the converting note to A$ were recorded in the statement of financial performance in operating expenses.
Under USGAAP, the instrument was classified as an available-for-sale security with changes in fair value being recorded in other comprehensive income.
On 30 June 2005, the note expired and was redeemed for $76 million with an adjustment to other comprehensive income for a net realised loss on sale of $7 million after tax.
The note was classified as an available-for-sale security and was disclosed in note 30(b).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
30. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
30(m) Sale of Global Wholesale Business to Reach Ltd (Reach)
In fiscal 2001, as a part of the strategic alliance with PCCW, a joint venture entity, Reach, was formed through the combination of our international wholesale business and certain other wholesale assets together with certain PCCW assets. Under AGAAP, the investment in the joint venture entity was recognised at its cost of acquisition, being the fair value of the assets transferred net of cash received and including acquisition costs. The gain on sale of the Global Wholesale Business, measured as the difference between the cost of the investment and the net book values of the net assets transferred, was deferred to the extent of our ownership interest retained in the joint venture entity, in this case being 50%.
Under USGAAP, investments in joint venture entities should be recorded at the net book value of the assets and liabilities transferred, reduced by the amount of any cash received. Where the resultant carrying value is a negative amount, the excess credit is recognised as an adjustment to the amount of goodwill on other components of the interdependent transactions — in this case a $30 million reduction on the CSL goodwill (refer to note 30(o)). Also, there were differences in the fair valuation of the net assets. These related to pre-1996 capitalised interest, assembled work force and other fair value adjustments.
The total effect of these differences reduces shareholders’ equity under USGAAP by $882 million as at 30 June 2005 (2004: $882 million; 2003: $882 million).
30(n) Equity accounting and write down adjustments for Reach Ltd (Reach)
USGAAP adjustments made on the sale of the Global Wholesale Business to Reach in 30(m) above, will result in ongoing differences in the reconciliations of net income and shareholders’ equity to USGAAP.
Under AGAAP, 50% of the profit after tax was deferred and accounted for in the investment carrying value. The deferred gain was to be recognised in the statement of financial performance on a straight line basis over a period of 20 years. For fiscal 2003, this adjustment was $22 million up to the date of the write down of Reach (refer below) and was reversed for USGAAP. Under AGAAP there is no further recognition of this amount due to the write down.
For USGAAP equity accounting, there was a calculation of notional goodwill at inception that was required to be amortised over the life of the investment. This goodwill was determined by comparing the investment carrying value to 50% of the net assets/(liabilities) of Reach. This amount, similar to AGAAP, was not separately recognised in the statement of financial position, however, it was included in the investment carrying amount. This notional goodwill has been written off with the write down of the Reach investment (refer below).
Write down of Reach investment
As discussed in note 3, as at 31 December 2002, we wrote down the entire carrying amount of our investment in Reach. In accordance with Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”, where there is evidence that would indicate a loss in value of an investment that is other than a temporary decline, the loss in value should be recognised. Such factors include, but are not limited to, a current fair value of an investment that is less than its carrying amount and the inability of the investee to sustain an earnings capacity that would justify the carrying amount of the investment.
A discounted cash flow model was used to calculate the fair value of our investment in Reach and as a result the carrying amount was written down to zero. For AGAAP, this resulted in a write down of $965 million. However, due to GAAP differences discussed above and in note 30(o), under USGAAP the write down of the investment was $203 million. Therefore, an additional net adjustment of $762 million was recognised in the reconciliations of net income and shareholders equity to USGAAP. Refer to note 3 for further explanation of the write down made under AGAAP.
Under AGAAP, equity accounting is suspended where the cumulative share of losses and reserve movements have reduced the participating equity investment to zero. In fiscal 2003 we ceased equity accounting our Reach investment under AGAAP due to the investment being written down to zero.
Under USGAAP, equity accounted losses are required to be recognised in net income to the extent that we have other non-participating investments in the equity accounted entity (i.e. preference shares or loans).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
30. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
30(n) Equity accounting and write down adjustments for Reach Ltd (Reach) (continued)
Other non-participating investments in Reach
In April 2003 we made a capacity prepayment of $230 million (US$143 million) to Reach. This advance accrued interest on a compounding basis at a market reference rate and was to be repaid through the provision of capacity in the future at market prices. This was recorded as a receivable under AGAAP. In April 2005 we swapped this capacity prepayment for an indefeasible right of use (IRU) over half of Reach’s international cable capacity. Refer to notes 9 and 14 for further details.
Under USGAAP, the capacity prepayment was, and the IRU is, considered to be a non-participating investment in Reach. As such we have continued to equity account our share of the net deficit and losses of Reach under USGAAP as an adjustment to the adjusted basis of these assets.
During fiscal 2004, our share of equity accounted losses and net assets of Reach exceeded the balance of the capacity prepayment and as such we have ceased equity accounting for Reach under USGAAP. Equity accounting was suspended when our share of losses and net assets reduced the capacity prepayment to zero.
The USGAAP adjustment to recognise our share of equity accounted losses of Reach in fiscal 2004, up to the suspension of equity accounting, was $267 million (2003: $82 million). The adjustment to recognise our share of the accumulated other comprehensive income of Reach in fiscal 2005 is $130 million (2004: $130 million gain; 2003: $22 million loss).
The capacity prepayment balance was recorded as a receivable under AGAAP and was restated at the spot rate at year end. Foreign currency translation differences were recorded in the statement of financial performance. For USGAAP these translation differences have been reversed since the suspension of equity accounting. For fiscal 2005, $21 million of foreign currency losses recorded under AGAAP have been reversed for USGAAP (2004: $17 million gain).
The IRU balance is recorded as an other asset under AGAAP. We have recorded an additional $14 million to this IRU under our commitment to fund half of Reach’s committed capital expenditure for the period until 2022. Refer to note 14 for further information.
Under USGAAP, we have continued to recognise our share of equity accounted losses against this additional IRU amount. The balance of our investment in Reach, including the IRU, for USGAAP at 30 June 2005 is $nil (2004: $nil).
During fiscal 2004, we, together with our joint venture partner PCCW, provided a US$311 million loan to Reach. Our share of the loan at 30 June 2005 is $232 million (2004: $226 million). This loan is considered to be impaired for both AGAAP and USGAAP purposes and has been fully provided for. As the adjusted basis of this loan under USGAAP is zero, we have not continued equity accounting for Reach against this loan.
The total net adjustment in the reconciliation of net income to USGAAP in fiscal 2005 for all of these differences is a decrease of $8 million (2004: $264 million decrease; 2003: $665 million increase). The total net adjustment included in the reconciliation of shareholders’ equity to USGAAP is $576 million (2004: $584 million; 2003: $696 million).
30(o) Consolidation adjustment for Telstra CSL Limited (CSL)
There are several adjustments that need to be made for the consolidation of CSL for USGAAP purposes.
For AGAAP, gains/losses on a hedge for the purchase of CSL are included in the cost of the acquisition, thereby effecting the determination of goodwill. For USGAAP, gains/losses on hedges of a purchase business combination are recognised in net income. Accordingly, in fiscal 2001, hedging losses of $30 million that were included in the cost of acquisition of CSL for AGAAP, have been recognised in net income under USGAAP.
For AGAAP, purchase price allocations in an acquisition accounted for as a business combination are not tax effected. The tax effect of basis differences arising from purchase price allocations (fair value adjustments) will be recognised in net income as those basis differences reverse. For USGAAP, such basis differences are treated as temporary differences and tax-effected as part of the acquisition accounting. As part of the acquisition, a deferred tax asset of $33 million was recorded for these basis differences, with a corresponding decrease to goodwill.
For AGAAP, acquisition costs of $999 million were written off on acquisition of CSL in January 2001. USGAAP did not allow such a write-off, unless it could be supported by an analysis of the undiscounted cash flows of the entity. As a result of an analysis of undiscounted cash flows relating to CSL, a goodwill write-off was not supportable under USGAAP. Accordingly, the goodwill write-off was reversed and is carried forward as a difference in the reconciliation of shareholders’ equity to USGAAP. This amount was also amortised in fiscal 2002 for USGAAP. For fiscal 2003, $309 million of goodwill was recorded as an impairment loss under USGAAP, based on the transitional goodwill impairment test. Refer to note 30(q) for further information as to the accounting requirements and basis of the impairment.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
30. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
30(p) Fair Value and General Reserve adjustments
In AGAAP, when we acquire a controlled entity, we are required to restate the net identifiable assets of that controlled entity to fair value. To the extent we have an equity accounted ownership interest in the company prior to consolidation, we are required to recognise our share of the reserve created on consolidation. In USGAAP, this fair value adjustment is offset against goodwill on consolidation.
In AGAAP, the effect of dilutions of ownership due to equity transactions conducted by third parties are recorded in a reserve. In USGAAP, this is treated as a sale of ownership interest and taken to net income. In fiscal 2005, the adjustment to net income was $5 million loss (2004: $nil, 2003: $2 million loss).
In fiscal 2002, we had a share of a foreign associated entity’s general reserve credit of $2 million. For USGAAP purposes this reserve was transferred to the foreign currency translation reserve. In fiscal 2004 we disposed of the foreign associated entity and, under AGAAP, transferred our share of the entity’s general reserve and foreign currency translation reserve to retained earnings. Under USGAAP, the total amount transferred of $35 million has been adjusted against our profit recorded on the disposal of the entity.
30(q) Goodwill and other intangible asset adjustments
Under USGAAP, goodwill is no longer amortised but reviewed for impairment annually, or more frequently if certain indicators or triggers arise. Goodwill is tested for impairment at a “reporting unit” level and we have assigned goodwill to reporting units in accordance with the net goodwill balances by legal entity included in note 13.
We completed the initial step of the transitional impairment test within six months of adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS 142), using a discounted cash flow technique to calculate the fair value of the reporting units to identify any impairment in the carrying value of goodwill. As a result we recorded an impairment loss of $309 million relating to the USGAAP carrying value of goodwill in CSL as a cumulative effect of a change in accounting principle in fiscal 2003.
At 30 June 2003, we identified a further impairment in the USGAAP carrying value of the goodwill in CSL. The fair value of CSL was determined using a discounted cash flow technique. As a result, we recognised an additional impairment loss of $85 million.
Under AGAAP, goodwill is still amortised over its useful life and we have reversed the goodwill amortised of $146 million for the year ended 30 June 2005 (2004: $125 million; 2003: $178 million) in the reconciliations of net income and shareholders’ equity to USGAAP.
As a result of the tax timing differences related to intangible assets recently acquired, additional goodwill has been recognised under USGAAP. Refer to note 30 (i).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
30. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
30(q) Goodwill and other intangible asset adjustments (continued)
The following table is a reconciliation of the carrying amount of our goodwill under USGAAP by reportable segment:

Telstra Group
	Telstra
	Business &	Telstra
	Government	International	Other	Total
	$m	$m	$m	$m

Carrying amount of goodwill (USGAAP) at 30 June 2003	50	2,012	50	2,112
Additional goodwill recognised	23	—	186	209
Foreign currency translation adjustment	2	(50)	—	(48)

Carrying amount of goodwill (USGAAP) at 30 June 2004	75	1,962	236	2,273
Additional goodwill recognised	372	2	163	537
Foreign currency translation adjustment	(6)	(176)	—	(182)

Carrying amount of goodwill (USGAAP) at 30 June 2005	441	1,788	399	2,628

Intangible assets subject to amortisation
Our intangible assets still subject to amortisation are brandnames, customer bases, and patents, trademarks and licences. The carrying amount of these intangibles are disclosed in note 13. The following table represents the estimated aggregate amortisation expense for these intangible assets which are still amortised under USGAAP:

	Telstra Group
	Year ended 30 June
	2006	2007	2008	2009	2010
	$m	$m	$m	$m	$m

Estimated aggregate amortisation expense	100	90	72	54	54

Intangible assets not subject to amortisation
On 5 March 2004, we acquired 100% of the share capital of Trading Post (Australia) Holdings Pty Ltd. As part of this acquisition we recognised $448 million of mastheads. These mastheads are not amortised under AGAAP or USGAAP as we have determined that they have indefinite lives. Our mastheads are disclosed in note 13.
Translation of goodwill and other intangible assets
Goodwill and other intangible assets recognised as a result of the acquisition of a controlled foreign entity are translated at their historical foreign currency translation rate under AGAAP as they arise in $A. Under USGAAP, using the current rate method, translation is performed at the spot rate at year end. Amortisation of intangible assets subject to amortisation is translated using the weighted average rate. Adjustments have been made to restate amortisation at the weighted average exchange rate and to adjust the ending goodwill and other intangible asset balances for fluctuations in the functional currency of the controlled foreign entity.
The total net adjustments included in the reconciliation of shareholders’ equity to USGAAP resulting from the decrease to the ending balance of goodwill and other intangibles is $704 million (2004: $514 million; 2003: $480 million). The net adjustments above resulted in an increase to amortisation for USGAAP in fiscal 2005 of $1 million (2004: $3 million; 2003: $nil). From fiscal 2003, goodwill under USGAAP is no longer amortised.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
30. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
30(r) Consolidation of variable interest entities
AGAAP requires consolidation of an entity where we are able to dominate decision making, directly or indirectly, relating to the financial and operating policies of that entity to enable it to operate with us in achieving our objectives. Ownership percentage as a single factor does not determine consolidation under AGAAP.
Under USGAAP, we have adopted FASB Interpretation No. 46 revised December 2003 (FIN 46), “Consolidation of Variable Interest Entities”, in accordance with the effective dates outlined in FIN 46. In general, a variable interest entity is any legal structure used to conduct activities or hold assets that either:
•	has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support;

•	has a group of equity owners that are unable to make significant decisions about its activities; or

•	has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.
FIN 46 requires a beneficiary to consolidate a variable interest entity if it is the primary beneficiary of that entity. The primary beneficiary is defined as having a variable interest in a variable interest entity that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns (if no party absorbs a majority of the entity’s expected losses), or both.
We have identified the following variable interest entities for which we are considered to be the primary beneficiary and as such consolidate under USGAAP:
•	Telstra Employee Share Ownership Plan Trust (TESOP97)

•	Telstra Employee Share Ownership Plan Trust II (TESOP99)

•	Telstra Growthshare Trust
Under AGAAP we do not consolidate or equity account these entities. For further information regarding TESOP97, TESOP99 and the Telstra Growthshare Trust, refer to note 19.
We have also identified the 3GIS Partnership to be a variable interest entity, of which we have a significant variable interest but we are not the primary beneficiary. As such, we have not consolidated the 3GIS Partnership. For further information, refer to notes 24 and 30(b).
Telstra Growthshare Trust
The Telstra Growthshare Trust has purchased $113 million worth of shares in Telstra Corporation Limited at 30 June 2005 (2004: $117 million). This represents a total of 20,216,091 shares (2004: 20,956,641 shares). The purchase of these shares has been fully funded by Telstra Corporation Limited. Under USGAAP these shares are recorded as a reduction in total share capital under the heading of “stock held by employee share plan trusts”. These shares are not considered to be outstanding for the purposes of computing basic and diluted earnings per share.
Cumulative Trust contributions made by Telstra Corporation Limited to the Telstra Growthshare Trust from commencement up to 30 June 2005 totalled $65 million (2004: $49 million). These contributions were recorded as compensation expense under AGAAP and prior to the adoption of FIN 46 were reversed against additional paid in capital for USGAAP purposes. These contributions are used by the Trust to purchase Telstra shares on market to underpin the issue of restricted shares, performance right and deferred share options. On consolidation of the Trust, these contributions are recorded against additional paid in capital under USGAAP.
Telstra Corporation Limited provides a loan to the Telstra Growthshare Trust to purchase shares on market to underpin the issue of options. The loan balance at 30 June 2005 is $45 million (2004: $65 million). On consolidation of the Trust, this loan is eliminated, together with any associated interest.
30(s) Arrangements that contain leases
Under USGAAP, an arrangement contains a lease if fulfilment of that arrangement is dependent upon the use of specific property, plant and equipment and it conveys the right to control the use of the specific property, plant and equipment to the purchaser.
Based on the requirements of Emerging Issues Task Force Issue No. 01-8 (EITF 01-8), “Determining Whether an Arrangement Contains a Lease”, these arrangements are split into their lease and non-lease components using the relative fair value method, with each component accounted for separately. EITF 01-8 is only applicable to arrangements that we entered into or modified after 1 July 2003.
In accordance with EIFT 01-8, some of our solutions management contracts entered into after 1 July 2003 are considered to contain capital leases. As such, at 30 June 2005 we have reclassified $24 million from property, plant and equipment to lease receivable. There is no material impact on our revenue or net income as a result of these leases.
All of our solutions management contracts for AGAAP purposes, and those entered into prior to 1 July 2003 for USGAAP purposes, are accounted for as service arrangements.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
30. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
30(s) Arrangements that contain leases (continued)
The future minimum lease payments to be received for each of the five succeeding fiscal years is as follows:

	Telstra Group
	Year ended 30 June
	2006	2007	2008	2009	2010
	$m	$m	$m	$m	$m

Total future minimum lease payments	7	7	7	6	1
Less: Unearned income	(1)	(1)	(1)	(1)	—

Future minimum lease payments receivable	6	6	6	5	1

30(t) Recently issued Australian accounting standards
A number of new accounting standards have been issued by the Australian Accounting Standards Board (AASB) that have not yet been adopted for AGAAP. A summary of the standards appears in note 1.3.
We will also be required to adopt the Australian equivalents of International Financial Reporting Standards (A-IFRS), as issued by the AASB, for the half-year ending 31 December 2005 and year ending 30 June 2006. A summary of the significant areas of impact of adopting A-IFRS appears in note 1.4.
Some of these standards, once adopted, will result in certain currently existing adjustments in the reconciliations of net income to USGAAP and shareholders’ equity to USGAAP to be no longer required.
30(u) Recently issued United States accounting standards
Share-Based Payments
In December 2004, the Financial Accounting Standards Board in the US (FASB) issued Statement of Financial Accounting Standards No. 123 Revised (SFAS 123R), “Share-Based Payment”. SFAS 123R requires entities to recognise an expense for the issue of employee stock options and similar awards based on their fair value. SFAS 123R is applicable to us from 1 July 2005.
Under USGAAP, we have adopted the original version of Statement of Financial Accounting Standards No.123 (SFAS 123), “Accounting for Stock Based Compensation.” As such, it is not anticipated that the adoption of SFAS 123R will have a material impact on our financial position, results of operation or cash flows.

Telstra Corporation Limited and controlled entities
Directors’ Declaration
This directors’ declaration is required by the Corporations Act 2001 of Australia.
The directors of Telstra Corporation Limited have made a resolution that declared:
(a)	the financial statements and notes, set out on pages 228 to 392 of Telstra Corporation Limited and the Telstra Group:
(i) comply with the Accounting Standards, Corporations Regulations and Urgent Issues Group Consensus Views;
(ii) give a true and fair view of the financial position as at 30 June 2005 and performance, as represented by the results of the operations and cash flows, for the year ended 30 June 2005; and
(iii) in the directors’ opinion, have been made out in accordance with the Corporations Act 2001.
(b)	they have received declarations as required by S295A of the Corporations Act 2001;

(c)	at the date of this declaration, in the directors’ opinion, there are reasonable grounds to believe that Telstra Corporation Limited will be able to pay its debts as and when they become due and payable in Australia; and

(d)	at the date of this declaration there are reasonable grounds to believe that the members of the extended closed group identified in note 23(a) to the full financial statements, as parties to a Deed of Cross Guarantee, will be able to meet any obligations or liabilities to which they are, or may become subject to, under the Deed of Cross Guarantee described in note 23(a).
For and on behalf of the board
Donald McGauchie
Chairman
Date: 11 August 2005
Melbourne, Australia

Telstra Corporation Limited and controlled entities
Independent Audit Report to the Members of Telstra Corporation Limited
This report is included solely for the purpose of incorporation in Telstra Corporation Limited’s Annual Report 2005 as filed with the Australian Stock Exchange and the Australian Securities and Investments Commission.
Scope
The financial report and directors’ responsibility
The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, statement of changes in shareholders’ equity, accompanying notes to the financial statements, and the directors’ declaration for Telstra Corporation Limited (the Telstra Entity) and the consolidated entity, for the year ended 30 June 2005. The consolidated entity comprises both the Telstra Entity and the entities it controlled during that year (the Telstra Group).
The directors of the Telstra Entity are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the Telstra Entity and the Telstra Group, and that complies with Accounting Standards in Australia, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.
Audit approach
I have conducted an independent audit of the financial report in order to express an opinion on it to the members of the Telstra Entity. My audit was conducted in accordance with Australian National Audit Office Auditing Standards, which incorporate the Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.
Audit procedures have been performed to assess in all material respects, the financial report presents fairly in accordance with the Corporations Act 2001, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view that is consistent with my understanding of the Telstra Entity’s and the Telstra Group’s financial position and their performance as represented by the results of their operations and cash flows.
I formed my audit opinion on the basis of these procedures, which included:
•	examining, on a test basis, information to provide evidence supporting the amounts and other disclosures in the financial report, and

•	assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.
I have also audited the explanation and quantification of the major differences between Australian generally accepted accounting principles compared to United States of America generally accepted accounting principles, which is presented in note 30 to the financial statements. I have audited note 30 in order to form an opinion whether in all material respects, it presents fairly, in accordance with Accounting Standards and other mandatory financial reporting requirements in Australia and United States of America generally accepted accounting principles, the major differences between Australian and United States of America generally accepted accounting principles.
While I considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of the procedures, my audit was not designed to provide assurance on internal controls.
Audit procedures were performed to assess whether the substance of business transactions was accurately reflected in the financial report. These and the other procedures did not include consideration or judgment of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the Telstra Entity.
Independence
I am independent of the Telstra Group, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. I have given to the directors of the Telstra Entity a written Auditor’s Independence Declaration a copy of which is included in the Directors’ Report. In addition to the audit of the financial report, additional services were undertake as disclosed in the notes to the financial statements. The provision of these services has not impaired my independence.

Telstra Corporation Limited and controlled entities
Independent Audit Report to the Members of Telstra Corporation Limited (continued)
Audit opinion
In my opinion, the financial report of the Telstra Group is in accordance with:
(a)	the Corporations Act 2001 including:
(i)	giving a true and fair view of the financial position of the Telstra Entity and the Telstra Group as at 30 June 2005 and of their performance for the year ended on that date; and

(ii)	complying with Accounting Standards in Australia and the Corporations Regulations 2001; and
(b)	other mandatory professional reporting requirements in Australia.
Further, in my opinion, note 30 to the financial statements presents fairly the major differences between Australian and United States of America generally accepted accounting principles.
Ian McPhee
Auditor-General
Date: 11 August 2005
Canberra, Australia

Telstra Corporation Limited and controlled entities
Report of Independent Registered Public Accounting Firm to the Shareholders and Board of Directors of Telstra Corporation Limited
This report is included solely for the purpose of incorporation in Telstra Corporation Limited’s Annual Report 2004 on Form 20-F as required by the United States Securities Exchange Act of 1934 and the rules and regulations promulgated there under.
We have audited the accompanying consolidated balance sheets of Telstra Corporation Limited and its subsidiaries and the unconsolidated balance sheets of Telstra Corporation Limited as of 30 June 2005 and 2004, and the related consolidated and unconsolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended 30 June 2005, all expressed in Australian dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Australian Auditing Standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal controls over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telstra Corporation Limited and its subsidiaries at 30 June 2005 and 2004 and the unconsolidated financial position of Telstra Corporation Limited and the related consolidated and unconsolidated results of their operations and cash flows for each of the three years in the period ended 30 June 2005, in conformity with Australian generally accepted accounting principles.
Australian generally accepted accounting principles vary in certain significant respects from United States of America generally accepted accounting principles. The application of the latter would have affected the determination of consolidated net income expressed in Australian dollars for each of the three years ended 30 June 2005, and the determination of consolidated shareholders’ equity, also expressed in Australian dollars, at 30 June 2005, 30 June 2004 and 30 June 2003, to the extent summarised in note 30 to the consolidated financial statements
Ernst & Young
Date: 11 August 2005
Melbourne, Australia

Telstra Corporation Limited and controlled entities
Corporate Social Responsibility
At Telstra we believe that corporate social responsibility is a values-based approach to how we do business, leading us beyond legal compliance to make a positive contribution to the industries and communities in which we participate.
Corporate Social Responsibility (CSR) reporting is managed by the Community Relations Group of Corporate Relations, part of the Public Policy and Communications business unit. However, all parts of the business have accountability for their own CSR activities.
This year, we participated in the second Australian Business in the Community Corporate Responsibility Index, overseen in Australia by the St James Ethics Centre. We were placed sixth out of 26 participating companies and received an almost five percent increase on our previous year’s score due to better reporting practices. Our score was 90.21 percent. We also regularly participate in the FTSE4Good and a number of ethical investment surveys and indices.
Our activity over the year included:
The community
Telstra people demonstrated tremendous generosity in donating and raising funds for the Indian Ocean tsunami disaster. Telstra and our employees donated $1,561,280.27 to Asian tsunami relief aid funds. In addition, we provided approximately $250,000 of services, which included establishing and staffing call centres for aid agencies, fund-raising drives, providing extra phone lines, waiving call costs where appropriate and providing staff volunteer support.
Telstra Friends, our 4,000-strong volunteer network, donated more than 12,000 hours at 251 community events and raised in excess of $192,000 for charities. This year we renewed our sponsorship commitment with Telstra Child Flight helicopter retrieval service for $1.5 million over the next two years, which will assist in providing intensive care transportation for seriously ill babies and children in NSW and ACT. We also ran a fundraising appeal in partnership with Child Flight, which raised more than $117,000.
Now in its fourth year, the Telstra Foundation continues to support Australian children and young people to reach their potential and build stronger and more cohesive communities. Through the Foundation’s Community Development Fund and the Telstra’s Kids Fund, we supported 855 community projects and provided grants to the value of $4.4 million.
Environment
Our environment performance is reported in the ‘Environment’ section of this annual report.
Workplace
In October 2004, Telstra was awarded the Australian Human Resources Institute (AHRI) National Award for Excellence in People Management in our sector.
Over the fiscal year we introduced a program, “Mental Health — Creating a supportive workplace”, to raise awareness of mental health issues and how to assist by providing support in the workplace. Telstra also supported a number of health and wellbeing awareness programs, including National Skin Cancer Action week. Telstra employees celebrated International Women’s Day with a series of lunchtime speaker’s sessions, International Day for People with a Disability, Harmony Day and NAIDOC Week.

Telstra Corporation Limited and controlled entities
Corporate Social Responsibility
We launched an innovative Life and Career transition program to support employees on individual contract who leave due to retrenchment. Telstra also enhanced flexible leave options for employees on individual contracts, including the ability to purchase additional leave, the ability for employees to take career breaks and provided paid leave for all primary carers. We introduced the new Telstra Business Principles, which set out employee work practices, principles and standards of behaviour, a new code of conduct and the provision of simple tools for employees and managers to resolve issues through a new Internal Resolution Process.
We made a commitment in fiscal 2003 to recruit 150 Aboriginal and Islander trainees over three years. We recruited 60 in fiscal 2005.
Our representation of women in management increased from 19.86 percent in fiscal 2004 to 21.1 percent in fiscal 2005.
Marketplace
This year, Telstra again provided over $160 million in benefits to low-income Australians through a range of concessions and products and services. A 2005 Low Income Measures Assessment Committee (LIMAC) survey showed an overall improvement in access to telecommunications for low-income transient and homeless people and indigenous Australians. On 20 June 2005, Telstra launched a new service called BudgetPay, which allows customers to spread their estimated yearly home phone costs over equal fortnightly or monthly payments.

Telstra Corporation Limited and controlled entities
Occupational Health and Safety
We believe that workplace disease and injury is preventable and we are committed to providing a safe workplace that is free from injury and disease. Telstra Care, our health and safety management system, focuses on leadership in safety, together with measurable accountabilities, through all levels of management. Each year we undertake an extensive schedule of occupational health and safety audits with the aim of continually improving safety at work. For the last eight years, the results have shown year-on-year improvement, which has a high correlation to our decrease in Lost Time Injuries.
Under our Telstra Care health and safety management system, in the 2004-2005 fiscal year we have:
•	completed more than 80 external occupational health and safety audits across office and field based areas throughout Australia, taking the total to over 660 since the audit program commenced in December 1997;

•	built on our successful office health, safety and environment planning to assist managers in achieving safe workplaces;

•	extended our employee wellbeing program to raise awareness of mental health issues in workplaces and at home with:
•	an extensive intranet site and booklet;

•	an interactive online program to assist managers address mental health issues at the workplace; and

•	after-hours awareness sessions for Telstra staff and their partners;
•	commenced a major survey of driving safety behaviour to assist us in developing vehicle safety initiatives; and

•	implemented an enhanced online incident notification form which incorporates a motor vehicle claim form, hazard notification and environmental incident notification capability.
As a result of the continuous improvement through the Telstra Group’s activities, during the 2004-2005 fiscal year:
•	Lost-Time Injuries (LTIs) reduced by 25% to 199;

•	Lost-Time Injury Frequency Rate (measured by the number of LTIs per million hours worked) reduced from 4.4 to 3.2; and

•	the mix of open worker’s compensation claims changed with a decrease in Lost Time claims from approximately 60% to 50% and a corresponding increase in Medical Cost claims from 40% to 50%. The number of open claims remained fairly static at 2,471.
In line with Commonwealth OHS Reporting, the following work-related incidents were reported in the 2004-2005 fiscal year:
•	9 employees were absent from work as a result of an incident for more than a month;

•	52 employees required emergency medical treatment or treatment in a hospital; and

•	288 dangerous occurrences were reported. These are work-related incidents that could have caused death, serious injury or incapacity to a person, but did not.
Our focus remains on keeping our people healthy and safe and we are committed to further improvements.

Telstra Corporation Limited and controlled entities
Environment
We aim to achieve a sustainable method of operating that integrates environmental, social and economic considerations.
We are dedicated to setting the standard for environmental performance in our industry by pursuing world’s best practice in environmental management. As an organisation, we are open and responsive to the environmental concerns of employees, shareholders, the wider community and Government. We regularly monitor, audit and publicly report on our environmental progress. Key environmental reports produced in the 2004 — 2005 fiscal year include:
•	The Telstra Public Environment Report;

•	The Telstra National Packaging Covenant Annual Report;

•	The Telstra Greenhouse Challenge Progress Report;

•	Telstra Carbon Disclosure Project; and

•	The National Environmental Protection Measures Report (contaminated sites, diesel and waste).
We aim to improve the environmental performance of our staff, contractors and customers by minimising reliance on transport through the use of online, audio and visual communications and by replacing paper-based and resource-intensive ways of transferring information. We also work with stakeholders to improve management of environmental issues arising from the building and maintenance of our network.
Telstra initiatives in the 2004 — 2005 fiscal year include the following:
•	Introducing the Energy Impact Statement (EIS) for land and building capital works. This process ensures energy efficiency is considered within the project delivery stage thereby optimising savings in energy and greenhouse gas and reducing Telstra’s impact on the environment;

•	Since 1968, Telstra has been proactive in the restoration and rehabilitation of the Perth International Telecommunications Centre (ITC) site to ensure current and future development of environment values. This year’s projects included developing a plan to protect and conserve a Banksia attenuata woodlands, classified as a threatened ecological community, and working with a local environment management company and students from Perth’s Newman College to rehabilitate an old access road into the ITC site;

•	An increase in pit water recycling through a system that collects water in our street pits and treats it for re-use in council parks and sports fields. In fiscal 2005, Telstra recycled approximately 11 million litres from plants in Port Melbourne and Geelong in Victoria, Paramatta in Sydney and Crestmead in Brisbane;

•	Reducing waste to landfill by expanding our recycling program to include hard hats. As hard hats expire every two years, it is estimated that approximately 1,500 hard hats will be recycled annually; and

•	Telstra’s subsidiary, Sensis has demonstrated its commitment towards environmental sustainability by signing a Sustainability Covenant with the Victorian government. The Covenant outlines key projects to reduce Sensis’ own environmental impacts and support the efforts of its customers and consumers. Similar commitments are also being pursued in other states.

Telstra Corporation Limited and controlled entities
Environment
We continued:
•	At Sensis, to support the Australian community’s environmental commitment and efforts through the Sensis Directory Recycling Program. In 2004, 79% of old directories were recycled through the Program, through kerbside and commercial paper collections, recovering over 32,300 tonnes of paper;

•	To regularly review our processes to reduce resource use. Telstra’s customer service programs are being enhanced to save paper and envelopes, as well as the energy costs associated with delivery of information packs and bills. Telstra’s billing options include:
•	ordering a single bill (a consolidated account),

•	online billing for Internet services; and

•	optional electronic bill and email notification for fixed and mobile customers.
•	Our Green Purchasing and Vendor Award programs that encourage our suppliers and contractors to achieve sound environmental performance;

•	More than a decade’s sponsorship of the Banksia Awards, the premier environmental awards in Australia that recognise community members for positive contributions to the environment; and

•	To sign up our employees with salary sacrifice vehicles to Greenfleet. Greenfleet is a not-for-profit environmental organisation that specialises in offsetting the environmental impacts of greenhouse gas emissions from vehicles through tree-planting programs.
More information on Telstra’s environmental management system, policy and performance is available at www.telstra.com.au/environment.

Telstra Corporation Limited and controlled entities
Freedom of Information
Freedom of Information Act 1982 (Cwth)
This statement is made in accordance with section 8 of the Freedom of Information Act 1982 (Cwth) (FOI Act). The FOI Act gives a right of access, subject to exemptions and exceptions, to documents of the Telstra Entity. We are exempt from the operation of the FOI Act in relation to documents in respect of our commercial activities.
Functions
The particulars and functions of the Telstra Entity are set out in detail in this annual report. From time to time, the Telstra Entity may make decisions regarding the supply of telecommunications services and matters incidental, ancillary or complementary to the supply of telecommunications services that may affect members of the public.
Organisation
An outline of our organisation is given under ‘Information on the Company — Organisational structure’.
Consultative arrangements
Consultative arrangements exist between us, a number of groups with specific interests, as well as a wide range of groups including:
•	the Telstra Consumer Consultative Council (residential, Small Office and Home Office customers);

•	our Disability Forum and Disability Equipment Program Customer Advisory Group (customers with a disability); and

•	the Low Income Measures Assessment Committee (low income Australians).
We also liaise with:
•	the National Farmers Federation (rural and regional customers); and

•	the Australian Telecommunications Users Group (business and general).
Categories of documents
We produce and/or retain numerous documents, including documents that are available to the public free of charge. Documents available to the public free of charge include our Customer Service Charter, Our Customer Terms, product and service brochures and our annual report. These and certain other categories of documents are available from our website, www.telstra.com.
The categories of documents that we produce and/or retain relate to the provision of telephone lines and customer premises equipment to homes and businesses, the provision of local, long distance and international telephone calls, the provision of payphones and provision of mobile, data, Internet and online services. There are also documents relating to wholesale services provided to other carriers and carriage service providers.

Telstra Corporation Limited and controlled entities
Freedom of Information
Freedom of information requests
Initial enquiries concerning requests for access to documents or amendment of personal records under the FOI Act may be directed to:
Telstra’s Information Access Unit
Locked Bag 5691
Melbourne Vic 3001
or:
Information Access Unit
Telstra Corporation Limited
Level 38
242 Exhibition Street
Melbourne Vic 3000
Telephone enquiries should be directed to the Information Access Manager on (03) 9632 3376.

Telstra Corporation Limited and controlled entities
Glossary
1xRTT (One Times Radio Transmission Technology): a 3G development of CDMA technology for high speed packet switched data
2.5G: technology designed to expand the bandwidth and data handling capacity of existing mobile telephony systems such as GSM using GPRS
3G: third generation technology designed to further expand the bandwidth and functionality of existing mobile telephony systems beyond 2.5G
ABA: Australian Broadcasting Authority
ACA: Australian Communications Authority
ACCC: Australian Competition and Consumer Commission
Access line: a fixed or wireless local access connection between a customer’s premises and a carrier’s local switch
ACIF: Australian Communications Industry Forum
ACMA: Australian Communications and Media Authority
ACT: Australian Capital Territory
ADR: American depositary receipt
ADS: American depositary share
ADSL (Asymmetric Digital Subscriber Line): a technology for transmitting digital information at a high bandwidth on existing phone lines
AGAAP: generally accepted accounting principles in Australia
ARPANSA (Australian Radiation Protection and Nuclear Safety Agency): a Commonwealth Government agency responsible for protecting the health and safety of people and the environment from the harmful effects of radiation
ARPU: average revenue per user
ASX: Australian Stock Exchange Limited
ATM (Asynchronous Transfer Mode): a high bandwidth, low delay technology for transmitting voice, data and video signals
Bandwidth: the capacity of a communication link
Broadband network: a network to support subscription television and online services
Carriage service provider: a person that supplies a telecommunications service to the public using Carrier network infrastructure
Carrier: a licensed owner of certain specified transmission infrastructure that is used to supply telecommunications carriage services to the public; any person holding a carrier licence
CDMA (Code Division Multiple Access): a mobile telephone system based on digital transmission
Churn (where expressed as a rate): the rate at which subscribers to a service disconnect from the service. Churn is usually expressed as total disconnects for a period divided by the average number of customers for that period

Telstra Corporation Limited and controlled entities
Glossary
Churn (where expressed as an activity): the transfer of a customer’s telecommunications service from one supplier to another. In the case of a transfer involving a resale arrangement, no disconnection occurs and a churn relates to a change in the legal entity responsible for a telecommunications service or account
Communications Minister: the Commonwealth Minister for Communications, Information Technology and the Arts
Commonwealth: Commonwealth of Australia
Corporations Act and Australian Corporations Act: Corporations Act 2001 (Cwth)
CPE: customer premises equipment
CSG: customer service guarantee
CSL: Hong Kong CSL Limited
DDAS: digital data access service
DDN: digital data network
DDS: digital data service
DDSO: digital data service obligation
Declared Services: a particular telecommunications service, or other service that facilitates the supply of services, that is subject to the regulated access regime. The ACCC has the responsibility for determining declared services, based on public inquiries
DSL: digital subscriber line
e-commerce: e-commerce includes buying and selling electronically over a network
EFTPOS: electronic funds transfer at point of sale
EME: electromagnetic energy
EVDO (Evolution Data Optimised): additional service for mobiles supporting high speed packet data transmission
FTTP (Fibre to the Premises): infrastructure technology delivering telephony, broadband data, video and digital subscription television services to customer premises on optical fibre platforms
Frame relay: a packet switching technology for voice, data and video signals which uses packets of varying length, or frames. Frame relay can be used with any data protocol
Government: the Government of the Commonwealth of Australia
GPRS (General Packet Radio Service): a service that will allow compatible mobile phones and mobile data devices to access Internet and other data networks on a packet basis. The devices can remain connected to the net and send or receive data information and email at any time
GSM (Global System for Mobile Communications): a mobile telephone system based on digital transmission
HFC: hybrid-fibre coaxial
IN: intelligent network
INP: inbound number portability

Telstra Corporation Limited and controlled entities
Glossary
IP: Internet protocol
IPND: Integrated Public Number Database
IP-VPN: Internet protocol virtual private network
ISDN (Integrated Services Digital Network): a digital service providing switched and dedicated integrated access to voice, data and video
ISP (Internet Service Provider): an Internet service provider provides the link between an end user and the Internet by means of a dial-up or broadband service. An ISP is also likely to provide help desk, web hosting and email services to the end user. An ISP may connect to the Internet via their own backbone or via services acquired from an Internet access provider
LAN (local area network): a short distance data communications network used to link computers and other equipment
MAN: metropolitan area network
MLPS: multi-protocol label switching
MNP: mobile number portability
Number portability: the ability of end users to keep their telephone number when they change their telephone service provider
PABX (Private Automated Branch Exchange): telephone equipment on a customer’s premises seen as terminal equipment on the public network
Preselection: the ability of a customer to choose a service provider to provide a basket of services including national and international long distance and fixed to mobile services. Preselection is on a ‘permanent’ basis when the customer selects a provider for all calls placed without an override code
PSTN (Public Switched Telephone Network): our national fixed network delivering basic and enhanced telephone service
REACH: Reach Ltd, a 50:50 joint venture with PCCW Limited
RDN: routed data network
Reseller: non-carrier providers of telecommunications services
SDN: switched data network
SIO: services in operation
SME: small and medium enterprises
SMS: short messaging service
SSS: spectrum sharing service
TCW: Telstra Country Wide®
Telecommunications Act: Telecommunications Act 1997 (Cwth)
Telstra or Telstra Group: Telstra Corporation Limited and its controlled entities as a whole
Telstra: a registered trade mark of the Telstra Entity
Telstra Act: Telstra Corporation Act 1991 (Cwth)

Telstra Corporation Limited and controlled entities
Glossary
Telstra Entity: Telstra Corporation Limited
TIO: Telecommunications Industry Ombudsman
TPA: Trade Practices Act 1974 (Cwth)
TSLRIC: total service long run incremental cost
ULL (Unconditioned Local Loop): one or more twisted copper pairs between the exchange and the network boundary at a customer’s premises
US: United States of America
USGAAP: generally accepted accounting principles in the US
USO (Universal Service Obligation): obligation imposed on carriers to ensure that standard telecommunications services are reasonably available to all persons in the universal service area
VoBB: Voice over broadband
VoIP: Voice over Internet Protocol
VPN: virtual private network
WAN: wide area network
WAP: wireless application protocol
WDM: wave division multiplexing
WHO: World Health Organisation
Wireless Local Loop: a range of radio technologies used to provide fixed access to customers in lieu of copper
xDSL: term used to describe various forms of digital subscriber line technologies that can provide very high speed service using existing copper lines

™:	Trade Mark of Telstra Corporation Limited ABN 33 051 775 556

®:	Registered Trade Mark of Telstra Corporation Limited ABN 33 051 775 556

#:	RiskMetrics is a registered Trade Mark of Benfield Greig Australia Pty Ltd

*:	CHESS is a registered Trade Mark of McDonnell Information Systems Group Plc

^:	Trading Post is a registered trade mark of Research Resources Pty Ltd.

^:	CitySearch is a registered trade mark of CitySearch Australia Pty Ltd.

^:	Iridium is a registered Trade Mark of Iridium Satellite LLC

^:	Gregory’s is a registered Trade mark of Universal Publishers Pty Ltd.

^:	UBD is a registered trade mark of Universal Publishers Pty Ltd.

^:	LinkMe is a trademark of LinkMe Pty Ltd.

^:	Foxtel Digital is a trade mark of Twentieth Century Fox Film Corporation a Delaware Corporation.

^:	Foxtel Box Office is a registered trade mark of Twentieth Century Fox Film Corporation.

^:	Foxtel IQ is a trade mark of Twentieth Century Fox Film Corporation.

Telstra Corporation Limited and controlled entities
Total Year Financial Summary

	2005	2004	2003	2002	2001
	A$m	A$m	A$m	A$m	A$m

Sales revenue	22,161	20,737	20,495	20,196	18,679
Total revenue from ordinary activities (including interest)	22,760	21,335	21,700	20,928	23,086

EBITDA(1)	10,771	10,175	9,170	9,483	9,834
Profit before income tax expense	6,269	5,848	4,928	5,446	6,297
Net profit available to Telstra Entity shareholders	4,447	4,118	3,429	3,661	4,058

Dividends declared for the fiscal year	4,978	3,284	3,474	2,830	2,445
Dividends declared per share (cents per share)	40.0	26.0	27.0	22.0	19.0

Total assets	36,310	34,993	35,599	38,219	38,003
Gross debt	13,330	11,854	12,272	13,726	13,990
Net debt	11,790	11,167	10,972	12,268	12,505
Shareholders’ equity	14,881	15,361	15,422	14,106	13,722

Capital expenditure and investments (including capitalised interest)	4,219	3,757	3,437	3,777	7,712
Operating cash flows less investing cash flows (free cash flow)	4,354	4,163	4,565	3,840	229

Financial ratios
Return on average assets	20.4%	19.4%	16.3%	17.5%	21.6%
Return on average equity	29.4%	26.8%	23.2%	26.8%	32.7%
EBIT interest cover (times)(1)	8.5	8.3	6.4	7.0	9.0
EBITDA interest cover (times)(1)	13.0	12.9	10.2	10.7	12.7

Gross debt to capitalisation(2)	47.3%	43.6%	44.3%	49.3%	50.5%
Net debt to capitalisation(3)	44.2%	42.1%	41.6%	46.5%	47.7%
Net debt to EBITDA (times)(1)	1.1	1.1	1.2	1.3	1.3

(1)	Earnings before interest, income tax expense, depreciation and amortisation (EBITDA) reflects our net profit prior to including the effect of interest revenue, borrowing costs, income taxes, depreciation and amortisation. Similarly, earnings before interest and income tax expense (EBIT) reflects our net profit prior to including the effects of interest revenue, borrowing costs and income taxes. EBITDA and EBIT are not USGAAP measures of income or cash flow from operations and should not be considered as an alternative to net income as an indication of our financial performance or as an alternative to cash flow from operating activities as a measure of our liquidity. EBITDA and EBIT are useful to investors because analysts and other members of the investment community largely view them as key and widely recognised measures of operating performance.

(2)	Based on gross debt (total current and non current interest-bearing liabilities including cross currency swap hedge receivables) as a percentage of gross debt plus shareholders’ equity.

(3)	Based on net debt (gross debt including cross currency swap hedge receivables less liquid interest-bearing assets) as a percentage of net debt plus shareholders’ equity.

investor information
Financial Calendar 2006

9	Feb	Half year results announcement
20	Feb	Ex-dividend share trading commences
24	Feb	Record date for interim dividend
24	Mar	Interim dividend paid
10	Aug	Annual results announcement
21	Aug	Ex-dividend share trading commences
25	Aug	Record date for final dividend
22	Sep	Final dividend paid
14	Nov	Annual General Meeting
Note: Timing of events may be subject to change
contact details
Telstra Corporation Limited
Incorporated in the Australian Capital Territory
Telstra is listed on Stock Exchanges in Australia, New Zealand (Wellington), and USA (New York)
Telstra Enquiries
Australia: 1300 368 387
All other: +61(8) 8308 1721
Registered Office
Level 41, 242 Exhibition Street
Melbourne Victoria 3000 Australia
Douglas Gration
Company Secretary
Ph: +61(3) 9634 6400
Principal Australian Office
242 Exhibition Street
Melbourne Victoria 3000 Australia
Investor Relations Unit
Level 36, 242 Exhibition Street
Melbourne Victoria 3000 Australia

David Anderson
General Manager
Ph: +61(3) 9634 8632
The Telstra Share Registrar
ASX Perpetual Registrars Limited
PO Box 14300
Melbourne Victoria 8001 Australia
Shareholder Enquiries
Australia: 1300 88 66 77
All other: +61(3) 9615 9126
email: telstra@asxperpetual.com.au
website: www.asxperpetual.com.au/telstra
Facsimile: +61(3) 9615 9911
Annual Report Hotline
To receive copies of the Annual Report or Annual Review, please call 1300 88 66 77
Website
The Annual Review and Annual Report may also be found via Telstra’s
Investor Relations home page at:
http://www.telstra.com.au/abouttelstra/investor
Depositary for American
Depositary Receipts
The Bank of New York
101 Barclay Street — 22 W
New York, New York 10286
Ph: +1(212) 815 5838
Facsimile: +1(212) 571 3050
Designed and produced by The Ball Group Melbourne and Sydney TEL0065 9/05 innovation – making thinking work

Annual Review 2005

digital entertainment
security and automation
fixed line
i-mode*

innovation – making thinking work
Annual Review 2005

Welcome to Telstra’s 2005 Annual Review.
The Annual Review is a ‘short form’overview,designed to provide you with a concise summary of Telstra’s activities and financial performance for the year ended 30 June 2005.
The Annual Review does not represent or summarise all publicly available information about Telstra. There is further publicly available information about Telstra in our full Annual Report, as well as information provided to the Australian Stock Exchange and the Australian Securities & Investments Commission. To obtain a free copy of the Annual Report please call 1300 88 66 77.
Electronic Communications
The Annual Review, Annual Report and a variety of public information on Telstra are available through the Internet at http://www.telstra.com.au/abouttelstra/investor
Shareholders also have the option of receiving Telstra’s communications including the Annual Review and Annual General Meeting materials electronically. For further information please refer to our investor information section on page 65.
Nothing in this Annual Review is or should be taken as an invitation or application or offer to subscribe for or buy securities in Telstra.
Telstra Corporation Limited ABN 33 051 775 556.
Front Cover Image
The digital home featured on the cover demonstrates how we turn ideas into reality at the Telstra Innovation Centres.
Our Innovation Centres display Telstra’s latest technologies in a range of ‘real-life’ everyday environments.
Our product designers collaborate with our customers to conceive, design, create and trial new products, to help fast-track innovative solutions to market.
Our innovative processes are based on customer need — not technological wizardry.
Annual General Meeting
Telstra’s 2005 Annual General Meeting will be held on Tuesday 25 October 2005 at the Sydney Convention and Exhibition Centre. Your Notice of Meeting contains details about the location and meeting time.
Dividend Payment
A final fully franked dividend of 14 cents per share, and an additional special fully franked dividend of 6 cents per share will be paid on 31 October 2005 to shareholders registered on the Share Register on 30 September 2005.
INVESTOR INFORMATION

Financial Calendar 2006

Half-year results announcement	9 Feb

Ex-dividend share trading commences	20 Feb

Record date for interim dividend	24 Feb

Interim dividend paid	24 Mar

Annual results announcement	10 Aug

Ex-dividend share trading commences	21 Aug

Record date for final dividend	25 Aug

Final dividend paid	22 Sep

Annual General Meeting	14 Nov

Note: timing of events may be subject to change

management discussion
P.2 message from our Chairman
P.4 message from our CEO
P.6 senior management and executive officers

business review
P.8 consumer and marketing
P.10 business and government
P.12 technology, innovation and products
P.14 country wide
P.15 infrastructure services
P.16 wholesale
P.17 BigPond®
P.18 Sensis
P.20 FOXTEL
P.21 international
P.22 corporate social responsibility

investor information
P.24 board of directors
P.26 directors’ report
P.34 remuneration report
P.48 concise financial report
P.63 five year financial summary
P.64 Telstra facts
P.65 investor information

Telstra delivered a solid result in 2004/05. We have maintained our commitment to maximising cash returns to our shareholders by declaring year-end fully franked dividends amounting to 20 cents per share, comprising a 14 cent ordinary dividend and a 6 cent special dividend to be paid in October 2005. We have announced an intention to pay another 6 cents per share special dividend with our 2005/06 interim dividend.
Sales revenue increased by 6.9% to $22,161 million. Mobiles, internet and IP, and advertising and directories once again experienced strong growth, offset by declines in fixed line PSTN revenue. Acquisitions of new entities also contributed to the revenue increase.
Net profit after minorities increased to $4,447 million, an increase of 8.0% on the prior year.
Ordinary dividends increased to 28 cents per share, up 7.7%. As part of our capital management program we also declared two 6 cents per share special dividends. The first 6 cent special dividend was paid with the 14 cent interim dividend in April 2005. The second 6 cent special dividend will be paid with the final ordinary dividend of 14 cents per share in October 2005.

* % change on ordinary dividends

www.telstra.com.au/abouttelstra/investor  1

message from our Chairman
Dear shareholders,
This has been a very important year for Telstra and will, I believe, be recognised as such in the years ahead. This year we have made decisions to begin reshaping Telstra, decisions heralded by the arrival of your new Chief Executive Officer, Sol Trujillo.
I welcome Sol on behalf of all shareholders. His broad range of experience, including strong credentials in change management, in a career spanning 30 years across several telecommunications companies operating in more than 20 countries around the world, will be invaluable to Telstra. Sol has made it very clear that everything we do at Telstra will be centred on customers.
Your Board began the process of more actively engaging with all our key stakeholders to ensure that our customers across Australia have access to the best telecommunication services available.
We affirmed our commitment to providing services to rural and remote Australia through our continued focus with Telstra Country Wide and to our legislative obligations.
We also reaffirmed our commitment and belief in Telstra working hand-in-hand with the community and governments to provide jobs, stimulate growth and promote the innovation in telecommunications needed to make sure Australia succeeds in the 21st century.
This year has been punctuated with debate about the selling of the Federal Government’s remaining shares in Telstra — T3 — and the regulatory framework in which Telstra will operate following full privatisation.
It is your Board’s and management’s view that regulations should allow all Australians to receive the best services at the best prices and that this country has a world class telecommunications industry to serve its people, its enterprises and its communities — no matter where they are located.
Ultimately Telstra will and must operate in the regulatory environment designed by the Government. We will do our best to represent the interests of our shareholders and customers in all discussions and in doing so we believe we will be working to deliver the best possible outcome for Australia now and in the future.
It is worth noting that we believe Australia must have an industry-focus to deliver the best telecommunications services to everyone. This will not be achieved by Telstra alone.

2

Telstra has now embarked on a strategy to connect with its customers like never before. Under Sol’s leadership, we move towards full privatisation of the company with renewed vigour and enthusiasm.
During the year, we re-affirmed our commitment to shareholders by declaring strong dividends — over the year we returned almost $5 billion cash in ordinary dividends, special dividends and a share buy-back.
Operationally, again the standout business performers were broadband, mobiles and Sensis, our advertising and directories business.
On the downside, pressure on traditional fixed line voice revenues is intensifying. Usage of new communication platforms such as mobiles, email and the internet is increasing at the expense of the fixed line phone call. This is not a trend unique to Telstra, but we will evolve further into new services for our customers to offset pressure on traditional revenues.
I want to put on record my sincere thanks to three people who have moved on from the company. John Ralph and Tony Clark recently retired as Telstra directors. Their experience and judgement were great assets to the Board and to Telstra’s performance and they will be hard to replace. We are conducting a formal search to fill the vacancies.
I also sincerely thank our previous Chief Executive Officer Ziggy Switkowski for his valuable contribution in often complex and difficult circumstances.
There is now a new energy within Telstra, and we have a greater voice in our future. I am confident we can harness this new momentum to build a new approach for the future that is in the long term interests of our customers, our shareholders, our company and indeed, our nation.
Yours sincerely
DONALD G McGAUCHIE — AO
Chairman

www.telstra.com.au/abouttelstra/investor  3

message from our Chief Executive Officer
Dear shareholders,
It is a privilege to have the opportunity to lead this great company, one of the few remaining fully integrated telecommunications operators in the world.
Since I started as Chief Executive Officer on 1 July, we have made good progress on a wide-ranging strategic review of Telstra. We are devising a new business strategy that is coherent, commercially sound and customer focused — a strategy for innovation and growth. Every part of the business — systems, processes and resources — is being reviewed as we explore ways both to widen and make simpler the choices available to our customers. We are reviewing our cost structures to ensure we are maximising resources allocated to customer-facing activities.
Our objective is simple. We will reposition this company around what is best for our customers and good stewardship for our shareholders. We will improve our responsiveness and simplify our processes for our customers. This approach will also lower our costs.
We are committed to improving the experience for all customers — large and small, business and residential, existing and new, without regard for where they choose to work, live and travel.
We are also committed to working together with business, consumers, government at all levels, and competitors to ensure this country has a world class telecommunications industry that stimulates local, regional and national economies and creates choices and opportunities for all Australians, both urban and rural.
We will strongly focus on the needs of our customers, segment by segment. We must do this in today’s tough, highly competitive market.
We will differentiate ourselves by encouraging innovation in the use of our technology, whether it’s in the provision of wireless and mobile offices, the delivery of mobile content, or in the way we manage customer relationships.
We are undertaking a comprehensive examination of our branding and marketing strategies to make sure they are truly speaking to our customers’ needs.
To achieve these ends, we have created a Program Office headed by Greg Winn who was recently appointed Chief Operations Officer of Telstra. This office will ensure the initiatives stemming from the strategic review are implemented. It will also identify and prioritise opportunities for streamlining,

4

implementing and co-ordinating all aspects of the Company’s operations in order to deliver the best possible customer service.
In other recent management changes, Bill Stewart was appointed Group Managing Director and Head of Strategic Marketing and Phil Burgess was named Group Managing Director, Public Policy and Communications. Both executives are high performers who will bring new ideas and new approaches to our company as they join other members of the senior management team, including Group Managing Directors Bruce Akhurst, David Moffatt, Doug Campbell, David Thodey, John Stanhope, Michael Rocca, and Deena Shiff.
Recently two Group Managing Directors, Bill Scales and Ted Pretty, left Telstra. I sincerely thank each of these senior executives for their many valuable contributions over the years.
I wish to acknowledge the hard work from the management and employees in all parts of our company for delivering last year’s financial results. I also want to thank Board Chairman Donald McGauchie and the Telstra Board for their encouragement and steadfast support of our initiatives to take Telstra to the next level, one that will reflect the full potential of the digital revolution to enable a new and enhanced customer experience.
Looking ahead, there are challenges that require us to lift the performance of the company and grow our business by introducing new products and services to our customers that are consistent with what they tell us they want.
How the future unfolds for Telstra will depend on multiple factors — the results of our strategic review, the scope of regulatory reform, the outcome of the Federal Government’s policy to sell its remaining shares in Telstra and, most importantly, our team’s ability to execute on a new vision for Telstra and its customers.
I look forward to meeting more of you as we mobilise resources to lead this great company into the future.

SOL TRUJILLO Chief Executive Officer

www.telstra.com.au/abouttelstra/investor  5

senior management and executive officers
Phil Burgess was appointed Group Managing Director,Public Policy and Communications on 15 August 2005. Phil has a long record of leadership in public policy and communications with broad experience as an academic,business executive,media commentator and writer on economic, political and cultural trends in the US and around the world.Prior to his appointment with Telstra,Phil has served most recently as President and Chief Executive of the National Academy of Public Administration in Washington,D.C.Phil also served as President of the Annapolis Institute,a US think tank established in 1993 to help leaders manage change – at every level in both the public and private sectors.Phil also serves as a Visiting Professor of Policy Studies at UCLA’s public policy school,where he teaches in the graduate program on communications and culture.
Bruce Akhurst is the Chief Executive Officer of Sensis.Within Telstra,he has management responsibility for our digital media strategy,which includes our investment in FOXTEL.In March 2005 Bruce was appointed Chairman of the FOXTEL board.Prior to his appointment as CEO of Sensis,Bruce was Group Managing Director Telstra Wholesale ,BigPond® and Media Services and he also headed our Legal and Company Secretariat group and was Telstra’s Group General Counsel. Bruce joined Telstra as General Counsel in 1996 and became Group Managing Director in 1999.Before joining the Company,he was the Managing Partner at a national law firm.
Bill Stewart was appointed Group Managing Director of Strategic Marketing in July 2005.Prior to his appointment at Telstra,Bill was Executive Vice President of Strategic Marketing at Orange SA,based in London.Bill has over twenty five years experience in the communications industry,including positions at Harris Corporation,GTE Corporation and US West.Bill has an excellent record of achievement in driving customer-focused strategies and world class marketing in the US and Europe.
David Thodey joined Telstra in April 2001 as Group Managing Director of Telstra Mobile.He was appointed to the position of Group Managing Director,Telstra Business and Government in December 2002 and is now responsible for the Company’s industry,government and business customers.Before joining the Company,David was Chief Executive Officer of IBM Australia/New Zealand and previously held several senior executive marketing and sales positions within IBM.
David Moffatt was appointed Group Managing Director,Telstra Consumer and Marketing from 1 October 2003. The group’s activities encompass the sales and marketing of fixed and mobile communications,broadband and entertainment services to the Australian consumer and small business customers,the management of the Telstra brand,advertising and sponsorships and implementing product bundling initiatives.The group also manages the Telstra shop chain and our extensive national network of mobile phone dealers as well as our payphone services.David is a Director and Chair of the Finance Committee at FOXTEL.David was previously Telstra Chief Financial Officer and Group Managing Director,Finance & Administration,a role he assumed in February 2001.Prior to joining the Company,David was Chief Executive Officer,General Electric – Australia and New Zealand.
Strategic business units
• Telstra Consumer and Marketing is responsible for serving metropolitan consumer and small business customers with our full range of products and services including fixed, wireless and data, the overall management of our brands, advertising and sponsorships, consumer marketing and implementing our product bundling initiatives. It also has responsibility for Telstra’s consumer call centres, licensed shops and dealer network.
· Telstra Business and Government is responsible for providing innovative and leading edge communications and Information and Communication Technology (ICT) solutions to business and government enterprises in Australia and New Zealand. It also oversees our investment in TelstraClear.
· Telstra Technology Innovation and Products is responsible for the management of all technology, platform, systems and most product delivery.
It develops and supports products and technologies specified by our market facing business units. It also undertakes substantial research and development to ensure that we remain at the forefront of technology in Australia.
· Telstra Country Wide is responsible for sales, service and the management of customer relationships in outer metropolitan, regional, rural and remote parts of Australia and the development and delivery of innovative communications solutions to meet the needs of customers living in these areas.
· Infrastructure Services builds, operates and maintains our telecommunications infrastructure and is our primary service delivery manager. It is responsible for the provisioning, restoration, operation and management of our fixed, mobile, IP and data networks, as well as the design and construction of network infrastructure. This includes voice and data, product and application platforms and the online environment. Over the past year Infrastructure Services’ capability has been augmented by the 3GIS joint venture with Hutchison and the integration of Telstra Business Systems (formerly Damovo).
· Telstra Wholesale provides a wide range of wholesale products and services to the Australian domestic market including fixed, wireless, data and Internet, transmission and IP, interconnection, access to our network facilities, and retail/rebill products. It also offers network design and construction solutions as well as operations and maintenance services, including management and maintenance of integrated IP networks, mobility solutions, fixed access, wireless access and transmission solutions. Recently, Telstra Wholesale has commenced servicing global wholesale markets to satisfy growing Internet and high bandwidth needs.
· Telstra BigPond® is our retail Internet business and is responsible for providing broadband and narrowband Internet services for consumer and small and medium business customers,as well as value added services and content services (including BigPond® Movies,BigPond® Music,BigPond® Sport,BigPond® Games).

Doug Campbell was appointed Group Managing Director,Telstra Country Wide on 4 June 2000,and has over 30 years experience in the telecommunications industry both in Australia and Canada.Between August 2002 and October 2003,Mr Campbell, combined his Group Managing Director of Telstra Country Wide role with management responsibility for the Telstra Technology unit.Prior to his appointment with Telstra Country Wide, Doug held the positions of Group Managing Director,Telstra Wholesale and International,and Group Managing Director,Carrier Services Business.He has also held the position of Group Managing Director,Network and Technology,and Group Managing Director,Consumer and Commercial. Before the merger of Telecom Australia and Overseas Telecommunications Commission in March 1992,Doug was Deputy Managing Director of Telecom Australia.Originally from Canada, Doug was the President of Canadian National Communications.
Deena Shiff has over fifteen years experience in the telecommunications industry.She held a number of positions in OTC Limited and,after the merger of AOTC and Telstra,in the company’s International business unit. Between 1995 and 1998 Deena was a partner of the law firm Mallesons Stephen Jaques.Deena rejoined Telstra in 1998 as Director of Regulatory,and in November 2001 was appointed to the Wholesale business unit.In December 2004 she was appointed Group Managing Director,Telstra Wholesale. Deena has held a number of non-executive directorships in both the telecommunications industry and other sectors.She was a Director of the government owned rail operator, Freightcorp,from 1995 until it was privatised in 2002.During that time she chaired the Compliance Committee and later the Privatisation Committee of the Freightcorp Board.Deena was educated at the London School of Economics and Cambridge University, and was admitted to the Bar in London in 1981.
Greg Winn was appointed Telstra’s Chief Operations Officer (COO) on 11 August 2005.His responsibilities include Infrastructure Services,Telstra Technology,Innovation and Products, human resources,corporate services, credit management,the newly formed program office and the productivity and billing directorates.Greg has more than 30 years experience in the telecommunications industry,with more than 10 years experience as a senior operations officer.Prior to joining Telstra,Greg served as Executive Vice President,Operations and Technologies,at US West,where he established and led major initiatives to increase productivity through systems improvement.Greg began his career in US West as a linesman and subsequently held positions in network services,corporate finance, small business services,product management,and sales.In 1994, he became Vice President,Consumer Sales and Customer service.
John Stanhope was appointed to the role of Chief Financial Officer and Group Managing Director,Finance & Administration from 1 October 2003. He is responsible for finance,treasury, risk management and assurance, corporate development,investor relations and the Office of the Company Secretary.John previously served as Director,Finance.In this role, which he assumed in 1995,he contributed to T1 and T2,cost reduction programs,growth strategies, debt raising,capital management and organisational restructures.In 2003, John was elected as National President to the Group of 100 for a two year period.He was also appointed as a member of the CPA Australia’s Professional Education Board for a three year term and is Chairman of the Business Coalition for Tax Reform.John is a director of TelstraClear,Hong Kong CSL,Sensis,Telstra Super and is Chairman of REACH.
Michael Rocca was appointed Group Managing Director of Infrastructure Services in August 2002.This unit of about 18,000 Telstra staff as well as an extensive contract workforce,has the responsibility for providing design, installation and maintenance services to Telstra’s 11 million customers.Prior to his current assignment,Michael held a range of posts during his career including Managing Director of a number of engineering and service organisations within Telstra.Michael Rocca is credited with dramatic improvements in regulated levels of customer service,greater customer engagement,network management, cost reduction,innovative workforce modelling and technology transformation.Michael holds a Master of Business Administration and post-graduate qualifications in Engineering and Management. Michael also has qualifications from INSEAD,Global Management,and is a graduate of the Australian Institute of Company Directors.
• Sensis is a wholly owned subsidiary which is responsible for our advertising, directories and information services.
· Telstra Media is responsible for our FOXTEL investment.
· TelstraClear is New Zealand’s second largest full service telecommunications company.
· Telstra Asia manages our international interests in Asia, including CSL and our joint venture REACH in Hong Kong. It also directs our offshore growth strategy, with a current focus on enhancing the value of our existing investments, profitably rationalising non-core assets and positioning us to capture high growth opportunities in the region, particularly China and South East Asia.
· In August 2005,we announced changes to our organisational structure.We appointed a Chief Operations Officer (COO) to oversee the existing Infrastructure Services and Telstra Technology,Innovation and Products business units,as well as corporate services,credit management,human relations,the productivity and billing directorates and a new program office.The new program office will identify and prioritise opportunities for streamlining,implementing and co- ordinating all aspects of the company’s operations in order to deliver the best possible customer service.
* Bill Scales, former Group Managing Director, Corporate and Human Relations retired on 12 August 2005.
* Ted Pretty,former Group Managing Director,Telstra Technology,Innovation and Products, ceased employment with Telstra on 19 August 2005.
Corporate centre business units
• Finance & Administration is responsible for corporate policy and support functions including finance,risk management and assurance,credit management,treasury,company secretary,investor relations,mergers and acquisitions,and other corporate services.It is also responsible for the financial management of the majority of our fixed assets,including network assets.
· Legal Services provides operational and strategic legal support and advice across the Company, with lawyers from Legal Services integrated with the other strategic and corporate centre business units.
· Public Policy and Communications is responsible for the management of all our regulatory issues, including liaison with regulatory bodies, the promotion and protection of our reputation by facilitating effective engagement of internal and external stakeholders including media, and the management of our interaction with Government at the Commonwealth and State level.
· Human Relations is responsible for all our human relations matters including health, safety and the environment, leadership development and training, and all workplace relations matters.

consumer and marketing
Telstra Consumer and Marketing (TC&M) supports over nine million consumer and small business customer services Australia wide. Through our national call centres and more than 4,800 Telstra shops, Telstra licensees, dealer and retailer points of presence, we offer the most comprehensive range of communication products, services and applications in Australia. TC&M is also responsible for the management of our brand, major advertising and commercial sponsorships, fixed and mobile marketing and multi-product bundling initiatives.
Customer focus
Our aim is to consistently exceed customer expectations by offering the best combination of value, service and features on the latest range of communications products. Through a total customer focus we also aim to improve customer retention and loyalty and increase the number of customers with multiple Telstra products and services.
‘One Number One Voice®’, one of the world’s most sophisticated natural language speech recognition systems, celebrated its first year of operation. This system handled more than 30 million customer enquiries.In addition we made significant improvements to telstra.com® with the goal of making it easier for customers to access the majority of their Telstra services online. Our dedicated inbound call centres serve over half a million customers a week. Via foreign language consultants our call centres provide customers with options of nine languages other than English. As part of our commitment to listening and responding to our customers’ feedback we have further simplified customer contracts for fixed line, mobile, broadband and dial-up services.
Telstra’s branded store ‘refresh’ program is a national program to progressively improve the customer experience by de-mystifying technology through highly trained staff capable of supporting the most extensive product range in our industry. During the year we renegotiated mobile agreements with the majority of our dealer network, who form an essential part of our customer sales and service operations.
Customer innovation
New products, new services and innovative new calling plans were a highlight of our marketing activities during the year.
Only with Telstra can our customers now send an SMS from their home phone and use our popular Telstra Home Message 101® service. We recently introduced two exciting new offers

8

1

mode
2

1. Telstra's store 'refresh' program is transforming our Telstra shops to improve the customer experience.
2. i-mode®, with over 200 accessible sites, is like having the internet on your mobile.

PERFORMANCE INDICATORS	June 2005	June 2004	% Change
Basic access lines in service (in millions)	10.12	10.28	(1.6) ↓
Local calls (in millions)	8,469	9,397	(9.9) ↓
Mobile services in operation (SIO) (in thousands)			
– GSM	6,894	6,653	3.6 ↑
– CDMA	1,333	951	40.2 ↑
Total	8,227	7,604	8.2 ↑
Mobile voice telephone minutes (in millions)	6,746	6,145	9.8 ↑
Number of SMS sent (in millions)	2,289	1,944	17.7 ↑

DID YOU KNOW:

ON NEW YEAR'S EVE AND NEW YEAR'S DAY OVER **22** MILLION TEXT MESSAGES WERE SENT VIA TELSTRA'S MOBILE NETWORKS

TELSTRA ANSWERS OVER **57** MILLION CUSTOMER ENQUIRIES A YEAR

www.telstra.com.au/abouttelstra/investor 9

with Australia’s first combined home and mobile calling cap, and, for our prepaid mobile customers, we launched a unique offer where customers are rewarded for the calls they receive. More than 850,000 customers have signed up to one of our Telstra Reward Options. The 50 and 125 free local calls per month offers have proved the most popular Reward Option choices with our customers.
During the year we introduced i-mode®, a service with 50 million subscribers worldwide. Telstra i-mode® is the internet simply and easily on your mobile and it is exclusive to Telstra in Australia. Telstra i-mode® offers over 200 information and content internet sites to assist customers who are on the move with news, maps, traffic reports, banking and travel through recognised content partners including eBay, Citibank, CNN, Fox Sports*, Whereis®, and Flight Centre. In addition we recently announced high-speed 3GSM mobile services which offer video calling and MessageBank®, enabling callers to leave a video message after seeing a pre-recorded greeting. High-speed 3GSM will also feature Telstra i-mode® and Telstra Active™, offering the most comprehensive range of mobile content available in Australia.
PERFORMANCE INDICATORS June 2005 June 2004 % Change Basic access lines in service (in millions) 10.12 10.28 (1.6) Ô Local calls (in millions) 8,469 9,397 (9.9) Ô Mobile services in operation (SIO) (in thousands) – GSM 6,894 6,653 3.6 Ô – CDMA 1,333 951 40.2 Ô Total 8,227 7,604 8.2 Ô Mobile voice telephone minutes (in millions) 6,746 6,145 9.8 Ô Number of SMS sent (in millions) 2,289 1,944 17.7 Ô

business and government
Telstra Business & Government (TB&G) aims to improve our clients’ competitiveness and business performance by providing carriage, solutions and Information and Communication Technology (ICT) services to more than 56,000 business and government customers in Australia and New Zealand.
TB&G is focused on three key segments; government, industry (our largest corporate customers) and business (our medium and small business customers).
Transformation to a full service ICT provider
TB&G has embarked on a journey to transform from a carriage based enterprise offering voice, data and mobiles to a full service ICT solutions provider to meet evolving customer needs.
The acquisitions of KAZ and Damovo, now Telstra Business Systems, in early 2004/05 was an important step in that journey. KAZ combines with Telstra to service our business customers’ IT and communications needs such as desktop management, professional services advice and business process outsourcing. The acquisition of Damovo allows us to strengthen customer relationships through the provision and maintenance of customer premises equipment. Both of these acquisitions collectively differentiate us as the largest Australian operated end-to-end ICT business.
Delivering shareholder value
TB&G aims to deliver shareholder value by:
· maintaining and growing customer relationships through providing innovative solutions;
· investing in the growth of IP solutions, managed services and applications to meet the customers’ needs; and
· improving customer service through innovative programs.
The following case studies demonstrate our ability to deliver shareholder value.
Fixed and mobile services converge in Telstra Wireless Office trial
Telstra, in conjunction with Alcatel, has launched a technical trial of Telstra Wireless Office, an innovative telecommunications solution that links separate fixed and mobile services into a single, seamless solution for businesses and their staff. The trial will test technology that enables calls from a mobile to be charged at fixed line rates when used within the office, reverting back to mobile rates when used outside the office. It is designed for large business and government customers and is compatible with most IP telephony platforms, providing full mobility capability from a single handset.
Telstra Wireless Office delivers a cost effective communication solution that supports greater mobility in the workforce. It will help improve our enterprise and government customers’

Our wireless devices such as 1xEV-DO and the BlackBerry* support greater mobility in the workforce.
operating efficiency, with the potential to deliver real cost savings. It will also ensure we remain at the forefront of delivering next generation technologies to Australian businesses.
Broadband boost for schools
To deliver broadband services to all schools in Victoria, Telstra, as part of the Victorian State Government’s SmartOne initiative is upgrading around 700 exchanges. We were delighted to commit to delivering this additional broadband investment which aims to significantly improve the learning resources available to Victorian school children. The provision of optical fibre to all government schools will significantly improve broadband speeds and ultimately benefit businesses and communities across the state.
Innovative and flexible working solutions
TB&G continues to develop innovative and flexible working solutions for our customers. The BlackBerry* continues to gain in popularity with our business customers who benefit from real time mobile access to their email. An I-mate (personal digital assistant) on a Wireless PC Pack gives our business customers even more options.
Telstra Mobile Broadband® a clear choice for Canon
Canon Australia became one of the first companies in Australia to implement Telstra’s mobile broadband (1xEV-DO) solution, a wireless service that provides its field workforce with access to company and customer information, including access to Canon’s technical support systems while on the road. The system is as secure as logging in at the office, and means technicians no longer need to find a phone line to log in, and the data speeds reduce the length of time it takes to get the information to complete each job.
Telstra wins $40 million whole of business contract with CSR Limited
TB&G recently won a five-year contract to provide Australian manufacturing company CSR with mobile, managed voice and data services, including a proposal to roll out 4,000 IP telephony handsets.
CSR’s chief information officer, Mr Gary Vickers noted,‘The benefits of partnering with Telstra include confidence that we have a secure, scalable and future-proof solution, and the breadth of its products and services means we only have to work with one provider.’
Community information and warning system
Telstra has identified a range of managed service products to help emergency services organisations handle incidents. One of these initiatives is the community information and warning system (CIWS). Telstra and the Victorian Government have begun a three month trial of the CIWS, which will allow emergency services to simultaneously telephone every household in a designated area, alerting people of impending danger. There is also the possibility of using the system to send a message to all mobile phones in an impacted area, in addition to all fixed lines.
1xEV-DO gives customers the flexibility to work while away from the office.
www.telstra.com.au/abouttelstra/investor 11

technology, innovation & products
FEATURES INCLUDE:
· Fibre to the Premises
· Mobile Wireless Broadband
· Voice over Internet Protocol
Telstra Technology Innovation and Products (TTIP) is Telstra’s engine for profitable growth, combining technology, systems, products, research and innovation capabilities into one group focused on driving our ongoing success.
Our core voice products continue to provide great service and reliability. Recent innovations have delivered enhanced value from these products by converging them with new customer equipment and integrated messaging solutions across fixed, mobile and data services.
Telstra is an Australian leader in offering new technologies, including Voice over Internet Protocol (VoIP), Fibre to the Premises (FTTP) and 3G technologies – the latest cellular network technology enabling high-speed voice and data over mobiles. These technologies give customers more communications capabilities through the convergence of data and voice services.
Innovation Centres
Innovation@Telstra was launched in October 2004, with the opening of Innovation Centres in North Ryde, Sydney and Melbourne’s Docklands. Since then, thousands of people have visited the centres, gaining hands-on experience with Telstra products and services. The centres are also used as a venue to develop customer-focused solutions that are able to be deployed to the market place quickly.
Telstra Mobile Broadband® (launch of 1xEV-DO wireless data service)
Launched in November 2004, Telstra Mobile Broadband® allows business customers to work while away from the office. Utilising the latest addition to our CDMA network – 1xEV-DO, customers can access the internet or company networks using compatible mobile devices such as laptops and personal digital assistants (PDAs), at broadband equivalent speeds when in a coverage area. 1xEV-DO is a third-generation mobile technology that evolved from the CDMA 1x network.
IP wireless service
Customers with a 1xEV-DO service can route their data from Telstra’s 1xEV-DO network into the IP network, ensuring their information remains within the Telstra network and does not traverse the internet. 1xEV-DO users maintain their data sessions with no break in connectivity when they move from a 1xEV-DO coverage area into a CDMA 1x zone and vice versa.
Voice over Broadband (VoBB) utilises internet protocols to provide customers enhanced features and functionality.

Telstra IP Telephony (TIPT)
Telstra led the business market into convergence in 2003 as the first major carrier to launch an IP telephony service, allowing business customers to make calls and access the internet on a single line. The second stage of the project is under way to provide systems, process automation, improved scalability and service level agreement reporting.
CustomNet® Multi-media
CustomNet® is a sophisticated, fully-managed telephone system for businesses that can replace the expense and complexity of a private telephone network. CustomNet® Multi-media introduces multimedia functionality to CustomNet® services, while providing customers with a migration path to full IP telephony. The enhanced functionality will enable close interworking between customers’ desktop applications and their telephone service.
Computer Telephony Integration/Interactive Voice Response (CTI/IVR)
CTI/IVR integration enhances and integrates two previously separate call routing products and capabilities used by our business customers. These ensure Telstra has a seamless mechanism for handling inbound traffic, including calls to 1800, 13 and 1300 numbers. This capability will assist in retaining existing customers as well as winning new ones.
Consumer Voice over Broadband (VoBB)
We have also been trialling VoBB. This solution will be provided as a second-line voice solution offering a range of features and functionality for users with a broadband connection. During fiscal 2005, a VoBB network trial was completed with 150 employees in Melbourne.
Fibre to the Premises (FTTP)
FTTP is a next-generation access infrastructure technology that delivers telephony, broadband data and video and digital subscription television services to customer premises on an optical fibre platform. FTTP is the ultimate access infrastructure and will play a role in Telstra’s customer access network, along with copper, wireless and satellite technologies. A successful June 2004 pilot of FTTP in two Queensland sites is now providing services to homes and insights into the ongoing effectiveness of FTTP as an access technology for our residential customers.
1. Customers using third generation (3G) mobile technology enjoy the latest in voice and data services.
2. The Digital Home project at the Telstra Innovation Centre brings the latest in home automation to life putting converged and integrated services at customers’ fingertips.
DID YOU KNOW:
OUR MOBILE
NETWORKS COVER MORE THAN 98% OF THE AUSTRALIAN POPULATION
APPROXIMATELY 96% OF THE POPULATION CAN ACCESS THE ISDN NETWORK
TELSTRA’S HYBRID FIBRE COAXIAL (HFC) BROADBAND NETWORK PASSES
APPROXIMATELY 2.7 MILLION HOMES
www.telstra.com.au/abouttelstra/investor 13

country wide
BY JULY 2005 ALMOST 90%
OF CUSTOMER CALLS TO LOCAL TCW OFFICES WERE ANSWERED PERSONALLY WITHOUT ANY QUEUEING
Telstra Country Wide (TCW) is responsible for sales, service and management of customer relationships in outer metropolitan, regional, rural and remote parts of Australia and the development and delivery of innovative communications solutions to meet the needs of customers living in these areas.
The business is built around the local presence of area general managers located across Australia and draws on the strengths of other Telstra groups to meet the priorities of its customers. The key success factor of the TCW model is its ‘Local Presence, Local Knowledge and Local Solutions’ strategy.
TCW has its own Advisory Board which provides advice on policies and priorities to improve service delivery to TCW customers. By engaging with government authorities, businesses, community groups and individuals, Advisory Board members hear first-hand the communications issues that are important to people in outer metropolitan, regional, rural and remote Australia.
TCW’s excellence in customer service is highlighted by both its Customer Service Satisfaction and Stakeholder Survey results. The 2004/05 Customer Service Survey, which measures customer satisfaction with the handling of calls made to TCW area offices, showed customers rated our performance 7.9 out of 10 on average. The results of our annual surveys of key stakeholders across Australia have also significantly improved. Results of the overall performance of communications services moved from 5.9 out of 10 in 2000 to 8.3 in 2004.
In 2004/05 TCW provided ADSL to 627 exchanges bringing the total number of exchanges in TCW areas with ADSL to 1,283. By the end of 2004/05, of these 627 exchanges, 595 were upgraded to ADSL with assistance from the Australian Government’s Higher Bandwidth Incentive Scheme (HiBIS). A further 265 exchanges are expected to be upgraded to ADSL in 2005/06 using the existing HiBIS funding. The Australian Government made HiBIS funding available to Internet Service Providers (ISP) on a competitive basis for the provision of broadband services to rural customers where fixed broadband services were not available when the scheme started. By the end of 2004/05 in excess of 462,000 more people in rural and regional Australia had the ability to access ADSL broadband services compared with April 2004 when the HiBIS scheme was launched.
In December 2004, Telstra completed its $31 million rollout of high-speed wireless data services across the entire CDMA mobile network, which provides coverage to more than 98 per cent of the Australian population.
During the year, TCW established a National Indigenous Directorate based in Darwin.
The Directorate will work closely with remote indigenous communities and key indigenous groups across Australia to co-ordinate and develop a range of indigenous products and services, and training opportunities within the company. The Directorate will also manage Telstra’s involvement in a number of indigenous sponsorships, including the National Aboriginal and Torres Strait Islander Art Award.

infrastructure services
FEATURES INCLUDE:
· highly skilled workforce
· world class Global Operations Centre
· superior IP, mobile and data networks
Infrastructure Services (IS) builds, operates and maintains the telecommunications infrastructure for all products and services delivered to Telstra’s customers across Australia.
As technology developments create changing communication demands, IS maintains a skilled workforce capable of meeting rapidly changing customer expectations. Our workforce has a national presence, with 29% of our people located in regional areas, and combined with our contractor partners, totals approximately 30,000 full time equivalent employees.
Network commitment
The Global Operations Centre monitors and controls Telstra’s network and operates 24 hours a day, all year round. On a normal business day, this world class centre manages more than 70 million voice and data calls and 21 million mobile calls.
During 2004/05, $2.2 billion was committed to improve Telstra’s network through a variety of capital projects.
Supporting innovation and growth
In its service delivery role, IS supports the growth of Telstra’s customer facing business units and the technology strategies developed within Telstra Technology, Innovation & Products. We are currently witnessing explosive growth in broadband, with the number of Australian users expected to double in the next few years. Despite the fluctuating demands in this environment, IS has continued to maintain a high level of service delivery to our customers.
The recent acquisitions of KAZ and Telstra Business Systems (formerly Damovo) provides the opportunity to further leverage this capability, particularly in the managed service and small and medium enterprise market.
Customer-focused business model
With the guiding principle of superior customer service in mind, a new business model was implemented over the year. This model has given IS improved flexibility, accountabilities, work throughput and capability for future needs.
Field workgroups have been aligned according to service complexity and infrastructure type, enabling delivery of customised levels of service. An important element of the new IS business model is an end-to-end service management capability. Through ongoing improvements to workforce deployment processes and systems, internal and external workforces will be more effectively managed.
www.telstra.com.au/abouttelstra/investor 15

wholesale
ON AVERAGE
40,000
WHOLESALE DSL CONNECTIONS PER MONTH
OVER 2004/05
Telstra Wholesale is Australia’s leading full service wholesaler of telecommunications solutions and network capacity. We aim to be the network provider of choice to our wholesale customers. Telstra Wholesale’s continuing development of innovative solutions across the telecommunications spectrum has delivered significant revenue growth. Over 2004/05, Telstra Wholesale grew sales revenues by approximately 12%.
Broadband
Telstra Wholesale has again experienced major broadband growth, with DSL services in operation increasing by 123% on the previous year, contributing to Telstra exceeding its target of one million broadband customers ahead of time.
Mobiles
Wholesale mobile revenue grew 37% year on year driven by CDMA and GSM roaming and resale and SMS interconnect.
In December 2004, Telstra and Hutchison entered into a 3GSM radio access network sharing arrangement. The network is operated by 3GIS, a joint Telstra-Hutchison partnership that is responsible for its deployment and operations. The partnership will deliver low cost 3G mobile services by providing Telstra with access to a fully optimised and operational network across six capital cities in 2005.
New global wholesale
Telstra Wholesale’s global customer business now includes the offshore sales teams for key global carriers. Staff transferred from REACH to Telstra Wholesale in the United States and Hong Kong will work with existing Telstra sales resources across Europe, North America, Asia and Australia to leverage existing relationships and support global customers.
Operations
We are continuing to develop our business-to-business solution through the interactive IP gateway which delivers productivity and cost benefits. This year we have processed record volumes of orders via our online platforms – more than 1.2 million in total. The automation rate year on year has improved by 17% as overall volumes have increased.
The recently launched LinxOnline™ Service (LOLS), which gives wholesale customers the ability to log, test and track customer faults via a secure online platform, is already being used by 19 wholesale customers.
BigPond’s innovative plans and value-added content have stimulated record broadband uptake in Australia.

BigPond®
FEATURES INCLUDE:
· BigPond® Music
· GameNow™
· GameArena®
· BigPond® Movies
BigPond® is Australia’s leading Internet Service Provider (ISP) with more than two million broadband and dial-up customers. During 2004/05, BigPond® total revenues grew 37% and more than 400,000 broadband customers were added. BigPond® is an extremely important part of Telstra’s business and will continue to be a key driver of future growth.
BigPond’s accessible pricing, innovative plans and value-added content have stimulated record broadband uptake in Australia. We expect this growth to accelerate as more Australians take advantage of the faster speed and additional benefits of a broadband connection.
Through a combination of ADSL, cable, satellite and ISDN services, BigPond® provides high-speed solutions, value added services and exclusive content with coverage available to virtually 100% of the Australian population.
Customer service
Improving customer service is a priority for BigPond® and this year has seen large improvements in customer satisfaction. Self-help account management options have been improved on BigPond.com and the introduction of BPay has been embraced by many customers. Service levels in our call centres doubled and ADSL installation times were reduced by two thirds.
Content
BigPond’s award winning content has grown in scope and popularity this year.
BigPond® Music, Telstra’s online music store, has a broad and extensive range of more than 400,000 tracks. This includes exclusive pre-store release songs, as well as music news, video clips and live and on-demand concert streaming.
GameNow™ is an exciting games-on-demand subscription service with more than 100 popular PC titles available for download. It was launched in April to complement GameArena®, BigPond’s multiplayer site that has grown to more than 100,000 unique visitors each week. BigPond® Movies is now Australia’s largest online DVD store with more than 16,000 titles consumers can select via their PC and have delivered to their door.
Further broadband content innovations are under way including a service that will enable people to download video content direct to their PC.
www.telstra.com.au/abouttelstra/investor 17

Sensis
FEATURES INCLUDE:
· Yellow Pages®
· White Pages®
· CitySearch*
· Whereis®
· Trading Post*
· Invizage*
· sensis.com.au
· Sensis® 1234
Sensis’ search products make it easier to connect customers with businesses.
Sensis continues to drive profitable growth for Telstra, this year growing 18.8% including the acquisitions of Universal Publishers Pty Ltd and the Trading Post Group. Excluding these acquisitions, Sensis revenue grew 10.5% year on year.
The Sensis® advertising network
Sensis is Telstra’s advertising subsidiary, a leading Australian advertising and information business. Sensis provides Australian consumers with a network of relevant information that makes it easier for them to find, contact, and make a purchase. More than 12.5 million Australians use a Sensis service a total of more than 110 million times a month[1]. This high usage means our advertisers can reach more potential customers. The Sensis advertising network can connect buyers and sellers through print, online, wireless and voice channels.
Small business
Sensis is one of Australia’s most ardent supporters of small business. Sensis is committed to helping Australia’s small and medium enterprises (SMEs) take care of business. Our range of SME support initiatives, which are regularly referenced by businesses, organisations and governments all over Australia, includes the Sensis® Business Index, the Sensis® Consumer Report, the Sensis® e-Business Report, the Bread® TV small business television program, and the Yellow Pages® Business Ideas Grants.
Innovation
Sensis is focused on optimising the value and service we deliver to both consumers and advertisers. We are taking advantage of the rapid changes in advertising and technology to continually deliver new ways for Australians to find the information they need and for advertisers to find customers.
[Graphic Appears Here]
Our commitment to innovation has led to the development of many new products in the past 12 months. These include the launch of Yellow Pages® OnLine map-based and keyword search, a new national brand and online services for Trading Post*, and a range of new initiatives in our print directories. These include WebGuides – panels under selected headings that provide easy-to-find advertiser web addresses.
Universal Publishers Pty Ltd
In December 2004, Sensis acquired one of Australia’s most successful mapping and street directories businesses – Universal Publishers Pty Ltd. As a result, Sensis has brought in house the core mapping content and capabilities that underpin our successful Whereis® digital mapping services, while acquiring two of Australia’s most popular mapping brands – UBD* and Gregory’s*.
1 Roy Morgan Single Source Australia, January – December 2004. Base: Australians 14+

sensis.com.au
In July 2004, Sensis launched sensis.com.au – the search engine for Australians. Over the past 12 months, sensis.com.au has grown its user base substantially to the point where it was used in June 2005 by more than 790,000 Australians[2]. Sensis has also launched a range of new sensis.com.au features over the past 12 months. These include the inclusion of Trading Post* content, the creation of an innovative new two-column results format that delivers both local and global results in the one page, and the sensis.com.au toolbar.
Sensis® 1234
Sensis® 1234, an operator assisted tele-search service, has performed exceptionally well this year. A number of new services have been introduced including a turn-by-turn directions service launched in October 2004, a world-first text advertisements where advertising is sold on SMS space and promotional text which allows advertisers to place a promotional text message on all SMS messages provided via Sensis® 1234 to promote special offerings.
Wireless applications
Sensis has also launched a portfolio of mobile services for both WAP and i-mode® users. These services are available on Telstra i-mode® phones and include CitySearch® nightlife, Whereis® Maps & Directions and Whereis® Nearby. The product offering will be extended as new innovative services are introduced in the future.
LinkMe*
In June 2005, Sensis joined forces with the widely respected and experienced Morgan and Banks Investments to announce the launch of LinkMe*, an innovative online career networking site set to change the traditional employment market in Australia. With a unique candidate focus, LinkMe* offers job hunters, employers, networkers and recruiters distinctive benefits provided by no other website in Australia.
DID YOU KNOW:
ON AVERAGE, OVER A 4 WEEK PERIOD, 12.5 MILLIO N AUSTRALIANS USE SENSIS PRODUCTS
APPROXIMATELY 10.8 MILLIO N AUSTRALIANS USE
EITHER THE YELLOW PAGES® OR THE WHITE PAGES® PRINT DIRECTORIES ON AVERAGE EVERY 4 WEEKS
Source Roy Morgan – Year to March 2005
PERFORMANCE INDICATORS June 2005 June 2004 % Change Unique visitors to a Sensis site
Sensis total 5,982,825 4,277,680 39.9 White Pages® Online 2,982,810 2,326,905 28.2 Yellow Pages® Online 1,926,239 1,570,091 22.7 CitySearch® site 913,458 879,796 3.8 Trading Post* 1,038,281 875,427 18.6 Ô Ô Ô Ô Ô
2 Nielsen//NetRatings Site Census 2005
www.telstra.com.au/abouttelstra/investor 19

FOXTEL
1 OVER
MILLION
FOXTEL CUSTOMERS
Telstra holds a 50% share in FOXTEL, Australia’s leading subscription television provider. FOXTEL has grown its customer base 13% over 2004/05 and reached the milestone of one million customers in June 2005.
Following its successful launch in March 2004, FOXTEL Digital* is now seen in more than 700,000 Australian homes or around 70% of its total customer base, with this number growing every month.
During 2004/05, FOXTEL Digital* continued to roll out innovative new services and features. These included launching interactive voting, enhanced interactive weather applications, additional sports active applications (e.g. for cricket and Super 12 Rugby), closed captioning on a range of channels to assist the deaf and hearing impaired, as well as the FOXTEL iQ*, a personal digital recorder. FOXTEL iQ* represents a powerful enhancement to the FOXTEL Digital* service that delivers customers unprecedented control over their television viewing, enabling recording and playback with breakthrough simplicity. FOXTEL iQ* customers can record two broadcast programs at the same time, while simultaneously watching a third previously recorded program.
In February 2005, FOXTEL began carrying the services of TVN, a thoroughbred racing channel on its digital cable platform. TVN is the first third party to utilise FOXTEL’s digital open access regime. Under the FOXTEL Digital* Access Agreement, third parties pay for their use of FOXTEL’s transmission service, including FOXTEL’s cable set top boxes. Access users are responsible for the content and marketing of their channels and the management and billing of their own customer bases.
PERFORMANCE INDICATORS June 2005 June 2004 % Change Telstra FOXTEL bundling subscribers (in thousands) 280 235 19.1 —— —— —— — Total subscribers # (in thousands) 1,023 904 13.2 # Excludes Optus & TransACT Wholesale Subscribers

international
TelstraClear
TelstraClear is our fully owned, New Zealand based subsidiary. The company has spent the last year developing new capabilities and establishing the base for new services. As New Zealand’s leading telecommunications challenger to the incumbent operator, TelstraClear has continued to win significant corporate and government customers, and has enhanced its Information and Communications Technology (ICT) capability through the acquisition of the Sytec Group.
TelstraClear has also expanded its backbone network and is employing wireless local loop technology to increase its network reach.
In Wellington and Christchurch, TelstraClear offers the country’s fastest, best value broadband services over its own network, which will soon carry digital television services.
CSL
CSL is Telstra’s wholly owned subsidiary, operating in Hong Kong. With around 1.3 million mobile customers, CSL is a leader in the Hong Kong wireless sector.
In December 2004, CSL announced the launch of its pioneering integrated 3G network offering both businesses and consumers high-speed data access and an enhanced experience across a wide range of mobile multimedia services. Complementing CSL’s solution for wireless broadband connectivity, the company also launched its domestic Wi-Fi service.
REACH
REACH, Telstra’s 50% owned joint venture with Hong Kong-based PCCW, is the premier provider of international voice and satellite services in Asia. REACH also delivers the international voice and data service requirements of Telstra and PCCW via the operation and management of the most diverse high-speed network in the region.
REACH’s operational performance is tracking satisfactorily against plan, with a continued focus on core business and cost containment.
During fiscal 2005 the shareholders (Telstra and PCCW) announced a number of improvements to the REACH operating model. Under the new model REACH is focused on meeting increasing shareholder demand and is withdrawing from third party data sales, while continuing to provide voice and satellite services to third party customers.
Telstra Asia business development
Telstra has identified high growth opportunities in a number of Asian markets, particularly China. Several carriers have expressed interest in partnering or co-operating with Telstra, based on its experience and capabilities, rather than financial capital. In 2004 Telstra renewed its telecommunications consultancy contract with the Beijing 2008 Olympic Organising Committee.
www.telstra.com.au/abouttelstra/investor 21

corporate social responsibility
FEATURES INCLUDE:
· Telstra Friends
· Telstra Child Flight
· Telstra Foundation®
At Telstra, we believe that corporate social responsibility is a values-based approach to how we do business, leading us beyond legal compliance to make a positive contribution to the industries and communities in which we partner and participate.
This year we participated in the second Australian Business in the Community Corporate Responsibility Index, overseen in Australia by the St James Ethics Centre. We were placed sixth out of 26 participating companies and received an almost five percent increase on our previous year’s score due to better reporting practices. We also regularly participate in the FTSE4Good survey and a number of ethical investment surveys and indices.
The community
Telstra people demonstrated tremendous generosity in donating and raising funds for the Indian Ocean tsunami disaster. Telstra Corporation and Telstra employees donated over $1.5 million to tsunami relief aid funds. In addition, we provided approximately $250,000 of services, which included establishing and staffing call centres for aid agencies, fundraising drives, providing extra phone lines, waiving call costs where appropriate and providing staff volunteer support.
Telstra Friends, our 4,000-strong volunteer network, donated more than 12,000 hours at 251 community events and raised in excess of $192,000 for charities, the highest ever annual amount raised by Telstra Friends. Support in volunteer hours for our community sponsorships increased 237% over the period. Telstra’s volunteer support for the international Deaflympics in January 2005, particularly in Ballarat Victoria where Telstra volunteers took a lead organisational role, was crucial to the success of the event.
This year we renewed our sponsorship commitment with the Telstra Child Flight helicopter retrieval service for $1.5 million over the next two years, which will assist in providing intensive care transportation for seriously ill babies and children in NSW and ACT. In May 2005, we ran a fundraising appeal in partnership with Child Flight at Darling Harbour in Sydney, which raised more than $117,000 for the service.
Now in its fourth year,the Telstra Foundation® continues to support Australian children and young people to reach their potential and build stronger and more cohesive communities. Through the Foundation’s Community Development Fund and the Telstra’s Kids Fund,we supported 855 community projects and provided grants to the value of $4.4 million.
1. Telstra Friends planting trees.
2. Telstra Child Flight flew 478 missions in calendar year 2004 –that’s more than one child whose life has been in critical danger every day.

Environment
The Sensis® Directory recycling program in 2004 achieved a 79% recycling rate for old directories, saving more than 32,300 tonnes of paper.
On 1 May 2005, Telstra and Landcare Australia entered into an agreement under which Telstra will make a donation to Landcare Australia for each customer who chooses to ‘go paperless’ by switching to online over traditional paper bills. Not only will this reduce the amount of greenhouse gas produced through the production, distribution and disposal of paper bills in the paper lifecycle, it will also see more trees in the ground across the country.
Workplace
In October 2004, Telstra was awarded the Australian Human Resources Institute (AHRI) National Award for Excellence in People Management in our sector.
We introduced the ‘Mental Health – Creating a supportive workplace’ program to raise awareness of mental health issues and how to assist by providing support in the workplace.
Marketplace
The 2005 Low Income Measures Assessment Committee (LIMAC) Report recognised the significant effort made by Telstra to improve access to affordable telecommunications for Australians on low incomes. The report showed an overall improvement in access to telecommunications for low-income transient and homeless people and Indigenous Australians. In June 2005, Telstra launched a new service called BudgetPay that allows customers to spread their estimated yearly home phone costs over equal fortnightly or monthly payments.
We provided assistance, in the form of rebates, for customers affected by the explosions in London.
Released during the year, Telstra’s big button multi-purpose phone, for customers with a range of disabilities, is an example of how innovative thinking, consultation, user input, local technology and partnerships can work together to release a unique product.
Children from the Cherbourg State School in Queensland. The school is a recipient of the Telstra Foundation’s Community Development Fund.
DID YOU KNOW:
TELSTRA CORPORATION AND TELSTRA EMPLOYEES
DONATED $1,561,280
TO TSUNAMI RELIEF AID FUNDS
TELSTRA FRIENDS DONATED MORE THAN 12,000 HOURS AT 251 COMMUNITY EVENTS AND RAISED IN EXCESS OF $192,000 FOR CHARITIES
www.telstra.com.au/abouttelstra/investor 23

board of directors
Donald G McGauchie – AO Solomon D Trujillo Catherine B Livingstone Charles Macek Belinda J Hutchinson BSc,BBus,MBA,Hon BEc, MAdmin, FSIA, Chairman Doctor of Law BA (Hons), FCA, FTSE FAICD, BEc, FCA Degrees (Wyoming FCPA, FAIM, and Colorado) FCA Chief Executive Officer Donald Sol Trujillo joined Charles Macek Belinda Hutchinson McGauchie joined Telstra as Catherine Livingstone joined joined Telstra as a joined Telstra Telstra as a Chief Executive non-executive as a non-executive non-executive Officer and Telstra as a non-executive Director in Director in Director in executive Director on November 2001. He November 2001. She has September 1998 and 1 July 2005. Director in November 2000. is a member been a was appointed as Mr Trujillo has spent of the Audit member of the Audit Chairman in his career She is a member of the Audit Committee and Committee July 2004. He is in the communications Nomination Chairman of the sector Committee and the Technology Committee and is since February 2005. Ms Nomination where he managed fixed Chairman of the Committee and is a line, Committee. Ms Livingstone has Remuneration Hutchinson has had a long member of the Committee. Mr Macek association with the Remuneration wireless, broadband and a degree in accounting and has has a banking directory businesses strong background industry and has been Committee. and served held several finance and general in economics associated Mr McGauchie has as a leader in the and has had a long with Macquarie Bank wide shift to market- management roles association since 1993 commercial based management. He with the finance where she was an experience within served predominantly in the medical and investment Executive the food industry. His processing, as CEO of London-based former roles Director. She was commodity Orange, devices sector. Ms Livingstone include previously a one of Europe’s 16 years as Vice President of trading, finance and largest mobile was the Chief Executive of Founding Managing Citibank Ltd. companies and CEO of Director and Chief Graviton, Cochlear Limited (1994 – 2000). Investment telecommunication Directorships of other sectors. He listed a San Diego-based Officer and hi-tech subsequently also has extensive companies – current: public policy Directorships of other listed Director, company producing Chairman of County telesensors. Investment experience, having QBE Insurance Group previously companies – current: Director, Limited Mr. Trujillo spent 26 years with Management Ltd. held several high-level advisory Macquarie Bank Limited (2003 – ). (1997 – ). US West Inc, where, for five years, positions to Directorships of government other listed he served as Chairman, CEO and Directorships of listed Directorships of listed including the Prime companies – Minister’s current: Director, President of the companies – past three Denver-based companies – past three years: years: Supermarket to Asia Wesfarmers Ltd Council, the (2001 – ). Director, TAB Limited Director, Goodman Fielder Ltd (1997 – Foreign Affairs Directorships of 2004) and Crane Group Council and the communications giant. (2000 – 2003) and Rural Press listed Limited Trade Policy Directorships of other companies – past Advisory Council. listed Limited (2000 – 2003). three years: (1997 – 2004 ). companies – current: Director, Directorships of Chairman and other listed Director, IOOF Target Corporation Other: Director, Energy (September Other: Chairman, CSIRO (2001 – ) Australia companies – Holdings Ltd (2002 current: Director, – 2003). Limited (1997 – ) and St and Australian Business Vincent’s James Hardie – ), Gannett Co Other: Chairman, Industries NV (2003 1994 Inc. (May Foundation (2000 – ); Director, Sustainable and Mater Health Sydney
– ), PepsiCo Inc 2002 (January
– ) and Nufarm Investment Research Limited (2001 – ); Limited (2003 – ). Sydney Institute (1998 – ); Institute President,
2000 – September 2005) and
Directorships of Pty Ltd (2002 – ) Library Council of New listed Member, Department of and Financial South
Electronic Data Systems
companies – past Reporting Council Wales (2005 – ) (Member three years: Accounting and Finance Advisory (FRC); Director, since
Corporation (EDS) (January 2005
Deputy Chairman, 1997); and Consultant, Ridley Board Macquarie University and Williamson Community Macquarie
– October 2005).
Corporation Limited Leadership Program (1998–2004); Business/Industry/Higher Limited Bank Limited (1997 – ).
Directorships of listed
Director, National – ) and Vertex Foods Limited Education Collaboration (2004 Capital Pty
companies – past three years:
Ltd (2004 – ); (2000 – 2005) and Victorian Graincorp Committee (BIHECC). Councillor,
Director, Orange SA (2001 – 2005).
Australian Limited (1999 – Institute of 2002). Company
Other: Director, Other: Member, World Directors; and Reserve Bank of Economic Member, New
Australia; Partner, Forum (2005 – ) and Zealand Accounting C&E McGauchie UCLA’s Standards
– Terrick West Estate. President School of Public Review Board and of Affairs (2000 – ); Investment
the National Trustee, Boston Committee of Farmers Federation College; Director, Unisuper Ltd.
(1994-1998); and Tomas Rivera Policy Chairman, Centre Chairman, Rural Institute for Eye
Finance Corporation – ). Recipient, the Research Australia (2003–2004). (1991 Ronald Ltd (1996 –
Awarded the H. Brown Corporate 2003); and Director Centenary Medal Bridge of Famoice
for service to Builder Award in 1999 Technology Pty Ltd. Australian society from (2001 – 2004).
through agriculture President Clinton for and business his lifetime commitment as an in 2003 . advocate
of workplace diversity.

John W Stocker – AO John E Fletcher MB, BSc, BMedSc, PhD, FCPA FRACP, FTSE John Stocker joined Telstra John Fletcher joined Telstra as a non-executive Director in as a non-executive Director in October 1996. He is Chairman November 2000. He is a member of the Audit Committee and of the Nomination Committee Technology Committee. and the Remuneration Dr Stocker has had a distinguished Committee. Mr Fletcher has career in pharmaceutical had extensive experience in research and extensive management in the transport experience in management industry and was formerly Chief of research and development, Executive of Brambles Industries and its commercialisation Ltd. Mr Fletcher was employed by included in his role as Chief Brambles for 27 years, initially in Scientist for the Commonwealth an accounting role and then in a of Australia (1996 – 1999). series of operating and senior Directorships of other listed management positions before companies – current: Chairman, being appointed as Chief Sigma Company Ltd (1998 – ); Executive in 1993. Director, Cambridge Antibody Directorships of other listed Technology Group plc (1995 – ), companies – current: Chief Circadian Technologies Ltd (1996 – ) Executive Officer and Director, and Nufarm Limited (1998 – ). Coles Myer Ltd (2001 – ). Directorships of listed Directorships of listed companies – past three years: Nil companies – past three years: Nil Other: Principal, Foursight Other: Nil Associates Pty Ltd; and Chairman, Grape and Wine Research and Development Corporation (1997 – 2004).
Qualifications and experience of each person who is a company secretary of the company:
Douglas C Gration
FCIS, BSc, LLB (Hons), GDip AppFin Age 39
Mr Gration was appointed Company Secretary of Telstra Corporation Limited in August 2001. Before joining Telstra, Mr Gration was a partner in a leading national law firm. He specialised in corporate finance and securities law, mergers and acquisitions and joint ventures and other commercial contracts and played a key role in the T1 and T2 Telstra privatisations. Mr Gration also advised on telecommunication regulatory matters. Other roles previously held in Telstra include Deputy Group General Counsel and Infrastructure Services & Wholesale General Counsel of Telstra.
During the year and through to the date of the Directors’report,the following directors left the Board:
Samuel H Chisholm
Age 64
Director since November 2000. Retired on 28 October 2004.
Director, Australian Wool Services Ltd and Victor Chang Cardiac Research Institute. Mr Chisholm was the Chief Executive and Managing Director of British Sky Broadcasting and Executive Director of the News Corporation (1990 – 1997). For 17 years previously he was Chief Executive and Managing Director of the Nine Network Australia Limited.
John T Ralph – AC
FCPA, FTSE, LFAICD, FAIM, FAusIMM, Hon LLD (Melbourne & Queensland), DUniv(ACU) John Ralph joined Telstra as non-executive director and Deputy Chairman in October 1996 and retired effective 11 August 2005. He served on the Audit Committee, Nomination Committee and Remuneration Committee. Mr Ralph has had over 50 years of experience in the mining and finance industries. Mr Ralph was formerly Chief Executive and Managing Director of CRA Limited. He has previously served on the boards of several of Australia’s largest companies including the Commonwealth Bank of Australia Limited, BHP Billiton Limited and Fosters Group Limited.
Directorships of other listed companies – current: Nil Directorships of listed companies – past three years: Chairman, Commonwealth Bank of Australia (1999 – 2004, Director from 1985); and Director, BHP Billiton Ltd (1997 – 2002) and BHP Billiton plc (2002).
Other: Chairman, Australian Farm Institute (2004 – ) and Australian Foundation for Science (1994 – ); Member, Board of Melbourne Business School (1989 – ); President, Scouts Australia, Victorian Branch (2003 – ); Patron of St Vincent’s Institute Foundation (2004 – ); and Director,The Constitutional Centenary Foundation incorporated (1994 – 2002).
Zygmunt E Switkowski
BSc (Hons), PhD, FAICD Age 56
Chief Executive Officer (CEO) and Managing Director CEO and Managing Director since March 1999. Ceased as CEO and Managing Director effective 1 July 2005.
Formerly Chief Executive Officer of Optus
Communications Ltd and Chairman and Managing Director of Kodak (Australasia) Pty Ltd and the Business Council of Australia.
Anthony J Clark – AM
FCA, FAICD
Tony Clark joined Telstra as a non-executive Director in October 1996 and retired effective 11 August 2005. He served on the Audit Committee until February 2005. Mr Clark has had extensive experience in the accounting field, specialising in audit and advisory services and is a Fellow of the Institute of Chartered Accountants and a Fellow of the Australian Institute of Company Directors. Mr Clark was formerly a Managing Partner KPMG NSW.
Directorships of other listed companies – current: Chairman, Cumnock Coal Limited (2001 – ); Director, Amalgamated Holdings Limited (1998 – ), Ramsay Health Care Limited (1998 – ) and Carlton Investments Limited (2000 – ).
Directorships of listed companies – past three years: Nil
Other: Chairman, Maritime Industry Finance Company Ltd (1998 – ); Deputy Chairman, Tourism Australia (2004 – ) and Australian Tourist Commission (1996 – 2004).
www.telstra.com.au/abouttelstra/investor 25

directors’ report
In accordance with a resolution of the Board, the directors present their report on the consolidated entity (Telstra Group) consisting of Telstra Corporation Limited and the entities it controlled at the end of or during the year ended 30 June 2005.
Principal activity
Telstra’s principal activity during the financial year was to provide telecommunications services for domestic and international customers. There has been no significant change in the nature of this activity during the year.
Results of operations
Telstra’s net profit for the year was $4,447 million (2004: $4,118 million). This result was after deducting:
•	net borrowing costs of $736 million (2004: $712 million); and

•	income tax expense of $1,822 million (2004: $1,731 million).
Earnings before interest and income tax expense was $7,005 million, representing an increase of $445 million or 6.8% on the prior year’s result of $6,560 million.
After adjusting to allow like-for-like comparisons with the year ended 30 June 2004, net profit for the year increased by 4.6% to $4,349 million (2004: $4,156 million) and earnings before interest and income tax expense increased by 3.0% to $6,888 million (2004: $6,690 million).
Review of operations
Financial performance
Our total revenue (excluding interest revenue) increased by 6.5% or $1,377 million to $22,657 million. This included total revenues of $548 million generated by controlled entities we acquired during the year. These entities acquired include the KAZ Group, the Damovo Group (now trading as Telstra Business Systems) and the PSINet Group.
Total operating expenses (before borrowing costs and income tax expense) increased by 6.3% or $932 million to $15,652 million. Operating expenses for the year ended 30 June 2005 included expenses of the controlled entities we acquired during the year of $566 million.
Excluding the impact of our newly acquired controlled entities and adjusting for other items to allow like-for-like comparisons with the prior year, our total revenues increased by 3.5% to $21,670 million and operating expenses (before borrowing costs and income tax expense) increased by 3.7% to $14,782 million.
Total revenue (excluding interest revenue) growth was attributable to:
•	mobile goods and services – $319 million or 8.3%;

•	internet and IP solutions revenue – $364 million or 35.9%;

•	advertising and directories revenue – $244 million or 18.2%; and

•	pay TV bundling – $109 million or 70.8%.
Mobile goods and services revenue increased largely due to the performance of mobile’s data revenue and international roaming. We continue to experience growth in the number of mobiles in operation as well as increased revenue from mobile handset sales.
Mobile revenues were boosted during the year by a number of new initiatives, which included:
•	the roll out of high speed wireless services (EV-DO);

•	the i-mode® alliance with more than 200 content sites; and

•	the growth in the use of mobile data products, including BlackBerry* devices.
Internet and IP solutions revenue increased during the year due to:
•	growth in the number of subscribers to our BigPond® broadband product; and

•	growth in our wholesale broadband revenues.
Our advertising and directories revenue increased over the prior year due to the inclusion of a full year of trading activity for the Trading Post Group in fiscal 2005. In addition, further growth was experienced due to the continued take up of our new advertising offerings.
Pay TV bundling increased due to the launch of FOXTEL digital, an increase in the number of services provided and the average spend per subscriber.
In addition to the above drivers of revenue growth, we also strengthened our position in the managed services and information and communication technology market during fiscal 2005, through a number of significant acquisitions. On 19 July 2004, we acquired 100% of the share capital of KAZ Group Limited and its controlled entities (KAZ Group). This acquisition expands our IT services capability, complementing our core strength in telecommunications. Our acquisition of PSINet UK Limited and its controlled entities (PSINet Group) facilitates seamless, converged information communication and technology services internationally. ESA Holding Pty Ltd and its controlled entity, Damovo (Australia) Pty Ltd and related entity, Damovo HK Limited (Damovo Group), were acquired to enable us to provide advanced voice and data communication solutions.
Partially offsetting the sales growth was a decline in PSTN product revenues of $275 million or 3.4% as the market continues to move towards new products and services to satisfy requirements.
Total operating expenses (before borrowing costs and income tax expense) growth of $932 million was mainly attributable to:
•	labour – $475 million or 14.8%; and

•	goods and services purchased – $593 million or 16.7%.
Labour costs increased in fiscal 2005 mainly due to the following:
•	staff taken on as a result of our newly acquired controlled entities;

•	annual salary increases due to enterprise agreements and annual salary reviews;

•	increased use of casual staff to improve customer service and account management; and

•	an increase in the use of overtime and contract and agency payments to improve front of house service and meet growth in field volumes across broadband and pay TV in particular.
Goods and services purchased increased due to the following:
•	purchases of pay TV services to enable us to provide bundled products;

•	higher cost of goods sold due to increased handset sales volumes and growth in broadband modem sales;

•	higher handset subsidies due to the promotions offered in prior periods; and

•	increased usage commissions due to higher prepaid mobile recharge commissions.
Depreciation and amortisation costs grew by 4.2% to $3,766 million in fiscal 2005, primarily due to the growth in communications plant and software asset additions required to support the increasing demand for broadband ADSL services. In addition, depreciation and amortisation increased as a result of our recently acquired controlled entities.

26

The prior year other expenses included IBMGSA contract exit costs of $130 million, recognised on sale of our investment in this entity, and a provision raised against the REACH loan of $226 million, which partially reduced the reported growth in expenses in fiscal 2005.
We have continued to focus on reducing costs throughout the group. As part of our focus on cost reduction we established process owners who are reviewing end-to-end processes. This program has identified cost reductions through a range of Company wide productivity initiatives and significant process improvements. In conjunction with our focus on operating cost efficiencies and other cost initiatives, an operational and strategic review is under way by the newly appointed CEO.
Net borrowing costs increased by 3.4% to $736 million in fiscal 2005, primarily due to increased borrowings to fund the purchase of our recently acquired entities, increased levels of capital expenditure, the payment of dividends and the share buy-back. This has been offset by increased interest received as a result of larger holdings of short term liquid assets. There has also been a benefit from lower interest rates on new and refinanced long term debt.
Income tax expense increased by 5.3% to $1,822 million in fiscal 2005, primarily due to higher reported profit and the impact in the prior year of a $58 million tax benefit arising from the initial adoption of the tax consolidation legislation. Other items that have impacted the year on year comparison include the tax effect of the non deductible provision against the REACH loan in the prior year and increased differences for partnership losses in the current year, resulting in an overall effective tax rate of 29.1% for fiscal 2005.
Financial condition
We continued to maintain a strong financial position, as well as generating growth in free cash flow of 4.6% or $191 million. We have continued to develop our core infrastructure network, acquire strategic investments and increase our returns to shareholders through the special dividend and share buy-back in fiscal 2005.
We have made a number of significant acquisitions during the year to strengthen our operational capabilities and provide additional opportunities for growth. These acquisitions were the KAZ Group, PSINet Group and the Damovo Group. The acquisitions will enable us to capitalise on the expertise of these entities and provide additional opportunities for us to compete in emerging markets. The consideration for these acquisitions amounted to $530 million, with an equivalent amount recognised within the net assets of the group statement of financial position on consolidation.
During fiscal 2005, we formed a 3G joint venture with a major competitor. This arrangement with Hutchison 3G Australia Pty Ltd (H3GA), a subsidiary of Hutchison Telecommunications (Australia) Limited, is to jointly own and operate H3GA’s existing third generation radio access network (RAN) and fund future development. The partnership will fund future construction of 3G RAN assets in proportion to the ownership interest of each joint venture party. The agreements entered into with H3GA create an asset sharing arrangement. As part of this agreement, Telstra purchased a 50% share of H3GA’s existing third generation (3G) radio access network assets. Based on the deferred payment terms, our property, plant and equipment increased by $428 million, representing the present value of the purchase price of $450 million. On acquisition we paid $22 million and recognised $406 million in deferred liabilities, which will be paid in three instalments with the last due 1 July 2006. The joint enterprise will provide opportunities for new revenues for Telstra and H3GA, stimulate growth in 3G service uptake and provide significant savings in 3G network construction capital expenditure and operating expenses, such as site rental and maintenance.
As part of a restructure of REACH in fiscal 2005, Telstra and its joint venture partner, PCCW Ltd (PCCW), entered into an indefeasible right of use (IRU) agreement with REACH. Under this agreement, we, along with PCCW, each paid $205 million (US$157 million) to REACH as consideration for the IRU, whereby REACH allocated its international cable capacity between the two shareholders. As consideration for the IRU, we discharged our capacity prepayment asset in the amount of $187 million (US $143 million), accrued interest on the capacity prepayment of $16 million and accrued interest on the REACH loan of $2 million.
During the year, we completed bond issues in Europe (€1,500 million), Switzerland (CHF300 million), Australia ($1,000 million) and New Zealand (NZ$200 million). The proceeds of our bond issues were used to fund our recently acquired acquisitions, refinance our maturing debt and for other working capital purposes.
During the financial year our credit rating outlook was adjusted by Standard & Poors from stable to negative. This change was generated by the uncertain environment in which we are operating. This is evidenced by the regulatory environment and also the speculation surrounding the privatisation of our company. As a result of this and our debt management, our current credit ratings are as follows:

	Long term	Short term	Outlook
Standard & Poor’s	A+	A1	negative
Moody’s	A1	P1	negative
Fitch	A+	F1	stable
As described in our strategy section following, we have previously announced a capital management strategy whereby we have committed to providing certain returns to shareholders.
Our financial condition has enabled us to execute our capital management program. During fiscal 2005, we returned $1,497 million to shareholders via a special dividend and a share-buy-back. In fiscal 2005, we paid a special dividend of 6 cents per share ($747 million) with our interim dividend and bought back 185,284,669 ordinary shares. In total, 1.47% of our total issued ordinary shares, or 3.0% of our non-Commonwealth owned ordinary shares, were bought back. The cost of the share buy-back comprised the purchase consideration of $750 million and associated transaction costs of $6 million. The ordinary shares were bought back at $4.05 per share, comprising a fully franked dividend of $2.55 per share and a capital component of $1.50 per share.
We reported a strong free cash flow position, which enabled the company to pay increased dividends, fund the acquisition of a number of new entities and complete the off market share buy-back as described. We have sourced cash through ongoing operating activities and through careful capital and cash management.
We continued to increase cash flow from operating activities to $8,163 million for the current year compared with $7,433 million in fiscal 2004. This position was the result of higher sales revenue and continued tight control of expenditure and working capital management.

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directors’ report continued
Cash used in investing activities was $3,809 million, representing an increase of $539 million over the prior year. The increase is mainly attributable to capital expenditure to upgrade our telecommunications networks, eliminate components that are no longer useful and improve the systems used to operate our networks. Investment expenditure in fiscal 2005 totalled $590 million compared with the prior year of $668 million, which was mainly for the acquisition of the KAZ Group, the Damovo Group, and the PSINet Group. Total cash flow before financing activities (free cash flow) increased to $4,354 million compared with $4,163 million in fiscal 2004.
Our cash used in financing activities was $3,512 million, resulting from the funding of dividend payments and the share buy-back, offset by net proceeds from borrowings received from a number of our bond issues.
Investor return and other key ratios
Our earnings per share increased to 35.5 cents per share in fiscal 2005 from 32.4 cents per share in the prior year. This increase is due to improved earnings and a reduction in the number of shares on issue as a result of the off market share buy-back completed during fiscal 2005.
We have declared a final fully franked dividend of 14 cents per ordinary share ($1,742 million) and a fully franked special dividend of 6 cents per ordinary share ($747 million) to be paid with the final dividend, bringing declared dividends per share for fiscal 2005 to 40 cents per share. The prior year declared dividends amounted to 26 cents per share. The dividends paid in fiscal 2005 were 33 cents per share compared with dividends paid in fiscal 2004 of 25 cents per share. We also returned $750 million to shareholders through an off market share buy-back. Other relevant measures of return include the following:
•	Return on average assets – 2005: 20.4% (2004: 19.4%)

•	Return on average equity – 2005: 29.4% (2004: 26.8%)
Return on average assets is higher in fiscal 2005 primarily due to the increased profit previously discussed. Return on average equity is also attributable to higher profits and to the reduced shareholders’ equity resulting from the share buy-back and increased dividend payments in fiscal 2005.
Strategy
We offer a full range of telecommunications products and services throughout Australia and various telecommunications services in certain overseas countries. Our strategy to move forward as the Australian market leader in the industry, involves the management of the following:
•	migration of customer demand from traditional products and services, particularly PSTN, to the emerging products and services of the business, in particular mobiles and broadband internet services;

•	cost and productivity improvements;

•	continual improvement of customer service levels; and

•	alignment of investment with revenue growth drivers.
The effective management of these business areas will require a market based management approach and a change in how the company operates. It also requires a regulatory environment that allows us to compete on an equal basis.
We do face a series of business operating issues that will impact the future results of our Company. These issues range from the potential full privatisation of the Company, regulatory issues, including regulated price caps, and establishing the appropriate business structure to drive future growth.
Growth in sales revenues was led by mobiles, Internet and IP Solutions, solutions management, and advertising and directory services. We continue to focus on maximising revenues from our higher margin traditional products such as PSTN, while managing the shift in customer demand to our lower margin emerging products such as broadband. We have aligned our investment strategies with the new growth areas and continue to focus on identifying cost efficiencies to protect operating margins as far as possible, whilst at the same time improving our customer service levels.
We continue to increase ordinary dividends to our shareholders. In addition, we have improved returns to our shareholders through special dividends and share buy-backs as part of our capital management strategy. Since fiscal 2004, we have adopted the following capital management policies:
•	declaration of ordinary dividends of around 80% of net profit after tax (before any unusual items such as write downs of assets and investments); and

•	the return of $1,500 million to shareholders each year until fiscal 2007 through special dividends and/or share buy-backs, subject to maintaining our target financial parameters.
Industry dynamics
The Australian telecommunications industry is continually changing. In recent times, we have seen the number of mobile handsets in the Australian market continue to grow, as well as the use of mobile services. Most households continue to maintain a basic access line, however PSTN products are increasingly being substituted by wireless products.
The broadband sector is in a significant growth phase as the demand for high speed internet access accelerates. We have seen large increases in broadband subscribers in the last two to three years and a steady fall in prices as providers compete for market share.
Advances in technology continue to underline the telecommunications industry. In recent years, we have seen various new product offerings released to the market, including the provision of high-speed wireless services, third generation (3G) mobile services and other mobile offerings such as i-mode®. Voice services over IP (VoIP) is another area of change for which the industry is preparing. We have recently successfully commissioned and commenced testing our next generation VoIP platform that we believe will offer value added broadband services to our customers in the future. We continue to be at the forefront of these, and other, technology advancements as we have devoted substantial capital to upgrade our telecommunications networks to meet customer demand, particularly for the new product and growth areas.
We are well positioned to focus on these areas of new customer demand by providing a broad range of innovative products with creative and competitive pricing structures.
Sale of the Commonwealth’s remaining interest
The Commonwealth Government has reiterated its commitment to the sale of the Commonwealth’s remaining shares in us. Telstra’s Board and management support the sale by the Commonwealth of the remaining shares in Telstra to complete the privatisation process, but recognise that the decision is one for the Commonwealth to make. The full privatisation of the Company will depend upon a number of factors, including the passing of appropriate legislation through Parliament and market conditions.

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Dividends
The directors have declared a fully franked final dividend of 14 cents per share ($1,742 million) and a fully franked special dividend of 6 cents per share ($747 million). The dividends will be franked at a tax rate of 30%. The record date for the final and special dividends will be 30 September 2005 with payment being made on 31 October 2005. Shares will trade excluding entitlement to the dividend on 26 September 2005.
On 11 August 2005, we also disclosed the intention to pay a fully franked special dividend of 6 cents per share as part of the interim dividend in fiscal 2006. The proposed special dividend is part of the execution of our capital management program. The financial effect of the special dividend will be reflected in the fiscal 2006 financial statements.
During fiscal 2005, the following dividends were paid:

Dividend	Date declared	Date paid	Dividend per share	Total dividend
Final dividend for the year ended 30 June 2004	12 August 2004	29 October 2004	13 cents franked to 100%	$1,642 million

Interim dividend for the year ended 30 June 2005	10 February 2005	29 April 2005	14 cents franked to 100%	$1,742 million

Special dividend for the year ended 30 June 2005	10 February 2005	29 April 2005	6 cents franked to 100%	$747 million
At present, it is expected that we will be able to fully frank declared dividends out of fiscal 2006 earnings. However, the Directors can give no assurance as to the future level of dividends, if any, or of franking of dividends. This is because our ability to frank dividends depends upon, among other factors, our earnings, Government legislation and our tax position.
Significant changes in the state of affairs
There have been no significant changes in the state of affairs of our Company during the financial year ended 30 June 2005.
Likely developments and prospects
The directors believe, on reasonable grounds, that Telstra would be likely to be unreasonably prejudiced if the directors were to provide more information than there is in this report or the financial report about:
•	the likely developments and future prospects of Telstra’s operations; or

•	the expected results of those operations in the future.
Events occurring after the end of the financial year
The directors are not aware of any matter or circumstance that has arisen since the end of the financial year that, in their opinion, has significantly affected or may significantly affect in future years Telstra’s operations, the results of those operations or the state of Telstra’s affairs other than:
•	On 28 June, we announced the acquisition of 100% of the issued share capital of Keycorp Solutions Limited for a cash consideration of $55 million plus transaction costs. This acquisition is subject to approval by the shareholders of Keycorp Solutions Limited’s parent company, Keycorp Limited, and if approved, will be effective from 1 July 2005.

In conjunction with and conditional upon our purchase of Keycorp Solutions Limited, Keycorp Limited announced, subject to shareholder approval, it would use the proceeds from the sale to enable a pro-rata return of capital to shareholders of 41 cents per share. As a shareholder of Keycorp Limited, we are expecting to receive approximately $16 million in returned capital.

Keycorp Solutions Limited is a subsidiary of Keycorp Limited, an associated entity of ours, in which we hold 47.8% of the issued share capital. Keycorp Solutions Limited has previously partnered with us to provide payment transaction network carriage services to customers. In acquiring this entity, we will now provide the services in our own right.

Neither the acquisition nor the return of capital have been recognised in our financial statements as at 30 June 2005.

•	We have appointed Sol Trujillo as our new Chief Executive Officer,effective 1 July 2005. The new CEO is undertaking an operational and strategic review to be completed within 3 to 4 months of his appointment.
Details about directors and executives
Changes to the directors of Telstra Corporation Limited during the financial year and up to the date of this report were:
•	On 20 July 2004, Donald G McGauchie was appointed Chairman of the Board of Directors. On appointment, he replaced John T Ralph who was acting Interim Chairman for the period 14 April 2004 to 20 July 2004;

•	Samuel H Chisholm resigned as Director on 28 October 2004;

•	Zygmunt E Switkowski resigned as CEO and Managing Director on 1 July 2005; and

•	Solomon D Trujillo was appointed CEO and Executive Director on 1 July 2005.
In addition, Anthony J Clark and John T Ralph retired as Directors effective 11 August 2005.
Information about directors and senior executives is provided as follows and forms part of this directors’ report:
•	names of directors and details of their qualifications, experience and special responsibilities are given on pages 24 to 25;

•	details of the directorships of other listed companies held by each director in the past 3 years is provided on pages 24 to 25;

•	number of Board and Committee meetings and attendance by directors at these meetings is provided on page 32;

•	details of directors’ and senior executive shareholdings in Telstra are shown on page 33; and

•	details of directors’ and senior executive emoluments is detailed in the Remuneration report on pages 34 to 47.
Company secretary
The qualifications, experience and responsibilities of our company secretary are provided at page 25 and forms part of this report.
Equity based compensation
Over time, Telstra has provided equity based remuneration through our short term and long term incentive plans and our deferred remuneration plan. Instruments issued under these plans are performance rights, restricted shares, options, deferred shares and incentive shares.

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directors’ report
Performance rights, restricted shares, and options have performance hurdles in place which must be achieved for them to vest. If the performance hurdle is not achieved, they will have nil value and will lapse. Generally, deferred shares will only vest when a specified service period is completed. Half of certain employees’ short term incentive is allocated by way of incentive shares. Generally these instruments will vest progressively over a specified service period from the date of allocation.
For our reporting under Australian generally accepted accounting principles (AGAAP), we recognise an expense for instruments issued when it is certain that there is an actual cost that will be realised by Telstra. The exercise price for performance rights, restricted shares, deferred shares and incentive shares is nominal and we recognise an expense when the funding is provided to purchase shares on market to underpin the instruments. When an employee exercises options, they are required to pay the option exercise price. As a result, when shares are purchased to underpin options, we recognise a receivable in Telstra’s statement of financial position.
For our reporting under United States generally accepted accounting principles (USGAAP), we expense the fair value of all instruments issued at the time of grant. When the Australian equivalent of International Financial Reporting Standard IFRS 2:‘Share based payment’ is adopted as AGAAP, we will apply this standard to the accounting for our option and employee share plans.
In fiscal 2005, we have recognised an expense of $17 million (2004: $19 million) relating to instruments issued during the year for AGAAP and an expense of $15 million (2004: $19 million) under USGAAP.
Refer to note 19 of the financial statements contained in our ‘Annual Report 2005’ for a detailed explanation of all employee share plans and the accounting treatment applied to each.
Directors’and officers’indemnity
Constitution
Our constitution provides for us to indemnify each officer to the maximum extent permitted by law for any liability incurred as an officer provided that:
•	the liability is not owed to us or a related body corporate;

•	the liability is not for a pecuniary penalty or compensation order made by a Court under the Corporations Act 2001; and

•	the liability does not arise out of conduct involving a lack of good faith.
Our constitution also provides for us to indemnify each officer, to the maximum extent permitted by law, for legal costs and expenses incurred in defending civil or criminal proceedings.
If one of our officers or employees is asked by us to be a director or alternate director of a company which is not related to us, our constitution provides for us to indemnify the officer or employee out of our property for any liability he or she incurs. This indemnity only applies if the liability was incurred in the officer’s or employee’s capacity as a director of that other company. It is also subject to any corporate policy made by our chief executive officer. Our constitution also allows us to indemnify employees and outside officers in some circumstances. The terms ‘officer’,‘employee’ and ‘outside officer’ are defined in our constitution.
Deeds of indemnity in favour of directors, officers and employees
Telstra has also executed deeds of indemnity in favour of:
•	directors of the Telstra Entity (including past directors);

•	secretaries and executive officers of the Telstra Entity (other than Telstra Entity directors) and directors, secretaries and executive officers of our wholly owned subsidiaries;

•	directors, secretaries and executive officers of a related body corporate of the Telstra Entity (other than a wholly owned subsidiary) while the director, secretary or executive officer was also an employee of the Telstra Entity or a director or employee of a wholly owned subsidiary of the Telstra Entity (other than Telstra Entity directors);

•	employees of Telstra appointed to the boards of other companies as our nominees; and

•	employees (including executive officers other than directors) involved in the formulation, entering into or carrying out, of a Telstra Sale Scheme (as defined in the Telstra Corporation Act 1991 (Cwth)).
Each of these deeds provides an indemnity on substantially the same terms as the indemnity provided in the constitution in favour of officers. The indemnity in favour of directors also gives directors a right of access to Board papers and requires Telstra to maintain insurance cover for the directors.
The indemnity in favour of employees relating to Telstra Sale Schemes is confined to liabilities incurred as an employee in connection with the formulation, entering into or carrying out, of a Telstra Sale Scheme.
Directors’ and officers’ insurance
Telstra maintains a directors’ and officers’ insurance policy that, subject to some exceptions, provides worldwide insurance cover to past, present or future directors, secretaries or executive officers of the Telstra Entity and its subsidiaries. Telstra has paid the premium for the policy. The directors’ and officers’ insurance policy prohibits disclosure of the premium payable under the policy and the nature of the liabilities insured.
Environmental regulation and performance
Performance in relation to particular and significant environmental legislation
Telstra’s operations are subject to some significant environmental regulation under Commonwealth, State and Territory law, particularly with regard to:
•	the impact of the rollout of telecommunications infrastructure;

•	site contamination; and

•	waste management.
Telstra has established procedures to monitor and manage compliance with existing environmental regulations and new regulations as they come into force.
The directors are not aware of any significant breaches of environmental regulation during the financial year.
Legal and Regulatory Compliance
Telstra is committed to conducting its businesses in compliance with all of its legal and regulatory obligations. Compliance with these obligations is not just a legal requirement but is integral to Telstra’s commitment to its employees, customers, shareholders and the community.
The Board is responsible for requiring appropriate compliance frameworks and controls to be in place and operating effectively for compliance with relevant laws, regulations and industry codes. The Audit Committee has been delegated specific responsibility for reviewing Telstra’s approach to achieving compliance with laws, regulations and associated industry codes in Australia and overseas and the oversight of compliance issues. This oversight is facilitated by the preparation of a quarterly compliance report summarising significant compliance initiatives and issues across the Company.

30

Telstra has a number of compliance programs in place to address specific legal and regulatory obligations. These include programs directed to health, safety and environment, equal employment opportunity, privacy, trade practices and industry regulation.
The principles of the Australian Standard on Compliance Programs, AS 3806, have been incorporated into these programs and a number of programs, including the privacy compliance program, are subject to periodic, independent external audits which are intended to ensure that the Company’s approach is comprehensive, robust and rigorous.
This program based approach at a corporate level is supported by a network of managers and other personnel at the business unit level with specific responsibility for the implementation of the compliance programs within the business units. This structure has been designed with the aim of ensuring that each business unit’s operations are conducted in accordance with Telstra’s obligations. This is achieved through a focus on policies, procedures and work instructions that is intended to ensure that Telstra and its employees achieve transparent compliance with these obligations. There is a complementary focus on training, dissemination of information and monitoring of compliance outcomes.
These initiatives reflect the Company’s commitment to maintaining a strong compliance record and reducing the risk of future legal and regulatory compliance issues.
Audit and non-audit services
The Auditor-General and Ernst & Young are authorised to perform all ‘audit services’, being an examination or review of the financial statements of the Company in accordance with the laws and rules of each jurisdiction in which filings are made for the purpose of expressing an opinion on such statements. The Audit Committee approves the provision of audit services as part of the annual approval of the audit plan. Where additional audit services not contemplated in the annual audit plan are subsequently deemed to be necessary during the course of the year, the provision of these services is separately approved by the Audit Committee prior to commencement of the services.
The Auditor-General does not provide non-audit services. Telstra does not engage Ernst & Young to perform any of the following non-audit services:
•	bookkeeping services and other services related to preparing Telstra’s accounting records of financial statements;

•	financial information system design and implementation services;

•	appraisal or valuation services, fairness opinions, or contribution in kind reports;

•	actuarial services;

•	internal audit services;

•	management function or human resources;

•	broker or dealer, investment adviser, or investment banking services; and

•	legal services or expert services unrelated to the audit.
In addition, Ernst & Young does not provide taxation advice of a strategic or tax planning nature.
All other non-audit services may only be provided by Ernst & Young if the Audit Committee and the Auditor-General have expressly approved the provision of the non-audit service prior to commencement of the work, and the performance of the non-audit service will not cause the total annual revenue to Ernst & Young from non-audit work to exceed the aggregate annual amount of Ernst & Young’s audit fees. The Audit Committee will not approve the provision of a non-audit service by Ernst & Young if the provision of the service would compromise Ernst & Young’s independence.
The Audit Committee expects the Auditor-General and requires Ernst & Young to submit annually to the Audit Committee a formal written statement delineating all relationships between the Auditor-General,Ernst & Young and Telstra and its controlled entities.The statement includes a report of all audit and non-audit fees billed by the Auditor-General and Ernst & Young in the most recent fiscal year,a statement of whether the Auditor-General and Ernst & Young are satisfied that the provision of the audit and any non-audit services is compatible with auditor independence and a statement regarding the Auditor General’s and Ernst & Young’s internal quality control procedures.
A copy of the independence of the auditor declaration is set out on page 33 and forms part of this report. The Audit Committee considers whether Ernst & Young’s provision of non-audit services to the company is compatible with maintaining the independence of Ernst & Young. The Audit Committee also submits annually to the Board a formal written report describing any non-audit services rendered by Ernst & Young during the most recent fiscal year, the fees paid for those non-audit services and explaining why the provision of these non-audit services is compatible with auditor independence. If applicable, the Audit Committee recommends that the Board take appropriate action in response to the Audit Committee’s report to satisfy itself of Ernst & Young’s independence.
Details of amounts paid or payable to the auditor for non-audit services provided during the year are located in note 3(b) to our financial statements, contained in our ‘Annual Report 2005’.
For the reason set out above, the directors are satisfied that the provision of non-audit services by the external auditor during the year ended 30 June 2005 is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.
Rounding of amounts
The Telstra Entity is a company of the kind referred to in the Australian Securities and Investments Commission class order 98/100,dated 10 July 1998 and issued pursuant to section 341(1) of the Corporations Act 2001.As a result, amounts in this report and the accompanying financial report have been rounded to the nearest million dollars,except where otherwise indicated.
This report is made in accordance with a resolution of the directors.
Donald McGauchie
Chairman

11 August 2005

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directors’ report continued
Directors’profiles
As at 11 August 2005, our directors were as follows:

			Year of initial	Year last
Name	Age	Position	appointment	re-elected(1)
Donald G McGauchie	55	Chairman	1998	2003
John T Ralph(2)	72	Deputy Chairman	1996	2003
Solomon D Trujillo(3)	53	CEO and Executive Director	2005	—
Anthony J Clark(4)	66	Director	1996	2002
John E Fletcher	54	Director	2000	2003
Belinda J Hutchinson	52	Director	2001	2004
Catherine B Livingstone	49	Director	2000	2002
Charles Macek	58	Director	2001	2004
John W Stocker	60	Director	1996	2003

(1)	Other than the chief executive officer, one third of directors are subject to re-election by rotation each year.

(2)	John T Ralph retired as a Director on 11 August 2005.

(3)	Solomon D Trujillo was appointed as CEO and Executive Director on 1 July 2005.

(4)	Anthony J Clark retired as a Director on 11 August 2005.
A brief biography for each of the directors as at 11 August 2005 is presented on pages 24 to 25.
Directors’meetings
Each director attended the following Board and committee meetings during the year as a member of the Board or relevant committee:

	Board		Committees (11)
					Nominations and
Name			Audit		Remuneration(7)		Technology
	a	b	a	b	a	b	a	b
D G McGauchie(1)	13	13	—	—	9	9	—	—
J T Ralph(4)	13	12	5	4	9	8	—	—
Z E Switkowski(5)	11	11	—	—	—	—	3	3
S H Chisholm(2)	6	6	—	—	—	—	—	—
A J Clark(3)	13	10	2	2	—	—	—	—
J E Fletcher(9)	13	12	—	—	8	7	—	—
B J Hutchinson(6)	13	13	2	2	—	—	—	—
C B Livingstone	13	13	5	5	—	—	3	3
C Macek(10)	13	12	5	5	9	8	—	—
J W Stocker(8)	13	13	5	5	1	1	3	3

Column a: number of meetings held while a member.

Column b: number of meetings attended.

(1)	Appointed as Chairman of the Board on 20 July 2004. Served as Chairman of Nominations and Remuneration Committee from 3 December 2003 to 23 March 2005. Appointed Chairman of Nomination Committee on 23 March 2005 following the division of the Nominations and Remuneration Committee.

(2)	Retired as a Director on 28 October 2004.

(3)	Resigned from the Audit Committee on 7 February 2005.

(4)	Resumed as a member of the Audit Committee from 20 July 2004 after completing role as interim Chairman.

(5)	Two board meetings throughout the year were held for non-executive directors only — Dr Switkowski was therefore not required to attend these meetings. Resigned as Chief Executive Officer and Managing Director on 1 July 2005.

(6)	Appointed as a member of the Audit Committee on 10 February 2005.

(7)	The Nominations and Remuneration Committee divided into two committees (Nomination Committee and Remuneration Committee) on 23 March 2005. Subsequent to this date there was one meeting held by each of the Nomination Committee and the Remuneration Committee. D G McGauchie, C Macek and J E Fletcher attended each of these meetings, J Ralph was an apology at both meetings.

(8)	Resigned from the Nominations and Remuneration Committee on 11 August 2004.

(9)	Appointed to the Nominations and Remuneration Committee on 11 August 2004.

(10)	Appointed Chairman of Remuneration Committee on 23 March 2005 following the division of the Nominations and Remuneration Committee.

(11)	Committee meetings are open to all Directors to attend in an ex officio capacity.

32

Directors’and senior executives’shareholdings in Telstra
As at 11 August 2005:

Directors		Number of shares held
	Direct interest	Indirect interest(1)	Total
Donald G McGauchie	—	41,445	41,445
John T Ralph	1,000	82,541	83,541
Solomon D Trujillo	—	—	—
Anthony J Clark	10,000	45,026	55,026
John E Fletcher	—	52,934	52,934
Belinda J Hutchinson	37,111	29,996	67,107
Catherine B Livingstone	10,400	18,184	28,584
Charles Macek	—	42,005	42,005
John W Stocker	800	89,067	89,867

(1)	Shares in which the director does not have a relevant interest, including shares held by director related entities, are excluded from indirect interests.

Senior executives		Number of shares held
	Direct interest	Indirect interest	Total
Bruce Akhurst	7,780	54,711	62,491
Douglas Campbell	9,700	27,500	37,200
David Moffatt	600	3,100	3,700
Ted Pretty	—	2,400	2,400
Michael Rocca	12,000	—	12,000
Bill Scales	8,516	1,400	9,916
Deena Shiff	5,680	8,800	14,480
John Stanhope	6,980	3,960	10,940
David Thodey	12,462	5,800	18,262
Auditor’s independence declaration
to the Directors of Telstra Corporation Limited
In relation to my audit of the financial report of Telstra Group (comprising Telstra Corporation Limited and the entities it controlled during the year) for the year ended 30 June 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.
Ian McPhee
Auditor-General

11 August 2005
Canberra, Australia

www.telstra.com.au/abouttelstra/investor 33

remuneration report
The directors present the remuneration report prepared in accordance with Section 300A of the Corporations Act 2001 for the Telstra Group for the financial year ended 30 June 2005.
Introduction
Our remuneration policy is designed to link the remuneration of the CEO and senior executives with our performance.
The CEO and senior executives’ remuneration is linked to both our short and long-term performance through:
•	the short-term incentive (STI) plan, where individuals are assessed against a combination of quantitative and qualitative measures of performance over the past year; and

•	the long-term incentive (LTI) plan through the use of performance rights, all of which have long-term performance measures which ensure the rights can only be exercised when the Company achieves previously set targets.
The non-executive directors’ remuneration is not linked to short-term performance, as the focus of the Board is on governance and the longer-term strategic direction of the Company. As such, part of their remuneration is delivered as shares, through Telstra’s Directshare plan.
In this report we explain the policy and structure of the remuneration of:
•	non-executive directors; and

•	the CEO and senior executives.
Each section includes an explanation of how the remuneration is calculated as well as a table showing actual figures. For the purpose of this report the senior executives are the Group Managing Directors reporting to the CEO.
Non-executive directors
Remuneration policy
Non-executive directors are remunerated with fees which are not linked to performance to preserve their independence. The total fee pool is approved by shareholders.
Our non-executive directors are remunerated in accordance with our constitution, which provides for the following:
•	an aggregate limit of fees is set and varied only by approval of a resolution of shareholders at the annual general meeting; and

•	the Board determines how those fees are allocated among the directors within the fee pool.
The current fee pool of $1,320,000 was approved by shareholders at the November 2003 annual general meeting, and remains unchanged. Since 2003, there has been a significant shift in director fees in the Australian market due to the increased time and responsibility required of non-executive directors. Based on independent remuneration advice, these market changes have resulted in a decline in the competitiveness of our current fee pool over this period.
In order to maintain their independence and impartiality, the remuneration of the non-executive directors is not linked to the performance of the Company, except through their participation in the Directshare plan which is explained below.
In determining the fee pool and individual director fee levels, the Remuneration Committee makes recommendations to the Board, and in the case of the fee pool, the Board recommends to shareholders taking into account:
•	the Company’s existing remuneration policies;

•	independent professional advice;

•	the fee pool of other comparable companies;

•	fees paid to individual directors by comparable companies;

•	the general time commitment and responsibilities involved;

•	the risks associated with discharging the duties attaching to the role of director; and

•	the level of fees necessary to attract and retain directors of a suitable calibre.
Remuneration structure 2004/05
Non-executive directors receive a total remuneration package based on their role on the Board and committee memberships. Non-executive directors must sacrifice at least 20% of their fees into Telstra shares to align their interests with those of our shareholders.
The Board determines the non-executive directors’ annual fees (total remuneration package or TRP). The TRP paid to each director is determined according to their role on the Board and committee memberships, as set out below.
Board fees
Board members are paid the following fees.

•	Chairman	$308,000
•	Deputy Chairman	$154,000
•	Director	$88,000
These amounts were approved by the Board effective 1 July 2004.
Committee fees
Board members, excluding the Chairman and Deputy Chairman, are paid the following additional fees for service on Board committees.

•	Audit Committee Chairman	$50,000
•	Audit Committee member	$25,000
•	Remuneration Committee Chairman	$10,000
•	Remuneration Committee member	$5,000
•	Nomination Committee member	$5,000
•	Technology Committee Chairman and member	$5,000
These amounts were approved by the Board effective 1 April 2005. The Board considers these fees appropriate given the additional time requirements of committee members, the complex matters before these committees and, in the case of the Audit Committee, an increased number of committee meetings and governance requirements.
The total of all fees paid to non-executive directors in fiscal 2005 remains within the current fee pool approved by shareholders.
Components of the total remuneration package
The Board has determined that a non-executive director’s TRP will consist of three components: cash, shares (through the Directshare plan) and superannuation. Each year directors are asked to specify the allocation of their TRP between these three components, subject to the following thresholds:
•	at least 30% must be taken as cash;

•	at least 20% must be taken as Directshares; and

•	the minimum superannuation guarantee, where applicable.
The Board will continue periodically to review its approach to the non-executive directors’remuneration structure to ensure it compares with general industry practice and best practice principles of corporate governance.

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Equity compensation – Directshare
Directshare forms part of our overall remuneration strategy and aims to encourage a longer-term perspective and to align the directors’ interests with those of our shareholders.
Through our Directshare plan, non-executive directors are required to sacrifice a minimum of 20% of their TRP towards the acquisition of restricted Telstra shares. The shares are purchased on-market and allocated to the participating non-executive director at market price. The shares are held in trust and are unable to be dealt with for five years unless the participating director ceases to be a director of Telstra.
Non-executive directors may state a preference to increase their participation in the Directshare plan. Where this occurs, the non-executive director takes a greater percentage of TRP in Telstra shares, and the cash component is reduced to the same extent. As the allocation of Directshares is simply a percentage of the non-executive director’s TRP it is not subject to the satisfaction of a performance measure.
Directors are restricted from entering into arrangements which effectively operate to limit the economic risk of their security holdings in shares allocated under the Directshare plan during the period the shares are held in trust.
Superannuation
Mandatory superannuation contributions are included as part of each director’s TRP and directors may state a preference to increase the proportion of their TRP taken as superannuation subject to legislative requirements.
Other benefits
In accordance with Board policy,and as permitted under Rule 16.4 of our Constitution,directors also receive reimbursement for reasonable travelling, accommodation and other expenses incurred in travelling to or from meetings of the Board or committees,or when otherwise engaged on the business of the Company.We also provide directors with telecommunications and other services and equipment to assist them in performing their duties.From time-to-time,we may also make products and services available to directors without charge to allow them to familiarise themselves with our products and services and recent technological developments.
To the extent any of these items are considered a personal benefit to a director, the value of the benefit is included in the ‘non-monetary benefits’ column in figure 1.
Details of non-executive directors’remuneration
The following table provides the details of all remuneration paid to our non-executive directors in fiscal 2005.
Figure 1: Non-executive directors’remuneration details

	Primary benefits			Post Employment	Equity	Other	Total
	Salary	Non-	Super-	Retirement
	and fees	monetary	annuation	benefits		Other
	(1)	(2)		accrued	Directshare	fees
Name	($)	($)	($)	($)	($)	($)	($)
Donald G McGauchie(3) – Chairman	225,503	2,317	11,484	195,396	60,054	2,837 (4)	497,591
John T Ralph(5) – Deputy Chairman	131,559	2,253	— (6)	79,940	30,703	—	244,455
Samuel H Chisholm(7) – Director	—	—	—	—	—	—	—
Anthony J Clark – Director	69,357	2,753	8,493	48,811	19,463	—	148,877
John E Fletcher – Director	43,795	3,015	6,705	35,603	40,000	—	129,118
Belinda J Hutchinson – Director	70,065	2,253	6,692	32,004	19,189	—	130,203
Catherine B Livingstone – Director	77,764	2,253	8,537	46,216	21,575	—	156,345
Charles Macek – Director	79,584	2,057	8,717	40,160	22,075	—	152,593
John W Stocker – Director	71,975	2,253	6,478	73,130	52,173	—	206,009

Total	769,602	19,154	57,106	551,260	265,232	2,837	1,665,191

(1)	Includes fees for membership on Board committees. Details of committee memberships and meeting attendances is provided on page 32.

(2)	Includes the value of the personal use of products and services.

(3)	Mr McGauchie was appointed Chairman on 20 July 2004.

(4)	This amount was paid to Mr McGauchie for membership of the Telstra Country Wide (TCW) Advisory Board and is for contribution of services in addition to his Board duties. Payment of fees for membership of the TCW Advisory Board ceased on Mr McGauchie’s election as Chairman.

(5)	Mr Ralph was appointed as Interim Chairman from 14 April 2004 to 20 July 2004.

(6)	Under current superannuation legislation Mr Ralph does not receive superannuation benefits as he has passed his 70th birthday.

(7)	Mr Chisholm declined to receive directors fees. Mr Chisholm resigned from the Telstra Board on 28 October 2004.

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remuneration report continued
Retirement benefits
We do not provide retirement benefits for new directors appointed to the Board after 30 June 2002. However, non-executive directors appointed before that date remain eligible to receive retirement benefits on retiring as a director of Telstra.
Directors who have served 9 years or more are entitled to receive a maximum amount equal to their total remuneration in the preceding 3 years. Directors who have served less than 9 years but more than 2 years are entitled to receive a pro-rated amount based on the number of months they served as a director.
Figure 2 shows the increase in retirement benefits payable to our non-executive directors appointed before 30 June 2002 and the value of the payment to the director if he or she had retired on 30 June 2005.
Figure 2: Non-executive directors’increases in retirement benefits

Name	Balance as at	Increase during	Payment to director if they
	2004	fiscal 2005	had retired on 30 June 2005
	($)	($)	($)
Donald G McGauchie	145,277	195,396	340,673
John T Ralph	371,735	79,940	451,675
Samuel H Chisholm	—	—	—
Anthony J Clark	223,882	48,811	272,693
John E Fletcher	90,535	35,603	126,138
Belinda J Hutchinson	71,790	32,004	103,794
Catherine B Livingstone	96,858	46,216	143,074
Charles Macek	77,789	40,160	117,949
John W Stocker	269,046	73,130	342,176
CEO and senior executives
Remuneration policy
The Remuneration Committee regularly reviews the strategy, structure and policy for CEO and senior executive remuneration.
Responsibility for reviewing and recommending to the Board the remuneration strategy and structure for Telstra’s CEO and senior executives lies with the Remuneration Committee (until recently known as the Nominations & Remuneration Committee).
The Committee’s policy is that executive remuneration should:
•	reflect the size and scope of the role and be market competitive in order to attract and retain talent;

•	be linked to the financial and operational performance of the Company;

•	be aligned with the achievement of the Company’s long-term business objectives; and

•	be differentiated based on individual performance.
The Committee reviews the structure of the remuneration packages of the CEO and senior executives on a periodic basis and takes into account:
•	remuneration practices in other major corporations in Australia (both in terms of salary levels and the ratio between fixed and ‘at risk’ components); and

•	a range of macro-economic indicators used to determine likely movements in broad salary rates.
Any decision made by the Remuneration Committee concerning an individual executive’s remuneration is made without the executive being present.

In 2004 the Committee engaged an independent consultant to provide advice directly to it on the remuneration policy and the levels of remuneration for comparable roles in other major corporations in Australia.
For fiscal 2005, the CEO was responsible for reviewing and determining the remuneration of the company secretary. However, the remuneration policy described in this report in relation to the senior executives and the discussion of the relationship between that policy and our performance applies to the company secretary. The company secretary participates in the STI plan and the LTI plan on the terms set out in this report.
Remuneration structure 2004/05
There are three main components to the remuneration structure, some aspects of these have changed since last year as a result of the changes to deferred remuneration outlined below; the apportionment between fixed and ‘at risk’ components reflect the role of the individual.
For fiscal 2005, the remuneration structure for the CEO and senior executives consisted of:
•	fixed remuneration;

•	short-term incentive (at risk); and

•	long-term incentive (at risk).

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How remuneration is apportioned between fixed and ‘at risk’ remuneration
Figure 3 below shows the maximum level of reward for the CEO, Group Managing Directors and Corporate Group Managing Directors (being our most senior and highly remunerated executives) should they achieve the stretch level of performance for the ‘at risk’ elements of their remuneration. Actual remuneration received for fiscal 2005 was dependent on the actual performance of the Company and the individual. Achievement of the stretch level of performance requires significant high levels of performance of the Company, and them personally.
The ‘at risk’ components of an executive’s remuneration package are calculated by reference to their fixed remuneration. If no STI or LTI gateway targets are passed, the executive receives 100% of fixed remuneration and 0% of their ‘at risk’ remuneration.
Figure 3: Remuneration components of the CEO and senior executives for fiscal 2005

Role	Fixed	Maximum	Maximum	Maximum
	remuneration	STI achievable	LTI achievable	total package
		% of fixed remuneration
Chief Executive Officer	100%	180%	120%	400%
Group Managing Directors	100%	126%	60%	286%
Corporate Group Managing Directors(1)	100%	72%	60%	232%

(1)	Corporate Group Managing Directors are those responsible for internal functions of the business, namely finance and administration and regulatory, corporate and human relations.
Fixed remuneration
Fixed remuneration is made up of guaranteed salary (including salary sacrifice benefits and any applicable fringe benefits tax) and superannuation. An individual’s fixed remuneration is generally set once a year as part of the Company-wide remuneration review.
The CEO and senior executives must contribute to superannuation from their fixed remuneration in accordance with the superannuation guarantee legislation. They may increase the proportion of their fixed remuneration taken as superannuation, subject to legislative requirements.
As a result of the Remuneration Committee’s periodic review during the year ended 30 June 2004, the Board decided to change the remuneration structure and re-balance the arrangements for the year ended 30 June 2005.
As foreshadowed last year, the practice of providing deferred remuneration, which was regarded as fixed remuneration generally subject to continued employment with the Company for three years, has been discontinued. These changes resulted in the value of the ‘fixed deferred’ remuneration being distributed into fixed remuneration and the remuneration value of the short-term incentive payment. The Board believes that these changes are in line with contemporary Australian and global market practice, and strengthen the link between remuneration and our performance. As a result, a greater proportion of the total package for the CEO and senior executives is at risk. This means that the CEO and senior executives are able to earn significant rewards only if superior operational and organisational performance linked to pre-determined company measures and targets are achieved.
Short-term incentive (STI)
The STI plan rewards the CEO and senior executives for meeting or exceeding specific annual business objectives linked to the annual business plan at the Company, business unit and individual level.
Measures and targeted achievement levels are reviewed each year to reflect changes in business priorities for the forthcoming year. Achievement at the stretch targets for Company, business unit and individual measures will generally result in the maximum STI payment being received. However, achievement of the maximum STI payment requires significant performance above what would normally be expected by the individual and the Company. This is discussed in more detail in the section titled ‘How rewards are linked to performance’.
Components of the STI: cash and rights
The value received under the annual STI plan is delivered half in cash and half as rights to Telstra shares. The rights vest in equal amounts over the following three years at 12 month intervals.
The Telstra Growthshare Trust (Trust) administers the STI Equity plan. The Trust buys the shares on-market and holds the shares in trust until they vest. The CEO and senior executives do not hold any beneficial interest in the shares until they are released by the Trust.
Dividends on the shares are paid to the Trust, not to the CEO or senior executive concerned. When shares vest the allocation is adjusted to include an additional number of shares to reflect the dividends forgone. The additional number of shares is calculated by using the full value of the dividends attributable to the shares from the date of allocation to the vesting date divided by the volume weighted average share price over the five days prior to the date of vesting.
The Board is of the opinion that the delivery of rights will increase the focus on the Company’s performance and by facilitating share ownership in Telstra by the CEO and senior executives, better align their interests with those of our shareholders.
How the STI is calculated
The STI plan is based on a range of Company financial, organisational and individual performance measures and targets and was approved by the Board.
The plan focuses on the Company performance measures of:
•	EBIT growth;

•	revenue growth;

•	customer retention; and

•	(for the CEO) underlying EBITDA margin.

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remuneration report continued
These measures were used to calculate 80% of the CEO’s maximum achievable STI value in fiscal 2005 and 41.7% of the senior executives’ maximum achievable STI value.
The remaining 20% of the CEO’s maximum STI value is based on measures of customer service, employee opinion survey results and individual, measurable key performance indicators in line with business priorities determined by the Board.
The remaining 58.3% of the senior executives’ maximum achievable STI value is based on:
•	achievement of their respective business unit financial performance measures (33.3%);

•	key business unit customer service measures (12.5%); and

•	performance against individual, measurable key performance indicators (12.5%) which further support the improved operation of the business unit, as agreed with the CEO.
Each of these measures was chosen because the Board considers that it will drive company performance and shareholder returns.
The company secretary’s maximum achievable short term incentive value is based on Company measures (42.9%) of revenue growth, EBIT growth and customer retention, business unit measures (31.4%) of EBIT, cashflow and customer service and performance against individual priorities (25.7%).
Required performance levels
Each measure includes a gateway performance level, a target level, and a stretch target. This is illustrated in figure 4. The gateway must be reached before any value can be attributed to each measure. The target level of performance represents challenging but achievable levels of performance. Achievement of the stretch target requires significant performance above and beyond normal expectations and will result in significant improvement in key operational areas.
Figure 4: Performance level and value received

	% of STI received for	% of STI received for
Performance level	financial measure	other measure
Below target	0%	0%
Gateway	25%	33.3%
Above gateway	50%	66.7%
Stretch target	100%	100%*

*	Stretch targets are set at levels requiring a significant increase in performance which the board believes represent a major improvement for those performance measures.
The Board’s decision-making process
At the end of the financial year, the Board considers the Company’s audited financial results and the results of the other specific measures set by the Board and then assesses the executives’ performance against these measures and determines the amount of the STI payable based on performance against the plan.
The CEO is not involved in any of the decision-making relating to the STI payment to him.
Long-term incentive (LTI)
The Board annually invites the CEO and senior executives to participate in the LTI plan, which is designed to reward the creation of sustainable shareholder wealth over a 3-5 year period.
The equity instrument used to deliver the LTI, the performance measures and allocation levels are periodically reviewed by the Remuneration Committee and approved by the Board. This review and approval process is also in place for assessing the achievement against performance measures and determining whether the LTI equity has vested.
Components of the LTI: performance rights
The equity instrument used for the LTI has changed over time, and in the past has included options and restricted shares. The equity used in fiscal 2005 was ‘performance rights’, which are the right to acquire a Telstra share for nominal consideration when a specified performance measure is achieved. The performance rights are administered through the Telstra Growthshare Trust.
How the LTI is calculated at allocation
The number of performance rights allocated each year is based on the value calculated as a percentage of fixed remuneration as detailed in figure 3 above. To determine the number of performance rights allocated, the value of the LTI at the stretch performance level for each senior executive is divided by the volume weighted average price of Telstra shares over the 5 trading days before allocation.
The full market value of a Telstra share is used when we allocate performance rights. This differs from the accounting value under the executive remuneration table in figure 12, which reflects the amortised accounting valuation of these rights and any other LTI equity granted in prior years.
The value of the LTI at vesting
The actual value that an executive will receive will be determined by the number of equity instruments that vest upon achievement of the applicable performance measure multiplied by the market value of the shares at that time less any exercise price payable. This value is likely to be different from the values at allocation and the values disclosed in the remuneration table under figure 12.
Exercising performance rights
A performance right can only be exercised (that is, a share is delivered to the executive) when the specified performance measure is achieved. Where a right remains unexercised at the end of 5 years and 3 months from the allocation date, the right will lapse.

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In general terms, if the CEO or a senior executive:
•	resigns and their performance rights are not yet exercisable, those rights will lapse;

•	retires or ceases employment due to death or total permanent incapacity, and their performance rights are not yet exercisable, those rights do not lapse and will be exercisable if the relevant performance measure is met;

•	is made redundant, and their performance rights are not yet exercisable, the number of unvested rights is adjusted to reflect the executive’s service period and will be exercisable if the relevant performance measure is met; or

•	ceases employment with Telstra for any other reason and their performance rights are not yet exercisable, the Board will decide whether those rights should lapse or remain available for exercise if the relevant performance hurdle is met.
Performance measures
The Board approved a change to the LTI plan for fiscal 2005 allocations. Of the allocation, 50% will be subject to a Total Shareholder Return (TSR) performance measure, and 50% will be subject to a new performance measure based on our Earnings Per Share (EPS) growth. These measures operate independently so that if one measure is achieved only the rights subject to that measure will vest.
The introduction of dual performance measures combines a strong external market-based focus through share price growth and dividends (TSR), and an internal non-market-based measure aimed at driving improved Company results and the creation of shareholder wealth (EPS). These performance measures are widely accepted as key drivers of sustainable long-term organisational performance.
TSR performance measure
Rights under the TSR performance measure will vest if Telstra’s 30 day average TSR relative to the 30 day average TSR of the peer group ranks at or above the 50th percentile during the performance period. The performance period runs between the 3rd and 5th anniversary of allocation. The peer group comprises the companies in the S&P ASX200 index, excluding secondary securities and resource stocks from the Energy sector and Metal and Mining Industry, as defined under the S&P Global Industry Classification Standard (GICS).
If the 50th percentile is achieved in Quarter 1 of the performance period then vesting occurs on a linear vesting scale with 50% of the allocation vesting at a 50th percentile ranking (target) and 100% at a 75th percentile ranking (maximum) during the performance period. The 75th percentile represents the stretch target under the LTI plan.
If the 50th percentile is not achieved in Quarter 1 of the performance period then 50% of the allocation will lapse. The remaining 50% will vest if a ranking above the 50th percentile is subsequently achieved during the performance period.
Figure 5: Vesting schedule for TSR performance rights

			TSR ranking between	TSR ranking at or
	TSR ranking below	TSR ranking at 50th	50th and 75th	above 75th percentile
Performance	50th percentile	percentile (gateway)	percentile	(maximum)
Vesting	Nil	50%	Progressive vesting	100%
from 51% to 99%
EPS performance measure
For rights under the EPS performance measure in fiscal 2005, 50% of the allocation will vest if our EPS meets or exceeds the target performance level of 5% annual compound growth for the 3 years preceding the vesting date. If our EPS has grown annually by 10% compound for the same period, the remaining 50% allocation will vest. The 10% annual compound growth represents the stretch target under the LTI plan. A linear vesting scale operates for performance between 5% annual compound growth (gateway) and 10% annual compound growth (maximum). EPS is calculated in accordance with AASB 1027:‘Earnings Per Share’.
Figure 6: Vesting schedule for EPS performance rights

		EPS growth at 5%	EPS growth between	EPS growth at or
Performance	EPS growth below 5%	(gateway)	5% and 10%	above 10% (maximum)
Vesting	Nil	50%	Progressive vesting from	100%
			51% to 99%
Relationship between remuneration policy and the performance of Telstra
Telstra’s remuneration policy aims to achieve a link between the remuneration received by executives, increased earnings and the creation of shareholder wealth. The STI is focused on achieving operational targets and the LTI is focused on achieving long term growth in shareholder wealth.
Shareholder wealth
The total return to an investor over a given period consists of the combination of dividends paid, the movement in the market value of their shares over that period and any return of capital to shareholders, not including buy-backs. During fiscal 2005 the share price has fluctuated between a low of $4.63 and a high of $5.49.
Over the five years to 30 June 2005 we have increased our return to shareholders through dividends by 83% including special dividends. Our total dividends paid per share for the last five years are shown overleaf.

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Figure 7: Share price at year end and dividends paid per share for the last 5 years

	Year ended	Year ended	Year ended	Year ended	Year ended
	30 June 2005	30 June 2004	30 June 2003	30 June 2002	30 June 2001
Share Price ($)	5.06	5.03	4.40	4.66	5.38
Total dividends paid per share (¢)	33.0	25.0	26.0	22.0	18.0
Earnings Per Share (¢)	35.5	32.4	26.6	28.5	31.5
As part of our commitment to improve returns for shareholders, in fiscal 2004 we announced a capital management strategy whereby we will declare ordinary dividends of around 80% of normal profits after tax and return $1.5 billion per annum to shareholders through special dividends and/or share buy-backs each year through to fiscal 2007.
During the five years to 30 June 2005 we undertook two off-market share buy-backs as part of our capital management strategy, and all ordinary shares bought back were subsequently cancelled.
Figure 8: Share buy-backs

		Cost			Franked dividend	Capital
		Purchase	Transaction	Buy-back	component	component
	Number of ordinary	consideration	costs	price per share	per share	per share
Date	shares bought back	$m	$m	$	$	$
24 Nov 2003	238,241,174	1,001	8	4.20	2.70	1.50
15 Nov 2004	185,284,669	750	6	4.05	2.55	1.50
Earnings
Our company’s earnings over the five years to 30 June 2005 are summarised below.
Figure 9: Our 5-year earnings

	Year ending	Year ending	Year ending	Year ending	Year ending
	30 June 2005	30 June 2004	30 June 2003	30 June 2002	30 June 2001
	$m	$m	$m	$m	$m
Sales revenue	22,161	20,737	20,495	20,196	18,679
Net profit available to Telstra Corporation Limited shareholders	4,447	4,118	3,429	3,661	4,058
EBITDA	10,771	10,175	9,170	9,483	9,834
Relationship to executive remuneration
As specified in our remuneration policy, a significant proportion of the CEO and senior executives’ total remuneration is dependent on the achievement of specific short and long-term measures.
Short term incentive
Financial measures represent 80% of the CEO and 41.7% of the senior executive short-term incentive plan for fiscal 2005 and therefore our financial performance directly impacts on the rewards received through the plan. The financial measures:
• provide a strong correlation with our ability to increase shareholder’s returns;
• have a direct impact on our bottom line; and
• are measures over which the executives can exercise control.
The average STI received as a percentage of the maximum achievable payment for the CEO and senior executives for achievement of those short term measures is reflected in the table below.
Figure 10: Average STI payment as a % of maximum payment

	Year ending		Year ending	Year ending	Year ending	Year ending
	30 June 2005		30 June 2004	30 June 2003	30 June 2002	30 June 2001
STI received	54.6	%(1)	31.4%	41.1%	57.6%	31.7%

(1)	This includes both the cash and equity components. While the total equity component is included in determining the above percentage, the value of the rights to Telstra shares granted for the year ended 30 June 2005 will be reflected in remuneration over the next three years as the shares vest over their performance period.

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The above calculation is made by aggregating the actual STI payments made to the CEO and senior executives for the financial year and dividing that by the aggregated maximum achievable payments for those same executives. The result is then expressed as a percentage of the maximum achievable STI payment.
Long term incentive
The actual remuneration value attributed to the CEO and senior executives under the LTI plans over the previous 5 years is reported applying the relevant accounting standards. However, as vesting of any equity allocated under the LTI plans is subject to external performance measures reflecting the dividends returned to shareholders and the movement in Telstra’s share price (except for the August 2004 plan which has an additional measure using EPS), the senior executives may or may not derive any value from these equity instruments.
As at 30 June 2005, the September 1999 plan did not meet the performance hurdle and all instruments had lapsed. The September 2000 plan is currently well below the required performance hurdle. If the performance hurdle is not achieved by 7 September 2005 these instruments will lapse.
The September 2001 plan did not meet the performance hurdle in the first quarter of the performance period and as a result half of all allocations lapsed. The performance hurdle for the 2001 plan was subsequently achieved in fiscal 2005 and the remaining half of the allocations vested.
The LTI plans allocated in fiscal 2003, 2004 and 2005 are yet to enter their respective performance periods but are also currently below the required performance hurdle.
Figure 11 provides a summary of the rewards received by the CEO and senior executives as a result of the LTI performance hurdles being achieved.
Figure 11: Instruments that have vested as a % of target

		Fiscal	Fiscal	Fiscal	Fiscal	Fiscal
		2005	2004	2003	2002	2001
% of allocation which has vested		50% of 2001
		allocation	–	–	–	–
Number vested	Performance rights	455,000	–	–	–	–
	Options	4,755,000	–	–	–	–
Number lapsed	Performance rights and
	restricted shares	593,000	–	–	–	–
	Options	5,573,000	–	–	–	–
Details of senior executives’remuneration
The total remuneration received by each executive, including an understanding of the various components of remuneration, is outlined in the tables below.
Figures 12, 13 and 14 detail the remuneration of our senior executives.
Figure 12 sets out the Primary, Post Employment and Equity remuneration received during the year as calculated under applicable accounting standards. Figure 13 sets out the details of the annual STI for fiscal 2005 and figure 14 sets out the annualised value of the CEO and senior executive allocations under the LTI plan.
Remuneration received in fiscal 2005
Telstra has chosen to disclose the remuneration of nine members of the senior leadership team on the basis that these nine have the greatest management authority within the Company delegated from the CEO. This also includes the CEO and the five highest paid executives in the Telstra Group as required under section 300A of the Corporations Act 2001.

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Figure 12: Senior executives’remuneration

						Equity compensation
						Annualised
		Primary benefits			Post Employment	value of	Annualised
	Salary	Short-term	Non-		Super-	deferred	value of
	and fees(1)	incentive(2)	monetary(3)	Other(4)	annuation(5)	shares (6)	LTI equity(7)	Total
Name	($)	($)	($)	($)	($)	($)	($)	($)
Zygmunt E Switkowski (8) – Chief Executive Officer	1,830,900	1,961,000	24,357	–	101,850	725,912	2,045,313	6,689,332
Bruce Akhurst (9) – Chief Executive Officer, Sensis	927,664	523,600	11,893	–	177,086	196,141	732,594	2,568,978
Douglas Campbell – Group Managing Director, Telstra Country Wide	941,394	310,600	10,149	–	88,356	196,141	732,354	2,278,994
David Moffatt – Group Managing Director, Telstra Consumer & Marketing	1,133,165	248,300	18,781	400,000	11,585	220,968	801,183	2,833,982
Ted Pretty – Group Managing Director, Telstra Technology, Innovation & Products	1,120,581	540,500	22,370	260,000	24,169	224,936	789,217	2,981,773
Michael Rocca – Group Managing Director, Infrastructure Services	735,791	416,600	9,817	–	140,459	145,754	401,479	1,849,900
Bill Scales (10) – Group Managing Director, Regulatory, Corporate & Human Relations	681,167	428,700	9,635	–	117,583	121,946	326,788	1,685,819
Deena Shiff (11) – Group Managing Director, Telstra Wholesale	277,321	295,150	1,326	–	47,680	30,641	102,562	754,680
John Stanhope – CFO and Group Managing Director, Finance & Administration	800,685	240,150	11,398	–	99,065	105,628	365,338	1,622,264
David Thodey – Group Managing Director, Telstra Business & Government	966,890	206,200	8,375	–	52,360	176,235	560,447	1,970,507
TOTAL	9,415,558	5,170,800	128,101	660,000	860,193	2,144,302	6,857,275	25,236,229

(1)	Includes salary, salary sacrifice benefits (excluding salary sacrifice superannuation which is included under Superannuation) and fringe benefits tax.

(2)	Short-term incentive relates to the cash component only for performance in fiscal 2005 and is based on actual performance for Telstra and the individual. For the executives, other than Dr Switkowski and Mr Scales, the remaining 50% of the STI will be provided in the form of rights to Telstra shares in accordance with the STI equity plan. The value of the rights to Telstra shares granted for the year ended 30 June 2005 will be reflected in remuneration over the next 3 years as the shares vest over their performance period. STI payments to Dr Switkowski and Mr Scales will be paid as cash only as their employment relationship with Telstra ceases prior to the allocation of equity.

(3)	Includes the benefit of interest-free loans under TESOP97 and TESOP99 and the value of the personal use of products and services related to Telstra employment.

(4)	Includes payments made to executives for continued service with Telstra as part of their employment contract.

(5)	Represents company contributions to superannuation as well as any additional superannuation contribution made through salary sacrifice by executives.

(6)	The value included in deferred shares relates to the current year amortised value of unvested shares issued in fiscal 2003 and fiscal 2004 under the Deferred Remuneration Plan. No deferred shares were allocated in fiscal 2005 as the plan was discontinued. The value of each share is calculated by applying valuation methodologies as described in note 19 to the financial statements contained in our ‘Annual Report 2005’ and is then amortised over three years.

(7)	The value represents the three different equity instruments detailed in figure 14. The executive only receives value if the performance hurdles are met.

(8)	Dr Switkowski was also an executive director and ceased employment with Telstra on 1 July 2005.

(9)	Mr Akhurst was appointed CEO, Sensis effective 1 January 2005. Prior to that Mr Akhurst was the Group Managing Director, Wholesale, BigPond®, Media and Sensis and Group General Counsel.

(10)	Mr Scales retires on 12 August 2005.

(11)	Ms Shiff was appointed Group Managing Director, Wholesale effective 1 January 2005. Prior to that, Ms Shiff was the Managing Director, Wholesale. In accordance with relevant accounting standards only remuneration from the date of Ms Shiff’s commencement as a Group Managing Director is included above.

42

Short term incentive for 2005
With the exception of Dr Switkowski and Mr Scales, the values of the actual STI payment shown in figure 12 represent the 50% cash component. The remaining 50% of the STI payment will be provided as rights to Telstra shares through the annual STI equity plan. In accordance with the accounting standards the value of the STI equity will be amortised over the next three years following allocation. Figure 13 provides the full value, both cash and equity, which executives received through the STI plan in fiscal 2005.
Figure 13: STI for fiscal 2005

	Maximum potential	Actual STI(2)
	STI(1) – both cash and	– both cash and
	equity components	equity components	% of the maximum
Name	($)	($)	potential (3)
Zygmunt E Switkowski	3,764,000	1,961,000	52.1%
Bruce Akhurst (4)	1,479,600	1,047,200	70.8%
Douglas Campbell	1,353,600	621,200	45.9%
David Moffatt	1,504,800	496,600	33.0%
Ted Pretty	1,504,800	1,081,000	71.8%
Michael Rocca	1,177,200	833,200	70.8%
Bill Scales	622,800	428,700	68.8%
Deena Shiff (5)	819,000	590,300	72.1%
John Stanhope	709,200	480,300	67.7%
David Thodey	1,364,400	412,400	30.2%

(1)	The Board may determine the minimum value of the short term incentive to be $nil where the performance fails to meet the specified threshold levels.

(2)	Short-term incentive relates to performance for the year ended 30 June 2005 and is based on actual performance for Telstra and the individual. Payment is provided in the form of 50% cash and 50% as rights to Telstra shares in accordance with the 2005 STI Equity plan. STI payments to Dr Switkowski and Mr Scales will be paid as cash only as their employment relationship with Telstra will cease prior to the allocation of equity.

(3)	Where the actual STI payment is less than the maximum potential, the difference is forfeited and does not become payable in subsequent years.

(4)	Mr Akhurst was appointed to the role of CEO Sensis effective 1 January 2005, but is still regarded as Group Managing Director level for remuneration purposes.

(5)	Ms Shiff was appointed to the role of Group Managing Director, Wholesale effective 1 January 2005.
Long term incentive valuations
The following table provides the amortised accounting value of all LTI equity instruments. This includes allocations made in fiscal 2001, 2002, 2003, 2004 and 2005. Although these values appear in figure 14, apart from the September 2001 plan, the executives have not derived any value from these instruments as at 30 June 2005.
During fiscal 2005 the restricted shares and options allocated in fiscal 2000 lapsed as the performance measure was not satisfied during the performance period. As a result, the value attributed to these instruments only reflects the notional value until 13 September 2004 when they lapsed.
Half of the performance rights and options allocated under the September 2001 plan lapsed because the performance measure was not met during the first quarter of the performance period. The minimum performance measure was achieved in a subsequent quarter and the remaining allocations of performance rights and options vested to the participants.
Allocations for fiscal 2002, 2003, 2004 and 2005 are also subject to performance measures and therefore the CEO and senior executives may or may not derive value from the allocations.

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remuneration report continued
Figure 14: Amortised accounting value of all LTI equity for the year ending 30 June 2005

	Amortised value of LTI equity allocations (1) (2)
	Options (3) (4)	Performance rights (4)	Restricted shares (3)	Total
	($)	($)	($)	($)
Zygmunt E Switkowski	772,731	1,191,643	80,939	2,045,313
Bruce Akhurst	345,383	354,173	33,038	732,594
Douglas Campbell	352,391	343,609	36,354	732,354
David Moffatt	380,380	390,643	30,160	801,183
Ted Pretty	387,991	396,424	4,802	789,217
Michael Rocca	141,424	248,585	11,470	401,479
Bill Scales	106,340	216,828	3,620	326,788
Deena Shiff	44,076	56,676	1,810	102,562
John Stanhope	134,511	218,175	12,652	365,338
David Thodey	241,368	319,079	–	560,447

(1)	The value of each instrument is calculated by applying option valuation methodologies as described in note 19 to the financial statements contained in our ‘Annual Report 2005’ and is then amortised over the relevant vesting period. The values included in the table relates to the current year amortised value of all instruments. The valuations used in current year disclosures are based on the same underlying assumptions as the prior year.

(2)	Where a vesting scale is used, the table reflects the maximum achievable allocation.

(3)	The September 1999 plan failed to satisfy the performance measure during the performance period, and as a result all restricted shares and options lapsed on 13 September 2004.

(4)	The September 2001 plan failed to satisfy the performance measure in the first quarter of the performance period. In accordance with the terms of the plan half the maximum potential allocation lapsed on 6 December 2004. The performance measure was subsequently achieved in the performance period and the remaining performance rights and options vested. As at 30 June 2005 no performance rights or options had been exercised by any participants.
CEO and senior executives’outstanding equity-based instruments
The accounting value and actual number of the CEO and senior executives’ performance rights, restricted shares and options that were granted, exercised and lapsed in fiscal 2005 is detailed in figure 15 and 16. As the values shown in figure 15 represent the accounting value, the executive may not actually receive these amounts.
The value of lapsed instruments in figure 15 is based on the accounting value. This value is included to address our reporting obligations only. Where these instruments lapse, there is no benefit at all to the executive, and therefore no transfer of any equity or equity-related instrument. All instruments that have lapsed are subject to external performance hurdles (TSR), therefore no lapsing value is recorded in the following table in accordance with relevant accounting standards.
Figure 15: Value of equity-based performance rights granted,exercised and lapsed in fiscal 2005

					Aggregate
	Granted during period (1)				granted, exercised
		% of total remuneration (2)	Exercised	Lapsed	and lapsed
	($)	($)	($)	($)	($)
Zygmunt E Switkowski	1,747,446	26.1%	–	–	1,747,446
Bruce Akhurst	490,320	19.1%	–	–	490,320
Doug Campbell	448,098	19.7%	–	–	448,098
David Moffatt	498,492	17.6%	–	–	498,492
Ted Pretty	498,492	16.7%	–	–	498,492
Michael Rocca	391,575	21.2%	–	–	391,575
Bill Scales	362,292	21.5%	–	–	362,292
Deena Shiff (3)	170,250	22.6%	–	–	170,250
John Stanhope	410,643	25.3%	–	–	410,643
David Thodey	452,865	23.0%	–	–	452,865

(1)	This represents the accounting value at grant date of TSR and EPS performance rights granted in fiscal 2005.

(2)	Total remuneration is the sum of primary benefits, post employment benefits and equity compensation as detailed in figure 12.

(3)	Ms Shiff’s equity allocation under the annual LTI plan was made prior to her commencing as GMD Wholesale.

44

The actual number of LTI instruments that were granted, exercised and lapsed in fiscal 2005 is set out below. Of the performance rights allocated in fiscal 2005, 100% of the allocations were granted and none were forfeited, lapsed or vested during fiscal 2005. However, all unvested equity instruments may lapse in future years if performance hurdles are not met.
Figure 16: Number of equity-based instruments — granted,exercised and lapsed

		Balance	Granted	Exercised	Lapsed	Balance	Vested but not
		at 1 July	during	during	during	at 30 June	exercised during
	Instrument	2004	period (1)	period	period (2)	2005(3)	the period (4)
Zygmunt E Switkowski	Performance Rights	1,259,400	513,200	–	129,000	1,643,600	129,000
	Restricted shares	146,000	–	–	50,000	96,000	–
	Options	3,456,000	–	–	1,646,000	1,810,000	1,346,000
	Deferred shares	500,700	–	–	–	500,700	–
Bruce Akhurst	Performance rights	388,600	144,000	–	59,000	473,600	59,000
	Restricted shares	60,000	–	–	21,000	39,000	–
	Options	1,542,000	–	–	737,000	805,000	617,000
	Deferred shares	135,300	–	–	–	135,300	–
Doug Campbell	Performance rights	388,600	131,600	–	59,000	461,200	59,000
	Restricted shares	68,000	–	–	26,000	42,000	–
	Options	1,597,000	–	–	777,000	820,000	617,000
	Deferred shares	135,300	–	–	–	135,300	–
David Moffatt	Performance rights	446,200	146,400	–	71,000	521,600	71,000
	Restricted shares	40,000	–	–	–	40,000	–
	Options	1,630,000	–	–	740,000	890,000	740,000
	Deferred shares	152,400	–	–	–	152,400	–
Ted Pretty	Performance rights	446,200	146,400	–	–	592,000	–
	Restricted shares	21,000	–	–	21,000	–	–
	Options	1,722,000	–	–	120,000	1,602,000	–
	Deferred shares	155,100	–	–	–	155,100	–
Michael Rocca	Performance rights	251,200	115,000	–	25,000	341,200	25,000
	Restricted shares	22,000	–	–	9,000	13,000	–
	Options	640,000	–	–	315,000	325,000	262,000
	Deferred shares	100,600	–	–	–	100,600	–
Bill Scales	Performance rights	210,400	106,400	–	21,000	295,000	21,000
	Restricted shares	5,000	–	–	–	5,000	–
	Options	465,000	–	–	220,000	245,000	220,000
	Deferred shares	84,200	–	–	–	84,200	–
Deena Shiff	Performance rights	118,600	50,000	–	17,000	151,600	17,000
	Restricted shares	5,000	–	–	–	5,000	–
	Options	380,200	–	–	178,000	202,200	178,000
	Deferred shares	42,300	–	–	–	42,300	–
John Stanhope	Performance rights	192,400	120,600	–	23,000	290,000	23,000
	Restricted shares	25,000	–	–	11,000	14,000	–
	Options	616,000	–	–	306,000	310,000	241,000
	Deferred shares	73,200	–	–	–	73,200	–
David Thodey	Performance rights	345,200	133,000	–	51,000	427,200	51,000
	Restricted shares	–	–	–	–	–	–
	Options	1,068,000	–	–	534,000	534,000	534,000
	Deferred shares	121,600	–	–	–	121,600	–

(1)	Instruments granted during fiscal 2005 relate to the annual LTI plan.

(2)	No equity instruments granted during fiscal 2005 lapsed in fiscal 2005.

(3)	This represents the number of equity instruments which have not been exercised or lapsed as at 30 June 2005.

(4)	The number of instruments that vested during fiscal 2005 relate to the September 2001 LTI plan and had not been exercised at 30 June 2005.

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remuneration report continued
Contractual notice periods
The senior executives are employed under contracts without a fixed duration and may terminate their employment by agreement or, by providing six months notice. If an executive’s employment is terminated by Telstra for reasons other than misconduct, they are entitled to six months’ notice or payment in lieu of notice, and a termination payment equal to 12 months pay. Both elements are calculated on fixed remuneration at the time of termination.
Payments made to Dr Switkowski on ceasing employment with us
The CEO, Dr Zygmunt E Switkowski, ceased employment with the Company effective 1 July 2005. Under the terms of his employment contract Dr Switkowski was entitled to a termination payment of 12 months fixed remuneration which equated to $2,092,000.
In addition, he received payments for other entitlements and accrued benefits which he would have received regardless of ceasing employment on 1 July 2005 as follows:
•	Short-term incentive — $1,961,000, as detailed in figure 12.
•	Accrued leave — $1,059,526 representing all remaining leave due to him at the time his employment ceased, calculated at the fixed remuneration rate.
Dr Switkowski participated in the Deferred Remuneration and Long Term Incentive plans and was previously allocated equity instruments under these plans. On ceasing employment he retains the rights to the following instruments:
•	Deferred remuneration
Deferred remuneration was regarded as an element of ‘fixed’ remuneration which was deferred. Dr Switkowski received allocations under this plan in 2002 and 2003. On ceasing with us he retained the right to his previous allocations which can be exercised at any time. Deferred shares not exercised before the expiration of the exercise period will lapse.

Number of deferred
Year of Plan	shares allocated
2002	249,100
2003	251,600
Total	500,700
•	Long-term incentive
Dr Switkowski retained the rights to the following equity instruments allocated during his employment under the long-term incentive plan.

Year	Instrument type	Allocations
2000	Restricted shares	96,000
2000	Options at $6.28 exercise price	464,000
2001	Performance rights	129,000
2001	Options at $4.90 exercise price	1,346,000
2002	Performance rights	498,200
2003	Performance rights	503,200
2004	TSR Performance rights	256,600
2004	EPS Performance rights	256,600
Performance rights and options allocated under the September 2001 plan vested on 28 June 2005 and as a result may be exercised at any time after 1 July 2005. All other allocations are yet to meet the required performance hurdles and have not vested and as such no value can be derived from these instruments at this time. Allocations made under the September 2000 plan are currently well below the required performance hurdle. If the hurdle is not achieved by 7 September 2005 these instruments will lapse.

46

Appointment of Mr Solomon Trujillo
The Board undertook an international search to identify candidates for the role of CEO. We also received independent remuneration advice in developing an internationally competitive remuneration package.
As a result of this search, Mr Solomon D Trujillo was appointed CEO and executive director of Telstra effective 1 July 2005. The terms of his contract, which was disclosed in an ASX announcement on 9 June 2005, are summarised below.
Mr Trujillo receives:
•	A fixed remuneration package including salary, superannuation in accordance with legislation, salary sacrifice benefits and any applicable fringe benefits tax incurred by us to the value of $3,000,000 per annum;

•	a sign-on payment of $1,000,000 on commencement of his employment with us and pre-payment of 50% ($1,500,000) of his potential fiscal 2006 short-term incentive.
In addition, Mr Trujillo will have a substantial proportion of his potential remuneration delivered through the STI and the LTI plan.
•	Short-term incentive
The fiscal 2006 STI plan provides for rewards up to the value of 100% of his fixed remuneration ($3,000,000) subject to the achievement of personal targets set by the Board and incorporating significant company performance. The value of the fiscal 2006 STI payment will be reduced by $1,500,000, reflecting the pre-payment. The balance, if any, will be delivered as 50% cash and the other 50% will be provided as rights to our shares which will vest in equal amounts over the following 3 years.
• Long-term incentive
Mr Trujillo will be invited to participate in our LTI plan. The remuneration value attributed to the LTI plan will be equivalent to 133 1/3% of fixed remuneration ($4,000,000) for achieving pre-determined maximum hurdles as defined by the Board. Achievement of these targets will require significant performance by the Company and a gateway target will need to be met in order to qualify for any equity. Failure to meet the gateway targets will result in no vesting of the performance rights. However, achievement of the gateway targets for the CEO will qualify performance rights to the value of 100% of fixed remuneration ($3,000,000) to vest. A linear scale exists for performance between the gateway targets and the pre-determined target hurdles. The weighting for achieving the maximum and gateway hurdles vary from those that applied to the CEO in 2004/05 as described earlier in this report.
The above package provides for 30% to be paid as fixed remuneration. The balance is ‘at risk’, with the exception of the 50% pre-payment in the fiscal 2006 STI plan, and requires the achievement of significant performance milestones in order for Mr Trujillo to receive the maximum amount under the short-term and long-term incentive plans.
Termination arrangements
Mr Trujillo has been employed by us under a contract without a fixed duration and either party may terminate his employment by agreement, by providing 30 days written notice. If Mr Trujillo’s employment is terminated by us for reasons other than misconduct, he will receive, in addition to any payment in lieu of notice:
•	a termination payment of:
(a)	twenty four months fixed remuneration if the termination occurs within the first twelve months of employment; or

(b)	twelve months fixed remuneration if the termination occurs after the first twelve months of employment a pro-rata payment in respect of his participation in the STI plan for the year in which termination occurs.
•	a pro-rata payment in respect of his participation in the STI plan for the year in which termination occurs;

•	the rights to equity allocated through the LTI plan prior to termination subject to it achieving the respective performance hurdles in accordance with the terms of the plan; and

•	reimbursement of any taxation penalties that may occur in the event of an early return to the United States.

47

concise financial report

		Telstra Group
		Year ended 30 June
		2005	2004
statement of financial performance for the year ended 30 June 2005	Note	$m	$m
Ordinary activities
Revenue
Sales revenue		22,161	20,737
Other revenue (excluding interest revenue)	4	496	543

		22,657	21,280
Expenses
Labour		3,693	3,218
Goods and services purchased		4,147	3,554
Other expenses	4	4,055	4,255

		11,895	11,027
Share of net (profit)/loss from joint venture entities and associated entities		(9)	78

		11,886	11,105
Earnings before interest, income tax expense, depreciation and amortisation (EBITDA)	1	10,771	10,175
Depreciation and amortisation		3,766	3,615

Earnings before interest and income tax expense (EBIT)	1	7,005	6,560
Interest revenue		103	55
Borrowing costs		839	767

Net borrowing costs		736	712

Profit before income tax expense		6,269	5,848

Income tax expense	4	1,822	1,731

Net profit		4,447	4,117
Outside equity interests in net loss		–	1

Net profit available to Telstra Entity shareholders		4,447	4,118

Other valuation adjustments to equity
Net exchange differences on translation of financial statements of non-Australian controlled entities		(43)	21
Reserves recognised on equity accounting our interest in joint venture entities and associated entities		3	(5)

Valuation adjustments attributable to Telstra Entity shareholders and recognised directly in equity		(40)	16

Total changes in equity other than those resulting from transactions with Telstra Entity shareholders as owners		4,407	4,134

		¢	¢

Basic and diluted earnings per share (cents per share)		35.5	32.4

Total dividends paid/declared (cents per share)	3,5	40.0	26.0

The above statement of financial performance should be read in conjunction with the accompanying notes and discussion and analysis. The financial statements and specific disclosures have been derived from the financial report contained in the ‘Annual Report 2005’. This concise financial report cannot be expected to provide as full an understanding of the financial performance, financial position and cash flow activities of Telstra as the financial report. Further financial information can be obtained from the ‘Annual Report 2005’ which is available, free of charge, upon request to Telstra.

48

discussion and analysis
statement of financial performance
Our net profit for the year was $4,447 million, representing an increase of 8.0% on the prior year’s net profit of $4,118 million. Earnings before interest and income tax expense (EBIT) for fiscal 2005 was $7,005 million representing an increase of 6.8% on the prior year of $6,560 million.
Total revenue (excluding interest revenue) for the year increased by 6.5% to $22,657 million (2004: $21,280 million). Sales revenue was $22,161 million, representing a 6.9% increase on the prior year sales revenue of $20,737 million. Total revenues included $548 million of revenue generated by controlled entities acquired during the year. The entities we acquired include the KAZ Group (KAZ), the Damovo Group (Damovo) and the PSINet Group (PSINet). The acquisition of KAZ expands our IT services capability, complementing our core strength in telecommunications. Damovo improves our ability to provide advanced voice and data communication solutions, and PSINet assists us in providing converged communication and technology services internationally.
Excluding the impact of our newly acquired entities, revenue growth was mainly attributable to:
•	mobile goods and services growth of $319 million or 8.3%;

•	an increase in internet and IP solutions revenue of $364 million or 35.9%;

•	advertising and directories revenue growth of $244 million or 18.2%; and

•	an increase in pay TV bundling of $109 million or 70.8%.
These increases have been partially offset by a decline in PSTN revenues of $275 million or 3.4%. While PSTN remains a significant contributor to our revenue, it is declining as the market continues to move towards new products and services to satisfy requirements.
Mobile goods and services revenue increased largely due to the strength of mobile’s data revenue and international roaming. We continue to experience growth in the number of mobiles in operation as well as increased revenue from mobile handset sales.
Internet and IP solutions revenue experienced significant growth, driven by increased numbers of broadband subscribers for both our retail and wholesale offerings. Our advertising and directories revenue increased over the prior year due to the inclusion of a full year of trading activity for the Trading Post Group in fiscal 2005. In addition, further growth was experienced due to the continued take up of our new advertising offerings.
Pay TV bundling increased due to the launch of FOXTEL digital*, an increase in the number of services provided and the average spend per subscriber.
Other revenue decreased by $47 million to $496 million, due primarily to the inclusion of proceeds on sale of our shareholding in IBM Global Services Australia Limited (IBMGSA) of $154 million in fiscal 2004. Our other revenue in fiscal 2005 was primarily made up of the redemption of our PCCW converting note realising $76 million and investment sales of our interests in Infonet and Intelsat amounting to $146 million.
Total expenses (before borrowing costs and income tax expense) increased by 6.3% to $15,652 million from $14,720 million in the prior year. A significant portion of this increase ($566 million) was attributable to our newly acquired controlled entities.
Labour expenses increased by 14.8% to $3,693 million (2004: $3,218 million). This increase was largely attributable to staff taken on as a result of the acquisition of controlled entities, annual salary increases due to enterprise agreements and annual reviews, and increased use of overtime and contract and agency payments to improve our front of house service and meet increased field volumes across broadband and pay TV in particular. We have also increased staff numbers and the use of casual staff to improve customer service and account management.
Goods and services purchased increased by 16.7% to $4,147 million in fiscal 2005 (2004: $3,554 million) due to higher handset sales and increased usage commissions due to higher prepaid mobile recharge commissions. Other increases resulted from higher handset subsidies due to the promotions offered in prior periods, growth in broadband volumes, increased bundling of pay TV services and higher network payments as a result of increased international roaming.
Depreciation and amortisation expense increased by 4.2% to $3,766 million (2004: $3,615 million), due mainly to the growth in communications plant and software asset additions required to support the increasing demand for broadband services.
Other expenses decreased by 4.7% to $4,055 million (2004: $4,255 million) mainly due to fiscal 2004 including a write down of additional funding to Reach Ltd (REACH) of $226 million and $130 million to exit our contracts for information technology services with IBMGSA, corresponding with the sale of our interest in this business. In fiscal 2005 other expenses included costs from our recently acquired controlled entities and an increase in the book value of property sold and investment sales.
Income tax expense increased by 5.3% to $1,822 million in fiscal 2005, giving an overall effective tax rate of 29.1%. The increase in tax expense was primarily due to the higher profit and the fact that the prior year tax expense included a benefit of $58 million associated with the adoption of tax consolidation.
Investor return and other key ratios
Our earnings per share increased to 35.5 cents per share in fiscal 2005 from 32.4 cents per share in the prior year. This increase is due to improved earnings and a reduction in the number of shares on issue as a result of the off market share buy-back completed during fiscal 2005.
We have declared a final fully franked dividend of 14 cents per share ($1,742 million) and a fully franked special dividend of 6 cents per share ($747 million) to be paid with the final dividend, bringing dividends per share declared for fiscal 2005 to 40 cents per share (including special dividends of 12 cents per share). The prior year dividends declared amounted to 26 cents per share. We also returned $750 million to shareholders through an off market share buy-back during fiscal 2005. Other relevant measures of return include the following:
•	Return on average assets — 2005: 20.4% (2004: 19.4%)
•	Return on average equity — 2005: 29.4% (2004: 26.8%)
Return on average assets is higher in fiscal 2005 primarily due to the increased profit as previously discussed. The increase in return on average equity is also attributable to higher profits and to the reduced shareholders’ equity, resulting from the share buy-back and increased dividend payments in fiscal 2005.

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concise financial report continued

	Telstra Group
	As at 30 June
	2005	2004
statement of financial position as at 30 June 2005	$m	$m
Current assets
Cash assets	1,540	687
Receivables	3,609	3,608
Inventories	232	229
Other assets	796	803

Total current assets	6,177	5,327

Non current assets
Receivables	240	740
Inventories	15	10
Investments – accounted for using the equity method	49	40
Investments – other	—	80
Property, plant and equipment	23,351	22,863
Intangibles – goodwill	2,287	2,104
Intangibles – other	1,581	1,501
Other assets	2,610	2,328

Total non current assets	30,133	29,666

Total assets	36,310	34,993

Current liabilities
Payables	2,809	2,338
Interest-bearing liabilities	1,518	3,246
Income tax payable	534	539
Provisions	389	358
Revenue received in advance	1,132	1,095

Total current liabilities	6,382	7,576

Non current liabilities
Payables	122	49
Interest-bearing liabilities	11,816	9,014
Provision for deferred income tax	1,885	1,807
Provisions	836	778
Revenue received in advance	388	408

Total non current liabilities	15,047	12,056

Total liabilities	21,429	19,632

Net assets	14,881	15,361

Shareholders’ equity
Telstra Entity
Contributed equity	5,793	6,073
Reserves	(157)	(105)
Retained profits	9,243	9,391

Shareholders’ equity available to Telstra Entity shareholders	14,879	15,359
Outside equity interests
Contributed equity	2	2

Total outside equity interests	2	2

Total shareholders’ equity	14,881	15,361

The above statement of financial position should be read in conjunction with the accompanying notes and discussion and analysis. The financial statements and specific disclosures have been derived from the financial report contained in the ‘Annual Report 2005’. This concise financial report cannot be expected to provide as full an understanding of the financial performance, financial position and cash flow activities of Telstra as the financial report. Further financial information can be obtained from the ‘Annual Report 2005’ which is available, free of charge, upon request to Telstra.

50

	Telstra Group
	Year ended 30 June
statement of cash flows for the year ended 30 June 2005	2005	2004
	$m	$m
Cash flows from operating activities
Receipts from trade and other receivables	24,526	23,205
Payments of accounts payable and to employees	(12,754)	(12,067)
Interest received	80	51
Borrowing costs paid	(879)	(846)
Dividends received	2	2
Income taxes paid	(1,718)	(1,856)
GST remitted to the Australian Taxation Office	(1,094)	(1,056)

Net cash provided by operating activities	8,163	7,433

Cash flows from investing activities
Payment for:
– property, plant and equipment	(2,995)	(2,572)
– internal use software assets	(523)	(435)
– intangibles	(6)	(2)
– deferred expenditure	(15)	(6)

Capital expenditure (before investments)	(3,539)	(3,015)

– shares in controlled entities	(574)	(667)
– investment in joint venture entities	(10)	(1)
– investments in associated entities (including share buy-back)	(4)	1
– shares in listed securities and other investments	(2)	(1)

Investment expenditure	(590)	(668)

Total capital expenditure	(4,129)	(3,683)
Proceeds from:
– sale of property, plant and equipment	68	168
– sale of joint venture entities and associated entities	30	221
– sale of listed securities and other investments	146	24
– redemption of PCCW converting note	76	–

Net cash used in investing activities	(3,809)	(3,270)

Operating cash flows less investing cash flows	4,354	4,163

Cash flows from financing activities
Proceeds from:
– borrowings	6,433	4,119
– Telstra bonds	983	–
Repayment of:
– borrowings	(5,735)	(4,274)
– Telstra bonds	(272)	(211)
– finance leases principal amount	(16)	(13)
Employee share loans	19	24
Loan to joint venture entities and associated entities	(37)	(226)
Dividends paid	(4,131)	(3,186)
Share buy-back	(756)	(1,009)

Net cash used in financing activities	(3,512)	(4,776)

Net increase/(decrease)in cash	842	(613)
Foreign currency conversion	(3)	–
Cash at the beginning of the year	687	1,300

Cash at the end of the year	1,526	687

The above statement of cash flows should be read in conjunction with the accompanying notes and discussion and analysis. The financial statements and specific disclosures have been derived from the financial report contained in the ‘Annual Report 2005’. This concise financial report cannot be expected to provide as full an understanding of the financial performance, financial position and cash flow activities of Telstra as the financial report. Further financial information can be obtained from the ‘Annual Report 2005’ which is available, free of charge, upon request to Telstra.

www.telstra.com.au/abouttelstra/investor  51

concise financial report continued
discussion and analysis
statement of financial position
We continued to maintain a strong financial position with net assets of $14,881 million, compared with net assets of $15,361 million as at 30 June 2004. The decrease in net assets by $480 million comprised an increase in total liabilities of $1,797 million, offset by an increase in our total assets of $1,317 million.
The increase in total liabilities of $1,797 million was primarily due to a $1,074 million increase in total interest-bearing liabilities in order to fund the special dividend and share buy-back during fiscal 2005. The increase was facilitated by bond issues in Europe, Switzerland, New Zealand and Australia. A stronger Australian dollar has also contributed to increased interest-bearing liabilities as our cross currency swap position has moved from a net receivable to a net payable. In addition, our payables have increased by $544 million due to deferred payment terms on our acquisition of the 3G radio access network assets described below.
The increase in total assets of $1,317 million was primarily due to the following movements during the year:
•	Cash assets increased by $853 million partially due to the proceeds on our €1 billion Eurobond issue being received just prior to 30 June 2005, which was invested in the short term money market at balance date;
•	Our property, plant and equipment increased by $488 million, largely due to the recognition of our share of third generation (3G) radio access network assets acquired as part of the formation of a partnership with Hutchison 3G Australia Pty Ltd;
•	Intangibles — goodwill increased by $183 million to $2,287 million (2004: $2,104 million) as a result of goodwill acquired on our investment acquisitions in KAZ, Damovo and PSINet;
•	Non current — other assets increased by $282 million to $2,610 million, mainly due to an arrangement where our joint venture entity, Reach Ltd, allocated its international cable capacity between us and our joint venture partner, PCCW, as an indefeasible right of use agreement with a value of $216 million. As consideration, we discharged REACH’s liability to us under the capacity prepayment, previously recognised within non current receivables; and
•	Non current receivables decreased by $500 million to $240 million (2004: $740 million) due to the termination of the capacity prepayment and the movement in the cross currency swaps portfolio to a net payable position.
statement of cash flows
The group reported a strong free cash flow position, which enabled the Company to increase declared dividends, fund the acquisition of a number of new entities and complete an off market share buy-back. We have sourced our cash through our operating activities and careful capital and cash management.
Our cash flows from operating activities grew by 9.8% to $8,163 million (2004: $7,433 million). This position was the result of higher sales revenues and continued tight control of expenditure and working capital management.
Cash used in investing activities was $3,809 million, representing an increase of $539 million over the prior year. These cash flows include consideration paid for the acquisition of KAZ, Damovo, PSINet, and various other controlled entities amounting to $574 million and substantial capital expenditure to upgrade our telecommunications networks, eliminate components that are no longer useful and improve the systems used to operate our networks.
Total cash flow before financing activities (free cash flow) increased by 4.6% to $4,354 million (2004: $4,163 million).
Our cash used in financing activities was $3,512 million (2004: $4,776 million) due mainly to dividend payments of $4,131 million (2004: $3,186 million) and a share buy-back of $756 million (2004: $1,009 million). These outflows were offset by net proceeds from borrowings of $1,375 million sourced from bond issues during the year (2004: net repayment $581 million).

52

statement of changes in shareholders’ equity

			Reserves
		Asset	Foreign		Consoli-		Outside
	Contributed	revaluation	currency	General	dation	Retained	equity
	equity	(i)	translation(ii)	(iii)	fair value(iv)	profits	interests	Total
Telstra Group	$m	$m	$m	$m	$m	$m	$m	$m
Balance at 30 June 2003	6,433	32	(240)	8	50	9,137	2	15,422
– change in outside equity interests’ capital, reserves and accumulated losses (apart from interest in net loss)	–	–	–	–	–	–	1	1
– net profit/(loss)	–	–	–	–	–	4,118	(1)	4,117
– reserves recognised on equity accounting our interest in joint venture entities and associated entities	–	–	(5)	–	–	–	–	(5)
– adjustments on translation of financial statements of non-Australian controlled entities	–	–	21	–	–	–	–	21
– fair value adjustment on acquisition of controlling interest in joint venture entity	–	–	–	–	(6)	6	–	–
– transfer of foreign currency translation reserve and general reserve on sale of controlled entities and associates	–	–	38	(3)	–	(35)	–	–
– share buy-back (v)	(360)	–	–	–	–	(649)	–	(1,009)
– dividends (note 3)	–	–	–	–	–	(3,186)	–	(3,186)

Balance at 30 June 2004	6,073	32	(186)	5	44	9,391	2	15,361
– net profit	–	–	–	–	–	4,447	–	4,447
– reserves recognised on equity accounting our interest in joint venture entities and associated entities	–	–	(2)	5	–	–	–	3
– adjustments on translation of financial statements of non-Australian controlled entities	–	–	(43)	–	–	–	–	(43)
– fair value adjustment on acquisition of controlling interest in joint venture entity	–	–	–	–	(6)	6	–	–
– transfer of general reserve on sale of associates	–	–	–	(6)	–	6	–	–
– share buy-back (v)	(280)	–	–	–	–	(476)	–	(756)
– dividends (note 3)	–	–	–	–	–	(4,131)	–	(4,131)

Balance at 30 June 2005	5,793	32	(231)	4	38	9,243	2	14,881

(i)	The asset revaluation reserve was previously used to record changes in the value of non current assets. Under AASB 1041:‘Revaluation of Non-Current Assets’, we previously deemed the carrying value of our property, plant and equipment assets to be cost. As a result, the asset revaluation reserve may no longer be used to record the writedowns of these assets to recoverable amount. Any writedowns of these assets to recoverable amount must be made through the statement of financial performance.
As a consequence of applying the cost method of accounting, we have discontinued our policy of revaluing property, plant and equipment upwards. The asset revaluation reserve can no longer be used for distribution to shareholders or for offsetting revaluation decrements due to legal and accounting restrictions.

(ii)	The foreign currency translation reserve is used to record exchange differences arising from the conversion of the financial statements of our self sustaining non-Australian operations into Australian dollars. Conversion of operations where entities operate on their own are taken to the foreign currency translation reserve, while conversion of those entities that operate with us are taken to the statement of financial performance.
This reserve is also used to record our percentage share of exchange differences arising from equity accounting our non-Australian investments in joint venture entities and associated entities.

(iii)	The general reserve represents our share of the capital reserve of joint venture entities and associated entities as a result of equity accounting.

(iv)	The consolidation fair value reserve represents our share of the fair value adjustments to TelstraClear Limited net assets upon acquisition of a controlling interest. The reserve balance is amortised over the useful life of the underlying revalued assets (average of 18 years).

(v)	On 15 November 2004, we completed an off-market share buy-back of 185,284,669 ordinary shares as part of our ongoing capital management program. During fiscal 2004, we also completed an off-market share buy-back of 238,241,174 ordinary shares.

www.telstra.com.au/abouttelstra/investor 53

notes to the concise financial statements
1. Accounting policies
Basis of preparation of the concise financial report
The principal accounting policies adopted in preparing the concise financial report of Telstra Corporation Limited and its controlled entities (referred to as the Telstra Group) are included in the financial report which forms part of the detailed ‘Annual Report 2005’.
This concise financial report has been prepared in accordance with the Corporations Act 2001 and AASB 1039:‘Concise Financial Reports’ and is derived from the detailed ‘Annual Report 2005’.
These accounting policies are consistent with those adopted in previous periods. There have been no changes in accounting policies in fiscal 2005.
Further clarification of terminology used in our statement of financial performance
Earnings before interest, income tax expense, depreciation and amortisation (EBITDA) reflects our net profit prior to including the effect of interest revenue, borrowing costs, income taxes, depreciation and amortisation. We believe that EBITDA is a relevant and useful financial measure used by management to measure the Company’s operating profit.
Our management uses EBITDA, in combination with other financial measures, primarily to evaluate the Company’s operating performance before financing costs, income tax expense and non-cash capital related expenses. In consideration of the capital intensive nature of our business, EBITDA is a useful supplement to net income in understanding cash flows generated from operations that are available for payment of income taxes, debt service and capital expenditure.
In addition, we believe EBITDA is useful to investors because analysts and other members of the investment community largely view EBITDA as a key and widely recognised measure of operating performance.
EBITDA is not a USGAAP (United States generally accepted accounting principles) measure of income or cash flow from operations and should not be considered as an alternative to net income as an indication of our financial performance or as an alternative to cash flow from operating activities as a measure of our liquidity.
Earnings before interest and income tax expense (EBIT) is a similar measure to EBITDA but takes into account the effect of depreciation and amortisation.
When a specific revenue or an expense from ordinary activities is of such a size, nature or incidence that its disclosure is relevant in explaining our financial performance for the reporting period, its nature and amount have been disclosed separately in note 4.
Adoption of International Financial Reporting Standards (A-IFRS)
Australian entities reporting under the Corporations Act 2001 must prepare their financial statements for financial years commencing on or after 1 January 2005 under the Australian equivalents of International Financial Reporting Standards (A- IFRS) as adopted by the Australian Accounting Standards Board (AASB). This will involve preparing our first set of financial statements applying A-IFRS for the half-year ending 31 December 2005 and for the financial year ending 30 June 2006.
The transitional rules for first time adoption of A-IFRS require that we restate our comparative financial statements using A-IFRS, except for AASB 132:‘Financial Instruments: Disclosure and Presentation’ and AASB 139: ‘Financial Instruments: Recognition and Measurement’ where comparative information is not required to be restated.
For reporting in the 2006 fiscal year, comparatives will be remeasured and restated for the half-year ended 31 December 2004 and the financial year ended 30 June 2005. Most of the adjustments on transition are required to be made to opening retained profits at the beginning of the first comparative period (ie. at 1 July 2004).
We have a formal IFRS project team to manage the convergence to A-IFRS and enable us to be prepared to report for the first time in accordance with the timetable outlined above. The project team is monitored by a governance committee comprising senior members of management, which reports regularly on progress to the Audit Committee of the Telstra Board of Directors. The governance committee is monitoring our adoption of A-IFRS in accordance with an established project implementation plan. The committee has also been following the developments in IFRS and the potential impact for our transition to A-IFRS.
The IFRS project is comprised of dedicated workstreams with project teams responsible for evaluating the impact of a specific group of accounting changes resulting from the adoption of A-IFRS. The technical evaluation phase of each workstream is substantially complete and the project is in the implementation and review phases. The project is achieving its scheduled milestones and we expect to be in a position to fully comply with the requirements of A-IFRS for the 2006 financial year.
Under A-IFRS, we expect our net profit to be more volatile compared with existing Australian reporting requirements. However, we expect that the adoption of A-IFRS will not significantly affect our net cash flow, our ability to borrow funds or our capacity to pay dividends to our shareholders. In our detailed ‘Annual Report 2005’ we have identified the key differences in accounting policy and our known estimable transitional differences from application of A-IFRS. In addition we have included the likely impacts on the 2005 fiscal year result and financial position where known, and the transitional adjustments for AASB 132/AASB 139 as at 1 July 2005. The following areas have been identified as significant for the A-IFRS disclosure in our ‘Annual Report 2005’:
•	share based payments;

•	business combinations;

•	income taxes;

•	property, plant and equipment;

•	employee benefits;

•	changes in foreign exchange rates;

•	borrowing costs;

•	investments in associates and joint ventures;

•	impairment of assets;

•	intangible assets; and

•	financial instruments.
For detailed information on these areas please refer to note 1.4 in the financial report which forms part of the detailed ‘Annual Report 2005’.

54

2. Segment information
We report our segment information on the basis of business segments as our risks and returns are affected predominantly by differences in the products and services we provide through those segments.
Our internal management reporting structure drives how our Company is organised and managed. This internal structure provides the initial basis for determining our business segments.
Our business segments are predominantly distinguishable by the type and location of customers for our key products and services delivered. Our customer facing business segments service different customer types with our full range of products and services. Other reportable business segments are also aligned with our specific customer or business needs. These segments provide operational support services or product support services to our customer facing business segments, or service other telecommunication carriers. Our ‘Other’segment consists of various business units that do not qualify as business segments in their own right and which service a variety of customer or business needs.
The main adjustment from our internal management reporting structure to our reported business segments is that the TelstraClear group (TelstraClear) in New Zealand is reported as part of a segment we have called Telstra International for segment reporting purposes. For internal management reporting purposes, TelstraClear is included with Telstra Business and Government. For the purposes of the applicable accounting standard, we consider that the risks and returns of TelstraClear differ from those of our local operations and as a result we have grouped these operations into the Telstra International business segment.
Business segments
During the current year, we restructured our pre-existing business unit known as the BigPond®, Media and Sensis group. This restructure resulted in the establishment of Telstra BigPond, Telstra Media and Sensis as separate business units.
In fiscal 2004, we formed a new group being Telstra Technology, Innovation and Products. This business segment brought together product development areas, network technologies, information technology systems and the Telstra Research Laboratories.
Those business segments not impacted by the above restructures are substantially consistent with the structure in prior years. We have restated all our comparative information to reflect our current reporting position as if all our new business segments and segment accounting policies existed in those prior years.
For segment reporting purposes, the Telstra Group is organised into the following business segments:
Telstra Consumer and Marketing (TC&M) is responsible for:
•	the provision of the full range of telecommunication products and services to metropolitan consumer customers;

•	management of Telstra brands, advertising and sponsorship; and

•	implementing our bundling initiatives.
Telstra Country Wide (TCW) is responsible for:
•	the provision of the full range of telecommunication products and services to consumer, small business, enterprise and some government customers outside the mainland state capital cities, in outer metropolitan areas, and in Tasmania and the Northern Territory.
Telstra Business and Government (TB&G) is responsible for:
•	the provision of the full range of telecommunication products and services, communication solutions, and information and communication technology (ICT) services to corporate, small to medium enterprises and government customers; and

•	the provision of global communication solutions to multi-national corporations through our interests in the United Kingdom, Asia and North America.
Telstra International (TInt.) is the combination of our Telstra Asia business unit and TelstraClear. These business units have been combined for segment reporting purposes as we consider that the risks and returns of these international operations differ from those of our local operations.
•	Telstra Asia is responsible for our Asia-Pacific investments. In particular this includes our operations in Hong Kong that mainly generate revenues from the mobiles market; and

•	TelstraClear is our New Zealand subsidiary that provides integrated telecommunication services to the New Zealand market.
Infrastructure Services (IS) is responsible for:
•	the provisioning, restoration, operation and maintenance of our fixed, mobile, Internet protocol (IP) and data networks to supply products and services as our primary service delivery manager; and

•	the design and construction of infrastructure for voice, data and transmission networks, as well as product and application platforms and the online environment.
Telstra Wholesale (TW) is responsible for:
•	the provision of the full range of telecommunication products and services, including design, construction, and operations and maintenance, delivered over our networks and associated support systems to:
•	non-Telstra branded carriers, carriage service providers, Internet service providers, system integrators, application service providers and commercially driven infrastructure sharing agreements; and

•	infrastructure owners and managers who acquire infrastructure services.
Telstra Technology Innovation and Products (TTIP) is responsible for:
•	leading product, technology and information technology strategy for our Company;

•	the overall planning, design specification of standards and commissioning construction of our communication networks;

•	the delivery of information technology solutions to support our products, services and customer support function;

•	product development and management;

•	the office of the Chief Information Officer; and

•	the Telstra Research Laboratories.
Telstra BigPond® is responsible for:
•	the management and control of our retail Internet products, services and content, contact centres, customer relations and associated functions, for broadband and narrowband delivery.
www.telstra.com.au/abouttelstra/investor  55

notes to the concise financial statements continued
2. Segment information (continued)
Telstra Media is responsible for:
•	the management of our interest in the FOXTEL partnership, along with the development and management of the hybrid fibre coaxial (HFC) broadband cable network.
Sensis is responsible for:
•	the management and growth of the information, advertising and directories business, including printed publications, voice and online products and services.
Corporate areas include:
•	Legal Services – provides legal services across the Company;
•	Regulatory, Corporate and Human Relations – responsible for managing our relationships and positioning with key groups such as our customers, the media, governments, community groups and staff. It manages personnel, health and safety, environment, remuneration and training. It also has responsibility for regulatory positioning and negotiation; and
•	Finance and Administration – encompasses the functions of business and finance services, treasury, productivity, risk management and assurance, credit management, billing directorate, corporate services, corporate development and the office of the company secretary. It also includes the financial management of the majority of the Telstra Entity fixed assets (including network assets) through the Asset Accounting Group.
The Corporate areas and the Telstra BigPond®, Telstra Media and Sensis business segments are not reportable segments in their own right and have been aggregated in the ‘Other’ category.
Segment financial results
Our internal management reporting structure provides the initial basis for identifying those items that can be directly attributable, or reasonably allocated to each respective business segment. Items are initially allocated to each business unit for internal management reporting on a basis that is considered suitable for senior management to manage the business. For financial reporting purposes, we have reallocated certain items between the respective business segments pursuant to the definitions of segment revenues, segment expenses, segment assets and segment liabilities in accordance with the requirements of the applicable accounting standard, where a reasonable allocation basis exists.
Where no reasonable allocation basis exists, we have not reallocated individual items to alternative segments. For financial reporting purposes, these items are reported within the same business segment as for internal management reporting. As a result, our segment revenues, segment expenses, segment assets and segment liabilities do not reflect actual operating results achieved for our business segments in certain circumstances.
The following narrative further explains our segment results for those individual items where it is considered that no reasonable allocation basis exists:
•	Sales revenue associated with mobile handsets for TC&M, TB&G and TCW are allocated totally to the TC&M segment, with the exception of products sold in relation to small to medium enterprises which are allocated to TB&G. Ongoing prepaid and postpaid mobile revenues derived from our mobile usage is recorded in TC&M, TB&G and TCW depending on the type and location of customer serviced. In addition, the majority of goods and services purchased, associated with our mobile revenues, are allocated to the TC&M segment. As a result, the TC&M segment also holds segment assets and segment liabilities related to those revenues and expenses recorded in TC&M;

•	trade debtors in relation to the mobile repayment option on mobile handsets sold by our dealers are allocated totally to TC&M; and

•	revenue received in advance in relation to installation and connection fees is allocated totally to TC&M.
These allocations reflect management’s accountability framework and internal reporting system and accordingly no reasonable basis for reallocation to the respective business segments exist.
In addition, revenue derived from our BigPond Internet products and its related segment assets are recorded in the customer facing business units of TC&M, TB&G and TCW. Certain distribution costs in relation to these products are recognised in these three business segments. IS and TTIP recognise certain expenses in relation to the installation and running of the broadband cable network. The related segment assets are managed by the Asset Accounting Group. In accordance with our application of the definition of business segment in relation to customer type, we have not reallocated these items to the Telstra BigPond business segment.
Change in segment accounting policies
The following segment accounting policy change occurred during fiscal 2005:
Small to medium enterprise revenue
In previous financial years, our segment accounting policy was to recognise sales revenue relating to our small to medium enterprises below a certain limit in the TC&M segment. In fiscal 2005, the revenue earned from our small to medium enterprises was allocated to the TB&G segment in accordance with a revised threshold for small to medium enterprises. In addition, the related expenses of these customers has also been allocated to the TB&G segment. Sales revenue in TC&M was reduced and sales revenue in TB&G was increased by $442 million in fiscal 2004 and $471 million in fiscal 2003 to reflect this change in policy.
Inter-segment transfers
We account for all transactions of entities within the Telstra Group, including international transactions between Australian and non-Australian businesses, at market value. For segment reporting purposes, transfer pricing is not used within the Company. As such the inter-segment revenue line purely relates to intercompany revenue.
The Asset Accounting Group does not allocate depreciation expense related to the use of assets owned at the corporate level to other business segments.
Segment assets and liabilities
Segment assets and segment liabilities form part of the operating activities of a segment and can be allocated directly to that segment.
The Asset Accounting Group performs a company wide function in relation to the financial management of certain assets. These assets are accounted for at the corporate level (aggregated in the ‘Other’ segment) and not allocated across segment.

56

2. Segment information (continued)

Telstra Group
									Elimi-
	TC&M	TCW	TB&G	TInt.	IS	TW	TTIP	Other(i)	nations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Year ended 30 June 2005

Sales revenue from external customers	5,030	5,751	5,214	1,359	67	2,940	1	1,799	—	22,161
Other revenue from external customers	96	132	5	82	11	3	35	161	(29)	496

Total revenue from external customers (excluding interest revenue)	5,126	5,883	5,219	1,441	78	2,943	36	1,960	(29)	22,657
Less sale of investment/dividend revenue	95	—	—	81	—	—	—	—	—	176

Segment revenue from external customers	5,031	5,883	5,219	1,360	78	2,943	36	1,960	(29)	22,481
Add inter-segment revenue	—	—	53	37	54	284	23	13	(464)	—

Total segment revenue	5,031	5,883	5,272	1,397	132	3,227	59	1,973	(493)	22,481

Segment result under AGAAP	2,420	4,944	3,255	(34)	(1,702)	2,973	(1,374)	(3,572)	3	6,913
Share of equity accounted net losses/(profits)	3	—	8	3	—	—	—	(5)	—	9
Net book value of investments sold	(25)	—	—	(68)	—	—	—	—	—	(93)
Sale of investment/dividend revenue	95	—	—	81	—	—	—	—	—	176

Earnings before interest and income tax expense (EBIT) — segment result under USGAAP	2,493	4,944	3,263	(18)	(1,702)	2,973	(1,374)	(3,577)	3	7,005

Earnings has been calculated after charging/(crediting) the following:
Depreciation and amortisation	—	—	69	377	—	—	—	3,320	—	3,766
Non cash expenses excluding depreciation and amortisation	499	52	15	75	41	1	8	173	(29)	835

Non current segment assets acquired (excluding acquisition of investments)	16	10	42	246	1,881	503	1,113	235	—	4,046

As at 30 June 2005
Segment assets (ii)	1,266	692	1,661	3,911	1,101	1,216	717	27,918	(2,172)	36,310
Segment assets include:
Investment in joint venture entities	—	—	3	30	—	—	—	—	—	33
Investment in associated entities	—	—	12	—	—	—	—	4	—	16

Segment liabilities	877	284	953	734	900	590	578	19,410	(2,897)	21,429

(i)	Sales revenue for the other segment relates primarily to our advertising and directories revenue earned by Sensis. The Asset Accounting Group is the main contributor to the result for this segment, which is primarily depreciation and amortisation charges.

(ii)	Segment assets for the other segment includes the Telstra Entity fixed assets (including network assets) managed through the centralised Asset Accounting Group.
www.telstra.com.au/abouttelstra/investor  57

notes to the concise financial statements continued
2. Segment information (continued)

Telstra Group
	TC&M	TCW	TB&G	TInt.	IS	TW	TTIP	Other	Elimi-	Total
			(iii)					(i)(iv)	nations
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Year ended 30 June 2004

Sales revenue from external customers	4,956	5,508	4,786	1,301	60	2,631	1	1,494	—	20,737
Other revenue from external customers	1	136	199	51	12	—	4	147	(7)	543

Total revenue from external customers (excluding interest revenue)	4,957	5,644	4,985	1,352	72	2,631	5	1,641	(7)	21,280
Less sale of investment/dividend revenue	—	—	178	51	—	—	—	—	—	229

Segment revenue from external customers	4,957	5,644	4,807	1,301	72	2,631	5	1,641	(7)	21,051
Add inter-segment revenue	—	—	38	36	54	271	51	12	(462)	—

Total segment revenue	4,957	5,644	4,845	1,337	126	2,902	56	1,653	(469)	21,051

Segment result under AGAAP	2,549	4,784	3,455	(18)	(1,625)	2,709	(1,557)	(3,856)	18	6,459
Share of equity accounted net losses/(profits)	2	—	2	(38)	—	—	—	(44)	—	(78)
Net book value of investments sold	—	—	(21)	(29)	—	—	—	—	—	(50)
Sale of investment/dividend revenue	—	—	178	51	—	—	—	—	—	229

Earnings before interest and income tax expense (EBIT) — segment result under USGAAP	2,551	4,784	3,614	(34)	(1,625)	2,709	(1,557)	(3,900)	18	6,560

Earnings has been calculated after charging/(crediting) the following:
Depreciation and amortisation	—	—	20	363	3	—	—	3,229	—	3,615
Non cash expenses excluding depreciation and amortisation	339	63	44	44	49	(2)	1	293	(7)	824

Non current segment assets acquired (excluding acquisition of investments)	21	—	11	188	1,729	35	871	270	—	3,125

As at 30 June 2004
Segment assets (ii)	1,361	684	882	3,999	1,190	659	591	27,008	(1,381)	34,993
Segment assets include:
Investment in joint venture entities	11	—	—	29	—	—	—	—	—	40

Segment liabilities	944	317	495	765	879	128	559	18,150	(2,605)	19,632

(i)	Sales revenue for the other segment relates primarily to our advertising and directories revenue earned by Sensis. The Asset Accounting Group is the main contributor to the result for this segment, which is primarily depreciation and amortisation charges.

(ii)	Segment assets for the other segment includes the Telstra Entity fixed assets (including network assets) managed through the centralised Asset Accounting Group.

(iii)	Included in revenue from sale of investments and dividends is the sale of our 22.6% shareholding in our associated entity IBM Global Services Australia Limited (IBMGSA), amounting to $154 million. Refer to note 4 for further information.

(iv)	Included in the segment result for the other segment is the provision for the non recoverability of our loan to Reach Ltd, amounting to $226 million. Refer to note 4 for further information.

58

3. Dividends

	Telstra Group
	Year ended 30 June
	2005	2004
	$m	$m
Ordinary shares

Previous year final dividend paid 29 October 2004 (2004: 31 October 2003)	1,642	1,544
Interim dividend paid 29 April 2005 (2004: 30 April 2004)	1,742	1,642
Special dividend paid 29 April 2005	747	—

Total dividends paid	4,131	3,186

Dividends per ordinary share (cents)	¢	¢

Previous year final dividend paid	13.0	12.0
Interim dividend paid	14.0	13.0
Special dividend paid with the interim dividend	6.0	—

Total dividends paid	33.0	25.0

Our dividends paid or provided for during fiscal 2005 and fiscal 2004 are fully franked at a tax rate of 30%, in aggregate and per share, to the same amount as in the relevant tables above.

As our final dividend (including the special dividend to be paid with the final dividend) for fiscal 2005 was not declared, determined or publicly recommended as at 30 June 2005, no provision has been raised in the statement of financial position. Our final dividend (including the special dividend to be paid with the final dividend) has been reported as an event subsequent to balance date and the provision for dividend has been raised at the declaration date.

Dividends paid/declared per ordinary share (cents)	¢	¢

Interim dividend	14.0	13.0
Special dividend paid with the interim dividend	6.0	—
Final dividend	14.0	13.0
Special dividend to be paid with the final dividend	6.0	—

Total	40.0	26.0

www.telstra.com.au/abouttelstra/investor  59

notes to the concise financial statements continued
4. Items requiring specific disclosure

	Telstra Group
	Year ended 30 June
	2005	2004
	$m	$m
The following items form part of the ordinary operations of our business and their disclosure is relevant in explaining the financial performance of the group.

Our net profit has been calculated after charging/(crediting) specific revenue and expense items from our ordinary activities as follows:

Items included in revenue:
Other revenue (excluding interest revenue)
— proceeds on sale of our investment in IBM Global Services Australia Limited (i)	—	154

	—	154

Items included in expense:

Other expenses
— Net book value of investment and modification of information technology services contract with IBM Global Services Australia Limited (i)	—	(135)
— provision for the non recoverability of funding to Reach Ltd (ii)	—	(226)

	—	(361)

Net items	—	(207)

Income tax benefit attributable to those items requiring specific disclosure	—	39
Effect of reset tax values on entering tax consolidation (iii)	—	58

Net specific items after income tax expense	—	(110)

During fiscal 2004, we identified the following transactions as requiring disclosure:
(i) Sale of IBM Global Services Australia Limited (IBMGSA)
On 28 August 2003, we sold our 22.6% shareholding in our associated entity IBMGSA with a book value of $5 million. Proceeds from this investment amounted to $154 million, resulting in a profit before income tax expense of $149 million.
As part of the disposal we negotiated changes to a 10 year contract with IBMGSA to provide technology services. This modification to our service contract resulted in an expense of $130 million being recognised and the removal of $1,596 million of expenditure commitments disclosed in our 30 June 2003 financial report. The net impact on our profit before income tax expense of this transaction was a profit of $19 million ($58 million after taking into account an income tax benefit).
(ii) Provision for the non recoverability of a loan to Reach Ltd
During fiscal 2004, together with our co-shareholder PCCW Limited (PCCW), we purchased the loan facility previously owed to a banking syndicate by Reach Finance Ltd, a subsidiary of our 50% owned joint venture, Reach Ltd (REACH).
Our share of the acquisition cost of the loan was US$155.5 million, which was recognised as a receivable at the date of the transaction. At 30 June 2004, we provided for the non recoverability of the debt, amounting to $226 million, as we consider that REACH will not be in a position to repay the amount in the medium term.
(iii) Effect of reset tax values on entering tax consolidation
During fiscal 2003, legislation was enacted which enabled the Telstra Entity and its Australian resident wholly owned entities to be treated as a single entity for income tax purposes. The Telstra Entity (or head entity) elected to form a tax consolidated group from 1 July 2002. On formation of the tax consolidated group, the head entity had the option to bring the assets of each subsidiary member into the tax consolidated group by choosing between two alternative methods, the Allocable Cost Amount (ACA) method or Transitional Method. We chose the ACA method for a number of our subsidiaries. Under this method, the tax values of a subsidiary’s assets were reset according to certain allocation rules, which consequently impacts future tax deductions and our deferred tax balances. A once-off benefit of $201 million was recognised in fiscal 2003 reflecting the increase in future tax deductions arising from these reset tax values. Subsequent analysis of this adjustment resulted in a further tax benefit of $58 million being recognised in fiscal 2004.

60

5. Events after balance date
We are not aware of any matter or circumstance that has occurred since 30 June 2005 that, in our opinion, has significantly affected or may significantly affect in future years:
•	our operations;

•	the results of those operations; or

•	the state of our affairs;

other than;
Dividend declaration
On 11 August 2005, we declared a fully franked final dividend of 14 cents per ordinary share and a fully franked special dividend of 6 cents per ordinary share. The record date for the final and special dividends will be 30 September 2005 with payment being made on 31 October 2005. Shares will trade excluding the entitlement to the dividends on 26 September 2005.
A provision for dividend payable has been raised as at the date of declaration, amounting to $2,489 million. The financial effect of the dividend declaration was not brought to account as at 30 June 2005.
On 11 August 2005, we also disclosed the intention to pay a fully franked special dividend of 6 cents per ordinary share with the interim dividend in fiscal 2006. The proposed special dividend is part of the execution of our capital management program, whereby it is our intention to return approximately $1,500 million to shareholders each year through to fiscal 2007. The financial effect of the special dividend will be reflected in fiscal 2006 financial statements.
Business acquisition
On 28 June 2005, we announced the acquisition of 100% of the issued share capital of Keycorp Solutions Limited for a cash consideration of $55 million plus transaction costs. This acquisition is subject to approval by the shareholders of Keycorp Solutions Limited’s parent company, Keycorp Limited, and if approved, will be effective from 1 July 2005.
In conjunction with and conditional upon our purchase of Keycorp Solutions Limited, Keycorp Limited announced, subject to shareholder approval, it would use the proceeds from the sale to enable a pro-rata return of capital to shareholders of 41 cents per share. As a shareholder of Keycorp Limited, we are expecting to receive approximately $16 million in returned capital.
Keycorp Solutions Limited is a subsidiary of Keycorp Limited, an associated entity of ours, in which we hold 47.8% of the issued share capital. Keycorp Solutions Limited has previously partnered with us to provide payment transaction network carriage services to customers. In acquiring this entity, we will now provide the services in our own right.
As at 30 June 2005 neither the acquisition nor the return of capital has been recognised in our financial statements.
Appointment of CEO
We have appointed Sol Trujillo as our new Chief Executive Officer (CEO), effective 1 July 2005. The new CEO is undertaking an operational and strategic review to be completed within 3 to 4 months of his appointment.
www.telstra.com.au/abouttelstra/investor  61

independent audit report to the members
of Telstra Corporation Limited
Scope
The financial report and directors’ responsibility
The concise financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, statement of changes in shareholders’ equity and the accompanying notes to the financial statements for the consolidated entity for the year ended 30 June 2005. The consolidated entity comprises both Telstra Corporation Limited (the Telstra Entity) and the entities it controlled during the year (the Telstra Group).
The directors of the Telstra Entity are responsible for preparing a concise financial report that complies with Accounting Standard AASB 1039 ‘Concise Financial Reports’, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the concise financial report.
Audit approach
I have conducted an independent audit of the financial report in order to express an opinion on it to the members of the Telstra Entity. The audit was conducted in accordance with Australian National Audit Office Auditing Standards, which incorporate the Australian Auditing and Assurance Standards, in order to provide reasonable assurance as to whether the concise financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.
Audit procedures were performed to assess whether in all material respects, the concise financial report is presented fairly in accordance with Accounting Standard AASB 1039 ‘Concise Financial Reports’. I formed my audit opinion on the basis of these procedures, which included:
•	testing that the information in the concise financial report is consistent with the full financial report, and

•	examining, on a test basis, information to provide evidence supporting the amounts, discussion and analysis, and other disclosures in the concise financial report that were not directly derived from the full financial report.
I have also performed an independent audit of the full financial report of the Telstra Entity and the Telstra Group for the year ended 30 June 2005. My audit report in the full financial report was signed on 11 August 2005, and was not subject to any qualification. For a better understanding of my approach to the audit of the full financial report, this report should be read in conjunction with my audit report on the full financial report.
Independence
I am independent of the Telstra Group, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. I have given to the directors of the company a written Auditor’s Independence Declaration, a copy of which is included in the directors’ report. In addition to the audit of the financial report, additional services were undertaken as disclosed in the notes to the financial statements. The provision of these services has not impaired my independence.
Audit opinion
In my opinion, the concise financial report of the Telstra Group complies with Accounting Standard AASB 1039 ‘Concise Financial Reports’.
Ian McPhee
Auditor – General
11 August 2005
Canberra, Australia

62

five year financial summary

	2005	2004	2003	2002	2001
	$m	$m	$m	$m	$m
Sales revenue	22,161	20,737	20,495	20,196	18,679
Total revenue (including interest)	22,760	21,335	21,700	20,928	23,086
EBITDA (1)	10,771	10,175	9,170	9,483	9,834
Profit before income tax expense	6,269	5,848	4,928	5,446	6,297
Net profit after minorities	4,447	4,118	3,429	3,661	4,058
Dividends declared for the fiscal year (2)	4,978	3,284	3,474	2,830	2,445
Dividends declared for the fiscal year (cents per share) (2)	40.0	26.0	27.0	22.0	19.0
Total assets	36,310	34,993	35,599	38,219	38,003
Gross debt	13,330	11,854	12,272	13,726	13,990
Net debt	11,790	11,167	10,972	12,268	12,505
Shareholders’ equity	14,881	15,361	15,422	14,106	13,722
Capital expenditure and investments (including capitalised interest)	4,219	3,757	3,437	3,777	7,712
Free cash flow (operating cash flows less investing cash flows)	4,354	4,163	4,565	3,840	229
Financial Ratios	%	%	%	%	%
Return on average assets	20.4	19.4	16.3	17.5	21.6
Return on average equity	29.4	26.8	23.2	26.8	32.7
EBIT interest cover (times) (1)	8.5	8.3	6.4	7.0	9.0
EBITDA interest cover (times) (1)	13.0	12.9	10.2	10.7	12.7
Gross debt to capitalisation (3)	47.3	43.6	44.3	49.3	50.5
Net debt to capitalisation (4)	44.2	42.1	41.6	46.5	47.7
Net debt to EBITDA (1)	1.1	1.1	1.2	1.3	1.3

(1)	Earnings before interest, income tax expense, depreciation and amortisation (EBITDA) reflects our net profit prior to including the effect of interest revenue, borrowing costs, income taxes, depreciation and amortisation. Similarly, earnings before interest and income tax expense (EBIT) reflects our net profit prior to including the effects of interest revenue, borrowing costs and income taxes. EBITDA and EBIT are not USGAAP measures of income or cash flow from operations and should not be considered as an alternative to net income as an indication of our financial performance or as an alternative to cash flow from operating activities as a measure of our liquidity. EBITDA and EBIT are useful to investors because analysts and other members of the investment community largely view them as key and widely recognised measures of operating performance.

(2)	Dividends declared in 2005 include a 6 cent special dividend paid with the interim dividend and a 6 cent special dividend to be paid with the final dividend. Dividends declared in 2003 included a 3 cent special dividend.

(3)	Based on gross debt (total current and non current borrowings) as a percentage of gross debt plus shareholders’ equity.

(4)	Based on net debt (gross debt less liquid interest bearing assets) as a percentage of net debt plus shareholders’ equity.
www.telstra.com.au/abouttelstra/investor  63

Telstra facts

Telstra's market share – as at 30 June 2005

Local calls
Telstra 70%
Other 9%
Resold 21%*
Domestic long distance
Telstra 62%
Other 38%
International long distance
Telstra 49%
Other 51%
Mobile
Telstra 45%
Other 55%
Basic access
Telstra 72%
Other 9%
Resold 19%*
Data
Telstra 64%
Other 36%
Subscription TV
FOXTEL 60%
Other 40%
Sensis advertising (main media)
Telstra 13%
Other 87%
Narrowband
Telstra 28%
Other 72%
Broadband
Telstra 41%
Other 18%
Resold 41%
Internet & IP
Telstra 41%
Other 59%

* Approx. % of local calls and basic access services resold over Telstra's network.

Source: Telstra estimates ■ Telstra ■ Other ■ Resold

Top 20 telcos – as at 30 June 2005

- Telstra's market capitalisation was approximately $63 billion as at 30 June 2005, making Telstra the 12th largest telco in the world, by market capitalisation.
- Market capitalisation is calculated by the number of shares multiplied by the share price

250
200
150
100
50
Vodafone
Verizon
Telefonica SA
SBC Communications
Deutsche Telekom
China Mobile
France Telecom
NTT DoCoMo
Nippon Telegraph
Telecom Italia
Bell South
Telstra
($63 billion)
Telefonica Moviles
Sprint Corp-FON
Nextel Communications
British Telecom
Singapore Telecom
Telia AB
Swisscom
KDDI

Telstra's facts – as at 30 June 2005

Telstra's strong balance sheet and cash flows make it a significant contributor to the Australian economy.

more than

$36 billion of assets

$22 billion of sales revenue

$4 billion of free cash flow

40 thousand staff

$3 billion of capital expenditure

1.6 million shareholders

A+

credit rating*

* Standard & Poor's long-term rating

64

investor information
How can I access information about my shareholding?
You can contact the Telstra Share Registry on 1300 88 66 77 or you can visit our website www.telstra.com.au/abouttelstra/investor/services.cfm. From this site you can access your holding information, you can make changes to your holding record, or you can download forms to complete and return to the Telstra Share Registry to ensure that your details are up to date.
To access your shareholder information via this secure website you will need to log in using your Securityholder Reference Number (SRN) or Holder Identification Number (HIN), as well as your surname or company name and postcode.
How can I get my shareholder information electronically?
Australian shareholders can elect to receive all or some of their communications electronically and assist the environment at the same time. Telstra is proud to be associated with eTree, an initiative of leading Australian companies and Landcare Australia. Since the scheme was launched in 2004, more than 163,000 Telstra shareholders have signed up resulting in a donation of more than $214,000.
Becoming an electronic shareholder is entirely your choice. If you want to receive some or all of your shareholder communications electronically, just log in to your holding record on www.telstra.com.au/abouttelstra/investor/services.cfm as outlined above and select ‘Yes — I would like to be an e-shareholder’. You will need to type in your email address and make your election to ‘e-mail Notice of Meeting, Proxy and Annual Report’. If you want to get your direct credit dividend advices electronically as well, then select the ‘email’ choice.
Telstra currently donates $2 to Landcare Australia for every shareholder who chooses to receive all their communications electronically (including their dividend statements) or $1 for every shareholder who chooses to just receive their shareholder reports and meeting notices electronically.
Keeping Telstra Australian owned
The Telstra Corporation Act restricts foreign ownership. That is, foreign persons collectively cannot control more than 35% of the non-Commonwealth owned Telstra shares and individual foreign persons cannot control more than 5% of them. Telstra will divest shares if an unacceptable foreign ownership situation arises. Telstra will also keep relevant stock exchanges advised of foreign ownership levels.
SHAREHOLDER BREAKDOWN AS AT 30 JUNE 2005
© Telstra Corporation Limited (ABN 33 051 775 556) 2005
® Registered trade mark of Telstra Corporation Limited
™ Trade mark of Telstra Corporation Limited
* i-mode is a trade mark or registered trade mark of NTT DoCoMo, Inc in Japan and other countries
BlackBerry is a registered trade mark of Research in Motion Limited
CitySearch is a registered trade mark of CitySearch Australia Pty Limited
Trading Post is a registered trade mark of Research Resources Pty Ltd
Invizage is a registered trade mark of Invizage Pty Ltd
UBD is a registered trade mark of Universal Publishers Pty Ltd
Gregory’s is a registered trade mark of Universal Publishers Pty Ltd
LinkMe is a trade mark of LinkMe Pty Limited
Fox Sports is a registered trade mark of Twentieth Century Fox Film Corporation, a corporation existing under the laws of the State of Delaware
FOXTEL Digital is a registered trade mark of Twentieth Century
Fox Film Corporation
FOXTEL iQ is a registered trade mark of Twentieth Century Fox Film Corporation
Designed and produced by The Ball Group Melbourne and Sydney TEL0064 8/05 contact details
Telstra Corporation Limited
Incorporated in the Australian Capital Territory
Telstra is listed on Stock Exchanges in Australia, New Zealand (Wellington), and the USA (New York)
Telstra Enquiries
Australia: 1300 368 387
All other: +61(8) 8308 1721
Registered Office
Level 41, 242 Exhibition Street
Melbourne Victoria 3000 Australia
Douglas Gration
Company Secretary
Ph: +61(3) 9634 6400
Principal Australian Office
242 Exhibition Street
Melbourne Victoria 3000 Australia
Investor Relations Unit
Level 36, 242 Exhibition Street
Melbourne Victoria 3000 Australia
David Anderson
General Manager
Ph: +61(3) 9634 8632
The Telstra Share Registrar
ASX Perpetual Registrars Limited
PO Box 14300
Melbourne Victoria 8001 Australia
Shareholder Enquiries
Australia: 1300 88 66 77
All other: +61(3) 9615 9126
email: telstra@asxperpetual.com.au
website: www.asxperpetual.com.au/telstra
Facsimile: +61(3) 9615 9911
Annual Report Hotline
To receive further copies of the Annual Review or copies of the detailed Annual Report, please call 1300 88 66 77
Website
This review and the Annual Report may also be found via Telstra’s Investor Relations home page at:
http://www.telstra.com.au/abouttelstra/investor
Depositary for American Depositary Receipts
The Bank of New York
101 Barclay Street — 22 W
New York, New York 10286
Ph: +1(212) 815 5838
Facsimile: +1(212) 571 3050
www.telstra.com.au/abouttelstra/investor 65

Telstra Corporation Limited (ABN 33 051 775 556)
Annual General Meeting
The Harbourside Auditorium
Sydney Convention and Exhibition Centre
Darling Drive, Darling Harbour, Sydney
10.30 am Tuesday 25 October 2005
Annual General Meeting 2005
Notice of meeting
Venue location

Pedestrian access
Light Rail
Monorail
Parking
Harwood Street
Murray Street
Harris Street
Pyrmont Street
Novotel Hotel
Ibis Hotel
Mercure Hotel
Darling Drive
Harbourside Shopping Centre
WESTERN ENTRANCE
Darling Drive
Powerhouse Museum
EXHIBITION CENTRE
Hall 5
Hall 4
Hall 3
Hall 2
Hall 1
CONVENTION CENTRE SOUTH
CONVENTION CENTRE NORTH
NORTHERN ENTRANCE
EASTERN ENTRANCE
enter
Cockle Bay
Pyrmont Bridge
Darling Drive
Entertainment Centre Car Park
Tumbalong Park
Imax Theatre
Pier Street
Cockle Bay Wharf
Entertainment Centre
Chinese Gardens
Darling Walk
Sega World
Western Distributor
Harbour Street
Goulburn
Liverpool
Bathurst
To City
To Chinatown
Darling Park
Sussex Street
Market

Shareholders are advised to enter the AGM via the external doors, as indicated on the map above, to the Convention Centre. The most convenient stop for Shareholders using the monorail system or the light rail system is the Convention Centre Stop.
You can also view the meeting live from 10.30 am on the Internet at www.telstra.com/agm.

Office of the Chairman
2 September 2005
Dear Shareholder
It is my pleasure to invite you to the 2005 Annual General Meeting of Telstra Corporation Limited on Tuesday 25 October 2005.
The AGM will be held at the Harbourside Auditorium, Sydney Convention and Exhibition Centre, Darling Drive, Darling Harbour, Sydney commencing at 10.30 am. A venue location map is contained on the front of this notice of meeting. Registration will commence at 9.00 am and shareholders are invited to join with the Telstra Board and senior executives for morning tea prior to the meeting. A light lunch will be served during the course of the meeting.

The AGM will also be webcast. Shareholders should log in to www.telstra.com/agm before the meeting to download any software needed to view the event.
Shareholders can submit questions that they would like raised at the AGM using the form contained in the notice of meeting or via the Internet at www.asxperpetual.com.au/telstra/agm. We will respond to the more frequently asked questions at the AGM but as you will appreciate, with Australia’s largest shareholder base of over 1.65 million, we will not be able to respond personally to all questions.
I enclose your notice of meeting together with the following documents:
•	A personalised proxy form. You can lodge your proxy on-line at the Telstra Share Registry website www.asxperpetual.com.au/telstra. Alternatively, you can complete and return the hard copy proxy form in the reply paid envelope, or fax it to the fax number on your form.
•	An Annual Review or Annual Report (if you asked to receive these documents). Electronic copies of the Annual Review and Annual Report are available from the website www.telstra.com.au/abouttelstra/investor. Alternatively, if you would like a hard copy please call 1300 88 66 77.
This year, two of your serving directors, Catherine Livingstone and I, are retiring by rotation and are standing for reelection. Your Telstra Board recommends the re-election of your serving directors.
If you are unable to attend the meeting, please remember to lodge your proxy either on-line at www.asxperpetual.com.au/telstra or complete and then return the proxy form enclosed with this notice.
I look forward to welcoming you to the meeting.
Yours sincerely
Donald G McGauchie AO
Chairman
Telstra Corporation Limited
ABN 33 051 775 556
2

Items of business
1. Chairman and CEO presentations
2. Discussion of financial statements and reports
To discuss the Company’s financial statements and reports for the year ended 30 June 2005.
3. Adoption of the remuneration report
To adopt the remuneration report for the financial year ended 30 June 2005.
4. Increase in directors’ fee pool
To consider and, if thought fit,to pass the following resolution as an ordinary resolution: ‘
‘THAT the maximum aggregate remuneration payable out of the funds of the Company to non-executive directors of the Company for their services as directors including their service on a committee of directors be increased to $2,000,000 per annum.’
5. Election and re-election of directors
Catherine Livingstone and Donald McGauchie retire by rotation and in accordance with the Company’s constitution:
(a) Catherine Livingstone, being eligible, offers herself for re-election;
(b) Mervyn Vogt, being eligible, offers himself for election; and
(c) Donald McGauchie, being eligible, offers himself for re-election.
Note — Item 3.
The vote on this item is advisory only and does not bind the directors or the Company. However, the Board will take the outcome of the vote into consideration when reviewing the remuneration practices and policies of the Company.The Chairman of the meeting intends to vote undirected proxies in favour of the adoption of the remuneration report.
Note — Item 4.
It is the intention of the Board that directors’ retirement benefits will cease to accrue from the date of the meeting if this resolution is passed. The proposed increase in the fee pool will permit directors’ fees to be increased in recognition of the cessation of retirement benefits. Previously accrued retirement benefits as at the date of the meeting will be preserved and transferred to directors on retirement.
The Company will disregard any vote cast on item 4 by any director of the Company and associates of such a director, unless the vote is cast by such a person as proxy or nominee for another person who is entitled to vote and is cast in accordance with the directions on the form appointing the proxy or the vote is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.
The Chairman of the meeting intends to vote undirected proxies in favour of this resolution where permitted to do so by the relevant proxy form.
Note — Item 5.
The order in which the candidates appear in this notice of meeting has been independently determined by Ernst & Young.
To be successfully elected or re-elected as a director, a candidate must receive more votes ‘For’ than ‘Against’.
As Donald McGauchie is standing for re-election, Dr John Stocker will chair the meeting for this item.
The Chairman of the meeting intends to vote undirected proxies in favour of the re- election of Catherine Livingstone and Donald McGauchie and against the election of the other candidate.
In the interests of representing the views of as many shareholders as possible,the Chairman of the meeting intends to call a poll in relation to items 3, 4 and 5 at the meeting.
More details for items 3, 4 and 5 are contained in the Explanatory Notes on pages 6 and 7.

3

Conducting Telstra’s Annual General Meeting
Telstra’s annual general meeting is intended to give shareholders the opportunity to:
•	Hear presentations by the Chairman and Chief Executive Officer about the operations and performance of the Company and the outlook for the year ahead.

•	Consider and vote on the resolutions before the meeting including a non-binding resolution on the adoption of the remuneration report.

•	Ask questions of the Board, management and the auditor. The Chairman and CEO will generally answer questions on behalf of the Board and management.
To help achieve these objectives Telstra will:
•	Webcast the meeting for the benefit of those shareholders unable to attend in person. Shareholders can view the meeting at www.telstra.com/agm.

•	Allow shareholders to raise questions in writing before the meeting by either completing the attached form or via the internet at www.asxperpetual.com.au/telstra/agm.

•	Allow a reasonable opportunity for shareholders as a whole at the meeting to ask questions of the Board, management or the auditor about the operations, performance and management of the Company.

•	Provide sign language and hearing loop facilities for shareholders with hearing difficulties.

•	Answer shareholders’ questions honestly and fairly. If we can’t answer a question at the meeting we will seek to provide a response to the shareholder asking the question after the meeting.

•	Inform shareholders as to the proxy position with respect to the resolutions to be considered by the meeting and the manner in which the Chairman intends to vote undirected proxies.
To help achieve these objectives we ask that shareholders:
•	Are courteous and respectful to all shareholders and others attending the meeting.

•	Keep their questions and comments to a reasonable length of time to allow as many shareholders as possible who wish to speak at the meeting an opportunity to do so. Generally a maximum of three minutes each time a shareholder addresses the meeting will be appropriate.

•	Confine their questions to the matters before the meeting and matters relevant to shareholders as a whole. If a shareholder’s question appears to be more relevant to the shareholder’s own circumstances than to shareholders as a whole we will ask that the shareholder raise the matter with management outside the meeting.

•	Respect the privacy of individual shareholders attending the meeting and assist in the orderly conduct of the meeting by not photographing, video taping or recording the proceedings of the meeting. A webcast of the entire meeting will be available live on the Telstra investor relations website www.telstra.com/agm and also after the meeting.

4

RIGHT TO ATTEND AND VOTE

	Right to vote and	Which proxy	Deadline for
Investor	attend meeting	form?	lodgement of proxies

Shareholders	Shareholders registered as at 10.30 am on 23 October 2005	Use the orange proxy form	10.30 am Sunday 23 October 2005

Telstra ESOP 97 and ESOP 99 participants	Telstra ESOP 97 and 99 participants registered at 5.00 pm on 19 October 2005	Use the blue appointment of nominee form	5.00 pm Wednesday 19 October 2005

Telstra OwnShare and DirectShare participants	Telstra OwnShare and DirectShare participants registered at 5.00 pm on 19 October 2005	Use the green appointment of nominee form	5.00 pm Wednesday 19 October 2005
Proxies
You are able to appoint a proxy or nominee to act generally at the meeting on your behalf and to vote in accordance with your instructions on the proxy or nominee form, or if no directions have been given on the form, as the proxy or nominee sees fit.
If you hold Telstra shares in more than one capacity you need to use the forms that are relevant to your holdings. For example, if you are an ordinary shareholder and ESOP participant and you wish to appoint a proxy for your entire holding, you must complete the orange proxy form for your ordinary shares and the blue nominee form for your ESOP holding.
A shareholder, ESOP 97 or 99 participant, OwnShare participant or DirectShare participant entitled to attend and vote can appoint up to two proxies or nominees as appropriate. If you wish to appoint two proxies or nominees, please call 1300 88 66 77 and request an additional form.
For further information on proxies generally, including the appointment of proxies, the proportion of votes per proxy, voting by proxy and lodgement of proxies, please refer to the back of the relevant proxy or appointment of nominee form enclosed with this notice.
Questions
If you have any questions about this notice or the accompanying documents, please contact:
Telstra Share Registrar
ASX Perpetual Registrars Limited
Level 4, 333 Collins Street,Melbourne Victoria 3000

Telephone: 1300 88 66 77
Overseas: 613 9615 9126
Facsimile: 613 8614 2909
By order of the Board.
Douglas Gration
Company Secretary
2 September 2005

5

Explanatory notes
Item 3 — Adoption of the remuneration report
During this item there will be opportunity for shareholders at the meeting to comment on and ask questions about the Telstra remuneration report. The remuneration report is available on page 34 of the Annual Review and also in the Annual Report. It can also be accessed electronically on the Telstra web site at www.telstra.com.au/abouttelstra/investor.
The vote on the proposed resolution in item 3 is advisory only and will not bind the directors or the Company. However, the Board will take the outcome of the vote into consideration when reviewing the remuneration practices and policies of the Company.
The Chairman of the meeting intends to vote undirected proxies in favour of the adoption of the remuneration report.
The directors recommend that shareholders vote in favour of item 3.
Item 4 — Increase in directors’ fee pool
The proposal before the meeting is to increase the maximum aggregate amount payable to directors for their services as directors (including service on a committee of directors) by $680,000 to $2,000,000 per annum.
The maximum aggregate amount currently is $1,320,000. This limit does not include directors’ retirement benefits. In the year to 30 June 2005 directors received fees of $1,111,094 and accrued retirement benefits of $551, 260 in addition to those fees.
The Board has agreed that if this resolution is passed, directors’ retirement benefits will cease to accrue from the date of the meeting. Accrued retirement benefits as at the date of the meeting will be preserved and transferred to directors on retirement.
The proposed increase to the fee pool will also provide capacity to appoint additional directors in the future and pay directors’ fees at a level consistent with market benchmarks.
The Board considers that a fee pool of $2 million compares favourably with the fee pools of Australian companies of comparable size. A recent report by a specialist remuneration firm found that the median fee pool for Australian companies with a market capitalisation in excess of $5 billion,was $2.5 million1.
The Chairman of the meeting intends to vote undirected proxies in favour of this resolution where permitted to do so by the relevant proxy form.
Given their interest in the subject matter of this resolution, the directors make no recommendation to shareholders on item 4.

1 Source: 2005 Board Remuneration Report. Godfrey Remuneration Group Pty Ltd and Spencer Stuart.

6

Item 5 — Election and re-election of directors

Catherine B Livingstone BA (Hons), FCA, FTSE Age 49	Catherine Livingstone joined Telstra as a non-executive Director in November 2000. She is a member of the Audit Committee and the Technology Committee. Ms Livingstone has a degree in accounting and has held several finance and general management roles predominantly in the medical devices sector. Ms Livingstone was the Chief Executive of Cochlear Limited (1994 — 2000).

Directorships of Other Listed Companies — Current:
Director,Macquarie Bank Limited (2003 — ).

Directorships of Listed Companies — past three years:
Director,Goodman Fielder Ltd (2000 — 2003) and Rural Press Limited (2000 — 2003).

Other:
Chairman, CSIRO (2001 — ) and Australian Business Foundation (2000 — ); Director, Sydney Institute (1998 — );
Member, Department of Accounting and Finance Advisory Board Macquarie University and Business/Industry/Higher Education Collaboration Committee (BIHECC).

Mervyn Vogt BCom, BEd, ACTT, Grad Dip E & IR Age 73	Past MACE and AIMM. Lecturer in Education, Educational Technology, Perception & Communication, Foundation Director Victorian Teachers Union (VTU) Credit Union, Vice-President VTU, Member Victorian Curriculum Advisory Board, Member Victorian Universities and Schools Examination Board (VUSEB), State Executive Member Victorian Council of School Organisations (VICSSO), Convenor of Expert Committee on Educational Technology Planning. Employee of Telstra Corporation Ltd since 1994. Elected occupational health and safety representative.

Donald G McGauchie AO Age 55	Donald McGauchie joined Telstra as a non-executive Director in September 1998 and was appointed as Chairman in July 2004. He is Chairman of the Nomination Committee and is a member of the Remuneration Committee. Mr McGauchie has wide commercial experience within the food processing, commodity trading, finance and telecommunication sectors. He also has extensive public policy experience, having previously held several high-level advisory positions to government including the Prime Minister’s Supermarket to Asia Council, the Foreign Affairs Council and the Trade Policy Advisory Council.

Directorships of Other Listed Companies — Current:

Director, James Hardie Industries NV (2003 — ) and Nufarm Limited (2003 — ).

Directorships of Listed Companies — past three years:

Deputy Chairman, Ridley Corporation Limited (1998 — 2004); Director, National Foods Limited (2000 — 2005) and Graincorp Limited (1999 — 2002).

Other:

Director, Reserve Bank of Australia; Partner, C&E McGauchie — Terrick West Estate. President of the National Farmers Federation (1994 — 1998); Chairman, Rural Finance Corporation (2003 — 2004). Awarded the Centenary Medal for service to Australian society through agriculture and business in 2003.
The Chairman of the meeting intends to vote undirected proxies in favour of the re-election of Catherine Livingstone and Donald McGauchie and against the election of the other candidate.
The Telstra Board recommends the re-election of Catherine Livingstone and Donald McGauchie.

7

Questions from shareholders
Your questions are important to us. Please use this form to submit any questions concerning Telstra that you would like us to respond to at the Annual General Meeting and return it in the reply paid envelope provided or fax it to 613 9615 9911. Shareholders can also lodge questions online at:
www.asxperpetual.com.au/telstra/agm
We will respond to as many of the more frequently asked questions as possible at the AGM.
Please note we will not be able to reply individually. You will be able to view the AGM live by webcast and after the meeting at: www.telstra.com/agm

Shareholder’s name

Address

Securityholder Reference Number (SRN) or Holder Identification Number (HIN)

Question(s):

•

•

•

© Telstra Corporation Limited (ABN 33 051 775 556) 2003.
® Registered trade mark of Telstra Corporation Limited.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELSTRA CORPORATION LIMITED

Name:	Douglas Gration
Title:	Company Secretary

Date: 9 September 2005